04010572

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Harvest Energy Trust and Harvest Operations Corp.

*CURRENT ADDRESS 1900, 330 - 5th Avenue SW
Calgary, Alberta T2P 0L4

**FORMER NAME

**NEW ADDRESS

SEC MAIL
MAR 08 2004
PROCESSED
MAR 10 2004
THOMSON FINANCIAL

FILE NO. 82- 34779 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 3/15/04

Un exemplaire du présent prospectu[...] [...]une des provinces canadiennes; toutefois, ce [...] [...]es. Les renseignements qu'il contient sont susc[...] [...]s avant que les autorités en valeurs mobilières [...]

Les titres décrits dans le présent prosp[...] [...]. Ils ne peuvent être proposés que par des pers[...] [...] sur la qualité des titres offerts dans le présen[...] [...]action. Ces titres n'ont pas été et ne seront pas [...] [...] version modifiée. Par conséquent, sauf dans la mesure où ils s[...] [...] d'inscription, ces titres ne peuvent être placés ou vendus aux États-Unis et le présent prospectus ne constitue pas une offre de vente ou une sollicitation d'une offre d'achat de ces titres aux États-Unis. Voir « Mode de placement ».

04 MAR -9 AM 7:21

Nouvelle émission **Le • 2003**

PROSPECTUS PROVISOIRE DATÉ DU 3 SEPTEMBRE 2003

Harvest Energy Trust

• $

• parts de fiducie

Harvest Energy Trust (la « Fiducie ») assure par les présentes l'admissibilité du placement (le « placement ») de • parts de fiducie (les « parts de fiducie ») de la Fiducie au prix de • $ (le « prix d'émission ») par part de fiducie. Les modalités du présent placement, y compris le prix d'émission, ont été établies par voie de négociation entre Harvest Operations Corp. (la « Société »), pour le compte de la Fiducie, et Financière Banque Nationale Inc., pour son propre compte et celui de Marchés mondiaux CIBC Inc., de FirstEnergy Capital Corp. et de Haywood Securities Inc. (collectivement, les « preneurs fermes »).

Prix : • $ par part de fiducie

	Prix d'émission	Rémunération des preneurs fermes	Produit net pour la Fiducie(1)
Par part de fiducie	• $	• $	• $
Total	• $	• $	• $

Notes

(1) Sans déduire les frais du présent placement estimés à 250 000 $, qui seront réglés au moyen des liquidités dont la Fiducie dispose.

(2) La Fiducie a octroyé aux preneurs fermes une option d'attribution excédentaire (l'« option d'attribution excédentaire ») qui permet à ceux-ci d'acheter un nombre maximal de • parts de fiducie supplémentaires au prix d'émission et qui peut être levée, en totalité ou en partie, pendant la période de 30 jours suivant la date de clôture du présent placement, afin de couvrir les attributions excédentaires, s'il y a lieu, et à des fins de stabilisation du marché. Si l'option d'attribution excédentaire est levée intégralement, le prix d'émission, la rémunération des preneurs fermes et le produit net pour la Fiducie, sans tenir compte des frais d'émission, totaliseront respectivement • $, • $ et • $. Le présent prospectus assure l'admissibilité de l'octroi de l'option d'attribution excédentaire et des parts de fiducie pouvant être émises au moment de la levée de celle-ci. Voir « Mode de placement ».

Sous réserve de certaines hypothèses, limitations et restrictions, de l'avis de Burnet, Duckworth & Palmer LLP, conseillers juridiques de la Fiducie, et de Blake, Cassels & Graydon s.r.l., conseillers juridiques des preneurs fermes, à la date du présent prospectus, les parts de fiducie constitueront, à la date d'émission, des placements admissibles

pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études en vertu de la *Loi de l'impôt sur le revenu* (Canada) et ne constitueront pas des biens étrangers au sens de cette loi. Voir « Admissibilité à des fins de placement ».

Les preneurs fermes offrent conditionnellement les parts de fiducie, sous les réserves d'usage concernant leur vente antérieure, leur émission par la Fiducie et leur remise et leur acceptation par les preneurs fermes, conformément aux conditions énoncées dans la convention de prise ferme dont il est question à la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique ayant trait à l'admissibilité des parts de fiducie à des fins de placement par Burnet, Duckworth & Palmer LLP, pour le compte de la Fiducie, et par Blake, Cassels & Graydon s.r.l., pour le compte des preneurs fermes.

Financière Banque Nationale Inc., l'un des preneurs fermes, est une filiale en propriété exclusive d'une banque à charte canadienne qui, à la date de clôture du présent placement, sera un prêteur de la Société et envers laquelle la Société sera endettée. Par conséquent, la Fiducie peut être considérée comme un émetteur associé à Financière Banque Nationale Inc. aux fins des règlements sur les valeurs mobilières de certaines provinces. En outre, la Fiducie a retenu les services de Financière Banque Nationale dans le cadre de l'opération relative à NFX et lui versera une rémunération lorsque l'opération relative à NFX aura été réalisée. Voir « Liens entre la Fiducie et un certain preneur ferme ».

Les parts de fiducie émises et en circulation sont inscrites à la TSX sous le symbole « HTE.UN ». Le 2 septembre 2003, le cours de clôture des parts de fiducie s'est établi à 12,60 $ à la TSX.

Les souscriptions des parts de fiducie seront reçues sous réserve du droit de les rejeter ou de les répartir en totalité ou en partie et de clore les livres de souscription à tout moment sans avis. Les certificats représentant les parts de fiducie pourront être remis à la clôture du présent placement, qui devrait avoir lieu vers le 30 septembre 2003, au plus tard le • 2003. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du présent placement, faire des opérations visant à fixer ou à stabiliser le cours des parts de fiducie à un niveau autre que celui qui serait formé sur le marché libre. Voir « Mode de placement ».

Un placement dans les parts de fiducie est très spéculatif en raison d'un certain nombre de risques qu'il comporte, dont les suivants : (i) la volatilité du prix du pétrole, du gaz naturel et des produits du gaz naturel; (ii) la capacité de la Fiducie de remplacer les réserves en en achetant d'autres ou autrement; (iii) l'épuisement et la récupérabilité des réserves et l'estimation des réserves; (iv) les questions d'ordre environnemental; (v) le service de la dette, (vi) les changements législatifs; (vii) la nature de l'exploitation pétrolière et gazière; (viii) la dépendance à l'endroit de la Société; (ix) les conflits d'intérêts éventuels; (x) l'admissibilité à des fins de placement; (xi) la nature des parts de fiducie; (xii) la fluctuation des taux d'intérêt; (xiii) la fluctuation de la valeur du dollar canadien par rapport à d'autres devises; (xiv) la fluctuation du prix de l'énergie électrique. Voir « Facteurs de risque ».

PROPRIÉTÉS DE LA FIDUCIE


BELLSHILL NON-UNIT
THOMPSON LAKE
KILLARNEY
DAVID NORTH
HAYTER SOUTH
HAYTER
ANSIL
CZAR
METISKOW
WEST PROVOST
Provost
4TH MERIDIAN
T.41
T.39
T.38
T.37
R.13
R.12
R.11
R.10
R.9
R.8
R.7
R.6
R.5
R.4
R.3
R.2
R.1
ALBERTA
SASKATCHEWAN
Fort McMurray
Grande Prairie
EDMONTON
Jasper Park
Banff Park
Red Deer
Calgary
Lethbridge
Medicine Hat
Saskatoon
Regina
TYVAN
MOOSE VALLEY
BENDER
HAZELWOOD
CORNING/FLINTON
WHITE BEAR
PARKMAN
LIGHTNING
2ND MERIDIAN
T.15
T.14
T.13
T.12
T.11
T.10
T.9
T.8
T.7
R.33
R.32
R.31 W1M
W2M
LOCATOR MAP AB SK
Harvest Energy Trust
21.08.2003

TABLE DES MATIÈRES

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

La Fiducie fait la présente mise en garde au sujet de facteurs importants qui pourraient faire en sorte que ses résultats réels diffèrent considérablement des résultats prévus par les énoncés prospectifs faits dans le présent prospectus. Les énoncés qui expriment ou mettent en cause des attentes, des convictions, des projets, des objectifs, des hypothèses ou des événements ou rendements futurs (souvent, mais pas toujours, au moyen de termes tels que « entraînera probablement », « s'attendre à », « continuer à », « prévoir », « estimer », « avoir l'intention de », « projeter », « projections » et « perspectives ») ne constituent pas des faits historiques et peuvent constituer des énoncés prospectifs. Ces énoncés peuvent mettre en cause des estimations, des hypothèses et des incertitudes qui pourraient faire en sorte que les résultats réels diffèrent considérablement des résultats exprimés par ces énoncés prospectifs. Par conséquent, ces énoncés sont présentés sous réserve des facteurs dont il est question dans le présent prospectus, plus particulièrement les facteurs de risque qui sont présentés à la rubrique « Facteurs de risque ». Étant donné que les résultats réels pourraient différer considérablement des résultats exprimés par les énoncés prospectifs faits par la Fiducie ou pour son compte, les épargnants sont priés de ne pas s'y fier indûment. De plus, ces énoncés prospectifs sont valides à la date à laquelle ils ont été faits uniquement, et la Fiducie ne s'engage aucunement à les mettre à jour pour tenir compte de nouveaux événements ou circonstances survenus après la date à laquelle ils ont été faits ou pour tenir compte d'événements imprévus, sauf si la loi, y compris les lois sur les valeurs mobilières applicables, l'y oblige. De nouveaux facteurs pourraient survenir, et la direction de la Société n'est pas en mesure de prévoir chacun d'eux ni d'évaluer à l'avance l'incidence qu'ils auront sur la Fiducie et la mesure dans laquelle un ou plusieurs de ces facteurs pourraient faire en sorte que les résultats réels diffèrent considérablement des résultats exprimés dans les énoncés prospectifs.

DIVULGATION SUPPLÉMENTAIRE

Les espèces à distribuer, les espèces distribuables et le taux de rendement en termes d'encaisse ne font pas l'objet des principes comptables généralement reconnus. La direction estime qu'en plus du revenu net et du revenu net par part de fiducie, les espèces à distribuer et les espèces distribuables sont des mesures supplémentaires utiles, étant donné qu'ils donnent aux épargnants des renseignements sur les espèces distribuables. Le taux de rendement en termes d'encaisse est une autre mesure utile qui est largement utilisée, car il donne aux épargnants des renseignements sur les espèces réellement distribuées par rapport au cours de négociation. Les épargnants sont prévenus que les espèces à distribuer, les espèces distribuables et le taux de rendement en termes d'encaisse ne devraient pas être interprétés comme remplaçant le revenu net tel qu'il est établi selon les principes comptables généralement reconnus au Canada. **Les épargnants sont également prévenus que le taux de rendement en termes d'encaisse représente une combinaison entre le rendement du placement initial des épargnants et le produit du placement initial des épargnants et il n'est pas comparable au rendement traditionnel sur les titres d'emprunt à l'égard desquels les épargnants ont droit au remboursement intégral du capital de la dette à l'échéance en plus du rendement sur le placement qu'ils touchent au moyen des versements d'intérêts.**

GLOSSAIRE

Dans le présent prospectus, sauf indication contraire, les termes suivants ont le sens qui leur est donné ci-après :

« **acte de fiducie** » désigne l'acte de fiducie modifié et mis à jour daté du 27 septembre 2002 conclu entre le fiduciaire et la Société, en sa version modifiée au moyen d'actes de fiducie complémentaires.

« **amodiation** » désigne une convention aux termes de laquelle un tiers convient d'assumer la totalité ou une partie des frais de forage de puits d'une ou de plusieurs propriétés en vue d'acquérir une participation dans celles-ci, une filiale en exploitation conservant un intérêt résiduel dans les propriétés en question.

« **BCAA** » désigne la *Business Corporations Act* (Alberta), en sa version modifiée, y compris le règlement y afférent.

« **billets** » désigne, collectivement, les billets à ordre que la Société peut émettre en série conformément à un acte relatif aux billets, qui seront remboursés en contrepartie d'une partie de la PBN, dont la juste valeur marchande correspond au capital en question et qui sont assujettis aux modalités suivantes :

a) les billets ne sont pas garantis et portent intérêt au taux annuel de 6 % payable mensuellement à terme échu le 20e jour du mois suivant;

b) les billets sont subordonnés à toutes les dettes prioritaires, ce qui comprend toutes les dettes relatives aux sommes empruntées ou dues dans le cadre de l'achat de propriétés en cas de défaut de paiement de ces dettes prioritaires et tous les comptes fournisseurs de la Société ou d'une filiale de celle-ci ou de la Fiducie dans le cadre de procédures intentées par un créancier, par exemple en cas de faillite, de liquidation ou d'insolvabilité;

c) sous réserve de leur remboursement par anticipation, les billets sont exigibles au quinzième anniversaire de la date à laquelle ils ont été émis;

d) le capital global des billets ne doit pas excéder 500 M$;

e) les billets sont assujettis aux autres modalités qui sont habituellement stipulées dans les actes relatifs aux billets à ordre de ce type qui seront approuvés par le conseil de Harvest.

« **bons de souscription spéciaux** » désigne les bons de souscription de parts de fiducie spéciaux vendus aux membres du syndicat de prise ferme le 4 février 2003, qui ont été échangés contre des parts de fiducie au moment de leur exercice réputé le 7 mars 2003.

« **Caribou** » désigne Caribou Capital Corp.

« **CIAR** » désigne le crédit d'impôt de l'Alberta au titre des redevances, programme du gouvernement provincial de l'Alberta prévoyant l'octroi, dans certaines circonstances, de crédits d'impôt relatifs aux redevances sur la production de pétrole et de gaz naturel payables à la province d'Alberta.

« **conseil d'administration** » ou « **conseil de Harvest** » désigne le conseil d'administration de la Société.

« **convention d'administration** » désigne la convention datée du 27 septembre 2002 conclue entre le fiduciaire et la Société aux termes de laquelle la Société fournit certains services d'administration et de consultation relativement à la Fiducie. Voir « Description de la Fiducie » et « Renseignements portant sur la Société ».

« **convention de financement provisoire par capitaux propres** » désigne la convention de financement provisoire par capitaux propres datée du 28 juillet 2003 conclue entre la Fiducie, Caribou et un administrateur de la Société qui prévoit que des avances pouvant aller jusqu'à 40 M$ peuvent être consenties à la Fiducie afin de faciliter le paiement de l'obligation différée de versement du prix d'achat résultant de l'opération relative à NFX.

« **convention de prise ferme** » désigne la convention de prise ferme conclue en date du • 2003 entre la Fiducie et les preneurs fermes relativement à la vente des parts de fiducie.

« **convention de vente de redevances directes** » désigne une convention d'achat et de vente conclue entre la Fiducie et une filiale en exploitation prévoyant l'achat de redevances directes par la Fiducie à une filiale en exploitation.

« **convention relative à NFX** » désigne la convention d'achat et de vente de la participation dans le société en commandite datée du 29 juillet 2003 conclue entre les filiales de Harvest, la Fiducie, les filiales de NFX et la société-mère américaine de NFX aux termes de laquelle les filiales de NFX transféreront leurs participations respectives dans la société en commandite NFX aux filiales de Harvest, y compris toute modification apportée à celle-ci.

« **conventions relatives à la PBN** » désigne, collectivement, la convention relative à la participation au bénéfice net modifiée et mise à jour datée du 27 septembre 2002, conclue entre la Société et la Fiducie et la convention de redevances conclue en date du 17 janvier 2003 entre WEI et Compagnie Trust BNY Canada, à titre de fiduciaire de Westcastle Energy Trust, et « **convention relative à la PBN** » désigne l'une ou l'autre de ces conventions, selon le cas.

« **date de clôture des registres** » désigne le 31 décembre de chaque année suivant la date des présentes et le dernier jour de chaque mois civil ou toute autre date que le fiduciaire pourrait établir suivant la recommandation du conseil d'administration.

« **débentures du groupe de direction** » désigne les débentures de 990148 Alberta Ltd. antérieurement détenues par le groupe de direction. Voir « Structure du capital de la Fiducie » et « Dirigeants et autres personnes intéressés dans des opérations importantes ».

« **espèces à distribuer** » désigne, pour une période donnée, les espèces distribuables, déduction faite des sommes prélevées par la Fiducie et destinées au fonds de capital.

« **espèces distribuables** » désigne, pour une période donnée, toutes les sommes que la Fiducie pourrait distribuer, pendant une période donnée, aux porteurs de parts de fiducie avant d'effectuer les prélèvements destinés au fonds de capital. Voir « Description de la Fiducie – Espèces distribuables ».

« **facilité bancaire existante** » désigne la facilité de crédit existante consentie à la Société par le prêteur de la facilité bancaire existante, qui est décrite à la rubrique « Renseignements portant sur la Société – Emprunts de la Société ».

« **FBCPG** » désigne les frais à l'égard de biens canadiens relatifs au pétrole et au gaz, au sens de la Loi de l'impôt.

« **fiduciaire** » désigne Valiant Trust Company, ou son successeur à titre de fiduciaire de la Fiducie.

« **Fiducie** » ou « **Harvest** » désigne Harvest Energy Trust.

« **filiales de Harvest** » désigne 1057533 Alberta Ltd. et 1057536 Alberta Ltd.

« **filiales de NFX** » désigne, collectivement, 3062782 Nova Scotia Company et 3062783 Nova Scotia Company, appartenant toutes deux en propriété exclusive à Seneca Resources Corporation.

« **filiales en exploitation** » désigne, collectivement, la Société et WEI, chacune étant une filiale en propriété exclusive de la Fiducie, et « **filiale en exploitation** » désigne soit la Société, soit WEI, selon le cas.

« **fonds de la Fiducie** » désigne, à quelque moment que ce soit, l'un ou l'autre des sommes, des biens et des éléments d'actif suivants que le fiduciaire détient, à ce moment-là, pour le compte de la Fiducie aux fins de celle-ci aux termes de l'acte de fiducie :

a) la somme versée en règlement de la Fiducie;

b) tous les fonds réalisés au moment de l'émission des parts de fiducie;

c) les placements autorisés dans lesquels des fonds peuvent être placés;

d) tous les droits sur le revenu réalisé conformément à la convention relative à la PBN conclue avec la Société, y compris la PBN applicable;

e) tous les droits sur le revenu réalisé conformément une convention de vente de redevances directes;

f) les placements subséquents;

g) le produit de l'aliénation de l'un ou l'autre des biens susmentionnés, y compris les redevances directes;

h) les revenus, l'intérêt, les profits, les gains et la plus-value, ainsi que les éléments d'actif, droits et avantages additionnels de quelque nature que ce soit, découlant directement ou indirectement des biens ou du produit de l'aliénation susmentionnés.

« **fonds de capital** » désigne le montant cumulatif des fonds que la Fiducie prélève sur les espèces distribuables afin de financer les acquisitions futures et la mise en valeur de propriétés. Voir « Description de la Fiducie – Fonds de capital ».

« **fonds de réserve** » désigne le montant cumulatif des revenus de production et des autres revenus que les filiales en exploitation ont le droit de conserver, aux termes des conventions relatives à la PBN, dans le but d'assurer le règlement des frais de production dont elles estiment qu'ils pourraient être exigibles au cours du semestre suivant et qu'elles ne pourraient peut-être pas régler au moment opportun en raison d'une insuffisance éventuelle des revenus de production. Voir « Description de la Fiducie – La PBN et les redevances directes – Fonds de réserve ».

« **groupe de direction** » désigne les administrateurs et les membres de la direction de la Société et les membres de leurs familles, leurs amis proches et leurs collaborateurs qui étaient propriétaires des débentures du groupe de direction. Voir « Structure du capital de la Fiducie » et « Dirigeants et autres personnes intéressés dans des opérations importantes ».

« **indice de durée des réserves** » ou « **IDR** » désigne le chiffre obtenu en divisant la quantité de réserves établies par la production annualisée de pétrole, de gaz naturel et de liquides de gaz naturel tirée de ces réserves en 2003, selon les projections énoncées dans le rapport McDaniel sur les propriétés existantes ou le rapport McDaniel sur les nouvelles propriétés, selon le cas.

« **intérêt économique direct** » désigne la participation indivise détenue par une partie dans un bail pétrolier, gazier ou minier octroyé par la Couronne ou un propriétaire minier franc, cette participation donnant à son porteur le droit « d'exploiter » la propriété (le bail) à des fins d'exploration, de mise en valeur, de production et de commercialisation des substances visées par le bail, à l'exclusion notamment des redevances, des redevances dérogatoires, des redevances dérogatoires brutes, des participations aux bénéfices nets ou des autres droits qui donnent droit à leur porteur à une partie de la production ou du produit tiré de la vente de la production, sans que lui soit octroyé le droit ou que lui incombe l'obligation correspondant « d'exploiter » la propriété.

« **jour ouvrable** » désigne tous les jours sauf le samedi, le dimanche ou les jours fériés dans la province d'Alberta ou les autres jours où les banques situées à Calgary, en Alberta, ne sont pas ouvertes.

« **lettre d'entente** » désigne la lettre d'entente datée du 2 septembre 2003 conclue entre la Société, la Fiducie, les filiales de Harvest et une grande société de production pétrolière et gazière aux termes de laquelle la Société, les filiales de Harvest et la Fiducie céderont leurs droits aux termes de la convention relative à NFX à cette société et aux termes de laquelle la quasi-totalité des nouvelles propriétés seront transférées à la Société, y compris toute modification apportée à celle-ci.

« **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada) et le règlement y afférent.

« **loi sur les valeurs mobilières américaine** » désigne la *Securities Act of 1933* des États-Unis, en sa version modifiée.

« **McDaniel** » désigne McDaniel & Associates Consultants Ltd., ingénieurs spécialistes des gisements de pétrole et de gaz naturel indépendants de Calgary, en Alberta.

« **membre du groupe** » signifie, en ce qui a trait aux relations entre deux sociétés par actions, que l'une d'entre elles est contrôlée par l'autre ou que les deux sont contrôlées par la même personne et, à cette fin, une société par actions est réputée être contrôlée par la personne qui est propriétaire d'un nombre suffisant de ses actions comportant droit de vote, ou qui exerce de fait une emprise sur ces actions, autrement que par l'intermédiaire d'une garantie uniquement (soit directement en étant propriétaire d'actions de la société, soit indirectement en étant propriétaire d'actions d'une autre société ou autrement), pour élire la majorité de ses administrateurs.

« **NFX** » désigne National Fuel Exploration Corp., filiale en propriété exclusive de la société en commandite NFX.

« **nouvelle facilité bancaire** » désigne la facilité de crédit devant être consentie par le prêteur de la nouvelle facilité bancaire, qui est décrite à la rubrique « Renseignements portant sur la Société – Emprunts de la Société ».

« **nouvelles propriétés** » désigne tous les intérêts économiques directs, droits de redevances et autres intérêts de NFX.

« **NYMEX** » désigne la New York Mercantile Exchange.

« **obligation différée de versement du prix d'achat** » désigne, collectivement, l'obligation permanente qui incombe à la Fiducie, dans la mesure des fonds dont elle dispose, de verser aux filiales en exploitation une somme correspondant à 99 % du coût, y compris les sommes empruntées en vue de l'acquisition, des avoirs miniers canadiens acquis par une filiale en exploitation et du coût, y compris les sommes empruntées en vue du financement, de certaines dépenses en immobilisations stipulées relatives aux propriétés.

« **opération relative à NFX** » désigne, collectivement, les opérations envisagées dans la convention relative à NFX et la lettre d'entente.

« **option d'attribution excédentaire** » désigne l'option d'attribution excédentaire octroyée par la Fiducie aux preneurs fermes, qui permet à ceux-ci d'acheter un nombre maximal de • parts de fiducie supplémentaires au prix d'émission et qui peut être levée, en totalité ou en partie, pendant la période de 30 jours suivant la date de clôture du présent placement, afin de couvrir les attributions excédentaires, s'il y a lieu, et à des fins de stabilisation du marché.

« **participations dans les propriétés** » désigne les droits pétroliers et gaziers, les biens corporels et participations diverses connexes dont les filiales en exploitation sont propriétaires véritables.

« **part de fiducie** » désigne une part de la Fiducie qui est créée, émise et attestée par un certificat aux termes de l'acte de fiducie, et qui est en circulation et donne à son porteur le droit d'en tirer les avantages qu'elle comporte.

« **PBN** » désigne, collectivement, la participation au bénéfice net que les filiales en exploitation doivent à la Fiducie aux termes des conventions relatives à la PBN.

« **personne** » désigne un particulier, une personne morale, une fiducie, un syndicat, un fonds de pension, un gouvernement ou un organisme gouvernemental.

« **placement** » désigne le placement de parts de fiducie qui fait l'objet du présent prospectus.

« **placements autorisés** » désigne ce qui suit :

a) les prêts consentis à la Société;

b) les comptes portant intérêt de certaines institutions financières, y compris les banques à charte canadiennes et le fiduciaire;

c) les obligations émises ou garanties par le gouvernement du Canada ou d'une province canadienne ou un organisme ou un intermédiaire d'un tel gouvernement;

d) les dépôts à terme, les certificats de placement garanti, les certificats de dépôt ou les acceptations bancaires émis, garantis ou acceptés par une banque à charte ou une autre institution financière canadienne (y compris le fiduciaire et les membres de son groupe), dont les titres d'emprunt ou les dépôts à court terme ont obtenu au moins la cote A ou l'équivalent de Standard & Poor's Corporation, de Moody's Investors Service, Inc. ou de Dominion Bond Rating Service Limited;

e) le papier commercial ayant obtenu au moins la cote A ou l'équivalent de Dominion Bond Rating Service Limited;

f) les placements dans des personnes morales, des sociétés de personnes ou des fiducies exerçant des activités dans le secteur pétrolier ou gazier;

toutefois, un placement ne constitue pas un placement autorisé dans les cas suivants :

g) le placement ferait en sorte que le coût indiqué de tous les « biens étrangers » (au sens de la Loi de l'impôt) détenus par la Fiducie excède le plafond prescrit par le règlement 5000(1) du règlement afférent à la Loi de l'impôt;

h) le placement est un « titre de petite entreprise » au sens de la partie L1 du règlement afférent à la Loi de l'impôt;

i) le placement ferait en sorte que la Fiducie ne soit considérée ni comme une « fiducie d'investissement à participation unitaire » ni comme une « fiducie de fonds commun de placement » aux fins de la Loi de l'impôt.

« **placements subséquents** » désigne les placements que la Fiducie peut faire conformément à l'acte de fiducie, notamment les placements suivants :

a) effectuer les paiements à la Société conformément aux obligations différées de versement du prix d'achat prévues dans la convention relative à la PBN;

b) acheter des titres de la Société et des titres d'autres entreprises, ou investir dans de tels titres, et emprunter des fonds ou obtenir d'autres formes de crédit à cette fin;

c) payer les frais relatifs aux activités décrites ci-dessus,

toutefois, un placement ne constituera pas un placement subséquent dans les cas suivants :

d) le placement ferait en sorte que le coût indiqué pour la Fiducie de tous les « biens étrangers » (au sens de la Loi de l'impôt) détenus par la Fiducie excède le plafond prescrit par le règlement 5000(1) du règlement afférent à la Loi de l'impôt;

e) le placement est un « titre de petite entreprise » au sens de la partie L1 du règlement afférent à la Loi de l'impôt;

f) le placement ferait en sorte que la Fiducie ne soit considérée ni comme une « fiducie d'investissement à participation unitaire » ni comme une « fiducie de fonds commun de placement » aux fins de la Loi de l'impôt.

« **porteurs de parts** » désigne les porteurs d'une ou de plusieurs parts de fiducie.

« **premier appel public à l'épargne** » désigne le placement initial de 3 750 000 parts de fiducie au prix de 8,00 $ chacune réalisé le 5 décembre 2002, qui a donné un produit brut de 30 000 000 $, y compris l'option d'attribution excédentaire octroyée aux preneurs fermes qui a permis à ces derniers d'acheter, au moment de la levée, 562 500 parts de fiducie supplémentaires au prix de 8,00 $ chacune, ce qui a donné un produit brut de 4 500 000 $.

« **preneurs fermes** » désigne, collectivement, Financière Banque Nationale Inc., Marchés mondiaux CIBC Inc., FirstEnergy Capital Corp. et Haywood Securities Inc.

« **prêteur de la facilité bancaire existante** » désigne le consortium de prêteurs dont une banque américaine est un des prêteurs et l'agent administratif pour le compte de tous les prêteurs. À la date des présentes, il n'y a qu'un seul membre du consortium.

« **prêteur de la nouvelle facilité bancaire** » désigne le consortium de prêteurs constitué de deux banques à charte canadiennes et ATB Financial.

« **prix d'émission** » désigne le prix de • $ par part de fiducie à l'égard des parts de fiducie faisant l'objet du présent prospectus.

« **production** » désigne le pétrole, le gaz naturel et les liquides de gaz naturel produits attribués aux propriétés.

« **propriétés** » désigne les intérêts économiques directs, les droits de redevances ou les autres intérêts des filiales en exploitation dans des droits pétroliers et gaziers, des biens corporels et des participations diverses, y compris les propriétés qui pourraient être acquises par l'une ou l'autre des filiales en exploitation.

« **propriétés existantes** » désigne les propriétés en date du présent prospectus.

« **quote-part** » désigne, à l'égard d'un porteur de parts, à quelque moment que ce soit, le chiffre qui correspond au produit obtenu en multipliant le nombre de parts de fiducie qui appartiennent au porteur de parts en question à ce moment-là par le quotient obtenu en divisant ce chiffre par le nombre total de parts de fiducie émises et en circulation à ce moment-là.

« **rapport McDaniel sur les nouvelles propriétés** » désigne l'évaluation technique indépendante des réserves liées aux nouvelles propriétés au 1er janvier 2003, datée du 8 août 2003, que McDaniel a dressée pour le compte de la Société d'après les hypothèses de la constance des prix des coûts et les hypothèses de la hausse des prix et des coûts du 1er mai 2003.

« **rapport McDaniel sur les propriétés existantes** » désigne, collectivement, les évaluations techniques indépendantes des réserves liées aux propriétés existantes et aux redevances directes au 1er janvier 2003, datées du 8 août 2003, que McDaniel a dressées pour le compte de la Société d'après les hypothèses de la constance des prix et des coûts et les hypothèses de la hausse des prix et des coûts du 1er mai 2003.

« **rapport Seaton-Jordan sur les nouvelles propriétés** » désigne l'évaluation indépendante, en date du 1er juillet 2003, des terrains inexploités liés aux nouvelles propriétés, datée du 24 juillet 2003.

« **rapport Seaton-Jordan sur les propriétés existantes** » désigne l'évaluation indépendante, en date du 1er juillet 2003, des terrains inexploités liés aux propriétés existantes, datée du 24 juillet 2003.

« **redevances directes** » désigne les droits de redevance sur des droits pétroliers et gaziers acquis par la Fiducie aux termes d'une convention de vente des redevances directes.

« **régime d'achat de parts incitatif** » désigne le régime d'achat de parts incitatif de la Fiducie qui est décrit à la rubrique « Régime d'achat de parts incitatif ».

« **régime de réinvestissement** » désigne le régime de réinvestissement des distributions et d'achat facultatif de parts.

« **réserves brutes** » désigne, collectivement, la participation que les filiales en exploitation ont ou doivent acquérir dans les réserves, sans tenir compte des droits de redevances.

« **réserves établies** » désigne le résultat obtenu en additionnant 100 % des réserves prouvées et 50 % des réserves probables.

« **réserves prouvées** », « **réserves probables** », « **réserves productives** », « **réserves non productives** », « **réserves nettes** », « **réserves inexploitées** » et « **total des réserves prouvées** » ont le sens qui leur est attribué aux rubriques « Réserves de pétrole et de gaz attribuables aux propriétés existantes et aux redevances directes » et « Acquisition des nouvelles propriétés – Réserves de pétrole et de gaz », selon le cas.

« **résolution ordinaire** » désigne la résolution approuvée, à une assemblée des porteurs de parts, par plus de 50 % des voix exprimées par les porteurs de parts qui y assistent ou y sont représentés par procuration, ou pour le compte de ceux-ci.

« **résolution spéciale** » désigne une résolution présentée en vue d'être adoptée en tant que résolution spéciale à une assemblée des porteurs de parts (y compris la reprise d'une assemblée en cas d'ajournement) dûment convoquée à cette fin et tenue conformément aux dispositions de l'acte de fiducie, à laquelle assistent, ou sont représentés par procuration, au moins deux porteurs d'au moins 10 % du nombre total de parts de fiducie alors en circulation, et adoptée au moyen du vote affirmatif des porteurs d'au moins 66 2/3 % des parts de fiducie représentés à l'assemblée qui ont pris part au scrutin.

« **Seaton-Jordan** » désigne Seaton-Jordan & Associates Ltd., évaluateurs de terrains indépendants de Calgary, en Alberta.

« **Société** » désigne Harvest Operations Corp., filiale en propriété exclusive de la Fiducie et ses filiales en propriété exclusive.

« **société en commandite NFX** » désigne Seneca New Brunswick Limited Partnership.

« **terrains inexploités** » désigne les terrains compris dans les propriétés existantes ou les nouvelles propriétés dont le potentiel au chapitre des réserves prouvées ou des réserves probables n'a pu être confirmé par l'exécution de travaux de mise en valeur ou d'exploration régionaux à la date d'effet du rapport McDaniel sur les propriétés existantes ou du rapport McDaniel sur les nouvelles propriétés, respectivement.

« **TSX** » désigne la Bourse de Toronto.

« **valeur des réserves** » désigne, en ce qui a trait à une propriété pétrolifère et gazéifère, à quelque moment que ce soit, la valeur actualisée de la totalité des rentrées de fonds avant impôt estimatives, déduction faite des dépenses en immobilisations, provenant des réserves établies indiquées dans le rapport McDaniel sur les propriétés existantes ou le rapport McDaniel sur les nouvelles propriétés relativement à la propriété en question, actualisée à 10 % et fondée sur les hypothèses de la hausse des prix et des coûts (point de référence commun du secteur pétrolier et gazier).

« **vendeurs des propriétés existantes** » désigne, collectivement, les vendeurs auprès desquels les filiales en exploitation ont acquis les propriétés existantes.

« **WEI** » désigne Westcastle Energy Inc., filiale en propriété exclusive de la Fiducie.

ABRÉVIATIONS

Pétrole et liquides de gaz naturel

b	baril(s)
kb	millier de barils
b/j	barils par jour
Mb	million de barils
LGN	liquides de gaz naturel

Gaz naturel

kpi^3	millier de pieds cubes
Mpi^3	million de pieds cubes
Gpi^3	milliard de pieds cubes
kpi^3/j	millier de pieds cubes par jour
Mpi^3/j	million de pieds cubes par jour
MBtu	million d'unités thermales britanniques

Autres

AECO	désigne les installations de stockage de gaz naturel de EnCana Corporation qui sont situées à Suffield, en Alberta.
bep	désigne des barils équivalents de pétrole, obtenus au moyen d'un facteur de conversion de 6 kpi^3 de gaz naturel équivalant à 1 b de pétrole, sauf indication contraire. Le facteur de conversion utilisé pour convertir le gaz naturel en équivalent de pétrole n'est pas nécessairement fondé sur les équivalents énergétiques ou de prix à ce moment-là.
bep/j	désigne des barils équivalents de pétrole par jour.
kbep	désigne un millier de barils équivalents de pétrole.
Mbep	désigne un million de barils équivalents de pétrole.
PIEP	désigne le pétrole initial en place.
WTI	désigne West Texas Intermediate, prix de référence payé en dollars américains à Cushing, en Oklahoma, pour le pétrole brut standard.
°API	désigne la mesure de densité des produits pétroliers liquides découlant d'une densité spécifique.
MW	désigne des mégawatts d'énergie électrique.
Darcy	désigne la mesure de la perméabilité (c'est-à-dire, la facilité avec laquelle un seul fluide circule à travers un milieu poreux en fonction d'un gradient de pression).
porosité	désigne la mesure de la fraction d'espace poral d'un réservoir.

CONVERSION

Le tableau suivant présente certaines mesures de conversion standard des unités de mesure britannique en unités de mesure du système international (ou unités métriques).

Pour convertir des	En	Multiplier par
kpi³	mètres cubes	28,174
mètres cubes	pieds cubes	35,494
b	mètres cubes	0,159
pieds	mètres	0,305
mètres	pieds	3,281
milles	kilomètres	1,609
kilomètres	milles	0,621
acres	hectares	0,405
hectares	acres	2,471

SAUF INDICATION CONTRAIRE, TOUTES LES SOMMES INDIQUÉES DANS LE PRÉSENT PROSPECTUS SONT EXPRIMÉES EN DOLLARS CANADIENS.

SOMMAIRE DU PROSPECTUS

Le texte qui suit est un sommaire des caractéristiques principales du présent placement et devrait être lu conjointement avec les renseignements plus détaillés et les données et états financiers qui figurent ailleurs dans le présent prospectus. Pour obtenir la définition de certains termes et abréviations, il y a lieu de se reporter aux rubriques « Glossaire », « Abréviations » et « Conversion ».

Le placement

La Fiducie : La Fiducie est une fiducie pétrolière et gazière du secteur énergétique dont les titres sont cotés en bourse, qui exerce, par l'intermédiaire de ses filiales en propriété exclusive, des activités d'exploration, d'acquisition, de mise en valeur et de production de réserves pétrolières et gazières. Voir « Description de la Fiducie » et « Renseignements portant sur la Société ».

Le placement : ● parts de fiducie.

Prix d'émission : ● $ par part de fiducie.

Option d'attribution excédentaire : La Fiducie a octroyé aux preneurs fermes l'option d'attribution excédentaire qui permet à ceux-ci d'acheter un nombre maximal de ● parts de fiducie supplémentaires au prix d'émission et qui peut être levée, en totalité ou en partie, pendant la période de 30 jours suivant la date de clôture du présent placement, afin de couvrir les attributions excédentaires, s'il y a lieu, et à des fins de stabilisation du marché.

Emploi du produit : Le produit net que la Fiducie tirera de la vente des parts de fiducie aux termes des présentes est évalué à ● M$ (● $ si l'option d'attribution excédentaire est levée intégralement), déduction faite de la rémunération des preneurs fermes de ● $ (● $ si l'option d'attribution excédentaire est levée intégralement) et des frais du placement estimés à 250 000 $. La totalité du produit net réalisé par la Fiducie sera affecté au financement partiel de l'acquisition de propriétés devant être acquises par la Société dans le cadre de l'opération relative à NFX. Voir « Emploi du produit ».

Clôture : Il est prévu que la clôture du présent placement aura lieu vers le 30 septembre 2003. **La clôture du présent placement n'aura lieu que si l'opération relative à NFX est réalisée.** Voir « Acquisition des nouvelles propriétés ».

Admissibilité à des fins de distribution : Les souscripteurs qui achètent des parts de fiducie dans le cadre du placement et qui détiennent ces parts de fiducie à la date de clôture des registres pertinente pourront recevoir des distributions à compter de la distribution prévue payable le 15 octobre 2003, à la condition que la clôture du présent placement ait lieu au plus tard le 30 septembre 2003, la date de clôture des registres prévue relative à cette distribution. Si la clôture du placement a lieu après le 30 septembre 2003, les souscripteurs n'auront pas droit à cette distribution. Les souscripteurs n'auront pas droit à la distribution devant être versée aux porteurs de parts le 15 septembre 2003, à l'égard de laquelle la date de clôture des registres était le 29 août 2003. Voir « Distributions en espèces ».

Caractéristiques des parts de fiducie : Un nombre illimité de parts de fiducie peuvent être émises conformément à l'acte de fiducie. Les parts de fiducie représentent des participations véritables indivises égales dans la Fiducie. Toutes les parts de fiducie se partagent également les espèces à distribuer versées aux porteurs de parts et elles comportent toutes un nombre égal de droits de vote aux assemblées des porteurs de parts. Toutes les parts de fiducie sont entièrement libérées et non susceptibles d'appels subséquents. Aucun droit de conversion, droit de rachat au gré du porteur, droit de rachat au gré de l'émetteur ou droit préférentiel de souscription n'est rattaché aux parts de fiducie, à l'exception des droits de rachat au gré de l'émetteur dont il est question à la rubrique « Acte de fiducie – Droit au rachat ». Les parts de fiducie n'auront aucune valeur lorsque les réserves provenant des éléments d'actif sous-jacents de la Fiducie ne pourront plus être exploités de façon rentable et, par conséquent, les distributions en espèces ne représentent pas un « rendement » au sens traditionnel du terme, puisqu'elles représentent à la fois un remboursement de capital et un rendement du capital investi. Voir « Acte de fiducie » et « Facteurs de risque ».

Inscription des parts de fiducie : Les parts de fiducie en circulation sont inscrites à la TSX sous le symbole boursier « HTE.UN ».

Admissibilité à des fins de placement : À la date de clôture, les parts de fiducie faisant l'objet du présent prospectus constitueront, sous réserve de certaines hypothèses, des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études et ne constitueront pas des biens étrangers au sens de la Loi de l'impôt. Voir « Admissibilité à des fins de placement » et « Considérations fiscales fédérales canadiennes ».

Faits nouveaux

La convention relative à NFX a été signée le 29 juillet 2003 et a pris effet le 1er août 2003. Conformément à celle-ci, les filiales de Harvest ont convenu d'acquérir la totalité des participations des filiales de NFX dans la société en commandite NFX. Les filiales de NFX sont propriétaires d'une participation collective de 100 % dans la société en commandite NFX, dont NFX est la propriétaire exclusive. NFX est propriétaire de toutes les nouvelles propriétés. Il est prévu que les opérations envisagées par la convention relative à NFX et la lettre d'entente seront réalisées au plus tard le 30 septembre 2003.

Conformément à la lettre d'entente, la Société a convenu de transférer son droit d'acquérir la société en commandite NFX aux termes de la convention relative à NFX à une grande société pétrolière et gazière qui est l'autre partie à la lettre d'entente et d'acheter directement de l'autre partie la quasi-totalité des nouvelles propriétés moyennant une contrepartie totalisant 92 M$ (en date du 30 septembre 2003), sous réserve de rajustements. **En raison de la lettre d'entente, la Société n'acquerra pas la totalité des nouvelles propriétés. La grande société pétrolière et gazière qui est l'autre partie à la lettre d'entente conservera certains intérêts dans les nouvelles propriétés se composant d'une production d'environ 300 bep/j, de réserves établies de 0,96 Mbep, de terrains inexploités de 25 000 acres nets, de 20 puits de pétrole productifs nets, de 7 puits de pétrole fermés nets et d'autres éléments d'actif connexes. Tous les renseignements ayant trait aux nouvelles propriétés indiqués ci-après et ailleurs dans le présent prospectus sont énoncés à l'égard des nouvelles propriétés dans leur ensemble et n'ont pas été rajustés pour tenir compte des intérêts devant être conservés par l'autre partie à la lettre d'entente.**

Simultanément à la réalisation de l'opération relative à NFX, la Fiducie pourrait procéder à une restructuration interne aux termes de laquelle la quasi-totalité des propriétés acquises par la Société dans le cadre de l'opération relative à NFX seront transférées à une fiducie dont la Fiducie sera, directement ou indirectement, propriétaire exclusive.

L'acquisition des propriétés devant être acquises par la Société dans le cadre de l'opération relative à NFX sera financée au moyen du produit net du présent placement, qui devrait s'établir à environ • M$ (• M$ si l'option

d'attribution excédentaire est levée intégralement), au moyen de la nouvelle facilité bancaire quant à environ ● M$ (● M$ si l'option d'attribution excédentaire est levée intégralement) et au moyen d'un financement provisoire aux termes de la convention de financement provisoire par capitaux propres (voir « Description de la Fiducie – Emprunts de la Fiducie ») quant au solde de ● M$ (● M$ si l'option d'attribution excédentaire est levée intégralement). Si la clôture du présent placement survient après la réalisation de l'opération relative à NFX, la Fiducie prendra des dispositions en vue d'obtenir un financement provisoire ou un autre financement par emprunt en vue de financer l'opération relative à NFX jusqu'à la réalisation du présent placement. **La clôture du présent placement aura lieu uniquement si l'opération relative à NFX est réalisée.**

Les nouvelles propriétés sont situées dans le sud-est de la Saskatchewan, près de la ville de Carlyle. La majeure partie de la production est située entre le rang 32 W1M du canton 7 et le rang 13 W2M du canton 13. En août 2003, elles ont produit environ 6 200 bep/j de pétrole léger (28 °API à 34 °API) concentré dans l'axe de la zone de sous-affleurement Tilston du Mississipien et l'axe de la zone structurale Red River de l'Ordovicien. D'après l'évaluation du rapport McDaniel sur les nouvelles propriétés, selon la production annuelle de 2003, celles-ci comportent des réserves établies de 18,4 Mbep et ont un IDR de 7,7 ans. Le mécanisme de récupération utilisé est le déplacement par poussée d'eau soutenu par une nappe aquifère active, ce qui permet de récupérer efficacement les réserves et apparente les caractéristiques de l'exploitation des nouvelles propriétés à celles des propriétés existantes. NFX détient un intérêt économique direct moyen de 97 % dans les nouvelles propriétés et exploite 98 % de la production totale. Toute la production est concentrée sur le plan géographique, ce qui favorise l'accès et les synergies d'exploitation. Afin de soutenir la croissance constante des propriétés, la direction a repéré des possibilités d'accroître la valeur de cette zone grâce à du forage de développement, aux vastes terrains inexploités qu'elle comporte et à une banque de données sismiques exclusives, qui font partie de l'actif associé aux nouvelles propriétés.

Information pro forma choisie

L'information pro forma qui suit reflète l'information cumulée se rapportant aux propriétés existantes et aux nouvelles propriétés. Dans la présente rubrique, sauf indication contraire ou à moins que le contexte n'exige une interprétation différente, les mentions de la « Société » désignent toutes les filiales en exploitation. Voir également les rubriques « Description des propriétés existantes », « Acquisition des nouvelles propriétés », « Tableau des résultats des propriétés initiales acquises auprès de Devon Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et six mois arrêtés aux 30 juin 2002 et 2001 », « Tableau des résultats des propriétés additionnelles acquises auprès d'Anadarko Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et neuf mois arrêtés aux 30 septembre 2002 et 2001 », « Tableau des résultats des nouvelles propriétés acquises auprès de National Fuel Exploration Corp. – Exercices terminés les 31 décembre 2002, 2001 et 2000 et six mois arrêtés aux 30 juin 2003 et 2002 », « États financiers consolidés de Harvest Energy Trust – 30 juin 2003 », « États financiers consolidés de Harvest Energy Trust – 31 décembre 2002 » et « États financiers consolidés pro forma non vérifiés de Harvest Energy Trust au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et l'exercice terminé le 31 décembre 2002 » qui figurent dans le prospectus pour obtenir une description de chaque groupe de propriétés et des renseignements sur les réserves connexes, sur la production ainsi que sur les revenus et les frais d'exploitation directs.

Description pro forma des propriétés

En raison de la lettre d'entente, la Société n'acquerra pas la totalité des nouvelles propriétés. La grande société pétrolière et gazière qui est l'autre partie à la lettre d'entente conservera certains intérêts dans les nouvelles propriétés se composant d'une production d'environ 300 bep/j, de réserves établies de 0,96 Mbep, de terrains inexploités de 25 000 acres nets, de 20 puits de pétrole productifs nets, de 7 puits de pétrole fermés nets et d'autres éléments d'actif connexes. Tous les renseignements ayant trait aux nouvelles propriétés indiqués ci-après et ailleurs dans le présent prospectus sont énoncés à l'égard des nouvelles propriétés dans leur ensemble et n'ont pas été rajustés pour tenir compte des intérêts devant être conservés par l'autre partie à la lettre d'entente.

Les propriétés existantes sont situées dans le centre-est de l'Alberta, près de Provost, et comprennent des participations dans les grands champs pétrolifères suivants : Hayter, Thompson Lake, David North, West Provost, Bellshill Lake et Metiskow. Les nouvelles propriétés sont situées dans le sud-est de la Saskatchewan, près de

Carlyle, et comprennent des participations dans les grands champs pétrolifères suivants : Hazelwood, Whitebear et Parkman East, Wauchope/Lightning, Corning/Flinton, Moose Valley et Tyvan/Montmarte-Ordovician. Voir les rubriques « Description des propriétés existantes – Propriétés existantes principales » et « Acquisition des nouvelles propriétés – Propriétés principales ».

Les propriétés existantes et les nouvelles propriétés sont principalement exploitées par la Société et par NFX. La Société a un intérêt économique direct moyen d'environ 99 % dans les propriétés existantes et elle acquerra un intérêt économique direct moyen d'environ 92 % dans la partie des nouvelles propriétés qu'elle acquerra dans le cadre de l'opération relative à NFX.

Les réserves établies (d'après l'hypothèse de la hausse des coûts et des prix utilisée dans le rapport McDaniel sur les propriétés existantes et dans le rapport McDaniel sur les nouvelles propriétés), sans déduire les redevances, des propriétés existantes et des nouvelles propriétés se composent de 18 197 kb de pétrole brut léger, de 7 616 kb de pétrole brut de densité moyenne, 8 870 kb de pétrole brut de densité lourde, 273 kb de liquides de gaz naturel et 2 531 Mpi^3 de gaz naturel.

Les propriétés existantes et les nouvelles propriétés comprennent respectivement des terrains inexploités de 17 745 et de 284 543 acres nets, 757 et 440 puits de pétrole productifs nets, 3,3 et aucun puits de gaz naturel productifs nets, 290 et 182 puits de pétrole fermés nets et 1,4 et aucun puits de gaz naturel fermé net.

Ce portefeuille de propriétés existantes et de nouvelles propriétés est doté des caractéristiques suivantes :

a) **Accumulations de réserves considérables :** La plupart des propriétés existantes et des nouvelles propriétés partagent les mêmes caractéristiques, c'est-à-dire qu'elles possèdent d'importantes accumulations de réserves de pétrole. Au total, la direction estime que ces propriétés comportaient à l'origine environ 1 100 Mbep de PIEP. La direction estime que l'importance du PIEP lui permet d'effectuer des programmes de récupération de réserves plus vastes, ce qui pourrait avoir une incidence significative sur la prolongation de la durée des réserves des propriétés sur la rentabilité des filiales en exploitation.

b) **Débit aux réservoirs grâce à une poussée d'eau active :** La plupart des propriétés existantes et des nouvelles propriétés partagent une caractéristique quant à leurs réservoirs, c'est-à-dire que ceux-ci bénéficient d'une poussée d'eau de fond naturelle provenant d'un aquifère sous-jacent. La direction est d'avis que ce débit d'eau naturel permet un balayage constant du réservoir et que, s'il est géré adéquatement, il est susceptible d'accroître la récupération ultime des réserves.

c) **Rendement de production prévisible :** La production tirée des propriétés existantes et des nouvelles propriétés provient d'environ 1 179 puits, qui, dans l'ensemble, ont toujours donné une production stable et prévisible.

d) **Exploitation :** La Société, en tant qu'exploitante des propriétés existantes et des nouvelles propriétés, sera en mesure d'exercer le contrôle de la gestion et de l'exploitation de façon à améliorer la valeur des propriétés existantes et des nouvelles propriétés au profit de la Fiducie.

e) **Concentration :** Les propriétés existantes et les nouvelles propriétés sont concentrées dans des zones relativement limitées dans le centre-est de l'Alberta et dans le sud-est de la Saskatchewan. La direction est d'avis que cela permettra à la Société de tirer profit d'économies d'échelle dans la gestion des propriétés existantes et des nouvelles propriétés et d'améliorer effectivement la valeur de ces propriétés en misant sur l'expérience acquise à partir d'une propriété pour l'appliquer aux autres.

f) **Possibilités de mise en valeur :** Bien que ces propriétés aient été soumises à de vastes programmes de forage et de mise en valeur, la direction estime qu'il existe des possibilités d'améliorer la production et d'accroître la mise en valeur des réserves liées à ces propriétés existantes et à ces nouvelles propriétés. Voir les rubriques « Information pro forma sur les réserves » et « Nouvelles possibilités d'exploitation et de mise en valeur ».

Information pro forma sur les réserves

McDaniel a dressé le rapport McDaniel sur les propriétés existantes et le rapport McDaniel sur les nouvelles propriétés qui évaluent, au 1er janvier 2003, les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux propriétés existantes, aux redevances directes et aux nouvelles propriétés. Les réserves indiquées dans la présente rubrique sont les réserves combinées indiquées dans le rapport McDaniel sur les propriétés existantes et dans le rapport McDaniel sur les nouvelles propriétés. **Le rapport McDaniel sur les propriétés existantes et le rapport McDaniel sur les nouvelles propriétés évaluent les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux propriétés existantes, aux redevances directes et aux nouvelles propriétés sans tenir compte de la provision pour impôts sur le revenu, des intérêts débiteurs et des frais du service de la dette, des frais généraux et administratifs, ni des frais de remise en état des installations, d'abandon des puits, de remise en état des emplacements de puits et de récupération, mais compte tenu des redevances estimatives, des frais d'exploitation et des dépenses en immobilisations futures. Les réserves probables et la valeur actualisée de ces réserves qui sont présentées dans les tableaux ci-dessous ont été réduites de 50 % afin de tenir compte des risques liés à leur récupération. Le lecteur ne doit pas présumer que la valeur actualisée des rentrées nettes futures estimée par McDaniel représente la juste valeur marchande des réserves.** D'autres hypothèses et réserves quant aux coûts, au prix de la production future et à d'autres questions sont résumées dans les notes qui suivent les tableaux.

Réserves de pétrole et de gaz naturel
et rentrées nettes avant impôts pro forma
en présumant la hausse des coûts et des prix(1)

	Pétrole brut et liquides de gaz naturel (kb)		Gaz naturel (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)(2) Actualisée à			
	Brutes(2)	Nettes(2)	Brutes(2)	Nettes(2)	0 %	10 %	15 %	20 %
Réserves prouvées(2)								
Réserves productives(2)	29 867	26 540	1 913	1 612	316 132	244 154	222 146	204 845
Réserves non productives(2)	355	332	336	259	5 580	4 285	3 815	3 426
Réserves inexploitées(2)	2 286	1 919	95	78	22 383	15 274	12 844	10 894
Total des réserves prouvées(2)	32 508	28 791	2 344	1 949	344 095	263 713	238 805	219 165
Réserves probables affectées d'un facteur de risque(2)	2 448	2 140	187	155	25 653	15 117	12 193	10 070
Réserves établies(2)	34 956	30 931	2 531	2 104	369 748	278 830	250 998	229 235

Notes

(1) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Voir les notes (1) à (12) du tableau qui figure à la rubrique « Réserves de pétrole et de gaz attribuables aux propriétés existantes et aux redevances directes » et les notes (1) à (13) du tableau qui figure à la rubrique « Acquisition des nouvelles propriétés – Réserves de pétrole et de gaz ».

Réserves de pétrole et de gaz naturel
et rentrées nettes avant impôts pro forma
en présumant la constance des coûts et des prix[1]

	Pétrole brut et liquides de gaz naturel (kb)		Gaz naturel (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)[1][2] Actualisée à			
	Brutes[2]	Nettes[2]	Brutes[2]	Nettes[2]	0 %	10 %	15 %	20 %
Réserves prouvées[2]								
Réserves productives[2]	31 998	28 444	2 032	1 729	419 753	295 960	262 591	237 469
Réserves non productives[2]	359	334	336	259	6 766	5 152	4 570	4 091
Réserves inexploitées[2]	2 327	1 956	95	78	27 374	18 617	15 688	13 356
Total des réserves prouvées[2]	34 684	30 734	2 463	2 066	453 893	319 729	282 849	254 916
Réserves probables affectées d'un facteur de risque[2]	2 750	2 416	184	152	37 320	20 218	16 086	13 167
Réserves établies[2]	37 434	33 150	2 647	2 218	491 213	339 947	298 935	268 083

Notes

(1) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Voir les notes (1) à (12) du tableau qui figure à la rubrique « Réserves de pétrole et de gaz attribuables aux propriétés existantes et aux redevances directes » et les notes (1) à (13) du tableau qui figure à la rubrique « Acquisition des nouvelles propriétés – Réserves de pétrole et de gaz ».

Rentrées nettes estimatives avant impôts – Réserves établies des propriétés pro forma
en présumant la hausse des coûts et des prix[1]
(en milliers de dollars)

Année	Production annuelle (kbep)	Revenus attribuables à la participation de la Société	Redevances à payer[2]	Frais d'exploitation	Autres revenus	Bénéfice d'exploitation net	Investissement en capital net	Rentrées nettes[3][4]
2003	6 339	197 731	32 574	56 037	60	109 180	8 155	101 025
2004	5 619	155 764	24 307	55 014	54	76 498	7 870	68 628
2005	4 771	132 380	20 146	52 015	48	60 268	5 221	55 047
2006	3 902	102 249	14 701	49 601	43	37 991	–	37 991
2007	3 180	84 696	11 540	46 267	39	26 298	–	26 298
2008	2 517	69 291	9 063	40 803	35	19 460	–	19 460
2009	1 792	51 403	6 446	31 977	32	13 012	–	13 012
2010	1 150	34 698	4 394	21 167	–	9 137	–	9 137
2011	894	27 979	3 362	17 787	–	6 830	–	6 830
2012	733	23 457	2 767	15 186	–	5 504	–	5 504
2013	621	20 448	2 373	13 444	–	–	–	4 631
2014	535	17 912	1 863	12 434	–	–	–	3 616
2015	475	16 148	1 603	11 626	–	–	–	2 919
2016	412	14 224	1 347	10 438	–	–	–	2 439
2017	374	13 152	1 183	9 935	–	–	–	2 034
Années restantes	2 064	80 290	7 674	62 069	–	10 548	–	10 548
Total	35 377	1 041 820	145 342	505 796	311	390 994	21 245	369 749

Notes

(1) Les chiffres pourraient ne pas correspondre à ceux du rapport McDaniel sur les propriétés existantes et du rapport McDaniel sur les nouvelles propriétés et le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Comprend les impôts miniers.

(3) Non actualisées.

(4) Rentrées nettes avant les impôts, les intérêts, les frais généraux et administratifs et les frais estimatifs de remise en état des installations et d'abandon des puits.

Information pro forma choisie sur la production

Le tableau suivant résume les volumes de pétrole brut, de gaz naturel et de liquides de gaz naturel vendus attribuables aux propriétés existantes et aux nouvelles propriétés, sans tenir compte des redevances, pour les périodes indiquées.

	2003[1]		Exercice terminé le 31 décembre[1][2][3]		
	Deuxième trimestre	Premier trimestre[2][3]	2002	2001	2000
Pétrole brut (b/j)	15 841	15 001	16 791	16 317	14 210
Gaz naturel (kpi^3/j)	1 391	1 247	1 694	1 303	640
Liquides de gaz naturel (b/j)	95	63	5	–	–
Total (bep/j 6:1)	16 168	15 272	17 086	16 534	14 317

Notes

(1) Pour ce qui est des propriétés existantes, d'après les renseignements fournis à la Société par les vendeurs des propriétés existantes pour les périodes pendant lesquelles les propriétés existantes applicables n'étaient pas détenues par les filiales en exploitation et d'après les renseignements figurant dans les registres comptables de la Société pour toutes les autres périodes.

(2) Pour ce qui est des nouvelles propriétés, d'après les renseignements que NFX a fournis à la Société.

(3) Ne comprend pas la production tirée des propriétés Killarney, Amisk et Czar.

(4) Voir également les rubriques « Autres renseignements sur les propriétés existantes – Historique de production » et « Acquisition des nouvelles propriétés – Historique de production ».

Revenus et frais d'exploitation directs pro forma

Le tableau suivant présente les revenus et les frais d'exploitation directement attribuables aux propriétés existantes et aux nouvelles propriétés pour les périodes indiquées.

	2003[1]		Exercice terminé le 31 décembre[1][3]		
	Deuxième trimestre	Premier trimestre[3]	2002	2001	2000
	(en milliers de dollars) (non vérifiés)	(en milliers de dollars) (non vérifiés)	(en milliers de dollars)	(en milliers de dollars)	(en milliers de dollars)
Revenus					
Ventes de pétrole et de gaz naturel[1][2]	36 813	33 926	188 561	160 045	223 644
Frais d'exploitation	13 960	14 168	63 045	51 011	47 840
Bénéfice d'exploitation	22 853	19 758	125 516	109 034	175 804

Notes

(1) Voir les rubriques « Tableau des résultats des propriétés initiales acquises auprès de Devon Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et six mois arrêtés aux 30 juin 2002 et 2001 », « Tableau des résultats des propriétés additionnelles acquises auprès d'Anadarko Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et neuf mois arrêtés aux 30 septembre 2002 et 2001 », « Tableau des résultats des nouvelles propriétés acquises auprès de National Fuel Exploration Corp. – Exercices terminés les 31 décembre 2002, 2001 et 2000 et six mois arrêtés aux 30 juin 2003 et 2002 », « États financiers consolidés de Harvest Energy Trust – 30 juin 2003 », « États financiers consolidés de Harvest Energy Trust – 31 décembre 2002 » et « États financiers consolidés pro forma non vérifiés de Harvest Energy Trust au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et l'exercice terminé le 31 décembre 2002 » figurant dans le présent prospectus. Voir également « Autres renseignements sur les propriétés existantes – Revenus et frais d'exploitation directs » et « Acquisition des nouvelles propriétés – Revenu net historique ».

(2) Compte tenu des redevances.

(3) Ne comprend pas le revenu et les frais attribuables aux propriétés Killarney, Amisk et Czar.

Description de la Fiducie

La Fiducie est une fiducie de placement à capital variable sans personnalité morale établie en vertu des lois de la province d'Alberta. La Fiducie n'est pas gérée par un tiers, mais par la Société, sa filiale en propriété exclusive, conformément à l'acte de fiducie et à la convention d'administration.

La Fiducie a été établie aux fins suivantes :

a) acquérir la PBN et des intérêts similaires de la Société et les redevances directes;

b) verser à la Société, selon les fonds dont la Fiducie dispose, 99 % du coût des avoirs miniers canadiens acquis par la Société, y compris toute somme empruntée en vue de les acquérir, et de certaines dépenses en immobilisations désignées liées aux propriétés, y compris toute somme empruntée en vue de financer ces dépenses;

c) acheter des titres de la Société et des titres d'autres entreprises, y compris des personnes morales, des sociétés de personnes ou des fiducies qui constituent des placements autorisés, ou investir dans de tels titres et emprunter des fonds ou obtenir d'autres formes de crédit à cette fin;

d) aliéner une partie du fonds de la Fiducie, y compris les titres de la Société;

e) détenir temporairement des espèces et des placements dans le but de régler les frais et de rembourser les dettes de la Fiducie, de faire d'autres placements de la manière envisagée dans l'acte de fiducie, de régler les sommes payables par la Fiducie dans le cadre du rachat des parts de fiducie et de verser des distributions aux porteurs de parts;

f) régler les frais liés à ce qui précède.

Voir « Description de la Fiducie – Espèces distribuables » et « Description de la Fiducie – Espèces à distribuer ».

L'organigramme suivant présente la structure de la Fiducie ainsi que le mouvement des rentrées de fonds des propriétés aux filiales en exploitation, des filiales en exploitation à la Fiducie et de la Fiducie aux porteurs de parts :


Porteurs de parts
Espèces à distribuer
Harvest Energy Trust
Fonds de capital(5)
Versements au fonds de capital
Revenu provenant de la PBN(4)
Redevances directes(3)
Facilités bancaires
Service de la dette
Avances de crédit
Filiales en exploitation(1)
Revenu net tiré de la vente de 99 % de la production
Fonds de remise en état
Fonds de réserve
Propriétés(2)

Notes

(1) Bien que la Fiducie reçoive le revenu provenant de la PBN de chacune des filiales en exploitation, toutes les activités de la Fiducie sont exercées par l'entremise de la Société qui en assure la gestion.

(2) Les filiales en exploitation sont propriétaires des propriétés.

(3) En plus de la PBN, la Fiducie détient diverses redevances directes.

(4) La Fiducie touche des versements mensuels réguliers conformément aux conventions relatives à la PBN. Voir « Description de la Fiducie – La PBN et les redevances directes ».

(5) La Fiducie peut conserver jusqu'à 50 % des espèces distribuables dans son fonds de capital en vue de financer les acquisitions futures et la mise en valeur des propriétés.

Simultanément à la réalisation de l'opération relative à NFX, la Fiducie pourrait procéder à une restructuration interne dans le cadre de laquelle la quasi-totalité des propriétés acquises par la Société dans le cadre de l'opération relative à NFX seront transférées à une fiducie dont la Fiducie sera, directement ou indirectement, propriétaire exclusive.

La Société

La Société a été constituée le 14 mai 2002 afin d'exercer des activités d'acquisition, de mise en valeur et de production de pétrole et de gaz naturel. Le conseil d'administration a alors examiné ses possibilités stratégiques et a décidé, d'après cet examen, que la meilleure structure était celle d'une fiducie de redevance du secteur énergétique. Le 10 juillet 2002, la Fiducie a été formée conformément à l'acte de fiducie. À la même date, la Société et la Fiducie ont conclu une convention relative à la PBN. Voir « Harvest Energy Trust – Évolution générale de l'entreprise ».

Le conseil d'administration de la Société se compose actuellement de cinq membres, sous réserve du pouvoir des administrateurs de la Société de nommer d'autres administrateurs entre les assemblées et de pourvoir aux postes vacants. Les porteurs de parts ont le droit d'élire tous les administrateurs. Voir « Description de la Fiducie – Conseil d'administration » et « Renseignements portant sur la Société ».

Conformément à l'acte de fiducie et à la convention d'administration, la Société gère et administre la Fiducie et est responsable des services techniques, géologiques, financiers et administratifs et des services en matière de placement, d'ingénierie, de gestion des terrains et de commercialisation des marchandises dans le domaine du

pétrole et du gaz naturel liés aux propriétés et à la Fiducie. Bien que la Fiducie touche le revenu provenant de la PBN de chacune des filiales en exploitation, toutes les activités de la Fiducie sont exercées par l'entremise de la Société et la Fiducie est gérée par l'entremise de celle-ci. Chacun des administrateurs et des membres de la direction principale de la Société travaille au sein du secteur pétrolier et gazier depuis plus de 18 ans en moyenne. La Société compte 22 employés et consultants du bureau principal et 36 employés et consultants sur le terrain qui se consacrent aux propriétés existantes, dont les personnes clés ont une vaste expérience de tous les aspects techniques, financiers et de l'exploitation du secteur pétrolier et gazier, y compris les suivants :

- la mise sur pied, l'exploitation, la gestion, la mise en valeur et l'optimisation des propriétés pétrolifères et gazéifères;
- l'évaluation, l'acquisition et l'aliénation de propriétés pétrolifères et gazéifères;
- la commercialisation du pétrole, du gaz naturel et des liquides de gaz naturel.

La Société prévoit embaucher 26 autres employés et entrepreneurs afin de coordonner les activités d'exploitation sur le terrain des nouvelles propriétés.

Il est prévu que les activités entreprises par la direction de la Société pour le compte de la Fiducie viseront les objectifs suivants :

- optimisation constante du montant des espèces distribuables et, en bout de ligne, des espèces à distribuer versées aux porteurs de parts;
- obtention de rentrées de fonds, d'une production et d'une récupération maximales des réserves des propriétés;
- croissance à long terme de la valeur des propriétés et, par conséquent, de la valeur de la PBN et des redevances directes détenues par la Fiducie grâce à l'amélioration des taux de récupération des propriétés existantes et à l'acquisition d'autres propriétés.

La direction de la Société considère ces objectifs comme essentiels à la réussite de l'exploitation de la Fiducie et ceux-ci sont et continueront d'être recherchés de façon équilibrée afin d'accroître les avantages pour les porteurs de parts.

Facteurs de risque

Un placement dans les parts de fiducie est hautement spéculatif en raison d'un certain nombre de risques, dont les suivants : (i) la volatilité du prix du pétrole, du gaz naturel et des produits du gaz naturel; (ii) la capacité de la Fiducie de remplacer les réserves en achetant d'autres réserves ou autrement; (iii) l'épuisement et la récupérabilité des réserves et des réserves estimées; (iv) les questions d'ordre environnemental; (v) le service de la dette; (vi) les changements législatifs; (vii) la nature de l'exploitation pétrolière et gazière; (viii) la dépendance à l'endroit de la Société; (ix) les conflits d'intérêts éventuels; (x) l'admissibilité à des fins de placement; (xi) la nature des parts de fiducie; (xii) la fluctuation des taux d'intérêt; (xiii) la fluctuation de la valeur du dollar canadien par rapport à d'autres devises; (xiv) la fluctuation du prix de l'énergie électrique.

Le montant réel des espèces distribuables et, en bout de ligne, des espèces à distribuer qui seront versées aux porteurs de parts dépendra notamment du volume et de la qualité de pétrole brut, de gaz naturel et de liquides de gaz naturel produit, du prix auquel la production sera vendue, des frais d'exploitation, de transport et de traitement, des frais généraux et administratifs, des frais du service de la dette, des dépenses d'abandon et de remise en état engagées à l'égard des propriétés et des sommes conservées dans le fonds de réserve. La Fiducie conserve jusqu'à 50 % des espèces distribuables dans son fonds de capital dans le but de financer les acquisitions et la mise en valeur des propriétés, ce qui aura une incidence sur les espèces à distribuer. La direction de la Société estime que cela permettra de maintenir les distributions plus longtemps que si la totalité des espèces distribuables étaient immédiatement distribuées aux porteurs de parts. Voir « Description de la Fiducie – Espèces distribuables », « Description de la Fiducie – Espèces à distribuer » et « Facteurs de risque ».

L'acte de fiducie prévoit que les porteurs de parts ne sont pas tenus responsables des obligations de la Fiducie et que les contrats qui sont conclus par la Fiducie ou pour le compte de celle-ci ne lient pas le fiduciaire, la Société ni les porteurs de parts; la responsabilité se limite à l'actif de la Fiducie et ne peut être réglée qu'au moyen de celui-ci. Nonobstant les modalités de l'acte de fiducie, les porteurs de parts pourraient ne pas être protégés des responsabilités de la Fiducie dans la même mesure que l'actionnaire est protégé des responsabilités d'une société par actions. Voir « Acte de fiducie – Responsabilité limitée des porteurs de parts » et « Facteurs de risque – Responsabilité limitée des porteurs de parts ».

La valeur des réserves des propriétés existantes et celle des nouvelles propriétés qui ont été estimées dans le rapport McDaniel sur les propriétés existantes et le rapport McDaniel sur les nouvelles propriétés, respectivement, sont fondées en partie sur les rentrées de fonds attendues des projets de mise en valeur que la Société compte entreprendre et sur les dépenses en immobilisations connexes. La valeur réelle des réserves des propriétés existantes et celle des nouvelles propriétés seront inférieures aux estimations dans la mesure où ces projets de mise en valeur n'atteignent pas le degré de succès présumé dans le rapport McDaniel sur les propriétés existantes et dans le rapport McDaniel sur les nouvelles propriétés, respectivement.

La Société et Anadarko Canada Corporation (le « vendeur ») sont actuellement aux prises avec le litige suivant : un rajustement devrait-il être apporté en faveur du vendeur au prix d'achat des propriétés pétrolifères et gazéifères que la Société a acquises auprès de celui-ci le 15 novembre 2002. Il s'agit d'établir si la valeur d'un contrat de couverture détenu par le vendeur a eu ou non une incidence sur le produit net tiré des propriétés acquises entre la date d'effet de l'acquisition, soit le 1er juin 2002, et la date de clôture, soit le 15 novembre 2002. Par suite de divers rajustements apportés après la clôture, le vendeur allègue que la Société lui doit encore 3,3 M$ nets (5,8 M$ faisant l'objet du litige moins 2,5 M$ qui ont été retenus par le vendeur). La direction de la Société estime que cette somme n'est pas due au vendeur. Ce litige sera réglé par voie d'arbitrage. Si la Société n'a pas gain de cause et doit verser cette somme, celle-ci s'ajoutera au montant de la dette impayée aux termes de sa facilité bancaire. Si la Société obtient gain de cause et n'est pas tenue de verser cette somme, cela réduira le montant de la dette impayée aux termes de sa facilité bancaire.

La Fiducie ne constitue pas un placement conventionnel dans le secteur pétrolier et gazier. Les épargnants devraient évaluer soigneusement les renseignements présentés à la rubrique « Facteurs de risque » et ailleurs dans les présentes.

HARVEST ENERGY TRUST

Introduction

La Fiducie est une fiducie de placement à capital variable sans personnalité morale établie en vertu des lois de la province d'Alberta et créée conformément à l'acte de fiducie. Le siège social et établissement principal de la Fiducie est situé au 330, 5th Avenue S.W., bureau 1900, Calgary (Alberta) T2P 0L4. Bien que les filiales en exploitation versent à la Fiducie le revenu provenant de la PBN, toutes les activités pétrolières et gazières de la Fiducie sont exercées par l'entremise de la Société et la Fiducie est gérée uniquement par celle-ci, conformément à l'acte de fiducie et à la convention d'administration.

Structure de la Fiducie

L'organigramme suivant présente la structure de la Fiducie ainsi que le mode de transmission des espèces tirées des propriétés aux filiales en exploitation, à la Fiducie et, en bout de ligne, aux porteurs de parts :



Porteurs de parts
Espèces à distribuer
Harvest Energy Trust
Fonds de capital(5)
Versements au fonds de capital
Revenu provenant de la PBN(4)
Redevances directes(3)
Facilités bancaires
Service de la dette
Avances de crédit
Filiales en exploitation(1)
Revenu net tiré de la vente de 99 % de la production
Fonds de remise en état
Fonds de réserve
Propriétés(2)

Notes

(1) Bien que la Fiducie reçoive le revenu provenant de la PBN de chacune des filiales en exploitation, toutes les activités de la Fiducie sont exercées par l'entremise de la Société, qui en assure la gestion.

(2) Les filiales en exploitation sont propriétaires des propriétés.

(3) En plus de la PBN, la Fiducie détient diverses redevances directes.

(4) Conformément aux conventions relatives à la PBN, la Fiducie touche régulièrement des versements mensuels. Voir la rubrique « Description de la Fiducie – La PBN et les redevances directes ».

(5) La Fiducie peut conserver jusqu'à 50 % des espèces distribuables dans son fonds de capital en vue de financer les acquisitions futures et la mise en valeur des propriétés.

Simultanément à la réalisation de l'opération relative à NFX, la Fiducie pourrait procéder à une restructuration interne dans le cadre de laquelle la quasi-totalité des propriétés acquises par la Société dans le cadre de l'opération relative à NFX seront transférées à une fiducie dont la Fiducie sera, directement ou indirectement, propriétaire exclusive.

Évolution générale de l'entreprise

Le texte qui suit est une description de l'évolution générale de l'entreprise de la Fiducie.

La Société a été constituée le 14 mai 2002 pour exercer des activités d'acquisition, de mise en valeur et de production de pétrole et de gaz naturel. Le conseil d'administration a alors examiné ses possibilités stratégiques et a décidé, d'après cet examen, que la formation d'une fiducie de redevances du secteur énergétique représentait la meilleure structure. Le 10 juillet 2002, la Fiducie a été formée conformément à l'acte de fiducie. À la même date, la Société et la Fiducie ont conclu une convention relative à la participation au bénéfice net, en sa version modifiée et mise à jour le 27 septembre 2003, aux termes de laquelle la Société a octroyé à la Fiducie le droit de toucher le revenu provenant de la participation au bénéfice net qui est tiré des propriétés détenues par la Société. Conformément à cette convention relative à la PBN, la Fiducie a versé à la Société 12,6 M$ au moyen du produit d'un crédit-relais que Caribou lui avait consenti. Voir la rubrique « Description de la Fiducie – La PBN et les redevances directes ».

Le 10 juillet 2002, la Société a acquis certaines redevances directes et propriétés d'un important producteur de pétrole et de gaz naturel moyennant un prix d'achat global de 26,1 M$. L'acquisition visait un droit de redevance dérogatoire de 7,10688 % relatif à la concession de gaz Choice Viking n° 1 et un intérêt économique direct d'environ 99 % dans des propriétés productrices de pétrole et de gaz naturel faisant l'objet d'une exploitation concertée et non concertée. Avec prise d'effet le 1er août 2002, McDaniel a attribué à ces propriétés des réserves établies de 4 573 kbep, sans déduire les redevances. Ces propriétés sont situées dans une zone relativement petite, dans les rangs 3 à 12 W4M des cantons 39 à 43, dans le centre-est de l'Alberta. Elles comprennent des intérêts dans les grands gisements pétrolifères Thompson Lake, David North, Bellshill Lake et Metiskow, qui sont tous décrits de façon plus détaillée ci-après. Le prix d'achat a été financé au moyen d'une avance prélevée sur les facilités de crédit de la Société et, indirectement, au moyen d'un crédit-relais que Caribou a consenti à la Fiducie. Après la réalisation de l'acquisition, la Société a vendu à la Fiducie les redevances directes qu'elle avait acquises dans le cadre de celle-ci.

Le 1er août 2002, la Société a conclu une convention d'achat et de vente avec un important producteur pétrolier et gazier en vue de l'achat de certaines redevances directes et propriétés avec prise d'effet le 1er juin 2002 moyennant un prix d'achat global de 71,8 M$. La Société a réalisé l'acquisition le 15 novembre 2002. L'acquisition visait un droit de redevance directe et une participation dans des propriétés productrices de pétrole et de gaz naturel situées dans le centre-est de l'Alberta. Le droit de redevance directe se composait d'un droit de redevance dérogatoire brut mineur visant le quart d'une section de terrain de la zone Hayter. Les propriétés productrices de pétrole et de gaz naturel étaient constituées des gisements principaux Hayter et West Provost, qui sont tous deux exploités par la Société. Avec prise d'effet le 1er août 2002, McDaniel a attribué à ces propriétés des réserves établies de 8 155 kbep, sans déduire les redevances. Le prix d'achat a été financé au moyen d'une avance prélevée sur les facilités de crédit de la Société et, indirectement, au moyen d'un crédit-relais que Caribou a consenti à la Fiducie. Après la réalisation de l'acquisition, la Société a vendu à la Fiducie le droit de redevance directe qu'elle avait acquises dans le cadre de celle-ci.

Le 5 décembre 2002, la Fiducie a réalisé le premier appel public à l'épargne, qui a entraîné l'émission de 4 312 500 parts de fiducie et lui a permis de réunir un produit brut global de 34,5 M$. Du produit net du premier appel public à l'épargne, une tranche d'environ 22,9 M$ a été affectée au remboursement des crédits-relais que Caribou avait consentis à la Fiducie (y compris l'intérêt couru) et une tranche d'environ 5,4 M$ a été affectée au remboursement partiel de la dette bancaire. Le solde a été affecté aux fins générales du fonds de roulement. Voir la rubrique « Membres de la direction et autres personnes intéressés dans des opérations importantes ».

Le 17 décembre 2002, la Fiducie a émis 562 500 parts de fiducie à FirstEnergy Capital Corp. et à Haywood Securities Inc. par suite de la levée d'une option d'attribution excédentaire qui leur avait été octroyée dans le cadre du premier appel public à l'épargne. Le produit net tiré de la vente de ces parts de fiducie, soit 4,2 M$, a été affecté au remboursement partiel de la dette bancaire. Ces sommes font partie du produit brut global tiré du premier appel public à l'épargne dont il est question ci-dessus.

Le 4 février 2003, la Fiducie a vendu 1 500 000 bons de souscription de parts de fiducie spéciaux (les « bons de souscription spéciaux ») à un syndicat de prise ferme au prix de 10,00 $ chacun, à raison d'un produit net de

13,7 M$. Chaque bon de souscription spécial donnait à son porteur le droit d'obtenir, au moment de l'exercice ou de l'exercice réputé de celui-ci, une part de fiducie sans contrepartie supplémentaire. Le 7 mars 2003, la Fiducie a obtenu des visas à l'égard d'un prospectus (définitif) assurant l'admissibilité du placement des parts de fiducie pouvant être émises au moment de l'exercice des bons de souscription spéciaux et, à la même date, la Fiducie a émis 1 500 000 parts de fiducie au moment de l'exercice réputé des bons de souscription spéciaux. Le produit net a été affecté au remboursement partiel de la dette bancaire et au fond de roulement.

En avril et en mai 2003, la Société a procédé à la clôture de l'acquisition de diverses participations dans deux propriétés situées dans la zone Killarney, en Alberta. Les propriétés, situées dans le rang 1 W4M du canton 41, ont été acquises de deux importants producteurs de pétrole et de gaz naturel moyennant 13,2 M$ et l'émission de 200 000 parts de fiducie, respectivement. La partie en espèces du prix d'acquisition a été financée grâce aux facilités de crédit de la Société. L'acquisition comprenait une participation dans deux installations pétrolières. Les propriétés acquises dans le gisement Killarney sont exploitées par la Société et, en août 2003, elles produisaient environ 1 050 bep/j de pétrole à 22 °API nets pour la Société. Le rapport McDaniel sur les propriétés existantes a attribué à la participation de la Société dans cette zone des réserves établies de 2 177 kbep, sans déduire les redevances.

Le 27 juin 2003, la Fiducie a réalisé l'acquisition de la totalité des actions ordinaires de WEI et d'une PBN dans certaines propriétés productrices de pétrole et de gaz naturel détenues par celle-ci moyennant une contrepartie totale d'environ 10,1 M$ (à raison de l'émission de 625 000 parts de fiducie, du versement de 3 M$ en espèces et de l'émission d'un billet à ordre non garanti de 850 000 $), qui comportait également la prise en charge d'une dette bancaire de 2,8 M$ et d'un fonds de roulement déficitaire de 2,3 M$. Les propriétés productrices de pétrole et de gaz naturel acquises se composent d'intérêts économiques directs variant entre 20 % et 100 % dans les gisements Amisk, Czar et Killarney, sont toutes exploitées par la Société et, en août 2003, produisaient 1 270 bep/j. Le rapport McDaniel sur les propriétés existantes a attribué aux propriétés acquises des réserves établies de 1 454 kbep, sans déduire les redevances. L'opération a pris effet le 5 février 2003.

À l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie tenue le 12 juin 2003 (l'« assemblée des porteurs de parts de 2003 »), les porteurs de parts ont approuvé des résolutions relatives à chacune des questions énoncées ci-après :

- la modification de l'acte de fiducie en vue d'autoriser la création d'un nombre illimité de parts spéciales à droit de vote (les « parts spéciales à droit de vote »). Chaque part spéciale à droit de vote confère à son porteur le droit d'exercer aux assemblées des porteurs de parts le nombre de voix prescrit par le conseil d'administration de la Société dans la résolution autorisant l'émission des parts spéciales à droit de vote en question;

- la modification de l'acte de fiducie en vue de donner à la Société (par l'intermédiaire de son conseil d'administration) l'autorité et la responsabilité expresses de régler toutes les questions ayant trait aux modalités de la convention relative à la PBN et d'autres contrats importants de la Fiducie (sauf indication contraire dans l'acte de fiducie), y compris les modifications qui y sont apportées;

- la modification de l'acte de fiducie en vue de clarifier et de préciser la responsabilité déléguée antérieurement à la Société relativement aux questions ayant trait à une émission ou à un placement de parts de fiducie, de droits, de bons de souscription ou d'autres titres visant l'achat de parts de fiducie, pouvant être convertis en parts de fiducie ou échangeables contre celles-ci;

- l'autorisation d'une modification des statuts de la Société visant la création d'une nouvelle catégorie d'actions ordinaires sans droit de vote pouvant être émises en série (les « actions sans droit de vote »). Sauf pour ce qui est du droit d'être convoqués et d'assister aux assemblées des actionnaires de la Société, les porteurs d'actions sans droit de vote auront les mêmes droits que les porteurs d'actions ordinaires de la Société;

- l'augmentation du nombre de parts de fiducie pouvant être réservées à des fins d'émission aux termes du régime d'achat de parts incitatif de 246 000 parts de fiducie, pour que ce nombre passe de 875 000 parts de fiducie à un nombre maximal cumulatif de 1 121 000 parts de fiducie;

- l'approbation de l'émission, par la Fiducie, dans le cadre d'un ou de plusieurs placements privés, pendant la période de 12 mois débutant le 12 juin 2003, d'un nombre maximal de 11 210 957 parts de fiducie, sous réserve de certaines restrictions.

La Société entend mettre en œuvre les modifications à l'acte de fiducie, à ses statuts et au régime d'achat de parts incitatif avant la réalisation du présent placement. La circulaire d'information de la Fiducie datée du 30 avril 2003 relative à l'assemblée des porteurs de parts de 2003 comporte de plus amples renseignements relativement aux résolutions dont il est question ci-dessus qui y'ont été approuvées.

Acquisitions et aliénations importantes

À l'exception de ce qui est décrit aux rubriques « – Évolution générale de l'entreprise » et « Acquisition des nouvelles propriétés », la Fiducie n'a procédé à aucune acquisition ou aliénation importante au cours de son dernier exercice terminé ou depuis la fin de celui-ci, et aucune acquisition probable importante n'a été envisagée pendant ces périodes.

DESCRIPTION DES PROPRIÉTÉS EXISTANTES

Le portefeuille de propriétés existantes clés des filiales en exploitation est décrit ci-après. Bien que la Fiducie reçoive le revenu provenant de la PBN de chacune des filiales en exploitation, toutes les activités pétrolières et gazières de la Fiducie sont exercées par la Société, qui en assure la gestion.

Les propriétés existantes comportent généralement d'importantes accumulations de pétrole qui bénéficient de la pression active générée par une nappe aquifère régionale sous-jacente. En général, les propriétés ont un taux d'épuisement prévisible, leurs coûts de production et le prix du pétrole étant des éléments clés permettant d'établir les limites économiques de la production. La Société participe activement aux efforts de compression des coûts et d'optimisation de la production visant à accroître les réserves en prolongeant la durée économique de ces propriétés productrices au delà des limites indiquées dans le rapport McDaniel sur les propriétés existantes. En ce qui a trait aux propriétés existantes, la Société a conclu un certain nombre de swaps d'électricité afin de gérer une partie des risques inhérents à la volatilité du prix de l'électricité, qui compte pour une part importante des coûts de production associés aux propriétés existantes.

Propriétés existantes principales

Le texte qui suit est une description des propriétés pétrolifères et gazéifères principales des filiales en exploitation, qui constituent les propriétés existantes. Le terme « net », lorsqu'il est utilisé pour décrire la quote-part de la production des filiales en exploitation, désigne la quote-part totale attribuable à l'intérêt économique direct des filiales en exploitation, sans déduire les redevances appartenant à des tiers. Les données relatives au volume des réserves sont énoncées, sans déduire les redevances, au 1er janvier 2003, selon l'hypothèse de la hausse des coûts et des prix évaluée dans le rapport McDaniel sur les propriétés existantes (voir la rubrique « Réserves de pétrole et de gaz attribuables aux propriétés existantes et aux redevances directes »). Sauf indication contraire, les renseignements relatifs aux acres bruts et nets, au nombre de puits et à la production sont donnés au 1er août 2003. Sauf indication contraire, tous les renseignements énoncés ci-après sont nets pour les filiales en exploitation. Les données relatives au PIEP sont des valeurs publiées par le gouvernement de l'Alberta.

Hayter

La Société a un intérêt économique direct moyen de 93,1 % dans cette propriété dont elle est l'exploitante, qui produit actuellement environ 5 300 bep/j nets de pétrole à 15 °API provenant du gisement Dina « B » situé dans les sections 24, 25, 34 et 35-40-1 W4M. Le rapport McDaniel sur les propriétés existantes a attribué des réserves établies de 7 845 kbep à cette zone. Le gisement Hayter comprend 176 puits productifs bruts (167 puits nets). Le PIEP de la superficie attribuable à l'intérêt économique direct de la Société est estimé à 138 Mb de pétrole.

Les puits produisent à partir d'une couche épaisse de grès pluviatile du Crétacée inférieur qui repose sur une nappe aquifère active. La qualité élevée du gisement Hayter se caractérise par une porosité d'environ 30 % et par une

perméabilité moyenne qui s'échelonne entre 2 et 5 darcys. Pour bénéficier des avantages que présente la nappe aquifère sur le plan de la récupération des réserves, on a mis en valeur le gisement au moyen de puits horizontaux. Le recours aux puits horizontaux s'est révélé efficace pour maximiser la récupération de ce gisement et de nombreux gisements similaires dans la zone. Les puits situés dans cette zone sont munis de pompes à rotor hélicoïdal excentré afin de maximiser la production de liquides. La production de liquides de Hayter dans la zone est collectée à l'une ou l'autre de deux installations centrales situées à 8-35-40-1 W4M ou 1-34-40-1 W4M dans lesquelles la Société a un intérêt économique direct de 95 % et qu'elle exploite. Les installations ont une capacité combinée d'environ 200 000 b/j de liquides. Le pétrole provenant de la zone Hayter est mélangé à du condensat et expédié de l'installation au terminal Hardisty par l'intermédiaire du pipeline Gibson Provost. Le gaz naturel dissous est conservé et utilisé comme combustible aux installations, le reste étant traité à l'usine Husky North Hansman à 8-14-39-03 W4M. Les travaux futurs de mise en valeur de ce gisement comprendront d'autres forages intercalaires à des intervalles plus rapprochés, des extensions du gisement grâce au repérage de réserves contournées et la remise en production de puits existants en isolant des parties des puits horizontaux dont la production d'eau est élevée. Il est également possible de recourir à des méthodes de compression des coûts afin d'améliorer les revenus nets et la récupération ultime en employant des séparateurs d'eau libre inclinés et en augmentant la capacité d'élimination de l'eau. Les résultats initiaux de l'élimination de l'eau à basse pression sont encourageants pour la réduction constante des frais d'exploitation et l'augmentation continue des volumes d'élimination.

Thompson Lake

La Société exploite les propriétés Thompson Lake, à raison d'un intérêt économique direct d'environ 99 %. Ces propriétés produisent actuellement environ 1 380 bep/j de pétrole à 27 °API d'une teneur en eau de 99 % provenant du gisement Provost Glauconite « A » situé dans les rangs 10 et 11 W4M des cantons 40 et 41. Le rapport McDaniel sur les propriétés existantes a attribué à cette zone des réserves établies de 2 107 kbep. Le champ comporte 192 puits productifs bruts. Le PIEP dans cette zone est estimé à 50 Mb de pétrole.

Les puits produisent à partir d'une couche de grès fluviatile du Crétacé inférieur qui repose sur une nappe aquifère active. La plupart des puits sont munis de pompes à rotor hélicoïdal excentré afin de maximiser la production de liquides. La production de liquides du champ Thompson Lake est collectée à l'installation centrale située à 4-2-41-11 W4M, dans laquelle la Société a un intérêt économique direct de 100 %. La capacité de l'installation est d'environ 210 000 b/j de liquides. Le pétrole est expédié de l'installation jusqu'au terminal Hardisty par le pipeline Gibson. Le gaz naturel dissous est conservé et traité à l'usine à gaz Husky Provost située à 13-30-40-10 W4M.

L'une des tactiques principales d'exploitation visant à améliorer le rendement futur du champ Thompson Lake consiste à améliorer l'efficacité globale du traitement des liquides en diminuant les besoins en électricité liés au traitement de l'eau. L'amélioration de la capacité d'élimination de l'eau à basse pression permettra d'optimiser la production grâce à l'augmentation totale du débit de liquides aux puits, ce qui pourrait avoir des répercussions favorables sur les taux de production, sur la récupération des réserves et sur les frais de production.

Killarney

Les filiales en exploitation sont collectivement propriétaires d'un intérêt économique direct moyen de 93 % dans le champ Killarney dont la Société est l'exploitante et qui a été acquis par cette dernière et la Fiducie dans le cadre de l'acquisition directe de certaines propriétés dans Killarney et de l'acquisition de WEI, au cours deuxième trimestre de 2003. Le champ Killarney est un gisement de pétrole Cummings/Dina type situé dans un rayon de 3,5 milles du gisement Hayter actuel de Harvest. Sa production actuelle est d'environ 1 195 bep/j de pétrole à 20,4 °API. Le rapport McDaniel sur les propriétés existantes a attribué des réserves établies de 2 623 kbep à cette zone. Le gisement Killarney comporte 123 puits de pétrole productifs bruts (114 puits nets). Le PIEP dans cette zone est estimé à 51 Mb de pétrole.

La production de liquides de Killarney est collectée à deux installations centrales situées à 6-29-41-1 W4M et à 10-20-41-1 W4M. La capacité maximale totale des installations est d'environ 175 000 b/j de liquides. Il est possible d'accroître la production en augmentant la capacité d'élimination de l'eau de ce gisement.

David North

La Société a un intérêt économique direct de 100 % dans cette propriété en exploitation qui produit actuellement environ 785 bep/j principalement de pétrole à 23 °API d'une teneur en eau de 98 % provenant des sables pétrolifères Lloydminster (soumis à l'injection d'eau) et Dina situés dans les sections 26 et 27-40-3 W4M. Le rapport McDaniel sur les propriétés existantes a attribué des réserves établies de 978 kbep à cette zone. Le champ comporte 54 puits productifs bruts (54 puits nets). Le PIEP des deux zones productrices est estimé à 18 Mb de pétrole.

La production de liquides est collectée à l'installation centrale située à 15-26-40-3 W4M, dans laquelle la Société a un intérêt économique direct de 100 %. La capacité de l'installation est d'environ 40 000 b/j de liquides. Le pétrole est expédié de l'installation au terminal Hardisty par le pipeline Gibson. Le gaz naturel dissous est conservé et traité à l'usine à gaz Husky North Hansman située à 8-14-39-3 W4M.

L'accélération de l'exploitation de certains puits et le recours accru aux séparateurs d'eaux libres inclinés pourraient entraîner une plus grande efficacité, réduire les frais d'exploitation et accroître la capacité de traitement des liquides. Ces séparateurs inclinés fonctionnent essentiellement à la pression de la tête de puits, ce qui peut rendre les pompes d'injection superflues, car les puits d'élimination peuvent recevoir de l'eau à basse pression. Les séparateurs inclinés permettent de diminuer les frais d'exploitation en raison de la réduction des frais d'électricité découlant de l'utilisation réduite des pompes d'injection. La Société envisage également de cibler des remises en production de puits ayant produit dans les zones Lloydminster ou Dina afin de les convertir en puits producteurs de pétrole Cummings ou Sparky. De nombreux puits ont été répertoriés en vue de leur remise en production.

West Provost

La Société détient un intérêt économique direct moyen de 43,1 % dans cette zone qui produit actuellement environ 625 bep/j principalement de pétrole à 26 °API d'une teneur en eau de 98 % provenant principalement du gisement Mannville « L », situé dans les cantons 37, 38 et 39-3 W4M. La production actuelle de gaz naturel s'établit à environ 200 kpi^3/j. Le rapport McDaniel sur les propriétés existantes a attribué à cette zone des réserves établies de 1 038 kbep. Le gisement West Provost comporte 114 puits productifs de pétrole bruts (43 puits nets) et 15 puits productifs de gaz naturel bruts (6 puits nets). Le PIEP dans cette zone est estimé à 35 Mb de pétrole.

La majeure partie de la production de liquides de West Provost dans la zone est collectée à une installation centrale située à 3-15-38-03 W4M, dans laquelle la Société a un intérêt économique direct de 37,5 %. L'installation a une capacité d'environ 115 000 b/j de liquides. Le pétrole est acheminé de l'installation au terminal Hardisty par le *pipeline* Gibson Provost. Le gaz naturel dissous et non associé est conservé et traité à l'usine à gaz Husky North, Hansman Lake située à 8-14-39-03 W4M. La zone West Provost produit également du gaz naturel à partir de 15 puits bruts, provenant principalement des formations Viking et Colony.

Il est possible de recourir à des méthodes de compression des coûts afin d'améliorer les revenus nets et la récupération ultime en employant des séparateurs d'eau libre inclinés et en augmentant la capacité d'élimination de l'eau.

Amisk

WEI est propriétaire d'un intérêt économique direct moyen de 75 % dans le gisement Amisk dont la Société exploite la totalité de la production et que la Fiducie a acquis dans le cadre de l'acquisition de WEI, le 27 juin 2003. Le champ Amisk est situé dans l'axe productif qui comprend Thompson Lake, Hayter, Killarney et West Provost. Amisk est situé à 15 milles à l'est de Thompson Lake, tire sa production de la même formation et a des caractéristiques de production similaires. Sa production nette actuelle est de 603 bep/j de pétrole à 22 °API. Le rapport McDaniel sur les propriétés existantes a attribué à ce gisement des réserves établies de 1 037 kbep. Le gisement Amisk comporte 88 puits de pétrole productifs bruts (66 puits nets). Le PIEP dans la totalité de la zone du gisement Amisk est estimé à 62 Mb de pétrole.

La production de liquides de Amisk est collectée à une installation centrale en exploitation située à 12-15-40-08W4M. La Société a repéré des possibilités d'améliorer le revenu net et la récupération ultime en

réduisant les frais d'exploitation, en suspendant l'exploitation des puits marginaux et en augmentant la capacité d'élimination de l'eau du gisement.

Czar

WEI est propriétaire d'un intérêt économique direct moyen de 100 % dans cette zone dont la Société exploite la totalité de la production et que la Fiducie a acquise dans le cadre de l'acquisition de WEI, le 27 juin 2003. Le gisement Czar est situé à 8 milles directement à l'est de Amisk, dans le même axe productif, et sa production actuelle nette est de 525 bep/j de pétrole à 16 °API. Le rapport McDaniel sur les propriétés existantes a attribué à ce gisement des réserves établies de 278 kbep. Le gisement Czar comporte 67 puits de pétrole productifs bruts (67 puits nets). Le PIEP est estimé à 34 Mb de pétrole.

La production de liquides de Czar est collectée à une installation centrale en exploitation située à 2-19-40-06 W4M. La Société a repéré des possibilités d'améliorer le revenu net et la récupération ultime en réduisant les frais d'exploitation et en augmentant la capacité d'élimination de l'eau du gisement.

Bellshill Lake

La Société a un intérêt économique direct de 100 % dans des terrains d'une superficie de 1 120 acres situés dans les sections 5 et 6-41-12 W4M qui sont adjacents à la concession Bellshill Blairmore. Cette propriété en exploitation produit actuellement environ 410 bep/j principalement de pétrole à 18 °API d'une teneur en eau de 98 % provenant du gisement Ellerslie « A » et du gaz naturel provenant du gisement Glauconite « A ». Le rapport McDaniel a attribué des réserves établies de 740 kbep à cette zone. Le champ comprend 20 puits productifs bruts (20 puits nets). Le PIEP dans cette zone est estimé à 27 Mb de pétrole.

La production a été mise en valeur exclusivement au moyen de puits horizontaux. Les puits produisent à partir d'une couche épaisse de grès fluviatile du Crétacé inférieur qui repose sur une nappe aquifère active. La plupart des puits sont munis de pompes à rotor hélicoïdal excentré afin de maximiser la production de liquides. La production de liquides du champ Bellshill dans la zone est collectée à l'installation centrale située à 11-5-41-12 W4M, dans laquelle la Société a un intérêt économique direct de 100 %. La capacité de l'installation est d'environ 40 000 b/j de liquides. Le pétrole est expédié de l'installation au terminal Hardisty par le pipeline Gibson Bellshill. Le gaz naturel dissous est conservé et traité à l'usine à gaz Husky Hastings Coulee située à 1-14-41-15 W4M. L'eau est réinjectée dans la nappe aquifère du Crétacé inférieur. Les perspectives de mise en valeur comprennent un emplacement de forage horizontal additionnel et l'augmentation de la capacité d'injection d'eau.

Metiskow

La Société a un intérêt économique direct de 100 % dans cette propriété en exploitation qui produit actuellement environ 144 bep/j de pétrole à 16 °API provenant du gisement Provost Dina « E » situé dans les sections 22 et 23-39-6 W4M. Le champ a été mis en valeur exclusivement au moyen de puits horizontaux. Le rapport McDaniel sur les propriétés existantes a attribué des réserves établies de 138 kbep à cette zone. Le gisement comporte neuf puits productifs bruts (neuf puits nets). Le PIEP dans cette zone est estimé à 3,0 Mb de pétrole.

La production de liquides de Metiskow est collectée à l'installation centrale située à 5-22-39-6 W4M, dans laquelle la Société a un intérêt économique direct de 100 %. La capacité de l'installation est d'environ 13 500 b/j de liquides. Le pétrole est expédié par camion de l'installation au terminal Hardisty. Il serait possible d'accroître les réserves en augmentant la capacité d'élimination de l'eau de ce gisement.

RÉSERVES DE PÉTROLE ET DE GAZ ATTRIBUABLES AUX PROPRIÉTÉS EXISTANTES ET AUX REDEVANCES DIRECTES

McDaniel a dressé le rapport McDaniel sur les propriétés existantes qui évalue, au 1er janvier 2003, les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux propriétés existantes et aux redevances directes. **Le rapport McDaniel sur les propriétés existantes évalue les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux propriétés existantes et aux redevances directes sans tenir**

compte de la provision pour impôts sur le revenu, des intérêts débiteurs et des frais du service de la dette, des frais généraux et administratifs, ni des frais de remise en état des installations, d'abandon des puits, de remise en état des emplacements de puits et de récupération, mais compte tenu des redevances estimatives, des frais d'exploitation et des dépenses en immobilisations futures. Les réserves probables et la valeur actualisée de ces réserves qui sont présentées dans les tableaux ci-dessous ont été réduites de 50 % afin de tenir compte des risques liés à leur récupération. Le lecteur ne doit pas présumer que la valeur actualisée des revenus de production nets futurs estimée par McDaniel représente la juste valeur marchande des réserves. D'autres hypothèses et réserves, notamment quant aux coûts, au prix de la production future et à d'autres questions, sont résumées dans les notes qui suivent les tableaux.

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts en présumant la hausse des coûts et des prix(1)(9)

	Pétrole brut et liquides de gaz naturel (kb)		Gaz naturel(6) (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)(2)(7)(8)(11) actualisée à			
	Brutes(4)	Nettes(3)	Brutes(4)	Nettes(3)	0 %	10 %	15 %	20 %
Réserves prouvées(4)								
Réserves productives(4)(12)	13 323	11 911	1 406	1 126	145 433	124 059	115 863	108 857
Réserves non productives(4)	346	323	336	259	5 517	4 238	3 774	3 390
Réserves inexploitées(4)	1 824	1 504	95	79	18 795	13 720	11 857	10 310
Total des réserves prouvées(4)	15 493	13 738	1 837	1 464	169 744	142 018	131 494	122 558
Réserves probables affectées d'un facteur de risque(5)	1 077	946	155	125	12 484	8 485	7 180	6 166
Réserves établies(4)	16 570	14 683	1 992	1 589	182 228	150 502	138 674	128 724

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts en présumant la constance des coûts et des prix(1)(9)

	Pétrole brut et liquides du gaz naturel (kb)		Gaz naturel(6) (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)(2)(7)(8)(10) actualisée à			
	Brutes(4)	Nettes(3)	Brutes(4)	Nettes(3)	0 %	10 %	15 %	20 %
Réserves prouvées(4)								
Réserves productives(4)(12)	13 354	11 910	1 408	1 128	167 140	138 240	127 512	118 509
Réserves non productives(4)	346	322	336	259	6 630	5 056	4 488	4 020
Réserves inexploitées(4)	1 824	1 503	95	79	21 226	15 544	13 464	11 739
Total des réserves prouvées(4)	15 524	13 735	1 839	1 466	194 996	158 840	145 464	134 268
Réserves probables affectées d'un facteur de risque(5)	1 072	940	154	124	15 249	10 095	8 442	7 169
Réserves établies(4)	16 596	14 675	1 993	1 590	210 245	168 935	153 906	141 437

Notes

(1) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Ne comprend pas la valeur des terrains inexploités.

(3) Représente l'intérêt des filiales en exploitation (et comprend les redevances directes), déduction faite des redevances payables à d'autres (à l'exclusion de la Fiducie).

(4) Les définitions suivantes ont été utilisées dans le rapport McDaniel sur les propriétés existantes :

a) « Réserves brutes » désigne la quote-part attribuable à la participation des filiales en exploitation (et comprend les redevances directes de la Fiducie), sans déduire les redevances payables à d'autres (à l'exclusion de la Fiducie).

b) « Réserves prouvées » désigne les réserves qu'on estime être récupérables selon la technologie et la conjoncture économique actuelles, depuis la partie d'un réservoir qu'on peut raisonnablement évaluer comme étant économiquement productive d'après l'analyse des données de forage, de géologie, de géophysique et

d'ingénierie, y compris les réserves devant être obtenues au moyen de procédés de récupération assistée dont il est prouvé qu'ils sont rentables économiquement et techniquement à l'égard du réservoir en question.

c) « Réserves probables » désigne les réserves dont l'analyse des données de forage, de géologie, de géophysique et d'ingénierie ne démontre pas qu'elles sont prouvées selon la technologie actuelle et la conjoncture économique actuelle ou prévue, mais dont elle laisse supposer la probabilité de leur existence et de leur récupération future. Les réserves probables supplémentaires qui seront obtenues par l'application de procédés de récupération assistée sont les quantités qui seront récupérées en sus de celles estimées dans la catégorie des réserves prouvées qui peuvent être estimées de façon réaliste par rapport au gisement d'après les procédés de récupération assistée dont la mise en application peut raisonnablement être prévue.

d) « Réserves établies » désigne la somme de 50 % des réserves probables et de 100 % des réserves prouvées.

e) « Réserves productives » désigne les réserves qui sont en production ou, si elles ne le sont pas, qui pourraient être récupérées à partir de puits ou d'installations existants et qui ne sont pas en production parce que le propriétaire en a décidé ainsi.

f) « Réserves non productives » comprend les réserves prouvées qui ne sont pas en production en raison de l'absence d'installations ou de marchés.

g) « Réserves inexploitées » désigne les réserves prouvées qu'on prévoit récupérer à partir de nouveaux puits sur des terrains non forés ou de puits existants dont la remise en production exigerait des dépenses en immobilisations relativement considérables.

h) « Total des réserves prouvées » désigne la somme des réserves prouvées productives, des réserves prouvées non productives et des réserves prouvées inexploitées.

(5) Les valeurs actualisées et les quantités des réserves probables non affectées d'un facteur de risques ont été réduites de 50 % pour tenir compte du risque associé à la récupération de ces réserves.

(6) Toutes les réserves de gaz naturel sont les réserves restantes, déduction faite des pertes superficielles causées par la contraction en cours de traitement et du gaz brut utilisé comme carburant de la concession.

(7) Le cours du change du dollar canadien utilisé dans le rapport McDaniel sur les propriétés existantes était de 0,69 $ US en 2003, de 0,69 $ US en 2004, de 0,68 $ US en 2005 et de 0,68 $ US par la suite.

(8) Le rapport McDaniel sur les propriétés existantes estime que les dépenses en immobilisations totales (nettes pour les filiales en exploitation) nécessaires pour tirer les rentrées nettes futures estimatives des réserves établies, d'après l'hypothèse de la hausse des coûts et des prix, s'élèvent à 10 740 600 $ (9 700 500 $ si elles sont actualisées à raison de 15 % par année), à raison de 8 155 100 $, 2 580 200 $ et 5 300 $ pour les années civiles 2003, 2004 et 2005, respectivement. Les dépenses en immobilisations correspondantes nécessaires pour tirer les rentrées nettes futures estimatives avant impôt des réserves établies, d'après l'hypothèse de la constance des coûts et des prix, s'élèvent à 10 481 800 $ (9 778 140 $ si elles sont actualisées à raison de 15 % par année), à raison de 7 996 800 $, 2 480 000 $ et 5 000 $ pour les années civiles 2003, 2004 et 2005, respectivement.

(9) La portée et la nature des intérêts évalués dans le rapport McDaniel sur les propriétés existantes et toutes les données factuelles ont été données par la Société à McDaniel qui les a acceptées telles quelles. Les calculs relatifs aux réserves de pétrole brut et de gaz naturel et toutes les projections sur lesquelles se fonde le rapport McDaniel sur les propriétés existantes ont été établies d'après des méthodes d'évaluation généralement reconnues en génie pétrolier.

(10) L'évaluation selon la constance des coûts et des prix s'appuyait sur les prix annuels moyens généraux des produits pour 2002 prévus dans l'évaluation de la hausse des coûts et des prix (voir note 11) rajustés pour tenir compte du transport et des écarts de qualité par rapport au prix à la tête de puits et indiqués ci-dessous :

Pétrole brut (WTI)	28,14 $ US/b
Pétrole lourd	24,15 $/b
Propane	25,90 $/b
Butane	28,30 $/b
Pentane Plus	30,32 $/b
Gaz naturel	6,35 $/MBtu

Les frais d'exploitation et les coûts en capital n'ont pas été augmentés dans l'évaluation de la constance des coûts et des prix.

(11) En ce qui concerne l'évaluation de la hausse des coûts et des prix, les prix annuels moyens généraux de produits utilisés dans le rapport McDaniel sur les propriétés existantes pour le gaz naturel, le pétrole brut et les liquides de gaz naturel, sont présentés dans le tableau suivant.

		Pétrole brut léger		Liquides de gaz naturel à Edmonton		
Année	Pétrole brut lourd $/b	WTI à Cushing, en Oklahoma* $ US/b	Prix au pair à Edmonton 40 °API $/b	Propane $/b	Butane $/b	Mélange de LGN à Edmonton $/b
2003	26,54	28,23	40,28	28,72	29,19	31,23
2004	23,47	25,00	35,20	24,70	23,20	26,30
2005	23,38	24,00	34,30	23,10	22,60	25,20
2006	21,66	23,00	32,80	22,00	21,60	24,00
2007	21,83	23,30	33,20	21,80	21,90	24,10
2008	22,31	23,80	33,90	22,20	22,40	24,60
2009	22,78	24,30	34,60	22,70	22,80	25,10
2010	23,24	24,80	35,30	23,10	23,30	25,60
2011	23,70	25,30	36,00	23,60	23,70	26,10
2012	24,15	25,80	36,70	24,10	24,20	26,70
2013	24,70	26,30	37,50	24,60	24,70	27,20
2014	25,14	26,80	38,20	25,00	25,20	27,70
2015	25,58	27,30	38,90	25,50	25,60	28,20
2016	26,02	27,80	39,60	25,90	26,10	28,70
2017	26,55	28,40	40,40	26,40	26,60	29,30
2018	27,17	29,00	41,30	27,00	27,20	29,90
2019	27,79	29,60	42,20	27,60	27,80	30,60
2020	28,30	30,20	43,00	28,10	28,40	31,20
2021	28,90	30,80	43,90	28,80	28,90	31,90
2022	29,40	31,40	44,70	29,30	29,50	32,50
Par la suite	29,40	31,40	44,70	29,30	29,50	32,50

* 40 °API, 0,4 % de soufre.

Année	Henry Hub $ US/MBtu	Prix au comptant de l'AECO $/GJ	Prix au comptant de l'Alberta $/MBtu
2003	5,79	7,04	7,13
2004	4,56	5,51	5,65
2005	4,00	4,95	5,05
2006	3,75	4,71	4,80
2007	3,66	4,57	5,65
2008	3,69	4,61	4,70
2009	3,77	4,71	5,80
2010	3,85	4,81	4,90
2011	3,93	4,90	5,00
2012	4,00	5,00	5,10
2013	4,08	5,10	5,20
2014	4,16	5,19	5,30
2015	4,24	5,29	5,40
2016	4,31	5,38	5,50
2017	4,41	5,50	5,60
2018	4,50	5,62	5,70
2019	4,59	5,73	5,85

Année	Henry Hub $ US/MBtu	Prix au comptant de l'AECO $/GJ	Prix au comptant de l'Alberta $/MBtu
2020	4,69	5,85	5,95
2021	4,78	5,97	6,10
2022	4,87	6,08	6,20
Par la suite	4,87	6,08	6,20

Les coûts en capital et les frais d'exploitation ont été augmentés de 2 % annuellement.

(12) Toutes les réserves prouvées productives sont en production.

Renseignements sommaires sur les réserves

Le tableau ci-après donne des renseignements concernant l'intérêt économique direct visant les propriétés existantes, ainsi que les réserves brutes et la valeur des réserves au 1er janvier 2003, date d'effet du rapport McDaniel sur les propriétés existantes.

Propriété	Pourcentage de l'intérêt économique direct(1)(2)	Réserves brutes (kbep)(2)(3)	Valeur des réserves(2)(3)(4)(5) (en milliers de dollars)	(en pourcentage)
Hayter	93,1	7 845	66 966	44,50
Killarney	93,8	2 623	20 291	13,50
Thompson Lake	99,1	2 107	21 583	14,30
Amisk	75,0	1 037	9 193	6,10
West Provost	43,1	1 038	9 735	6,50
David North	100,0	978	12 204	8,10
Bellshill Lake	99,5	740	5 506	3,70
Czar	100,0	278	2 262	1,50
Mestikow	100,0	138	1 471	0,98
Hayter West	100,0	34	128	0,09
Provost	58,6	13	179	0,12
Black Creek(6)	100,0	59	691	0,46
Choice(7)	6,4	11	294	0,20
TOTAL(8)		16 901	150 502	100,00

Notes
(1) Intérêt économique direct moyen pondéré des filiales en exploitation dans les réserves établies, sans déduire les redevances payables à d'autres (à l'exclusion de la Fiducie).
(2) D'après les réserves établies tirées du rapport McDaniel sur les propriétés existantes.
(3) Compte tenu des hypothèses relatives à la hausse des coûts et des prix.
(4) Actualisées à 10 %, sans tenir compte des frais généraux et administratifs, des intérêts débiteurs, des taxes et impôts et des frais de remise en état et d'abandon des emplacements.
(5) Déduction faite des dépenses en immobilisations. Ne comprend pas la valeur des terrains inexploités.
(6) Réserves non productrices.
(7) Droit de redevance uniquement.
(8) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

AUTRES RENSEIGNEMENTS SUR LES PROPRIÉTÉS EXISTANTES

Terrains inexploités

Le tableau suivant présente les terrains inexploités détenus par les filiales en exploitation qui faisaient partie des propriétés existantes au 30 juin 2003 :

	Bruts[1]	Nets[2]
	(acres)	
Alberta	27 030	17 745
Total	27 030	17 745

Notes
(1) « Acres bruts » désigne le nombre total d'acres dans lesquels les filiales en exploitation ont un intérêt.
(2) « Acres nets » désigne le nombre total d'acres dans lesquels les filiales en exploitation ont un intérêt, multiplié par l'intérêt économique direct, exprimé en pourcentage, dans ceux-ci qui appartient aux filiales en exploitation.

Le rapport Seaton-Jordan sur les propriétés existantes a estimé que la valeur marchande des terrains inexploités liés aux propriétés existantes s'établissait, au 1er juillet 2003, à 704 232 $. Aux fins du rapport Seaton-Jordan sur les propriétés existantes, l'expression « valeur marchande » s'entend du prix que, d'après Seaton-Jordan, on pourrait raisonnablement s'attendre obtenir des propriétés. Aux fins du calcul de la valeur marchande, Seaton-Jordan a analysé les prix actuels les plus récents payés dans le cadre de ventes de terrains se trouvant sur des propriétés situées dans le voisinage immédiat de chacune des propriétés évaluées. Dans les zones où aucun prix actuel n'était disponible dans le voisinage immédiat, Seaton-Jordan s'est fiée à son jugement.

Puits de pétrole et de gaz naturel

Le tableau suivant indique, au 1er août 2003, le nombre et le statut des puits situés sur les propriétés existantes dans lesquels les filiales en exploitation ont acquis une participation; il s'agit de puits qui sont productifs ou dont la Société estime qu'ils pourraient l'être.

	Puits productifs[4][5]				Puits fermés[1]			
	Pétrole		Gaz naturel		Pétrole		Gaz naturel	
	Bruts[2]	Nets[3]	Bruts[2]	Nets[3]	Bruts[2]	Nets[3]	Bruts[2]	Nets[3]
Alberta	871	757	9	3,3	305	290	2	1,4
TOTAL	871	757	9	3,3	305	290	2	1,4

Notes
(1) « Puits fermés » désigne les puits non productifs, mais dont la Société estime qu'ils pourraient l'être. Les puits fermés dans lesquels les filiales en exploitation ont un intérêt économique direct sont situés à distance raisonnable de réseaux collecteurs, de pipelines ou d'autres moyens de transport ou y sont déjà reliés.
(2) « Puits bruts » désigne le nombre total de puits dans lesquels les filiales en exploitation ont un intérêt économique direct.
(3) « Puits nets » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct que les filiales en exploitation ont acquis dans celui-ci, exprimé en pourcentage.
(4) On a attribué aux puits assujettis à des droits de redevance le chiffre net de zéro.
(5) Ce ne sont pas tous les puits dans lesquels les filiales en exploitation ont un intérêt économique auxquels le rapport McDaniel sur les propriétés existantes a attribué des réserves ou qui figurent dans le présent tableau. Voir la rubrique « Description de la Fiducie – La PBN et les redevances directes – Fonds de remise en état ».

Historique de production

Le tableau suivant résume les volumes de pétrole brut, de gaz naturel et de liquides de gaz naturel vendus attribuables aux propriétés existantes, sans tenir compte des redevances, pour les périodes indiquées.

	2003		Exercice terminé le 31 décembre[2]		
	Deuxième trimestre	Premier trimestre[2]	2002	2001	2000
Pétrole brut (b/j)	9 371	8 034	9 336	7 872	6 527
Gaz naturel (kpi³/j)	1 161	875	1 181	596	246
Liquides de gaz naturel (b/j)	67	43	5	–	–
Total (bep/j 6:1)	9 632	8 223	9 538	7 971	6 568

Notes

(1) D'après les renseignements fournis à la Société par les vendeurs des propriétés existantes pour les périodes pendant lesquelles les propriétés existantes applicables n'étaient pas détenues par les filiales en exploitation et d'après les renseignements figurant dans les registres comptables de la Société pour toutes les autres périodes.

(2) Ne comprend pas la production tirée des propriétés Killarney, Amisk et Czar.

Le mélange de pétrole brut, de gaz naturel et de liquides de gaz naturel provenant des propriétés existantes des filiales en exploitation pour le semestre terminé le 30 juin 2003 était constitué d'environ 59 % de pétrole brut lourd (moins de 20 °API), 38 % de pétrole brut moyen (20 °API à 27 °API), 2 % de gaz naturel et 1 % de liquides de gaz naturel.

Les filiales en exploitation tirent environ 98 % de leur revenu brut de la production de pétrole brut et de liquides de gaz naturel et le reste du gaz naturel.

Historique de forage

Le tableau suivant indique les puits de développement bruts et nets relatifs aux propriétés existantes au forage desquels les filiales en exploitation et les vendeurs des propriétés existantes ont participé au cours des périodes indiquées.

	Exercice terminé le 31 décembre			
	2002		2001	
	Bruts[1]	Nets[2]	Bruts[1]	Nets[2]
Puits de pétrole	10	9,5	33	31,6
Puits de gaz	–	–	–	–
Puits secs	–	–	1	1,0
Puits de service	–	–	1	0,9
Total	10	9,5	35	33,5

Notes

(1) « Puits bruts » désigne le nombre total de puits dans lesquels les filiales en exploitation ont un intérêt économique direct.

(2) « Puits nets » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct des filiales en exploitation dans celui-ci, exprimé en pourcentage.

(3) On a attribué aux puits assujettis à des droits de redevance un chiffre net de zéro.

Dépenses en immobilisations

Le tableau suivant résume les dépenses en immobilisations engagées par les filiales en exploitation et les vendeurs des propriétés existantes relativement à des acquisitions, à du forage d'exploration et de développement et à des installations et autres biens de production à l'égard des propriétés existantes pendant les périodes indiquées.

	2003[1]		Exercice terminé le 31 décembre[1][2]		
	Deuxième trimestre	Premier trimestre[2]	2002	2001	2000
	(non vérifiées) (en milliers de dollars)	(non vérifiées) (en milliers de dollars)	(non vérifiées) (en milliers de dollars)	(non vérifiées) (en milliers de dollars)	(non vérifiées) (en milliers de dollars)
Acquisitions de propriétés[3]	24 003	–	76 153	–	54
Frais de mise en valeur[4]	3 706	1 473	–	12 373	14 941
Matériel de production[5]	4 798	4 420	770	4 518	3 915
TOTAL	32 507	5 893	76 923	16 891	18 910

Notes

(1) D'après les renseignements fournis à la Société par les vendeurs des propriétés existantes pour les périodes pendant lesquelles les propriétés existantes applicables n'étaient pas détenues par les filiales en exploitation et d'après les renseignements figurant dans les registres comptables de la Société pour toutes les autres périodes.

(2) Ne comprend pas les dépenses en immobilisations engagées par les vendeurs des propriétés existantes qui sont attribuables aux propriétés Killarney, Amisk et Czar.

(3) Les acquisitions de propriétés comprennent les achats de baux et de redevances de production et les échanges de propriétés visées par des baux et des droits de redevance.

(4) Les dépenses de mise en valeur comprennent le forage de développement et diverses dépenses incorporelles.

(5) Les biens de production comprennent le matériel rattaché à la production et aux installations, les pipelines et l'actif corporel divers.

Revenus et frais d'exploitation directs

Le tableau suivant présente les revenus et les frais d'exploitation directement attribuables aux propriétés existantes pour les périodes indiquées.

	2003		Exercice terminé le 31 décembre[1][2]		
	Deuxième trimestre	Premier trimestre[2]	2002	2001	2000
	(non vérifiés) (en milliers de dollars)	(non vérifiés) (en milliers de dollars)	(en milliers de dollars)	(en milliers de dollars)	(en milliers de dollars)
Revenus					
Vente de pétrole et de gaz naturel[1][2]	17 623	14 738	86 178	74 159	99 550
Frais d'exploitation	6 596	6 804	26 637	24 420	18 133
Bénéfice d'exploitation	11 027	7 934	59 541	49 739	81 417

Notes

(1) Ne comprend pas le revenu réalisé et les frais d'exploitation engagés par les vendeurs des propriétés existantes qui sont attribuables aux propriétés Killarney, Amisk et Czar.

(2) Voir les rubriques « Tableau des résultats des propriétés initiales acquises auprès de Devon Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et six mois arrêtés aux 30 juin 2002 et 2001 » et « Tableau des résultats des propriétés additionnelles acquises auprès d'Anadarko Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et neuf mois arrêtés aux 30 septembre 2002 et 2001 » qui figurent dans le présent prospectus.

(3) Compte tenu des redevances.

(4) Prix moyens obtenus à l'égard des produits : trimestre terminé le 30 juin 2003 – 24,35 $/bep; trimestre terminé le 31 mars 2003 – 23,86 $/bep; 2002 – 22,07 $/bep; 2001 – 19,89 $/bep; 2000 – 29,77 $/bep, d'après les renseignements fournis à la Société par les vendeurs des propriétés existantes.

Revenu net historique

Le tableau suivant présente, pour les périodes indiquées, des renseignements sur les prix nets moyens des produits obtenus, sur les redevances versées, sur les frais d'exploitation et sur le revenu net touché par les filiales en exploitation à l'égard de la production de pétrole brut, de liquides de gaz naturel et de gaz naturel tirée des propriétés existantes (mais uniquement lorsque celles-ci étaient détenues par les filiales en exploitation).

	2003	
	Deuxième trimestre	Premier trimestre
Prix nets moyens obtenus à l'égard de la production[1]		
Pétrole brut ($/b)	23,42	23,15
Équivalent de pétrole ($/bep 6:1)	24,35	23,86
Redevances versées		
Pétrole brut ($/b)	3,85	3,85
Équivalent de pétrole ($/bep 6:1)	3,96	3,95
Frais d'exploitation[2]		
Pétrole brut ($/b)	7,68	9,19
Équivalent de pétrole ($/bep 6:1)	7,68	9,19
Revenu net touché		
Pétrole brut ($/b)	11,89	10,11
Équivalent de pétrole ($/bep 6:1)	12,71	10,72

Notes

(1) La production des filiales en exploitation au cours des premier et deuxième trimestres se composait d'environ 97 % de pétrole brut, 2 % de gaz naturel et 1 % de liquides de gaz naturel.

(2) Les frais d'exploitation sont composés des frais directs engagés en vue de l'exploitation des puits de pétrole et de gaz naturel. Un certain nombre d'hypothèses ont été posées en vue de la répartition de ces frais entre la production de pétrole, de gaz naturel et de liquides de gaz naturel.

Engagements futurs

Les filiales en exploitation sont exposées aux risques du marché résultant de la fluctuation des prix des marchandises, des cours du change, des taux d'intérêt et du prix de l'électricité dans le cours normal de son exploitation. Elles diminuent leur exposition aux fluctuations des prix des marchandises, des cours du change et du prix de l'électricité en ayant recours à divers instruments dérivés. En cas de défaut des contreparties avec lesquelles ces instruments dérivés ont été conclus, les filiales en exploitation pourraient subir des pertes. La Société gère ce risque en répartissant son portefeuille d'instruments dérivés entre un certain nombre de contreparties solides financièrement. Voir la rubrique « Renseignements portant sur la Société – Couverture des prix des marchandises ».

Arrangements de commercialisation

La totalité de la production de pétrole tirée des propriétés existantes, à l'exclusion de Hayter, de West Provost, de David North et de Thompson Lake, est vendue au moyen de contrats à reconduction tacite comportant des dispositions qui prévoient un avis d'annulation de 30 jours. Le gaz tiré de David North et de Thompson Lake est vendu sur le marché au comptant. La production de gaz naturel tirée de Mestikow est brûlée à la torche.

La totalité de la production pétrolière tirée des propriétés Hayter et West Provost est expédiée dans le débit de Bow River par le réseau de pipelines Gibson. Gibson Energy Ltd. fournit le condensat nécessaire aux fins du

mélange de la production tirée de Hayter vendue dans le réseau Provost et facture le producteur. Le pourcentage de condensat nécessaire varie entre 15 % et 25 % de pétrole, selon la saison, une quantité plus importante de condensat étant nécessaire au cours des mois d'hiver.

Le gaz naturel dissous est conservé puis traité dans l'usine à gaz corrosif d'un tiers. Le gaz naturel non associé est vendu aux termes de deux contrats différents. Le premier est un contrat d'achat de gaz naturel auprès d'un courtier fournisseur conclu avec TransCanada Pipelines pendant la durée des réserves et le deuxième, un contrat à reconduction tacite de 30 jours fondé sur les prix au comptant de l'AECO.

ACQUISITION DES NOUVELLES PROPRIÉTÉS

La convention relative à NFX a été signée le 29 juillet 2003 et a pris effet le 1er août 2003. Conformément à celle-ci, les filiales de Harvest ont convenu d'acquérir la totalité des participations des filiales de NFX dans la société en commandite NFX. Les filiales de NFX sont propriétaires d'une participation collective de 100 % dans la société en commandite NFX, dont NFX est la propriétaire exclusive. NFX est propriétaire de toutes les nouvelles propriétés. Il est prévu que les opérations envisagées par la convention relative à NFX et la lettre d'entente seront réalisées au plus tard le 30 septembre 2003.

Conformément à la lettre d'entente, la Société a convenu de transférer son droit d'acquérir la société en commandite NFX aux termes de la convention relative à NFX à une grande société pétrolière et gazière qui est l'autre partie à la lettre d'entente et d'acheter directement de l'autre partie la quasi-totalité des nouvelles propriétés moyennant une contrepartie totalisant 92 M$ (en date du 30 septembre 2003), sous réserve de rajustements. **En raison de la lettre d'entente, la Société n'acquerra pas la totalité des nouvelles propriétés. La grande société pétrolière et gazière qui est l'autre partie à la lettre d'entente conservera certains intérêts dans les nouvelles propriétés se composant d'une production d'environ 300 bep/j, de réserves établies de 0,96 Mbep, de terrains inexploités de 25 000 acres nets, de 20 puits de pétrole productifs nets, de 7 puits de pétrole fermés nets et d'autres éléments d'actif connexes. Tous les renseignements ayant trait aux nouvelles propriétés indiqués ci-après et ailleurs dans le présent prospectus sont énoncés à l'égard des nouvelles propriétés dans leur ensemble et n'ont pas été rajustés pour tenir compte des intérêts devant être conservés par l'autre partie à la lettre d'entente.**

Simultanément à la réalisation de l'opération relative à NFX, la Fiducie pourrait procéder à une restructuration interne aux termes de laquelle la quasi-totalité des propriétés acquises par la Société dans le cadre de l'opération relative à NFX seront transférées à une fiducie dont la Fiducie sera, directement ou indirectement, propriétaire exclusive.

L'acquisition des propriétés devant être acquises par la Société dans le cadre de l'opération relative à NFX sera financée au moyen du produit net du présent placement, qui devrait s'établir à environ • M$ (• M$ si l'option d'attribution excédentaire est levée intégralement), au moyen de la nouvelle facilité bancaire quant à environ • M$ (• M$ si l'option d'attribution excédentaire est levée intégralement) et au moyen d'un financement provisoire aux termes de la convention de financement provisoire par capitaux propres (voir « Description de la Fiducie – Emprunts de la Fiducie ») quant au solde de • M$ (• M$ si l'option d'attribution excédentaire est levée intégralement). Si la clôture du présent placement survient après la réalisation de l'opération relative à NFX, la Fiducie prendra des dispositions en vue d'obtenir un financement provisoire ou un autre financement par emprunt en vue de financer l'opération relative à NFX jusqu'à la réalisation du présent placement. **La clôture du présent placement aura lieu uniquement si l'opération relative à NFX est réalisée.**

Les nouvelles propriétés sont situées dans le sud-est de la Saskatchewan, près de la ville de Carlyle. La majeure partie de la production est située entre le rang 32 W1M du canton 7 et le rang 13 W2M du canton 13. En août 2003, elles ont produit environ 6 200 bep/j de pétrole léger (28 °API à 34 °API) concentré dans l'axe de la zone de sous-affleurement Tilston du Mississipien et l'axe de la zone structurale Red River de l'Ordovicien. D'après l'évaluation du rapport McDaniel sur les nouvelles propriétés, selon la production annuelle de 2003, celles-ci comportent des réserves établies de 18,4 Mbep et ont un IDR de 7,7 ans. Le mécanisme de récupération utilisé est le déplacement par poussée d'eau soutenu par une nappe aquifère active, ce qui permet de récupérer efficacement les réserves et apparente les caractéristiques de l'exploitation des nouvelles propriétés à celles des propriétés existantes. NFX détient un intérêt économique direct moyen de 97 % dans les nouvelles propriétés et exploite 98 % de la production totale. Toute la production est concentrée sur le plan géographique, ce qui favorise l'accès et les

synergies d'exploitation. Afin de soutenir la croissance constante des propriétés, la direction a repéré des possibilités d'accroître la valeur de cette zone grâce à du forage de développement, aux vastes terrains inexploités qu'elle comporte et à une banque de données sismiques exclusives, qui font partie de l'actif associé aux nouvelles propriétés.

Propriétés principales

Le texte qui suit est une description des propriétés pétrolifères et gazéifères principales de NFX qui constituent la majorité des nouvelles propriétés. Une production supplémentaire d'environ 240 bep/j est tirée de diverses propriétés mineures. Le terme « net », lorsqu'il est utilisé pour décrire la quote-part de la production de NFX, désigne la quote-part totale attribuable à l'intérêt économique direct de NFX, sans déduire les redevances appartenant à des tiers. Les données relatives au volume des réserves sont énoncées, sans déduire les redevances, au 1er janvier 2003, selon l'hypothèse de la hausse des coûts et des prix évaluée dans le rapport McDaniel sur les nouvelles propriétés (voir la rubrique « Réserves de pétrole et de gaz » ci-après). Sauf indication contraire, les renseignements relatifs aux acres bruts et nets, au nombre de puits et à la production sont donnés au 1er août 2003. Sauf indication contraire, tous les renseignements énoncés ci-après sont nets pour NFX. Les données relatives au PIEP sont des valeurs publiées par le gouvernement de la Saskatchewan. La totalité de production de pétrole est acheminée au réseau de pipeline de Enbridge Saskatchewan.

Hazelwood

Cette zone comporte neuf gisements distincts produisant 1 840 bep/j de pétrole à 34 °API provenant de 142 puits de pétrole situés dans la formation Tilston. NFX détient un intérêt économique direct moyen de 98 % dans 19 107 acres bruts, y compris 8 669 acres inexploités nets. Le rapport McDaniel sur les nouvelles propriétés a attribué à cette zone des réserves établies de 6 849 kbep. La zone comporte 142 puits de pétrole productifs bruts (139 puits nets). Le PIEP de tous les gisements de Hazelwood est estimé à 160 Mb de pétrole. L'exploitation de toutes les installations sauf une (intérêt économique direct de 100 %) et les nombreuses données sismiques tridimensionnelles exclusives recueillies offrent la possibilité d'accroître la production pétrolière et la durée des réserves au moyen de travaux de reconditionnement, de forage d'extension et de forage intercalaire horizontal. Les volumes de gaz naturel tirés de Hazelwood sont commercialisés par l'entremise d'une coopérative de gaz naturel rurale de la zone.

Moose Valley

Cette zone comporte cinq gisements produisant 1 150 bep/j de pétrole à 28 °API provenant de 98 puits de pétrole situés dans la formation Tilston. NFX détient un intérêt économique direct moyen de 97 % dans 8 417 acres bruts, y compris 3 794 acres inexploités nets. Le rapport McDaniel sur les nouvelles propriétés a attribué à cette zone des réserves établies de 4 135 kbep. La zone comporte 98 puits de pétrole productifs bruts (97 puits nets). Le PIEP de tous les gisements de Moose Valley est estimé à 80 Mb de pétrole. L'exploitation de toutes les installations (intérêt économique direct de 100 %) sauf une et les nombreuses données sismiques tridimensionnelles exclusives recueillies offrent la possibilité d'accroître la production et la durée des réserves au moyen de travaux de reconditionnement, de l'amélioration du traitement de l'eau, de mesures de régularisation de l'eau et de travaux de forage intercalaire et d'extension supplémentaires.

Tyvan/Montmarte-Ordovician

Cette zone comporte huit gisements produisant 1 020 bep/j de pétrole d'une densité allant de 28,5 °API à 33 °API provenant de 43 puits de pétrole situés dans la formation Red River. NFX détient un intérêt économique direct de 100 % dans 260 761 acres bruts, y compris 253 833 acres inexploités. Le rapport McDaniel sur les nouvelles propriétés a attribué à cette zone des réserves établies de 1 629 kbep. La zone comporte 43 puits de pétrole productifs bruts (42 puits nets). Le PIEP de tous les gisements de NFX situés dans cet axe est estimé à 100 Mb de pétrole. L'exploitation de toutes les installations (intérêt économique direct de 100 %) et les nombreuses données sismiques tridimensionnelles exclusives sectorielles recueillies offrent la possibilité d'accroître la production et la durée des réserves au moyen de travaux de reconditionnement, de l'amélioration du traitement de l'eau et du forage de puits intercalaires et d'extension choisis. La superficie de ces terrains et les nombreuses données sismiques exclusives recueillies offrent la possibilité de concrétiser une stratégie de croissance en partenariat tout en contrôlant l'exposition aux risques liés aux capitaux.

Whitebear

Cette zone comporte trois gisements principaux produisant 790 bep/j de pétrole à 34 °API provenant de 67 puits de pétrole situés dans la formation Tilston. NFX détient un intérêt économique direct de 100 % dans 11 245 acres bruts, y compris 6 204 acres inexploités nets. Le rapport McDaniel sur les nouvelles propriétés a attribué à cette zone des réserves établies de 2 517 kbep. La zone comporte 67 puits de pétrole productifs bruts (58 puits nets). Le PIEP de tous les gisements Whitebear est estimé à 120 Mb de pétrole. Une partie importante de la propriété est située sur la réserve de la Première nation Whitebear. NFX détient une option lui permettant d'acquérir un intérêt économique direct moyen supplémentaire de 23 % dans 960 acres bruts ainsi que des droits de redevance visant 96 acres à Willmar, qui fait partie de la zone Whitebear (les « terrains de la réserve Whitebear visés par l'option »). L'exploitation de toutes les installations et les nombreuses données sismiques tridimensionnelles exclusives recueillies offrent la possibilité d'accroître la production pétrolière et la durée des réserves au moyen de travaux de reconditionnement, de l'amélioration du traitement de l'eau, de mesures de régularisation de l'eau, de forages intercalaires horizontaux et de forages d'extension supplémentaires sur les terrains de la réserve Whitebear visés par l'option d'ici le 31 décembre 2003.

Corning/Flinton

Cette zone comporte cinq gisements produisant 720 bep/j de pétrole à 28,5 °API provenant de 67 puits de pétrole situés dans la formation Tilston. NFX détient un intérêt économique direct moyen de 100 % dans 13 748 acres bruts, y compris 6 309 acres inexploités nets. Le rapport McDaniel sur les nouvelles propriétés a attribué à cette zone des réserves établies de 2 524 kbep. La zone comporte 67 puits de pétrole productifs bruts (66 puits nets). Le PIEP de tous les gisements de Corning/Flinton est estimé à 53 Mb de pétrole. L'exploitation de toutes les installations (intérêt économique direct de 100 %) et les nombreuses données sismiques tridimensionnelles exclusives recueillies offrent la possibilité d'accroître la production et la durée des réserves au moyen de travaux de reconditionnement et du forage de puits intercalaires et d'extension choisis.

Parkman East

Cette zone comporte les gisements Parkman East et produit 300 bep/j de pétrole à 33,5 °API provenant de 37 puits de pétrole situés dans la formation Tilston. NFX détient un intérêt économique direct moyen de 88,1 % dans 6 198 acres bruts, y compris 2 506 acres inexploités nets. Le rapport McDaniel sur les nouvelles propriétés a attribué à cette zone des réserves établies de 673 kbep. La zone comporte 37 puits de pétrole productifs bruts (26 puits nets). Le PIEP de tous les gisements de Parkman East est estimé à 230 Mb de pétrole. Il est possible d'accroître la production pétrolière et la durée des réserves au moyen de travaux de reconditionnement, de l'amélioration du traitement de l'eau, de mesures de régularisation de l'eau et de forages intercalaires sélectifs.

Wauchope/Lightning

Cette zone comporte trois gisements produisant 140 bep/j de pétrole à 33 °API provenant de 12 puits de pétrole situés dans la formation Tilston. NFX détient un intérêt économique direct moyen de 93 % dans 4 079 acres bruts, y compris 2 514 acres inexploités nets. Le rapport McDaniel sur les nouvelles propriétés a attribué à cette zone des réserves établies de 149 kbep. La zone comporte 12 puits de pétrole productifs bruts (11 puits nets). Le PIEP de tous les gisements Wauchope/Lightning est estimé à 26 Mb de pétrole. L'exploitation (intérêt économique direct de 100 %) de toutes les installations et les nombreuses données sismiques tridimensionnelles exclusives recueillies offrent la possibilité d'accroître la production et la durée des réserves au moyen de travaux de reconditionnement, de l'amélioration du traitement de l'eau, de mesures de régularisation de l'eau, de travaux de forage d'extension supplémentaires et du forage de nouveaux gisements.

Réserves de pétrole et de gaz

McDaniel a dressé le rapport McDaniel sur les nouvelles propriétés qui évalue, au 1er janvier 2003, les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux nouvelles propriétés. **Le rapport McDaniel sur les nouvelles propriétés évalue les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux nouvelles propriétés sans tenir compte de la provision pour impôts sur le revenu, des intérêts**

débiteurs et des frais du service de la dette, des frais généraux et administratifs, ni des frais de remise en état des installations, d'abandon des puits, de remise en état des emplacements de puits et de récupération, mais compte tenu des redevances estimatives, des frais d'exploitation et des dépenses en immobilisations futures. Les réserves probables et la valeur actualisée de ces réserves qui sont présentées dans les tableaux ci-dessous ont été réduites de 50 % afin de tenir compte des risques liés à leur récupération. Le lecteur ne doit pas présumer que la valeur actualisée des revenus de production nets futurs estimée par McDaniel représente la juste valeur marchande des réserves. D'autres hypothèses et réserves, notamment quant aux coûts, au prix de la production future et à d'autres questions, sont résumées dans les notes qui suivent les tableaux.

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts en présumant la hausse des coûts et des prix(1)(9)

	Pétrole brut et liquides de gaz naturel (kb)		Gaz naturel(6) (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)(2)(7)(8)(11) actualisée à			
	Brutes(4)	Nettes(3)	Brutes(4)	Nettes(3)	0 %	10 %	15 %	20 %
Réserves prouvées(4)								
Réserves productives(4)(12)	16 544	14 629	506	486	170 700	120 095	106 283	95 988
Réserves non productives(4)	9	9	–	–	63	47	41	36
Réserves inexploitées(4)	462	415	–	–	3 588	1 554	987	583
Total des réserves prouvées(4)	17 015	15 053	506	486	174 351	121 696	107 311	96 607
Réserves probables affectées d'un facteur de risque(5)	1 371	1 194	33	31	13 169	6 633	5 013	3 904
Réserves établies(4)	18 386	16 247	539	517	187 520	128 329	112 324	100 511

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts en présumant la constance des coûts et des prix(1)(9)

	Pétrole brut et liquides du gaz naturel (kb)		Gaz naturel(6) (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)(2)(7)(8)(10) actualisée à			
	Brutes(4)	Nettes(3)	Brutes(4)	Nettes(3)	0 %	10 %	15 %	20 %
Réserves prouvées(4)								
Réserves productives(4)(12)	18 645	16 535	624	601	252 613	157 720	135 078	118 960
Réserves non productives(4)	13	12	–	–	137	96	82	71
Réserves inexploitées(4)	504	453	–	–	6 148	3 073	2 224	1 616
Total des réserves prouvées(4)	19 162	17 000	624	601	258 898	160 889	137 384	120 647
Réserves probables affectées d'un facteur de risque(5)	1 677	1 476	30	28	22 071	10 123	7 645	5 998
Réserves établies(4)	20 839	18 476	654	629	280 969	171 012	145 029	126 645

Notes

(1) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Ne comprend pas la valeur des terrains inexploités.

(3) Représente l'intérêt de NFX, déduction faite des redevances payables à d'autres (à l'exclusion de la Fiducie).

(4) Les définitions suivantes ont été utilisées dans le rapport McDaniel sur les nouvelles propriétés :

a) « Réserves brutes » désigne la quote-part attribuable à l'intérêt de NFX, sans déduire les redevances payables à d'autres (à l'exclusion de la Fiducie).

b) « Réserves prouvées » désigne les réserves qu'on estime être récupérables selon la technologie et la conjoncture économique actuelles, depuis la partie d'un réservoir qu'on peut raisonnablement évaluer comme étant économiquement productive d'après l'analyse des données de forage, de géologie, de géophysique et d'ingénierie, y compris les réserves devant être obtenues au moyen de procédés de récupération assistée dont il est prouvé qu'ils sont rentables économiquement et techniquement à l'égard du réservoir en question.

c) « Réserves probables » désigne les réserves dont l'analyse des données de forage, de géologie, de géophysique et d'ingénierie ne démontre pas qu'elles sont prouvées selon la technologie actuelle et la conjoncture économique actuelle ou prévue, mais dont elle laisse supposer la probabilité de leur existence et de leur récupération future. Les réserves probables supplémentaires qui seront obtenues par l'application de

procédés de récupération assistée sont les quantités qui seront récupérées en sus de celles estimées dans la catégorie des réserves prouvées qui peuvent être estimées de façon réaliste par rapport au gisement d'après les procédés de récupération assistée dont la mise en application peut raisonnablement être prévue.

d) « Réserves établies » désigne la somme de 50 % des réserves probables et de 100 % des réserves prouvées.

e) « Réserves productives » désigne les réserves qui sont en production ou, si elles ne le sont pas, qui pourraient être récupérées à partir de puits ou d'installations existants et qui ne sont pas en production parce que le propriétaire en a décidé ainsi.

f) « Réserves non productives » comprend les réserves prouvées qui ne sont pas en production en raison de l'absence d'installations ou de marchés.

g) « Réserves inexploitées » désigne les réserves prouvées qu'on prévoit récupérer à partir de nouveaux puits sur des terrains non forés ou de puits existants dont la remise en production exigerait des dépenses en immobilisations relativement considérables.

h) « Total des réserves prouvées » désigne la somme des réserves prouvées productives, des réserves prouvées non productives et des réserves prouvées inexploitées.

(5) Les prévisions sur les valeurs actualisées et les quantités des réserves probables non affectées d'un facteur de risques ont été réduites de 50 % pour tenir compte du risque associé à la récupération de ces réserves.

(6) Toutes les réserves de gaz naturel sont les réserves restantes, déduction faite des pertes superficielles causées par la contraction en cours de traitement et du gaz brut utilisé comme carburant de la concession.

(7) Le cours du change du dollar canadien utilisé dans le rapport McDaniel sur les nouvelles propriétés était de 0,69 $ US en 2003, de 0,69 $ US en 2004, de 0,68 $ US en 2005 et de 0,68 $ US par la suite.

(8) Le rapport McDaniel sur les nouvelles propriétés estime que les dépenses en immobilisations totales (nettes pour NFX) nécessaires pour tirer les rentrées nettes futures estimatives des réserves établies, d'après l'hypothèse de la hausse des coûts et des prix, s'élèvent à 10 505 000 $ (7 966 180 $ si elles sont actualisées à raison de 15 % par année), à raison de 0 $, 5 289 000 $ et 5 215 300 $ pour les années civiles 2003, 2004 et 2005, respectivement. Les dépenses en immobilisations correspondantes nécessaires pour tirer les rentrées nettes futures estimatives avant impôt des réserves établies d'après l'hypothèse de la constance des coûts et des prix, s'élèvent à 9 998 500 $ (8 279 253 $ si elles sont actualisées à raison de 15 % par année), à raison de 0 $, 5 084 000 $ et 4 914 500 $ pour les années civiles 2003, 2004 et 2005, respectivement.

(9) La portée et la nature des intérêts évalués dans le rapport McDaniel sur les nouvelles propriétés et toutes les données factuelles ont été données par NFX et la Société à McDaniel qui les a acceptées telles quelles. Les calculs relatifs aux réserves de pétrole brut et de gaz naturel et toutes les projections sur lesquelles se fonde le rapport McDaniel sur les nouvelles propriétés ont été établies d'après des méthodes d'évaluation généralement reconnues en génie pétrolier.

(10) L'évaluation selon la constance des coûts et des prix s'appuyait sur les prix annuels moyens généraux des produits pour 2002 prévus dans l'évaluation de la hausse des coûts et des prix (voir note 11) rajustés pour tenir compte du transport et des écarts de qualité par rapport au prix à la tête de puits et indiqués ci-dessous :

Pétrole brut (WTI)	28,14 $ US/b
Pétrole lourd	24,15 $/b
Propane	25,90 $/b
Butane	28,30 $/b
Pentane Plus	30,32 $/b
Gaz naturel	6,35 $/MBtu

Les frais d'exploitation et les coûts en capital n'ont pas été augmentés dans l'évaluation de la constance des coûts et des prix.

(11) En ce qui concerne l'évaluation de la hausse des coûts et des prix, les prix annuels moyens généraux de produits utilisés dans le rapport McDaniel sur les nouvelles propriétés pour le gaz naturel, le pétrole brut et les liquides de gaz naturel, sont présentés dans le tableau suivant.

		Pétrole brut léger		Liquides de gaz naturel à Edmonton		
Année	Pétrole brut lourd $/b	WTI à Cushing, en Oklahoma* $ US/b	Prix au pair à Edmonton 40 °API $/b	Propane $/b	Butane $/b	Mélange de LGN à Edmonton $/b
2003	26,54	28,23	40,28	28,72	29,19	31,23
2004	23,47	25,00	35,20	24,70	23,20	26,30
2005	23,38	24,00	34,30	23,10	22,60	25,20
2006	21,66	23,00	32,80	22,00	21,60	24,00
2007	21,83	23,30	33,20	21,80	21,90	24,10

Année	Pétrole brut lourd $/b	Pétrole brut léger: WTI à Cushing, en Oklahoma* $ US/b	Pétrole brut léger: Prix au pair à Edmonton 40 °API $/b	Liquides de gaz naturel à Edmonton: Propane $/b	Liquides de gaz naturel à Edmonton: Butane $/b	Liquides de gaz naturel à Edmonton: Mélange de LGN à Edmonton $/b
2008	22,31	23,80	33,90	22,20	22,40	24,60
2009	22,78	24,30	34,60	22,70	22,80	25,10
2010	23,24	24,80	35,30	23,10	23,30	25,60
2011	23,70	25,30	36,00	23,60	23,70	26,10
2012	24,15	25,80	36,70	24,10	24,20	26,70
2013	24,70	26,30	37,50	24,60	24,70	27,20
2014	25,14	26,80	38,20	25,00	25,20	27,70
2015	25,68	27,30	38,90	25,50	25,60	28,20
2016	26,02	27,80	39,60	25,90	26,10	28,70
2017	26,55	28,40	40,40	26,40	26,60	29,30
2018	27,17	29,00	41,30	27,00	27,20	39,90
2019	27,79	29,60	42,20	27,60	27,80	30,60
2020	28,30	30,20	43,00	28,10	28,40	31,20
2021	28,90	30,80	43,90	28,80	28,90	31,90
2022	29,40	31,40	44,70	29,30	29,50	32,50
Par la suite	29,40	31,40	44,70	29,30	29,50	32,50

*40 °API, 0,4 % de soufre.

Année	Henry Hub $ US/MBtu	Prix au comptant de l'AECO $/GJ	Prix au comptant de l'Alberta $/MBtu
2003	5,79	7,04	7,13
2004	4,56	5,51	5,65
2005	4,00	4,95	5,05
2006	3,75	4,71	4,80
2007	3,66	4,57	5,65
2008	3,69	4,61	4,70
2009	3,77	4,71	5,80
2010	3,85	4,81	4,90
2011	3,93	4,90	5,00
2012	4,00	5,00	5,10
2013	4,08	5,10	5,20
2014	4,16	5,19	5,30
2015	4,24	5,29	5,40
2016	4,31	5,38	5,50
2017	4,41	5,50	5,60
2018	4,50	5,62	5,70
2019	4,59	5,73	5,85
2020	4,69	5,85	5,95
2021	4,78	5,97	6,10
2022	4,87	6,08	6,20
Par la suite	4,87	6,08	6,20

Les coûts en capital et les frais d'exploitation ont été augmentés de 2 % annuellement.

(12) Toutes les réserves prouvées productives sont en production.
(13) Ne comprend pas l'impôt sur le capital perçu par la Saskatchewan.

Renseignements sommaires sur les réserves

Le tableau ci-après donne des renseignements concernant l'intérêt économique direct de NFX dans les nouvelles propriétés, ainsi que les réserves brutes et la valeur des réserves au 1er janvier 2003, date de prise d'effet du rapport McDaniel sur les nouvelles propriétés.

Propriété	Pourcentage de l'intérêt économique direct de NFX(1)(2)	Réserves brutes (kbep)(2)(3)	Valeur des réserves(2)(3)(4)(5) (en milliers de dollars)	(en pourcentage)
Hazelwood	97,7	6 849	46 457	36,2
Moose Valley	96,5	4 135	26 648	20,8
Corning/Flinton	100,0	2 524	16 935	13,2
Whitebear	100,0	2 517	15 432	12,0
Tyvan/Montmarte-Ordovician	98,9	1 629	16 629	13,0
Parkman East	88,1	673	4 782	3,7
Wauchope/Lightning	93,2	149	1 448	1,1
TOTAL(6)		18 476	128 329	100,0

Notes

(1) Intérêt économique direct moyen pondéré de NFX dans les réserves établies sans déduire les redevances payables à d'autres (à l'exclusion de la Fiducie).

(2) D'après les réserves établies tirées du rapport McDaniel sur les nouvelles propriétés.

(3) Compte tenu des hypothèses relatives à la hausse des coûts et des prix.

(4) Actualisées à 10 %, sans tenir compte des frais généraux et administratifs, des intérêts débiteurs, des taxes et impôts et des frais de remise en état et d'abandon des emplacements.

(5) Déduction faite des dépenses en immobilisations. Ne comprend pas la valeur des terrains inexploités.

(6) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

Terrains inexploités

Le tableau suivant présente les terrains inexploités liés aux nouvelles propriétés au 1er août 2003 :

	Bruts(1)	Nets(2)
	(acres)	
Saskatchewan	286 342	284 543
Total	286 342	284 543

Notes

(1) « Acres bruts » désigne le nombre total d'acres dans lesquels NFX a un intérêt.

(2) « Acres nets » désigne le nombre total d'acres dans lesquels NFX a un intérêt, multiplié par l'intérêt économique direct de NFX dans ceux-ci, exprimé en pourcentage.

Le rapport Seaton-Jordan sur les nouvelles propriétés a estimé que la valeur marchande des terrains inexploités liés aux nouvelles propriétés s'établissait, au 1er juillet 2003, à 7 430 723 $. Aux fins du rapport Seaton-Jordan sur les nouvelles propriétés, l'expression « valeur marchande » s'entend du prix que, d'après Seaton-Jordan, on pourrait raisonnablement s'attendre à obtenir des propriétés. Aux fins du calcul de la valeur marchande, Seaton-Jordan a analysé les prix actuels les plus récents payés dans le cadre de ventes de terrains se trouvant sur des propriétés situées dans le voisinage immédiat de chacune des propriétés évaluées. Dans les zones où aucun prix actuel n'était disponible dans le voisinage immédiat, Seaton-Jordan s'est fiée à son jugement.

Nouvelles possibilités d'exploitation et de mise en valeur

La direction de la Société a repéré plusieurs possibilités de tirer profit du potentiel de mise en valeur éventuel en vue d'accroître la production existante qui s'ajoutent aux projets de mise en valeur futurs pris en compte dans la valeur attribuée aux réserves par le rapport McDaniel sur les nouvelles propriétés. Le rapport McDaniel sur les nouvelles propriétés ne tient compte ni des coûts en capital ni de la production supplémentaire éventuelle liés aux possibilités suivantes. Les possibilités qui peuvent être envisagées à cet égard comprennent les suivantes :

- augmentation de la capacité de traitement de l'eau et d'évacuation de l'eau dans les champs clés afin d'accroître le volume de pétrole, notamment à l'aide de séparateurs d'eau libre inclinés et de nouveaux puits d'injection;
- décongestionnement des installations de traitement des liquides et de l'infrastructure de surface existantes;
- possibilités de forage intercalaire horizontal et de forage d'extension à Hazelwood en plus de celles dont on a tenu compte dans le rapport McDaniel sur les nouvelles propriétés. Les emplacements ont été entièrement délimités au moyen de levés sismiques tridimensionnels;
- optimisation de la gestion de la teneur en pétrole des gisements grâce à la fermeture de certains puits et à l'accroissement de la quantité totale des liquides tirés des puits de limite ayant une teneur en pétrole plus élevée. Les puits fermés pourraient être remis en production en fonction de la variation de la teneur en pétrole;
- reperforation de puits fermés existants afin d'accéder à des réserves non épuisées;
- nombreuses possibilités d'exploration délimitées au moyen de levés sismiques qui pourraient s'avérer rentables en cas de vente ou d'amodiation;
- possibilités de forage de développement choisies dans les accumulations de pétrole en sous-affleurement prolifiques Alida et Souris Valley.

Puits de pétrole

Le tableau suivant indique, au 1er avril 2003, le nombre et le statut des puits situés sur les nouvelles propriétés; il s'agit de puits qui sont productifs ou dont la Société estime qu'ils pourraient l'être. Les nouvelles propriétés ne comportent aucun puits de gaz productif.

	Puits productifs(4)(5)		Puits fermés(1)	
	Pétrole		Pétrole	
	Puits bruts(2)	Puits nets(3)	Puits bruts(2)	Puits nets(3)
Hazelwood	142	139,16	62	60,76
Moose Valley	98	97,02	25	24,75
Whitebear	67	58,29	29	25,23
Parkman East	37	26,27	25	17,75
Corning/Flinton	67	66,33	25	25,00
Wauchope/Lightning	12	11,28	11	10,34
Tyvan/Montmarte-Ordovician	43	41,71	19	18,43
TOTAL	466	440,06	196	182,26

Notes

(1) « Puits fermés » désigne les puits non productifs, mais dont la Société estime qu'ils pourraient l'être. Les puits fermés liés aux nouvelles propriétés sont situés à distance raisonnable de réseaux collecteurs, de pipelines ou d'autres moyens de transport ou y sont déjà reliés.

(2) « Puits bruts » désigne le nombre total de puits dans lesquels NFX a un intérêt économique direct.

(3) « Puits nets » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct de NFX dans celui-ci, exprimé en pourcentage.

(4) On a attribué aux puits assujettis à des droits de redevance le chiffre net de zéro.

(5) Ce ne sont pas tous les puits liés aux nouvelles propriétés auxquels le rapport McDaniel sur les nouvelles propriétés a attribué des réserves ou qui figurent dans le présent tableau. Voir la rubrique « Description de la Fiducie – La PBN et les redevances directes – Fonds de remise en état ».

Historique de production

Le tableau suivant résume les volumes de pétrole brut, de gaz naturel et de liquides de gaz naturel vendus attribuables aux nouvelles propriétés, sans tenir compte des redevances, pour les périodes indiquées.

	2003(1)		Exercice terminé le 31 décembre(1)		
	Deuxième trimestre	Premier trimestre	2002	2001	2000
Pétrole brut (b/j)	6 470	6 967	7 463	8 445	7 683
Gaz naturel (kpi^3/j)	230	372	513	707	394
Liquides de gaz naturel (b/j)	28	20	–	–	–
Total (bep/j 6:1)	6 537	7 049	7 549	8 563	7 749

Note

(1) D'après les renseignements que NFX a fournis à la Société.

Environ 99,5 % des revenus bruts provenant des nouvelles propriétés sont tirés du pétrole brut et des liquides de gaz naturel et, le reste, du gaz naturel. La production, qui a été établie en bep (6:1), est constituée de pétrole brut et de liquides de gaz naturel à raison d'environ 99 % et de gaz naturel à raison d'environ 1 %.

Le mélange de la production de pétrole brut et de liquides de gaz naturel provenant des nouvelles propriétés au 1er janvier 2003 était constitué d'environ 98,5 % de pétrole brut léger (27 °API ou plus), 1,0 % de condensat et 0,5 % de liquides de gaz naturel. La production ne comportait pas de pétrole lourd (moins de 20 °API).

Historique de forage

Le tableau suivant indique les puits de développement bruts et nets relatifs aux nouvelles propriétés au forage desquels NFX a participé au cours des périodes indiquées.

	Exercice terminé le 31 décembre			
	2002		2001	
	Bruts[1]	Nets[2]	Bruts[1]	Nets[2]
Puits de pétrole brut	14	13,8	51	51,0
Puits de gaz naturel	–	–	–	–
Puits secs	3	3,0	3	3,0
Puits d'injection	–	–	9	9,0
Total	17	16,8	63	63,0

Notes
(1) « Puits bruts » désigne le nombre total de puits dans lesquels NFX a un intérêt économique direct.
(2) « Puits nets » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct de NFX dans celui-ci, exprimé en pourcentage.
(3) On a attribué aux puits assujettis à des droits de redevance un chiffre net de zéro.

Dépenses en immobilisations

Le tableau suivant résume les dépenses en immobilisations engagées par NFX relativement à des acquisitions, à du forage d'exploration et de développement et à des installations et autres biens de production à l'égard des nouvelles propriétés pendant les périodes indiquées.

	2003		2002				2001			
(en milliers de dollars)	Deuxième trimestre	Premier trimestre	Quatrième trimestre	Troisième trimestre	Deuxième trimestre	Premier trimestre	Quatrième trimestre	Troisième trimestre	Deuxième trimestre	Premier trimestre
Acquisitions de propriétés[2]	–	–	–	78	10	–	95	47	10	105
Travaux de forage[3]	1 250	372	3 958	884	935	2 776	6 112	9 192	2 821	9 016
Abandons	–	–	33	226	–	11	276	74	–	–
Matériel de production[4]	154	135	302	530	121	442	197	1 366	571	1 334
Travaux de reconditionnement	–	–	–	–	4	–	–	2 712	1 510	2 546
Total	1 404	507	4 293	1 718	1 070	3 229	6 680	13 391	4 912	13 001

Notes
(1) D'après les renseignements que NFX a fournis à la Société.
(2) Les acquisitions de propriétés comprennent les achats de baux et de redevances de production et les échanges de propriétés visées par des baux et des droits de redevance.
(3) Le forage comprend le forage de développement et diverses dépenses incorporelles.
(4) Les biens de production comprennent le matériel rattaché à la production et aux installations, les pipelines et l'actif corporel divers.

Revenu net historique

Le tableau suivant présente, pour les périodes indiquées, des renseignements sur les prix nets moyens des produits obtenus, sur les redevances versées, sur les frais d'exploitation et sur le revenu net touché par NFX à l'égard de la production de pétrole brut, de liquides de gaz naturel et de gaz naturel tirée des nouvelles propriétés.

	Semestre terminé le 30 juin		Exercice terminé le 31 décembre	
	2003	2002	2001	2000
Prix nets moyens obtenus à l'égard de la production				
Pétrole brut ($/b)	39,86	36,12	34,20	45,10
Équivalent de pétrole ($/bep 6:1)	40,17	36,59	34,33	48,41
Redevances versées				
Pétrole brut ($/b)	8,09	7,40	6,85	9,55
Équivalent de pétrole ($/bep 6:1)	8,09	7,40	6,85	9,55
Frais d'exploitation				
Pétrole brut ($/b)	12,31	10,44	8,51	9,30
Équivalent de pétrole ($/bep 6:1)	12,31	10,44	8,51	9,30
Revenu net touché				
Pétrole brut ($/b)	19,77	18,74	18,97	29,56
Équivalent de pétrole ($/bep 6:1)	19,77	18,74	18,97	29,56

Note
(1) D'après les renseignements que NFX a fournis à la Société.

Engagements futurs

Dans le cadre de l'opération relative à NFX, la Société prendra en charge un contrat de couverture du prix du pétrole visant la vente de 2 500 b/j de WTI, comme suit :

	Quatrième trimestre de 2003	Année civile 2004
Plancher	24,00 $ US	22,00 $ US
Plafond	30,45 $ US	28,10 $ US

Arrangements de commercialisation

Le pétrole brut tiré des nouvelles propriétés est collecté dans le réseau de pipelines de Enbridge en Saskatchewan et vendu à des clients solvables à des prix du marché concurrentiels. Un peu plus de la moitié du volume des ventes nettes actuel est vendu aux termes du contrat de couverture décrit ci-dessus à la rubrique « Engagements futurs » qui expire en 2004. Le reste de la production de pétrole brut est vendu aux termes de contrats à court terme.

Acquisitions et aliénations importantes

NFX n'a procédé à aucune acquisition ou aliénation importante au cours de son dernier exercice terminé ou depuis la fin de celui-ci.

INFORMATION PRO FORMA CHOISIE

L'information pro forma qui suit reflète l'information cumulée se rapportant aux propriétés existantes et aux nouvelles propriétés. Dans la présente rubrique, sauf indication contraire ou à moins que le contexte n'exige une interprétation différente, les mentions de la « Société » désignent toutes les filiales en exploitation. Voir également les rubriques « Description des propriétés existantes », « Acquisition des nouvelles propriétés », « Tableau des résultats des propriétés initiales acquises auprès de Devon Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et six mois arrêtés aux 30 juin 2002 et 2001 », « Tableau des résultats des propriétés additionnelles acquises auprès d'Anadarko Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et neuf mois arrêtés aux 30 septembre 2002 et 2001 », « Tableau des résultats des nouvelles propriétés acquises auprès de National Fuel Exploration Corp. – Exercices terminés les 31 décembre 2002, 2001 et 2000 et six mois arrêtés aux 30 juin 2003 et 2002 », « États financiers consolidés de Harvest Energy Trust –

30 juin 2003 », « États financiers consolidés de Harvest Energy Trust – 31 décembre 2002 » et « États financiers consolidés pro forma non vérifiés de Harvest Energy Trust au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et l'exercice terminé le 31 décembre 2002 »qui figurent dans le prospectus pour obtenir une description de chaque groupe de propriétés et des renseignements sur les réserves connexes, sur la production ainsi que sur les revenus et les frais d'exploitation directs.

Description pro forma des propriétés

En raison de la lettre d'entente, la Société n'acquerra pas la totalité des nouvelles propriétés. La grande société pétrolière et gazière qui est l'autre partie à la lettre d'entente conservera certains intérêts dans les nouvelles propriétés se composant d'une production d'environ 300 bep/j, de réserves établies de 0,96 Mbep, de terrains inexploités de 25 000 acres nets, de 20 puits de pétrole productifs nets, de 7 puits de pétrole fermés nets et d'autres éléments d'actif connexes. Tous les renseignements ayant trait aux nouvelles propriétés indiqués ci-après et ailleurs dans le présent prospectus sont énoncés à l'égard des nouvelles propriétés dans leur ensemble et n'ont pas été rajustés pour tenir compte des intérêts devant être conservés par l'autre partie à la lettre d'entente.

Les propriétés existantes sont situées dans le centre-est de l'Alberta, près de Provost, et comprennent des participations dans les grands champs pétrolifères suivants : Hayter, Thompson Lake, David North, West Provost, Bellshill Lake et Metiskow. Les nouvelles propriétés sont situées dans le sud-est de la Saskatchewan, près de Carlyle, et comprennent des participations dans les grands champs pétrolifères suivants : Hazelwood, Whitebear et Parkman East, Wauchope/Lightning, Corning/Flinton, Moose Valley et Tyvan/Montmarte-Ordovician. Voir les rubriques « Description des propriétés existantes – Propriétés existantes principales » et « Acquisition des nouvelles propriétés – Propriétés principales ».

Les propriétés existantes et les nouvelles propriétés sont principalement exploitées par la Société et par NFX. La Société a un intérêt économique direct moyen d'environ 99 % dans les propriétés existantes et elle acquerra un intérêt économique direct moyen d'environ 92 % dans la partie des nouvelles propriétés qu'elle acquerra dans le cadre de l'opération relative à NFX.

Les réserves établies (d'après l'hypothèse de la hausse des coûts et des prix utilisée dans le rapport McDaniel sur les propriétés existantes et dans le rapport McDaniel sur les nouvelles propriétés), sans déduire les redevances, des propriétés existantes et des nouvelles propriétés se composent de 18 197 kb de pétrole brut léger, de 7 616 kb de pétrole brut de densité moyenne, 8 870 kb de pétrole brut de densité lourde, 273 kb de liquides de gaz naturel et 2 531 Mpi^3 de gaz naturel.

Les propriétés existantes et les nouvelles propriétés comprennent respectivement des terrains inexploités de 17 745 et de 284 543 acres nets, 757 et 440 puits de pétrole productifs nets, 3,3 et aucun puits de gaz naturel productifs nets, 290 et 182 puits de pétrole fermés nets et 1,4 et aucun puits de gaz naturel fermé net.

Ce portefeuille de propriétés existantes et de nouvelles propriétés est doté des caractéristiques suivantes :

a) **Accumulations de réserves considérables :** La plupart des propriétés existantes et des nouvelles propriétés partagent les mêmes caractéristiques, c'est-à-dire qu'elles possèdent d'importantes accumulations de réserves de pétrole. Au total, la direction estime que ces propriétés comportaient à l'origine environ 1 100 Mbep de PIEP. La direction estime que l'importance du PIEP lui permet d'effectuer des programmes de récupération de réserves plus vastes, ce qui pourrait avoir une incidence significative sur la prolongation de la durée des réserves des propriétés sur la rentabilité des filiales en exploitation.

b) **Débit aux réservoirs grâce à une poussée d'eau active :** La plupart des propriétés existantes et des nouvelles propriétés partagent une caractéristique quant à leurs réservoirs, c'est-à-dire que ceux-ci bénéficient d'une poussée d'eau de fond naturelle provenant d'un aquifère sous-jacent. La direction est d'avis que ce débit d'eau naturel permet un balayage constant du réservoir et que, s'il est géré adéquatement, il est susceptible d'accroître la récupération ultime des réserves.

c) **Rendement de production prévisible :** La production tirée des propriétés existantes et des nouvelles propriétés provient d'environ 1 179 puits, qui, dans l'ensemble, ont toujours donné une production stable et prévisible.

d) **Exploitation :** La Société, en tant qu'exploitante des propriétés existantes et des nouvelles propriétés, sera en mesure d'exercer le contrôle de la gestion et de l'exploitation de façon à améliorer la valeur des propriétés existantes et des nouvelles propriétés au profit de la Fiducie.

e) **Concentration :** Les propriétés existantes et les nouvelles propriétés sont concentrées dans des zones relativement limitées dans le centre-est de l'Alberta et dans le sud-est de la Saskatchewan. La direction est d'avis que cela permettra à la Société de tirer profit d'économies d'échelle dans la gestion des propriétés existantes et des nouvelles propriétés et d'améliorer effectivement la valeur de ces propriétés en misant sur l'expérience acquise à partir d'une propriété pour l'appliquer aux autres.

f) **Possibilités de mise en valeur :** Bien que ces propriétés aient été soumises à de vastes programmes de forage et de mise en valeur, la direction estime qu'il existe des possibilités d'améliorer la production et d'accroître la mise en valeur des réserves liées à ces propriétés existantes et à ces nouvelles propriétés. Voir les rubriques « – Information pro forma sur les réserves » et « – Nouvelles possibilités d'exploitation et de mise en valeur ».

Information pro forma sur les réserves

McDaniel a dressé le rapport McDaniel sur les propriétés existantes et le rapport McDaniel sur les nouvelles propriétés qui évaluent, au 1er janvier 2003, les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux propriétés existantes, aux redevances directes et aux nouvelles propriétés. Les réserves indiquées dans la présente rubrique sont les réserves combinées indiquées dans le rapport McDaniel sur les propriétés existantes et dans le rapport McDaniel sur les nouvelles propriétés. **Le rapport McDaniel sur les propriétés existantes et le rapport McDaniel sur les nouvelles propriétés évaluent les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux propriétés existantes, aux redevances directes et aux nouvelles propriétés sans tenir compte de la provision pour impôts sur le revenu, des intérêts débiteurs et des frais du service de la dette, des frais généraux et administratifs, ni des frais de remise en état des installations, d'abandon des puits, de remise en état des emplacements de puits et de récupération, mais compte tenu des redevances estimatives, des frais d'exploitation et des dépenses en immobilisations futures. Les réserves probables et la valeur actualisée de ces réserves qui sont présentées dans les tableaux ci-dessous ont été réduites de 50 % afin de tenir compte des risques liés à leur récupération. Le lecteur ne doit pas présumer que la valeur actualisée des rentrées nettes futures estimée par McDaniel représente la juste valeur marchande des réserves.** D'autres hypothèses et réserves quant aux coûts, au prix de la production future et à d'autres questions sont résumées dans les notes qui suivent les tableaux.

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts pro forma en présumant la hausse des coûts et des prix[1]

	Pétrole brut et liquides de gaz naturel (kb)		Gaz naturel (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)[2] Actualisée à			
	Brutes[2]	Nettes[2]	Brutes[2]	Nettes[2]	0 %	10 %	15 %	20 %
Réserves prouvées[2]								
Réserves productives[2]	29 867	26 540	1 913	1 612	316 132	244 154	222 146	204 845
Réserves non productives[2]	355	332	336	259	5 580	4 285	3 815	3 426
Réserves inexploitées[2]	2 286	1 919	95	78	22 383	15 274	12 844	10 894
Total des réserves prouvées[2]	32 508	28 791	2 344	1 949	344 095	263 713	238 805	219 165
Réserves probables affectées d'un facteur de risque[2]	2 448	2 140	187	155	25 653	15 117	12 193	10 070
Réserves établies[2]	34 956	30 931	2 531	2 104	369 748	278 830	250 998	229 235

Notes

(1) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Voir les notes (1) à (12) du tableau qui figure à la rubrique « Réserves de pétrole et de gaz attribuables aux propriétés existantes et aux redevances directes » et les notes (1) à (13) du tableau qui figure à la rubrique « Acquisition des nouvelles propriétés – Réserves de pétrole et de gaz ».

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts pro forma en présumant la constance des coûts et des prix[1]

	Pétrole brut et liquides de gaz naturel (kb)		Gaz naturel (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)[1][2] Actualisée à			
	Brutes[2]	Nettes[2]	Brutes[2]	Nettes[2]	0 %	10 %	15 %	20 %
Réserves prouvées[2]								
Réserves productives[2]	31 998	28 444	2 032	1 729	419 753	295 960	262 591	237 469
Réserves non productives[2]	359	334	336	259	6 766	5 152	4 570	4 091
Réserves inexploitées[2]	2 327	1 956	95	78	27 374	18 617	15 688	13 356
Total des réserves prouvées[2]	34 684	30 734	2 463	2 066	453 893	319 729	282 849	254 916
Réserves probables affectées d'un facteur de risque[2]	2 750	2 416	184	152	37 320	20 218	16 086	13 167
Réserves établies[2]	37 434	33 150	2 647	2 218	491 213	339 947	298 935	268 083

Notes

(1) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Voir les notes (1) à (12) du tableau qui figure à la rubrique « Réserves de pétrole et de gaz attribuables aux propriétés existantes et aux redevances directes » et les notes (1) à (13) du tableau qui figure à la rubrique « Acquisition des nouvelles propriétés – Réserves de pétrole et de gaz ».

Rentrées nettes estimatives avant impôts – Réserves établies des propriétés pro forma en présumant la hausse des coûts et des prix[1] (en milliers de dollars)

Année	Production annuelle (kbep)	Revenus attribuables à la participation de la Société	Redevances à payer[2]	Frais d'exploitation	Autres revenus	Bénéfice d'exploitation net	Investissement en capital net	Rentrées nettes[3][4]
2003	6 339	197 731	32 574	56 037	60	109 180	8 155	101 025
2004	5 619	155 764	24 307	55 014	54	76 498	7 870	68 628
2005	4 771	132 380	20 146	52 015	48	60 268	5 221	55 047
2006	3 902	102 249	14 701	49 601	43	37 991	–	37 991
2007	3 180	84 696	11 540	46 267	39	26 298	–	26 298
2008	2 517	69 291	9 063	40 803	35	19 460	–	19 460
2009	1 792	51 403	6 446	31 977	32	13 012	–	13 012
2010	1 150	34 698	4 394	21 167	–	9 137	–	9 137
2011	894	27 979	3 362	17 787	–	6 830	–	6 830
2012	733	23 457	2 767	15 186	–	5 504	–	5 504
2013	621	20 448	2 373	13 444	–	–	–	4 631
2014	535	17 912	1 863	12 434	–	–	–	3 616
2015	475	16 148	1 603	11 626	–	–	–	2 919
2016	412	14 224	1 347	10 438	–	–	–	2 439
2017	374	13 152	1 183	9 935	–	–	–	2 034
Années restantes	2 064	80 290	7 674	62 069		10 548	–	10 548
Total	35 377	1 041 820	145 342	505 796	311	390 994	21 245	369 749

Notes

(1) Les chiffres pourraient ne pas correspondre à ceux du rapport McDaniel sur les propriétés existantes et du rapport McDaniel sur les nouvelles propriétés et le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Comprend les impôts miniers.

(3) Non actualisées.

(4) Rentrées nettes avant les impôts, les intérêts, les frais généraux et administratifs et les frais estimatifs de remise en état des installations et d'abandon des puits.

Information pro forma choisie sur la production

Le tableau suivant résume les volumes de pétrole brut, de gaz naturel et de liquides de gaz naturel vendus attribuables aux propriétés existantes et aux nouvelles propriétés, sans tenir compte des redevances, pour les périodes indiquées.

	2003[1]		Exercice terminé le 31 décembre[1][2][3]		
	Deuxième trimestre	Premier trimestre[2][3]	2002	2001	2000
Pétrole brut (b/j)	15 841	15 001	16 791	16 317	14 210
Gaz naturel (kpi³/j)	1 391	1 247	1 694	1 303	640
Liquides de gaz naturel (b/j)	95	63	5	–	–
Total (bep/j 6:1)	16 168	15 272	17 086	16 534	14 317

Notes

(1) Pour ce qui est des propriétés existantes, d'après les renseignements fournis à la Société par les vendeurs des propriétés existantes pour les périodes pendant lesquelles les propriétés existantes applicables n'étaient pas détenues par les filiales en exploitation et d'après les renseignements figurant dans les registres comptables de la Société pour toutes les autres périodes.

(2) Pour ce qui est des nouvelles propriétés, d'après les renseignements que NFX a fournis à la Société.

(3) Ne comprend pas la production tirée des propriétés Killarney, Amisk et Czar.

(4) Voir également les rubriques « Autres renseignements sur les propriétés existantes – Historique de production » et « Acquisition des nouvelles propriétés – Historique de production ».

Revenus et frais d'exploitation directs pro forma

Le tableau suivant présente les revenus et les frais d'exploitation directement attribuables aux propriétés existantes et aux nouvelles propriétés pour les périodes indiquées.

	2003[1]		Exercice terminé le 31 décembre[1][3]		
	Deuxième trimestre	Premier trimestre[3]	2002	2001	2000
	(en milliers de dollars) (non vérifiés)	(en milliers de dollars) (non vérifiés)	(en milliers de dollars)	(en milliers de dollars)	(en milliers de dollars)
Revenus					
Ventes de pétrole et de gaz naturel[1][2]	36 813	33 926	188 561	160 045	223 644
Frais d'exploitation	13 960	14 168	63 045	51 011	47 840
Bénéfice d'exploitation	22 853	19 758	125 516	109 034	175 804

Notes

(1) Voir les rubriques « Tableau des résultats des propriétés initiales acquises auprès de Devon Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et six mois arrêtés aux 30 juin 2002 et 2001 », « Tableau des résultats des propriétés additionnelles acquises auprès d'Anadarko Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et neuf mois arrêtés aux 30 septembre 2002 et 2001 », « Tableau des résultats des nouvelles propriétés acquises auprès de National Fuel Exploration Corp. – Exercices terminés les 31 décembre 2002, 2001 et 2000 et six mois arrêtés aux 30 juin 2003 et 2002 », « États financiers consolidés de Harvest Energy Trust – 30 juin 2003 », « États financiers consolidés de Harvest Energy Trust – 31 décembre 2002 » et « États financiers consolidés pro forma non vérifiés de Harvest Energy Trust au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et l'exercice terminé le 31 décembre 2002 » figurant dans le présent prospectus. Voir également « Autres renseignements sur les propriétés existantes – Revenus et frais d'exploitation directs » et « Acquisition des nouvelles propriétés – Revenu net historique ».

(2) Compte tenu des redevances.

(3) Ne comprend pas le revenu et les frais attribuables aux propriétés Killarney, Amisk et Czar.

DESCRIPTION DE LA FIDUCIE

Introduction

La Fiducie a été établie aux fins suivantes :

a) acquérir la PBN et des intérêts similaires de la Société et les redevances directes;

b) verser à la Société, dans le mesure des fonds dont la Fiducie dispose, 99 % du coût des avoirs miniers canadiens acquis par la Société (y compris toute somme empruntée en vue de les acquérir) et de certaines dépenses en immobilisations désignées liées aux propriétés (y compris toute somme empruntée en vue de financer ces dépenses);

c) acquérir des titres de la Société et des titres d'autres entreprises, y compris des personnes morales, des sociétés de personnes ou des fiducies qui constituent des placements autorisés, ou investir dans de tels titres et emprunter des fonds ou obtenir d'autres formes de crédit à cette fin;

d) aliéner une partie du fonds de la Fiducie, y compris les titres de la Société;

e) détenir temporairement des espèces et des placements dans le but de payer les frais et les dettes de la Fiducie, de faire d'autres placements de la manière envisagée dans l'acte de fiducie, de régler les sommes payables par la Fiducie dans le cadre du rachat des parts de fiducie et de verser des distributions aux porteurs de parts;

f) payer les frais liés à ce qui précède.

La PBN et les redevances directes

Aperçu

La PBN représente le droit de recevoir un paiement mensuel des filiales en exploitation, conformément aux modalités des conventions relatives à la PBN, correspondant à l'excédent de quatre-vingt-dix-neuf pour cent (99 %) du produit brut tiré de la vente de la production attribuable aux participations dans les propriétés au cours du mois en question (les « revenus provenant de la PBN ») sur quatre-vingt-dix-neuf pour cent (99 %) de certains frais de production déductibles à l'égard de cette période. La quote-part restante de 1 % du produit brut tiré de la vente de la production qui ne fait pas partie de la PBN et que les filiales en exploitation conservent, ainsi que le revenu que les filiales en exploitation tirent de propriétés qui ne constituent pas des intérêts économiques directs dans des avoirs miniers canadiens (y compris la quote-part de 1 % revenant à la Société du revenu tiré de droits de redevance dont découlent les redevances directes), servent à acquitter certains frais et dépenses en immobilisations des filiales en exploitation.

Dans le cadre du calcul de la PBN, les filiales en exploitation déduisent divers frais. La Fiducie rembourse également aux filiales en exploitation les redevances et les autres frais payables à la Couronne par celles-ci relativement à la production tirée des propriétés ou au fait qu'elles en sont propriétaires. Les filiales en exploitation ont le droit de compenser leur obligation de payer la PBN par leur droit à ce remboursement.

Conformément aux conventions relatives à la PBN, la Fiducie est tenue de verser aux filiales en exploitation l'obligation différée de versement du prix d'achat. Pour régler cette dernière, la Fiducie verse à la Société le produit net de l'émission des parts de fiducie ou le produit découlant de l'aliénation de la PBN visant des propriétés à la Société. La Fiducie n'est tenue de régler l'obligation différée de versement du prix d'achat que si elle dispose d'un tel produit. Voir la rubrique « Obligation différée de versement du prix d'achat » ci-après à ce sujet.

Conformément aux conventions relatives à la PBN, la quasi-totalité des avantages économiques tirés de l'actif des filiales en exploitation reviennent à la Fiducie et, en bout de ligne, aux porteurs de parts. Les modalités de chacune des conventions relatives à la PBN demeureront en vigueur tant que des droits pétroliers et gaziers seront visés par celles-ci.

En plus de la PBN, la Fiducie est propriétaire d'une participation véritable dans les redevances directes et elle pourrait acquérir d'autres redevances directes. Ces redevances directes pourraient être composées de droits de redevances sur des droits pétroliers et gaziers et acquises de temps à autre.

Obligation différée de versement du prix d'achat

Conformément aux conventions relatives à la PBN, l'obligation différée de versement du prix d'achat se compose d'une obligation continue de la Fiducie de payer aux filiales en exploitation, dans la mesure des fonds dont elle dispose, une somme correspondant à ce qui suit :

a) la partie des frais d'acquisition engagés par les filiales en exploitation qui est attribuable aux avoirs miniers canadiens; plus

b) certains frais de forage, de conditionnement, d'équipement et les autres frais relatifs aux propriétés désignés; plus

c) la partie de la dette contractée relativement à ces frais d'acquisition et à ces dépenses en immobilisations qui sont payables au moment où la Société rembourse cette dette.

Pour régler l'obligation différée de versement du prix d'achat, la Fiducie est tenue de verser à la Société le produit net de l'émission des parts de fiducie ou le produit découlant de l'aliénation de la PBN afférente aux propriétés détenues par la Société. La Fiducie n'est tenue de régler l'obligation différée de versement du prix d'achat que si elle dispose d'un tel produit.

Voici ce qui se produit lorsque la Société désigne une dépense comme étant une obligation différée de versement du prix d'achat :

a) si la dépense désignée est financée au moyen de l'émission de parts de fiducie supplémentaires, au moyen du produit des aliénations de la partie des propriétés qui constitue un avoir minier canadien, au moyen de l'aliénation de redevances directes ou au moyen de l'émission de titres d'emprunt, elle ne sera pas imputée au revenu provenant de la PBN et, par conséquent, elle ne diminuera pas les versements de revenu provenant de la PBN à la Fiducie ou les distributions aux porteurs de parts;

b) la Fiducie est tenue de payer à la Société 99 % du montant de la dépense désignée, dans la mesure où la Société ne l'a pas financée au moyen d'un emprunt;

c) le coût, pour la Fiducie, de la dépense désignée est ajouté à son compte de frais à l'égard de biens canadiens relatifs au pétrole et au gaz naturel, ce qui lui permet d'obtenir des déductions fiscales supplémentaires (voir la rubrique « Considérations fiscales fédérales canadiennes »);

d) le revenu supplémentaire provenant des propriétés acquises au moyen de la dépense désignée sera ajouté aux revenus servant à calculer le revenu provenant de la PBN, ce qui pourrait éventuellement accroître le montant payable à la Fiducie aux termes des conventions relatives à la PBN.

Fonds de réserve

Conformément aux conventions relatives à la PBN, les filiales en exploitation ont le droit de déposer des sommes sur les revenus de production et d'autres revenus que la Société touche à l'égard des propriétés dans le fonds de réserve si celle-ci juge prudent de le faire, à sa discrétion exercée de façon raisonnable, conformément aux pratiques commerciales prudentes, dans le but de constituer une provision qui servira à payer les frais de la production dont la Société estime qu'ils seront ou pourraient être exigibles au cours des six prochains mois ou qu'elle ne pourrait peut-être pas régler au moyen des revenus dont elle dispose au moment opportun. La Société est tenue d'affecter les sommes qu'elle a déposées dans le fonds de réserve au financement du paiement des frais de production. Dans la mesure où ces sommes sont prélevées sur le fonds de réserve et affectées au paiement des frais de production, elles seront déduites de la PBN.

Fonds de remise en état

Chacune des filiales en exploitation est responsable de sa part des obligations environnementales courantes et de la remise en état ultime des propriétés au moment de leur abandon. Conformément aux conventions relatives à la PBN, les filiales en exploitation ont établi une stratégie de financement dans le but de financer les obligations de remise en état et les autres obligations environnementales futures prévues à l'heure actuelle. Dans la mesure où ces sommes sont prélevées sur le fonds de remise en état et affectées au financement des frais de remise en état des emplacements et d'abandon des puits et des installations, elles sont déduites dans le cadre du calcul du revenu provenant de la PBN.

Les obligations environnementales courantes devraient être financées au moyen d'emprunts et des rentrées de fonds. Ces obligations diminueront le montant du revenu provenant de la PBN qui est payable à la Fiducie. La Société estime actuellement que les obligations environnementales et de remise en état futures relatives aux propriétés existantes et aux nouvelles propriétés totaliseront respectivement, déduction faite des frais de récupération, environ 20 M$ et 9,9 M$ pendant la durée restante de ces propriétés.

En plus des puits productifs et des puits capables de production qui ont été repérés, les propriétés existantes comprennent des participations dans 222 puits d'injection, de refoulement ou de service actifs bruts (191 puits nets) et 146 puits fermés ou dont l'exploitation a été suspendue bruts (126 puits nets), qui ont tous été inclus dans l'estimation totale des obligations environnementales et de remise en état futures de la Société. **L'estimation des réserves associées aux propriétés existantes et la valeur actualisée des rentrées nettes futures tirées de ces réserves comprises dans le rapport McDaniel sur les propriétés existantes sont présentées sans tenir compte des frais estimatifs de remise en état des installations, d'abandon des puits, de remise en état des emplacements et de récupération.**

Les nouvelles propriétés comprennent des participations dans 96 puits d'injection, de refoulement ou de service actifs bruts (92 puits nets) et 188 puits fermés ou dont l'exploitation a été suspendue bruts (170 puits nets), qui ont tous été inclus dans l'estimation totale des obligations environnementales et de remise en état futures de la Société. **L'estimation des réserves associées aux nouvelles propriétés et la valeur actualisée des rentrées nettes futures tirées de ces réserves comprises dans le rapport McDaniel sur les nouvelles propriétés sont présentées sans tenir compte des frais estimatifs de remise en état des installations, d'abandon des puits, de remise en état des emplacements et de récupération.**

Espèces distribuables

Les espèces distribuables sont constituées des sommes touchées par la Fiducie aux termes de la PBN et des redevances directes, de l'intérêt et des autres revenus tirés des placements autorisés, du CIAR obtenu par la Fiducie, déduction faite des redevances à la Couronne non déductibles que la Fiducie rembourse aux filiales en exploitation, des dividendes versés sur les actions des filiales en exploitation et des autres dividendes versés sur les titres de celles-ci, déduction faite de tous les frais et de toutes les dettes de la Fiducie, y compris les frais du service de la dette, qui sont exigibles ou qui se sont accumulés et qui sont imputables au revenu.

Conformément à l'acte de fiducie et à la convention d'administration, la Société calcule le revenu provenant de la PBN de chaque mois civil et organise le paiement de certains frais directs de la Fiducie au moyen de celui-ci.

Le montant réel des espèces distribuables dépend notamment de la quantité et de la qualité du pétrole brut, du gaz naturel et des liquides du gaz naturel produites, des prix touchés pour cette production, des frais directs de la Fiducie, des taxes et impôts, des frais d'exploitation, des frais de transport et de traitement, des dépenses en immobilisations, des frais du service de la dette, des redevances à la Couronne et des autres redevances, des autres frais destinés à la Couronne, des contributions nettes au fonds de remise en état, des contributions nettes des filiales en exploitation au fonds de réserve et des frais généraux et administratifs de la Fiducie et des filiales en exploitation. Voir la rubrique « Facteurs de risque ».

Les filiales en exploitation ont aussi la possibilité de contracter des dettes et de conserver des espèces de manière à modifier les fluctuations saisonnières et les autres fluctuations des espèces distribuables. Les porteurs de parts

peuvent également recevoir des distributions du produit net tiré de la vente des propriétés dans la mesure où la Société décide de ne pas utiliser ce produit pour acquérir d'autres propriétés.

Retard dans les espèces distribuables

En plus des retards habituels pouvant se produire dans les paiements effectués par les acheteurs de pétrole et de gaz naturel aux exploitants des propriétés et par l'exploitant aux filiales en exploitation ou à la Fiducie, ces paiements pourraient également être retardés en raison des restrictions imposées par les prêteurs, des retards dans la vente ou la livraison de produits, des retards dans le raccordement de puits à un réseau collecteur, d'éruptions ou d'autres accidents, du recouvrement par l'exploitant de frais engagés dans le cadre de l'exploitation des propriétés ou de la constitution de provisions par l'exploitant à l'égard de tels frais.

Fonds de capital

La Fiducie conserve jusqu'à 50 % des espèces distribuables dans son fonds de capital dans le but de financer les acquisitions futures et la mise en valeur des propriétés de manière à pouvoir continuer à obtenir ou à maintenir des espèces distribuables pendant une période plus longue que ce qui aurait été autrement possible. Au 30 juin 2003, les contributions au fonds de capital s'élevaient à environ 6,1 M$.

Espèces à distribuer

Les espèces à distribuer sont constituées du solde des espèces distribuables qui sont distribuées aux porteurs de parts, compte tenu des fonds conservés par la Fiducie aux fins du fonds de réserve.

Les porteurs de parts inscrits à une date de clôture des registres ont le droit de toucher des distributions en espèces mensuelles des espèces à distribuer qui deviendront payables le 15e jour suivant la date de clôture des registres ou le jour ouvrable suivant si cette date ne correspond pas à un jour ouvrable.

Traitement fiscal

Toutes les sommes versées par la Fiducie relativement aux frais d'acquisition et à l'obligation différée de versement du prix d'achat constituent des FBCPG de la Fiducie au cours de l'année durant laquelle ils auront été engagés. La quote-part de la Fiducie dans le produit de disposition d'avoirs miniers canadiens qui peut être touchée en raison de la renonciation à la PBN réduira les FBCPG cumulatifs de la Fiducie. Pour calculer la partie des espèces à distribuer qui est imposable pour un porteur de parts, la Fiducie a le droit de se prévaloir d'une déduction annuelle relativement à ses FBCPG cumulatifs, à la déduction relative aux ressources et aux frais d'émission capitalisés conformément aux dispositions de la Loi de l'impôt. La partie des espèces à distribuer aux porteurs de parts qui n'est pas imposable entre les mains de la Fiducie est considérée comme un remboursement de capital et diminue le prix de base rajusté des parts de fiducie détenues à titre d'immobilisations par un porteur de parts. À cet égard, l'imposition des distributions de capital est reportée jusqu'à ce qu'une disposition réelle ou réputée des parts de fiducie survienne ou jusqu'à ce que les parts de fiducie d'un porteur aient un prix de base rajusté inférieur à zéro. Voir la rubrique « Considérations fiscales fédérales canadiennes ».

Conseil d'administration

Le conseil d'administration de la Société se compose de cinq membres. Conformément à l'acte de fiducie, les porteurs de parts ont le droit d'élire les membres du conseil d'administration chaque année. Avant la tenue de toutes les assemblées annuelles, la Société fera parvenir une circulaire d'information et une procuration aux porteurs de parts relativement à l'élection de ses administrateurs à chacune de ces assemblées. Voir la rubrique « Renseignements portant sur la Société – Administrateurs et membres de la direction de la Société ».

Délégation de pouvoirs, administration et régie de la Fiducie

Les décisions importantes en matière de gestion de la Fiducie ont été déléguées de manière générale au conseil de Harvest. Plus particulièrement, le fiduciaire a délégué à la Société la responsabilité des questions ayant trait à ce qui

suit : (i) un placement de titres, (ii) le respect des lois applicables, y compris relativement à un placement, (iii) le contenu des documents de placement, l'exactitude des renseignements qui y figurent et les attestations y afférentes, (iv) les modalités des contrats importants de la Fiducie et les modifications apportées à ceux-ci, (v) les conventions de prise ferme ou de placement pour compte prévoyant la vente de parts de fiducie ou de droits visant des parts de fiducie, (vi) les rachats de parts de fiducie, (vii) les droits de vote afférents aux placements dans le fonds de la Fiducie ou aux placements subséquents et (viii) les pouvoirs et l'autorité exprès dont il est question dans l'acte de fiducie.

Conformément aux conventions relatives à la PBN, les filiales en exploitation ont le contrôle exclusif de la mise en valeur des propriétés et des terrains mis en commun ou divisés en concessions avec celles-ci ainsi que de la récupération de pétrole, de gaz naturel et de liquides de gaz naturel qui en sont tirés, y compris toutes les décisions ayant trait au forage, au conditionnement, à l'équipement, à la production, à la suspension, à l'abandon et à la fermeture des puits, au moment et à la manière dont ces travaux doivent être effectués et toutes les décisions ayant trait au fait de convertir ou non les redevances en intérêts économiques directs. Le conseil de Harvest a décidé que toutes les décisions importantes en matière d'exploitation et toutes les décisions ayant trait (i) aux acquisitions et aux aliénations de propriétés moyennant un prix d'achat ou un produit supérieur à 5 M$, (ii) à l'approbation des budgets de dépenses en immobilisations, (iii) à l'approbation des politiques et des mesures de gestion des risques projetées et (iv) à l'établissement de facilités de crédit doivent être prises par le conseil d'administration.

Lorsqu'elle exerce ses pouvoirs et s'acquitte des obligations qui lui incombent, la Société est tenue d'agir honnêtement et de bonne foi et d'exercer le degré de soin, de diligence et de compétence dont ferait preuve un consultant et administrateur du secteur pétrolier et gazier raisonnablement prudent dans des circonstances comparables. Lorsqu'elle exerce ses pouvoirs et s'acquitte des obligations qui lui incombent, la Société a pour objectif de maximiser le revenu distribuable aux porteurs de parts dans la mesure où cela est conforme avec la croissance à long terme de la valeur de la Fiducie. Pour atteindre cet objectif, la Fiducie emploie et continuera d'employer des pratiques commerciales prudentes du secteur pétrolier et gazier. Toutes les activités de la Société sont et continueront d'être exercées conformément aux lois applicables dans l'intérêt des porteurs de parts et de la Fiducie.

Le conseil de Harvest examine en permanence la nature et la portée des services que la Société doit fournir à la Fiducie et les frais nécessaires à leur prestation.

Les frais généraux et administratifs sont déduits des revenus de production dans le cadre du calcul du revenu provenant de la PBN dans la mesure où ils n'ont pas été acquittés au moyen des autres revenus de la Société ou déduits par la Fiducie dans le calcul des espèces distribuables. La Société facture les frais généraux et administratifs à la Fiducie en fonction des frais directs qu'elle a consacrés à l'acquittement des obligations qui lui incombent envers la Fiducie aux termes de l'acte de fiducie et de la convention d'administration. La Société a droit au remboursement de tous ses frais directs et indirects et de tous les frais et des dépenses qu'elle a consacrés à la création, au démarrage, à la mise en place et à la constitution de la Fiducie et au transfert en sa faveur de la propriété, de la gestion et de l'exploitation des vendeurs des propriétés existantes et des filiales de NFX. Dans la mesure où ces frais ont été engagés jusqu'à présent, ils ont été acquittés par la Société au moyen de prélèvements sur la facilité bancaire initiale ou sur un crédit-relais que Caribou a consenti à la Fiducie.

Emprunts de la Fiducie

Le 28 juillet 2003, la Fiducie a conclu la convention de financement provisoire par capitaux propres avec Caribou et un administrateur de la Société (les « prêteurs ») qui prévoit que des avances pouvant aller jusqu'à 40 M$ peuvent être consenties à la Fiducie afin de faciliter le paiement de l'obligation différée de versement du prix d'achat résultant de l'achat des nouvelles propriétés. La conclusion de la convention de financement provisoire par capitaux propres n'a pas fait ni ne fera en sorte que les prêteurs obtiennent un engagement ou une commission de montage. En date du 2 septembre 2003, la Fiducie avait touché des avances totalisant 11 M$ aux termes de la convention de financement provisoire par capitaux propres. Ces fonds ont été affectés au financement du dépôt versé à NFX dans le cadre de l'achat de nouvelles propriétés.

Les modalités de la convention de financement provisoire par capitaux propres prévoient que des versements d'intérêt trimestriels doivent être effectués aux prêteurs à terme échu le premier jour ouvrable suivant un trimestre

civil. Les versements sont calculés chaque jour au taux annuel fixe de 10 %, selon une année de 365 ou 366 jours (selon le cas). La Fiducie a l'option de régler les versements d'intérêt trimestriels en espèces ou, sous réserve de l'approbation des organismes de réglementation compétents, en émettant des parts de fiducie. Si la Fiducie choisit d'émettre des parts de fiducie, elle est tenue de donner aux prêteurs un préavis d'au moins cinq jours ouvrables à cet effet. Le nombre de parts de fiducie devant être émises aux prêteurs aux fins du règlement d'un versement trimestriel doit correspondre au montant du versement trimestriel divisé par 90 % du cours moyen pondéré des parts de fiducie à la TSX au cours des dix derniers jours de bourse du trimestre civil.

La Fiducie a également l'option de rembourser le capital impayé à tout moment. À cet effet, elle est tenue de donner aux prêteurs un préavis écrit de dix jours ouvrables. Si la Fiducie choisit de rembourser une partie du capital impayé, ce versement doit être effectué en espèces. Si elle choisit de le rembourser intégralement, en plus du versement trimestriel couru à l'échéance, elle a alors le choix de régler son obligation au moyen d'espèces ou, sous réserve de l'approbation des organismes de réglementation compétents, de l'émission de parts de fiducie. Si la Fiducie choisit d'émettre des parts de fiducie, elle est tenue de donner aux prêteurs un préavis d'au moins cinq jours à cet effet. Le nombre de parts de fiducie devant être émises aux prêteurs aux fins du règlement du capital et du versement trimestriel couru doit correspondre à la somme du capital et du versement trimestriel couru divisée par 90 % du cours moyen pondéré des parts de fiducie à la TSX au cours des dix jours de bourse précédant la date à laquelle l'obligation est réglée. Nonobstant ce qui précède, la partie du capital impayé et la totalité de l'intérêt couru et impayé sont exigibles intégralement le 1er janvier 2005. Le montant exigible le 1er janvier 2005 peut être réglé au moyen d'un paiement en espèces ou, sous réserve de l'approbation des organismes de réglementation compétents, de l'émission de parts de fiducie et de la remise de l'avis prévu à cet effet, le nombre de parts de fiducie émises devant être calculé de la manière indiquée ci-dessus. Une sûreté a été accordée aux prêteurs sous la forme d'une obligation garantie assortie d'une charge flottante qui vise la PBN de la Fiducie. Les prêteurs peuvent exiger le remboursement du montant intégral du financement advenant un cas de défaut prévu dans la convention de financement provisoire par capitaux propres. Le cas échéant, la Fiducie n'a pas l'option d'émettre des parts de fiducie dans le but de remplir son obligation de remboursement.

RENSEIGNEMENTS PORTANT SUR LA SOCIÉTÉ

La Société a été constituée en vertu de la *Business Corporations Act* (Alberta) le 14 mai 2002 sous la dénomination 989131 Alberta Ltd. Le 17 mai 2002, la Société a modifié ses statuts constitutifs dans le but d'adopter la dénomination Coyote Energy Inc. et, le 17 septembre 2002, elle a adopté la dénomination « Harvest Operations Corp. ». Le bureau principal de la Société est situé au 330, 5th Avenue S.W., bureau 1900, Calgary (Alberta) T2P 0L4, et siège social, au 350, 7th Avenue S.W., bureau 1400, Calgary (Alberta) T2P 3N9. Toutes les actions émises et en circulation de la Société sont détenues par le fiduciaire au profit de la Fiducie et pour le compte de celle-ci.

Activités

La Société gère et administre la Fiducie et WEI pour le compte de la Fiducie et est responsable des services techniques, géologiques, financiers et administratifs et des services en matière de placement, d'ingénierie, de gestion des terrains et de commercialisation des marchandises dans le domaine du pétrole et du gaz naturel liés aux propriétés et à la Fiducie. Chacun des administrateurs et des membres de la direction principale de la Société travaille au sein du secteur pétrolier et gazier depuis plus de 18 ans en moyenne. La Société compte 22 employés et consultants du bureau principal et 36 employés et consultants sur le terrain qui se consacrent aux propriétés existantes, dont les personnes clés ont une vaste expérience de tous les aspects techniques, financiers et de l'exploitation du secteur pétrolier et gazier, y compris les suivants :

- la mise sur pied, l'exploitation, la gestion, la mise en valeur et l'optimisation des propriétés pétrolifères et gazéifères;
- l'évaluation, l'acquisition et l'aliénation de propriétés pétrolifères et gazéifères;
- la commercialisation du pétrole, du gaz naturel et des liquides de gaz naturel.

La Société prévoit embaucher 26 autres employés et entrepreneurs afin de coordonner les activités d'exploitation sur le terrain des nouvelles propriétés.

Politiques et stratégies de la direction

Grâce à leur expérience, les membres de l'équipe de direction ont des antécédents reconnus en matière d'acquisition, de mise en valeur et d'exploitation de réserves de pétrole et de gaz naturel. La direction de la Société estime que le succès qu'elle tire de ces expériences peut être attribué à plusieurs principes de gestion, notamment les suivants :

a) stratégie d'évaluation et d'acquisition ciblée et rigoureuse ayant pour objectif d'acquérir des réserves pétrolières et gazières exploitées à faible coût;

b) recours à des stratégies et à des contrôles en matière d'exploitation et de gestion dans le but d'accroître les taux de production et les revenus nets tirés de la production, principalement au moyen de la réduction des frais de production;

c) établissement et exploitation des possibilités des propriétés acquises dans le but d'augmenter la production et la récupération des réserves;

d) acquisition d'autres éléments d'actif dans les zones d'exploitation existantes dans le but de favoriser l'efficacité en matière d'exploitation et de mise en valeur;

e) gestion des risques efficace au moyen de programmes d'assurance et de couverture des marchandises prudents ainsi que d'une gestion pratique des propriétés.

Il est prévu que les activités entreprises par la direction de la Société pour le compte de la Fiducie viseront les objectifs suivants :

- optimisation constante du montant des espèces distribuables et, en bout de ligne, des espèces à distribuer versées aux porteurs de parts;
- obtention de rentrées de fonds, d'une production et d'une récupération maximales des réserves des propriétés;
- croissance à long terme de la valeur des propriétés et, par conséquent, de la valeur de la PBN et des redevances directes détenues par la Fiducie grâce à l'amélioration des taux de récupération des propriétés existantes et à l'acquisition d'autres propriétés.

Emprunts de la Société

Les filiales en exploitation et la Fiducie sont autorisées à contracter des dettes en vue d'acheter des participations dans les propriétés, de faire des dépenses en immobilisations ou à l'égard d'autres obligations ou dépenses relatives aux propriétés ou aux fins du fonds de roulement. Les dettes contractées par les filiales en exploitation en vue de financer l'achat d'avoirs miniers canadiens peuvent être remboursées au moyen des fonds versés par la Fiducie aux termes de l'obligation différée de versement du prix d'achat. Le conseil de Harvest a établi les lignes directrices suivantes à l'égard des dettes des filiales en exploitation : (i) les sommes empruntées en vue de financer l'achat de propriétés ne doivent pas excéder 50 % de la valeur des réserves de toutes les propriétés, y compris celles devant être acquises au moment où l'emprunt est contracté, comme en fait état le dernier rapport technique indépendant disponible, sauf si le conseil d'administration l'approuve expressément, et (ii) les frais du service de la dette annuels estimatifs pour les 12 mois suivant l'emprunt des sommes nécessaires au financement des dépenses en immobilisations, d'autres obligations financières ou des dépenses nécessaires pour maintenir ou améliorer la production des propriétés ne doivent pas excéder 50 % du revenu provenant de la PBN estimatif et du revenu tiré des redevances directes pendant cette période de 12 mois, sauf si le conseil d'administration l'approuve expressément. Les filiales en exploitation ont le droit d'octroyer des sûretés en priorité à l'égard de la PBN, et la Fiducie est autorisée à octroyer une sûreté à l'égard de la PBN et des redevances directes pour garantir les prêts qui lui sont consentis directement ou pour garantir les garanties qu'elle donne à l'égard des dettes des filiales en exploitation. Les emprunts contractés par la Fiducie doivent être approuvés par le conseil d'administration.

Les frais du service de la dette des filiales en exploitation sont déduits du calcul du revenu provenant de la PBN et ceux de la Fiducie, du calcul des espèces distribuables. Le remboursement des dettes des filiales en exploitation est prévu de manière à minimiser, dans la mesure du possible, l'impôt sur le revenu payable par celles-ci.

La Société a négocié la facilité bancaire existante de 60 M$ US avec le prêteur de la facilité bancaire existante dans le but de financer les exigences générales en matière d'exploitation et l'acquisition de propriétés pétrolifères et gazéifères. La base d'emprunt initiale aux termes de la facilité bancaire existante s'élève à 38 M$ US. Le capital impayé de la facilité bancaire existante porte intérêt à des taux qui varient en fonction du capital impayé par rapport à la base d'emprunt à ce moment-là et du type d'avance prélevée. Pour ce qui est des avances directes, le taux d'intérêt est fondé sur le taux préférentiel du prêteur de la facilité bancaire existante (pour les avances en dollars américains) et sur le taux de l'argent affiché majoré de 0,5 % (pour les avances en dollars canadiens) (le « taux CDOR »), plus une marge de 1,125 % par année ou de 1,875 % par année, respectivement. En ce qui a trait aux prêts et aux avances en eurodollars accordés au moyen d'acceptations bancaires, le taux d'intérêt est fondé sur les taux interbancaire offerts à Londres (« TIOL ») à des banques désignées (pour les prêts en eurodollars) ou sur les taux d'escompte applicables à chacun des prêteurs (le sien s'il s'agit d'un prêteur qui accepte les acceptations bancaires, ou le taux CDOR pour les autres) plus, dans chacun des cas, une marge de 2,125 % par année ou de 2,875 % par année. Dans l'un ou l'autre cas, la marge la plus élevée s'applique lorsque les sommes impayées aux termes de la facilité bancaire existante excèdent 75 % de la base d'emprunt. La facilité bancaire existante est garantie par une charge flottante de premier rang grevant la totalité de l'actif de la Société et par une charge fixe grevant certaines réserves de pétrole et de gaz naturel. La facilité bancaire existante est renouvelable jusqu'au 30 avril 2004, date à laquelle elle deviendra entièrement exigible. Il est interdit à la Société de verser des dividendes ou d'autres distributions pendant la période où un cas de défaut existe ou la base d'emprunt de la facilité bancaire existante est insuffisante. La PBN, les dettes de la Société envers la Fiducie et les sommes payables au fiduciaire aux termes de l'acte de fiducie sont expressément subordonnées à la facilité bancaire existante conformément à la convention de subordination datée du 14 novembre 2002 conclue entre le prêteur de la facilité bancaire existante, le fiduciaire et la Société, ce qui pourrait restreindre la capacité de la Société de verser la PBN à la Fiducie ou de payer l'intérêt sur sa dette envers la Fiducie ou d'en rembourser le capital et, par conséquent, limiter les espèces distribuables pendant la période où un cas de défaut existe ou la base d'emprunt de la facilité bancaire existante est insuffisante.

La Société doit respecter certains seuils de couverture du prix des marchandises et remplir certains engagements financiers permanents aux termes de la facilité bancaire existante et elle fait l'objet de certaines restrictions usuelles à l'égard de son exploitation et de ses activités, notamment en matière d'endettement, d'octroi de sûretés, d'émission de titres d'emprunt supplémentaires et de vente de son actif. Si l'un des prêteurs constituant le prêteur de la facilité bancaire existante n'est pas un résident canadien, des retenues d'impôt, que la Société a convenu d'assumer, seront faites sur les paiements qui sont dus à un tel prêteur aux termes de la facilité bancaire existante, ce qui pourrait accroître le taux d'intérêt réel que la Société doit payer.

La dette contractée par la Société aux termes de la facilité bancaire existante s'élevait au 2 septembre 2003 à environ 49,9 M$. En outre, le prêteur de la facilité bancaire existante a émis des lettres de crédit totalisant environ 1,7 M$ à des tiers, pour le compte de la Société, afin de pouvoir obtenir des services relativement aux propriétés.

WEI a également obtenu un prêt à vue décroissant renouvelable d'une banque à charte canadienne de 4,1 M$ sur lequel environ 3,8 M$ avaient été prélevés au 2 septembre 2003. Le montant du prêt consenti à WEI diminue de 375 000 $ le dernier jour de chaque mois civil. Le capital impayé porte intérêt au taux préférentiel des banques canadiennes plus 0,5 %. L'intérêt est exigible le 26e jour de chaque mois civil. WEI verse également une commission d'engagement mensuelle sur la tranche inutilisée du prêt au taux annuel de 0,125 %. Le prêt à vue renouvelable est garanti par une cession générale des créances et par une débenture de 25 M$ assortie d'une charge flottante grevant la totalité de l'actif de WEI. Aux termes de la facilité de crédit, WEI est tenue de maintenir un fonds de roulement positif (ce terme désignant l'actif à court terme plus le montant disponible non prélevé du prêt moins le passif à court terme) et de respecter d'autres engagements habituels.

Le 16 juillet 2003, la Société a accepté les modalités de prêt relatives à une nouvelle facilité bancaire consentie par un consortium de banques à charte canadiennes et ATB Financial. La nouvelle facilité bancaire est constituée d'un prêt à vue décroissant renouvelable de 105 M$, le capital disponible diminuant de 4,5 M$ le dernier jour de chaque mois civil à compter du 31 juillet 2003. La nouvelle facilité bancaire sera disponible à la clôture de l'opération relative à NFX. Il est prévu que les prêteurs effectueront un examen intermédiaire et annuel de la nouvelle facilité

bancaire au plus tard le 1er octobre 2003 et le 1er mai 2004, respectivement. Les sommes empruntées aux termes de la nouvelle facilité bancaire seront affectées au remboursement de la facilité bancaire existante et du prêt à vue renouvelable de 4,5 M$ de WEI dont il est question ci-dessus et au financement de l'opération relative à NFX. La nouvelle facilité bancaire permet des prélèvements en dollars canadiens et américains et comprend des acceptations bancaires, des emprunts au TIOL, des lettres de crédit de 10 M$ et une facilité de 3,0 M$ faisant l'objet d'une évaluation à la valeur du marché devant être utilisée à des fins de couverture des taux d'intérêt et des devises. Les taux d'intérêt dépendent du type d'emprunt et du ratio le plus récent de la dette consolidée par rapport aux rentrées de fonds annualisées du dernier trimestre civil. Le tableau ci-dessous indique les taux d'intérêt annuels correspondant au type d'emprunt et la dette par rapport aux ratios des rentrées de fonds annualisées.

		Dette par rapport au ratio des rentrées de fonds annualisées				
Emprunts	**Taux de base**	**<1,0 fois**	**1,0 à 1,5 fois**	**1,5 à 2,0 fois**	**2,0 à 3,0 fois**	**>3,0 fois**
En dollars canadiens	Préférentiel des banques canadiennes	+0,25 %	+0,375 %	+0,50 %	+0,75 %	+1,50 %
Acceptations bancaires	Taux du marché	+1,25 %	+1,50 %	+1,75 %	+2,00 %	s.o.
En dollars américains	Préférentiel des banques américaines	+0,25 %	+0,375 %	+0,50 %	+0,75 %	+1,50 %
Au TIOL	Taux du marché	+1,25 %	+1,50 %	+1,75 %	+2,00 %	s.o.

La Société sera également assujettie à une commission d'engagement correspondant à 0,125 % par année sur la tranche inutilisée de la nouvelle facilité bancaire.

La garantie de la nouvelle facilité bancaire consistera en une cession générale des créances, une débenture de 150 000 000 $ assortie d'une charge flottante grevant la totalité de l'actif de la Société, une déclaration relative au titre des concessions et des réserves de pétrole et de gaz naturel, des conventions de subordination à l'égard des paiements aux termes de la PBN et de la convention de financement provisoire par capitaux propres et une restriction relative au versement de distributions aux porteurs de parts en cas de défaut. La Société s'engage aux termes de la nouvelle facilité bancaire à maintenir un ratio du fonds de roulement (c'est-à-dire, l'actif à court terme plus la tranche inutilisée de la nouvelle facilité bancaire divisé par le passif à court terme sauf la dette bancaire) d'au moins 1:1, à maintenir une couverture minimale de 50 % et de 25 % des volumes de pétrole pour les quatre premiers trimestres civils à venir et les quatre trimestres civils suivants, respectivement, et à se conformer aux exigences habituelles du secteur en ce qui a trait à la présentation de l'information, à l'exploitation, à l'observation des lois, au paiement des impôts, à l'environnement, à l'accès des prêteurs aux livres et aux registres, à la tenue de livres, au changement de contrôle, à la fusion, au regroupement, au versement de dividendes ou à la répartition du capital, aux emprunts garantis supplémentaires ou à la garantie des obligations d'autres personnes, à l'aliénation de l'actif en contrepartie d'un produit annuel supérieur à 100 000 $ et à la couverture de plus de 75 % des volumes de production visés par des intérêts économiques directs.

Un cas de défaut aux termes de la nouvelle facilité bancaire comprend l'un ou l'autre des événements suivants : le fait de ne pas rembourser le capital ni verser l'intérêt sur celui-ci lorsqu'ils sont exigibles, le fait de ne pas respecter les garanties ou les engagements, une déclaration fausse ou trompeuse d'un fait important, un changement défavorable important dans la situation financière ou l'exploitation de la Société, une procédure non contestée intentée afin d'exiger l'exécution des charges grevant l'actif de la Société ayant une valeur globale de 500 000 $, la liquidation ou la dissolution de la Société, la cessation de l'exploitation de la Société et la nomination d'un séquestre ou d'un fiduciaire par un tribunal ou aux termes d'une autre convention.

Voir « Emploi du produit » et « Acquisition des nouvelles propriétés ».

Couverture des prix des marchandises

La Société a conclu les contrats de couverture du prix du pétrole suivants avec diverses contreparties, y compris son ancien prêteur :

Swaps	Durée	Prix par baril
1 000 b/j	De juillet à septembre 2003 incl.	37,10 $ CA
1 000 b/j	D'octobre à décembre 2003 incl.	36,63 $ CA
1 510 b/j	De janvier à mars 2004 incl.	23,23 $ US
1 300 b/j	De janvier à mars 2004 incl.	24,33 $ US
500 b/j	De janvier à décembre 2004 incl.	24,12 $ US
500 b/j	De janvier à décembre 2004 incl.	24,25 $ US
1 430 b/j	D'avril à juin 2004 incl.	22,93 $ US
1 200 b/j	D'avril à juin 2004 incl.	22,50 $ US
1 380 b/j	De juillet à septembre 2004 incl.	22,70 $ US
500 b/j	De juillet à septembre 2004 incl.	24,56 $ US
1 325 b/j	D'octobre à décembre 2004 incl.	22,54 $ US
500 b/j	D'octobre à décembre 2004 incl.	24,03 $ US
500 b/j	De janvier à décembre 2005 incl.	24,00 $ US
1 100 b/j	De janvier à mars 2005 incl.	22,38 $ US
1 030 b/j	D'avril à juin 2005 incl.	22,18 $ US

Swaps basés sur le prix différentiel du mélange de pétrole brut à Lloydminster	Durée	Prix par baril
2 000 b/j	De janvier à décembre 2004 incl.	(7,75 $) US
1 100 b/j	De janvier à décembre 2004 incl.	(8,20 $) US

Tunnels	Durée	Prix par baril
500 b/j	De juillet à septembre 2003 incl.	35,40 – 38,40 $ CA
500 b/j	D'octobre à décembre 2003 incl.	35,50 – 37,35 $ CA
1 000 b/j	De janvier à décembre 2004 incl.	23,00 – 27,95 $ US

Options	Durée	Prix par baril
500 b/j	De janvier à décembre 2004 incl.	Option de vente vendue à 15,50 $ US
1 000 b/j	De janvier à décembre 2004 incl.	Option de vente vendue à 18,00 $ US
1 000 b/j	De janvier à décembre 2004 incl.	Option de vente vendue à 18,00 $ US
1 000 b/j	De janvier à décembre 2004 incl.	Option d'achat vendue à 28,25 $ US
1 000 b/j	De janvier à décembre 2004 incl.	Option de vente vendue à 25,00 $ US

Le 1er août 2002, la Société a conclu un contrat en vue de livrer à Hardisty, en Alberta, jusqu'au 31 décembre 2003, 6 000 b/j de mélange de pétrole brut Lloymindster au vendeur des propriétés. Pour ce faire, la Société doit acheter environ 1 000 b/j de diluant qu'elle mélangera à sa production pour répondre aux exigences de qualité du pétrole au point de livraison. Conformément au contrat, la Société touche un prix équivalent au prix du WTI affiché pour une année civile à la NYMEX, déduction faite d'un écart fixe de 8,233 $ US le baril, ce prix ne devant pas être inférieur à 14,40 $ US le baril ni supérieur à 17,244 $ US le baril. En fait, ce contrat applique un écart fixe à un tunnel sur le prix du WTI se situant entre 22,633 $ US et 25,477 $ US le baril. Ce contrat est en vigueur jusqu'au

31 décembre 2003. De plus, aux termes de la facilité bancaire existante, la Société est tenue de maintenir en vigueur des contrats de couverture du prix des marchandises visant au moins 66 2/3 % de sa production.

La Société a également conclu les contrats de swap d'électricité suivants avec diverses contreparties :

	Durée	Prix par MW
5 MW	De janvier à décembre 2003 incl.	46,30 $ CA
5 MW	De janvier à décembre 2004 incl.	46,00 $ CA
5 MW	De janvier à décembre 2004 incl.	46,00 $ CA
5 MW	De janvier à décembre 2005 incl.	43,00 $ CA
10 MW	D'avril 2003 à mars 2006 incl.	44,50 $ CA
5 MW	De janvier à décembre 2005 incl.	Coût thermique de 8,40 GJ/MWh
5 MW	De janvier à décembre 2004 incl.	45,50 $ CA

Administrateurs et membres de la direction de la Société

Le nom et la municipalité de résidence des administrateurs et des membres de la direction de la Société, le poste qu'ils occupent actuellement au sein de la Société et leurs occupations principales au cours des cinq dernières années sont présentés dans le tableau ci-dessous et dans le texte qui le suit :

Nom et municipalité de résidence	Poste au sein de la Société	Nombre de parts de fiducie détenues[(1)]	Occupations principales
John A. Brussa[(2)(4)] Calgary (Alberta)	Administrateur	241 600	Avocat; associé au sein de Burnet, Duckworth & Palmer LLP (cabinet d'avocats).
M. Bruce Chernoff[(3)(4)] Calgary (Alberta)	Administrateur et président du conseil	4 853 179[(7)]	Ingénieur; président du conseil de la Société; président et administrateur de Caribou (société de gestion de placements fermée) depuis juin 1999; d'avril 2000 à octobre 2001, vice-président directeur et chef des finances de Petrobank Energy & Resources Ltd. (« Petrobank ») (société pétrolière et gazière ouverte); de février à juin 1999, vice-président directeur et chef des finances de Pacalta Resources Ltd. (« Pacalta ») (société pétrolière et gazière ouverte); auparavant, vice-président directeur de Pacalta.
Hank B. Swartout[(3)] Calgary (Alberta)	Administrateur	500 000	Président du conseil, président et chef de la direction de Precision Drilling Corporation depuis juillet 1987.
Verne G. Johnson[(2)(3)] Calgary (Alberta)	Administrateur	20 000	Président de KristErin Resources Inc. (société familiale fermée) depuis janvier 2000; vice-président principal, Gestion des fonds de Enerplus Resources Group de 2000 à 2002; auparavant, président et chef de la direction de AltaQuest Energy Corporation de 1999 à 2000; auparavant, président de Ziff Energy Group (société de consultation du secteur de l'énergie) de 1997 à 1999; auparavant, président et chef de la direction de ELAN Energy Inc. (société pétrolière et gazière ouverte) de 1989 à 1997.

Nom et municipalité de résidence	Poste au sein de la Société	Nombre de parts de fiducie détenues(1)	Occupations principales
Hector J. McFadyen(2)(4) Calgary (Alberta)	Administrateur	20 000	Homme d'affaires indépendant et administrateur de Hunting PLC (société internationale ouverte de services pétroliers du Royaume-Uni); administrateur de Société de fiducie Computershare du Canada (société fermée canadienne qui s'occupe de l'administration des registres des actionnaires et des employés des sociétés ouvertes et fermées nord-américaines); auparavant, président, division Midstream, Alberta Energy Company Ltd. (société pétrolière et gazière ouverte).
Jacob Roorda Calgary (Alberta)	Président	158 805(8)	Ingénieur; président de la Société; de juin 1999 à juillet 2002, directeur général, Corporation Recherche Capital (courtier d'envergure moyenne); de janvier 1996 à mars 1999, vice-président général, administrateur et co-fondateur de PrimeWest Energy Trust (« PrimeWest ») (fiducie ouverte du secteur énergétique); de mai 1991 à janvier 1996, directeur, Expansion des affaires, Fletcher Challenge (société pétrolière et gazière fermée).
J.A. Ralston Calgary (Alberta)	Vice-président, Exploitation	107 099	Vice-président, Exploitation de la Société; de 1996 à 2002, directeur, Production de Penn West Petroleum (« Penn West ») (société pétrolière et gazière ouverte).
David M. Fisher Calgary (Alberta)	Vice-président, Finances	48 288(9)	Vice-président, Finances de la Société depuis octobre 2002; de septembre 1998 à octobre 2002, administrateur, vice-président, Finances et chef des finances de Integra Resources Ltd. (« Integra ») (société pétrolière et gazière fermée); d'avril 1995 à juillet 1998, vice-président, Finances et chef des finances de Canrise Resources Ltd. (société pétrolière et gazière ouverte); de juin 1994 à avril 1995, consultant indépendant; d'avril 1985 à mai 1994, directeur, Présentation de l'information financière de Canadian Hunter Exploration Ltd.
David J. Rain Calgary (Alberta)	Secrétaire général	80 600	Comptable agréé; secrétaire général de la Société; vice-président, Finances et chef des finances de Petrobank depuis octobre 2001; vice-président et administrateur de Caribou depuis avril 2001; d'avril 2000 à septembre 2001, directeur des finances de Petrobank; de mai 1997 à juin 1999, contrôleur général et trésorier de Pacalta.

Notes

(1) Indique toutes les parts de fiducie détenues directement ou indirectement par cette personne ou sur lesquelles celle-ci exerce une emprise. Selon les renseignements fournis par l'administrateur ou le membre de la direction à la Fiducie.

(2) Membre du comité de vérification et de régie d'entreprise.

(3) Membre du comité des réserves, de la sécurité et de l'environnement.

(4) Membre du comité de rémunération.

(5) La Société n'a pas de comité de direction.

(6) Le mandat de tous les administrateurs prendra fin à la prochaine assemblée annuelle des actionnaires de la Société.

(7) Y compris les parts de fiducie détenues par Caribou, société contrôlée par M. Chernoff, et les parts de fiducie détenues dans les comptes REEE au profit des enfants de M. Chernoff.

(8) Y compris 43 152 parts de fiducie détenues dans le compte de la conjointe de M. Roorda qui est contrôlé par M. Roorda.

(9) À l'exclusion de 9 250 parts de fiducie détenues au nom des enfants de M. Fisher, sur lesquelles celui-ci exerce par ailleurs une emprise.

À la date des présentes, les administrateurs et les membres de la direction de la Société ainsi que les personnes avec lesquelles ils ont des liens et les membres de leur groupe détiennent collectivement, directement ou indirectement, environ 6 218 390 parts de fiducie, représentant environ 50 % des parts de fiducie émises et en circulation, ou exercent une emprise sur une telle proportion de ces parts. Compte tenu de l'émission des parts de fiducie dans le cadre du présent placement, les administrateurs et les membres de la direction de la Société ainsi que les personnes avec lesquelles ils ont des liens et les membres de leur groupe seront collectivement propriétaires véritables, directement ou indirectement, de • parts de fiducie, soit • % des parts de fiducie en circulation (de • parts de fiducie, soit • % des parts de fiducie en circulation si l'option d'attribution excédentaire est levée).

Le texte qui suit donne une brève description des antécédents de chacun des membres de la direction principale et des administrateurs de la Société. Le rendement passé de chacune des personnes indiquées ci-dessous n'est pas nécessairement indicatif de son rendement futur.

Jacob Roorda, président

M. Roorda est ingénieur et il est titulaire d'un baccalauréat en sciences appliquées (génie) de l'université Queen's et un M.B.A. de l'université de Calgary.

Après l'université, M. Roorda a occupé un certain nombre de postes principaux en ingénierie au sein de Dome Petroleum Ltd. De 1987 à 1991, M. Roorda a été vice-président du groupe de recherche sur les actions et analyste supérieur en pétrole et gaz naturel chez BZW Canada Ltd., à Toronto.

De 1991 à 1996, M. Roorda a été directeur, Expansion des affaires de Fletcher Challenge. En janvier 1996, M. Roorda a été co-fondateur de PrimeWest (fiducie ouverte du secteur énergétique) et a occupé les postes de vice-président général et administrateur de PrimeWest. M. Roorda était chargé de la supervision des stratégies d'acquisition de cette société. Pendant qu'il était au service de Fletcher et de PrimeWest, M. Roorda a été responsable de la clôture d'acquisitions de propriétés pétrolifères et gazéifères d'une valeur de plus de 650 M$.

De juin 1999 à juillet 2002, M. Roorda a été directeur général de Corporation Recherche Capital, société de courtage, où il était responsable de la direction et de l'exploitation globales du bureau de Calgary de la société.

J.A. Ralston, vice-président, Exploitation

M. Ralston a terminé le programme de perfectionnement des cadres de l'université de Calgary en 1994.

M. Ralston a été au service de Petro-Canada de 1980 à juin 1994 inclusivement et il y a occupé un large éventail de postes d'exploitation sur le terrain comportant des responsabilités croissantes. Pendant qu'il travaillait chez Petro-Canada, M. Ralston était responsable de la construction des installations sur le terrain et des pipelines, de l'exploitation des usines et des gisements de gaz naturel, de l'approvisionnement, de la gestion des réservoirs, du forage et des travaux de reconditionnement.

M. Ralston est entré au service de Penn West en juillet 1994 et y a travaillé jusqu'en juin 2002. Depuis 1997, M. Ralston était directeur de la production et il supervisait toutes les activités liées à la production de 100 000 bep/j de Penn West ainsi que 270 employés sur le terrain et gérait un budget annuel de 200 M$. M. Ralston était responsable de tous les domaines d'activité, y compris l'ingénierie, l'exploitation, l'optimisation de la production, la gestion des capitaux, la planification, la construction et les budgets.

David M. Fisher, vice-président, Finances

M. Fisher est comptable agréé et a obtenu en 1980 un baccalauréat en commerce de l'université de l'Alberta. M. Fisher compte plus de 20 ans d'expérience en présentation de l'information financière, en gestion et en administration de sociétés actives du secteur pétrolier et gazier.

Fondateur de Integra Resources Ltd., société pétrolière et gazière en amont fermée, M. Fisher a été administrateur et vice-président, Finances et chef des finances de cette société de septembre 1998 à octobre 2002. M. Fisher était chargé de tous les aspects financiers de Integra, y compris les systèmes de présentation de l'information, les rapports financiers, l'obtention du financement par actions et bancaire, la gestion de l'actif financier, l'imposition et la collaboration avec les conseillers juridiques et l'agent des transferts dans la gestion des questions relatives aux actionnaires et à la réglementation.

D'avril 1995 à juillet 1998, M. Fisher a été vice-président, Finances et chef des finances de Canrise, société pétrolière et gazière en amont ouverte ayant des éléments d'actif situés dans le centre-ouest de l'Alberta.

De juin 1980 à avril 1995, M. Fisher a été vérificateur externe au sein du cabinet de comptables agréés KPMG s.r.l. (auparavant, Peat Marwick Mitchell & Co.), vérificateur des subventions pour le compte du ministère de l'Énergie, des Mines et des Ressources du Canada, directeur de la présentation de l'information financière de Canadian Hunter Exploration Ltd. et consultant indépendant assurant des services d'administration financière à des sociétés canadiennes et internationales.

John A. Brussa, administrateur

M. Brussa est avocat et associé au sein du cabinet Burnet, Duckworth & Palmer LLP de Calgary depuis 1987. M. Brussa est reconnu comme un spécialiste fiscal prépondérant au Canada et il siège au conseil de plusieurs sociétés ouvertes canadiennes.

M. Bruce Chernoff, administrateur et président du conseil

M. Chernoff est ingénieur. Il est titulaire d'un baccalauréat en génie chimique de l'université Queen's. M. Chernoff est entré à l'emploi de Pacalta en 1988. Pacalta était une petite société pétrolière et gazière ouverte exerçant ses activités au Canada. M. Chernoff a occupé divers postes principaux au sein de Pacalta, y compris ceux de vice-président directeur et de chef des finances. M. Chernoff a été administrateur de Pacalta de 1992 jusqu'à ce que celle-ci soit acquise par Alberta Energy Company en mai 1999 en contrepartie de 1 G$.

En juin 1999, M. Chernoff a entrepris la création de Caribou, dont il est président et administrateur, dans le but d'effectuer des placements dans les secteurs pétrolier et gazier et immobilier. M. Chernoff est devenu administrateur et vice-président directeur et chef des finances de Petrobank en mars 2000. M. Chernoff a démissionné du poste de chef des finances de Petrobank en octobre 2001 pour se concentrer sur ses autres intérêts commerciaux, mais il est demeuré administrateur de cette société. M. Chernoff a entrepris la création de la Société en juin 2002 dans le but de tirer parti des occasions de mise en valeur et d'acquisition dans le secteur pétrolier et gazier. M. Chernoff siège au conseil de plusieurs autres sociétés ouvertes.

Hank B. Swartout, administrateur

M. Swartout est président du conseil, président et chef de la direction de Precision Drilling Corporation, le plus important entrepreneur canadien offrant des services intégrés aux champs pétrolifères et des services industriels et fournisseur mondial de produits et de services au secteur énergétique.

Verne G. Johnson, administrateur

M. Johnson a obtenu un baccalauréat en génie mécanique de l'université du Manitoba en 1966. Il est immédiatement entré au service de Compagnie Pétrolière Impériale Limitée où il a travaillé jusqu'en 1981 (y compris deux ans au sein de Exxon Corporation à New York de 1977 à 1979). En 1981, M. Johnson est devenu président et chef de la

direction de Liberty Petroleum Ltd.. En 1982, il s'est joint à Roxy Petroleum Ltd. à titre de vice-président, Production où il est demeuré jusqu'en 1987, lorsqu'il est devenu président de Paragon Petroleum Ltd. En 1989, M. Johnson est entré au service de ELAN Energy Inc. (alors connue sous la dénomination Lasmo Canada Inc.) à titre de président et d'administrateur. Par suite de la vente de ELAN en 1997, il est devenu président de Ziff Energy Group jusqu'en 1999, puis président de AltaQuest Energy Corporation, et il s'est joint à Enerplus Resources Group en 2000, devenant vice-président principal, Gestion des fonds. En février 2002, il a quitté Enerplus Resources Group et il demeure président de sa société familiale fermée, KristErin Resources Inc.

Hector J. McFadyen, administrateur

M. McFadyen détient une maîtrise ès arts (économie) de l'Université de Calgary et un baccalauréat ès arts (économie) de l'Université Sir George Williams.

M. McFadyen a été à l'emploi du Alberta Energy and Utilities Board (auparavant le Oil and Gas Conservation Board) de 1969 à 1976, principalement au service d'économie.

En 1976, M. McFadyen est entré au service de Alberta Energy Company Ltd. (« AEC »), maintenant appelée EnCana Corporation (« EnCana »). EnCana est un des plus importants producteurs de pétrole et de gaz naturel indépendants en Amérique du Nord. M. McFadyen a mis sur pied un certain nombre d'unités commerciales importantes au sein de AEC, acquérant de l'expérience dans de nombreux domaines d'activité et disciplines, notamment dans le cadre de projets de développement et d'investissement en Amérique du Nord, en Amérique latine, en Asie et en Europe. Chez AEC, M. McFadyen a été membre de l'équipe de direction principale chargée de recommander et de mettre en œuvre le plan stratégique de la société. À titre de président de la division des produits forestiers, il était chargé de l'élaboration et de la mise en œuvre de la stratégie commerciale des entreprises de produits forestiers situées en Alberta. M. McFadyen était également président de la division intermédiaire de AEC depuis 1995, où il était chargé des pipelines et des entreprises de stockage du gaz naturel de la société. M. McFadyen a pris sa retraite de EnCana en 2002.

M. McFadyen est membre du conseil d'administration de Hunting PLC (« Hunting »), société ouverte du Royaume-Uni qui fournit des services pétroliers et exerce des activités de commercialisation et de distribution du pétrole et du gaz naturel à l'échelle internationale. Hunting exerce ses activités de commercialisation et de distribution du pétrole et du gaz naturel en Amérique du Nord par l'intermédiaire de sa filiale en participation majoritaire, Gibson Energy Ltd. Voir « Dirigeants et autres personnes intéressés dans des opérations importantes ». M. McFadyen est également membre du conseil d'administration de Société de fiducie Computershare du Canada, société fermée canadienne qui s'occupe de l'administration des registres des actionnaires et des employés des sociétés ouvertes et fermées nord-américaines.

David J. Rain, secrétaire général

M. Rain est comptable agréé et il détient un baccalauréat en commerce de l'université de Saskatchewan (1986).

M. Rain a fait son stage chez KPMG s.r.l., comptables agréés, où il a été directeur du groupe de vérification jusqu'à son départ, en 1992. De 1992 à août 1996, M. Rain a occupé plusieurs postes financiers principaux chez Nowsco Well Service Ltd., société de services pour gisements pétroliers exerçant des activités à l'échelle internationale. D'octobre 1996 à avril 1997, M. Rain a été chef des finances de Trican Well Service Ltd., société de services pour gisements pétroliers exerçant des activités en Alberta et en Saskatchewan. M. Rain s'est joint à Pacalta en mai 1997 à titre de contrôleur général. Pacalta était une société d'exploration et de production pétrolière et gazière exerçant des activités principalement en Équateur. AEC a acquis Pacalta en 1999, M. Rain a rejoint M. Chernoff chez Caribou et est devenu directeur des finances de Petrobank en mars 2000. M. Rain est entré en fonction à titre de vice-président, Finances et chef des finances de Petrobank en octobre 2001.

Ordonnances relatives à des interdictions d'opérations ou faillites de sociétés

Aucun administrateur, membre de la direction ou promoteur de la Société ni aucun actionnaire détenant suffisamment de titres de la Société pour avoir un effet important sur le contrôle de celle-ci n'a été, au cours des

dix dernières années, administrateur, membre de la direction ou promoteur d'un émetteur assujetti qui, pendant que cette personne agissait à ce titre, a fait l'objet d'une interdiction d'opérations, d'une ordonnance similaire ou d'une ordonnance interdisant à la Société l'accès à des dispenses prévues par les lois pendant une période de plus de 30 jours consécutifs, a fait faillite, a fait une cession volontaire en faillite, a présenté une proposition en vertu d'une loi sur la faillite, a intenté une procédure, un arrangement ou un concordat avec des créanciers ou fait l'objet d'une telle procédure, d'un tel arrangement ou d'un tel concordat ou a subi la nomination d'un séquestre, d'un administrateur-séquestre ou d'un fiduciaire qui a été chargé de détenir son actif.

Pénalités ou sanctions

Aucun administrateur, membre de la direction ou promoteur de la Société ni aucun actionnaire détenant suffisamment de titres de la Société pour avoir un effet important sur le contrôle de celle-ci n'a fait l'objet de pénalités ou de sanctions imposées par un tribunal ou un organisme de réglementation des valeurs mobilières relativement à la négociation de titres, à la promotion ou à la gestion d'un émetteur coté en bourse, à un vol ou à une fraude.

Faillites personnelles

Aucun administrateur, membre de la direction ou promoteur de la Société, aucun actionnaire détenant suffisamment de titres de la Société pour avoir un effet important sur le contrôle de celle-ci ni aucune société de portefeuille personnelle de ces personnes n'a, au cours des dix années précédant la date du présent prospectus, fait faillite, présenté une proposition en vertu d'une loi sur la faillite ou l'insolvabilité, intenté une procédure, un arrangement ou un concordat avec des créanciers ou fait l'objet d'une telle procédure, d'un tel arrangement ou d'un tel concordat ou subi la nomination d'un séquestre, d'un administrateur-séquestre ou d'un fiduciaire chargé de détenir son actif.

RÉMUNÉRATION DES HAUTS DIRIGEANTS ET DES ADMINISTRATEURS

Rémunération des hauts dirigeants désignés

La Société compte actuellement trois hauts dirigeants qui touchent un salaire annuel de 125 000 $, de 100 000 $ et de 100 000 $, respectivement. Ces membres de la direction ont reçu des droits non transférables permettant l'achat de parts de fiducie conformément au régime d'achat de parts incitatif et y demeurent admissibles. Voir « Régime d'achat de parts incitatif ».

Le tableau qui suit donne des renseignements sur la rémunération versée au président actuel de la Société au cours de l'exercice terminé le 31 décembre 2002. Aucun membre de la direction de la Société n'a touché une rémunération supérieure à 100 000 $ au cours du dernier exercice terminé de la Société.

		Rémunération annuelle				
Nom et poste principal	**Exercice**	**Salaire (en dollars)**	**Prime (en dollars)**	**Autre rémunération annuelle (en dollars)**	**Nombre de titres visés par les options octroyées**	**Autre rémunération (en dollars)**
Jacob Roorda[1][2] Président	2002	50 000	Néant	6 699	175 000	Néant

Notes
(1) M. Roorda est président de la Société depuis le 1er août 2002.
(2) La Société est exploitée activement depuis juillet 2002. Avant M. Roorda, M. Chernoff était président de la Société. M. Chernoff n'a reçu aucune rémunération ni option à ce titre.

Options d'achat de parts

Le tableau suivant présente des renseignements sur toutes les options octroyées à M. Roorda au cours de l'exercice terminé le 31 décembre 2002.

Nom	Nombre de titres visés par des options	Pourcentage du nombre total d'options octroyées aux employés au cours de l'exercice	Prix de levée ou prix de base (en dollars par titre)[1]	Valeur au marché des titres sous-jacents aux options à la date de l'octroi (en dollars par titre)	Date d'expiration
Jacob Roorda	175 000	22,9	7,80	8,00	25 novembre 2007

Note
(1) Aux termes du régime d'achat de parts incitatif, le prix de levée des options est réduit au fil du temps au fur et à mesure que des distributions sont versées aux porteurs de parts.

Le tableau suivant présente, relativement à M. Roorda, le nombre d'options d'achat de parts levées et non levées ainsi que la valeur des options d'achat de parts en jeu selon le cours de clôture des parts de fiducie, soit 9,50 $, le 31 décembre 2002.

Nom	Nombre de titres acquis au moment de la levée	Valeur globale réalisée (en dollars)	Nombre d'options d'achat de parts non levées à la fin de l'exercice Pouvant être levées/ne pouvant pas être levées	Valeur des options d'achat de parts en jeu non levées à la fin de l'exercice (en dollars) Pouvant être levées/ne pouvant pas être levées
Jacob Roorda	–	–	–/175 000	–/297 500

Contrats d'emploi

La Société n'a conclu aucun contrat d'emploi avec M. Roorda ni avec les autres membres de sa direction ou de sa direction principale. Toutefois, la Société a l'intention de conclure avec chacune de ces personnes et avec les membres de la direction principale futurs des contrats d'emploi qui devraient comporter des dispositions standard du secteur en matière de cessation d'emploi et de changement de contrôle.

Administrateurs

Les administrateurs de la Société peuvent toucher une rémunération en espèces et sous forme de parts de fiducie à ce titre et ils ont droit au remboursement des frais qu'ils engagent à ce titre. Les administrateurs ont également le droit de participer au régime d'achat de parts incitatif. Voir « Régime d'achat de parts incitatif ».

PRÊTS CONSENTIS AUX ADMINISTRATEURS ET AUX MEMBRES DE LA DIRECTION

Depuis la constitution de la Société, ni les administrateurs ou les membres de la direction de celle-ci ni les personnes avec lesquelles ils ont des liens n'ont contracté de prêt auprès de la Société ou de la Fiducie ou auprès d'une autre entreprise qui fait, ou qui a fait l'objet à quelque moment que ce soit depuis le début de la dernière période financière terminée, d'une garantie, d'une convention de soutien, d'une lettre de crédit ou d'une autre entente similaire fourni par la Société ou la Fiducie.

CAPITAL-ACTIONS DE LA SOCIÉTÉ

Le capital-actions de la Société se compose d'un nombre illimité d'actions ordinaires et d'un nombre illimité d'actions privilégiées de premier rang. À la date des présentes, 100 actions ordinaires de la Société sont en circulation. Le fiduciaire détient ces actions pour le compte de la Fiducie. Les droits de vote rattachés à ces actions sont régis par les dispositions de l'acte de fiducie. La Fiducie n'est pas autorisée, sans directive des porteurs de

parts, à exercer ses droits en qualité d'actionnaire de la Société, sauf dans la mesure permise par l'acte de fiducie. Voir « Acte de fiducie – Exercice des droits de vote rattachés aux actions de la Société ».

ACTE DE FIDUCIE

Le texte qui suit est un sommaire de l'acte de fiducie et d'autres questions ayant trait à la structure et à l'exploitation de la Fiducie.

Parts de fiducie

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de l'acte de fiducie. Chaque part de fiducie donne à son porteur le droit d'exercer une voix à toutes les assemblées des porteurs de parts de fiducie et représente une participation véritable indivise égale dans les distributions (qu'elles soient faites sur le bénéfice net, les gains en capital réalisés nets ou d'autres sommes) et l'actif net de la Fiducie en cas de dissolution ou de liquidation de celle-ci. Toutes les parts de fiducie en circulation permettent à leurs porteurs de recevoir une part égale des distributions de la Fiducie et, en cas de dissolution ou de liquidation de celle-ci, une part égale de l'actif net de la Fiducie. Toutes les parts de fiducie sont de rang égal et proportionnel, sans privilège ni priorité. Chaque part de fiducie est transférable, ne comporte aucun droit de conversion ou droit préférentiel de souscription, permet à son porteur d'exiger que la Fiducie rachète une partie ou la totalité des parts de fiducie qu'il détient (voir « – Droit au rachat » ci-après) et lui confère une voix par part de fiducie détenue à toutes les assemblées des porteurs de parts. Voir « Facteurs de risque – Nature des parts de fiducie ».

Parts spéciales à droit de vote

Les porteurs de parts ont approuvé, à leur assemblée de 2003, la modification de l'acte de fiducie afin que celui-ci prévoie l'émission d'un nombre illimité de parts spéciales à droit de vote. Chaque part spéciale à droit de vote donnera à son porteur le droit d'exprimer aux assemblées des porteurs de parts le nombre de voix fixé par le conseil d'administration de la Société dans la résolution autorisant l'émission des parts spéciales à droit de vote.

Responsabilité limitée des porteurs de parts

L'acte de fiducie prévoit qu'aucun porteur de parts n'engagera sa responsabilité, à ce titre, qu'il s'agisse d'une responsabilité contractuelle ou délictuelle, relativement au fonds de la Fiducie ou aux obligations ou aux affaires de celle-ci, ou à l'égard d'un acte ou d'une omission du fiduciaire ou d'une autre personne dans le cadre de l'exercice, ou de l'exercice réputé, d'une obligation, d'un pouvoir, d'un pouvoir discrétionnaire ou d'une autorité conféré au fiduciaire ou à cette autre personne aux termes des présentes ou à l'égard de toute opération conclue par le fiduciaire ou cette autre personne aux termes de l'acte de fiducie. Aucun porteur de parts n'est tenu d'indemniser le fiduciaire ou cette autre personne à l'égard d'une telle responsabilité qui pourrait leur être imputée ou qui pourrait se rapporter à des taxes et impôts payables par la Fiducie, par le fiduciaire ou par une autre personne pour le compte de la Fiducie ou relativement à celle-ci. Nonobstant ce qui précède, si un tribunal compétent juge que la responsabilité des porteurs de parts est engagée, celle-ci se limitera au fonds de la Fiducie et ne pourra être satisfaite qu'au moyen de celui-ci, et la Fiducie (jusqu'à concurrence du montant du fonds de la Fiducie) est responsable envers les porteurs de parts et doit les indemniser et tenir quittes des frais, des dommages, des responsabilités et des pertes que ceux-ci pourraient engager ou subir en raison du fait que leur responsabilité n'est pas limitée. Voir « Facteurs de risque – Responsabilité limitée des porteurs de parts ».

Émission de parts de fiducie

L'acte de fiducie prévoit que des parts de fiducie, y compris les droits, les bons de souscription et d'autres titres visant l'achat de parts de fiducie, la conversion en celles-ci ou l'échange contre celles-ci, peuvent être créées, émises, vendues et remises selon les modalités et aux moments établis par le conseil de Harvest. L'acte de fiducie prévoit également que la Société peut autoriser la création et l'émission de débentures, de billets et d'autres titres d'emprunt de la Fiducie selon les modalités, aux personnes et moyennant la contrepartie établies par la Société.

Emprunts de la Fiducie

Conformément à l'acte de fiducie, le fiduciaire est autorisé, directement ou indirectement, à emprunter des fonds ou à contracter des dettes auprès de quiconque et, à cet égard, à garantir ou à cautionner le paiement ou l'exécution d'une dette, d'une responsabilité ou d'une obligation de quelque nature que ce soit de quiconque, y compris la Société ou une filiale de la Fiducie, à contracter toute autre obligation pour le compte de la Fiducie, à conclure une convention de subordination pour le compte de la Fiducie ou d'une autre personne, à céder, à grever, à nantir, à hypothéquer, à transférer ou à subordonner la totalité ou une partie du fonds de la Fiducie, à octroyer une sûreté, une hypothèque ou une charge à l'égard de la totalité ou d'une partie de celui-ci ou à subordonner les participations de la Fiducie dans le fonds de la Fiducie en faveur d'un tiers.

Les frais du service de la dette engagés par la Fiducie sont déduits aux fins du calcul des espèces distribuables.

Droit au rachat

Les parts de fiducie sont rachetables à tout moment à la demande des porteurs de celles-ci, sur remise des certificats les représentant à la Fiducie, accompagnés d'un avis de rachat dûment rempli et signé. Une fois que la Fiducie aura reçu l'avis de rachat des parts de fiducie, le porteur de celles-ci aura seulement le droit de recevoir un prix par part de fiducie (le « prix de rachat du marché ») correspondant au moindre des deux montants suivants : (i) 90 % du « cours » des parts de fiducie à la bourse principale où elles sont inscrites à des fins de négociation pendant la période de dix jours de bourse commençant immédiatement après la date à laquelle les parts de fiducie sont remises à des fins de rachat et (ii) le cours de clôture à la bourse principale où les parts de fiducie sont inscrites à des fins de négociation à la date à laquelle elles sont remises à des fins de rachat.

Aux fins de ce calcul, le « cours » correspond à la moyenne simple du cours de clôture des parts de fiducie chaque jour de bourse au cours duquel un cours de clôture a été établi; toutefois, si la bourse ou le marché applicable ne fournit pas de cours de clôture, mais seulement les cours extrêmes des parts de fiducie négociées un jour donné, le cours correspondra à la moyenne simple de la moyenne des cours extrêmes chaque jour de bourse au cours duquel il y a eu négociation; en outre, si des négociations ont eu lieu sur le marché ou à la bourse applicable pendant moins de cinq des dix jours de bourse, le cours correspondra à la moyenne simple des cours suivants établis à l'égard de chacun des dix jours de bourse, soit la moyenne des derniers cours acheteurs et vendeurs chaque jour au cours duquel il n'y a pas eu de négociation, le cours de clôture des parts de fiducie chaque jour au cours duquel il y a eu négociation si la bourse ou le marché fournit un cours de clôture et la moyenne des cours extrêmes des parts de fiducie chaque jour au cours duquel il y a eu négociation si le marché fournit seulement les cours extrêmes des parts de fiducie négociées un jour donné.

Le « cours de clôture » correspond au cours de clôture des parts de fiducie s'il y a eu négociation à cette date, à la moyenne des cours extrêmes des parts de fiducie s'il y a eu négociation et que la bourse ou l'autre marché ne fournit que les cours extrêmes des parts de fiducie négociées un jour donné ou à la moyenne des derniers cours acheteur et vendeur si aucune négociation n'a eu lieu à cette date.

Le prix de rachat du marché global payable par la Fiducie relativement aux parts de fiducie remises à des fins de rachat au cours d'un mois civil doit être réglé au moyen d'un chèque tiré sur une banque à charte ou une société de fiducie canadienne libellé en dollars canadiens, payable le dernier jour du mois suivant. Le droit des porteurs de parts de toucher des espèces au moment du rachat de leurs parts de fiducie fait l'objet de la restriction selon laquelle la somme totale payable par la Fiducie relativement à ces parts de fiducie et à toutes les autres parts de fiducie remises à des fins de rachat au cours du même mois civil et d'un mois civil antérieur au cours de la même année ne doit pas être supérieure à 100 000 $; toutefois, la Société peut, à son entière discrétion, renoncer à cette restriction à l'égard de tout mois civil. Si la Société ne renonce pas à cette restriction, le prix de rachat du marché payable par la Fiducie relativement aux parts de fiducie remises à des fins de rachat au cours de ce mois civil sera versé le dernier jour du mois suivant, de la manière suivante : (i) premièrement, la Fiducie placera des billets dont le capital global correspondra au prix de rachat du marché global des parts de fiducie remises à des fins de rachat et (ii) deuxièmement, dans la mesure où la Fiducie ne détient pas des billets d'un capital impayé suffisant pour assurer ce paiement, la Fiducie émettra ses propres billets à ordre d'un capital correspondant à l'insuffisance (appelés dans les présentes les « billets de rachat ») aux porteurs de parts qui auront exercé le droit au rachat.

Si, au moment où des parts de fiducie sont remises à des fins de rachat par le porteur de parts, les parts de fiducie en circulation ne sont pas inscrites à des fins de négociation à la TSX et ne sont négociées ou inscrites à aucune autre bourse ni sur aucun autre marché où la Société juge, à son entière discrétion, que le prix des parts de fiducie correspond à leur juste valeur marchande, ou si les opérations normales sur les parts de fiducie en circulation font l'objet d'une suspension ou d'un arrêt à une bourse à laquelle les parts de fiducie sont inscrites à des fins de négociation ou, sinon, sur un marché où les parts de fiducie sont cotées à des fins de négociation, à la date à laquelle ces parts de fiducie ont été remises à des fins de rachat ou pendant plus de cinq jours de bourse au cours de la période de dix jours de bourse commençant immédiatement après la date à laquelle ces parts de fiducie ont été remises à des fins de rachat, le porteur de parts aura le droit de recevoir, au lieu du prix de rachat du marché, un prix par part de fiducie (le « prix de rachat évalué ») correspondant à 90 % de la juste valeur marchande des parts de fiducie établie par la Société à la date à laquelle ces parts de fiducie ont été remises à des fins de rachat. Le prix de rachat évalué global payable par la Fiducie à l'égard des parts de fiducie remises à des fins de rachat au cours d'un mois civil donné sera versé le dernier jour du troisième mois suivant, au gré de la Fiducie, (i) en espèces ou (ii) au moyen d'un placement de billets ou de billets de rachat, comme il est décrit ci-dessus.

Il n'est pas prévu que ce droit de rachat constitue le mécanisme principal permettant aux porteurs de parts de fiducie d'aliéner leurs parts de fiducie. Les billets de rachat pouvant être distribués en nature aux porteurs de parts dans le cadre d'un rachat ne seront inscrits à aucune bourse et on ne prévoit pas qu'un marché se matérialisera à l'égard de ces billets. Les billets de rachat pourraient ne pas constituer des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études.

Porteurs de parts non résidents

Il est dans l'intérêt des porteurs de parts que la Fiducie soit admissible à titre de « fiducie d'investissement à participation unitaire » et de « fiducie de fonds commun de placement » en vertu de la Loi de l'impôt. Certaines dispositions de la Loi de l'impôt exigent que la Fiducie ne soit pas établie ou maintenue principalement au profit de non-résidents. Par conséquent, afin de se conformer à ces dispositions, l'acte de fiducie impose des restrictions quant à la proportion de parts de fiducie qui peuvent appartenir à des non-résidents. À cet égard, la Fiducie prendra, entre autres, toutes les mesures nécessaires pour surveiller la propriété des parts de fiducie. Si, à quelque moment que ce soit, la Fiducie apprend que les propriétaires véritables de 49 % et plus des parts de fiducie alors en circulation sont ou pourraient être des non-résidents ou qu'une telle situation est imminente, elle prendra, par l'intermédiaire de la Société, les mesures nécessaires pour mettre en œuvre l'intention énoncée dans les présentes. Aux fins de la présente rubrique, « non-résidents » désigne les non-résidents du Canada au sens de la Loi de l'impôt.

Assemblées des porteurs de parts

L'acte de fiducie prévoit que les assemblées des porteurs de parts doivent être convoquées et tenues, entre autres, aux fins de l'élection ou de la destitution du fiduciaire, de la nomination ou de la destitution des vérificateurs de la Fiducie, de l'approbation des modifications de l'acte de fiducie (sauf pour ce qui est décrit à la rubrique « – Modification de l'acte de fiducie »), de la vente de la totalité ou de la quasi-totalité des biens de la Fiducie et du début du processus de liquidation des affaires de la Fiducie. Les assemblées des porteurs de parts seront convoquées et tenues annuellement aux fins, entre autres, de l'élection des administrateurs de la Société et de la nomination des vérificateurs de la Fiducie.

Une assemblée des porteurs de parts peut être convoquée à tout moment et à quelque fin que ce soit par la Société et doit être convoquée, sauf dans certaines circonstances, si les porteurs d'au moins 20 % des parts de fiducie alors en circulation l'exigent par écrit. Une telle demande doit, entre autres, fournir des renseignements raisonnablement détaillés sur les questions qui motivent la convocation de l'assemblée.

Les porteurs de parts peuvent assister et voter à toutes les assemblées des porteurs de parts, en personne ou par procuration, un fondé de pouvoir n'étant pas obligatoirement un porteur de parts. Deux personnes présentes ou représentées par procuration et représentant globalement au moins 10 % des droits de vote rattachés à l'ensemble des parts de fiducie en circulation forment quorum aux fins de la tenue de ces assemblées.

L'acte de fiducie comporte des dispositions relatives aux avis requis et aux formalités de convocation et de tenue des assemblées des porteurs de parts, conformément aux exigences des lois applicables.

Exercice des droits de vote rattachés aux actions de la Société

L'acte de fiducie interdit au fiduciaire d'exercer les droits de vote rattachés aux actions de la Société à l'égard des questions suivantes : (i) l'élection des administrateurs de la Société, (ii) la nomination des vérificateurs de la Société ou (iii) l'approbation des états financiers de la Société, sauf conformément à une résolution ordinaire adoptée à une assemblée annuelle des porteurs de parts. L'acte de fiducie prévoit également que le fiduciaire ne pourra, après la clôture, exercer les droits de vote rattachés aux actions en vue d'autoriser ce qui suit sans l'approbation des porteurs de parts donnée par voie de résolution spéciale à une assemblée des porteurs de parts convoquée à cette fin :

a) la vente, la location ou une autre forme d'aliénation de la totalité ou de la quasi-totalité de l'actif de la Société, ou d'une participation dans celui-ci, sauf dans le cadre d'une restructuration interne de l'actif direct ou indirect de la Société à l'issue de laquelle la Société ou la Fiducie a la même participation, ou une participation essentiellement similaire, qu'elle soit directe ou indirecte, dans l'actif que celle, qu'elle soit directe ou indirecte, qu'elle avait avant la restructuration;

b) une fusion prévue par la loi de la Société avec une autre société par actions, sauf dans le cadre d'une restructuration interne décrite à l'alinéa a) ci-dessus;

c) un arrangement prévu par la loi auquel la Société est partie, sauf dans le cadre d'une restructuration interne décrite à l'alinéa a) ci-dessus;

d) une modification des statuts de la Société en vue d'augmenter ou de diminuer le nombre minimal ou maximal d'administrateurs;

e) une modification importante des statuts de la Société en vue de modifier le capital-actions autorisé ou de modifier les droits, privilèges, restrictions et conditions rattachés à une catégorie d'actions de la Société d'une manière susceptible de porter préjudice à la Fiducie.

Fiduciaire

Valiant Trust Company est le fiduciaire de la Fiducie. Tous les pouvoirs administratifs et de gestion du fiduciaire ayant trait à la Fiducie et à l'exploitation de celle-ci ont été délégués à la Société conformément à l'acte de fiducie et à la convention d'administration. Voir « Description de la Fiducie – Délégation de pouvoirs, administration et régie de la Fiducie ». Nonobstant cette délégation générale, conformément à la convention d'administration, le fiduciaire a convenu de ne pas déléguer son pouvoir de gérer les affaires suivantes de la Fiducie :

a) l'émission, l'attestation, la contresignature, le transfert, l'échange et l'aliénation des certificats représentant les parts de fiducie;

b) la tenue du registre des porteurs de parts;

c) la distribution des espèces à distribuer aux porteurs de parts, bien que le calcul du montant de la distribution soit fait par la Société et approuvé par le conseil de Harvest puis soumis au fiduciaire par la Société pour que celui-ci verse la distribution aux porteurs de parts;

d) la mise à la poste des avis, des états financiers et des rapports destinés aux porteurs de parts aux termes de l'acte de fiducie, bien que la Société soit responsable de l'élaboration de ces documents;

e) la remise aux porteurs de parts d'une liste de base des porteurs de parts inscrits conformément aux formalités énoncées dans l'acte de fiducie;

f) la modification d'une modalité ou d'une disposition de l'acte de fiducie pour le compte de la Fiducie ou une renonciation à l'exécution ou la violation d'une telle modalité ou disposition;

g) le renouvellement ou la résiliation de la convention d'administration pour le compte de la Fiducie;

h) toute question nécessitant l'approbation des porteurs de parts conformément aux modalités de l'acte de fiducie.

L'acte de fiducie exige que le fiduciaire exerce ses pouvoirs et remplisse ses fonctions en toute honnêteté, de bonne foi et dans l'intérêt de la Fiducie et des porteurs de parts et, ce faisant, qu'il démontre le degré de prudence, de diligence et de compétence dont ferait preuve un fiduciaire raisonnablement prudent dans des circonstances comparables.

Le mandat initial du fiduciaire prendra fin à la première assemblée annuelle des porteurs de parts. Les porteurs de parts, à leur première assemblée annuelle, renouvelleront le mandat du fiduciaire ou lui nommeront un successeur pour un mandat de un an et, ainsi de suite, à chaque assemblée annuelle des porteurs de parts. Le fiduciaire peut également être destitué de ses fonctions par la Société, sur remise d'un avis écrit, dans des circonstances limitées. Une telle démission ou destitution prend effet seulement au moment où elle est approuvée au moyen d'une résolution spéciale des porteurs de parts, au moment de l'acceptation ou de la nomination d'un fiduciaire successeur et au moment où celui-ci prend en charge les obligations du fiduciaire qu'il remplace.

Responsabilité du fiduciaire

Le fiduciaire, ses administrateurs, les membres de sa direction, ses employés, ses actionnaires et ses mandataires ne seront pas responsables envers un porteur de parts ou une autre personne, qu'il s'agisse d'une responsabilité délictuelle, contractuelle ou autre, relativement à toute question se rapportant à la Fiducie ou au fonds de la Fiducie, découlant de l'exercice par le fiduciaire des pouvoirs discrétionnaires ou autres qui lui sont conférés par l'acte de fiducie, y compris toute mesure prise ou omise de bonne foi sur la foi de documents qui sont à première vue dûment signés, une dépréciation du fonds de la Fiducie ou une perte relative à celui-ci découlant de la vente d'un élément d'actif, d'une inexactitude dans une évaluation fournie par une autre personne compétente, de la confiance accordée à une telle évaluation, d'une action ou d'une omission de la Société ou d'une autre personne à laquelle le fiduciaire a, avec le consentement de la Société, délégué l'une ou l'autre de ses obligations aux termes de l'acte de fiducie, ou toute autre action ou omission (y compris le fait de ne pas obliger, de quelque manière que ce soit, un ancien fiduciaire à remédier à un manquement à ses obligations à ce titre ou le fait que la Société ne remplisse pas les obligations qui lui incombent ou qui lui sont déléguées aux termes de l'acte de fiducie ou d'un autre contrat), sauf si la responsabilité en question découle d'une faute lourde, d'un défaut délibéré ou d'une fraude du fiduciaire ou de l'un ou l'autre de ses administrateurs, des membres de sa direction, de ses employés ou de ses actionnaires. Si le fiduciaire a retenu les services d'un spécialiste, d'un conseiller ou d'un conseiller juridique approprié à l'égard d'une question liée aux obligations qui lui incombent conformément à l'acte de fiducie ou à un autre contrat, il pourra suivre ou non les conseils de ce spécialiste, de ce conseiller ou de ce conseiller juridique sans engager sa responsabilité et il sera entièrement protégé des pertes ou des responsabilités découlant d'une action ou d'un refus d'agir fondé sur de tels conseils. Dans l'exercice des pouvoirs discrétionnaires ou autres qui lui sont conférés conformément à l'acte de fiducie, le fiduciaire agit et sera réputé de façon concluante agir à titre de fiduciaire de l'actif de la Fiducie et sa responsabilité personnelle ne sera pas engagée à l'égard des dettes, du passif, des obligations, des réclamations, des mises en demeure, des jugements, des frais ou des charges à l'encontre de la Fiducie ou du fonds de la Fiducie ou relativement à ceux-ci. En outre, l'acte de fiducie comporte d'autres dispositions habituelles limitant la responsabilité du fiduciaire.

Modification de l'acte de fiducie

L'acte de fiducie peut être modifié par voie de résolution spéciale. Le fiduciaire peut, sans le consentement, l'approbation ou la ratification des porteurs de parts, modifier l'acte de fiducie aux fins suivantes :

- faire en sorte que la Fiducie se conforme aux lois ou aux exigences applicables d'une autorité ou d'un organisme gouvernemental du Canada ou d'une province;
- faire en sorte que la Fiducie respecte les dispositions des paragraphes 108(2) et 132(6) de la Loi de l'impôt, en leur version modifiée ou remplacée;
- s'assurer que les porteurs de parts bénéficient de la protection supplémentaire que le fiduciaire juge opportune;
- supprimer ou régler des conflits ou des contradictions entre les dispositions de l'acte de fiducie ou d'un acte complémentaire, d'une convention de vente de redevances directes et d'une autre convention de la Fiducie ou d'un document d'information conformément auquel des titres de la Fiducie sont émis, ou d'une loi ou

d'un règlement applicable de quelque territoire que ce soit, à la condition que, de l'avis du fiduciaire, cela ne porte pas atteinte à ses droits ou à ceux des porteurs de parts;

- prévoir que la Fiducie pourra remettre aux porteurs de parts par voie électronique les documents relatifs à la Fiducie (y compris les rapports annuel et trimestriels, notamment les états financiers, les avis de convocation aux assemblées des porteurs de parts, les circulaires d'information et les procurations) une fois que les lois sur les valeurs mobilières applicables auront été modifiées pour permettre une telle remise électronique au lieu des modes de remise habituelles, à la condition que ces modifications de l'acte de fiducie ne contreviennent pas à ces lois ou ne soient pas en conflit avec celles-ci;
- corriger ou rectifier des ambiguïtés, des dispositions inexécutoires ou contradictoires, des erreurs ou des omissions, à la condition que, de l'avis du fiduciaire, cela ne porte pas atteinte à ses droits ou à ceux des porteurs de parts;
- apporter toute modification nécessaire aux certificats représentant les parts de fiducie afin de faire en sorte que ceux-ci soient conformes aux dispositions de l'acte de fiducie, ou toute autre modification, à la condition qu'elles ne portent pas atteinte aux droits du fiduciaire et des porteurs de parts.

Offre publique d'achat

L'acte de fiducie comporte des dispositions stipulant que si une offre publique d'achat est présentée relativement aux parts de fiducie et qu'au moins 90 % de celles-ci (autres que les parts de fiducie détenues à la date de l'offre publique d'achat par l'initiateur ou des personnes avec lesquelles il a des liens ou faisant partie de son groupe ou pour leur compte) sont prises en livraison et payées par l'initiateur, celui-ci aura le droit d'acquérir les parts de fiducie détenues par les porteurs de parts qui n'auront pas accepté l'offre publique d'achat selon les conditions offertes.

Dissolution de la Fiducie

Les porteurs de parts peuvent voter en faveur de la dissolution de la Fiducie à une assemblée des porteurs de parts dûment convoquée à cette fin, sous réserve des conditions suivantes : a) un vote ne peut être tenu que si les porteurs d'au moins 20 % des parts de fiducie en circulation en ont fait la demande par écrit, b) un quorum formé de porteurs représentant 50 % des parts de fiducie émises et en circulation présents ou représentés par procuration doit être atteint et c) la dissolution doit être approuvée au moyen d'une résolution spéciale des porteurs de parts.

À moins que la Fiducie n'ait déjà été dissoute ou prorogée au moyen d'un vote des porteurs de parts, le fiduciaire devra commencer à liquider les affaires de la Fiducie le 31 décembre 2099. Si la Fiducie est dissoute, le fiduciaire vendra et convertira en espèces les redevances directes et les autres éléments d'actif constituant le fonds de la Fiducie dans le cadre d'une opération ou de plusieurs opérations publiques ou privées et prendra toutes les autres mesures nécessaires en vue de liquider le fonds de la Fiducie et agira à tous les égards conformément aux directives, le cas échéant, des porteurs de parts en ce qui a trait à la dissolution autorisée conformément à la résolution spéciale. Toutefois, la Fiducie ne devra en aucun cas être dissoute avant l'aliénation des redevances directes. Après avoir payé, honoré ou acquitté la totalité des dettes et des obligations connues de la Fiducie ou constitué une provision à cet égard, et après avoir prévu une indemnisation contre toutes les autres dettes et obligations en cours, le fiduciaire répartira le reliquat du produit de la vente de l'actif, de même que les espèces faisant partie des biens de la Fiducie, entre les porteurs de parts, conformément à leurs quote-parts respectives.

Communication de l'information destinée aux porteurs de parts

Les états financiers consolidés de la Fiducie sont vérifiés chaque année par un cabinet de comptables agréés indépendant reconnu. La Société poste les états financiers consolidés vérifiés de la Fiducie, accompagnés du rapport des comptables agréés, et les états financiers consolidés intermédiaires non vérifiés de la Fiducie aux porteurs de parts dans les délais prescrits par les lois sur les valeurs mobilières. L'exercice de la Fiducie prend fin le 31 décembre. La Fiducie est assujettie aux obligations d'information continue prévues dans les lois sur valeurs mobilières applicables.

RÉGIME D'ACHAT DE PARTS INCITATIF

La Fiducie a adopté le régime d'achat de parts incitatif qui permet au conseil de Harvest d'octroyer des droits d'achat de parts de fiducie non transférables (les « droits incitatifs ») aux administrateurs, aux membres de la direction, aux consultants, aux employés et aux autres fournisseurs de services courants de la Fiducie et de ses filiales, notamment la Société. Le régime d'achat de parts incitatif a pour but d'offrir un incitatif à long terme efficace aux participants admissibles et de les récompenser en fonction du rendement à long terme et des distributions. En date du 12 juin 2003, le nombre total de parts de fiducie pouvant être émises aux termes du régime d'achat de parts incitatif a été porté de 875 000 au nombre maximal cumulatif de 1 121 000. Le nombre total de parts de fiducie pouvant être émises aux termes du régime d'achat de parts incitatif au 15 août 2003 s'élevait à 885 500.

Le conseil de Harvest administre le régime d'achat de parts incitatif et décide quelles personnes auront le droit d'y participer, le nombre de droits incitatifs devant être octroyés et les modalités d'acquisition de ceux-ci. Le prix d'octroi des droits incitatifs (le « prix d'octroi ») est équivalent au cours de clôture des parts de fiducie le jour de bourse précédant la date de l'octroi, sauf autorisation contraire. Le prix d'exercice (le « prix d'exercice ») par droit est calculé en déduisant du prix d'octroi le montant total des distributions par part versées par la Fiducie après la date de l'octroi; toutefois, ce montant devra constituer un rendement supérieur à 0,833 % du coût des immobilisations comptabilisé de la Fiducie, moins la totalité de la dette, de l'insuffisance (de l'excédent) du fonds de roulement ou des frais d'épuisement et d'amortissement des équivalents de titres d'emprunt et des impôts à payer futurs sur ces immobilisations à la fin de chaque mois.

Les droits incitatifs peuvent être exercés pendant une période maximale de cinq ans à compter de la date de leur octroi et on peut y mettre fin si leur porteur cesse d'être un participant admissible ou s'il décède. Le cas échéant, le porteur a le droit, dans les 30 jours suivant la date à laquelle il a cessé d'être un participant admissible ou à la fin de la période d'exercice, selon la première éventualité, d'exercer les droits incitatifs qui lui sont acquis. En cas de décès, la succession du porteur a le droit, dans les six mois suivant le décès ou à la fin de la période d'exercice, selon la première éventualité, d'exercer les droits incitatifs acquis au prix d'exercice en vigueur à la date du décès. Les droits incitatifs non acquis au moment où le porteur cesse d'occuper son poste ou décède deviennent immédiatement nuls et non avenus. La Fiducie a le choix de régler les droits incitatifs en circulation au moyen de parts de fiducie ou d'espèces. Le nombre de parts de fiducie devant être émises en règlement des droits incitatifs en circulation correspond au nombre obtenu en multipliant le nombre de droits incitatifs par le quotient obtenu en divisant la différence entre le cours d'une part de fiducie et le prix d'exercice par le cours de la part de fiducie. Les espèces versées en règlement des droits incitatifs en circulation correspondent à la différence entre le cours d'une part de fiducie et le prix d'exercice multipliée par le nombre de droits incitatifs à régler.

Le tableau qui suit présente des renseignements sur les droits incitatifs en circulation aux termes du régime d'achat de parts incitatif au 15 août 2003.

Groupe	Date d'octroi des droits incitatifs	Nombre de parts de fiducie visées par des options	Prix d'octroi	Cours de clôture le jour précédant l'octroi	Prix d'exercice au 15 août 2003	Date d'expiration	Valeur au marché du droit incitatif[1]
Hauts dirigeants (4)	25 novembre 2002	475 000	8,00 $	8,00 $	6,40 $	25 novembre 2007	2 470 000 $
Administrateurs (4)	25 novembre 2002	75 000	8,00 $	8,00 $	6,40 $	25 novembre 2005	390 000 $
	14 février 2003	34 500	10,75 $	10,75 $	9,55 $	14 février 2008	70 725 $
Employés et consultants (16)	25 novembre 2002	237 500	8,00 $	8,00 $	6,40 $	25 novembre 2005	1 235 000 $
	24 janvier 2003	32 500	10,21 $	10,21 $	8,81 $	24 janvier 2008	90 675 $
	15 juillet 2003	12 500	10,18 $	10,18 $	9,98 $	15 juillet 2008	20 250 $
	17 juillet 2003	7 500	10,20 $	10,20 $	10.20 $	17 juillet 2008	10 500 $
	18 juillet 2003	11 000	10,30 $	10,30 $	10,30 $	18 juillet 2008	14 300 $

Note

(1) Selon la différence entre le cours de clôture des parts de fiducie le 15 août 2003 à la TSX, soit 11,60 $, et le prix d'octroi du droit incitatif, moins les distributions par part de fiducie versées après la date à laquelle le droit incitatif a été octroyé, multiplié par le nombre de parts de fiducie visées par le droit incitatif.

RÉGIME DE RÉINVESTISSEMENT DES DISTRIBUTIONS

La Fiducie a obtenu toutes les approbations des organismes de réglementation compétents et a mis en oeuvre le régime de réinvestissement. **Les porteurs de parts qui sont des résidents de la province du Québec ou des États-Unis ne peuvent pas participer au régime de réinvestissement.** Le régime de réinvestissement donne aux porteurs de parts de fiducie admissibles la possibilité d'accumuler des parts de fiducie supplémentaires en réinvestissant les espèces à distribuer qu'ils reçoivent. Il revient à la Société de décider si les parts de fiducie seront acquises au cours en vigueur (qui ne devrait pas dépasser 115 % du cours moyen pondéré en fonction du volume des parts de fiducie à la TSX au cours de la période de dix jours de bourse précédant immédiatement la date à laquelle les parts de fiducie sont acquises) ou s'il s'agira de nouvelles parts de fiducie émises à 95 % du cours des parts de fiducie (calculé selon le cours moyen pondéré des parts de fiducie à la TSX au cours de la période débutant le deuxième jour ouvrable suivant la date de clôture des registres relative à la distribution et se terminant le deuxième jour ouvrable précédant immédiatement la date de versement de la distribution à laquelle au moins un lot régulier de parts de fiducie est négocié). Les participants au régime de réinvestissement peuvent également acheter des parts de fiducie à 100 % du cours de celles-ci (comme il est indiqué ci-dessus) en investissant des sommes supplémentaires d'au plus 5 000 $ par mois et d'au moins 1 000 $ à la fois; toutefois, le nombre total de parts de fiducie qui peuvent être émises chaque exercice aux termes des paiements optionnels en espèces est limité à au plus 2 % du nombre de parts de fiducie émises et en circulation au début de l'exercice en question. Au 15 août 2003, 647 294 nouvelles parts de fiducie avaient été émises depuis le 15 février 2003 en contrepartie d'un produit de 6 378 367 $, en raison de la participation au régime de réinvestissement et des distributions en espèces versées par la Fiducie. Pour obtenir de plus amples renseignements concernant l'émission de parts de fiducie aux termes du régime de réinvestissement, voir « Ventes antérieures ».

STRUCTURE DU CAPITAL DE LA FIDUCIE

Le tableau qui suit résume la structure du capital consolidé de la Fiducie aux dates indiquées.

Désignation	Autorisé	En cours ou en circulation au 31 décembre 2002	En cours ou en circulation au 30 juin 2003	En cours ou en circulation au 30 juin 2003 compte tenu du placement et de l'opération relative à NFX
Facilité bancaire existante[(1)]	60 000 000 $ US	45 286 396 $	40 982 388 $	Néant
Emprunt renouvelable à vue[(2)]	5 225 000 $	Néant	4 575 000 $	Néant
Billet à ordre[(3)]	850 000 $	Néant	850 000 $	Néant
Nouvelle facilité bancaire[(4)]	105 000 000 $	Néant	Néant	• $
Financement provisoire par capitaux propres[(5)]	40 000 000 $	Néant	Néant	• $
Parts de fiducie[(6)(7)(8)]	Nombre illimité	36 727 997 $ (9 312 500 parts de fiducie)	63 273 216 $ (12 237 551 parts de fiducie)	• $ (• parts de fiducie)
Bons de souscription[(6)]	150 000	150 000 $ (150 000 bons de souscription)	Néant	Néant

Notes

(1) Voir « Renseignements portant sur la Société – Emprunts de la Société ».

(2) Voir « Renseignements portant sur la Société – Emprunts de la Société ».

(3) Billet à ordre (« billet ») émis le 27 juin 2003 par la Fiducie dans le cadre de l'acquisition de WEI et de la participation de concessionnaire connexe le 1er juin 2003 (voir « Harvest Energy Trust – Évolution générale de l'entreprise »). Le 26 août 2003, la Fiducie a versé 863 973 $ aux fins du règlement du capital et des intérêts courus associés au billet.

(4) Voir « Renseignements portant sur la Société – Emprunts de la Société ».

(5) Voir « Description de la Fiducie – Emprunts de la Fiducie ».

(6) Voir « Ventes antérieures ».

(7) Aux termes d'un crédit-relais consenti par Caribou à la Fiducie, la Fiducie a émis à Caribou 150 000 bons visant la souscription d'un nombre équivalent de parts de fiducie à 1,00 $ chacune. Ces bons ont été exercés le 23 janvier 2003. Voir « Dirigeants et autres personnes intéressés dans des opérations importantes ».

(8) Les montants ne comprennent pas la levée de l'option d'attribution excédentaire qui, si elle est levée en entier, résulterait en un montant en cours aux termes de la nouvelle facilité bancaire de • $, des montants en cours de • $ aux termes de la convention de financement provisoire par capitaux propres et • parts de fiducie (• $).

EMPLOI DU PRODUIT

Le produit net que la Fiducie tirera de la vente des parts de fiducie aux termes des présentes est évalué à • M$ (• $ si l'option d'attribution excédentaire est levée intégralement), déduction faite de la rémunération de • $ (• $ si l'option d'attribution excédentaire est levée intégralement) payable aux preneurs fermes et des frais du présent placement estimés à 250 000 $. Le produit net pour la Fiducie sera affecté en totalité au financement partiel des propriétés devant être acquises par la Société dans le cadre de l'opération relative à NFX. La clôture du présent placement n'aura lieu que si l'opération relative à NFX est réalisée.

Le solde de la contrepartie nécessaire au financement de l'acquisition des propriétés devant être acquises par la Société dans le cadre de l'opération relative à NFX, soit environ • $ (• $ si l'option d'attribution excédentaire est levée intégralement), sera financé au moyen de la nouvelle facilité bancaire à raison d'environ • M$ (• $ si l'option d'attribution excédentaire est levée intégralement) et du financement provisoire aux termes de la convention de financement provisoire par capitaux propres à raison de la tranche restante de • M$ (• M$ si l'option d'attribution excédentaire est levée intégralement). Si la clôture du présent placement survient après la réalisation de l'opération relative à NFX, la Fiducie prendra des dispositions en vue d'obtenir un financement provisoire supplémentaire ou un autre financement par emprunt en vue de financer l'opération relative à NFX jusqu'à la réalisation du présent placement.

RAPPORT DE GESTION

Le présent rapport de gestion sur la situation financière et les résultats d'exploitation de la Fiducie devrait être lu de concert avec les états financiers consolidés intermédiaires non vérifiés du trimestre et du semestre arrêtés au 30 juin 2003 ainsi qu'avec les états financiers consolidés vérifiés paraissant ailleurs dans ce prospectus.

Informations prospectives

Ce qui suit renferme des informations prospectives concernant la Fiducie. Ces informations portent sur des événements et conditions à venir et, à ce titre, font l'objet de risques et d'incertitudes qui pourraient faire en sorte que les résultats réels diffèrent grandement de ceux qui y sont prévus. Les informations et opinions sur les perspectives futures de la Fiducie sont fondées sur les renseignements disponibles au 20 août 2003. Se reporter à la rubrique intitulée « Mise en garde relative aux énoncés prospectifs ».

Semestre arrêté au 30 juin 2003

Volumes des ventes

La production de la Fiducie est constituée de pétrole de densité moyenne, de pétrole lourd, de liquides de gaz naturel et de gaz naturel provenant de propriétés situées dans le centre-est de l'Alberta. Au cours du trimestre et du semestre arrêtés au 30 juin 2003, les ventes de pétrole et de gaz naturel se sont établies à une moyenne de 9 632 bep/j et 8 734 bep/j, respectivement.

	Trimestre arrêté au 30 juin 2003		Semestre arrêté au 30 juin 2003	
Pétrole de densité moyenne (b/j)	4 232	44 %	3 488	40 %
Pétrole lourd (b/j)	5 139	53 %	5 001	57 %
Total du pétrole (b/j)	9 371	97 %	8 489	97 %
Liquides de gaz naturel (b/j)	67	1 %	65	1 %
Total du pétrole et des liquides de gaz naturel (b/j)	9 438	98 %	8 554	98 %
Gaz naturel (kpi^{3}j)	1 161	2 %	1 077	2 %
Total de l'équivalent de pétrole (6 :1 bep/j)	9 632	100 %	8 734	100 %

Au 30 juin 2003, le taux quotidien de production de la Fiducie avait augmenté et était de 10 556 bep/j, ce qui reflétait l'incidence des activités continues de mise en valeur et d'optimisation ainsi que des acquisitions durant le trimestre. La Fiducie prévoit qu'en raison des acquisitions de propriétés pétrolifères et gazéifères et de la poursuite du programme de mise en valeur et d'optimisation, sa production continuera d'augmenter dans le reste de 2003.

Produits

Dans le trimestre et le semestre arrêtés au 30 juin 2003, les produits, avant les redevances, ont totalisé respectivement 24,6 millions de dollars et 50,9 millions de dollars, ce qui a résulté des prix moyens qui ont été obtenus, soit 28,69 $ et 32,86 $ le baril de pétrole et de liquides de gaz naturel et 5,93 $ et 7,48 $ le kpi^3 de gaz naturel, respectivement. Dans l'ensemble, le programme de couverture de la Fiducie a eu pour conséquence des réductions d'environ 4,34 $ et 7,94 $ par bep produit au cours de ce trimestre et de ce semestre respectivement. La Fiducie prévoit conserver sa stratégie actuelle en matière de couverture et, pour le reste de 2003, elle a couvert quelque 7 500 b/j de sa production à un prix moyen d'environ 33,00 $ CA le baril.

Produits d'exploitation nets

Ce qui suit résume les produits d'exploitation nets de la Fiducie pour les périodes arrêtées au 30 juin 2003 :

	(bep/$)	
	Trimestre arrêté au 30 juin 2003	**Semestre arrêté au 30 juin 2003**
Prix du marché	28,69	32,86
Perte de couverture	4,34	7,94
Prix obtenu	24,35	24,92
Redevances, montant net	3,96	4,12
Frais d'exploitation	7,68	8,66
Produits d'exploitation nets	12,71	12,14

Charges au titre des redevances

La Fiducie a payé des redevances d'un montant net de 3,3 millions de dollars et 6,2 millions de dollars au cours du trimestre et du semestre arrêtés au 30 juin 2003, respectivement, ce qui a correspondu à environ 3,96 $ et 4,12 $ par bep. Le montant net des redevances pour le trimestre a été constitué de 1,9 million de dollars de redevances de propriétaire franc et d'impôts miniers sur les propriétés franches, de 1,4 million de dollars de redevances à la Couronne, de 0,1 million de dollars de redevances dérogatoires brutes et de 0,1 million de dollars de redevances reçues. Le montant net des redevances pour le semestre a compris 4,1 millions de dollars de redevances de propriétaire franc et d'impôts miniers sur les propriétés franches, 2,1 millions de dollars de redevances à la Couronne, 0,2 million de dollars de redevances dérogatoires brutes et 0,2 million de dollars de redevances reçues.

Coûts de production

Pour le trimestre et le semestre arrêtés au 30 juin 2003, les coûts de production de la Fiducie ont été respectivement de 6,6 millions de dollars et 13,4 millions de dollars, soit environ 7,68 $ et 8,66 $ par bep. La Société est l'exploitant de la quasi-totalité des propriétés de la Fiducie. Les coûts de production les plus importants de la Fiducie sont ceux qu'elle engage au titre de l'énergie électrique (60 %) et de l'entretien (15 %). Pour ce qui est du reste de 2003, la Fiducie a couvert quelque 48 % de sa consommation actuelle d'énergie électrique à un prix moyen de 45,10 $ le MWh.

Frais généraux et administratifs

Les frais généraux et administratifs se sont élevés à 0,8 million de dollars, soit 0,92 $ par bep, et à 1,5 million de dollars, soit 0,98 $ par bep, durant le trimestre et le semestre arrêtés au 30 juin 2003, respectivement. Dans ces périodes, des tranches de 0,4 million de dollars et 0,5 million de dollars des frais généraux et administratifs ont été capitalisées relativement aux activités d'acquisition et d'optimisation des gisements.

Intérêts débiteurs et amortissement des frais de financement reportés

Les intérêts débiteurs et les frais de financement reportés se sont élevés à 1,1 million de dollars et 2,2 millions de dollars pour le trimestre et le semestre arrêtés au 30 juin 2003, respectivement. L'amortissement des frais de financement reportés associés aux coûts de garantie des facilités de crédit bancaire s'est élevé respectivement à 0,4 million de dollars et 0,8 million de dollars pour le trimestre et le semestre à l'étude. Les frais de financement reportés seront amortis selon la méthode linéaire sur la durée de la facilité de crédit bancaire concernée.

Épuisement, amortissement et frais futurs de restauration des lieux

La provision pour l'épuisement, l'amortissement et les frais futurs de restauration des lieux a totalisé 7,8 millions de dollars et 13,5 millions de dollars pour le trimestre et le semestre arrêtés au 30 juin 2003, respectivement, et a été constituée de 6,9 millions de dollars et 12,1 millions de dollars au titre de l'épuisement et de l'amortissement des propriétés pétrolifères et gazéifères, d'environ 26 000 $ et 50 000 $ aux fins de l'amortissement du mobilier de bureau et du matériel et de 0,8 million de dollars et 1,4 million de dollars eu égard aux frais futurs d'abandon et de restauration des lieux. Les taux d'épuisement des propriétés pétrolifères et gazéifères ont été respectivement

d'environ 8,09 $ et 7,84 $ par bep et ont été fondés sur les coûts des propriétés pétrolifères et gazéifères qui ont été acquises, sur les dépenses en immobilisations qui ont été engagées et sur les frais généraux et administratifs qui ont été capitalisés. Les taux de 0,95 $ et de 0,89 $ par bep qui ont servi à établir la provision pour les frais futurs de restauration des lieux ont été établis d'après le montant final des frais futurs qu'ont estimé la direction et un tiers indépendant, à savoir 18,8 millions de dollars. L'amortissement du mobilier de bureau et du matériel a été calculé selon la méthode linéaire et à des taux variant de 20 % à 33 %.

Impôts sur les bénéfices

Pour le trimestre et le semestre arrêtés au 30 juin 2003, les impôts sur les bénéfices ont compris respectivement quelque 32 000 $ et 52 000 $ au titre de l'impôt des grandes sociétés et 1,2 million de dollars et 0,2 million de dollars d'impôts sur les bénéfices futurs. Hormis l'impôt des grandes sociétés, ni la Fiducie, ni sa filiale en exploitation ne devraient avoir à verser d'impôts en 2003.

Flux de trésorerie et bénéfice

Pour le trimestre et le semestre arrêtés au 30 juin 2003, les flux de trésorerie liés à l'exploitation consolidés ont totalisé 9,5 millions de dollars et 16,0 millions de dollars, et le bénéfice net consolidé s'est situé à 1,2 million de dollars et 4,9 millions de dollars, respectivement.

La Fiducie calcule et présente les flux de trésorerie liés à l'exploitation par part de fiducie puisqu'il s'agit d'une mesure du rendement financier qu'utilisent couramment certains analystes et investisseurs pour comparer des sociétés productrices de pétrole et de gaz naturel. Cependant, cette mesure n'est pas définie par les principes comptables généralement reconnus du Canada (les « PCGR »). Elle ne doit donc pas être analysée de manière isolée et ne peut remplacer d'autres mesures traditionnelles relevant des PCGR. La mesure des flux de trésorerie liés à l'exploitation que présente la Fiducie n'est pas nécessairement comparable à celles employées par d'autres entreprises ou fiducies, et ce, mêmes si celles-ci utilisent la même expression.

Les chiffres correspondants par part de fiducie et par bep sont les suivants :

	Trimestre arrêté au 30 juin 2003			**Semestre arrêté au 30 juin 2003**		
	Par part de fiducie			**Par part de fiducie**		
	De base	**Dilué**	**Par bep**	**De base**	**Dilué**	**Par bep**
Flux de trésorerie liés à l'exploitation	0,84 $	0,82 $	11,12 $	1,47 $	1,45 $	10,36 $
Bénéfice net	0,10 $	0,08 $	1,37 $	0,45 $	0,44 $	3,18 $

Dépenses en immobilisations

Durant le trimestre et le semestre arrêtés au 30 juin 2003, les dépenses en immobilisations ont totalisé respectivement 32,5 millions de dollars et 38,4 millions de dollars et ont été engagées essentiellement aux fins de l'acquisition de propriétés pétrolifères et gazéifères productives dans l'est de l'Alberta, propriétés qui ont étayé les activités de la Fiducie et enrichi sa production.

Le programme continu d'optimisation des propriétés acquises par la Fiducie a été élargi afin qu'il englobe également les nouveaux gisements des propriétés acquises dans le deuxième trimestre de 2003. Malgré les dépenses supplémentaires, il est toujours prévu que ce programme sera parachevé en quasi-totalité au cours du troisième trimestre de 2003 et que ses coûts estimatifs se chiffreront à 14,5 millions de dollars.

Structure du capital et ressources financières

Au 30 juin 2003, l'emprunt remboursable à vue s'établissait à quelque 45,6 millions de dollars et les frais de financement reportés non amortis étaient de 1,4 million de dollars, comparativement à 45,3 millions de dollars et 2,2 millions de dollars, respectivement, au 31 décembre 2002. Une tranche importante de l'emprunt remboursable à

vue est libellée en dollars américains, ce qui, en raison de taux de change favorables, a donné lieu à des gains de change non réalisés de 1,0 million de dollars et 3,5 millions de dollars au cours du trimestre et du semestre arrêtés au 30 juin 2003, respectivement.

Au 30 juin 2003, le solde du fonds de roulement se situait à 6,5 millions de dollars, exclusion faite de l'emprunt remboursable à vue et du billet à ordre à payer, contre 10,6 millions de dollars au 31 décembre 2002. L'écart de 4,2 millions de dollars a découlé essentiellement des frais engagés dans le cadre du programme d'optimisation de la Fiducie.

Le 17 juillet 2003, la Société a conclu une lettre d'entente avec le prêteur de la nouvelle facilité bancaire relativement à la nouvelle facilité bancaire que lui a consentie un consortium composé de deux banques à charte canadiennes et de ATB Financial et le 29 juillet 2003, la Fiducie a conclu une convention de financement provisoire par capitaux propres. Se reporter aux rubriques intitulées « Renseignements portant sur la Société – Emprunts de la Société » et « Description de la Fiducie – Emprunts de la Fiducie ».

Distributions

Dans la première moitié de 2003, la Fiducie a versé des distributions de 0,20 $ par mois. Du montant des distributions déclarées et versées au cours de ces six mois, une tranche d'environ 32 % a été réinvestie par les porteurs de parts par voie du régime de réinvestissement des distributions de la Fiducie. Ainsi, le montant net des distributions en espèces qui ont été versées dans ce semestre a été de 8,3 millions de dollars. La Fiducie s'attend que 45 % des distributions de 2003 soient imposables et que 55 % constituent un remboursement de capital aux porteurs de parts. De nouvelles acquisitions de propriétés pétrolifères et gazéifères pourraient modifier le pourcentage des distributions assujetties à l'impôt.

Période allant du 10 juillet 2002 (date de la création) au 31 décembre 2002

Production et volumes des ventes

La production de la Fiducie est constituée de pétrole de densité moyenne, de pétrole lourd, de liquides de gaz naturel et de gaz naturel provenant de propriétés situées dans l'est de l'Alberta. En 2002, les ventes de pétrole et de gaz naturel se sont établies à une moyenne de 4 307 bep/j. Le tableau ci-dessous donne le détail des volumes des ventes moyens pour les 175 jours d'exploitation de la Fiducie en 2002 :

Volumes des ventes en 2002			(%)
Pétrole de densité moyenne	2 718	b/j	63
Pétrole lourd	1 463	b/j	34
Total du pétrole	4 181	b/j	97
Liquides de gaz naturel	22	b/j	1
Total du pétrole et des liquides	4 203	b/j	98
Gaz naturel	624	kpi³/j	2
Total de l'équivalent de pétrole	4 307	bep/j	100

Les propriétés acquises le 10 juillet 2002 (zone Thompson Lake) et le 15 novembre 2002 (zone Hayter/Provost) ont produit quelque 2 785 bep/j et 1 522 bep/j, respectivement. Dans les 46 derniers jours de 2002, la production moyenne des propriétés pétrolifères et gazéifères de Hayter/Provost a été de 5 791 bep/j. À la fin de l'exercice 2002, la production de la Fiducie totalisait 8 610 bep/j, soit 5 795 b/j de pétrole lourd, 2 600 b/j de pétrole de densité moyenne, 19 b/j de liquides de gaz naturel et 1 177 kpi³/j de gaz naturel.

Prix des marchandises

La Fiducie a obtenu un prix de vente moyen de 30,13 $ le bep au cours de l'exercice 2002. Compte tenu de l'incidence des pertes de couverture du pétrole de 1,0 million de dollars, ce prix a été de 28,79 $ le bep. Le tableau suivant indique la moyenne des prix au gisement que la Fiducie a touchés en 2002 pour chacun de ses produits :

Moyenne des prix de vente au gisement en 2002		
Pétrole lourd	22,63	$/b
Pétrole de densité moyenne	34,21	$/b
Total du pétrole	30,16	$/b
Liquides de gaz naturel	37,64	$/b
Total du pétrole et des liquides	30,20	$/b
Gaz naturel	4,54	$/kpi³
Équivalent de pétrole	30,14	$/bep

La majeure partie de la production de pétrole lourd de la Fiducie a résulté de l'acquisition des propriétés de Hayter/Provost le 15 novembre 2002. Concurremment à cette opération, la Fiducie a conclu un contrat portant sur la vente de pétrole lourd à compter de la date d'acquisition des propriétés jusqu'au 31 décembre 2003. Le volume visé par cette entente, soit 6 000 b/j, est constitué d'environ 5 000 b/j de pétrole lourd et 1 000 b/j de condensats. Le prix que touche la Fiducie est fondé sur un tunnel sur le prix du WTI moins un écart fixe de 8,233 $ US le baril. Le prix plafond de ce tunnel est de 25,477 $ US le baril, et son prix plancher est de 22,633 $ US le baril. Dans les faits, ce contrat restreint les conséquences que pourraient avoir les fluctuations des prix du pétrole et de l'écart du pétrole lourd sur le plan commercial de la Fiducie.

La Fiducie a conclu des couvertures matérielles à l'égard d'une partie de sa production de pétrole de densité moyenne. Au cours de la période allant de septembre 2002 au 31 décembre 2002, elle a touché un prix de 39,31 $ le baril sur 1 200 b/j et a également vendu 500 b/j aux termes d'un tunnel comportant un prix plancher de 36,50 $ le baril et un prix plafond de 41,67 $ le baril. La Fiducie a également conclu plusieurs couvertures financières pour 2003, 2004 et 2005. Ses couvertures sont décrites en détail dans la note traitant des instruments financiers et afférente aux états financiers consolidés vérifiés paraissant ailleurs dans ce prospectus.

Le conseil d'administration de la Société examine et approuve une politique de gestion des risques qui donne à la direction des directives concernant les ententes de couverture. De plus, le conseil d'administration passe en revue et approuve les couvertures que négocie l'équipe de direction. Conformément à sa politique de gestion des risques, la Fiducie a conclu des couvertures avec diverses contreparties solvables afin d'atténuer le risque inhérent à l'incapacité des contreparties d'honorer leurs engagements contractuels.

La Fiducie conclut des ententes de couverture afin de s'assurer que les prix qu'elle obtient pour la production provenant de réserves productives prouvées lui procureront suffisamment de flux de trésorerie pour qu'elle puisse verser ses distributions mensuelles aux porteurs de parts et financer ses programmes d'investissement et d'acquisition dans le cadre de son plan commercial, lequel suppose la continuité de son exploitation. Dans l'ensemble, la Fiducie s'est assurée que les prix qu'elle touchera en 2003 à l'égard de 7 600 b/j de sa production généreront des flux de trésorerie qui lui permettront de verser des distributions de 0,20 $ par mois et qui l'aideront à financer son programme d'investissement.

Produits

En 2002, les produits, avant les redevances, ont totalisé 21,8 millions de dollars et ont résulté de la composition des ventes indiquée ci-après :

Produit	**(en milliers de dollars)**	**(en %)**
Pétrole lourd	5 791	27
Pétrole de densité moyenne	16 277	75
Liquides de gaz naturel	144	1
Gaz naturel	496	2
Produits tirés de la production	22 708	105
Couvertures	(1 009)	(5)
Total	21 699	100

Charges au titre des redevances

La Fiducie a payé des redevances de 2,9 millions de dollars en 2002, soit quelque 3,80 $ par bep. Le tableau ci-dessous en donne le détail :

Produit	À la Couronne	Autres qu'à la Couronne	Total	% des produits tirés de la production
	Charges au titre des redevances (en milliers de dollars)			
Pétrole lourd	358	841	1 199	21
Pétrole de densité moyenne	746	807	1 553	10
Liquides de gaz naturel	19	1	20	14
Gaz naturel	77	15	92	19
Total	1 200	1 664	2 864	13

Les redevances associées à la production de 2002 n'ont pas été admissibles au CIAR puisque cette production a été acquise auprès de sociétés qui avaient déjà obtenu le montant maximal du CIAR. Cependant, toute redevance à la Couronne résultant de la production des puits forés par la Fiducie sera admissible au CIAR.

Frais d'exploitation

Pour 2002, les frais d'exploitation de la Fiducie ont été de 6,4 millions de dollars, ou 8,49 $ par bep. La Fiducie est l'exploitant de toutes ses grandes propriétés. Elle considère qu'il est important d'exploiter elle-même ses propriétés puisque cela lui permet de s'assurer que ses meilleures méthodes sont appliquées aux activités d'exploitation, et ce, dans l'optique de réduire au minimum les coûts et d'optimiser la production et le taux de récupération des réserves.

Les coûts de l'énergie électrique (49 %), de l'entretien (17 %) et de la main-d'œuvre (8 %) constituent la majeure partie des coûts d'exploitation de la Fiducie. Dans le passé, la consommation nette d'énergie électrique au gisement a été d'environ 18 MW. Compte tenu de l'incidence de l'acquisition de la propriété Killarney en avril 2003, la consommation d'énergie électrique augmentera en 2003, pour s'établir à environ 24 MW. En 2002, la Fiducie a conclu des contrats visant l'achat, en 2003, de 5 MW d'énergie électrique au prix de 46,30 $ le MWh. Au début de 2003, la Fiducie a également conclu un contrat afin de fixer, pour 2004, à 46,00 $ le MWh le prix de 5 autres MW. En outre, la Fiducie a convenu d'acheter 9,75 MW à 44,50 $ le MWh au cours de la période allant du 1er avril 2003 au 31 mars 2006.

En raison du stade de maturité des propriétés pétrolifères et gazéifères de la Fiducie et du fait que la direction entend réduire le taux de leur baisse de production et accroître la récupération des hydrocarbures qu'elles recèlent, les frais d'entretien continueront de représenter une partie importante des coûts d'exploitation. Cependant, la Fiducie est d'avis qu'avec une attention soutenue et quotidienne et une saine planification, elle saura bien les gérer.

Ses 26 employés sur le terrain assurent l'exploitation de ses puits. Ces employés reçoivent une rémunération comparable à celle offerte dans le secteur et, pour mieux les motiver, ils ont droit à des primes fondées sur le rendement de la Fiducie et leur propre rendement. La direction est d'avis qu'avoir ses propres employés sur le terrain au lieu de faire appel à des entrepreneurs externes joue un rôle de premier plan dans la réalisation fructueuse de son plan commercial.

Produits d'exploitation nets

En 2002, la marge d'exploitation de la Fiducie a été de 12,6 millions de dollars, ou 16,66 $ par bep. Ce qui suit résume ses produits d'exploitation nets :

	En milliers de dollars	$/bep	% des produits
Produits tirés de la production	22 708	30,13	104
Pertes de couverture	(1 009)	(1,34)	(5)
Produits tirés des redevances	120	0,16	1
Redevances	(2 864)	(3,80)	(13)
Frais d'exploitation	(6 396)	(8,49)	(29)
Produits d'exploitation nets	12 559	16,66	58

Frais généraux et administratifs

Les frais généraux et administratifs se sont élevés à 0,8 million de dollars, ou 1,00 $ par bep, en 2002. De ce montant, une tranche de 0,6 million de dollars, ou 0,77 $ par bep, a été imputée aux résultats. Conformément à la stratégie de continuité de l'exploitation de la Fiducie et contrairement à d'autres fiducies traditionnelles du secteur de l'énergie, une partie de ses frais généraux et administratifs est liée à ses activités de mise en valeur de propriétés pétrolifères et gazéifères. C'est pourquoi des frais généraux et administratifs de 0,2 million de dollars, ou 0,23 $ par bep, ont été capitalisés.

Intérêts débiteurs et amortissement des frais de financement reportés

Les intérêts débiteurs se sont élevés à 2,0 millions de dollars et les frais de financement reportés amortis associés aux coûts de garantie des facilités de crédit bancaire ont totalisé 0,6 million de dollars. En 2002, la Fiducie a engagé 0,8 million de dollars d'intérêts débiteurs sur la dette bancaire qui a servi à financer une partie des acquisitions de propriétés pétrolifères et gazéifères et à lui procurer du fonds de roulement. La Fiducie a également payé 1,2 million de dollars d'intérêts sur un crédit-relais et sur une débenture qui l'ont aidée à démarrer ses activités. Le crédit-relais et la débenture ont été remboursés le 5 décembre 2002, date à laquelle la Fiducie a mené à terme son premier appel public à l'épargne.

Le 31 décembre 2002, la dette bancaire s'élevait à 45,7 millions de dollars et les frais de financement reportés non amortis s'établissaient à 2,2 millions de dollars. Les frais de financement reportés seront amortis selon la méthode linéaire sur la durée de la facilité de crédit bancaire concernée.

Épuisement, amortissement et frais futurs de restauration des lieux

En 2002, la provision pour l'épuisement, l'amortissement et les frais futurs de restauration des lieux a totalisé 5,7 millions de dollars. Ce montant a compris 5,1 millions de dollars au titre de l'épuisement et de l'amortissement des propriétés pétrolifères et gazéifères, 32 000 $ aux fins de l'amortissement du mobilier de bureau et du matériel et 0,5 million de dollars eu égard aux frais futurs d'abandon et de restauration des lieux. Le taux d'épuisement et d'amortissement des propriétés pétrolifères et gazéifères a été de 6,77 $ par bep et a été fondé sur les coûts d'acquisition des propriétés pétrolifères et gazéifères. Le taux de 0,72 $ par bep qui a servi à déterminer le montant de la provision pour les frais futurs de restauration des lieux a été établi d'après le montant final des frais futurs qu'ont estimé la direction et un tiers indépendant, à savoir 9,2 millions de dollars. L'amortissement du mobilier de bureau et du matériel a été calculé selon la méthode linéaire et à des taux variant de 10 % à 33 %.

Impôts sur les bénéfices

Pour 2002, les impôts sur les bénéfices ont été constitués de 47 000 $ au titre de l'impôt des grandes sociétés et d'un recouvrement d'impôts futurs de 1,3 million de dollars, ce qui a résulté de la consolidation des résultats de la Fiducie et de ceux de la Société.

À la fin de 2002, la Société disposait de catégories de biens de 32 millions de dollars pouvant être utilisés pour réduire son bénéfice d'exercices à venir. Ces catégories comprenaient 6,3 millions de dollars de frais à l'égard de biens canadiens relatifs au pétrole et au gaz (« FBCPG »), 0,2 million de dollars de frais d'aménagement au Canada, 0,3 million de dollars de frais d'exploration au Canada, 21,7 millions de dollars de coûts de biens corporels non déduits, 2,2 millions de dollars de frais de financement reportés et 1,3 million de dollars de reports prospectifs de pertes autres qu'en capital. De même, la Fiducie avait des catégories de biens totalisant 63 millions de dollars, soit 48,3 millions de dollars de FBCPG, 2,7 millions de dollars de frais d'émission de parts de fiducie et 12,0 millions de dollars de pertes fiscales.

Flux de trésorerie et bénéfice

En 2002, les flux de trésorerie et le bénéfice net consolidés ont été de 9,5 millions de dollars (12,61 $ par bep) et de 5,1 millions de dollars (6,81 $ par bep), respectivement. Les montants correspondants par part de fiducie ont été de 6,83 $ (6,43 $ après dilution) et 3,69 $ (3,46 $ après dilution), respectivement, ce qui est largement supérieur à ceux

qui seront inscrits en 2003 puisque la quasi-totalité des parts de fiducie ont été en circulation pendant seulement 26 jours en 2002.

Dépenses en immobilisations

Pour l'exercice 2002, les dépenses en immobilisations ont totalisé 76,9 millions de dollars. Les acquisitions de propriétés pétrolifères et gazéifères, au coût de 76,2 millions de dollars, ont représenté la majeure partie de ces dépenses. Le tableau ci-dessous renferme des renseignements détaillés sur les acquisitions de propriétés réalisées au cours de l'exercice.

Acquisitions

				Coût par bep	
Zone	**Date de conclusion**	**Production acquise (bep/j)**	**Prix d'acquisition (en milliers de dollars)**	**Réserves établies ($/bep)**	**Production à la conclusion ($/bep/j)**
Thompson Lake	Juillet et octobre 2002	2 754	27 185	5,85	9 871
Hayter	Le 15 novembre 2002	5 752	49 968	6,57	8 513
Total des acquisitions de propriétés		8 506	76 153	6,30	8 953

Risques commerciaux

La Fiducie entend réaliser son plan commercial de façon à créer de la valeur pour les porteurs de parts par voie du versement de distributions mensuelles stables et du maintien de la valeur liquidative par part de fiducie. Au moment de la planification de la mise en œuvre de ce plan, il a été établi que les éléments suivants constituaient des risques et, dans certains cas, des occasions propres aux activités de la Fiducie :

1. Le risque opérationnel lié à la production de pétrole et de gaz naturel;

2. Le risque inhérent aux réserves et concernant le volume des réserves récupérables;

3. Le risque lié aux prix des marchandises puisque les prix du pétrole et du gaz naturel fluctuent en raison des forces du marché;

4. Les risques financiers, tels ceux découlant des variations des taux de change entre les dollars canadien et américain, des taux d'intérêt et des obligations en matière de service de la dette;

5. Les risques associés à l'environnement et à la sécurité que posent les puits et les installations de production; et

6. Les risques inhérents à l'évolution des politiques gouvernementales, dont les modifications des lois sur les redevances et l'impôt et des programmes d'encouragement destinés au secteur pétrolier et gazier.

Sensibilités et perspectives

Les marchés du pétrole brut sont demeurés volatils au cours du premier trimestre de 2003, et il semble qu'ils s'affaibliront pendant le reste de l'exercice. Pour atténuer le risque auquel l'exposent la contraction des prix du pétrole et la volatilité des écarts entre le pétrole léger et le pétrole lourd, la Fiducie a élaboré un programme exhaustif de gestion des risques. Quelque 80 % de ses ventes de pétrole brut en 2003 ont été couverts, et ce, à des prix variant de 23,50 $ US à 28,08 $ US le baril. Ces couvertures permettent à la Fiducie d'estimer ses produits à court terme avec un degré élevé de certitude.

Le tableau ci-dessous indique l'incidence des variations de facteurs variables clés sur les flux de trésorerie et les distributions de la Fiducie :

	WTI (Prix/b)	Écart au titre de la qualité du pétrole	Production de pétrole brut	Taux préférentiel bancaire aux États-Unis	Taux de change $ CA/$ US
Hypothèse	28,40 $ US	Divers	9 100 b/j	4,25 %	0,67 $
Variation	1,00 $ US	1,00 $ US	100 b/j	1 %	0,01 $
Flux de trésorerie (en milliers de dollars)	159 $	1 520 $	602 $	381 $	1 252 $
Flux de trésorerie par part de fiducie	0,01 $	0,13 $	0,05 $	0,04 $	0,11 $

VARIATION DU COURS ET VOLUME DE NÉGOCIATION

Les parts de fiducie sont inscrites et affichées à des fins de négociation à la TSX sous le symbole boursier « HTE.UN » depuis le 5 décembre 2002. Le tableau qui suit présente les cours extrêmes intrajournaliers et le volume de négociation des parts de fiducie affichés par la TSX pour les périodes indiquées.

Période	Haut	Bas	Volume
2002			
Décembre (du 5 au 31)	9,50	8,25	561 757
2003			
Janvier	11,00	9,45	396 022
Février	10,95	10,38	185 001
Mars	11,75	9,90	310 856
Avril	10,40	9,82	442 838
Mai	10,50	9,80	319 726
Juin	10,25	9,55	1 032 762
Juillet	10,85	9,82	551 893
Août	12,65	10,80	643 984

Note

(1) Le 2 septembre 2003, soit le dernier jour où des parts de fiducie ont été négociées avant la date du présent prospectus, le cours de clôture des parts de fiducie s'est établi à 12,60 $ à la TSX.

VENTES ANTÉRIEURES

Le 10 juillet 2002, la Fiducie a émis 100 parts de fiducie au constituant initial de la Fiducie en contrepartie de la somme de 100 $ afin de faciliter son organisation.

Le 5 décembre 2002, 3 750 000 parts de fiducie ont été émises au prix de 8,00 $ chacune au moment de la clôture du premier appel public à l'épargne et 5 000 000 de parts de fiducie ont été émises au prix de 1,00 $ chacune au moment du règlement d'une débenture dont le capital s'élevait à 5 000 000 $, qui avait été émise par la Fiducie en faveur de 990148 Alberta Ltd. (voir « Dirigeants et autres personnes intéressés dans des opérations importantes »). Le 17 décembre 2002, 562 500 parts de fiducie ont été émises au prix de 8,00 $ chacune au moment de la levée d'une option d'attribution excédentaire qui avait été octroyée aux preneurs fermes dans le cadre du premier appel public à l'épargne.

Le 24 janvier 2003, 150 000 parts de fiducie ont été émises à Caribou au prix de 1,00 $ chacune au moment de la levée des bons de souscription de parts de fiducie en circulation qui avaient été émis par la Fiducie à Caribou à titre de commission d'engagement à l'égard des crédits-relais consentis par Caribou (voir « Dirigeants et autres personnes intéressés dans des opérations importantes »).

Le 7 mars 2003, 1 500 000 bons de souscription spéciaux ont été exercés contre des parts de fiducie. Les bons de souscription de parts de fiducie spéciaux ont été émis le 4 février 2003, déduction faite de la rémunération des preneurs fermes correspondant à 5 % et des frais d'émission d'environ 550 000 $.

Le 27 mai 2003, la Fiducie a émis 200 000 parts de fiducie au prix de 10,50 $ chacune, en contrepartie de l'achat d'une propriété productrice de pétrole brut. Le 27 juin 2003, la Fiducie a émis 625 000 parts de fiducie au prix de 10,00 $ chacune, à titre de contrepartie partielle de l'achat de la totalité des actions ordinaires de WEI et d'une participation de 99 % au bénéfice net de certaines propriétés productrices de pétrole et de gaz naturel détenues par WEI.

Le tableau qui suit indique les parts de fiducie émises aux termes du régime de réinvestissement :

Mois de distribution	Date de clôture des registres	Date de versement	Parts de fiducie émises aux termes du régime de réinvestissement	Montant
Janvier	31 janvier 2003	17 février 2003	79 208	794 650 $
Février	28 février 2003	17 mars 2003	73 230	780 223
Mars	31 mars 2003	15 avril 2003	96 019	907 805
Avril	30 avril 2003	15 mai 2003	98 535	925 662
Mai	31 mai 2003	16 juin 2003	103 059	990 697
Juin	30 juin 2003	15 juillet 2003	104 425	989 718
Juillet	31 juillet 2003	15 août 2003	92 818	989 612
Au 15 août 2003			647 294	6 378 367

DISTRIBUTIONS EN ESPÈCES

Le tableau qui suit indique le montant par part de fiducie des distributions en espèces mensuelles versées par la Fiducie depuis la réalisation du premier appel public à l'épargne.

2003	Distribution par part de fiducie
Janvier(1)	0,20 $
Février	0,20 $
Mars	0,20 $
Avril	0,20 $
Mai	0,20 $
Juin	0,20 $
Juillet	0,20 $
Août(2)	0,20 $

Notes

(1) Cette distribution était la première distribution en espèces versée par la Fiducie après la réalisation du premier appel public à l'épargne.

(2) La Fiducie a annoncé le 21 août 2003 que la prochaine distribution en espèces mensuelle de 0,20 $ par part de fiducie sera versée le 15 septembre 2003 aux porteurs de parts inscrits le 29 août 2003.

Les porteurs de parts inscrits à la date de clôture des registres pourront recevoir les distributions en espèces mensuelles des espèces à distribuer qui deviendront payables le 15e jour suivant la date de clôture des registres et, si cette date de versement n'est pas un jour ouvrable, le jour ouvrable suivant le 15e jour suivant la date de clôture des registres.

Les souscripteurs qui achètent des parts de fiducie dans le cadre du présent placement et qui détiennent ces parts de fiducie à la date de clôture des registres pertinente pourront recevoir les distributions à compter de la distribution prévue payable le 15 octobre 2003, à la condition que la clôture du présent placement ait lieu au plus tard le 30 septembre 2003, soit la date de clôture des registres prévue relative à cette distribution. Si la clôture du présent placement a lieu après le 30 septembre 2003, les souscripteurs n'auront pas droit à cette distribution. Les souscripteurs ne pourront recevoir la distribution devant être versée aux porteurs de parts le 15 septembre 2003, dont la date de clôture des registres était le 29 août 2003. Voir « Distributions en espèces ».

TITRES ENTIERCÉS

Relativement à la réalisation du premier appel public à l'épargne, certains membres du groupe de la direction détenant des débentures de 990148 Alberta Ltd. d'un capital global de 4 777 500 $ (qui ont été réglées au moyen de 4 777 500 parts de fiducie qui, au 15 août 2003, représentaient environ 38 % des parts de fiducie en circulation, soit environ • % compte tenu du présent placement et de l'exercice des droits d'achat de parts de fiducie incitatifs) ont signé un engagement en faveur des preneurs fermes du premier appel public à l'épargne aux termes duquel ils s'engageaient à ne pas placer ni vendre, ni convenir de placer ou de vendre, ni conclure un arrangement en vue de placer ou de vendre des parts de fiducie ou d'autres titres de la Fiducie ou de la Société ou des titres convertibles en titres de la Fiducie ou de la Société, échangeables contre de tels titres ou pouvant être levés ou exercés de quelque autre manière afin d'acheter de tels titres, alors détenus par ces porteurs ou par leur conjoint ou conjointe, directement ou indirectement, à quelque moment que ce soit jusqu'au 28 novembre 2004. Voir « Dirigeants et autres personnes intéressés dans des opérations importantes ».

MODE DE PLACEMENT

Conformément à la convention de prise ferme, la Fiducie a convenu d'émettre et de vendre aux preneurs fermes et les preneurs fermes ont individuellement convenu d'acheter, le • 2003, ou à une autre date dont les parties à la convention de prise ferme pourraient convenir, un nombre total de • parts de fiducie. Les parts de fiducie seront remises à la condition que les preneurs fermes versent à la Fiducie, à la clôture, • $ par part de fiducie. La convention de prise ferme prévoit que la Fiducie versera aux preneurs fermes une rémunération de • $ par part de fiducie émise et vendue par la Fiducie, soit une rémunération totale de • $ payable par la Fiducie en contrepartie des services que les preneurs fermes auront fournis dans le cadre du présent placement. Les modalités du placement ont été établies par voie de négociation entre la Société, pour le compte de la Fiducie, et Financière Banque Nationale Inc. pour son propre compte et celui des autres preneurs fermes.

La Fiducie a octroyé aux preneurs fermes l'option d'attribution excédentaire qui permet à ceux-ci d'acheter un nombre maximal de • parts de fiducie supplémentaires au prix d'émission et qui peut être levée pendant la période expirant 30 jours après la date de clôture du présent placement, afin de couvrir les attributions excédentaires, s'il y a lieu, et à des fins de stabilisation du marché. La Fiducie versera aux preneurs fermes une rémunération de • $ par part de fiducie émise aux termes de l'option d'attribution excédentaire. Si l'option d'attribution excédentaire est levée intégralement, le prix d'émission, la rémunération des preneurs fermes et le produit net pour la Fiducie, sans tenir compte des frais d'émission, totaliseront respectivement • $, • $ et • $. Le présent prospectus assure l'admissibilité de l'octroi de l'option d'attribution excédentaire ainsi que de l'émission des parts de fiducie qui seront émises si l'option d'attribution excédentaire est levée intégralement.

Les obligations des preneurs fermes aux termes de la convention de prise ferme sont individuelles et les preneurs fermes peuvent y mettre fin, à leur discrétion, si certaines conditions se réalisent. Entre autres, le placement n'aura lieu que si l'opération relative à NFX est réalisée. Si un preneur ferme n'achète pas les parts de fiducie qu'il a convenu d'acheter, les autres preneurs fermes pourront, sans y être tenus, acheter ces parts de fiducie. Toutefois, les preneurs fermes sont tenus de prendre en livraison et de payer la totalité des parts de fiducie si au moins l'une d'entre elles est achetée conformément à la convention de prise ferme. La convention de prise ferme prévoit également que la Fiducie et la Société indemniseront les preneurs fermes et leurs administrateurs, les membres de leur direction, leurs mandataires, leurs actionnaires et leurs employés de certaines responsabilités et de certains frais.

Les preneurs fermes ont informé la Fiducie que, relativement au présent placement, ils peuvent faire des opérations visant à fixer ou à stabiliser le cours des parts de fiducie à un niveau autre que celui qui serait par ailleurs formé sur le marché libre. Ces opérations, si elles sont commencées, seront effectuées conformément aux lois sur les valeurs mobilières applicables et pourront être interrompues à tout moment.

Les parts de fiducie n'ont pas été et ne seront pas inscrites en vertu de la *Securities Act of 1933* des États-Unis, en sa version modifiée (la « loi sur les valeurs mobilières américaine ») et ne peuvent être placées ou vendues aux États-Unis, sauf dans le cadre de certaines opérations dispensées des exigences d'inscription de la loi sur les valeurs mobilières américaine et des lois sur les valeurs mobilières applicables des États. Chacun des preneurs fermes a convenu de ne pas placer, vendre ou remettre de parts de fiducie aux États-Unis, sauf conformément à la règle 144A adoptée en vertu de la loi sur les valeurs mobilières américaine.

En outre, jusqu'à l'expiration de la période de 40 jours suivant le début du présent placement, le courtier (qu'il participe ou non au présent placement) qui place ou vend des parts de fiducie aux États-Unis pourrait violer les exigences d'inscription de la loi sur les valeurs mobilières américaine s'il ne se conforme pas à la règle 144A adoptée en vertu de la loi sur les valeurs mobilières américaine.

PORTEURS DE PARTS PRINCIPAUX

À la connaissance des administrateurs et des membres de la direction de la Société, il n'y a qu'une seule personne qui est propriétaire, directement ou indirectement, de parts de fiducie comportant plus de 10 % des droits de vote rattachés à la totalité des parts de fiducie émises et en circulation, ou qui exerce une emprise sur de telles parts de fiducie, comme il est indiqué ci-dessous :

		Nombre de parts de fiducie détenues en propriété		Pourcentage de parts de fiducie	
Nom et adresse de l'actionnaire	Type de propriété	Sans tenir compte du placement	Compte tenu du placement	Sans tenir compte du placement	Compte tenu du placement
M. Bruce Chernoff	Direct et véritable	4 853 179[1]	•[2]	39,0 %	• %[2]

Notes

(1) Y compris les parts de fiducie détenues par Caribou, société contrôlée par M. Chernoff et les parts de fiducie détenues dans les comptes REEE au profit des enfants de M. Chernoff.

(2) En présumant qu'aucune partie de l'option d'attribution excédentaire n'est levée.

CONSIDÉRATIONS FISCALES FÉDÉRALES CANADIENNES

De l'avis de Burnet, Duckworth & Palmer LLP, conseillers juridiques de la Fiducie, et de Blake, Cassels & Graydon s.r.l., conseillers juridiques des preneurs fermes (collectivement, les « conseillers juridiques »), le texte qui suit constitue un résumé juste et adéquat des principales conséquences fiscales fédérales canadiennes applicables aux acquéreurs de parts de fiducie émises aux termes des présentes. Le présent résumé ne s'applique qu'aux personnes qui, aux fins de la Loi de l'impôt et à tous les moments pertinents, sont ou sont réputés être résidents du Canada, détiendront les parts de fiducie à titre d'immobilisations et n'auront aucun lien de dépendance avec la Fiducie et les preneurs fermes. Le présent résumé ne s'applique pas aux « institutions financières » qui sont assujetties aux dispositions relatives à l'évaluation à la valeur du marché de la Loi de l'impôt, ni aux personnes pour lesquelles un placement dans des parts de fiducie constituerait un « abri fiscal » ou un « abri fiscal déterminé ». En général, les parts de fiducie seront considérées comme étant détenues à titre d'immobilisations, à moins que le porteur de parts ne soit un négociant ou un courtier en valeurs mobilières ou qu'il n'exerce une entreprise considérée comme un risque de caractère commercial à l'égard des parts de fiducie. Les parts de fiducie de certains porteurs de parts, autres que les négociants ou les courtiers en valeurs mobilières, qui pourraient ne pas être admissibles à titre d'immobilisations pourraient le devenir si leurs porteurs font le choix à vie relatif à la disposition de titres canadiens. Les porteurs de parts qui veulent faire ce choix devraient consulter leur fiscaliste.

Le présent résumé est fondé sur les dispositions de la Loi de l'impôt et du Règlement de l'impôt sur le revenu (le « règlement »), sur toutes les propositions expresses visant à modifier la Loi de l'impôt et le règlement qui ont été annoncées publiquement avant la date des présentes et sur l'interprétation que donnent les conseillers juridiques aux pratiques et aux politiques administratives actuelles de l'Agence des douanes et du revenu du Canada (« Revenu Canada »). Sauf indication contraire dans les présentes, le présent résumé ne tient pas compte de modifications proposées ou éventuelles de la législation, que ce soit par voie judiciaire ou législative, et ne tient pas compte des lois fiscales des provinces canadiennes ni des lois fiscales étrangères.

Le présent résumé, de nature générale seulement, n'est pas destiné à constituer un avis fiscal à l'intention des acquéreurs éventuels de parts de fiducie. Les conséquences fiscales pour un porteur donné dépendront de la situation particulière de celui-ci, les acquéreurs éventuels sont donc priés de consulter leur fiscaliste à ce sujet.

Régime fiscal de la Fiducie

Harvest a confirmé que la Fiducie satisfait actuellement à certains critères factuels qui lui permettent d'être admissible à titre de « fiducie de fonds commun de placement » aux fins de la Loi de l'impôt, et le présent résumé présume qu'elle demeurera admissible à ce titre. Pour ce faire, certaines conditions prévues dans la Loi de l'impôt doivent être respectées à tout moment. Harvest compte s'assurer que ces conditions sont satisfaites à tout moment et que la Fiducie demeurera admissible à ce titre; sinon, les considérations fiscales relatives aux parts de fiducie seront considérablement différentes de celles qui sont décrites ci-après.

Imposition de la Fiducie

La Fiducie est assujettie à l'impôt chaque année d'imposition sur son revenu de l'année, y compris l'intérêt couru réalisé net, s'il y a lieu, et toutes les sommes reçues à l'égard des redevances que la Fiducie détient sur les propriétés pétrolifères et gazéifères (les « redevances »). En règle générale, la Fiducie ne peut déduire les redevances versées à la Couronne pour son compte par la Société, mais a droit à une « déduction relative aux ressources » correspondant à 25 % de ses « bénéfices relatifs à des ressources modifiés ». Aux termes des modifications proposées, la Fiducie sera tenue d'inclure le revenu tiré de redevances au moment où il est cumulé et non au moment où il est reçu. Les modifications proposées prévoient également que la Fiducie pourra déduire les redevances à la Couronne et qu'elle n'aura pas droit à la déduction relative aux ressources, ces changements devant être mis en œuvre graduellement de 2003 à 2006. De manière générale, la Fiducie peut déduire les frais relatifs à l'émission des parts de fiducie sur cinq ans, selon la méthode de l'amortissement linéaire. La Fiducie pourra également déduire les frais raisonnables engagés dans le cadre de ses activités courantes.

La Fiducie peut déduire, dans le calcul de son revenu de toutes provenances d'une année d'imposition, une somme qui ne dépasse pas 10 %, d'après une échelle décroissante, de son compte de FBCPG cumulatifs à la fin de l'année en question. Si, en raison de la vente d'une propriété par la Société et de l'extinction de la redevance connexe, le produit de disposition devient payable à la Fiducie au cours d'une année d'imposition, le montant de ce produit (le « produit de disposition de la redevance ») devra être déduit du solde du compte de FBCPG cumulatifs de la Fiducie calculé par ailleurs. Si la totalité ou une partie du produit de disposition de la redevance à recevoir au cours d'une année d'imposition est utilisée au cours de l'année en question par la Fiducie dans le but d'acquérir des droits de redevance supplémentaires sur un ou plusieurs avoirs miniers canadiens, la somme ainsi utilisée sera versée, au cours de l'année en question, à son compte de FBCPG cumulatifs. Si le solde du compte de FBCPG cumulatifs de la Fiducie à la fin de l'année d'imposition en question, une fois que toutes les inclusions et les déductions relatives à cette année ont été faites, correspond à un nombre négatif, ce nombre négatif sera inclus dans le revenu de l'année de la Fiducie.

La Loi de l'impôt exige que la Fiducie calcule son revenu ou sa perte d'une année d'imposition comme si elle était un particulier résidant au Canada. Dans la mesure où la Fiducie a un revenu imposable au cours d'une année d'imposition, une fois que les inclusions et les déductions décrites ci-dessus ont été faites, elle pourra déduire la totalité des sommes qu'elle a versées ou doit verser aux porteurs de parts au cours de l'année.

Aux terme de l'acte de fiducie, une somme correspondant à la totalité du revenu de la Fiducie de chaque année sera payable aux porteurs de parts de fiducie. Sous réserve des exceptions décrites ci-dessous, toutes les sommes payables aux porteurs de parts de fiducie seront versées au moyen de distributions en espèces.

L'acte de fiducie permet à la Fiducie d'affecter son revenu au financement des rachats contre espèces de parts de fiducie, et le revenu ainsi utilisé n'est pas payable aux porteurs de parts au moyen de distributions en espèces. Dans ce cas, le revenu de la Fiducie est payable aux porteurs de parts de fiducie sous forme de parts de fiducie supplémentaires (les « parts de fiducie réinvesties »). En outre, conformément à l'acte de fiducie, la Fiducie peut, dans certaines circonstances, émettre des billets de rachat (au sens donné à ce terme à la rubrique « Droit au rachat » de l'acte de fiducie) afin de financer le rachat de parts de fiducie plutôt que distribuer des placements de la Fiducie. Une somme correspondant au revenu de la Fiducie utilisé aux fins des remboursements de capital des billets de rachat et des versements d'intérêt sur ceux-ci peut également être payable aux porteurs de parts de fiducie sous forme de parts de fiducie réinvesties plutôt qu'au moyen de distributions en espèces. Des parts de fiducie réinvesties peuvent également être distribuées si la Fiducie ne dispose pas de fonds suffisants afin de verser en entier la distribution par ailleurs payable à la date de clôture des registres relative à cette distribution.

Aux fins de la Loi de l'impôt, la Fiducie entend déduire dans le calcul de son revenu le montant intégral qu'elle peut déduire au cours de chaque année dans la mesure de son revenu de l'année calculé par ailleurs. En conséquence de cette déduction, il est prévu que la Fiducie n'aura qu'un impôt négligeable à verser en vertu de la Loi de l'impôt. Toutefois, aucune garantie ne peut être donnée à cet égard.

Imposition des porteurs de parts

Le revenu qu'un porteur de parts tire des parts de fiducie sera considéré comme un revenu tiré de biens et non comme un revenu relatif à des ressources (ou des bénéfices relatifs à des ressources aux fins de la déduction relative aux ressources) aux fins de la Loi de l'impôt. Les pertes subies par la Fiducie aux fins de la Loi de l'impôt ne peuvent être attribuées aux porteurs de parts ni être considérées comme des pertes subies par ces derniers.

Le porteur de parts sera généralement tenu d'inclure dans le calcul de son revenu d'une année d'imposition donnée la partie du bénéfice net de la Fiducie d'une année d'imposition qui lui est versée ou lui est payable au cours de cette année d'imposition ou dont il peut exiger le versement, y compris les sommes qui sont payables sous forme de parts de fiducie réinvesties.

En règle générale, l'excédent du revenu imposable de la Fiducie qui est payé ou payable par la Fiducie à un porteur de parts au cours d'une année ne devrait pas être inclus dans le revenu du porteur de l'année en question. Toutefois, la somme qui devient payable au porteur de parts, sauf le produit de disposition de parts de fiducie ou de fractions de celles-ci, sera portée en diminution du prix de base rajusté des parts de fiducie détenues par ce porteur de parts. Dans la mesure où le prix de base rajusté d'une part de fiducie est inférieur à zéro, le nombre négatif sera réputé être un gain en capital réalisé par le porteur de parts au moment de la disposition de la part de fiducie au cours de l'année où le nombre négatif est obtenu, et le prix de base rajusté de la part de fiducie au début de l'année suivante sera nul.

Le prix initial d'une part de fiducie émise aux termes des présentes pour un porteur de parts correspondra au prix d'émission de cette part de fiducie. Les parts de fiducie réinvesties émises à un porteur de parts au lieu d'une distribution en espèces sur le revenu auront un prix initial correspondant au montant de ce revenu. Il faudra faire la moyenne du prix initial et du prix de base rajusté de toutes les autres parts de fiducie détenues par le porteur de parts afin d'obtenir le prix de base rajusté respectif de chaque part de fiducie.

De manière générale, la disposition réelle ou réputée d'une part de fiducie par un porteur de parts, au moment d'un rachat ou autrement, donnera lieu à un gain en capital (ou à une perte en capital) pour le porteur de parts dans la mesure où le produit de disposition (à l'exclusion des sommes payables par la Fiducie qui doivent par ailleurs être incluses dans le revenu du porteur de parts, comme il est décrit ci-dessus) est supérieur (ou inférieur) au total du prix de base rajusté de la part de fiducie pour le porteur de parts et des frais de disposition raisonnables.

En vertu de la Loi de l'impôt, la moitié du gain en capital réalisé par le porteur de parts au moment de la disposition d'une part de fiducie et le montant total des gains en capital imposables nets attribués par la Fiducie au porteur de parts seront inclus dans le revenu de celui-ci pour l'année de la disposition ou de l'attribution, selon le cas, à titre de gain en capital imposable. Sous réserve de certaines règles expresses de la Loi de l'impôt, la moitié d'une perte en capital subie au moment de la disposition d'une part de fiducie peut être déduite des gains en capital imposables réalisés par le porteur de parts au cours de l'année de la disposition, au cours des trois années d'imposition antérieures ou d'une année d'imposition ultérieure.

Les gains en capital imposables réalisés par le porteur de parts qui est un particulier peuvent donner lieu à l'impôt minimum de remplacement selon la situation du porteur de parts. Le porteur de parts qui, tout au long d'une année d'imposition, est une « société privée dont le contrôle est canadien », au sens de la Loi de l'impôt, peut être redevable d'un impôt remboursable supplémentaire de 6 2/3 % sur certains de ses revenus de placement, y compris les gains en capital imposables.

SITUATION DANS LE SECTEUR

Réglementation du gouvernement canadien

Le secteur pétrolier et gazier est assujetti à de nombreux contrôles et règlements imposés par divers paliers de gouvernement. Il n'est pas prévu que ces contrôles ou règlements auront une incidence sur l'exploitation de la Fiducie considérablement différente de celle qu'ils auraient sur d'autres sociétés ou fiducies pétrolières et gazières de taille similaire. Toutes les lois actuelles sont du domaine public et la Fiducie ne peut prévoir les autres lois ou les modifications qui pourraient être adoptées.

Établissement des prix et commercialisation du pétrole

Au Canada, les producteurs de pétrole négocient des contrats de vente directement avec les acheteurs, de sorte que le prix du pétrole est déterminé par le marché. Ce prix est en partie tributaire de la qualité du pétrole, du prix du pétrole des producteurs concurrents, de la distance par rapport au marché, de la valeur des produits raffinés et de l'équilibre entre l'offre et la demande. Le pétrole peut être exporté aux termes de contrats d'exportation dont la durée n'excède pas un an, dans le cas du pétrole brut léger, et deux ans, dans le cas du pétrole brut lourd, à la condition toutefois qu'une ordonnance approuvant cette opération ait été obtenue de l'Office national de l'énergie (l'« ONE »). Toute exportation de pétrole aux termes d'un contrat d'une durée plus longue (jusqu'à concurrence de 25 ans) exige de l'exportateur qu'il obtienne un permis d'exportation de l'ONE, et la délivrance d'un tel permis nécessite l'approbation du gouverneur en conseil.

Établissement des prix et commercialisation du gaz naturel

Au Canada, le prix du gaz naturel vendu sur les marchés interprovinciaux et internationaux est fixé par voie de négociation entre les acheteurs et les vendeurs. Le gaz naturel exporté du Canada est assujetti à la réglementation de l'ONE et du gouvernement du Canada. Les exportateurs sont libres de négocier le prix et les autres modalités avec les acheteurs, à la condition que les contrats d'exportation continuent de respecter certains critères prescrits par l'ONE et le gouvernement du Canada. Les exportations de gaz naturel doivent être faites aux termes d'une ordonnance de l'ONE si leur durée est inférieure à deux ans ou s'échelonne entre deux et 20 ans (pour des quantités d'au plus 30 000 m^3/j). Pour effectuer des exportations de gaz naturel aux termes d'un contrat d'une durée plus longue (jusqu'à concurrence de 25 ans) ou à l'égard de quantités plus grandes, un exportateur doit obtenir un permis d'exportation de l'ONE et la délivrance d'un tel permis nécessite l'approbation du gouverneur en conseil.

Les gouvernements de l'Alberta et de la Saskatchewan réglementent également le volume de gaz naturel qui peut être extrait de leurs territoires à des fins d'utilisation à l'extérieur de ceux-ci, d'après certains facteurs tels que la disponibilité des réserves, les modalités de transport et les questions relatives au marché.

Accord de libre-échange nord-américain (« ALENA »)

Le 1er janvier 1994, l'ALENA conclu entre les gouvernements du Canada, des États-Unis et du Mexique est entré en vigueur. Il reprend la plupart des modalités importantes ayant trait aux ressources énergétiques qui figurent dans l'Accord de libre-échange conclu entre le Canada et les États-Unis. Dans le contexte des ressources énergétiques, le Canada demeure libre de déterminer si des exportations aux États-Unis ou au Mexique seront permises, à la condition que les restrictions à l'exportation n'aient pas pour effet (i) de diminuer la proportion des ressources énergétiques exportées par rapport à la consommation intérieure (calculée d'après la proportion de la période de 36 mois la plus récente), (ii) d'imposer un prix à l'exportation supérieur au prix intérieur ni (iii) de perturber les réseaux d'approvisionnement habituels. Il est interdit aux trois pays d'imposer des exigences minimales en matière de prix à l'exportation ou à l'importation.

L'ALENA prévoit la réduction des mesures de restriction du commerce imposées par le Mexique dans le secteur de l'énergie et interdit l'imposition de restrictions frontalières et de taxes à l'exportation discriminatoires. Il prévoit également que les organismes de réglementation devront recevoir des directives plus claires qui feront en sorte que les changements d'ordre réglementaire seront mis en application de façon équitable et réduiront au minimum toute perturbation des ententes contractuelles, ce qui est important pour les exportateurs canadiens de gaz naturel.

Redevances et mesures incitatives

Outre les règlements fédéraux, chaque province a des lois et des règlements qui régissent, notamment, la propriété de terrains, les taux de production et la protection de l'environnement. Le régime des redevances a une influence considérable sur la rentabilité de la production de pétrole et de gaz naturel. Les redevances à payer sur la production tirée de terrains n'appartenant pas à la Couronne sont fixées par voie de négociation entre le propriétaire minier et le locataire. Les redevances à la Couronne sont fixées par règlement gouvernemental et correspondent habituellement à un pourcentage de la valeur de la production brute, et le taux des redevances exigibles repose généralement en partie sur les prix de référence prescrits, la productivité des puits, l'emplacement géographique, la date à laquelle le gisement a été découvert et le type ou la qualité du produit pétrolier. D'autres redevances et droits similaires à des redevances sont à l'occasion retranchés de la participation du propriétaire de l'intérêt économique direct dans le cadre d'opérations fermées. On les appelle souvent redevances dérogatoires, redevances dérogatoires brutes ou participations aux bénéfices nets ou intérêt passif net.

Les gouvernements du Canada, de l'Alberta et de la Saskatchewan ont créé à l'occasion des programmes incitatifs, qui comprennent des réductions du taux des redevances, des exonérations temporaires des redevances et des crédits d'impôt, afin de stimuler l'exploration pétrolière et gazière ou des projets de planification plus élaborés.

Les règlements adoptés en vertu de la *Mines and Minerals Act* (Alberta) prévoient diverses mesures incitatives favorisant l'exploration et la mise en valeur de réserves pétrolifères en Alberta. Le pétrole produit à partir de prolongements horizontaux entrepris au moins cinq ans après le forage initial du puits peut également être admissible à une réduction de redevances. Une exonération de 8 000 m^3 pendant une période de 24 mois peut également s'appliquer à la production provenant d'un puits qui n'a donné aucune production pendant une période de 12 mois si la production a repris après le 1er février 1993. En outre, la production de pétrole provenant de puits d'exploration de nouveaux champs et de puits d'essai de gisements en profondeur admissibles dont le forage a été entrepris ou qui ont été approfondis après le 30 septembre 1992 est admissible à une exonération de redevances de 12 mois (jusqu'à concurrence de 1 M$). Le pétrole produit à partir de puits à faible productivité, au moyen de méthodes de récupération assistée (telles que les puits d'injection) et les projets expérimentaux peuvent également faire l'objet de réductions de redevances.

Le gouvernement de l'Alberta a également mis en place la redevance relative au pétrole de découverte récente (*third tier royalty*) comportant un taux de base de 10 % et un taux plafond 25 % à l'égard des gisements de pétrole découverts après le 30 septembre 1992. La redevance destinée à la Couronne s'appliquant au pétrole ancien comporte un taux de base de 10 % et un taux plafond de 35 %.

Dans la province d'Alberta, la redevance destinée à la Couronne s'appliquant à la production de gaz naturel, sous réserve de diverses mesures incitatives, se situe entre 15 % et 30 %, dans le cas du gaz naturel nouveau, et entre 15 % et 35 %, dans le cas du gaz naturel ancien, selon un prix de référence moyen prescrit ou propre à une société. Le gaz naturel produit à partir de puits de gaz naturel d'exploration admissibles dont le forage a été entrepris ou qui ont été approfondis après le 31 juillet 1985 et avant le 1er juin 1988 est admissible à une exonération de redevances pendant une période de 12 mois, ou jusqu'à concurrence d'un montant maximal prescrit. Le gaz naturel produit à partir d'intervalles admissibles dans des puits de gaz naturel admissibles dont le forage a été entrepris ou qui ont été approfondis à plus de 2 500 mètres fait également l'objet d'une exonération de redevances dont le montant varie selon la profondeur du puits.

En Alberta, un producteur de pétrole ou de gaz naturel a droit à un crédit sur la production de pétrole et de gaz naturel admissible à l'égard des redevances payables à la Couronne aux termes du programme relatif au CIAR. Le programme relatif au CIAR est fondé sur une formule axée sur les prix, et le taux du CIAR varie entre 75 %, si le prix du pétrole est égal ou inférieur à 100 $ le mètre cube, et 25 % s'il est supérieur à 210 $ le mètre cube. Le taux du CIAR s'applique aux redevances destinées à la Couronne de l'Alberta payables par chaque producteur ou groupe de producteurs associés, jusqu'à concurrence de 2 000 000 $. En règle générale, les redevances à payer à la Couronne sur la production tirée de propriétés productives acquises auprès de sociétés demandant le CIAR maximal ne donnent pas droit au CIAR. Le taux est fixé trimestriellement en fonction du « prix nominal » moyen établi par le ministère de l'Énergie de l'Alberta pour le trimestre précédent.

Le 22 décembre 1997, le gouvernement de l'Alberta a annoncé son intention de procéder à un examen du programme relatif au CIAR en vue de fixer des objectifs mieux adaptés à un programme réduit et de régler les difficultés administratives. Le 30 août 1999, le gouvernement de l'Alberta a annoncé qu'il ne réduirait pas l'ampleur du programme, mais qu'il instaurerait de nouvelles règles afin de diminuer le nombre de personnes qui y sont admissibles.

Les congés et les réductions de redevances accordées au secteur pétrolier et gazier qui s'appliquent à certains puits réduisent le montant des redevances destinées à la Couronne versé aux gouvernements provinciaux. En Alberta, le programme relatif au CIAR prévoit une remise sur les redevances versées à la Couronne de l'Alberta à l'égard de propriétés productives admissibles. Aucune des propriétés existantes n'est admissible au CIAR.

En date du 1er janvier 1994, le gouvernement de la Saskatchewan a revu son régime fiscal applicable au secteur pétrolier et gazier. Certaines redevances sur les puits existants à cette date sont demeurées les mêmes, c'est-à-dire qu'elles sont assujetties à diverses périodes de réduction de redevances ou d'impôts. Bien qu'un certain nombre d'incitatifs aient été éliminés ou réduits (tels que les incitatifs à l'égard des puits intercalaires verticaux et des puits horizontaux à plus faible coût), de nouveaux programmes incitatifs ont été mis en œuvre afin de stimuler l'activité d'exploration et de mise en valeur dans la province.

Le nouveau régime fiscal de la Saskatchewan prévoit des incitatifs visant à stimuler le forage de nouveaux puits de pétrole verticaux au moyen d'un barème révisé de redevances et d'impôts pour les nouveaux puits de pétrole verticaux et la production supplémentaire tirée de projets d'injection d'eau nouveaux ou étendus, mais non pour les puits horizontaux. Le taux de redevances à la Couronne s'appliquant aux découvertes récentes (*third tier*) et le barème d'impôts relatif à la production en propriété franche, qui ne s'appliquent pas aux puits horizontaux, sont axés sur les prix et varient selon qu'il s'agit de pétrole lourd ou non (d'un minimum de 10 % à l'égard du pétrole lourd au prix de référence à un maximum de 35 % à l'égard du pétrole léger ou moyen à un prix supérieur au prix de référence). Les exonérations temporaires de redevances et d'impôts antérieures axées sur la durée applicables aux nouveaux puits de pétrole forés à la verticale ont été remplacées par des incitatifs sous forme de réductions de redevances et d'impôts axées sur le volume : une redevance maximale de 5 % (avant l'application du crédit d'impôt de 1 % au titre des ressources de la Saskatchewan) s'appliquera à divers volumes, selon la profondeur et la nature du puits (jusqu'à 25 000 mètres cubes de pétrole dans le cas des puits d'exploration profonds). La redevance maximale applicable à la première tranche de 12 000 mètres cubes de pétrole est passée de 5 % à 10 % pour la production provenant de certains puits de rentrée horizontaux. En outre, les exonérations temporaires de redevances et d'impôts accordées à l'égard des puits de pétrole horizontaux profonds ont été remplacées par un incitatif portant sur un volume de 25 000 mètres cubes (redevance maximale de 5 %). La production provenant de puits de pétrole réactivés admissibles est assujettie à un nouveau taux de redevances maximal de 5 % (avant l'application du crédit d'impôt de 1 % au titre des ressources de la Saskatchewan) pendant les cinq premières années suivant la réactivation, dans le cas des puits réactivés après 1993 et fermés ou dont l'exploitation a été suspendue avant le 1er janvier 1993. En ce qui concerne les puits d'exploration de gaz naturel admissibles, la première tranche de 25 millions de mètres cubes de gaz naturel produite sera assujettie à un taux de redevances maximal incitatif de 5 % (aucun impôt sur la production en propriété franche).

Propriété des terrains

Le pétrole brut et le gaz naturel se trouvant dans les provinces de l'Ouest appartiennent surtout aux gouvernements respectifs de ces provinces. Ces derniers accordent des droits d'exploration et de production relatifs au pétrole et au gaz naturel aux termes de baux, de licences et de permis d'une durée variable d'au moins deux ans, selon les conditions énoncées dans les lois provinciales, dont l'obligation d'effectuer certains travaux ou de faire certains paiements. Le pétrole et le gaz naturel se trouvant dans ces provinces peuvent aussi appartenir à des membres du secteur privé et les droits d'exploration et de production s'y rapportant sont habituellement accordés aux termes de baux selon des modalités négociées.

Réglementation environnementale

Le secteur pétrolier et gazier est assujetti à une réglementation environnementale en vertu des lois locales, provinciales et fédérales. Les lois environnementales limitent ou interdisent le rejet ou l'émission de diverses substances produites dans le cadre de certaines activités du secteur pétrolier et gazier et peuvent avoir une incidence

sur l'emplacement et l'exploitation des puits et des installations et sur la mesure dans laquelle l'exploration et la mise en valeur sont permises. En outre, ces lois exigent que l'emplacement des puits et des installations soit abandonné et remis en état à la satisfaction des autorités provinciales. Une violation de ces lois peut entraîner l'imposition d'amendes ou l'émission d'ordonnances de nettoyage. Les lois environnementales de l'Alberta ont été révisées en profondeur et refondues dans la *Alberta Environmental Protection and Enhancement Act*. En vertu de la nouvelle loi, les normes environnementales et la conformité en matière de rejet de nettoyage et de présentation de l'information sont plus strictes et plus onéreuses qu'en vertu des lois précédentes. En outre, la gamme des mesures d'application possibles et la rigueur des sanctions ont été considérablement accrues. Ces modifications auront pour effet d'augmenter le coût des activités exercées en Alberta. Cette loi a regroupé les anciens processus d'examen des grands projets énergétiques en un seul processus d'évaluation environnementale auquel le public participe.

En décembre 2002, le gouvernement du Canada a ratifié le protocole de Kyoto. Aux termes de ce protocole, le Canada doit réduire ses émissions de gaz à effet de serre de 6 % en deçà aux niveaux de 1990 entre 2008 et 2012. Le protocole ne deviendra exécutoire que lorsqu'il aura été ratifié par au moins 55 pays qui sont responsables d'au moins 55 % des émissions visées par le protocole. Si le protocole est ratifié et devient exécutoire, il est prévu qu'il aura une incidence sur l'exploitation de tous les secteurs du Canada, y compris le secteur pétrolier et gazier. Étant donné que les détails sur la mise en application de ce protocole n'ont pas encore été annoncés, il n'est pas possible à ce moment de prévoir quelle en sera l'incidence sur la Fiducie.

Situation concurrentielle

Un grand nombre d'entreprises du secteur pétrolier et gazier, de toutes les envergures, se sont regroupées récemment. Ce processus a entraîné un certain nombre de programmes de rationalisation de l'actif, qui ont fait en sorte que des éléments d'actif sont maintenant à vendre. Ce processus a aussi fait en sorte que certains participants du secteur auxquels la Fiducie fera concurrence en vue de faire des acquisitions intéressantes d'éléments d'actif ou d'actions deviendront plus importants et plus concurrentiels, ce qui pourrait augmenter la demande à l'égard d'acquisitions.

Les épargnants sont de plus en plus au courant de la possibilité d'investir dans le secteur des fiducies de redevance du secteur pétrolier et gazier et dans le secteur des fiducies de revenu (le « secteur des fiducies »). La direction de la Société estime qu'en raison de la nature des éléments d'actif détenus par les fiducies de redevance et du fait que celles-si sont axées sur la mise en valeur et l'exploitation plutôt que sur l'exploration, les épargnants ont manifesté un intérêt accru pour le secteur pétrolier et gazier en s'apercevant que les fiducies de redevance offrent un moyen de placement dans le secteur pétrolier et gazier moins risqué que les placements traditionnels dans le même secteur. Par conséquent, le secteur des fiducies est depuis peu en mesure d'accéder aux marchés financiers plus facilement que les sociétés pétrolières et gazières traditionnelles. Grâce à cet accès au capital, le secteur des fiducies peut désormais livrer concurrence en vue d'acquérir des propriétés et des sociétés pétrolières et gazières. Il jouit d'un avantage sur les sociétés pétrolières et gazières au chapitre de l'imposition. Un certain nombre de sociétés pétrolières et gazières canadiennes sont actuellement imposables, ayant épuisé leurs comptes de ressources naturelles cumulés et, par conséquent, elles évaluent généralement les mérites d'acquisitions éventuelles en tenant compte de l'impôt. Les fiducies de redevance et les fiducies de revenu du secteur pétrolier et gazier distribuent leurs revenus aux porteurs de parts. Les parts de ces fiducies sont souvent détenues dans des abris fiscaux tels que les régimes enregistrés d'épargne-retraite, et les distributions sur les parts détenues dans ces abris sont généralement protégées de l'imposition immédiate.

Les sociétés étrangères investissent fortement dans le secteur pétrolier et gazier canadien en acquérant des propriétés et des sociétés. En particulier, les sociétés américaines achètent leur gaz naturel sur le marché canadien, en partie à cause de la faiblesse du dollar canadien par rapport au dollar américain et à l'aménagement de nouvelles installations pipelinières permettant d'acheminer efficacement le gaz naturel aux marchés américains. La direction de la Société estime que cette tendance continuera d'influer sur les paramètres d'évaluation des éléments d'actif canadiens et aura pour effet que les producteurs canadiens seront évalués selon des critères nord-américains.

CONFLITS D'INTÉRÊTS

Aucune propriété ne sera acquise de membres de la direction ou d'administrateurs de la Société ou de personnes avec lesquelles ceux-ci ont un lien de dépendance à un prix supérieur à sa juste valeur marchande et aucune

propriété ne sera vendue aux membres de la direction ou aux administrateurs de la Société ou à des personnes avec lesquelles ceux-ci ont un lien de dépendance à un prix inférieur à sa juste valeur marchande, fixée dans chaque cas selon l'avis d'un conseiller financier indépendant et approuvée par les membres indépendants du conseil de Harvest. Dans certaines circonstances, une évaluation formelle et le vote affirmatif des porteurs de parts seront nécessaires, conformément aux exigences de la Règle 61-501 de la Commission des valeurs mobilières de l'Ontario.

Dans certaines circonstances, des membres du conseil de Harvest pourraient être administrateurs ou membres de la direction de sociétés par actions qui sont en concurrence avec les intérêts de la Société et de la Fiducie. Il n'est aucunement certain que les possibilités décelées par ces membres du conseil seront communiquées à la Société et à la Fiducie.

QUESTIONS D'ORDRE JURIQUE

Certaines questions d'ordre juridique ayant trait à l'admissibilité à des fins de placement des parts de fiducie seront examinées par Burnet, Duckworth & Palmer LLP, pour le compte de la Fiducie et de la Société, et par Blake, Cassels & Graydon s.r.l., pour le compte des preneurs fermes.

En outre, les avis qui figurent à la rubrique « Considérations fiscales fédérales canadiennes » ont été donnés par Burnet, Duckworth & Palmer LLP et par Blake, Cassels & Graydon s.r.l. John A. Brussa, qui siège au conseil d'administration de la Société, est associé au sein de Burnet, Duckworth & Palmer LLP.

INTÉRÊT DES EXPERTS

Ni Burnet, Duckworth & Palmer LLP, ni Blake, Cassels & Graydon s.r.l., ni McDaniel ni Seaton n'ont reçu ni ne recevront un intérêt direct ou indirect dans les propriétés de la Société ou de la Fiducie ou d'une personne avec laquelle la Société ou la Fiducie a des liens ou d'un membre de leur groupe dans le cadre du placement des parts de fiducie.

Les avis qui figurent à la rubrique « Considérations fiscales fédérales canadiennes » ont été donnés par Burnet, Duckworth & Palmer LLP et par Blake, Cassels & Graydon s.r.l. John A. Brussa, qui siège au conseil d'administration de la Société, est associé au sein de Burnet, Duckworth & Palmer LLP. En date du 27 août 2003, les associés et les avocats salariés de Burnet, Duckworth & Palmer LLP sont collectivement propriétaires véritables, directement ou indirectement, de moins de 3 % des parts de fiducie en circulation, et les associés et les avocats salariés de Blake, Cassels & Graydon s.r.l. sont collectivement propriétaires véritables, directement ou indirectement, de moins de 1 % des parts de fiducie en circulation.

De plus, à l'exception de M. Brussa, aucune des personnes morales ou physiques susmentionnées, ni aucun administrateur, membre de la direction ou employé de l'une ou l'autre d'entre elles, n'est ni n'est appelé à être élu, nommé ou employé à titre d'administrateur, de membre de la direction ou d'employé de la Société, de l'une ou l'autre des personnes ayant des liens avec celle-ci ou de l'un ou l'autre des membres de son groupe.

POURSUITES JUDICIAIRES

La direction de la Société n'est au courant d'aucun litige en cours, imminent ou en instance en date des présentes à l'encontre de la Fiducie ou de la Société ou se rapportant à l'entreprise de la Société qui pourrait être important pour celle-ci.

PROMOTEURS

M. Bruce Chernoff et Kevin A. Bennett peuvent être considérés comme les promoteurs de la Fiducie étant donné qu'ils ont pris l'initiative d'organiser l'entreprise et les affaires de celle-ci. Voir « Dirigeants et autres personnes intéressés dans des opérations importantes ».

Le tableau qui suit présente le nombre de parts de fiducie dont MM. Chernoff et Bennett sont, directement ou indirectement, propriétaires :

Nom et adresse du porteur de parts	Type de propriété	Nombre de parts de fiducie détenues en propriété		Pourcentage de parts de fiducie	
		Sans tenir compte du placement	Compte tenu du placement	Sans tenir compte du placement	Compte tenu du placement
M. Bruce Chernoff	Directe et véritable	4 853 179[2]	•[2][3]	39,0 %	• %
Kevin Bennett	Directe et véritable	700 000[3]	•[4]	5,6 %	• %

Notes

(1) Y compris les parts de fiducie détenues par Caribou, société contrôlée par M. Chernoff, et les parts de fiducie détenues dans les comptes REEE au profit des enfants de M. Chernoff.

(2) Ne comprend pas les parts de fiducie détenues par la conjointe de M. Chernoff.

(3) Ne comprend pas les parts de fiducie détenues par la conjointe de M. Bennett.

DIRIGEANTS ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

M. Bruce Chernoff et Kevin A. Bennett ont pris l'initiative de fonder la Société et la Fiducie et d'organiser leurs entreprises respectives. Voir « Promoteurs ».

Hector J. McFadyen, administrateur de la Société, a récemment été nommé au conseil d'administration de Hunting PLC (« Hunting »), société ouverte du Royaume-Uni qui exerce des activités liées au pétrole et au gaz naturel, aux services aux champs pétroliers et à la commercialisation et à la distribution de pétrole et de gaz naturel. Hunting exerce ses activités de commercialisation et de distribution du pétrole et du gaz naturel par l'intermédiaire de sa filiale en participation majoritaire, Gibson Energy Ltd. (« Gibson »). La Société a déjà conclu un certain nombre de contrats physiques de couverture du prix du pétrole avec Gibson comme il est décrit à la rubrique « Renseignements portant sur la Société – Couverture des prix des marchandises ». Les contrats conclus avec Gibson sont les swaps de prix en dollars canadiens de 2002 et de 2003 et tous les tunnels décrits à la rubrique portant sur ce sujet dans le présent prospectus. La Société pourrait conclure d'autres contrats de couverture avec Gibson à l'avenir.

Le 10 juillet 2002 et le 30 juillet 2002, la Fiducie a conclu des conventions de prêt avec Caribou, société contrôlée par M. Bruce Chernoff, aux termes desquelles Caribou a convenu d'avancer jusqu'à concurrence de 43 M$ à la Fiducie afin de financer, en partie, l'achat de la PBN et, indirectement, l'achat des redevances directes comprises dans les intérêts économiques directs et les droits de redevances acquis par la Société le 10 juillet 2002 et le 15 novembre 2002 (le « crédit-relais »). Le crédit-relais portait intérêt au taux de 20 % par année, venait à échéance au plus tard le 31 juillet 2003 et était garanti par la totalité de l'actif de la Fiducie, y compris la PBN, mais non par les propriétés de la Société. Le 5 décembre 2003, la Société a remboursé la somme de 23,5 M$, qui représentait la totalité de la somme impayée aux termes du crédit-relais, au moyen d'une partie du produit du premier appel public à l'épargne et d'avances de fonds aux termes des facilités de crédit de la Société.

Aux termes du crédit-relais, on a octroyé à Caribou, à titre de commission d'engagement, 150 000 bons de souscription de parts de fiducie (les « bons de souscription »). Chaque bon de souscription permettait à son porteur d'acquérir une part de fiducie au prix de 1,00 $. Tous les bons de souscription ont été exercés le 23 janvier 2003 et 150 000 parts de fiducie ont été émises à Caribou en échange du paiement de la somme de 150 000 $.

Le 15 août 2002, 990148 Alberta Ltd. (« 990148 ») a avancé 5 M$ (la « débenture de la Fiducie ») à la Fiducie afin de financer, en partie, l'acquisition des propriétés par la Société. Aux termes de la débenture de la Fiducie, l'intérêt couru devait être calculé au taux de 2,25 % par année sur le capital de 5 M$. Au gré de 990148, le capital de la débenture de la Fiducie pouvait être remboursé et l'intérêt couru sur celui-ci pouvait être versé en espèces ou au moyen de l'émission des parts de fiducie. La débenture de la Fiducie était exigible à la date la plus rapprochée entre la date à laquelle la Fiducie avait réalisé le premier appel public à l'épargne et le 31 décembre 2002. Le 5 décembre 2002, la débenture de la Fiducie a été réglée et l'intérêt couru sur celle-ci a été versé au moyen de l'émission de 5 000 000 de parts de fiducie et du versement de 30 072 $ en espèces à 990148. Au moment du règlement de la débenture de la Fiducie, 990148 a réglé les débentures du groupe de direction au moyen des 5 000 000 de parts de fiducie reçues et du versement de 26 731 $ en espèces à titre d'intérêt couru sur celles-ci.

À la clôture du premier appel public à l'épargne, certains membres du groupe de la direction détenant des débentures du groupe de la direction d'un capital global de 4 777 500 $ ont remis un engagement en faveur des preneurs fermes du premier appel public à l'épargne aux termes duquel ils s'engageaient à ne pas placer ni vendre, ni convenir de placer ou de vendre, ni conclure un arrangement en vue de placer ou de vendre des parts de fiducie ou d'autres titres de la Fiducie ou de la Société ou des titres convertibles en titres de la Fiducie ou de la Société, échangeables contre de tels titres ou pouvant être levés ou exercés de quelque autre manière que ce soit afin d'acheter de tels titres, alors détenus par ces porteurs ou par leurs conjoints ou conjointes, directement ou indirectement, à quelque moment que ce soit jusqu'au 28 novembre 2004. Les administrateurs et les membres de la direction de la Société ont participé également au premier appel public à l'épargne.

M. Brussa, administrateur de la Société, est un associé au sein du cabinet Burnet, Duckworth & Palmer LLP qui touche une rémunération pour les services juridiques qu'il fournit à la Société et à la Fiducie.

Le 4 février 2003, M. Bruce Chernoff, membre et président du conseil de la Société, Jacob Roorda, président de la Société et John Brussa, administrateur de la Société, ont acquis respectivement 167 750, 10 000 et 1 500 bons de souscription spéciaux, au prix de 10 $ chacun. Ces bons de souscription spéciaux ont été émis dans le cadre du placement de 1 500 000 bons de souscriptions spéciaux par la Fiducie. Les bons de souscription spéciaux acquis par les personnes susmentionnées ont été acquis selon les mêmes modalités que tous les autres bons de souscription spéciaux acquis.

Le 29 juillet 2003, Caribou, société contrôlée par M. Bruce Chernoff, a avancé 11 M$ à la Fiducie aux termes de la convention de financement provisoire par capitaux propres. Les fonds avancés ont été affectés au versement initial à l'égard de l'opération relative à NFX à la date à laquelle la Société a signé la convention relative à NFX. Caribou et M. Chernoff sont tous les deux des prêteurs aux termes de la convention de financement provisoire par capitaux propres. Voir « Description de la Fiducie – Emprunts de la Fiducie ».

FACTEURS DE RISQUE

Le texte qui suit présente certains facteurs inhérents à l'entreprise de la Fiducie. Les renseignements suivants ne sont qu'un résumé de certains facteurs de risque et doivent être lus sous réserve des renseignements détaillés qui figurent ailleurs dans le présent prospectus et conjointement avec ceux-ci.

Parts de fiducie appartenant au public et aux initiés

À la date des présentes, compte non tenu du présent placement, les administrateurs et les membres de la direction de la Société ainsi que les personnes avec lesquelles ils ont des liens et les membres de leur groupe détenaient, collectivement, directement ou indirectement, environ 6 218 390 parts de fiducie, soit environ 50 % des parts de fiducie émises et en circulation, ou exerçaient une emprise sur un tel pourcentage de ces titres. Compte tenu du présent placement, les administrateurs et les membres de la direction de la Société ainsi que les personnes avec lesquelles ils ont des liens et les membres de leur groupe seront propriétaires véritables, collectivement, directement ou indirectement, de • parts de fiducie, soit • % des parts de fiducie en circulation.

Dans le cadre du premier appel public à l'épargne, certains membres du groupe de direction qui détenaient globalement une tranche de 4 777 500 $ du capital des débentures du groupe de direction se sont engagés auprès des preneurs fermes à ne pas placer ni vendre, ni convenir de placer ou de vendre, ni conclure un arrangement en vue de placer ou de vendre des parts de fiducie ou d'autres titres de la Fiducie ou de la Société ou des titres convertibles en titres de la Fiducie ou de la Société, échangeables ou pouvant être levés ou exercés contre de tels titres détenus au moment pertinent par ces porteurs ou par leur conjoint ou conjointe, directement ou indirectement, jusqu'au 28 novembre 2004.

Dilution

L'acte de fiducie prévoit que des parts de fiducie, y compris les droits, les bons de souscription et d'autres titres visant l'achat, la conversion ou l'échange de parts de fiducie, peuvent être créées, émises, vendues et remises selon les modalités et aux moments établis par le conseil de Harvest. De plus, la Fiducie peut émettre des parts de fiducie

supplémentaires conformément au régime d'achat de parts incitatif et au régime de réinvestissement. L'émission éventuelle de telles parts de fiducie pourrait avoir un effet de dilution sur les épargnants qui acquièrent des parts de fiducie aux termes du présent placement. Voir « Acte de fiducie – Émission de parts de fiducie », « Régime d'achat de parts incitatif » et « Régime de réinvestissement ».

Achat de la PBN, des propriétés et des redevances directes

Le prix versé pour l'achat de la PBN, des propriétés existantes et des redevances directes ou le prix qui sera versé pour l'achat des nouvelles propriétés est fondé sur des évaluations techniques et économiques effectuées par des ingénieurs indépendants. Ces évaluations comportent un certain nombre d'hypothèses importantes relatives à des facteurs tels que la récupérabilité et la qualité marchande du pétrole brut, du gaz naturel et des liquides de gaz naturel, les prix futurs du pétrole, du gaz naturel et des liquides de gaz naturel, ainsi que les frais d'exploitation, les dépenses en immobilisations futures et les redevances et autres charges gouvernementales qui seront imposées sur la durée de productivité des réserves. Bon nombre de ces facteurs sont susceptibles d'évoluer et sont indépendants de la volonté de la Société et de la Fiducie. Plus particulièrement, des changements qui pourraient survenir dans le prix et les marchés du pétrole, du gaz naturel et des liquides de gaz naturel par rapport à ce qui était prévu au moment des évaluations en question auront un effet sur le rendement des parts de fiducie. En outre, toutes les évaluations comportent une part d'incertitude relative aux aspects géologiques et techniques, de sorte que la production et les réserves pourraient être inférieures à celles qui sont actuellement attribuées aux propriétés existantes et aux nouvelles propriétés.

Litige ayant trait à l'acquisition de propriétés

La Société et Anadarko Canada Corporation (le « vendeur ») sont actuellement aux prises avec le litige suivant : un rajustement devrait-il être apporté en faveur du vendeur au prix d'achat des propriétés pétrolifères et gazéifères que la Société a acquises auprès de celui-ci le 15 novembre 2002. Il s'agit d'établir si la valeur d'un contrat de couverture détenu par le vendeur a eu ou non une incidence sur le produit net tiré des propriétés acquises entre la date d'effet de l'acquisition, soit le 1er juin 2002, et la date de clôture, soit le 15 novembre 2002. Par suite de divers rajustements apportés après la clôture, le vendeur allègue que la Société lui doit toujours la somme nette de 3,3 M$ (somme de 5,8 M$ faisant l'objet du litige, moins les sommes retenues par le vendeur qui totalisent 2,5 M$). La direction de la Société estime que cette somme n'est pas due au vendeur. Ce litige sera résolu par voie d'arbitrage. Si la Société n'avait pas gain de cause et devait verser cette somme, celle-ci s'ajouterait au montant de la dette impayée aux termes de sa facilité bancaire, ce qui augmenterait les obligations de la Société au chapitre du service de la dette et aurait une incidence défavorable sur les espèces distribuables. Si la Société obtient gain de cause et n'est pas tenue de verser cette somme, cela réduira le montant de la dette impayée aux termes de sa facilité bancaire.

Changements législatifs

Il n'est aucunement certain que les lois en matière d'impôt sur le revenu et sur le capital et les programmes incitatifs gouvernementaux relatifs au secteur pétrolier et gazier, portant, entre autres, sur le statut des fiducies de fonds communs de placement et la déduction relative aux ressources, ne seront pas modifiés d'une façon qui pourrait être préjudiciable aux porteurs de parts.

Admissibilité à des fins de placement

Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les parts de fiducie cesseront d'être des placements admissibles pour les régimes enregistrés d'épargne-retraite (« REER »), les fonds enregistrés de revenu de retraite (« FERR »), les régimes de participation différée aux bénéfices (« RPDP ») et les régimes enregistrés d'épargne-études (« REEE ») (collectivement, les « régimes exonérés »). Si, à la fin d'un mois, un régime exonéré détient des parts de fiducie qui ne constituent pas des placements admissibles, il devra payer de l'impôt en vertu de la Partie XI.1 de la Loi de l'impôt, à l'égard de ce mois, à raison de 1 % de la juste valeur marchande des parts de fiducie au moment où il les a acquises. En outre, si une fiducie régie par un REER détient des parts de fiducie qui ne constituent pas des placements admissibles, elle deviendra imposable à l'égard de son revenu attribuable aux parts de fiducie ou des gains réalisés au moment de la disposition de celles-ci tant qu'elles ne constitueront pas des placements admissibles. Voir « Admissibilité à des fins de placement » et « Considérations fiscales fédérales canadiennes ».

Aspects relatifs à l'exploitation

L'exploitation de puits de pétrole et de gaz naturel comporte un certain nombre de risques naturels ou liés à l'exploitation pouvant se traduire par des éruptions, des dommages causés à l'environnement et d'autres conditions imprévues ou dangereuses pouvant causer des dommages à la Société et entraîner la responsabilité de cette dernière envers des tiers. La Société aura recours à des méthodes prudentes de gestion du risque et souscrira une assurance responsabilité, lorsque cela sera possible, d'un montant conforme aux normes du secteur. Une assurance contre les pertes d'exploitation pourra également être souscrite à l'égard de certaines installations, dans la mesure où une telle assurance est offerte. La Société pourrait engager sa responsabilité à l'égard de dommages résultant d'événements contre lesquels elle ne peut s'assurer ou contre lesquels elle pourrait décider de ne pas s'assurer en raison du montant élevé des primes ou pour d'autres motifs. Les frais engagés pour remédier à de tels dommages ou payer les dommages-intérêts auxquels elle pourrait être tenue réduiront le revenu provenant de la PBN.

La continuité de la production d'une propriété et, dans une certaine mesure, la commercialisation de la production en question sont largement tributaires de la compétence de l'exploitant de la propriété. Dans la mesure où l'exploitant ne remplit pas adéquatement ses fonctions, le revenu pourrait diminuer. En général, les paiements relatifs à la production passent par l'exploitant, de sorte que la réception de ces revenus pourrait faire l'objet de retards ou de frais supplémentaires si l'exploitant devenait insolvable. Bien que la Société exploite les propriétés existantes et qu'elle estime qu'elle deviendra l'exploitante des nouvelles propriétés, il n'est pas assuré qu'elle demeurera l'exploitante des propriétés existantes ni qu'elle exploitera les nouvelles propriétés ou les autres propriétés qu'elle pourrait acquérir à l'avenir.

Une part importante des frais d'exploitation des propriétés existantes et, dans une moindre mesure, des nouvelles propriétés est attribuable aux frais d'électricité. Depuis la déréglementation du réseau électrique de l'Alberta au cours des dernières années, le coût unitaire de l'électricité a été établi selon un mécanisme du marché axé sur l'offre et la demande. Par conséquent, le prix de l'électricité est devenu volatil. Cette volatilité du prix de l'électricité pourrait avoir une incidence sur les frais d'exploitation de la Société et, de ce fait, sur les espèces distribuables. La Société a mis en œuvre un programme de couverture d'électricité afin de réduire son exposition à la volatilité du prix de l'électricité. En ce qui a trait aux nouvelles propriétés, le réseau électrique de la Saskatchewan est réglementé et, à ce titre, le prix de l'électricité ne fluctue pas de façon considérable. Toutefois, il n'est pas certain que le réseau électrique de la Saskatchewan ne fera pas l'objet d'une déréglementation à l'avenir.

Même si un examen de titres sera habituellement effectué sur les propriétés conformément aux normes du secteur, cela ne suffit pas à garantir ou à certifier l'absence de vices de titres, lesquels pourraient faire en sorte que la Société perde ses droits sur certaines propriétés. Dans de telles circonstances, le revenu provenant de la PBN ou le revenu provenant des redevances directes pourrait diminuer.

Estimations des réserves

Les données sur les réserves et la récupération figurant dans le rapport McDaniel sur les propriétés existantes et le rapport McDaniel sur les nouvelles propriétés ne sont que des estimations; la production réelle et les réserves finales des propriétés existantes et des nouvelles propriétés pourraient différer des estimations de McDaniel.

Questions d'ordre environnemental

Le secteur pétrolier et gazier est assujetti à des règlements en matière d'environnement en vertu des lois locales, provinciales et fédérales. La violation de ces lois pourrait entraîner l'imposition d'amendes ou l'émission d'ordonnances de remise en état relativement à la Société ou aux propriétés. Ces lois pourraient être modifiées de façon à imposer des normes plus strictes et, éventuellement, des obligations monétaires supérieures à la Société. Voir « Situation dans le secteur – Réglementation environnementale ». Même si les filiales en exploitation ont établi des fonds de remise en état dans le but de financer ses obligations de remise en état et autres obligations environnementales futures prévues, il n'est pas certain que les filiales en exploitation seront en mesure de satisfaire à leurs obligations de remise en état et autres obligations environnementales réelles. Voir « Description de la Fiducie – La PBN et les redevances directes – Fonds de remise en état ».

En décembre 2002, le gouvernement du Canada a ratifié le protocole de Kyoto (le « protocole »). Aux termes du protocole, le Canada doit réduire ses émissions de gaz à effet de serre de 6 % en deçà des niveaux de 1990 entre 2008 et 2012. Le protocole ne deviendra exécutoire que lorsqu'il aura été ratifié par au moins 55 pays qui sont responsables d'au moins 55 % des émissions visées par le protocole. Si le protocole est ratifié et devient exécutoire, il devrait avoir une incidence sur l'exploitation de tous les secteurs canadiens, y compris le secteur pétrolier et gazier. Étant donné que les détails de la mise en application de ce protocole n'ont pas encore été annoncés, il est difficile de déterminer si celui-ci aura une incidence, le cas échéant, sur les responsabilités environnementales permanentes de la Société, sur le prix du pétrole et du gaz naturel ou sur d'autres facteurs économiques généraux, qui pourraient se répercuter sur les espèces distribuables de la Fiducie.

Service de la dette

Au 2 septembre 2003, la dette de la Société aux termes de la facilité bancaire existante et celle de WEI aux termes de son prêt à vue renouvelable s'établissaient conjointement à environ 53,7 M$. Le prêteur de la facilité bancaire existante a émis des lettres de crédit totalisant environ 1,7 M$ à des tiers, pour le compte de la Société, afin de pouvoir obtenir certains services relativement aux propriétés. Voir « Renseignements portant sur la Société – Emprunts de la Société ».

Le prêteur de la facilité bancaire existante a obtenu une sûreté à l'égard de la totalité de l'actif de la Société. Le prêteur (le « prêteur de WEI ») du prêt à vue renouvelable qui a été consenti à WEI dispose d'une sûreté à l'égard de la totalité de l'actif de celle-ci. Si la Société, WEI et la Fiducie deviennent incapables de régler les frais du service de la dette ou se trouvent autrement en défaut, par exemple en cas de faillite, le prêteur de la facilité bancaire existante et le prêteur de WEI pourront saisir ou vendre les propriétés en réalisation de la sûreté, avec ou sans la PBN. La facilité bancaire existante est exigible le 30 avril 2004 ou au moment d'un cas de défaut, selon la première éventualité, et le prêt à vue renouvelable consenti à WEI est exigible sur demande ou au moment d'un cas de défaut, selon la première éventualité.

Il est interdit à la Société de verser des dividendes ou d'autres distributions pendant une période où un cas de défaut existe ou la base d'emprunt de la facilité bancaire existante est insuffisante. La PBN, les dettes de la Société envers la Fiducie et les sommes payables au fiduciaire aux termes de l'acte de fiducie sont subordonnées à la facilité bancaire existante conformément à la convention de subordination datée du 14 novembre 2002 conclue entre le prêteur de la facilité bancaire existante, le fiduciaire et la Société, ce qui pourrait restreindre la capacité de la Société de verser la PBN à la Fiducie ou de payer l'intérêt sur sa dette envers la Fiducie ou d'en rembourser le capital et, par conséquent, pourrait limiter les espèces distribuables pendant une période où un cas de défaut existe ou la base d'emprunt de la facilité bancaire existante est insuffisante.

La Société doit respecter certains engagements en matière de couverture et certains engagements financiers aux termes de la facilité bancaire existante et elle fait l'objet de certaines restrictions courantes à l'égard de son exploitation et de ses activités, notamment en matière d'endettement, d'octroi de sûretés, d'émission de titres d'emprunt supplémentaires et de vente de son actif. Si l'un des prêteurs constituant le prêteur de la facilité bancaire existante n'est pas un résident canadien, des retenus d'impôt, que la Société a convenu d'assumer, seront faites sur les paiements qui sont dus à un tel prêteur aux termes de la facilité bancaire existante, ce qui pourrait accroître le taux d'intérêt réel que la Société doit payer.

La fluctuation des taux d'intérêt et la variation des remboursements de capital prévus pourrait modifier considérablement la somme devant être affectée au service de la dette avant le versement de la PBN et des distributions en espèces. La Société et la Fiducie peuvent gérer le risque lié à la fluctuation du taux d'intérêt en concluant des opérations de swap de taux d'intérêt. Dans la mesure où la Société et la Fiducie exercent des activités de gestion du risque, elles seront assujetties au risque de crédit lié aux contreparties.

Remboursement de la dette

La Société et la Fiducie sont autorisées à emprunter des fonds afin de financer l'achat de propriétés, des dépenses en immobilisations ou d'autres obligations financières à l'égard des propriétés ou aux fins du fonds de roulement. Les emprunts de la Société en vue de financer l'acquisition d'avoirs miniers canadiens peuvent être remboursés au moyen de fonds obtenus de la Fiducie. Les frais du service de la dette des filiales en exploitation sont déduits aux

fins du calcul du revenu provenant de la PBN et les frais du service de la dette de la Fiducie sont déduits aux fins du calcul des espèces distribuables. La fluctuation des taux d'intérêt pourrait entraîner des modifications considérables de la somme devant être affectée au service de la dette avant le versement de la PBN et des espèces distribuables. Si les avances consenties aux termes de la facilité bancaire existante sont libellées en dollars américains, l'intérêt payable sur celles-ci sera également libellé en dollars américains. La fluctuation du cours du change du dollar canadien par rapport au dollar américain pourrait entraîner une augmentation marquée du montant de l'intérêt versé aux termes de la facilité bancaire existante, ce qui pourrait réduire les espèces distribuables. Voir « Renseignements portant sur la Société – Emprunts de la Société » et « Structure du capital de la Fiducie ».

Retard dans les distributions en espèces

En plus des retards habituels pouvant se produire dans les paiements aux exploitants des propriétés effectués par les acheteurs de pétrole et de gaz naturel, et à la Société, par l'exploitant, ces versements peuvent également être retardés en raison de restrictions imposées par des prêteurs, de retards dans la vente ou la livraison de produits, de retards relatifs au raccordement des puits à un réseau collecteur, d'éruptions ou d'autres accidents, du recouvrement par l'exploitant de frais engagés dans le cadre de l'exploitation des propriétés ou de la constitution de provisions par l'exploitant à l'égard de tels frais.

Variabilité des distributions en espèces

Les filiales en exploitation conservent une tranche des rentrées de fonds provenant des propriétés dans leur fonds de réserve respectif afin de faciliter les acquisitions et la mise en valeur des propriétés à l'avenir. La Société estime que cela facilitera le maintien des distributions pendant une période plus longue que ce qui aurait été le cas si toutes les rentrées de fonds provenant des propriétés étaient versées à la Fiducie aux termes de la PBN et distribuées par la suite aux porteurs de parts. Les rentrées de fonds futures provenant de nouvelles propriétés pourraient ne pas être similaires à celles des propriétés existantes et pourraient ne pas être suffisantes pour permettre aux filiales en exploitation de produire un revenu provenant de la PBN suffisant pour permettre à la Fiducie de maintenir des distributions uniformes provenant de celle-ci sur une période prolongée.

Dépendance à l'endroit de la direction de la Société

Les porteurs de parts doivent s'en remettre à la direction de la Société pour ce qui est de l'administration et de la gestion de l'ensemble des questions relatives aux propriétés, à la PBN, aux redevances directes, à la Fiducie et aux parts de fiducie. Les épargnants qui ne sont pas disposés à se fier à la direction de la Société ne devraient pas investir dans les parts de la Fiducie.

Épuisement des réserves (durabilité)

La Fiducie présente certains attributs uniques qui la distinguent des autres membres du secteur pétrolier et gazier. Les espèces distribuables relatives aux propriétés, en l'absence d'augmentation du prix des marchandises ou d'acquisitions ou de travaux de mise en valeur rentables, iront en diminuant au fil du temps parallèlement à la production décroissante habituellement tirée des réserves de pétrole, de gaz naturel et de liquides de gaz naturel. La Fiducie et la Société ne réinvestiront pas les rentrées de fonds de la même façon que les autres membres du secteur. Par conséquent, en l'absence de dépenses en immobilisations supplémentaires dans les propriétés au moyen du fonds de capital ou autrement, les taux de production initiaux et les réserves attribuables aux propriétés diminueront.

Les réserves et la production de pétrole et de gaz naturel futures de la Société, et par conséquent ses rentrées de fonds, seront largement tributaires du fait que la Société réussira à exploiter ses réserves actuelles et à acquérir des réserves supplémentaires. Sans réserves supplémentaires, obtenues au moyen d'acquisitions ou d'activités de mise en valeur, les réserves et la production de la Société diminueront graduellement au fil de l'exploitation des réserves.

Les parts de fiducie n'auront aucune valeur une fois que les réserves provenant des propriétés ne pourront plus être commercialisées de manière rentable et, par conséquent, les souscripteurs de parts de fiducie devront obtenir le remboursement de leur capital investi au moyen des rentrées de fonds découlant de leur placement dans ces parts de fiducie au cours de la période où les réserves peuvent être récupérées de manière rentable.

Tous les aspects du secteur pétrolier et gazier font l'objet d'une vive concurrence. Pour faire l'acquisition de réserves et recruter du personnel technique compétent, la Société livrera énergiquement concurrence à de nombreuses sociétés pétrolières et gazières, dont un grand nombre disposent de ressources financières et autres considérablement supérieures aux siennes.

Il n'est aucunement certain que la Société réussira à mettre en valeur ou à acquérir des réserves supplémentaires à des conditions qui correspondent à ses objectifs de placement.

Remboursement de capital

Les parts de fiducie n'auront aucune valeur lorsque les réserves provenant des éléments d'actif sous-jacents de la Fiducie ne pourront plus être exploités de façon rentable et, par conséquent, les distributions en espèces ne représentent pas un « rendement » au sens traditionnel du terme, puisqu'elles représentent à la fois un remboursement de capital et un rendement du capital investi.

Financement supplémentaire

Dans la mesure où les sources de capital externes, y compris l'émission de parts de fiducie supplémentaires, deviennent limitées ou inaccessibles, la capacité de la Fiducie et de la Société d'investir les capitaux nécessaires pour maintenir ou augmenter les réserves de pétrole et de gaz naturel diminuera. Dans la mesure où la Fiducie ou la Société sont obligées d'utiliser les rentrées de fonds pour financer les dépenses en immobilisations ou pour faire l'acquisition de propriétés, les sommes en espèces distribuables seront réduites.

Historique d'exploitation limité

Comme la Société et la Fiducie n'ont été constituées que récemment, leur historique en matière d'exploitation est restreint; pour sa part, la Fiducie n'a effectué que des distributions limitées.

Incidences des dépenses en immobilisations futures

La valeur des réserves des propriétés, telle qu'elle a été estimée par McDaniel, est fondée en partie sur les rentrées de fonds qui doivent être produites dans les années à venir en raison des dépenses en immobilisations futures. La valeur des réserves des propriétés, telle qu'elle a été estimée par McDaniel, sera réduite dans la mesure où ces dépenses en immobilisations sur les propriétés n'atteignent pas le degré de succès escompté par McDaniel.

Volatilité du prix des marchandises

Les résultats d'exploitation et la situation financière de la Fiducie et, par conséquent, la PBN et les redevances directes, seront tributaires du prix touché à l'égard de la production de pétrole, de gaz naturel et de liquides de gaz naturel. Le prix du pétrole, du gaz naturel et des liquides de gaz naturel a fluctué grandement au cours des dernières années et est déterminé par les facteurs de l'offre et de la demande, y compris les conditions climatiques et la conjoncture économique générale ainsi que par la situation dans d'autres régions productrices de pétrole, facteurs qui sont indépendants de la volonté de la Société ou de la Fiducie. Le prix du pétrole tiré de la production au Canada tient également compte de la fluctuation du cours du change entre le dollar canadien et le dollar américain. Tout déclin du prix du pétrole et du gaz naturel ou toute augmentation des écarts pourrait avoir une incidence défavorable sur l'exploitation, la situation financière de la Fiducie ainsi que sur le montant des fonds disponibles aux fins de la mise en valeur de ses réserves de pétrole et de gaz naturel. La Société pourrait gérer le risque lié à la fluctuation du prix des marchandises et du cours du change en concluant des contrats de couverture des prix du pétrole brut et du gaz naturel et des contrats de change ou en faisant en sorte que la Fiducie en fasse autant. Dans la mesure où la Société ou la Fiducie exercent des activités de gestion du risque lié au prix des marchandises et au cours du change, elles seront assujetties au risque de crédit lié aux contreparties. En outre, les contrats de couverture des prix des marchandises peuvent nécessiter le paiement de marges qui pourraient avoir une incidence défavorable sur la capacité de la Fiducie d'effectuer des distributions aux porteurs de parts. La Société doit également respecter certains engagements continus en matière de couverture aux termes de la facilité bancaire existante. Une

augmentation marquée du prix des marchandises pourrait avoir une incidence défavorable sur les espèces distribuables. Voir « Renseignements portant sur la Société – Couverture des prix des marchandises ».

Écart relatif au pétrole brut

La production de pétrole brut de la Société provenant des propriétés existantes et des nouvelles propriétés sera constituée d'environ 73,7 % de pétrole léger et moyen, de 25,1 % de pétrole lourd et de 1,2 % de gaz naturel. Le traitement du pétrole moyen et du pétrole lourd est plus coûteux que celui du pétrole léger conventionnel et il en résulte des produits de valeur moindre par rapport au raffinage du pétrole léger; par conséquent, les producteurs de pétrole lourd ou de pétrole moyen obtiennent des prix à la tête du puits inférieurs. L'écart entre le pétrole léger et le pétrole lourd ou le pétrole moyen a varié considérablement au cours des dernières années et, lorsqu'il est considéré par rapport à la fluctuation du prix du pétrole léger, il augmente considérablement la volatilité du prix du pétrole lourd et du pétrole moyen. Toute augmentation de l'écart pourrait entraîner une diminution du prix obtenu pour le pétrole, le gaz naturel et les liquides de gaz naturel et avoir une incidence défavorable importante sur l'exploitation et la situation financière de la Fiducie et sur le montant des fonds disponibles aux fins de la mise en valeur de ses réserves de pétrole et de gaz naturel. La volatilité de l'écart découle de la disponibilité de l'offre, de la demande saisonnière, des contraintes des pipelines et de la capacité de conversion des raffineries, qui sont des facteurs indépendants de la volonté de la Fiducie ou de la Société.

Concurrence

Tous les aspects du secteur pétrolier et gazier font l'objet d'une forte concurrence. La Société et la Fiducie livreront une concurrence énergique pour obtenir du capital, recruter du personnel compétent, faire l'acquisition de terrains inexploités et de réserves, accéder à des appareils de forage, à des plates-formes d'entretien et à d'autre matériel, accéder à des installations de traitement et à des pipelines et se procurer une capacité de raffinage ainsi qu'à tous les égards de leur exploitation à de nombreuses sociétés pétrolières et gazières, dont un grand nombre disposent de ressources financières et autres considérablement supérieures aux leurs. Certaines de ces sociétés effectuent non seulement des travaux d'exploration, de mise en valeur et de production de pétrole et de gaz naturel, mais exercent aussi des activités de raffinage et de commercialisation du pétrole et d'autres produits à l'échelle mondiale et ont ainsi des ressources plus étendues et variées à leur disposition.

Conflits d'intérêts éventuels

Certaines situations peuvent survenir où les administrateurs ou membres de la direction de la Société sont également administrateurs ou membres de la direction de sociétés par actions qui sont en concurrence avec les intérêts de la Société et de la Fiducie. Il n'est aucunement certain que les possibilités décelées par ces membres du conseil seront communiquées à la Société et à la Fiducie. Voir « Conflits d'intérêts ».

Nature des parts de fiducie

Les titres tels que les parts de fiducie sont hybrides étant donné qu'ils partagent certains attributs communs aux titres de participation et aux titres d'emprunt. Les parts de fiducie diffèrent des titres d'emprunt étant donné qu'elles ne comportent aucun capital dû aux porteurs de parts. Les parts de fiducie ne constituent pas un mode de placement traditionnel dans le secteur pétrolier et gazier, et les épargnants ne devraient pas les considérer comme des actions de la Société. Les parts de fiducie représentent une participation dans la Fiducie. En tant que porteurs de parts de fiducie, les porteurs de parts ne bénéficient pas des droits prévus par la loi qui découlent habituellement de la propriété d'actions d'une société, par exemple le droit d'intenter un recours en cas d'abus ou une action oblique. Les placements autorisés, la PBN, les redevances directes et les droits contractuels connexes constituent le seul actif de la Fiducie. Le cours d'une part de fiducie sera fonction des espèces distribuables prévues, de la valeur des propriétés acquises par la Société, ainsi que du pouvoir de celle-ci d'obtenir la croissance à long terme de la valeur de la Fiducie. Le prix d'émission de chacune des parts de fiducie est supérieur à la valeur par part de fiducie des réserves des propriétés existantes. Le cours des parts de fiducie fluctue en fonction d'un certain nombre d'éléments liés à la conjoncture du marché, notamment les taux d'intérêt et la capacité de la Fiducie d'acquérir des propriétés de pétrole et de gaz naturel adéquates. L'évolution de la conjoncture du marché pourrait avoir des conséquences défavorables sur le cours des parts de fiducie.

Responsabilité limitée des porteurs de parts

L'acte de fiducie prévoit qu'aucun porteur de parts n'engagera sa responsabilité, à ce titre, qu'il s'agisse d'une responsabilité contractuelle ou délictuelle, relativement aux fonds de la Fiducie ou à ses obligations ou ses affaires, à l'égard d'un acte effectué par le fiduciaire ou par toute autre personne aux termes de l'acte de fiducie, à l'égard d'un acte ou d'une omission du fiduciaire ou de toute autre personne dans le cadre de l'exercice, ou de l'exercice réputé, d'une obligation, d'un pouvoir, d'un pouvoir discrétionnaire ou d'une autorité conféré au fiduciaire ou à cette autre personne aux termes des présentes ou à l'égard de toute opération conclue par le fiduciaire ou par toute autre personne aux termes de l'acte de fiducie. Aucun porteur de parts n'est tenu d'indemniser le fiduciaire ou cette autre personne à l'égard des responsabilités engagées par le fiduciaire ou ces personnes ou à l'égard des taxes et impôts payables par la Fiducie, par le fiduciaire ou par toute autre personne pour le compte de la Fiducie ou relativement à celle-ci. Nonobstant ce qui précède, si un tribunal compétent juge que la responsabilité des porteurs de parts est engagée, celle-ci se limitera aux fonds de la Fiducie, et la Fiducie (dans la mesure des fonds de la Fiducie) est responsable et tenue d'indemniser les porteurs de parts et de les tenir quittes des frais, des dommages, des responsabilités et des pertes qu'ils pourraient engager ou subir en raison du fait que leur responsabilité n'est pas limitée.

L'acte de fiducie prévoit également que tous les contrats qui sont signés par la Fiducie ou pour son compte, que ce soit par la Société, par le fiduciaire ou autrement, doivent prévoir (sauf selon ce dont le fiduciaire ou la Société peuvent autrement expressément convenir en ce qui a trait à leur propre responsabilité personnelle) une disposition selon laquelle les obligations du document en question ne lieront pas les porteurs de parts personnellement. Nonobstant les modalités de l'acte de fiducie, les porteurs de parts pourraient ne pas être protégés des responsabilités de la Fiducie dans la même mesure que l'actionnaire est protégé des responsabilités d'une société par actions. La responsabilité personnelle peut également découler de réclamations présentées contre la Fiducie (dans la mesure où des réclamations n'ont pas été satisfaites par celle-ci), autres que contractuelles, y compris des actions en responsabilité délictuelle, des créances fiscales et certaines autres responsabilités prévues par la loi, s'il y a lieu. Étant donné que la Société exerce toutes les activités commerciales, le conseil de Harvest considère comme peu probable que la responsabilité personnelle des porteurs de parts soit engagée.

La Fiducie et la Société, sa filiale en propriété exclusive, exercent leurs activités, et ont l'intention de continuer à le faire, en suivant les conseils de leurs conseillers juridiques, d'une manière et dans des territoires qui permettront aux porteurs de parts d'éviter, dans la mesure du possible, tout risque important d'engager leur responsabilité à l'égard de réclamations présentées contre la Fiducie, y compris en souscrivant une assurance appropriée, s'il y a lieu, à l'égard des activités de la Société et en faisant en sorte que les contrats signés par la Fiducie ou pour le compte de celle-ci comprennent une disposition selon laquelle ces obligations n'engagent pas la responsabilité personnelle des porteurs de parts.

Valeur liquidative

La valeur liquidative de la Fiducie variera selon un certain nombre de facteurs qui sont indépendants de la volonté de la direction, y compris le prix du pétrole et du gaz naturel. Le cours de négociation des parts de fiducie est également établi d'après un certain nombre de facteurs qui sont indépendants de la volonté de la direction et il pourrait être supérieur ou inférieur à la valeur liquidative de la Fiducie.

Modification du statut de la Fiducie en vertu des lois fiscales

Harvest est actuellement admissible à titre de fiducie de fonds commun de placement aux fins de la Loi de l'impôt et elle entend le demeurer; toutefois, si la Fiducie devait perdre son statut de fiducie de fonds commun de placement ou si une autorité fiscale compétente réussissait à le contester, cela pourrait avoir des incidences défavorables importantes, notamment les suivantes : (i) les parts de fiducie ne constitueraient plus des placements admissibles pour les régimes exonérés au moment où la Fiducie cesserait d'être une fiducie de fonds commun de placement. Si, à la fin d'un mois donné, un régime exonéré détient des parts de fiducie qui ne constituent pas des placements admissibles, le régime exonéré devra, à l'égard du mois en question, payer un impôt en vertu de la Partie XI.1 de la Loi de l'impôt correspondant à 1 % de la juste valeur marchande des parts de fiducie au moment où il les a acquises. Si un REER ou un FERR détient des parts de fiducie qui ne constituent pas des placements admissibles, il deviendra imposable relativement à son revenu attribuable aux parts de fiducie pendant que celles-ci ne constituent pas des

placements admissibles. Les REEE qui détiennent des parts de fiducie qui ne constituent pas des placements admissibles pourraient voir leur enregistrement révoqué par l'Agence des douanes et du revenu du Canada; (ii) la Fiducie serait tenue de payer un impôt en vertu de la Partie XII.2 de la Loi de l'impôt sur certains types de revenus distribués aux porteurs de parts, y compris le revenu généré par les redevances pétrolières et gazières détenues par la Fiducie. Si la Fiducie devait payer l'impôt en vertu de la Partie XII.2 de la Loi de l'impôt, cela pourrait avoir des répercussions fiscales défavorables pour certains porteurs de parts, étant donné que le montant de l'impôt en question serait déduit du montant des espèces distribuables; (iii) la Fiducie ne pourrait plus se prévaloir du mécanisme de remboursement des gains en capital à sa disposition en vertu de la Loi de l'impôt si elle cessait d'être une fiducie de fonds commun de placement; (iv) les parts de fiducie détenues par les porteurs de parts qui ne sont pas des résidents du Canada deviendraient des biens canadiens imposables lorsque la Fiducie cesserait d'être une fiducie de fonds commun de placement. Ces porteurs de parts seraient assujettis à l'impôt sur le revenu canadien sur les gains réalisés au moment d'une disposition de parts de fiducie constituant des biens canadiens imposables et (v) la Fiducie serait assujettie à l'impôt minimum de remplacement en vertu de la Partie I de la Loi de l'impôt.

Structure de la Fiducie

La Fiducie pourrait prendre des mesures afin d'organiser ses affaires de manière à minimiser l'impôt et les autres frais qu'elle pourrait devoir payer relativement à son exploitation et à celle des filiales en exploitation et de manière à maximiser le montant des espèces distribuables aux porteurs de parts. Si une autorité fiscale ou autre réussit à contester la manière dont la Fiducie structure ses affaires, cela pourrait avoir une incidence sur le montant des espèces distribuables aux porteurs de parts.

VÉRIFICATEURS, AGENT CHARGÉ DE LA TENUE DES REGISTRES ET AGENT DES TRANSFERTS

Les vérificateurs de la Fiducie sont KPMG s.r.l., comptables agréés, 205, 5th Avenue, bureau 1200, Calgary (Alberta) T2P 4B9.

Valiant Trust Company, à son bureau principal situé à Calgary, en Alberta, et, par l'entremise de son co-agent, Equity Transfer Services Inc., aux bureaux de celui-ci situés à Toronto, en Ontario, est l'agent chargé de la tenue des registres et agent des transferts à l'égard des parts de fiducie.

CONTRATS IMPORTANTS

Exception faite des contrats qu'elles ont conclus dans le cours normal des affaires, les seuls contrats importants en vigueur conclus par la Fiducie ou par la Société au cours des deux dernières années sont les suivants :

1. l'acte de fiducie, dont il est question à la rubrique « Acte de fiducie »;

2. la convention de crédit relative à la facilité bancaire existante, dont il est question à la rubrique « Renseignements portant sur la Société – Emprunts de la Société »;

3. la convention de subordination, dont il est question à la rubrique « Renseignements portant sur la Société – Emprunts de la Société »;

4. le bilan relatif à la nouvelle facilité bancaire dont il est question à la rubrique « Renseignements portant sur la Société – Emprunts de la Société »;

5. la convention de financement provisoire par capitaux propres dont il est question à la rubrique « Description de la Fiducie – Emprunts de la Fiducie »;

6. la convention d'achat et de vente conclue entre Anadarko Canada Corporation et la Société en date du 1er août 2002 en vue de l'achat de certaines propriétés et redevances directes dont il est question à la rubrique « Facteurs de risque – Litige ayant trait à l'acquisition de propriétés »;

7. la convention de prise ferme, dont il est question à la rubrique « Mode de placement »;

8. la convention relative à NFX, dont il est question à la rubrique « Acquisition des nouvelles propriétés »;

9. la lettre d'entente dont il est question à la rubrique « Acquisition des nouvelles propriétés ».

Pendant la durée du placement des parts de fiducie, on peut consulter des copies des documents susmentionnés, pendant les heures d'ouverture habituelles, aux bureaux de Burnet, Duckworth & Palmer LLP, First Canadian Centre, 350, 7th Avenue S.W., bureau 1400, Calgary (Alberta) T2P 3N9.

ADMISSIBILITÉ À DES FINS DE PLACEMENT

Sous réserve de certaines hypothèses, limites et restrictions, de l'avis de Burnet, Duckworth & Palmer LLP, conseillers juridiques de la Fiducie, et de Blake, Cassels & Graydon s.r.l., conseillers juridiques des preneurs fermes, en date du présent prospectus, à la condition que la Fiducie soit admissible à titre de fiducie de fonds commun de placement au sens de la Loi de l'impôt, les parts de fiducie constitueront, à la date de leur émission, des placements admissibles pour les fiducies régies par un régime enregistré d'épargne-retraite, un fonds enregistré de revenu de retraite, un régime de participation différée aux bénéfices et un régime enregistré d'épargne-études en vertu de la Loi de l'impôt en vigueur à la date des présentes et d'après, en partie, une attestation de la Société quant à des questions de fait, et ne constitueront pas des « biens étrangers » au sens de cette loi.

LIENS ENTRE LA FIDUCIE ET UN CERTAIN PRENEUR FERME

Financière Banque Nationale Inc., un des preneurs fermes, est une filiale en propriété exclusive d'une banque à charte canadienne qui, à la date de clôture du présent placement, sera un prêteur de la Société ou envers laquelle celle-ci sera endettée. Voir « Renseignements portant sur la Société – Emprunts de la Société » pour obtenir une description de la nouvelle facilité bancaire devant être consentie par le prêteur de la nouvelle facilité bancaire. Par conséquent, la Fiducie peut être considérée comme un émetteur associé à Financière Banque Nationale Inc. aux fins de la réglementation sur les valeurs mobilières de certaines provinces. La décision de placer les parts de fiducie qui font l'objet des présentes a été prise, et les modalités du présent placement ont été établies, par voie de négociation entre la Société, pour le compte de la Fiducie, et Financière Banque Nationale Inc., pour le compte des preneurs fermes. La banque n'a participé ni à cette décision ni à l'établissement de ces modalités, mais elle a été informée de l'émission et des modalités de celle-ci. En conséquence de la présente émission, Financière Banque Nationale Inc. touchera sa part de la rémunération des preneurs fermes. En outre, la Fiducie a retenu les services de Financière Banque Nationale dans le cadre de l'opération relative à NFX et lui versera une rémunération lorsque l'opération relative à NFX aura été réalisée.

DROIT DE RÉSOLUTION ET SANCTIONS CIVILES

Les lois établies par diverses autorités législatives au Canada confèrent à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception ou la réception présumée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

DROIT D'ACTION CONTRACTUEL EN NULLITÉ

Si le porteur d'une part de fiducie peut se prévaloir, en vertu des lois applicables, d'un recours en nullité en raison du fait que le présent prospectus ou une modification à celui-ci contient une information fausse ou trompeuse, le porteur aura droit, dans le cadre de ce recours en nullité, au remboursement de la somme intégrale qu'il aura versée à la Fiducie pour acquérir la part de fiducie. Si le porteur est un cessionnaire autorisé du porteur initial de la part de fiducie, il pourra bénéficier du recours en nullité et du remboursement prévus dans les présentes comme s'il était le souscripteur initial. Les recours décrits ci-dessus s'ajoutent aux autres droits ou recours dont disposent les porteurs de parts de fiducie en vertu de l'article 203 de la *Securities Act* (Alberta), de l'article 131 de la *Securities Act* (Colombie-Britannique), de l'article 130 de la *Loi sur les valeurs mobilières* (Ontario) et des articles similaires d'autres lois sur les valeurs mobilières applicables, ou autrement en vertu de la loi.

TABLE DES MATIÈRES DES ÉTATS FINANCIERS

KPMG

Tableau des résultats des

PROPRIÉTÉS INITIALES

acquises auprès de Devon Canada Corporation

Exercices terminés les 31 décembre 2001, 2000 et 1999

RAPPORT DES VÉRIFICATEURS

Au conseil d'administration de Harvest Operations Corp.

À la demande de Harvest Operations Corp., nous avons vérifié le tableau des résultats des propriétés (les « propriétés initiales ») dont il est fait mention dans la convention d'achat et de vente datée du 28 mai 2002 conclue entre Harvest Operations Corp. et Devon Canada Corporation et Devon ARL Corporation, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001. La responsabilité de ces informations financières incombe à Harvest Operations Corp. Notre responsabilité consiste à exprimer une opinion sur ces informations financières en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les informations financières sont exemptes d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les informations financières. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des informations financières.

À notre avis, ce tableau donne, à tous les égards importants, une image fidèle des résultats des propriétés initiales dont il est fait mention dans la convention d'achat et de vente datée du 28 mai 2002, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001.

Comptables agréés

Calgary, Canada
Le 18 septembre 2002

PROPRIÉTÉS INITIALES

Tableau des résultats des propriétés initiales

	Six mois arrêtés aux 30 juin		Exercices terminés les 31 décembre		
	2002	2001	2001	2000	1999
	(non vérifié)		(vérifié)		
Produits	13 935 019 $	16 772 213 $	30 675 360 $	46 395 299 $	30 506 217 $
Redevances	(1 210 816)	(1 630 888)	(2 791 810)	(4 406 652)	(2 984 815)
	12 724 203	15 141 325	27 883 550	41 988 647	27 521 402
Frais d'exploitation	5 050 362	6 901 821	11 587 364	9 333 045	7 266 639
Bénéfice d'exploitation	7 673 841 $	8 239 504 $	16 296 186 $	32 655 602 $	20 254 763 $

Se reporter aux notes afférentes au tableau des résultats des propriétés initiales.

PROPRIÉTÉS INITIALES

Notes afférentes au tableau des résultats des propriétés initiales

Exercices terminés les 31 décembre 2001, 2000 et 1999
(L'information relative aux semestres arrêtés aux 30 juin 2002 et 2001 est non vérifiée.)

1. Mode de présentation

Le 28 mai 2002, Harvest Operations Corp. a conclu une convention d'achat et de vente en vue d'acquérir les propriétés de Thompson Lake (les « propriétés initiales ») auprès de Devon Canada Corporation et de Devon ARL Corporation (collectivement « Devon Canada »). La clôture de cette acquisition a eu lieu le 10 juillet 2002.

Le tableau des résultats des propriétés initiales inclut les activités d'exploitation des propriétés initiales qui ont été menées par Devon Canada.

Le tableau des résultats des propriétés initiales n'inclut que les montants qui ont trait à l'intérêt économique direct de Devon Canada dans les propriétés initiales.

Le tableau des résultats des propriétés initiales ne contient aucune provision au titre de l'épuisement et de l'amortissement, de la restauration des lieux, des coûts en capital futurs, de la moins-value des propriétés non évaluées, des frais généraux et administratifs ainsi que des impôts sur les bénéfices des propriétés initiales, étant donné que ces montants sont fondés sur les activités d'exploitation consolidées de Devon Canada, dont les propriétés initiales ne constituent qu'une simple partie.

2. Principales conventions comptables

a) Produits

Les produits tirés de la vente de pétrole et de gaz naturel sont inscrits lorsque ces marchandises sont produites et vendues.

b) Redevances

Les redevances sont comptabilisées lorsque les marchandises sont produites et vendues. Les redevances sont calculées conformément aux règlements d'Alberta Energy ou aux dispositions des conventions de redevances individuelles.

c) Frais d'exploitation

Les frais d'exploitation comprennent les montants engagés pour amener le pétrole et le gaz naturel à la surface et pour les collecter, les transporter, les soumettre à un traitement préliminaire, les traiter et les entreposer. Les frais d'exploitation sont comptabilisés déduction faite des revenus de collecte, de traitement et de transport se rapportant aux propriétés initiales.

KPMG

Tableau des résultats des

PROPRIÉTÉS ADDITIONNELLES

acquises auprès d'Anadarko Canada Corporation

Exercices terminés les 31 décembre 2001, 2000 et 1999

RAPPORT DES VÉRIFICATEURS

Au conseil d'administration de Harvest Operations Corp.

À la demande de Harvest Operations Corp., nous avons vérifié le tableau des résultats des propriétés (les « propriétés additionnelles ») dont il est fait mention dans la convention d'achat et de vente datée du 1er août 2002 conclue entre Harvest Operations Corp. et Anadarko Canada Corporation, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001. La responsabilité de ces informations financières incombe à Harvest Operations Corp. Notre responsabilité consiste à exprimer une opinion sur ces informations financières en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les informations financières sont exemptes d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les informations financières. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des informations financières.

À notre avis, ce tableau donne, à tous les égards importants, une image fidèle des résultats des propriétés additionnelles dont il est fait mention dans la convention d'achat et de vente datée du 1er août 2002, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001.

Comptables agréés

Calgary, Canada
Le 18 septembre 2002

PROPRIÉTÉS ADDITIONNELLES

Tableau des résultats des propriétés additionnelles

	Neuf mois arrêtés aux 30 septembre		Exercices terminés les 31 décembre		
	2002	2001	2001	2000	1999
	(non vérifié)		(vérifié)		
Produits	55 459 785 $	48 198 918 $	57 615 104 $	72 026 276 $	42 693 456 $
Redevances	(7 323 940)	(7 860 337)	(11 340 031)	(14 465 051)	(7 268 179)
	48 135 845	40 338 581	46 275 073	57 561 225	35 425 277
Frais d'exploitation	12 665 536	10 404 008	12 832 174	8 799 976	7 452 752
Bénéfice d'exploitation	35 470 309 $	29 934 573 $	33 442 899 $	48 761 249 $	27 972 525 $

Se reporter aux notes afférentes au tableau des résultats des propriétés additionnelles.

PROPRIÉTÉS ADDITIONNELLES

Notes afférentes au tableau des résultats des propriétés additionnelles

Exercices terminés les 31 décembre 2001, 2000 et 1999
(L'information relative aux neuf mois arrêtés aux 30 septembre 2002 et 2001 est non vérifiée.)

1. Mode de présentation

Le 1er août 2002, Harvest Operations Corp. a conclu une convention d'achat et de vente en vue d'acquérir les propriétés Hayter et Provost (les « propriétés additionnelles ») auprès d'Anadarko Canada Corporation (« Anadarko »). Cette acquisition a été conclue le 15 novembre 2002.

Le tableau des résultats des propriétés additionnelles inclut les activités d'exploitation des propriétés additionnelles qui ont été menées par Anadarko.

Le tableau des résultats des propriétés additionnelles n'inclut que les montants qui ont trait à l'intérêt économique direct d'Anadarko dans les propriétés additionnelles.

Le tableau des résultats des propriétés additionnelles ne contient aucune provision au titre de l'épuisement et de l'amortissement, de la restauration des lieux, des coûts en capital futurs, de la moins-value des propriétés non évaluées, des frais généraux et administratifs ainsi que des impôts sur les bénéfices des propriétés additionnelles, étant donné que ces montants sont fondés sur les activités d'exploitation consolidées d'Anadarko, dont les propriétés additionnelles ne constituent qu'une simple partie.

2. Principales conventions comptables

a) Produits

Les produits tirés de la vente de pétrole et de gaz naturel sont inscrits lorsque ces marchandises sont produites et vendues.

b) Redevances

Les redevances sont comptabilisées lorsque les marchandises sont produites et vendues. Les redevances sont calculées conformément aux règlements d'Alberta Energy ou aux dispositions des conventions de redevances individuelles.

c) Frais d'exploitation

Les frais d'exploitation comprennent les montants engagés pour amener le pétrole et le gaz naturel à la surface, pour les collecter, les transporter, les soumettre à un traitement préliminaire, les traiter et les entreposer, ainsi que divers frais généraux d'exploitation déterminés par Anadarko.

KPMG

Tableau des résultats des

NOUVELLES PROPRIÉTÉS

acquises auprès de National Fuel Exploration Corp.

Exercices terminés les 31 décembre 2002, 2001 et 2000

RAPPORT DES VÉRIFICATEURS

Au conseil d'administration de Harvest Operations Corp.

À la demande de Harvest Operations Corp., nous avons vérifié le tableau des résultats des propriétés (les « nouvelles propriétés ») dont il est fait mention dans la convention d'achat et de vente datée du 29 juillet 2003 conclue entre Harvest Operations Corp. et National Fuel Exploration Corp., pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2002. La responsabilité de ces informations financières incombe à Harvest Operations Corp. Notre responsabilité consiste à exprimer une opinion sur ces informations financières en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les informations financières sont exemptes d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les informations financières. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des informations financières.

À notre avis, ce tableau donne, à tous les égards importants, une image fidèle des résultats des nouvelles propriétés dont il est fait mention dans la convention d'achat et de vente datée du 29 juillet 2003, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2002.

Comptables agréés

Calgary, Canada
Le 25 juillet 2003

NOUVELLES PROPRIÉTÉS

Tableau des résultats des nouvelles propriétés

	Six mois arrêtés aux 30 juin		Exercices terminés les 31 décembre		
	2003	2002	2002	2001	2000
	(non vérifié)		(vérifié)		
Produits	48 055 770 $	48 488 202 $	100 802 590 $	107 294 903 $	154 598 198 $
Redevances	(9 676 585)	(9 864 722)	(20 380 573)	(21 408 678)	(30 504 469)
	38 379 185	38 623 480	80 422 017	85 886 225	124 093 729
Frais d'exploitation	14 726 939	13 943 607	28 776 048	26 591 295	29 706 510
Bénéfice d'exploitation	23 652 246 $	24 679 873 $	51 645 969 $	59 294 930 $	94 387 219 $

Se reporter aux notes afférentes au tableau des résultats des nouvelles propriétés.

NOUVELLES PROPRIÉTÉS

Notes afférentes au tableau des résultats des nouvelles propriétés

Exercices terminés les 31 décembre 2002, 2001 et 2000
(L'information relative aux six mois arrêtés aux 30 juin 2003 et 2002 est non vérifiée.)

1. Mode de présentation

Le 29 juillet 2003, Harvest Operations Corp. a conclu une convention d'achat et de vente en vue d'acquérir les propriétés (les « nouvelles propriétés ») auprès de National Fuel Exploration Corp. (« NFX »). La Société a également conclu une lettre d'accord avec un important producteur de pétrole et de gaz naturel aux termes de laquelle la Société ferait l'acquisition de la quasi-totalité des nouvelles propriétés et l'autre partie conserverait le reste de ces propriétés. Ces informations sont présentées pour les nouvelles propriétés au complet et n'ont pas été ajustées pour tenir de la participation devant être conservée par l'autre partie.

Le tableau des résultats des nouvelles propriétés inclut les activités d'exploitation des nouvelles propriétés qui ont été menées par NFX. Le tableau des résultats des nouvelles propriétés n'inclut que les montants qui ont trait à l'intérêt économique direct de NFX dans les nouvelles propriétés.

Le tableau des résultats des nouvelles propriétés ne comprend aucune provision au titre de l'épuisement et de l'amortissement, de la restauration des lieux, des coûts en capital futurs, de la moins-value des propriétés non évaluées, des frais généraux et administratifs ainsi que des impôts sur les bénéfices des nouvelles propriétés, étant donné que ces montants sont fondés sur les activités d'exploitation consolidées de NFX, dont les nouvelles propriétés ne constituent qu'une simple partie.

2. Principales conventions comptables

a) Produits

Les produits tirés de la vente de pétrole et de gaz naturel sont inscrits lorsque ces marchandises sont produites et vendues.

b) Redevances

Les redevances sont comptabilisées lorsque les marchandises sont produites et vendues. Les redevances sont calculées conformément aux règlements d'Alberta Energy ou aux dispositions des conventions de redevances individuelles.

c) Frais d'exploitation

Les frais d'exploitation comprennent les montants engagés pour amener le pétrole et le gaz naturel à la surface et pour les collecter, les transporter, les soumettre à un traitement préliminaire, les traiter et les entreposer. Les frais d'exploitation sont comptabilisés déduction faite des revenus de collecte, de traitement et de transport se rapportant aux nouvelles propriétés.

États financiers consolidés de

Harvest Energy Trust

30 juin 2003

Harvest Energy Trust

Bilans consolidés

	30 juin 2003	31 décembre 2002
Actif	*(non vérifié)*	*(vérifié)*
Actif à court terme		
Encaisse et placements à court terme	**1 180 609 $**	4 502 947 $
Débiteurs	**16 224 404**	13 577 870
Charges payées d'avance et dépôts	**2 398 553**	534 573
	19 803 566	18 615 390
Charges de financement reportées, déduction faite de l'amortissement	**1 406 840**	2 209 792
Impôts futurs	**1 034 476**	1 272 000
Immobilisations corporelles note 3)	**97 876 800**	71 631 507
	120 121 682 $	93 728 689 $
Passif et avoir des porteurs de parts		
Passif à court terme		
Créditeurs et charges à payer	**10 063 054 $**	5 593 405 $
Distributions en espèces à payer	**2 447 510**	1 862 500
Intérêts courus à payer	**809 829**	389 349
Emprunt à vue (note 2)	**45 557 388**	45 286 396
Billet à payer (note 3)	**850 000**	-
Impôt des grandes sociétés exigible	**-**	46 771
	59 727 781	53 178 421
Provision pour frais de restauration des lieux	**1 917 018**	544 178
	61 644 799	53 722 599
Avoir des porteurs de parts		
Capital des porteurs de parts (note 4)	**63 273 216**	36 727 997
Bénéfice cumulé	**10 052 141**	5 136 093
Surplus d'apport	**29 455**	4 500
Distributions en espèces cumulées	**(14 877 929)**	(1 862 500)
	58 476 883	40 006 090
	120 121 682 $	93 728 689 $

Événements postérieurs à la date du bilan (note 8)

Se reporter aux notes afférentes aux états financiers consolidés.

Au nom du conseil,

(signé) "John A. Brussa", administrateur

(signé) "Hector J. McFadyen", administrateur

Harvest Energy Trust

État consolidé des résultats et du bénéfice cumulé

(non vérifié)

	Trimestre arrêté au 30 juin 2003	Semestre arrêté au 30 juin 2003
Produits		
Ventes de pétrole et de gaz naturel	24 639 326 $	50 869 382 $
Perte sur opérations de couverture	(3 726 594)	(12 296 276)
Redevances	114 359	170 133
Charges de redevances	(3 404 361)	(6 382 776)
	17 622 730	32 360 463
Charges		
Frais d'exploitation	6 595 988	13 400 411
Intérêts débiteurs et amortissement des charges de financement report	1 078 193	2 190 728
Frais généraux et administratifs	788 841	1 519 653
Frais de restauration des lieux et de remise en état	818 461	1 383 804
	6 936 073	12 148 215
Gain de change	(983 735)	(3 487 457)
	15 233 821	27 155 354
Bénéfice avant les impôts	2 388 909	5 205 109
Impôts		
Impôt des grandes sociétés	31 640	51 538
Charge d'impôts futurs	1 177 380	237 524
Bénéfice net de la période	1 179 889	4 916 047
Bénéfice cumulé au début de la période	8 872 252	5 136 094
Bénéfice cumulé à la fin de la période	10 052 141 $	10 052 141 $
Bénéfice par part de fiducie, de base	0,10 $	0,45 $
Bénéfice par part de fiducie, dilué	0,10 $	0,44 $

Se reporter aux notes afférentes aux états financiers consolidés

Harvest Energy Trust

État consolidé des flux de trésorerie

(non vérifié)

	Trimestre arrêté au 30 juin 2003	Semestre arrêté au 30 juin 2003
Rentrées (sorties) de fonds		
Activités d'exploitation		
Bénéfice net de la période	1 179 889 $	4 916 047 $
Éléments hors caisse		
Amortissement et épuisement	6 936 073	12 148 215
Restauration des lieux et remise en état	818 461	1 383 804
Gain de change	(983 735)	(3 487 457)
Amortissement des charges de financement	406 476	812 950
Charge d'impôts futurs	1 177 380	237 524
Rémunération à base de parts	12 273	24 955
Rentrées de fonds liées à l'exploitation	9 546 817	16 036 038
Variatation du fonds de roulement hors caisse (note 8)	(4 415 339)	868 612
	5 131 478	16 904 650
Activités de financement		
Émission de parts de fiducie, déduction faite des frais	-	14 096 181
Émission de parts de fiducie en vertu du régime de réinvestissement des distributions déduction faite des frais	2 824 164	4 099 037
Augmentation de l'emprunt à vue	27 747 640	33 379 065
Remboursement de l'emprunt à vue	(6 180 670)	(29 557 182)
Distributions au comptant	(6 767 077)	(12 430 419)
Variation des soldes du fonds de roulement hors caisse liés aux activités de financement (note 8)	218 285	585 010
	17 842 342	10 171 692
Activités d'investissement		
Ajouts aux immobilisations corporelles	(19 119 967)	(24 971 104)
Acquisition d'une société fermée (note 3)	(3 000 000)	(3 000 000)
Variation des soldes du fonds de roulement hors caisse liés aux activités d'investissement (note 3)	(1 438 815)	(2 427 576)
	(23 558 782)	(30 398 680)
Diminution de l'encaisse et des placements à court terme	(584 962)	(3 322 338)
Encaisse et placements à court terme au début de la période	1 765 571	4 502 947
Encaisse et placements à court terme à la fin de la période	1 180 609 $	1 180 609 $
Intérêts payés au comptant	889 682 $	945 344 $
Impôts payés au comptant	10 526 $	46 771 $
Distributions au comptant par part (note 4)	0,60 $	1,14 $

Se reporter aux notes afférentes aux états financiers consolidés.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
30 juin 2003

1. Principales conventions comptables

Les présents états financiers consolidés intermédiaires de Harvest Energy Trust (la « Fiducie ») ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada (les « PCGR canadiens »). La préparation d'états financiers exige de la direction qu'elle fasse des estimations et pose des hypothèses qui influent sur les montants d'actifs et de passifs qui sont déclarés, sur la présentation des éventualités, s'il en est, à la date des états financiers et sur les montants de produits et charges qui sont présentés pour la période. De l'avis de la direction, ces états financiers ont été dressés selon un seuil raisonnable d'importance relative. Exception faite de ce qui est indiqué ci-dessous, ces états financiers consolidés intermédiaires ont été établis selon les principales conventions comptables qui ont été utilisées aux fins du rapport annuel de la Fiducie pour la période allant de sa formation, le 10 juillet 2002, au 31 décembre 2002 et qui sont décrites dans ce rapport, et devraient être lus à la lumière de celui-ci. Certains chiffres de la période antérieure ont été reclassés en fonction de la présentation adoptée pour la période à l'étude.

Ces états financiers consolidés englobent les comptes de Harvest Energy Trust et ceux de ses filiales en propriété exclusive.

2. Changement de convention comptable

L'Institut Canadien des Comptables Agréés a publié une prise de position en comptabilité qui porte sur le classement des dettes et qui doit être appliquée aux exercices ouverts à compter du 1er janvier 2002. Selon cette prise de position et les modalités dont est assortie la facilité de crédit de Harvest Operations, l'emprunt est classé dans le passif à court terme puisque le prêteur a le droit d'en exiger le remboursement le 30 avril 2004.

3. Acquisition d'une société fermée

Le 1er juin 2003, Harvest Energy Trust a acquis la totalité des actions ordinaires et la participation aux bénéfices nets d'une société fermée. La contrepartie totale qu'a versée la Fiducie a été de 10,1 millions de dollars et a été réglée par l'émission de 625 000 parts de fiducie au prix de 10,00 $ chacune *[note 4]*, par 3 millions de dollars au comptant et par un billet à ordre non garanti et remboursable sur demande de 850 000 $ portant intérêt au taux de 10 % par année en date du 27 juin 2003. Cette acquisition a été comptabilisée selon la méthode de l'acquisition.

Ce qui suit indique la juste valeur estimative des actifs acquis et des passifs pris en charge à la date d'acquisition. La Société n'ayant pas encore calculé de façon définitive les actifs acquis et les passifs pris en charge, la ventilation du prix d'achat pourrait changer.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
30 juin 2003

	Montant
Immobilisations corporelles	15 180 670 $
Fonds de roulement, montant net	(2 281 160)
Dette bancaire	(2 799 510)
	10 100 000 $

4. Capital des porteurs de parts

a) Autorisé

Le capital autorisé est constitué d'un nombre illimité de parts de fiducie.

b) Émis

	Nombre de parts	Montant
Au 31 décembre 2002	9 312 500	36 727 997 $
Exercice de bons de souscription i)	150 000	150 000
Exercice de bons de souscription spéciaux ii)	1 500 000	15 000 000
Acquisitions iii)	825 000	8 350 000
Emission en vertu du régime de réinvestissement des distributions iv)	450 051	4 399 037
Frais d'émission d'actions		(1 353 818)
Au 30 juin 2003	12 237 551	63 273 216 $

i) Le 24 janvier 2003, 150 000 parts de fiducie ont été émises à une société contrôlée par un administrateur de Harvest Operations par suite de l'exercice d'un bon de souscription. Le produit de 150 000 $ a été imputé au fonds de roulement.

ii) Le 7 mars 2003, 1 500 000 bons de soucription spéciaux ont été exercés en échange de parts de fiducie. Les bons de souscription spéciaux avaient été émis le 4 février 2003, ce qui avait donné lieu à un produit de 13 700 000 $, déduction faite de la rémunération des preneurs fermes au taux de 5 % et des frais d'émission d'environ 550 000 $.

iii) Le 27 mai 2003, la Fiducie a émis 200 000 parts de fiducie au prix de 10,50 $ chacune en guise de contrepartie à l'achat d'une propriété produisant du pétrole brut.

Le 27 juin 2003, la Fiducie a émis 625 000 parts de fiducie au prix de 10,00 $ chacune en guise de contrepartie partielle à l'achat d'une société fermée *[note 3]*.

iv) Le tableau ci-dessous résume l'émission de parts de fiducie aux termes du régime de réinvestissement des distributions (« RRD ») :

Mois de distribution	Date de clôture des registres	Date du versement	Parts de fiducie émises en vertu du RRD	Montant
Janvier	31 janvier 2003	17 février 2002	79 208	794 650 $
Février	28 février 2003	17 mars 2003	73 230	780 223
Mars	31 mars 2003	15 avril 2003	96 019	907 805
Avril	30 avril 2003	15 mai 2003	98 535	925 662
Mai	31 mai 2003	16 juin 2003	103 059	990 697
Au 30 juin 2003			450 051	4 399 037 $

c) Données par part

Le tableau ci-dessous indique les parts de fiducie ayant servi à calculer le bénéfice par part de fiducie :

	Trimestre arrêté au 30 juin 2003	Semestre arrêté au 30 juin 2003
Nombre moyen pondéré de parts de fiducie en circulation, de base	11 351 728	10 891 161
Incidence des droits sur parts de fiducie	226 795	190 578
Nombre moyen pondéré de parts de fiducie en circulation, dilué	11 578 523	11 081 739

5. Régime de rémunération incitative à base de parts de fiducie

Un régime de rémunération incitative à base de parts de fiducie a été mis en place. En vertu de ce régime, la Fiducie est autorisée à octroyer des droits incessibles visant l'achat de parts de fiducie aux administrateurs, aux dirigeants, aux conseillers, aux salariés et à d'autres prestataires de services. Ces droits visent un total de 1 121 000 parts de fiducie. Le prix d'exercice initial des droits octroyés dans le cadre du régime est égal au cours de clôture la veille de la date à laquelle les droits sont octroyés. Les droits ont une durée maximale de cinq ans. Le prix d'exercice des droits est révisé à la baisse de temps à autre en fonction des distributions en espèces qui sont faites à l'égard des parts de fiducie lorsque le taux de distribution minimum est atteint. Le tableau ci-dessous indique le nombre de parts de fiducie qui sont réservées à des fins d'émission aux termes du régime de rémunération incitative à base de parts de fiducie :

	Droits sur parts de fiducie	Prix d'exercice moyen pondéré
En circulation au 31 décembre 2002	787 500	7,80 $
Octroyés le 24 janvier 2003	32 500	10,21
Octroyés le 14 février 2003	34 500	10,75
Réduction du prix d'exercice en raison des distributions	-	(1,20)
Au 30 juin 2003	854 500	6,58 $

Tous les droits sur parts de fiducie en circulation deviennent acquis en tranches égales sur une période de quatre ans à la date anniversaire de leur attribution.

Conformément au chapitre 3870, *Rémunérations et autres paiements à base d'actions*, du *Manuel de l'ICCA*, la Fiducie a choisi de ne pas comptabiliser de charge de rémunération lorsque des droits sur parts de fiducie ne prévoyant aucun règlement en espèces sont octroyés aux salariés et aux administrateurs dans le cadre du régime de rémunération incitative à base de parts de fiducie. La juste valeur des droits sur parts de fiducie octroyés aux administrateurs, aux dirigeants et aux salariés a été établie à l'aide d'un modèle binomial d'évaluation d'options. La Fiducie a utilisé le modèle binomial parce qu'il permet de calculer la juste valeur d'un droit sur parts de fiducie dont le prix d'exercice diminue en fonction des distributions versées depuis la date d'émission jusqu'à la date d'acquisition des droits.

Afin d'établir les informations sur la juste valeur qui sont fournies ci-dessous, la juste valeur de chaque droit a été estimée à la date d'attribution en fonction des hypothèses moyennes pondérées suivantes :

Volatilité prévue	27,5 %
Taux d'intérêt sans risque	3 %
Durée de vie prévue des droits sur parts de fiducie	4 ans
Distribution annuelle estimative par part	2,40 $

Pour établir les informations pro forma, la juste valeur estimative des droits sur parts de fiducie est amortie sur les périodes d'acquisition de tels droits. Le bénéfice net pro forma et le bénéfice pro forma par part de fiducie auraient été comptabilisés comme suit :

		Trimestre arrêté au 30 juin 2003	Semestre arrêté au 30 juin 2003
Bénéfice net	Présenté	1 179 889 $	4 916 047 $
	Pro forma	738 196 $	4 037 245 $
Bénéfice par part - de base	Présenté	0,10 $	0,45 $
	Pro forma	0,07 $	0,37 $
Bénéfice par part - dilué	Présenté	0,10 $	0,44 $
	Pro forma	0,06 $	0,36 $

Relativement aux droits sur parts de fiducie émis à des non-salariés, la Fiducie a, au cours du trimestre et du semestre à l'étude, constaté respectivement 12 273 $ et 24 546 $ en tant que charges de rémunération et a inclus ces montants dans les frais généraux et administratifs présentés à l'état consolidé des résultats et du bénéfice cumulé.

6. Instruments financiers

La Fiducie a recours à des contrats de vente de pétrole et à des instruments financiers dérivés pour atténuer l'incidence des fluctuations des prix des marchandises sur les prix qu'elle obtient. Ce qui suit résume les contrats de vente de pétrole comportant des caractéristiques de swap de prix ou de tunnel au 30 juin 2003 et dont les prix de vente futurs sont fixes :

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
30 juin 2003

Swaps	Durée	Prix par baril	Evaluation à la valeur du marché Gain (perte)
1 000 b/j	Juillet à septembre 2003	37,10 $ CA	(277 718 $)
1 000 b/j	Octobre à décembre 2003	36,63 $ CA	(155 834 $)
1 510 b/j	Janvier à mars 2004	23,23 $ US	(697 743 $)
1 300 b/j	Janvier à mars 2004	24,33 $ US	(426 279 $)
500 b/j	Janvier à décembre 2004	24,12 $ US	(447 354 $)
500 b/j	Janvier à décembre 2004	24,25 $ US	(415 200 $)
1 430 b/j	Avril à juin 2004	22,93 $ US	(567 192 $)
1 200 b/j	Avril à juin 2004	25,50 $ US	(383 485 $)
1 380 b/j	Juillet à septembre 2004	22,70 $ US	(487 748 $)
500 b/j	Juillet à septembre 2004	24,56 $ US	(60 761 $)
1 325 b/j	Octobre à décembre 2004	22,54 $ US	(409 012 $)
500 b/j	Octobre à décembre 2004	24,03 $ US	(61 452 $)
500 b/j	Janvier à décembre 2005	24,32 $ US	(19 931 $)
1 100 b/j	Janvier à mars 2005	22,38 $ US	(303 940 $)
1 030 b/j	Avril à juin 2005	22,18 $ US	(282 152 $)
	Swaps fondés sur l'écart du mélange du pétrole brut Lloydminster		
2 000 b/j	Janvier à décembre 2004	(7,75 $) US	1 731 396 $
1 100 b/j	Janvier à décembre 2004	(8,20 $) US	643 090 $

Options de vente vendues	Durée	Prix par baril	Evaluation à la valeur du marché Perte
500 b/j	Janvier à décembre 2004	Option de vente vendue 15,50 $ CA	(44 522 $)
1 000 b/j	Janvier à décembre 2004	Option de vente vendue 18,00 $ CA	(173 140 $)

Tunnels	Durée	Prix par baril	Evaluation à la valeur du marché Gain (perte)
500 b/j	Juillet à septembre 2003	35,40 $ – 38,40 $ CA	(79 059 $)
500 b/j	Octobre à décembre 2003	35,50 $ – 37,35 $ CA	(44 797 $)
1 000 b/j	Janvier à décembre 2004	23,00 $ – 27,95 $ US	0 $

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
30 juin 2003

La Fiducie a également conclu un contrat visant la livraison, au vendeur de la propriété, de 6 000 b/j du mélange de pétrole brut Lloydminster jusqu'au 31 décembre 2003. Ce contrat oblige la Fiducie à acheter environ 1 000 b/j de diluants qu'elle doit mélanger à sa production afin de satisfaire aux exigences en matière de qualité du pétrole à la destination de livraison. Aux termes de ce contrat, la Fiducie obtient un prix équivalant au prix mensuel du WTI à la NYMEX, moins un écart fixe de 8,23 $ US par baril, ce prix ne pouvant être inférieur à 14,40 $ US le baril ou supérieur à 17,24 $ US le baril.

Le tableau ci-dessous présente un sommaire des swaps de couverture des prix de l'électricité que Harvest Operations avait conclus au 30 juin 2003 afin de fixer le coût de sa consommation d'électricité future :

Swaps	Durée	Prix par mégawatt	Evaluation à la valeur du marché Gain (perte)
5 MW	Janvier à décembre 2003	46,30 $ CA	308 790 $
5 MW	Janvier à décembre 2004	46,00 $ CA	32 850 $
5 MW	Janvier à décembre 2004	46,00 $ CA	32 850 $
5 MW	Janvier à décembre 2005	43,00 $ CA	(21 900 $)
9,75 MW	Avril 2003 à mars 2006	44,50 $ CA	916 022 $

Au 30 juin 2003, la perte non réalisée et évaluée à la valeur du marché de tous les contrats sur instruments financiers dérivés conclus par Harvest Operations était d'environ 1 704 799 $. Harvest Operations Corp. a versé un dépôt aux contreparties à certains de ces contrats selon leur valeur évaluée à la valeur du marché à la fin du jour de négociation. Au 30 juin 2003, ce montant totalisait 1 733 008 $ et était inscrit dans le solde des charges payées d'avance et dépôts.

7. Variation du fonds de roulement hors caisse

	Trimestre arrêté au 30 juin 2003	Semestre arrêté au 30 juin 2003
Variation des éléments du fonds de roulement hors caisse		
Débiteurs	(2 958 028 $)	(1 810 351 $)
Charges payées d'avance et dépôts	(850 833)	(1 834 215)
Créditeurs et charges à payer	(1 575 528)	1 711 765
Distributions en espèces à verser	224 523	585 010
Intérêts courus à payer	(459 367)	420 480
Impôt des grandes sociétés exigible	(10 398)	(46 643)
	(5 629 631 $)	(973 954 $)
Variations liées aux activités d'exploitation	(4 415 339 $)	868 612 $
Variations liées aux activités de financement	224 523	585 010
Variations liées aux activités d'investissement	(1 438 815)	(2 427 576)
	(5 629 631 $)	(973 954 $)

8. Événements postérieurs à la date du bilan

Le 14 juillet 2003, la Fiducie a annoncé une distribution en espèces de 0,20 $ par part aux porteurs de parts inscrits le 31 juillet 2003. Cette distribution a été versée le 15 août 2003 et a été sous forme de 1 478 783 $ au comptant et de 92 818 parts de fiducie qui ont été émises contre un montant de 989 612 $ au réinvestissement des distributions conformément au régime de réinvestissement et de celui d'achat optionnel de parts.

Le 15 juillet 2003, la Fiducie a versé aux porteurs de parts inscrits le 30 juin 2003 la distribution de 0,20 $ par part qu'elle avait annoncée le 16 juin 2003. La distribution a été sous forme de 1 457 793 $ au comptant et de 104 425 parts de fiducie qui ont été émises contre un montant de 989 718 $ au réinvestissement des distributions conformément au régime de réinvestissement et de celui d'achat optionnel de parts.

Dans la période allant du 15 au 18 juillet 2003, la Fiducie a émis 31 000 autres droits sur parts de fiducie à des salariés de Harvest Operations Corp. Le prix d'exercice initial des droits octroyés aux termes du régime correspond au cours de clôture la veille de la date à laquelle les droits sont octroyés. Les droits ont une durée maximale de cinq ans. Le prix d'exercice moyen des droits octroyés était de 10,23 $. Leur prix d'exercice est révisé à la baisse de temps à autre en fonction des distributions en espèces qui sont faites à l'égard des parts de fiducie lorsque le taux de distribution minimum est atteint. Tous les droits sur parts de fiducie en circulation deviennent acquis en tranches égales sur une période de quatre ans à la date anniversaire de leur attribution.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
30 juin 2003

Le 30 juillet 2003, Harvest Operations Corp. a conclu une entente visant l'acquisition de propriétés pétrolifères productives dans le sud-est de la Saskatchewan. Il est prévu que le prix d'achat sera d'environ 105 millions de dollars et que cette opération sera conclue le 30 septembre 2003.

Le 31 juillet 2003, Harvest Operations Corp. a conclu un contrat d'achat d'éléctricité aux termes duquel elle obtiendra 5 MW par heure à un prix de 45,50 $ le MW entre le 1er janvier 2004 et le 1er janvier 2005 et un rendement thermique fondé sur le prix de l'électricité de 8,40 GJ/MWh entre le 1er janvier 2005 et le 1er janvier 2006.

Le 20 août 2003, la Fiducie a annoncé une distribution en espèces de 0,20 $ par part aux porteurs de parts inscrits le 29 août 2003. Cette distribution sera versée le 15 septembre 2003 et totalisera 2 486 959 $.

Ce qui suit résume les contrats de vente de pétrole comportant des caractéristiques de swap de prix ou de tunnel, contrats que Harvest Operations Corp. a conclus après le 30 juin 2003 et dont les prix d'achat et de vente futurs sont fixes :

Date de l'opération	Option de vente achetée (vendue)	Durée	Prix par baril
11 juillet 2003	(1 000 b/j)	Janvier à décembre 2004	18,00 $ US
11 juillet 2003	1000 b/j	Janvier à décembre 2004	25,00 $ US
Date de l'opération	**Option d'achat**	**Durée**	**Prix par baril**
11 juillet 2003	(1 000 b/j)	Janvier à décembre 2004	28,25 $ US

Le •, la Fiducie a conclu une convention de prise ferme relativement à l'émission de parts de fiducie à un prix d'émission de • $ par part, pour un produit brut de • $.

États financiers consolidés

Harvest Energy Trust

31 décembre 2002

Rapport des vérificateurs au fiduciaire de Harvest Energy Trust et aux administrateurs de Harvest Operations Corp.

Nous avons vérifié le bilan consolidé de Harvest Energy Trust au 31 décembre 2002 et les états consolidés des résultats et du bénéfice cumulé et des flux de trésorerie de la période allant du 10 juillet 2002 (date de la création) au 31 décembre 2002. La responsabilité de ces états financiers incombe à la direction de la Fiducie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Fiducie au 31 décembre 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour la période allant du 10 juillet 2002 (date de la création) au 31 décembre 2002 selon les principes comptables généralement reconnus du Canada.

Comptables agréés

Calgary, Canada
Le 21 mars 2003

Harvest Energy Trust

Bilan consolidé

	Au 31 décembre 2002
Actif	
Actif à court terme	
Encaisse et placements à court terme	4 502 947 $
Débiteurs	13 577 870
Charges payées d'avance	409 573
	18 490 390
Frais de financement reportés, déduction faite de l'amortissement	2 209 792
Fonds pour la restauration des lieux *[note 3]*	125 000
Impôts futurs *[note 9]*	1 272 000
Immobilisations corporelles, montant net *[note 4]*	71 631 507
	93 728 689 $
Passif et avoir des porteurs de parts	
Passif à court terme	
Créditeurs et charges à payer	5 593 405 $
Distributions en espèces à payer	1 862 500
Intérêts courus à payer	389 349
Impôt des grandes sociétés exigible	46 771
	7 892 025
Dette à long terme *[note 5]*	45 286 396
Frais de restauration et de remise en état des lieux *[note 3]*	544 178
	53 722 599
Engagements et éventualités [note 13]	
Avoir des porteurs de parts	
Capital des porteurs de parts *[note 6]*	36 727 997
Bénéfice cumulé	5 136 093
Surplus d'apport *[note 7]*	4 500
Distributions en espèces cumulées	(1 862 500)
	40 006 090
	93 728 689 $

Événements postérieurs à la date du bilan [note 12]

Se reporter aux notes afférentes aux états financiers consolidés.
Approuvé par le conseil d'administration :

"John A. Brussa" ______________________, administrateur

"Hector J. McFadyen" ______________________, administrateur

Harvest Energy Trust

État consolidé des résultats et du bénéfice cumulé

Période allant du 10 juillet 2002 (date de la création) au 31 décembre 2002

Produits	
Ventes de pétrole et de gaz naturel, déduction faite des opérations de couverture	21 699 861 $
Redevances	(2 864 411)
Revenu de redevances	119 982
	18 955 432
Charges	
Frais d'exploitation	6 396 294
Intérêts débiteurs et amortissement des frais de financement	2 046 406
Intérêts sur la dette à long terme	599 137
Frais généraux et administratifs	576 780
Frais de restauration et de remise en état des lieux	544 178
Épuisement et amortissement	5 136 829
Gain de change	(255 056)
	15 044 568
Bénéfice avant les impôts	3 910 864
Impôts	
Impôt des grandes sociétés	46 771
Recouvrement d'impôts futurs *[note 9]*	(1 272 000)
Bénéfice net de la période, soit le bénéfice cumulé	5 136 093 $
Bénéfice de base par part de fiducie *[note 6]*	3,69 $
Bénéfice dilué par part de fiducie *[note 6]*	3,46 $

Se reporter aux notes afférentes aux états financiers consolidés.

Harvest Energy Trust

État consolidé des flux de trésorerie

Période allant du 10 juillet 2002 (date de la création) au 31 décembre 2002

Flux de trésorerie liés aux activités suivantes :	
Activités d'exploitation	
Bénéfice net de la période	5 136 093 $
Éléments sans effet sur la trésorerie :	
Épuisement et amortissement	5 136 829
Amortissement des frais de financement	209 788
Frais de restauration et de remise en état des lieux	544 178
Gain de change	(255 056)
Rémunération à base de parts	4 500
Recouvrement d'impôts futurs	(1 272 000)
Rentrées de fonds nettes liées aux activités d'exploitation	9 504 332
Variation des éléments hors caisse du fonds de roulement *[note 11]*	(6 974 243)
	2 530 089
Activités de financement	
Émission de parts de fiducie, déduction faite des frais	31 727 997
Charges reportées	(2 419 580)
Financement initial	55 041 491
Remboursement du financement initial	(55 041 491)
Émission de débentures	5 000 000
Émission de titres d'emprunt à long terme	60 202 789
Remboursement de titres d'emprunt à long terme	(14 661 337)
Variation des éléments hors caisse du fonds de roulement *[note 11]*	781 049
	80 630 918
Activités d'investissement	
Acquisition de propriétés	(76 153 324)
Nouvelles immobilisations corporelles	(770 162)
Produit de la cession d'immobilisations corporelles	155 150
Fonds de remise en état	(125 000)
Variation des éléments hors caisse du fonds de roulement *[note 11]*	(1 764 724)
	(78 658 060)
Augmentation de l'encaisse et des placements à court terme	4 502 947
Encaisse et placements à court terme au début de la période	–
Encaisse et placements à court terme à la fin de la période	4 502 947 $
Intérêts versés en espèces	1 886 921 $
Impôts versés en espèces	– $
Distribution en espèces par part de fiducie	0,20 $

Se reporter aux notes afférentes aux états financiers consolidés.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
Période du 10 juillet (date de la création) au 31 décembre 2002

1. Structure de la Fiducie

Harvest Energy Trust (la « Fiducie ») est une société de placement à capital variable sans personnalité morale qui a été constituée en vertu des lois de la province d'Alberta. Conformément à un acte de fiducie et à une convention d'administration, la Fiducie est gérée par sa filiale en propriété exclusive, Harvest Operations Corp. (« Harvest Operations »). La Fiducie acquiert et détient des participations aux bénéfices nets dans des propriétés pétrolifères et gazéifères qui sont acquises et détenues par Harvest Operations.

Les porteurs des parts de fiducie sont les bénéficiaires de la Fiducie. Tous les mois, la Fiducie distribue ses espèces à distribuer aux porteurs de parts inscrits le dernier jour de chaque mois civil. Le montant des distributions par part de fiducie est égal à la quote-part du bénéfice net de la Fiducie (y compris les redevances directes reçues, les participations aux bénéfices nets dans des propriétés pétrolifères et gazéifères et les redevances à la Couronne non déductibles par Harvest Operations aux fins fiscales), des dividendes de Harvest Operations, des crédits d'impôt de l'Alberta au titre des redevances reçus moins les charges (y compris les intérêts débiteurs et les montants nets remboursés sur la dette) et des gains en capital nets réalisés de la Fiducie, moins un montant approprié affecté au fonds de roulement.

2. Principales conventions comptables

Les présents états financiers consolidés de la Fiducie ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada (« PCGR du Canada »).

a) Consolidation

Les états financiers consolidés comprennent les comptes de la Fiducie et de sa filiale en propriété exclusive, Harvest Operations. Tous les soldes et opérations interentités ont été éliminés de la consolidation.

b) Recours à des estimations

La préparation d'états financiers exige que la direction fasse des estimations et qu'elle pose des hypothèses qui ont une incidence sur les montants déclarés des éléments d'actif et de passif et sur les informations présentées à l'égard des éventualités à la date du bilan, ainsi que sur les montants présentés au titre des produits et des charges de la période. En particulier, les montants inscrits pour l'épuisement et l'amortissement et pour la restauration et la remise en état des lieux et les montants utilisés aux fins du calcul de la limite maximale sont fondés sur des estimations des réserves de pétrole et de gaz naturel et des coûts futurs qui devront être engagés pour mettre en valeur ces réserves. De par leur nature, ces estimations font l'objet d'une incertitude relative à la mesure.

c) Constatation des produits

Les produits tirés de la vente du pétrole brut, du gaz naturel et des liquides de gaz naturel de Harvest Operations sont constatés lorsque le droit de propriété est transféré de cette dernière à son client.

d) Encaisse et placements à court terme

Les placements à court terme dont l'échéance est inférieure à trois mois sont considérés comme des quasi-espèces et sont comptabilisés au coût, qui se rapproche de la valeur au marché de ces placements.

e) Consolidation proportionnelle

Harvest Operations exerce la quasi-totalité de ses activités de production de pétrole et de gaz naturel par l'intermédiaire de coentreprises, et les comptes reflètent uniquement le pourcentage de participation des coentreprises dans ces activités.

f) Immobilisations corporelles

La Fiducie applique la méthode de la capitalisation du coût entier. Tous les coûts d'acquisition de propriétés pétrolifères et gazéifères et les coûts d'exploration et de mise en valeur connexes, y compris les frais indirects imputables directement à ces activités, sont capitalisés et accumulés dans un seul centre de coûts. Les frais d'entretien et de réparation sont passés en charges. Les remplacements et les améliorations qui ont pour effet de prolonger la durée économique des immobilisations sont capitalisés.

Les gains et les pertes réalisés à la cession de propriétés pétrolifères et gazéifères ne sont constatés que dans les cas où la cession de ces propriétés a pour effet de modifier le taux d'épuisement de 20 % ou plus.

Limite maximale

La Fiducie limite le total des coûts des immobilisations qui peuvent être reportés et imputés aux résultats de périodes futures (la « limite maximale »). La limite maximale est un critère de récupération des coûts selon lequel les coûts capitalisés, moins l'épuisement cumulé, les frais de restauration des lieux et le coût des terrains non prouvés ou leur valeur marchande, si elle est inférieure, sont plafonnés au montant qui correspond aux produits d'exploitation nets futurs estimatifs non actualisés qui seront tirés des réserves prouvées, moins les frais généraux et administratifs, les frais de restauration de lieux, les frais de gestion, les frais de financement futurs et les impôts sur les bénéfices applicables. Les coûts et les prix en vigueur à la date du bilan sont utilisés aux fins de ce calcul. Tous les coûts inscrits au bilan qui excèdent la limite maximale sont passés en charges.

Provision pour frais de restauration et de remise en état des lieux

La Fiducie constitue une provision pour les frais futurs de restauration et de remise en état des lieux qui est fondée sur les estimations faites par la direction et amortie selon la méthode de l'amortissement proportionnel à l'utilisation. Les frais réels de restauration des lieux sont imputés à l'élément de passif cumulé.

Épuisement et amortissement

La provision pour épuisement et amortissement des biens pétroliers et gaziers est établie selon la méthode de l'amortissement proportionnel à l'utilisation, en fonction des réserves prouvées avant les redevances, telles qu'elles ont été estimées par des ingénieurs indépendants spécialistes des gisements de pétrole. Le calcul de la provision est fondé sur les coûts capitalisés des biens pétroliers et gaziers plus les coûts estimatifs futurs de mise en valeur des réserves prouvées inexploitées. Les réserves sont converties en unités équivalentes à raison de six mille pieds cubes de gaz naturel pour un baril de pétrole.

Le mobilier et le matériel de bureau sont amortis à des taux qui varient de 20 % à 33 % par an.

g) Impôts sur les bénéfices

La Fiducie est une entité imposable en vertu de la Loi de l'impôt sur le revenu (Canada) et elle est imposée uniquement sur le bénéfice qui n'est pas distribué ou distribuable aux porteurs de parts. Comme la Fiducie entend distribuer la totalité de son bénéfice imposable aux porteurs de parts et qu'elle satisfait aux exigences de la Loi de l'impôt sur le revenu (Canada) en ce qui concerne les fiducies, elle constitue une provision pour les impôts sur les bénéfices selon la méthode des impôts exigibles.

Harvest Operations comptabilise les impôts sur les bénéfices selon la méthode axée sur le bilan. Selon cette méthode, des actifs et des passifs d'impôts sur les bénéfices sont constatés à l'égard de l'incidence fiscale estimative des écarts entre les montants présentés dans les états financiers et leurs valeurs fiscales respectives, et ils sont calculés aux taux d'imposition en vigueur ou pratiquement en vigueur. L'incidence d'une modification des taux d'imposition sur les actifs et passifs d'impôts futurs est constatée dans les résultats de la période au cours de laquelle la modification se produit. Les écarts temporaires qui découlent d'acquisitions donnent lieu à des actifs et à des passifs d'impôts futurs.

h) Rémunération à base de parts

La Fiducie comptabilise les attributions faites dans le cadre du régime de rémunération incitative à base de parts de fiducie selon la méthode fondée sur la valeur intrinsèque [note 7]. Conformément aux modalités du régime, le prix d'exercice des droits attribués pourrait être réduit dans des périodes futures en fonction des distributions faites aux porteurs de parts de la Fiducie. La Fiducie ne constate aucune charge de rémunération à l'émission de droits aux salariés et aux administrateurs, étant donné que le prix d'exercice des droits est égal à la valeur de marché à la date d'attribution. Les droits émis à des non-salariés sont comptabilisés selon la méthode fondée sur la juste valeur qui s'applique à la comptabilisation des rémunérations à base d'actions.

i) Frais de financement reportés

Les frais de financement reportés s'entendent des coûts qui sont engagés à l'émission de titres d'emprunt. Ces frais sont amortis selon la méthode de l'amortissement linéaire sur la durée de l'emprunt et inclus dans les intérêts débiteurs se rapportant aux titres en question.

j) Instruments financiers

Harvest Operations utilise des instruments financiers pour gérer le risque auquel l'exposent les fluctuations défavorables des prix des marchandises, des taux de change, des coûts de l'électricité et des taux d'intérêt. Elle a pour politique de ne pas utiliser d'instruments financiers dérivés à des fins de transaction ou de spéculation. Les gains ou pertes réalisés sur les instruments financiers qui sont désignés et évalués comme des couvertures efficaces sont constatés dans les résultats en même temps que l'opération couverte sous-jacente. À la fin de la période de couverture d'une opération anticipée ou lorsque cette couverture cesse d'être efficace, le gain ou la perte connexe à cette date est reporté et constaté en même temps que l'opération anticipée. Les variations ultérieures de la valeur des instruments financiers sont constatées dans les résultats.

k) Conversion des devises étrangères

Les actifs et les passifs monétaires libellés en devises étrangères sont convertis au taux de change en vigueur à la date du bilan. Les produits et les charges sont convertis au taux de change moyen mensuel. Les gains et les pertes de change sont constatés dans les résultats de la période au cours de laquelle ils se produisent.

3. Frais de restauration et de remise en état des lieux

La restauration des lieux consiste à nettoyer et à remettre en état les emplacements des puits et les installations de production. En outre, certaines usines devront être fermées, ce qui signifie que les installations devront être démontées et que les terrains sur lesquels elles se trouvent devront être décontaminés et remis en état. Les coûts estimatifs futurs, déduction faite de la valeur de récupération, totalisent environ 9 213 808 $, dont 544 178 $ ont été constatés au 31 décembre 2002. Le conseil d'administration a établi un fonds afin de s'assurer que l'entreprise disposera des sommes nécessaires pour effectuer les travaux futurs de restauration et de remise en état des lieux. En 2002, la somme de 125 000 $ a été versée dans ce fonds.

4. Immobilisations corporelles

	Coût	Épuisement et amortissement cumulés	Valeur comptable nette
Propriétés pétrolifères et gazéifères	55 188 754 $	(3 841 661) $	51 347 093 $
Installations et matériel de production	21 343 287	(1 271 752)	20 071 535
Mobilier et matériel de bureau	236 295	(23 416)	212 879
	76 768 336 $	(5 136 829) $	71 631 507 $

Des frais généraux et administratifs de 174 425 $ ont été capitalisés au cours de la période arrêtée au 31 décembre 2002.

Tous les coûts étaient sujets à l'amortissement pour épuisement et amortissement au 31 décembre 2002. En outre, des coûts futurs de mise en valeur de 9 857 300 $ sont inclus dans le calcul de la dotation à la provision pour épuisement et amortissement au 31 décembre 2002.

Conformément aux PCGR du Canada, la Fiducie a calculé la limite maximale au 31 décembre 2002. Ce calcul était fondé sur les prix des marchandises au 31 décembre 2002, soit 31,23 $ US le baril de pétrole brut WTI et 5,20 $ le kpi^3 de gaz naturel d'AECO et il a donné lieu à un excédent.

5. Dette à long terme

Le 14 novembre 2002, Harvest Operations a obtenu une facilité de crédit à terme dont la base d'emprunt est de 60 millions de dollars US. La base d'emprunt initiale de cette facilité est de 38 millions de dollars US. La facilité porte intérêt au taux préférentiel du prêteur majoré d'une marge applicable, dans le cas d'un prêt à taux de base, et au TIOL ou selon la commission d'acceptation d'usage des acceptations bancaires majoré d'une marge applicable, dans le cas d'un prêt en eurodollars ou d'un prêt consenti au moyen d'acceptations bancaires. La marge applicable est de 1,125 % ou 1,875 % pour un prêt à taux de base et de 2,125 % ou 2,875 % pour un prêt en eurodollars ou un prêt consenti au moyen d'acceptations bancaires, selon le montant qui est prélevé. Le taux d'intérêt effectif qui s'appliquait à cette facilité de crédit était de 5,35 % pour la période arrêtée au 31 décembre 2002. Harvest Operations a accordé au prêteur une charge prioritaire sur la totalité de son actif en garantie de la facilité de crédit. Harvest Operations doit démontrer sa capacité de s'acquitter de ses obligations aux termes de la convention de crédit en maintenant certains ratios financiers et en respectant certaines clauses restrictives, notamment l'obligation de mettre en place des opérations de couverture des prix visant au moins 67 % de sa production prévue. Les intérêts courus sont exigibles et à verser trimestriellement. La facilité de crédit sera renouvelable jusqu'au 30 avril 2004, date à laquelle tout solde impayé de capital et d'intérêts devra être remboursé.

6. Capital des porteurs de parts

a) Autorisé

Le capital autorisé est composé d'un nombre illimité de parts de fiducie.

Chaque porteur de parts de fiducie a droit à une part de bénéficiaire de toute distribution de la Fiducie et de l'actif net s'il est mis fin à l'existence de la Fiducie ou en cas de liquidation de cette dernière. Les parts de fiducie sont rachetables en tout temps au gré du porteur. Le prix de rachat est égal à 95 % du prix du marché moyen des parts de fiducie au cours d'une période de 10 jours qui commence le lendemain de la date de rachat ou au prix de clôture à la date de rachat, selon le moins élevé de ces deux montants. Le montant global que la Fiducie paiera au titre des rachats au cours d'un mois civil donné ne peut excéder 100 000 $. Dans la mesure où le porteur de parts a droit à un paiement au rachat de ses parts de fiducie, celui-ci sera effectué au moyen d'un versement en espèces effectué par la Fiducie ou de la distribution par la Fiducie d'un nombre proportionnel de billets de Harvest Operations ou de billets de la Fiducie.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
Période du 10 juillet (date de la création) au 31 décembre 2002

b) Émis

	Nombre de parts	Montant (en dollars)
Émis contre espèces à la création i)	100	100
Premier appel public à l'épargne ii)	4 312 500	34 500 000
Règlement de la débenture iii)	5 000 000	5 000 000
Annulation des parts initiales émises à la création i)	(100)	(100)
Frais d'émission de parts	-	(2 772 003)
Au 31 décembre 2002	9 312 500	36 727 997

i) Le 10 juillet 2002, la Fiducie a émis 100 parts pour un produit en espèces de 100 $. Conformément à l'entente portant sur l'émission initiale, les parts ont été annulées à la conclusion du premier appel public à l'épargne le 5 décembre 2002.

ii) Le 5 décembre 2002, la Fiducie a émis 3 750 000 parts de fiducie pour un montant de 27,6 millions de dollars, déduction faite de la commission des preneurs fermes de 6 % et des frais d'émission de 702 003 $. Le produit net a été affecté au remboursement du montant intégral d'un emprunt contracté auprès d'une société contrôlée par un administrateur de Harvest Operations et au remboursement d'une partie des emprunts bancaires. Dans le cadre de ce premier appel public à l'épargne, la Fiducie a octroyé aux preneurs fermes l'option d'acheter jusqu'à 562 500 parts de fiducie supplémentaires au prix de 8,00 $ par part. Le 17 décembre 2002, les preneurs fermes ont levé l'option, et le produit net a été affecté au remboursement d'une partie des emprunts bancaires.

iii) À la conclusion du premier appel public à l'épargne, la Fiducie a payé le solde de capital de la débenture et les intérêts connexes au moyen de l'émission de 5 000 000 de parts de fiducie et d'un versement en espèces de 34 829 $.

c) Renseignements par part

Le tableau ci-dessous indique le nombre de parts de fiducie sur lequel le calcul du bénéfice par part de fiducie est fondé.

Période arrêtée au 31 décembre 2002	
Nombre moyen pondéré de parts de fiducie en circulation – de base	1 391 608
Incidence des droits de souscription de parts de fiducie	87 500
Nombre moyen pondéré de parts de fiducie en circulation – dilué	1 479 108

Le bénéfice utilisé aux fins du calcul du bénéfice dilué par part de fiducie tient compte de l'incidence d'un montant de 17 500 $ sur les distributions faites à l'égard des parts de fiducie.

7. Régime d'achat de parts incitatif

Un régime d'achat de parts incitatif a été mis en place. En vertu de ce régime, la Fiducie est autorisée à attribuer des droits incessibles de souscription de parts de fiducie aux administrateurs, aux dirigeants, aux conseillers, aux salariés et à d'autres fournisseurs de services; ces droits visent un total de 875 000 parts de fiducie. Le prix d'exercice initial des droits attribués dans le cadre du régime est égal au prix de clôture du marché la veille de la date à laquelle les droits sont attribués. Les droits ont une durée maximale de cinq ans. Le prix d'exercice des droits est révisé à la baisse de temps à autre en fonction des distributions en espèces qui sont faites à l'égard des parts de fiducie lorsque le taux de distribution minimum est atteint. Le tableau ci-dessous indique les parts de fiducie qui sont réservées aux fins d'émission dans le cadre du régime d'achat de parts incitatif.

	Droits de souscription de parts de fiducie (nombre)	**Prix d'exercice moyen pondéré** (en dollars)
Attribués le 25 novembre 2002	787 500	8,00
Réduction du prix d'exercice en raison de la distribution de décembre 2002	-	(0,20)
En circulation le 31 décembre 2002	787 500	7,80

Tous les droits de souscription de parts de fiducie en circulation deviennent acquis en tranches égales au cours des quatre prochaines années à la date anniversaire de leur attribution.

Conformément au chapitre 3870 du *Manuel de l'ICCA*, Rémunérations et autres paiements à base d'actions, la Fiducie a choisi de ne comptabiliser aucun coût de rémunération à l'égard des droits de souscription de parts de fiducie qui sont attribués aux salariés et aux administrateurs dans le cadre du régime d'achat de parts incitatif et qui ne comportent pas de caractéristiques d'attributions pouvant être réglées en espèces. La juste valeur des droits de souscription de parts de fiducie attribués aux administrateurs, aux dirigeants et aux salariés a été établie à l'aide d'un modèle binomial d'évaluation des options. La Fiducie a utilisé le modèle binomial parce qu'il permet de calculer la juste valeur d'un droit de souscription de parts de fiducie dont le prix d'exercice diminue en fonction des distributions versées depuis la date d'émission jusqu'à la date d'acquisition des droits.

Aux fins de l'estimation des informations sur la juste valeur présentées ci-dessous, la juste valeur de chaque droit de souscription de parts de fiducie est estimée à la date d'attribution en fonction des données moyennes pondérées suivantes :

Volatilité prévue	25,6 %
Taux d'intérêt sans risque	3 %
Durée prévue des droits de souscription de parts de fiducie	4 ans
Distributions annuelles estimatives par part	2,40 $

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
Période du 10 juillet (date de la création) au 31 décembre 2002

Aux fins de l'établissement des informations pro forma, la juste valeur estimative des droits de souscription de parts de fiducie est amortie sur les périodes d'acquisition des droits. Le bénéfice net pro forma et le bénéfice pro forma par part de fiducie de la Fiducie auraient été ramenés aux chiffres indiqués dans le tableau ci-dessous :

Bénéfice net	Déjà établi	5 136 093	$
	Pro forma	4 969 520	$
Bénéfice de base par part	Déjà établi	3,69	$
	Pro forma	3,57	$
Bénéfice dilué par part	Déjà établi	3,46	$
	Pro forma	3,35	$

Au cours de la période, la Fiducie a constaté un montant de 4 500 $ au titre de charge de rémunération relative aux droits de souscription de parts de fiducie attribués à des non-salariés, et elle a inclus ce montant dans les frais généraux et administratifs à l'état consolidé des résultats et du bénéfice cumulé.

8. Opérations entre apparentés

Une société contrôlée par un administrateur de Harvest Operations a consenti des avances de 30 971 491 $ à la Fiducie au cours de la période arrêtée au 31 décembre 2002, lesquelles avances ont été remboursées à cette société au cours de la période. Ces emprunts portaient intérêt au taux annuel de 12 % et n'étaient pas garantis. La société s'est vu octroyer des bons de souscription de 150 000 parts de fiducie au prix de 1,00 $ par part à titre de commission pour l'octroi de la facilité de crédit. Les bons de souscription ont été exercés après la fin de la période. La Fiducie a versé des intérêts de 1 215 891 $ sur ces emprunts au cours de la période arrêtée au 31 décembre 2002.

Certains dirigeants et administrateurs de Harvest Operations et leurs associés ont fourni une tranche de 3 837 500 $ des 5 000 000 $ obtenus par suite de l'émission d'une débenture qui a été remboursée au cours de la période arrêtée au 31 décembre 2002. La débenture portait intérêt au taux annuel de 2,25 % et n'était pas garantie. La Fiducie a versé des intérêts de 26 731 $ sur la débenture au cours de la période arrêtée au 31 décembre 2002.

Au 31 décembre 2002, les instruments financiers dérivés [note 10] étaient garantis par une garantie personnelle de 3 000 000 $ donnée par un administrateur de Harvest Operations.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
Période du 10 juillet (date de la création) au 31 décembre 2002

9. Impôts sur les bénéfices

La provision pour impôts futurs diffère du montant qui aurait résulté de l'application des taux d'imposition canadiens combinés fédéral et provincial au bénéfice présenté avant les impôts sur les bénéfices, comme l'indique le tableau ci-dessous.

Bénéfice avant les impôts	3 910 864 $
Charge fiscale calculée au taux prévu par la loi, soit 42,1 %	1 646 473
Montant inclus dans le bénéfice de la Fiducie	(2 912 280)
	(1 265 807)
Augmentation (diminution) découlant des éléments suivants :	
Redevances à la Couronne et autres paiements non déductibles	9 400
Déduction fédérale relative aux ressources	(17 000)
Autres	1 407
Impôts futurs	(1 272 000)$

Les impôts futurs reflètent l'incidence fiscale nette des écarts temporaires entre les valeurs comptables des éléments d'actif et de passif de Harvest Operations présentées aux fins de l'information financière et les valeurs fiscales de ces éléments. Le tableau ci-dessous indique les composantes des actifs d'impôts futurs de Harvest Operations :

Actifs d'impôts futurs :	
Catégories de biens pétroliers et gaziers en excédent de la valeur comptable nette	552 700 $
Déduction relative aux ressources	172 000
Pertes fiscales reportées en avant	547 300
Actif d'impôts futurs net	1 272 000 $

Au 31 décembre 2002, la Fiducie disposait de catégories de biens totalisant 63 000 000 $, y compris des pertes autres qu'en capital de 12 000 000 $ qui expirent en 2009. La valeur fiscale de ces catégories de biens excède les valeurs comptables correspondantes d'environ 18 000 000 $.

Au 31 décembre 2002, Harvest Operations disposait de catégories de biens totalisant 32 000 000 $, y compris des pertes autres qu'en capital de 1 300 000 $ qui expirent en 2009. La valeur fiscale de ces catégories de biens excède les valeurs comptables correspondantes d'environ 3 500 000 $.

10. Instruments financiers

La Fiducie est exposée aux risques de marché qui découlent de la fluctuation des prix des marchandises, des taux de change et des taux d'intérêt dans le cours normal de ses activités.

a) Justes valeurs

Les instruments financiers de la Fiducie sont constitués essentiellement d'espèces, de débiteurs, de charges payées d'avance, de créditeurs et charges à payer, de distributions à payer, de l'impôt sur les grandes sociétés exigible et d'emprunts à long terme. Au 31 décembre 2002, il n'existait aucune différence significative entre la valeur comptable de ces instruments financiers présentée au bilan et leur juste valeur estimative respective.

b) Risque de taux d'intérêt

La Fiducie est exposée au risque de taux d'intérêt sur sa dette à long terme.

c) Risque de crédit

La quasi-totalité des débiteurs représentent des créances sur des clients du secteur pétrolier et gazier et exposent la Fiducie par conséquent au risque de crédit normal que présente ce secteur d'activité. La concentration du risque de crédit est atténuée par le fait que la Fiducie dispose d'un large bassin de clientèle qui comprend un grand nombre de sociétés qui exercent des activités conjointement avec la Fiducie. La Fiducie évalue régulièrement la santé financière de ses partenaires et ses clients, y compris celle des parties à des ententes de commercialisation et à d'autres opérations sur marchandises. La valeur comptable des débiteurs reflète l'évaluation que fait la direction des risques de crédit qui y sont associés.

d) Gestion du risque marchandises

Conformément à la convention d'emprunt bancaire, la Fiducie doit mettre en place et maintenir en cours des opérations de couverture visant au moins deux tiers de ses volumes de production prévus. La Fiducie a recours à des contrats de vente de pétrole et à des instruments financiers dérivés afin de satisfaire à cette exigence. Conformément aux modalités de certains des instruments dérivés, Harvest Operations doit fournir de temps à autre une garantie qui est fondée sur le cours du marché des marchandises sous-jacentes à ces contrats.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
Période du 10 juillet (date de la création) au 31 décembre 2002

Le tableau ci-dessous présente un sommaire des contrats de vente de pétrole en cours au 31 décembre 2002 qui prévoient des prix de vente futurs fixes et qui avaient des caractéristiques de swaps de prix ou de tunnels.

Swaps de prix	Durée	Prix par baril	Gain (perte) résultant de l'évaluation à la valeur du marché (en dollars)
1 000 b/j	Janvier à mars 2003	38,30 $ CA	(826 311)
1 000 b/j	Avril à juin 2003	37,59 $ CA	(513 586)
1 000 b/j	Juillet à septembre 2003	37,10 $ CA	(298 033)
1 000 b/j	Octobre à décembre 2003	36,63 $ CA	(197 719)
200 b/j	Janvier à mars 2003	24,95 $ US	(146 191)
200 b/j	Avril à juin 2003	24,39 $ US	(86 590)
1 510 b/j	Janvier à mars 2004	23,23 $ US	(133 207)
1 300 b/j	Janvier à mars 2004	24,33 $ US	88 347
1 430 b/j	Avril à juin 2004	22,93 $ US	(89 462)
1 380 b/j	Juillet à septembre 2004	22,70 $ US	(91 323)
1 325 b/j	Octobre à décembre 2004	22,54 $ US	(97 395)
1 100 b/j	Janvier à mars 2005	22,38 $ US	(93 532)
1 030 b/j	Avril à juin 2005	22,18 $ US	(112 047)

Tunnels	Durée	Prix par baril	Gain (perte) résultant de l'évaluation à la valeur du marché (en dollars)
500 b/j	Janvier à mars 2003	35,00 – 41,30 $ CA	(278 156)
500 b/j	Avril à juin 2003	35,00 – 39,60 $ CA	(165 338)
500 b/j	Juillet à septembre 2003	35,40 – 38,40 $ CA	(89 217)
500 b/j	Octobre à décembre 2003	35,50 – 37,35 $ CA	(65 740)

La Fiducie a aussi conclu un contrat sur le marché au comptant pour la livraison au vendeur de la propriété de 6 000 b/j du mélange de pétrole brut de Lloydminster jusqu'au 31 décembre 2003. Cela oblige la Fiducie à acheter environ 1 000 b/j de diluants qu'elle doit mélanger à sa production afin de satisfaire aux exigences en matière de qualité du pétrole à la destination de livraison. Aux termes de ce contrat, la Fiducie reçoit un prix équivalent au prix mensuel du WTI à la NYMEX, moins un écart de prix fixe de 8,23 $ US par baril; le prix reçu ne peut être inférieur à 14,40 $ US le baril ni supérieur à 17,24 $ US le baril.

Le tableau ci-dessous présente un sommaire des swaps de couverture des prix de l'électricité que Harvest Operations a conclus afin de fixer le coût de sa consommation d'électricité future et qui étaient en cours au 31 décembre 2002.

Swap	Durée	Prix par mégawatt	Gain (perte) résultant de l'évaluation à la valeur du marché (en dollars)
5 MW	Janvier à décembre 2003	46,30 $ CA	63 072

Au 31 décembre 2002, la perte nette non réalisée découlant de l'évaluation à la valeur du marché de l'ensemble des contrats sur instruments financiers dérivés conclus par Harvest Operations était d'environ 3 123 000 $.

11. Variation des éléments hors caisse du fonds de roulement

Variation des éléments hors caisse du fonds de roulement	
Débiteurs	(13 577 870) $
Charges payées d'avance	(409 573)
Créditeurs et charges à payer	5 593 405
Intérêts courus à payer	389 349
Impôt des grandes sociétés exigible	46 771
	(7 957 918) $
Variation se rapportant aux activités d'exploitation	(6 974 243) $
Variation se rapportant aux activités de financement	781 049
Variation se rapportant aux activités d'investissement	(1 764 724)
	(7 957 918) $

12. Événements postérieurs à la date du bilan

Le 15 janvier 2003, la Fiducie a annoncé qu'elle allait faire une distribution en espèces de 0,20 $ par part de fiducie aux porteurs de parts inscrits le 31 janvier 2003. La distribution a été effectuée le 17 février 2003. Le 17 février 2003, 79 208 parts de fiducie ont été émises pour un montant de 794 650 $ au réinvestissement des distributions conformément au programme de réinvestissement de distributions et au programme facultatif d'achat de parts.

Le 24 janvier 2003, 150 000 parts de fiducie ont été émises à une société contrôlée par un administrateur de Harvest Operations par suite de l'exercice d'un bon de souscription. Le produit de 150 000 $ a été versé au fonds de roulement.

Le 24 janvier 2003, 32 500 droits de souscription de parts de fiducie ont été émis aux salariés en vertu du régime d'achat de parts incitatif. Ces droits peuvent être exercés au prix de 10,21 $ par part. Les droits de souscription de parts de fiducie deviennent acquis en tranches égales au cours des quatre prochaines années à la date anniversaire de leur attribution.

Le 29 janvier 2003, Harvest Operations a conclu un contrat d'achat d'électricité dans le cadre duquel on lui fournira 5 MW d'électricité par heure au prix de 46 $ le MW du 1er janvier 2004 jusqu'au 1er janvier 2005.

Le 4 février 2003, aux termes d'une convention de prise ferme datée du 26 janvier 2003, la Fiducie a émis 1 500 000 bons de souscription spéciaux visant 1 500 000 parts de fiducie et a touché un produit de 14 050 000 $, déduction faite de la commission des preneurs fermes de 5 % et des frais d'émission d'environ 200 000 $. Après l'exercice de ces bons, le produit net a été versé au fonds de roulement et affecté au remboursement d'une partie de la dette à long terme.

Le 8 février 2003, la Fiducie a annoncé qu'elle allait faire une distribution en espèces de 0,20 $ par part de fiducie aux porteurs de parts inscrits le 28 février 2003. La distribution a été effectuée le 17 mars 2003. Le 17 mars 2003, 73 230 parts de fiducie ont été émises pour un montant de 780 223 $ au réinvestissement des distributions conformément au programme de réinvestissement de distributions et au programme facultatif d'achat de parts.

Le 14 février 2003, 34 500 droits de souscription de parts de fiducie ont été émis aux administrateurs en vertu du régime d'achat de parts incitatif. Ces droits peuvent être exercés au prix de 10,75 $ par part. Les droits de souscription de parts de fiducie deviennent acquis en tranches égales au cours des quatre prochaines années à la date anniversaire de leur attribution.

Le 26 février 2003, la garantie personnelle donnée par un administrateur à l'égard des contrats sur instruments financiers dérivés en cours a été remplacée par un acompte d'environ 2 163 000 $ US versé par Harvest Operations.

Le tableau ci-dessous présente un sommaire des contrats de vente de pétrole prévoyant des prix de vente futurs fixes, qui ont des caractéristiques de swaps de prix ou de tunnels et que Harvest Operations a conclus après le 31 décembre 2002.

Date de transaction	**Swaps**	**Durée**	**Prix par baril**
14 janvier 2003	1 300 b/j	Janvier à mars 2004	24,33 $ US
26 février 2003	1 200 b/j	Avril à juin 2004	25,50 $ US
26 février 2003	500 b/j	Juillet à septembre 2004	24,56 $ US
26 février 2003	500 b/j	Octobre à décembre 2004	24,03 $ US
21 mars 2003	500 b/j	Janvier à décembre 2004	24,12 $ US

Dans le contexte du contrat de swap conclu le 21 mars 2003, Harvest Operations a vendu à la contrepartie une option de vente portant sur 500 b/j au prix de 15,50 $ US.

13. Engagements et éventualités

Le vendeur de certaines propriétés achetées par Harvest Operations a fait savoir qu'il a l'intention d'exiger une somme supplémentaire de 5,8 millions de dollars pour les propriétés achetées. La direction est d'avis que le vendeur ne peut exiger le paiement de cette somme supplémentaire et, en conséquence, celle-ci n'a pas été incluse dans le prix d'achat. L'on prévoit que ce différend sera réglé dans le cadre d'un processus d'arbitrage. Tout montant versé et qui n'est pas recouvrable sera inscrit dans les immobilisations lorsque le différend aura été réglé.

RAPPORT SUR LA COMPILATION

Au fiduciaire de Harvest Energy Trust et aux administrateurs de Harvest Operations Corp.

Nous avons lu le bilan consolidé pro forma non vérifié de Harvest Energy Trust (la « Fiducie ») au 30 juin 2003 et les états consolidés des résultats pro forma non vérifiés pour la période de six mois arrêtée au 30 juin 2003 et pour l'exercice terminé le 31 décembre 2002, qui se trouvent ci-joints, et nous avons mis en oeuvre les procédés suivants.

1. Nous avons comparé les chiffres des colonnes portant l'en-tête «Harvest Energy Trust » avec ceux des états financiers consolidés non vérifiés de la Fiducie au 30 juin 2003 ainsi que pour la période de six mois arrêtée au 30 juin 2003, et avec ceux des états financiers consolidés vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2002, et nous avons constaté qu'ils concordaient.
2. Nous avons comparé les chiffres des colonnes portant l'en-tête «Propriétés initiales et additionnelles» avec ceux des tableaux des résultats non vérifiés pour les périodes allant du 1er janvier 2002 jusqu'à la date de conclusion respective des acquisitions, et nous avons constaté qu'ils concordaient.
3. Nous avons comparé les chiffres des colonnes portant l'en-tête «Propriétés initiales et additionnelles» avec ceux des tableaux des résultats non vérifiés pour la période de six mois arrêtée au 30 juin 2003 et avec ceux des tableaux des résultats vérifiés respectifs de l'exercice terminé le 31 décembre 2002, et nous avons constaté qu'ils concordaient.
4. Nous avons pris des renseignements auprès de certains représentants de la Fiducie, responsables des questions financières et comptables, au sujet :
   a) du mode de détermination des ajustements pro forma;
   b) de la conformité des états pro forma, à tous les égards importants sur le plan de la forme, aux exigences réglementaires pertinentes.

Ces représentants :

a) nous ont décrit le mode de détermination des ajustements pro forma;

b) ont déclaré que les états consolidés pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux exigences réglementaires pertinentes.

5. Nous avons lu les notes afférentes aux états consolidés pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

6. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les autres colonnes au 30 juin 2003, ainsi que pour la période de six mois arrêtée au 30 juin 2003 et pour l'exercice terminé le 31 décembre 2002, et nous avons constaté que les montants dans la colonne portant l'en-tête «Chiffres consolidés pro forma» étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

Comptables agréés

Calgary, Canada
Le ■ 2003

Harvest Energy Trust

Bilan consolidé pro forma

Au 30 juin 2003
(non vérifié)

	Harvest Energy Trust	Ajustements	Notes	Chiffres consolidés pro forma
Actif				
Actif à court terme				
Encaisse et placements à court terme	1 180 609 $	– $		1 180 609 $
Débiteurs	16 224 404	–		16 224 404
Charges payées d'avance	2 398 553	–		2 398 553
	19 803 566	–		19 803 566
Immobilisations	97 876 800	94 000 000	2(a)	191 876 800
Frais de financement reportés	1 406 840	–		1 406 840
Actif d'impôts futurs	1 034 476	–		1 034 476
	120 121 682 $	94 000 000 $		214 121 682 $
Passif et avoir de porteurs de parts				
Passif à court terme				
Créditeurs et charges à payer	10 063 054 $	– $	2(a)(d)	10 063 054 $
Distributions en espèces à payer	2 447 510	–		2 447 510
Intérêts courus à payer	809 829	–		809 829
Emprunt à vue	45 557 388	■	2(d)	■
Billet à ordre à payer	850 000	–		850 000
	59 727 781	■		■
Provision pour frais de restauration des lieux et de remise en état	1 917 018	–		1 917 018
	61 644 799	■		■
Avoir des porteurs de parts				
Capital des porteurs de parts	63 273 216	■	2(b)	■
Facilité de financement provisoire par capitaux propres	–	■	2(c)	■
Bénéfice cumulé	10 052 141	–		10 052 141
Surplus d'apport	29 455	–		29 455
Distributions en espèces cumulées	(14 877 929)	–		(14 877 929)
	58 476 883	■		■
	120 121 682 $	94 000 000 $		214 121 682 $

Se reporter aux notes afférentes aux états financiers consolidés pro forma.

Harvest Energy Trust

État consolidé des résultats pro forma

Période de six mois arrêtée au 30 juin 2003
(non vérifié)

	Harvest Energy Trust	Nouvelles propriétés	Ajustements	Notes	Chiffres consolidés pro forma
Produits					
Ventes de pétrole et de gaz naturel	50 869 382 $	48 488 202 $		3(b)	99 357 584 $
Perte de couverture	(12 296 276)				(12 296 276)
Produits tirés de redevances	170 133				170 133
Redevances	(6 382 776)	(9 864 722)		3(b)	(16 247 498)
	32 360 463	38 623 480	–		70 983 943
Charges					
Frais d'exploitation	13 400 411	13 943 607		3(b)	27 344 018
Frais généraux et administratifs	1 519 653				1 519 653
Intérêts débiteurs et amortissement des frais de financement reportés	2 190 728		1 064 650	3(f)	3 255 378
Frais de restauration des lieux	1 383 804		1 035 679	3(d)	2 419 483
Épuisement et amortissement	12 148 215		3 388 405	3(c)	15 536 620
Gain de change	(3 487 457)		–		(3 487 457)
	27 155 354	13 943 607	5 488 734		46 587 695
Bénéfice (perte) avant les impôts	5 205 109	24 679 873	(5 488 734)		24 396 248
Impôts					
Impôt des grandes sociétés	51 538		100 000	3(g)	151 538
Charge d'impôts futurs	237 524		2 923 506	3(g)	3 161 030
	289 062	–	3 023 506		3 312 568
Bénéfice net (perte)	4 916 047 $	24 679 873 $	(8 512 240) $		21 083 680 $
Bénéfice net par part de fiducie					
De base	0,68 $			3(h)	■ $
Dilué	0,64 $			3(h)	■ $

Se reporter aux notes afférentes aux états financiers consolidés pro forma.

Harvest Energy Trust

État consolidé des résultats pro forma

Exercice terminé le 31 décembre 2002
(non vérifié)

	Harvest Energy Trust	Propriétés initiales et additionnelles	Nouvelles propriétés	Ajustements	Notes	Chiffres consolidés pro forma
Produits						
Ventes de pétrole et de gaz naturel	21 699 861 $	76 362 314 $	100 802 590 $		3(a)(b)	198 864 765 $
Redevances	(2 864 411)	(9 140 164)	(20 380 573)		3(a)(b)	(32 385 148)
Produits tirés de redevances	119 982					119 982
	18 955 432	67 222 150	80 422 017			166 599 599
Charges						
Frais d'exploitation	6 396 294	20 241 079	28 776 048		3(b)(c)	55 413 421
Frais généraux et administratifs	576 780			5 217 508	3(e)	5 794 288
Intérêts débiteurs et amortissement des frais de financement reportés	2 645 543			3 962 122	3(f)	6 607 665
Frais de restauration des lieux	544 178			3 723 186	3(d)	4 267 364
Épuisement et amortissement	5 136 829			23 503 776	3(c)	28 640 605
Gain de change	(255 056)					(255 056)
	15 044 568	20 241 079	28 776 048	36 406 592		100 468 287
Bénéfice (perte) avant les impôts	3 910 864	46 981 071	51 645 969	(36 406 592)		66 131 312
Impôts						
Impôt des grandes sociétés	46 771			200 000	3(g)	246 771
Recouvrement d'impôts futurs	(1 272 000)			7 088 584	3(g)	5 816 584
	(1 225 229)	–	–	7 288 584		6 063 355
Bénéfice net (perte)	5 136 093 $	46 981 071 $	51 645 969 $	(43 695 176) $		60 067 957 $
Bénéfice net par part de fiducie						
De base	3,69 $				3(h)	■ $
Dilué	3,46 $				3(h)	■ $

Se reporter aux notes afférentes aux états financiers consolidés pro forma.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés pro forma

Au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et pour l'exercice terminé le 31 décembre 2002
(non vérifié)

1. *Mode de présentation*

Harvest Energy Trust (la « Fiducie ») est une société de placement à capital variable sans personnalité morale qui a été constituée en vertu des lois de la province d'Alberta. Conformément à un acte de fiducie et à une convention d'administration, la Fiducie est gérée par sa filiale en propriété exclusive, Harvest Operations Corp (la « Société »). La Fiducie acquiert et détient des participations aux bénéfices nets dans des propriétés productrices de pétrole et de gaz naturel acquises et détenues par la Société.

Les états financiers consolidés pro forma non vérifiés ci-joints ont été dressés par la direction de la Société conformément aux principes comptables généralement reconnus du Canada. De l'avis de la direction, les états financiers consolidés pro forma comprennent tous les ajustements importants nécessaires à une présentation fidèle conformément aux principes comptables généralement reconnus du Canada.

Les états financiers consolidés pro forma ne sont pas nécessairement représentatifs des résultats qui auraient été réellement obtenus si les événements qui y sont reflétés avaient eu lieu aux dates indiquées ou des résultats qui pourraient être obtenus dans le futur.

La Fiducie a été constituée le 10 juillet 2002 et la Société a fait l'acquisition de diverses propriétés et redevances directes auprès d'un important producteur de pétrole et de gaz naturel pour un prix d'achat total de 26,1 millions de dollars (les « propriétés initiales »). Le 15 novembre 2002, la Société a mené à terme l'acquisition de diverses propriétés et redevances directes auprès d'un important producteur de pétrole et de gaz naturel pour un prix d'achat total de 78,1 millions de dollars (les « propriétés additionnelles »). Le 29 juillet 2003, la Fiducie et la Société ont conclu une convention en vue d'acquérir des propriétés d'une tierce partie. La Société a également conclu une lettre d'accord avec un important producteur de pétrole et de gaz naturel aux termes de laquelle la Société ferait l'acquisition de la quasi-totalité des nouvelles propriétés et l'important producteur de pétrole et de gaz naturel conserverait le reste de ces propriétés (moins de 5 % des volumes de production). Le coût pour la Société est estimé à environ 94 millions de dollars y compris les ajustements de clôture et les frais estimatifs de l'opération d'environ 2 millions de dollars.

Le bilan consolidé pro forma non vérifié au 30 juin 2003 a été dressé à partir du bilan non vérifié de la Fiducie au 30 juin 2003. L'état consolidé des résultats pro forma non vérifié pour la période de six mois arrêtée au 30 juin 2003 a été dressé à partir des éléments suivants :

- l'état non vérifié des résultats et du bénéfice cumulé de la Fiducie pour la période de six mois arrêtée au 30 juin 2003; et
- le tableau non vérifié des résultats des nouvelles propriétés pour la période de six mois arrêtée au 30 juin 2003.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés pro forma

Au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et pour l'exercice terminé le 31 décembre 2002
(non vérifié)

1. Mode de présentation (suite)

L'état consolidé des résultats pro forma non vérifié de l'exercice terminé le 31 décembre 2002 a été dressé à partir des éléments suivants :

- l'état vérifié des résultats et du bénéfice cumulé de la Fiducie pour la période allant du 10 juillet 2002, soit la date de la création de la Fiducie, au 31 décembre 2002;
- le tableau non vérifié des résultats des propriétés initiales et des propriétés additionnelles pour les périodes allant du 1er janvier 2002 jusqu'à la date de conclusion respective des acquisitions; et
- le tableau vérifié des résultats des nouvelles propriétés de l'exercice terminé le 31 décembre 2002.

Les états financiers pro forma doivent être lus à la lumière des états financiers et des notes y afférentes qui figurent dans le présent prospectus.

2. Hypothèses et ajustements contenus dans le bilan consolidé pro forma

Le bilan consolidé pro forma non vérifié donne effet aux opérations suivantes et aux hypothèses qui suivent comme si elles avaient eu lieu le 30 juin 2003.

(a) Acquisition des nouvelles propriétés

Le 29 juillet 2003, la Fiducie et la Société ont conclu une convention en vue d'acquérir sa participation aux bénéfices nets dans les nouvelles propriétés pour un prix d'achat net de 94,0 millions de dollars. Les nouvelles propriétés auront une valeur fiscale initiale équivalente au prix d'achat.

(b) Émission de parts de fiducie

Le ■ 2003, la Fiducie a conclu une convention de prise ferme portant sur l'émission de ■ parts de fiducie à un prix d'émission de ■ $ par part pour un produit brut de ■ millions de dollars. Le produit net est estimé à ■ millions de dollars, déduction faite de la commission de 6 % des preneurs fermes et des frais ■ $.

(c) Convention de financement provisoire par capitaux propres

Le 28 juillet 2003, la Fiducie a conclu une convention de financement provisoire par capitaux propres avec Caribou Capital Corp. et d'autres parties (la « convention de financement provisoire par capitaux propres ») qui accorde à la Fiducie un montant maximum de 40 millions de dollars en vue de l'aider à faire l'acquisition des nouvelles propriétés. Aux termes de la convention de financement provisoire par capitaux propres, les intérêts sont à verser trimestriellement et ils sont calculés quotidiennement au taux fixe de 10 % par année.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés pro forma

Au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et pour l'exercice terminé le 31 décembre 2002
(non vérifié)

2. Hypothèses et ajustements contenus dans le bilan consolidé pro forma (suite)

(c) Convention de financement provisoire par capitaux propres (suite)

La Fiducie peut à son gré régler les versements trimestriels d'intérêts et les remboursements de capital à tout moment en espèces ou par l'émission de parts de fiducie. Le nombre de parts de fiducie devant être émises aux fins du règlement des versements d'intérêts et des remboursements de capital est équivalent au montant à régler divisé par 90 % du cours boursier moyen pondéré pendant 10 jours des parts de fiducie.

Aux fins du présent bilan consolidé pro forma, il a été supposé qu'une somme de ■ millions de dollars sera prélevée sur cette facilité au moment de l'acquisition des nouvelles propriétés.

La Fiducie pouvant, aux termes de la convention de financement provisoire par capitaux propres, régler les intérêts courus et les montants de capital non remboursés par l'émission de parts de fiducie, les sommes prélevées ont été présentées dans l'avoir des porteurs de parts dans les présents états financiers pro forma. Les montants d'intérêts correspondants seront présentés comme une charge directe au bénéfice cumulé plutôt que comme une déduction lors de l'établissement du bénéfice des périodes en question.

(d) Emprunts bancaires supplémentaires

Aux fins du présent bilan consolidé pro forma, il a été supposé que le coût des nouvelles propriétés, déduction faite du produit tiré de l'émission de parts de fiducie supplémentaires et des sommes prélevées aux termes de la convention de financement provisoire par capitaux propres, sera initialement financé au moyen de prélèvements supplémentaires sur la facilité bancaire comme suit :

Coût net des nouvelles propriétés (compte non tenu des coûts d'acquisition qui ont été inclus dans les créditeurs)	94,0 millions $
Produit net tiré de l'émission de parts de fiducie	■
Sommes prélevées aux termes de la convention de financement provisoire par capitaux propres	■
Emprunts bancaires supplémentaires, montant net	■ $

2. Hypothèses et ajustements contenus dans le bilan consolidé pro forma (suite)

Après le 30 juin 2003, la société a accepté une feuille de modalités de prêt pour une nouvelle facilité bancaire qui lui sera consentie par un consortium de banques à charte canadiennes (la « nouvelle facilité bancaire »). Devant être disponible au moment de la conclusion de l'acquisition des nouvelles propriétés, la nouvelle facilité bancaire est constituée d'un emprunt à vue dégressif renouvelable de 105 millions de dollars dont la disponibilité décroît de 4,5 millions de dollars le dernier jour de chaque mois civil à compter du 31 juillet 2003. Elle porte intérêt à des taux variables fondés sur le taux préférentiel des prêteurs ou sur les taux du marché pour les acceptations bancaires majorés d'une marge établie en fonction des variations de certains ratios financiers.

3. Hypothèses et rajustements contenus dans l'état consolidé des résultats pro forma

Les états consolidés des résultats pro forma pour la période de six mois arrêtée au 30 juin 2003 et l'exercice terminé le 31 décembre 2002 ont été dressés suivant l'hypothèse que les opérations dont il est fait mention aux notes 1 et 2 ont été conclues le 1er janvier 2002, comme suit.

(a) Acquisition des propriétés initiales et des propriétés additionnelles

Comme il est décrit à la note 1, la société a réalisé deux acquisitions importantes au cours de 2002. Les produits et les charges suivants pour les périodes allant du 1er janvier 2002 jusqu'à la date de conclusion respective des acquisitions ont été inclus dans l'état consolidé des résultats pro forma de l'exercice terminé le 31 décembre 2002 comme suit :

	Propriétés initiales	Propriétés additionnelles	Total - ajustements pro forma
Produits	13 935 019 $	62 427 295 $	76 362 314 $
Redevances	(1 210 816)	(7 929 348)	(9 140 164)
	12 724 203	54 497 947	67 222 150
Frais d'exploitation	5 050 362	15 190 717	20 241 079
Bénéfice d'exploitation	7 673 841 $	39 307 230 $	46 981 071 $

L'acquisition des propriétés initiales et des propriétés additionnelles ayant été réalisée avant le 1er janvier 2003, aucun ajustement pro forma n'est requis à l'égard de ces propriétés pour la période de six mois arrêtée au 30 juin 2003.

3. Hypothèses et rajustements contenus dans l'état consolidé des résultats pro forma (suite)

(b) Acquisition des nouvelles propriétés

Les montants inclus dans l'état consolidé des résultats pro forma au titre des produits, des redevances et des frais d'exploitation des nouvelles propriétés pour l'exercice terminé le 31 décembre 2002 sont tirés du tableau des résultats pour les périodes respectives. Ces informations portent sur les nouvelles propriétés au complet et n'ont pas été ajustées pour tenir de la participation devant être conservée par l'autre partie.

(c) Épuisement et amortissement

Les ajustements pro forma à la dotation à l'épuisement et aux amortissements ont été établis selon la méthode de la capitalisation du coût entier en fonction des réserves prouvées combinées, des coûts futurs de mise en valeur et des volumes de production et en tenant compte des coûts d'acquisition des nouvelles propriétés (y compris des coûts futurs de mise en valeur estimés à 10 millions de dollars).

(d) Provision pour frais futurs de restauration des lieux et de remise en état

Les états consolidés des résultats pro forma comprennent des ajustements à la provision pour frais futurs de restauration des lieux et de remise en état établis selon le taux de production unitaire enregistré par la Fiducie et les volumes de production pro forma.

(e) Frais généraux et administratifs

La Fiducie a été créée en 2002 et n'a mené à terme la deuxième de ses acquisitions importantes qu'à la fin de 2002. Les montants comptabilisés au titre des frais généraux et administratifs pour l'exercice terminé le 31 décembre 2002 ont été ajustés et représentent un montant établi en fonction des frais réels engagés par unité de production et des volumes de production pro forma. La Fiducie ayant été en pleine exploitation au cours de la période de six mois terminée le 30 juin 2003 au complet, aucun ajustement n'a été apporté aux frais généraux et administratifs constatés pour cette période.

3. Hypothèses et rajustements contenus dans l'état consolidé des résultats pro forma (suite)

(f) Intérêts débiteurs et amortissement des frais de financement reportés

Comme il en a été fait mention ci-dessus, la Fiducie a réalisé deux acquisitions de propriétés importantes au cours de l'exercice terminé le 31 décembre 2002. Les produits et les charges des propriétés initiales et des propriétés additionnelles pour la période allant du 1er janvier 2002 jusqu'à la date de conclusion respective des acquisitions ont été inclus à titre d'ajustement pro forma qui a été décrit plus haut. Les intérêts débiteurs de l'exercice terminé le 31 décembre 2002 ont été ajustés et représentent un montant établi en fonction de l'encours des emprunts à la fin de l'exercice et des taux d'intérêt en vigueur pour la période ainsi que des intérêts dont seraient assortis les emprunts bancaires supplémentaires résultant de l'acquisition des nouvelles propriétés, comme si la conclusion de l'opération avait eu lieu le 1er janvier 2002. Le montant comptabilisé au titre de l'amortissement des frais de financement reportés a été ajusté afin de refléter le montant pour l'exercice au complet.

L'acquisition des propriétés initiales et des propriétés additionnelles ayant été conclue avant le 1er janvier 2003, aucun ajustement ne doit être apporté aux intérêts débiteurs de la période ni à l'amortissement des frais de financement reportés. Les intérêts débiteurs ont été ajustés pour tenir compte des intérêts dont seraient assortis les emprunts bancaires supplémentaires résultant de l'acquisition des nouvelles propriétés, comme si la conclusion de l'opération avait eu lieu avant le début de la période.

La Fiducie pouvant, aux termes de la convention de financement provisoire par capitaux propres, régler les intérêts courus et les montants de capital non remboursés par l'émission de parts de fiducie, les sommes prélevées ont été présentées dans l'avoir des porteurs de parts dans les présents états financiers pro forma. Les montants d'intérêts correspondants de ■ millions de dollars pour l'exercice terminé le 31 décembre 2002 et de ■ million de dollars pour la période de six mois arrêtée au 30 juin 2003 seront présentés comme une charge directe au bénéfice cumulé plutôt que comme une déduction lors de l'établissement du bénéfice des périodes en question.

(g) Impôts

L'impôt des grandes sociétés de chaque période a été ajusté afin de tenir compte de l'impôt qui frapperait le capital supplémentaire résultant de l'acquisition des nouvelles propriétés.

Aux fins de l'impôt sur les bénéfices, la Fiducie peut et compte réclamer une déduction pour tous les montants versés ou à verser aux porteurs de parts et répartira par la suite le solde du bénéfice, le cas échéant, entre les porteurs de parts. Cependant, l'ajustement pro forma au chapitre des impôts futurs repose sur l'hypothèse que 50 % des flux de trésorerie supplémentaires auraient été versés à la Fiducie par la Société à titre de paiement de redevances.

3. Hypothèses et rajustements contenus dans l'état consolidé des résultats pro forma (suite)

(h) Bénéfice par part de fiducie

Pour l'exercice terminé le 31 décembre 2002, il est supposé que le nombre de parts de fiducie devant être émises aux termes de la convention de prise ferme en date du ■ 2003 a été émis au début de l'exercice. Ce nombre comprend les parts de fiducie émises dans le cadre du règlement des emprunts contractés au moment de l'acquisition des propriétés initiales. Les intérêts à verser sur les sommes prélevées aux termes de la convention de financement provisoire par capitaux propres ont été déduits du bénéfice pro forma attribuable aux porteurs de parts.

Le nombre moyen pondéré de parts de fiducie dilué pour l'exercice terminé le 31 décembre 2002 comprend 300 000 parts de fiducie relatives au régime d'achat de parts incitatif de la Fiducie et ■ millions de parts de fiducie à l'égard du règlement des sommes qui devraient être prélevées aux termes de la convention de financement provisoire par capitaux propres.

Pour la période de six mois arrêtée au 30 juin 2003, le nombre de parts de fiducie compris dans le nombre moyen pondéré de parts de fiducie en circulation de base pour la période a été fondé sur le nombre moyen pondéré de parts de fiducie réellement en circulation pour la période et les ■ parts de fiducie devant être émises aux termes de la convention de prise ferme en date du ■ 2003. Les intérêts à verser sur les sommes prélevées aux termes de la convention de financement provisoire par capitaux propres ont été déduits du bénéfice pro forma attribuable aux porteurs de parts.

Le nombre moyen pondéré de parts de fiducie dilué pour la période de six mois arrêtée au 30 juin 2003 comprend 300 000 parts de fiducie relatives au régime d'achat de parts incitatif de la Fiducie et ■ millions de parts de fiducie à l'égard du règlement des sommes qui devraient être prélevées aux termes de la convention de financement provisoire par capitaux propres.

ATTESTATION DE LA FIDUCIE ET DES PROMOTEURS

Le 3 septembre 2003

Le texte qui précède constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus, selon les exigences de la Partie 9 de la *Securities Act* (Colombie-Britannique), de la Partie 9 de la *Securities Act* (Alberta), de la Partie XI de *The Securities Act, 1988* (Saskatchewan), de la Partie VII de la *Loi sur les valeurs mobilières* (Manitoba), de la Partie XV de la *Loi sur les valeurs mobilières* (Ontario), de l'article 13 de la *Loi sur la prévention contre les fraudes en matière de valeurs* (Nouveau-Brunswick), de l'article 63 de la *Securities Act* (Nouvelle-Écosse), de la Partie II de la *Securities Act* (Île-du-Prince-Édouard) et de la Partie XIV de *The Securities Act* (Terre-Neuve et Labrador) ainsi que des règlements respectifs y afférents. Le présent prospectus ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres devant faire l'objet du placement, au sens de la *Loi sur les valeurs mobilières* (Québec) et du règlement y afférent.

Pour **HARVEST ENERGY TRUST,**
Harvest Operations Corp.

(signé) « *Jacob Roorda* »
Président et chef de la direction

(signé) « *David M. Fisher* »
Vice-président, Finances et chef des finances

Au nom du conseil d'administration,

(signé) « *M. Bruce Chernoff* »
Administrateur

(signé) « *Hank B. Swartout* »
Administrateur

Pour les **PROMOTEURS,**

(signé) « *M. Bruce Chernoff* »

(signé) « *Kevin A. Bennett* »

ATTESTATION DES PRENEURS FERMES

Le 3 septembre 2003

À notre connaissance, le texte qui précède constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus, selon les exigences de la Partie 9 de la *Securities Act* (Colombie-Britannique), de la Partie 9 de la *Securities Act* (Alberta), de la Partie XI de *The Securities Act, 1988* (Saskatchewan), de la Partie VII de la *Loi sur les valeurs mobilières* (Manitoba), de la Partie XV de la *Loi sur les valeurs mobilières* (Ontario), de l'article 13 de la *Loi sur la prévention contre les fraudes en matière de valeurs* (Nouveau-Brunswick), de l'article 64 de la *Securities Act* (Nouvelle-Écosse), de la Partie II de la *Securities Act* (Île-du-Prince-Édouard) et de la Partie XIV de *The Securities Act* (Terre-Neuve et Labrador) ainsi que des règlements respectifs y afférents. À notre connaissance, le présent prospectus ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres devant faire l'objet du placement, au sens de la *Loi sur les valeurs mobilières* (Québec) et du règlement y afférent.

Pour Financière Banque Nationale Inc.,

(signé) « *L. Trevor Anderson* »

Pour Marchés Mondiaux CIBC Inc.,

(signé) « *Brenda A. Mason* »

Pour FirstEnergy Capital Corp.,

(signé) « *Nicholas J. Johnson* »

Pour Haywood Securities Inc.,

(signé) « *David G. McGorman* »

NATIONAL FUEL EXPLORATION CORP.
SE SASKATCHEWAN PROPERTIES

(55)

Evaluation of Oil & Gas Reserves
Based on May 1, 2003
Constant Price Assumptions

As of January 1, 2003

04 MAR -9 AM 7:21

Prepared For:

Harvest Operations Corp.
1900, 330 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

Prepared By:

McDaniel & Associates Consultants Ltd.
2200, 255 - 5th Avenue S.W.
Calgary, Alberta
T2P 3G6

August 2003

McDaniel
& ASSOCIATES CONSULTANTS LTD.
Oil & Gas Reservoir Evaluations

August 7, 2003

Harvest Operations Corp.
1900, 330 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

Attention: Mr. Darcy Erickson, Manager, Exploitation Engineering

Reference: **National Fuel Exploration Corp. – SE Saskatchewan Properties**
Evaluation of Oil & Gas Reserves
Based on May 1, 2003 Constant Price Assumptions

Dear Sir:

Pursuant to your request we have prepared an evaluation of the crude oil, natural gas and natural gas products reserves and the present worth values of these reserves for certain petroleum and natural gas interests of National Fuel Exploration Corp., hereinafter referred to as the "Company", as of January 1, 2003. The future net revenues and present worth values presented in this report were calculated using "Constant Price" assumptions based on the crude oil, natural gas and natural gas product prices in effect at December 31, 2002 with no inflation of operating or capital costs and were presented in Canadian dollars. No allowances were made for income tax or for the Saskatchewan Corporation Capital Tax Surcharge.

This evaluation was initially prepared in March 2003 for National Fuel Exploration Corp. This report was prepared for Harvest Operations Corp. as part of the process to acquire National Fuel Exploration Corp. as an additional price case based on the initial evaluation, however no review of any recent technical or financial data was conducted.

The properties evaluated in this report were indicated to include essentially all of the Company's conventional petroleum and natural gas interests in Southeast Saskatchewan. The Company's principal crude oil property is located in the Hazelwood field in the province of Saskatchewan. The principal natural gas property is located in the Big Marsh Lake area in the province of Saskatchewan.

The Company's share of proved remaining and probable additional crude oil, natural gas and natural gas products reserves as of January 1, 2003 and the respective present worth values assigned to these reserves based on "Constant Price" assumptions were estimated to be as follows:

Suite 2200, Bow Valley Square 3, 255 - 5th Avenue S.W., Calgary, Alberta T2P 3G6
Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com

ESTIMATED COMPANY SHARE OF REMAINING RESERVES
AS OF JANUARY 1, 2003
MMCF, MBBL

	Proved Producing	Proved Non-Producing	Proved Undeveloped	Total Proved	Probable Additional	Total
Crude Oil						
Gross (1)	18,472	12	495	18,980	3,316	22,296
Net (2)	16,379	12	446	16,837	2,917	19,754
Natural Gas						
Gross (1)	624	-	-	624	59	684
Net (2)	601	-	-	601	56	657
Natural Gas Liquids						
Gross (1)	172	0.4	8	180	38	218
Net (2)	155	0.4	7	163	34	197

ESTIMATED COMPANY SHARE OF PRESENT WORTH VALUES BEFORE INCOME TAX
AS OF JANUARY 1, 2003
$1000 (3) (4) (5) (6)

			Discounted At		
	0%	10%	12%	15%	20%
Proved Developed Producing Reserves	252,613	157,720	147,634	135,078	118,960
Proved Developed Non-Producing Reserves	137	96	90	82	71
Proved Undeveloped Reserves	6,148	3,073	2,697	2,224	1,616
Total Proved Reserves	258,897	160,889	150,421	137,384	120,647
Probable Additional Reserves-Unrisked	44,142	20,246	17,996	15,290	11,996
Total Proved & Probable Reserves-Unrisked	**303,039**	**181,135**	**168,417**	**153,674**	**132,644**
Probable Additional Reserves-Risked (7)	22,071	10,123	8,998	7,645	5,998
Total Proved & Probable Reserves-Risked (7)	**280,968**	**171,012**	**159,419**	**145,029**	**126,646**

(1) Gross reserves are defined as the aggregate of the Company's working interest and royalty interest reserves before deductions of royalties payable to others.
(2) Net reserves are gross reserves less all royalties payable to others.
(3) Financial matters such as prepayments, take or pay payments, general obligations, etc. were not included.
(4) Based on "Constant Price assumptions at May 1, 2003" (see Price Schedules).
(5) No allowance was made for the Saskatchewan Corporation Capital Tax Surcharge in the present worth value estimates.
(6) The present worth values may not necessarily be the fair market value of the reserves.
(7) Includes a 50 percent reduction in the probable present worth values to account for the risk associated with the probable additional reserves.

The Company's share of remaining reserves and present worth values are presented on a total Company basis in the summary section of this report. The location of the Company's major properties and a graphical summary of the forecast production, net income and reserve distributions are also presented in this section. Tables summarizing the reserves, production and revenues for the various reserve classes are presented in Appendices 1 to 7. A summary of the Company's interests and encumbrances in each property is presented in Appendix 8. Discussions of the assumptions and methodology employed to prepare the reserve estimates and revenue forecasts are also contained in the "Evaluation Methodology" section.

The extent and character of all factual information supplied by the Company including ownership, well data, production, prices, revenues, operating costs, contracts, and other relevant data were relied upon by us in preparing this report and has been accepted as represented without independent verification. In view of the generality of the assignment the opinions expressed are not intended to provide a stand alone analysis of any specific property but to relate to an overall evaluation of the reserves of the Company.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Harvest Operations Corp. and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Harvest Operations Corp. without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

P. A. Welch, P. Eng.

F. Schorning, P. Geol.

PAW/FS:acn
[03-487]

PERMIT TO PRACTICE
McDANIEL & ASSOCIATES CONSULTANTS LTD.

Signature ____________________

Date ____Thursday, August 07, 2003____

PERMIT NUMBER: P 3145

The Association of Professional Engineers, Geologists and Geophysicists of Alberta

CERTIFICATE OF QUALIFICATION

I, Philip Arthur Welch, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am the Executive Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of National Fuel Exploration Corp., the report entitled "National Fuel Exploration Corp. – SE Saskatchewan Properties, Evaluation of Oil & Gas Reserves, Based on May 1, 2003 Constant Price Assumptions, As of January 1, 2003", dated August 7, 2003, and that I was involved in the preparation of this report.

2. That I attended the University of British Columbia in the years 1980 to 1987 and that I graduated with Bachelor of Applied Science and Master of Applied Science degrees in Mechanical Engineering, that I am a registered Professional Engineer of the Association of Professional Engineers, Geologists & Geophysicists of Alberta; that I am a member of the Canadian Institute of Mining and Metallurgy and that I have in excess of thirteen years experience in oil and gas reservoir studies and evaluations.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of National Fuel Exploration Corp., any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

____

P. A. Welch, P. Eng.

Calgary, Alberta
Dated: August 7, 2003

CERTIFICATE OF QUALIFICATION

I, Fred Schorning, Petroleum Geologist of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of National Fuel Exploration Corp., the report entitled "National Fuel Exploration Corp. – SE Saskatchewan Properties, Evaluation of Oil & Gas Reserves, Based on May 1, 2003 Constant Price Assumptions, As of January 1, 2003", dated August 7, 2003, and that I was involved in the preparation of this report.

2. That I attended McMaster University in the years 1960 to 1964, graduating with a Bachelor of Arts degree in Geology, that I am a registered Professional Geologist of the Association of Professional Engineers, Geologists & Geophysicists of Alberta and that I have in excess of thirty years experience in oil and gas reservoir studies.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of National Fuel Exploration Corp., any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

____

F. Schorning, P. Geol.

Calgary, Alberta
Dated: August 7, 2003

Table A

National Fuel Exploration Corp. - SE Saskatchewan Properties

Total Company Reserves and Present Worth Values
May 1, 2003 Constant Prices as of January 1, 2003
Proved & Probable Reserves - Unrisked

Total Of All Areas

	Company Share of Remaining Reserves (mbbl,mmcf,mlt)		Company Share of Present Worth Values Before Income Tax (4)(5)(6) (M$)				
	Gross (1)	Net (2)	@0.0%	@10.0%	@12.0%	@15.0%	@20.0%
Proved Producing Reserves							
Crude Oil	18,472.4	16,379.4	243,561.4	152,929.2	143,230.6	131,140.9	115,595.0
Natural Gas	624.2	601.0	3,797.7	1,923.7	1,767.5	1,580.7	1,352.2
Natural Gas Liquids	172.3	155.1	5,253.3	2,867.4	2,636.1	2,356.7	2,013.0
Total			**252,612.5**	**157,720.3**	**147,634.2**	**135,078.3**	**118,960.1**
Proved Non-Producing Reserves							
Crude Oil	12.1	11.7	124.3	87.3	81.9	74.7	64.5
Natural Gas							
Natural Gas Liquids	0.4	0.4	12.3	8.5	8.0	7.3	6.3
Total			**136.6**	**95.8**	**89.9**	**81.9**	**70.8**
Proved Undeveloped Reserves							
Crude Oil	495.5	445.8	5,909.4	2,936.6	2,572.5	2,113.6	1,525.0
Natural Gas							
Natural Gas Liquids	7.8	7.0	238.5	136.4	124.7	110.1	91.4
Total			**6,147.9**	**3,072.9**	**2,697.2**	**2,223.7**	**1,616.4**
Total Proved Reserves							
Crude Oil	18,980.0	16,836.8	249,595.2	155,953.1	145,885.0	133,329.2	117,184.5
Natural Gas	624.2	601.0	3,797.7	1,923.7	1,767.5	1,580.7	1,352.2
Natural Gas Liquids	180.4	162.5	5,504.1	3,012.3	2,768.7	2,474.0	2,110.6
Total			**258,897.0**	**160,889.1**	**150,421.2**	**137,383.9**	**120,647.3**
Total Probable Reserves							
Crude Oil	3,316.4	2,917.0	42,626.9	19,552.5	17,374.2	14,754.6	11,564.8
Natural Gas	59.4	56.0	360.1	175.3	157.5	136.1	110.2
Natural Gas Liquids	38.0	34.1	1,154.8	518.0	463.8	399.4	321.4
Total			**44,141.8**	**20,245.9**	**17,995.5**	**15,290.1**	**11,996.3**
Total Proved & Probable Reserves							
Crude Oil	22,296.4	19,753.9	292,222.1	175,505.7	163,259.3	148,083.8	128,749.3
Natural Gas	683.6	657.0	4,157.8	2,099.0	1,924.9	1,716.8	1,462.3
Natural Gas Liquids	218.4	196.6	6,658.9	3,530.4	3,232.6	2,873.4	2,432.0
Total			**303,038.8**	**181,135.0**	**168,416.8**	**152,674.1**	**132,643.7**
BOE Reserves & PWV/BOE (3)							
Proved Producing	18,748.7	16,634.6	13.47	8.41	7.87	7.20	6.34
Proved Non-Producing	12.4	12.0	10.99	7.71	7.23	6.59	5.69
Proved Undeveloped	503.3	452.8	12.21	6.11	5.36	4.42	3.21
Total Proved	19,264.4	17,099.5	13.44	8.35	7.81	7.13	6.26
Total Probable	3,364.3	2,960.4	13.12	6.02	5.35	4.54	3.57
Total Proved & Probable	22,628.7	20,060.0	13.39	8.00	7.44	6.75	5.86

(1) Before royalty deductions.
(2) After royalty deductions.
(3) Barrels of Oil Equivalent based on 6.0:1 for Natural Gas, 1.00:1 for Condensate and C5+, 1.00:1 for Ethane, 1.00:1 for Propane, 1.00:1 for Butanes, 1.00:1 for NGL Mix, 1.00:1 for Sulphur. PWV/BOE based on Gross BOE reserves.
(4) No allowance was made for the degree of risk associated with any of the reserve categories.
(5) Before allowance for Alberta Royalty Tax Credit
(6) Costs associated with extraction of natural gas products have in most cases been deducted from the natural gas revenues.

McDaniel & Associates Consultants Ltd.

May 1, 2003 Constant Product Price Schedule

Crude Oil Prices	
West Texas Intermediate ($U.S./bbl)	28.14
Edmonton Light Crude ($Cdn./bbl)	41.59
Bow River Medium Crude ($Cdn./bbl)	29.69
Hardisty Heavy ($Cdn./bbl)	24.15
Cromer Medium Crude ($Cdn./bbl)	33.57
Natural Gas (@ Field Gate $Cdn./MMbtu)	
Alberta Average	6.35
Transcanada Gas Services Ltd.	5.80
Pan Alberta Gas Ltd.	4.13
Progas	6.20
Spot Sales	6.63
Saskatchewan Average	6.49
CanWest Plant Gate (British Columbia)	5.53
Natural Gas Liquids (Edmonton Reference Price $Cdn./bbl)	
Propane	25.90
Field Butane	28.30
NGL Mix	30.32
Natural Gasolines & Condensate	43.83
Sulphur (Alberta Average @ Plant Gate $Cdn./LT)	0.00

C030501

NATIONAL FUEL EXPLORATION CORP.
SE SASKATCHEWAN PROPERTIES

Evaluation of Oil & Gas Reserves
Based on May 1, 2003
Constant Price Assumptions
As of January 1, 2003

Evaluation Methodology

INTRODUCTION

Estimates of the crude oil, natural gas and natural gas products reserves and the associated present worth values before income taxes attributable to the Canadian properties of the Company have been presented in this report as of January 1, 2003. Reserve estimates were prepared for approximately 115 individual properties in which the Company was indicated to have an interest in Western Canada based on detailed studies of the reservoir and performance characteristics as well as historical revenues and costs.

The effective date of this report is January 1, 2003. The reserve estimates presented herein were based on the operating and economic conditions and development status as of that date except for changes planned for the immediate future or in the process of implementation. The assumptions and methodology employed in the preparation of this report conform with generally accepted petroleum engineering and evaluation principles and are consistent with those used in our previous evaluations of the Company. A brief review of the methodology employed in arriving at the reserves and present worth value estimates is presented in this section.

RESERVE ESTIMATES

Crude Oil

The crude oil reserve estimates presented in this report were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. The oil-in-place estimates were based on individual well pore volume interpretations, geological studies of pool configurations as well as unitization studies and published estimates. In those cases where indicative oil production decline and/or increasing gas-oil and water-oil ratio trends were evident, the remaining reserves were determined by extrapolating these trends to economic limiting conditions. Where definitive production information was not yet available, the reserve estimates were based on analogy with similar wells or reservoirs or on theoretical studies of recovery efficiencies. The

cumulative production figures were taken from published sources or from records of the Company and estimated for those recent periods where such data were not available.

Natural Gas and Products

The natural gas reserve estimates were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the gas-in-place were based on individual well pore volume interpretations, geological studies of the pools and areas and on unitization studies and published estimates. The reserves recoverable from the currently producing properties were estimated from studies of performance characteristics and/or reservoir pressure histories. In cases of competitive drainage in multi-well pools the reserves were based on an analysis of the relevant factors relating to the future pool depletion by existing and possible future wells. The recovery factors for the non-producing properties were estimated from a consideration of test rates, reservoir pressures and by analogy with similar wells or reservoirs.

The natural gas products reserve estimates for the producing properties were predicated on a study of historical and anticipated future recoveries of these products from the natural gas reserves. The natural gas products recoveries from the non-producing natural gas reserves were estimated from gas analyses, well test information and from analogy with similar reservoirs. Natural gas products reserves were only assigned to non-producing properties in those cases where, in all likelihood the gas production would be processed through existing facilities capable of extracting these products or where such a facility will be available in the near future.

RESERVE CLASSIFICATION

The crude oil, natural gas and natural gas products reserves of the Company were classified into proved and probable additional categories. The proved reserves were considered to be those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Probable reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future. A more detailed

description of the factors considered in making these reserve assignments is presented in the "Reserve Definitions" at the end of this section.

The proved reserves have been further subdivided into proved producing, proved non-producing and proved undeveloped categories. Reserves were considered to be producing if these reserves are currently being produced or if definitive steps are being taken to begin production of these reserves in the immediate future. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area. Non-producing reserves recoverable from existing wells that require relatively minor capital expenditures to produce were classified as proved non-producing. Reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure is required were classified as proved undeveloped.

In all cases the crude oil and natural gas liquids reserves were expressed in barrels being equal to 34.972 Imperial gallons. The natural gas reserves were presented in thousands of standard cubic feet (MCF) and calculated at a base pressure of 14.65 psia and a base temperature of 60 degrees Fahrenheit.

Company Share of Reserves

The Company's net share of reserves was obtained by employing the Company's indicated gross working and royalty interests in the various properties in question less all royalties owned by others. In estimating net reserves the applicable Crown royalties were based on the regulations in effect as of January 1, 2003.

PRESENT WORTH VALUE ESTIMATES

The present worth values of the crude oil, natural gas and natural gas products reserves were obtained by employing future production and revenue analyses. The future crude oil production was in each instance predicated on a forecast of allowable rates and/or anticipated performance characteristics of the individual wells and reservoirs in question. The future natural gas production was predicated on the provisions of the natural gas purchase contracts where such contracts were available with consideration to the historical producing rates and the estimated deliverability. In those areas where shut-in natural gas reserves exist commencement of production was based on the proximity to a pipeline connection and the relevant factors relating to the future marketing of the reserves. The future production of gas-cap reserves was assumed to occur near the end of the oil producing life. Solution gas production was based on the forecast of the oil producing rates and producing gas-oil ratios. The natural gas products production forecasts were based on the anticipated recoveries of these products from the produced natural gas.

The Company's gross share of future crude oil revenue was derived by employing the Company's gross share of production and the indicated Cromer medium and Edmonton light crude oil price less the historical quality and transportation price differential for each respective field. The indicated natural gas prices with an adjustment for the heating value of the gas were employed to calculate the gross share of future natural gas revenues. The indicated Edmonton natural gas products prices with adjustments to reflect historical price differentials realized by the Company in each respective property were employed to calculate the gross share of natural gas products revenues. Royalties and mineral taxes payable to the Crown were estimated based on the methods in effect as of January 1, 2003. Freehold and overriding royalties payable to others were estimated based on the indicated applicable rates. In those cases where a proportionate share of the natural gas gathering and processing charges were indicated to be payable by the Crown or royalties owned by others, these charges have been deducted in determining the net royalties payable.

In all cases, estimates of the applicable capital expenditures and operating costs with an allowance for inflation were deducted in arriving at the Company's share of future net revenues. No allowance for future well abandonment costs was made for any of the Company's working interest wells or for the abandonment of any facilities. The present worth values were then obtained by employing 10, 12, 15 and 20 percent nominal annual discount rates compounded annually. No allowances were made for income tax or the Saskatchewan Corporation Capital Tax Surcharge.

The estimated present worth values of the proved plus probable additional reserves were obtained by employing future production and revenue analyses on a total proved plus probable reserve basis. All additional costs required to recover the probable additional reserves were included in the revenue forecasts. It should be pointed out that no allowance was made for any risk associated with the probable reserves in this report other than in the present worth value summary in the covering letter.

Summaries of the Company's share of remaining reserves together with forecast future revenues, royalties, taxes, operating and capital costs, cash flow and present worth values are presented in detailed tabulations in Appendices 1 to 7.

RESERVE DEFINITIONS

Crude Oil

A mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

Synthetic Oil

Oil derived from the upgrading of crude bitumen or by chemical modification of coal or other materials and which is largely interchangeable with conventional crude oil as a refinery feedstock.

Natural Gas

The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

Natural Gas Liquids

Those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

Sulphur

Elemental sulphur removed from the produced natural gas by processing through an extraction plant.

Remaining Reserves

Remaining reserves are those quantities of crude oil, natural gas, natural gas liquids and sulphur remaining after deducting those quantities produced up to the reference date of the study.

Gross Reserves

The total of the Company's working interests and/or royalty interests share of reserves before deducting royalties owned by others.

Net Reserves

The total of the Company's working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others.

Royalties

The term royalties, as used in this report, refers to royalties paid to others. The royalties deducted from the reserves are based on the royalty percentage calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling price the price forecasts for the individual properties in question has been employed.

Proved Reserves

Those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Reserves assigned to non-producing zones in producing wells

were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Comments:

1. Where reserves are clearly known to exist in a reservoir and would be physically recoverable but cannot be termed "proved reserves" because they are not commercially recoverable due to their remote location (i.e. frontier reserves), these reserves are itemized separately in the report and their special circumstances fully explained.
2. Zones which have not been completed but which are interpreted to be productive from well logs (or core analyses) and which have conclusive drill stem tests or other production tests indicating economic producing rates are considered to be proved providing there is a high degree of certainty that these reserves will be produced.
3. Zones interpreted to be productive from well logs (or core analyses) either completed or behind pipe but which have not been tested or have inconclusive tests are considered proved only if offsetting wells indicate favorable tests or productive characteristics from this zone and there is a high degree of certainty that these reserves will be produced because of favorable reservoir characteristics.
4. The proved recovery efficiencies for presently shut-in reserves are estimated from theoretical considerations or by analogy to the nearest similar zone or area. In all cases the productive capacities of the individual wells or reservoirs in question are taken into account.
5. The proved natural gas reserves may be based on the assumption that additional compressor horsepower will be installed to achieve lower abandonment pressures providing there is a high degree of certainty that such action will be taken.
6. An allowance for increased recoveries in enhanced recovery (water-flood, solvent-flood, etc.) projects is made only on the basis of demonstrated more favorable performance from the project in question or from similar projects in like reservoirs. Increased proved recoveries may be assigned prior to the installation of the facilities if in our opinion there is a high degree of certainty that such facilities will be installed in the future. A gradual transfer of reserves from a probable additional to a proved category is usually made in such projects as more performance history is obtained. The assignment of higher recovery factors to these projects by regulatory authorities does not necessarily provide a basis for increased proved recoveries since such assignments must often be made prior to obtaining indicative performance history in order to provide sufficient incentives to institute such schemes.
7. Natural gas liquids and sulphur reserves are based on the recoveries of these products from the proved natural gas reserves and are dependent on current plant efficiencies. In the case of shut-in wells the reserves are based on analyses of the raw natural gas and anticipated extraction efficiencies.

Proved Producing Reserves

Those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Proved Non-Producing Reserves

Those non-producing proved reserves recoverable from existing wells that require relatively minor capital expenditures to produce.

Proved Undeveloped Reserves

Those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

Probable Additional Reserves

Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Comments:

1. The probable additional natural gas reserves are based on the potential productive areas of the natural gas reservoirs in question which could not be deemed proved at this time as well as those solution gas reserves commercially recoverable from the probable additional crude oil reserves.
2. The probable additional reserves of natural gas liquids and sulphur were considered to be those reserves recoverable from the probable additional natural gas reserves.
3. Portions of the zones which have questionable potential based on well log interpretations (or core analyses) and which have not been indicated productive by conclusive tests are considered to be probable additional.

National Fuel Exploration Corp. - SE Saskatchewan Properties

Table 1

Forecast of Production and Revenue - Company Share
May 1, 2003 Constant Prices as of January 1,2003

Total Proved Reserves

Total Of All Areas

		Crude Oil			Natural Gas			Natural Gas Liquids			
Year	No.Of Wells	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Annual Volume mmcf	Sales Price $/mcf	Sales Revenue M$	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Gross Revenue M$
2003	467.4	2331.6	34.71	80937.3	70.7	5.61	396.6	19.8	33.08	655.7	81989.6
2004	455.6	1987.1	34.72	68991.5	58.9	6.43	378.5	17.6	34.00	599.8	69969.8
2005	438.1	1747.9	34.63	60530.0	50.1	6.43	321.8	16.2	33.99	552.0	61403.8
2006	413.9	1490.5	34.57	51523.1	42.8	6.43	275.0	14.0	33.95	476.0	52274.1
2007	393.7	1293.0	34.50	44605.4	37.2	6.43	239.0	12.4	33.99	421.8	45266.2
2008	366.7	1134.3	34.44	39067.1	33.5	6.43	215.2	11.1	33.98	376.1	39658.5
2009	346.0	995.7	34.37	34224.3	29.9	6.42	191.8	9.8	34.02	332.1	34748.1
2010	307.8	862.4	34.26	29547.0	26.5	6.42	170.3	8.6	34.00	293.4	30010.7
2011	285.4	767.8	34.23	26284.9	24.1	6.42	154.5	7.8	33.96	266.5	26706.0
2012	273.3	698.8	34.21	23902.3	22.1	6.42	141.8	7.2	33.96	244.5	24288.6
2013	255.9	632.7	34.18	21630.2	19.9	6.42	127.8	6.6	33.94	223.7	21981.6
2014	238.3	554.3	34.12	18914.4	18.5	6.42	118.8	5.5	33.90	187.4	19220.7
2015	214.2	486.5	34.12	16600.5	16.6	6.41	106.3	4.9	34.04	167.5	16874.3
2016	197.8	432.8	34.08	14748.3	15.4	6.41	99.0	4.4	34.12	149.8	14997.1
2017	175.9	385.2	34.05	13115.9	14.2	6.41	91.3	4.0	33.90	136.9	13344.1
REM.	40.1	3178.9	33.87	107676.6	144.0	6.36	916.2	30.2	33.97	1024.8	109617.7
TOTAL		**18979.5**	**34.37**	**652298.8**	**624.2**	**6.32**	**3943.8**	**180.3**	**33.88**	**6108.3**	**662351.0**

	Crown Royalties			Freehold Royalties			Overriding Royalties					
Year	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Mineral Tax M$	Total Royalty & Taxes M$	Total Royalty & Taxes %
2003	6806.0		6806.0	4202.4		4202.4	743.6	0.0	743.6	5207.8	16959.8	20.69
2004	5222.6		5222.6	3598.3		3598.3	601.3		601.3	3891.2	13313.5	19.03
2005	4225.6		4225.6	3247.8		3247.8	557.1		557.1	2980.3	11010.7	17.93
2006	3368.6	-0.0	3368.6	2672.8		2672.8	453.1	0.0	453.1	2300.7	8795.3	16.83
2007	2822.6		2822.6	2251.1	-0.0	2251.1	378.4		378.4	1730.6	7182.6	15.87
2008	2404.8	-0.0	2404.8	1935.5		1935.5	321.6		321.6	1333.9	5995.9	15.12
2009	1983.3		1983.3	1643.2	0.0	1643.2	262.1		262.1	991.4	4880.0	14.04
2010	1676.9		1676.9	1383.4		1383.4	194.0		194.0	736.0	3990.3	13.30
2011	1423.7		1423.7	1220.4		1220.4	166.9		166.9	531.9	3342.8	12.52
2012	1164.5		1164.5	1104.4	-0.0	1104.4	147.5	-0.0	147.5	371.0	2787.5	11.48
2013	994.5	-0.0	994.5	995.1		995.1	131.4		131.4	272.1	2393.1	10.89
2014	762.0		762.0	875.3		875.3	116.6	-0.0	116.6	131.4	1885.3	9.81
2015	645.7		645.7	760.6		760.6	98.6		98.6	92.5	1597.4	9.47
2016	544.2		544.2	658.7	0.0	658.7	84.5		84.5	57.1	1344.4	8.96
2017	455.3	0.0	455.2	576.6		576.6	54.1	0.0	54.1	37.6	1123.6	8.42
REM.	4736.4	-0.0	4736.4	4069.1	-0.0	4069.1	567.1	-0.0	567.1	478.5	9851.3	8.99
TOTAL	**39236.5**	**-0.0**	**39236.6**	**31194.6**	**-0.0**	**31194.6**	**4877.8**	**0.0**	**4877.8**	**21144.1**	**96453.5**	**14.56**

			Capital Costs			Net Revenues After Costs		
Year	*Operating Costs M$*	*Net Op. Income M$*	*Drilling & Compl M$*	*Equip & Facility M$*	*Total Capital M$*	Annual M$	Cum M$	PWV @10.0% M$
2003	23424.7	41605.1				41605.1	41605.1	39668.8
2004	22467.9	34188.4	2280.0	1141.0	3421.0	30767.5	72372.5	26668.7
2005	21329.2	29063.8	715.0	326.0	1041.0	28022.8	100395.4	22081.5
2006	19931.5	23547.4				23547.4	123942.8	16868.2
2007	18610.0	19473.6				19473.6	143416.4	12681.7
2008	17333.7	16328.8				16328.8	159745.2	9667.0
2009	16266.7	13601.3				13601.3	173346.5	7320.2
2010	14490.1	11530.3				11530.3	184876.8	5641.4
2011	13537.0	9826.1				9826.1	194702.9	4370.6
2012	12886.6	8614.4				8614.4	203317.3	3483.3
2013	12161.8	7426.6				7426.6	210743.9	2730.0
2014	11047.2	6288.1				6288.1	217032.0	2101.3
2015	9971.9	5305.0				5305.0	222337.0	1611.7
2016	9276.8	4375.8				4375.8	226712.8	1208.5
2017	8424.3	3796.3				3796.3	230509.1	953.2
REM.	71378.6	28387.7				28387.7	258896.8	3832.7
TOTAL	**302538.1**	**263358.8**	**2995.0**	**1467.0**	**4462.0**	**258896.8**		**160888.8**

	Remaining Reserves		Remaining Present Worth Value - M$			
Product	Gross	Net	@10.0%	@12.0%	@15.0%	@20.0%
Crude Oil (mbbl)	18980.0	16836.8	155953.1	145885.0	133329.2	117184.5
Natural Gas (mmcf)	624.2	601.0	1923.7	1767.5	1580.7	1352.2
Natural Gas Liquids (mbbl)	180.4	162.5	3012.3	2768.7	2474.0	2110.6
Total			**160889.1**	**150421.2**	**137383.9**	**120647.3**

National Fuel Exploration Corp. - SE Saskatchewan Properties

Table 1

Forecast of Production and Revenue - Company Share
May 1, 2003 Constant Prices as of January 1,2003

Total Proved & Probable Reserves - Unrisked

Total Of All Areas

Year	No.Of Wells	Crude Oil: Annual Volume mbbl	Crude Oil: Sales Price $/bbl	Crude Oil: Sales Revenue M$	Natural Gas: Annual Volume mmcf	Natural Gas: Sales Price $/mcf	Natural Gas: Sales Revenue M$	Natural Gas Liquids: Annual Volume mbbl	Natural Gas Liquids: Sales Price $/bbl	Natural Gas Liquids: Sales Revenue M$	Gross Revenue M$
2003	467.4	2364.2	34.71	82069.8	71.5	5.61	401.1	20.0	33.10	663.4	83134.3
2004	461.1	2103.8	34.77	73155.3	63.5	6.43	407.8	18.2	33.98	618.0	74181.2
2005	462.0	2113.5	34.75	73445.2	55.7	6.43	357.8	21.3	33.93	723.7	74526.8
2006	439.4	1775.1	34.70	61600.8	47.6	6.43	306.2	18.0	33.94	609.6	62516.6
2007	421.9	1525.9	34.64	52856.0	41.7	6.43	268.2	15.4	33.98	523.7	53647.8
2008	400.5	1335.0	34.56	46133.9	37.1	6.42	238.3	13.6	34.03	462.1	46834.3
2009	379.3	1166.7	34.49	40237.0	33.6	6.43	215.9	11.9	33.96	403.0	40855.9
2010	353.4	1033.0	34.43	35568.6	30.0	6.42	192.3	10.7	33.94	362.5	36123.4
2011	325.6	917.6	34.38	31545.0	27.2	6.42	174.9	9.6	33.98	327.9	32047.8
2012	307.7	823.6	34.32	28264.9	24.4	6.42	156.7	8.8	33.98	298.4	28720.0
2013	286.5	741.8	34.29	25437.2	21.9	6.42	140.4	8.0	33.94	272.9	25850.5
2014	272.7	664.1	34.26	22754.9	20.4	6.42	130.7	7.1	33.93	240.9	23126.6
2015	242.0	580.0	34.22	19849.2	18.7	6.42	120.4	6.0	33.99	202.6	20172.2
2016	220.1	515.5	34.15	17604.6	17.7	6.42	113.6	5.1	34.09	172.8	17891.1
2017	207.2	468.5	34.14	15996.7	16.0	6.42	102.4	4.6	33.97	157.3	16256.4
REM.	53.8	4167.4	33.84	141043.2	156.7	6.37	998.5	40.0	33.95	1358.1	143399.8
TOTAL		**22295.8**	**34.43**	**767562.4**	**683.5**	**6.33**	**4325.3**	**218.3**	**33.89**	**7396.9**	**779284.7**

Year	Crown Royalties: Unadj. Royalty M$	Crown Royalties: Royalty Adj. M$	Crown Royalties: Adj. Royalty M$	Freehold Royalties: Unadj. Royalty M$	Freehold Royalties: Royalty Adj. M$	Freehold Royalties: Adj. Royalty M$	Overriding Royalties: Unadj. Royalty M$	Overriding Royalties: Royalty Adj. M$	Overriding Royalties: Adj. Royalty M$	Mineral Tax M$	Total Royalty & Taxes M$	Total Royalty & Taxes %
2003	6926.9		6926.9	4278.5		4278.5	755.6		755.6	5373.2	17334.3	20.85
2004	5501.2		5501.2	3775.8	-0.0	3775.8	698.8	0.0	698.8	4157.4	14133.3	19.05
2005	5268.1		5268.1	3964.6		3964.6	743.0		743.0	3505.3	13481.0	18.09
2006	4460.5		4460.5	3196.8		3196.8	560.6	0.0	560.6	2928.4	11146.3	17.83
2007	3653.4		3653.4	2635.3	0.0	2635.3	465.4		465.4	2248.7	9002.8	16.78
2008	3062.7		3062.7	2258.0	0.0	2258.0	395.4	-0.0	395.4	1780.2	7496.3	16.01
2009	2522.5		2522.5	1898.3		1898.3	330.3		330.3	1322.9	6074.0	14.87
2010	2117.3		2117.3	1644.3		1644.3	275.3	0.0	275.3	1055.3	5092.2	14.10
2011	1788.1		1788.1	1459.8	0.0	1459.8	224.5	0.0	224.5	786.8	4259.2	13.29
2012	1479.0	-0.0	1479.0	1309.3	-0.0	1309.3	183.3	-0.0	183.3	600.8	3572.4	12.44
2013	1263.0		1263.0	1172.4	-0.0	1172.4	154.8	-0.0	154.8	438.8	3029.0	11.72
2014	1003.8	0.0	1003.8	1051.1		1051.1	130.7		130.7	258.9	2444.6	10.57
2015	838.9	0.0	838.9	922.7	-0.0	922.7	116.1	0.0	116.1	176.3	2054.1	10.18
2016	719.3		719.3	831.0		831.0	103.3		103.3	130.5	1784.1	9.97
2017	574.4	0.0	574.4	753.6		753.6	92.5		92.5	93.8	1514.3	9.32
REM.	5257.8		5257.8	6003.1		6003.1	611.5	0.0	611.5	397.5	12270.0	8.56
TOTAL	**46436.8**	**0.0**	**46436.8**	**37154.6**	**-0.0**	**37154.6**	**5841.0**	**0.0**	**5841.0**	**25254.9**	**114687.7**	**14.72**

Year	Operating Costs M$	Net Op. Income M$	Capital Costs: Drilling & Compl M$	Capital Costs: Equip & Facility M$	Capital Costs: Total Capital M$	Net Revenues After Costs: Annual M$	Net Revenues After Costs: Cum M$	Net Revenues After Costs: PWV @10.0% M$
2003	23464.6	42335.4				42335.4	42335.4	40365.1
2004	22887.8	37160.0	4650.0	2097.0	6747.0	30413.1	72748.5	26361.6
2005	22741.1	38304.6	6193.0	2595.0	8788.0	29516.7	102265.2	23258.7
2006	21465.0	29905.3				29905.3	132170.4	21422.6
2007	20308.6	24336.5				24336.5	156506.9	15848.5
2008	18992.2	20345.7				20345.7	176852.6	12045.1
2009	17807.2	16974.7				16974.7	193827.2	9135.8
2010	16630.4	14400.8				14400.8	208228.0	7045.9
2011	15373.0	12415.6				12415.6	220643.6	5522.4
2012	14529.0	10618.5				10618.5	231262.1	4293.7
2013	13510.0	9311.5				9311.5	240573.6	3422.9
2014	12889.5	7792.5				7792.5	248366.1	2604.1
2015	11600.4	6517.7				6517.7	254883.8	1980.1
2016	10262.5	5844.5				5844.5	260728.4	1614.1
2017	9760.5	4981.5				4981.5	265709.9	1250.7
REM.	93800.9	37328.6				37328.6	303038.5	4963.5
TOTAL	**346022.6**	**318573.3**	**10843.0**	**4692.0**	**15535.0**	**303038.5**		**181134.7**

Product	Remaining Reserves: Gross	Remaining Reserves: Net	Remaining Present Worth Value - M$: @10.0%	@12.0%	@15.0%	@20.0%
Crude Oil (mbbl)	22296.4	19753.9	175505.7	163259.3	148083.8	128749.3
Natural Gas (mmcf)	683.6	657.0	2099.0	1924.9	1716.8	1462.3
Natural Gas Liquids (mbbl)	218.4	196.6	3530.4	3232.6	2873.4	2432.0
Total			**181135.0**	**168416.8**	**152674.1**	**132643.7**

56

HARVEST OPERATIONS CORP.

Evaluation of Oil & Gas Reserves
Mechanical Update

Based on May 1, 2003
Constant Price Assumptions

As of January 1, 2003

Prepared For:

Harvest Operations Corp.
1900, 330 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

Prepared By:

McDaniel & Associates Consultants Ltd.
2200, 255 - 5th Avenue S.W.
Calgary, Alberta
T2P 3G6

August 2003

McDaniel
& ASSOCIATES CONSULTANTS LTD.
Oil & Gas Reservoir Evaluations

August 5, 2003

Harvest Operations Corp.
1900, 330 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

Attention: Mr. Darcy Erickson, Manager, Exploitation Engineering

Reference: **Harvest Operations Corp.**
Evaluation of Oil & Gas Reserves
Mechanical Update
Based on May 1, 2003
Constant Price Assumptions

Dear Sir:

Pursuant to your request we have prepared an evaluation of the crude oil, natural gas and natural gas products reserves and the present worth values of these reserves for the petroleum and natural gas interests of Harvest Operations Corp., hereinafter referred to as the "Company", as of January 1, 2003.

This report is a consolidation of four evaluations previously prepared in late 2002 and early 2003 for four separate groups of interests owned by the Company. Two of the earlier evaluations were prepared as of January 1, 2003 and two as of November 1, 2002. The November 1, 2002 evaluations were mechanically updated to January 1, 2003 and all four were combined for this report and the revenues re-calculated using the prices in effect at May 1, 2003 with no inflation of operating or capital costs. All of the future net revenues and present worth values presented in this report were presented in Canadian dollars and before income tax.

The properties evaluated in this report were indicated to include essentially all of the Company's conventional petroleum and natural gas interests in Canada. The Company's principal crude oil properties are located in the Hayter and Killarney areas in the province of Alberta. The principal natural gas properties are located in the West Provost and Thompson Lake areas in the province of Alberta.

Suite 2200, Bow Valley Square 3, 255 - 5th Avenue S.W., Calgary, Alberta T2P 3G6
Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com

The Company's share of proved remaining and probable additional crude oil, natural gas and natural gas products reserves as of January 1, 2003 and the respective present worth values assigned to these reserves based on "Constant Price" assumptions were estimated to be as follows:

ESTIMATED COMPANY SHARE OF REMAINING RESERVES
AS OF JANUARY 1, 2003
MMCF, MBBL

	Proved Producing	Proved Non-Producing	Proved Undeveloped	Total Proved	Probable Additional	Total
Crude Oil						
Gross (1)	13,288	346	1,812	15,447	2,131	17,577
Net (2)	11,858	322	1,494	13,673	1,869	15,542
Natural Gas						
Gross (1)	1,408	336	95	1,839	308	2,148
Net (2)	1,128	259	78	1,466	248	1,714
Natural Gas Liquids						
Gross (1)	65	-	12	77	14	91
Net (2)	52	-	10	62	11	73

ESTIMATED COMPANY SHARE OF PRESENT WORTH VALUES BEFORE INCOME TAX
AS OF JANUARY 1, 2003
$1000 (3) (4) (5) (6)

			Discounted At		
	0%	10%	12%	15%	20%
Proved Developed Producing Reserves	167,140	138,240	133,713	127,512	118,509
Proved Developed Non-Producing Reserves	6,630	5,056	4,815	4,488	4,020
Proved Undeveloped Reserves	21,226	15,544	14,664	13,464	11,740
Total Proved Reserves	194,996	158,840	153,191	145,464	134,268
Probable Additional Reserves-Unrisked	30,499	20,191	18,759	16,883	14,337
Total Proved & Probable Reserves-Unrisked	**225,494**	**179,031**	**171,950**	**162,346**	**148,606**
Probable Additional Reserves-Risked (7)	15,250	10,096	9,380	8,442	7,169
Total Proved & Probable Reserves-Risked (7)	**210,246**	**168,936**	**162,571**	**153,906**	**141,437**

(1) Gross reserves are defined as the aggregate of the Company's working interest and royalty interest reserves before deductions of royalties payable to others.
(2) Net reserves are gross reserves less all royalties payable to others.
(3) Financial matters such as prepayments, take or pay payments, general obligations, etc. were not included.
(4) Based on "Constant Price" assumptions at May 1, 2003 (see Price Schedules).
(5) None of the properties are eligible for the Alberta Royalty Tax Credit.
(6) The present worth values may not necessarily be the fair market value of the reserves.
(7) Includes a 50 percent reduction in the probable present worth values to account for the risk associated with the probable additional reserves.

The Company's share of remaining reserves and present worth values are presented on a total Company basis in the summary section of this report. The location of the Company's properties and a graphical summary of the forecast production, net income and reserve distributions are also presented in this section. Tables summarizing the reserves, production and revenues for the various reserve classes are presented in Appendices 1 to 7. A summary of the Company's interests and encumbrances in each property is presented in Appendix 8. Discussions of the assumptions and methodology employed to prepare the reserve estimates and revenue forecasts are also contained in the "Evaluation Methodology" section.

The extent and character of all factual information supplied by the Company including ownership, well data, production, prices, revenues, operating costs, contracts, and other relevant data were relied upon by us in preparing this report and has been accepted as represented without independent verification. In view of the generality of the assignment the opinions expressed are not intended to provide a stand alone analysis of any specific property but to relate to an overall evaluation of the reserves of the Company.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Harvest Operations Corp. and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Harvest Operations Corp. without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

B. H. Emslie, P. Eng.

F. Schorning, P. Geol.

BHE/FS:po
[03-486]

PERMIT TO PRACTICE
McDANIEL & ASSOCIATES CONSULTANTS LTD.

Signature ______________________

Date Tuesday, August 5, 2003

PERMIT NUMBER: P 3145

The Association of Professional Engineers, Geologists and Geophysicists of Alberta

CERTIFICATE OF QUALIFICATION

I, Bryan Howard Emslie, Petroleum Engineer of 2200, 255 - 5th Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Senior Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of Harvest Operations Corp., the report entitled "Harvest Operations Corp., Evaluation of Oil & Gas Reserves, Mechanical Update, Based on May 1, 2003 Constant Price Assumptions, As of January 1, 2003", dated August 5, 2003; and that I was involved in the preparation of this report.

2. That I attended the University of Alberta in the years 1973 to 1980 and that I graduated with Bachelor of Science Degree in Mechanical Engineering, that I am a registered Professional Engineer of the Association of Professional Engineers, Geologists & Geophysicists of Alberta and that I have in excess of twenty years experience in oil and gas reservoir studies and evaluations.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of Harvest Operations Corp., any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

B. H. Emslie, P. Eng.

Calgary, Alberta
Dated: August 5, 2003

CERTIFICATE OF QUALIFICATION

I, Fred Schorning, Petroleum Geologist of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of Harvest Operations Corp., the report entitled "Harvest Operations Corp., Evaluation of Oil & Gas Reserves, Mechanical Update, Based on May 1, 2003 Constant Price Assumptions, As of January 1, 2003", dated August 5, 2003, and that I was involved in the preparation of this report.

2. That I attended McMaster University in the years 1960 to 1964, graduating with a Bachelor of Arts degree in Geology, that I am a registered Professional Geologist of the Association of Professional Engineers, Geologists & Geophysicists of Alberta and that I have in excess of thirty years experience in oil and gas reservoir studies.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of Harvest Operations Corp., any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

F. Schorning, P. Geol.

Calgary, Alberta
Dated: August 5, 2003

Harvest - Consolidated - Mechanical Update

Total Company Reserves and Present Worth Values
May 1, 2003 Constant Prices as of January 1, 2003
Proved & Probable Reserves - Unrisked

Total Of All Areas

	Company Share of Remaining Reserves (mbbl,mmcf,mlt)		Company Share of Present Worth Values Before Income Tax (4)(5)(6) (M$)				
	Gross (1)	Net (2)	@0.0%	@10.0%	@12.0%	@15.0%	@20.0%
Proved Producing Reserves							
Crude Oil	13,288.2	11,857.7	159,254.2	132,000.3	127,722.5	121,859.6	113,337.9
Natural Gas	1,408.2	1,127.8	6,315.6	4,969.4	4,767.0	4,493.4	4,103.9
Natural Gas Liquids	65.4	51.9	1,570.3	1,270.3	1,223.4	1,159.4	1,066.8
Total			**167,140.1**	**138,240.0**	**133,712.9**	**127,512.4**	**118,508.6**
Proved Non-Producing Reserves							
Crude Oil	346.3	321.9	5,345.4	4,098.0	3,907.5	3,649.1	3,279.7
Natural Gas	335.7	259.3	1,284.1	957.6	907.1	838.5	740.0
Natural Gas Liquids	0.0	0.0	0.4	0.3	0.3	0.2	0.2
Total			**6,629.8**	**5,055.9**	**4,814.9**	**4,487.8**	**4,019.9**
Proved Undeveloped Reserves							
Crude Oil	1,812.0	1,493.7	20,461.0	14,939.7	14,083.9	12,918.6	11,244.4
Natural Gas	95.1	78.4	463.3	366.2	351.0	330.2	300.0
Natural Gas Liquids	11.8	9.7	301.6	238.4	228.5	215.0	195.3
Total			**21,225.8**	**15,544.3**	**14,663.5**	**13,463.8**	**11,739.8**
Total Proved Reserves							
Crude Oil	15,446.5	13,673.3	185,060.5	151,038.0	145,713.9	138,427.3	127,862.0
Natural Gas	1,839.0	1,465.5	8,063.0	6,293.2	6,025.1	5,662.1	5,144.0
Natural Gas Liquids	77.2	61.6	1,872.2	1,509.0	1,452.2	1,374.6	1,262.3
Total			**194,995.7**	**158,840.2**	**153,191.2**	**145,463.9**	**134,268.3**
Total Probable Reserves							
Crude Oil	2,130.9	1,868.9	28,713.9	19,054.2	17,711.0	15,950.3	13,560.5
Natural Gas	308.4	248.4	1,448.3	923.9	852.1	758.5	632.7
Natural Gas Liquids	13.6	11.0	336.4	212.6	195.6	173.6	144.1
Total			**30,498.6**	**20,190.6**	**18,758.7**	**16,882.5**	**14,337.3**
Total Proved & Probable Reserves							
Crude Oil	17,577.4	15,542.2	213,774.5	170,092.1	163,424.9	154,377.7	141,422.5
Natural Gas	2,147.5	1,713.9	9,511.3	7,217.1	6,877.1	6,420.6	5,776.7
Natural Gas Liquids	90.9	72.6	2,208.6	1,721.6	1,647.8	1,548.2	1,406.4
Total			**225,494.3**	**179,030.8**	**171,949.9**	**162,346.4**	**148,605.6**
BOE Reserves & PWV/BOE (3)							
Proved Producing	13,588.3	12,097.6	12.30	10.17	9.84	9.38	8.72
Proved Non-Producing	402.3	365.1	16.48	12.57	11.97	11.16	9.99
Proved Undeveloped	1,839.6	1,516.4	11.54	8.45	7.97	7.32	6.38
Total Proved	15,830.2	13,979.2	12.32	10.03	9.68	9.19	8.48
Total Probable	2,196.0	1,921.2	13.89	9.19	8.54	7.69	6.53
Total Proved & Probable	18,026.2	15,900.5	12.51	9.93	9.54	9.01	8.24

(1) Before royalty deductions.
(2) After royalty deductions.
(3) Barrels of Oil Equivalent based on 6.0:1 for Natural Gas, 1.00:1 for Condensate and C5+, 1.00:1 for Ethane, 1.00:1 for Propane, 1.00:1 for Butanes, 1.00:1 for NGL Mix, 1.00:1 for Sulphur. PWV/BOE based on Gross BOE reserves.
(4) No allowance was made for the degree of risk associated with any of the reserve categories.
(5) Before allowance for Alberta Royalty Tax Credit
(6) Costs associated with extraction of natural gas products have in most cases been deducted from the natural gas revenues.

McDaniel & Associates Consultants Ltd.

May 1, 2003 Constant Product Price Schedule

Crude Oil Prices	
West Texas Intermediate ($U.S./bbl)	28.14
Edmonton Light Crude ($Cdn./bbl)	41.59
Bow River Medium Crude ($Cdn./bbl)	29.69
Hardisty Heavy ($Cdn./bbl)	24.15
Cromer Medium Crude ($Cdn./bbl)	33.57
Natural Gas (@ Field Gate $Cdn./MMbtu)	
Alberta Average	6.35
Transcanada Gas Services Ltd.	5.80
Pan Alberta Gas Ltd.	4.13
Progas	6.20
Spot Sales	6.63
Saskatchewan Average	6.49
CanWest Plant Gate (British Columbia)	5.53
Natural Gas Liquids (Edmonton Reference Price $Cdn./bbl)	
Propane	25.90
Field Butane	28.30
NGL Mix	30.32
Natural Gasolines & Condensate	43.83
Sulphur (Alberta Average @ Plant Gate $Cdn./LT)	0.00

C030501

HARVEST OPERATIONS CORP.

Evaluation of Oil & Gas Reserves
Mechanical Update

Based on May 1, 2003
Constant Price Assumptions

As of January 1, 2003

Evaluation Methodology

INTRODUCTION

Estimates of the crude oil, natural gas and natural gas products reserves and the associated present worth values before income taxes attributable to the Canadian properties of the Company have been presented in this report as of January 1, 2003. Reserve estimates were prepared for approximately 105 individual properties in which the Company was indicated to have an interest in Western Canada based on detailed studies of the reservoir and performance characteristics as well as historical revenues and costs. The basic information employed in the preparation of this report was obtained from the Company's files, published sources and from our own files.

This report is a consolidation of four evaluations previously prepared in late 2002 and early 2003 for four separate groups of interests owned by the Company. Two of the earlier evaluations were prepared as of January 1, 2003 and two as of November 1, 2002. The November 1, 2002 evaluations were mechanically updated to January 1, 2003 and all four were combined for this report and the revenues re-calculated using the prices in effect at May 1, 2003 with no inflation of operating or capital costs.

The effective date of this report is January 1, 2003. The reserve estimates presented herein were based on the operating and economic conditions and development status as of that date except for changes planned for the immediate future or in the process of implementation. The assumptions and methodology employed in the preparation of this report conform with generally accepted petroleum engineering and evaluation principles and are consistent with those used in our previous evaluations of the Company. A brief review of the methodology employed in arriving at the reserves and present worth value estimates is presented in this section.

RESERVE ESTIMATES

Crude Oil

The crude oil reserve estimates presented in this report were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. The oil-in-place estimates were based on individual well pore volume interpretations, geological studies of pool configurations as well as unitization studies and published estimates. In those cases where indicative oil production decline and/or increasing gas-oil and water-oil ratio trends were evident, the remaining reserves were determined by extrapolating these trends to economic limiting conditions. Where definitive production information was not yet available, the reserve estimates were based on analogy with similar wells or reservoirs or on theoretical studies of recovery efficiencies. The cumulative production figures were taken from published sources or from records of the Company and estimated for those recent periods where such data were not available.

Natural Gas and Products

The natural gas reserve estimates were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the gas-in-place were based on individual well pore volume interpretations, geological studies of the pools and areas and on unitization studies and published estimates. Material balance estimates of the gas-in-place were employed where such information was available. The reserves recoverable from the currently producing properties were estimated from studies of performance characteristics and/or reservoir pressure histories. In cases of competitive drainage in multi-well pools the reserves were based on an analysis of the relevant factors relating to the future pool depletion by existing and possible future wells. The recovery factors for the non-producing properties were estimated from a consideration of test rates, reservoir pressures and by analogy with similar wells or reservoirs.

The natural gas products reserve estimates for the producing properties were predicated on a study of historical and anticipated future recoveries of these products from the natural gas reserves. The natural gas products recoveries from the non-producing natural gas reserves were estimated from gas analyses, well test information and from analogy with similar reservoirs. Natural gas products reserves were only assigned to non-producing properties in those cases where, in all likelihood the gas production would be processed through existing facilities capable of extracting these products or where such a facility will be available in the near future.

RESERVE CLASSIFICATION

The crude oil, natural gas and natural gas products reserves of the Company were classified into proved and probable additional categories. The proved reserves were considered to be those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Probable reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future. A more detailed description of the factors considered in making these reserve assignments is presented in the "Reserve Definitions" at the end of this section.

The proved reserves have been further subdivided into proved producing, proved non-producing and proved undeveloped categories. Reserves were considered to be producing if these reserves are currently being produced or if definitive steps are being taken to begin production of these reserves in the immediate future. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area. Non-producing reserves recoverable from existing wells that require relatively minor capital expenditures to produce were classified as proved non-producing. Reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure is required were classified as proved undeveloped.

In all cases the crude oil and natural gas liquids reserves were expressed in barrels being equal to 34.972 Imperial gallons. The natural gas reserves were presented in thousands of standard cubic feet (MCF) and calculated at a base pressure of 14.65 psia and a base temperature of 60 degrees Fahrenheit.

Company Share of Reserves

The Company's net share of reserves was obtained by employing the Company's indicated gross working and royalty interests in the various properties in question less all royalties owned by others. In estimating net reserves the applicable Crown royalties were based on the regulations in effect as of January 1, 2003.

PRESENT WORTH VALUE ESTIMATES

The present worth values of the crude oil, natural gas and natural gas products reserves were obtained by employing future production and revenue analyses. The future crude oil production was in each instance predicated on a forecast of allowable rates and/or anticipated performance characteristics of the individual wells and reservoirs in question. The future natural gas production was predicated on the provisions of the natural gas purchase contracts where such contracts were available with consideration to the historical producing rates and the estimated deliverability. In those areas where shut-in natural gas reserves exist commencement of production was based on the proximity to a pipeline connection and the relevant factors relating to the future marketing of the reserves. The future production of gas-cap reserves was assumed to occur near the end of the oil producing life. Solution gas production was based on the forecast of the oil producing rates and producing gas-oil ratios. The natural gas products production forecasts were based on the anticipated recoveries of these products from the produced natural gas.

The Company's gross share of future crude oil revenue was derived by employing the Company's gross share of production and the indicated Edmonton light crude oil price less the historical quality and transportation price differential for each respective field. The indicated natural gas prices with an adjustment for the heating value of the gas were employed to calculate the gross share of future natural gas revenues. The indicated Edmonton natural gas products prices with adjustments to reflect historical price differentials realized by the Company in each respective property were employed to calculate the gross share of natural gas products revenues. Royalties and mineral taxes payable to the Crown were estimated based on the methods in effect as of January 1, 2003. Freehold and overriding royalties payable to others were estimated based on the indicated applicable rates. In those cases where a proportionate share of the natural gas gathering and processing charges were indicated to be payable by the Crown or royalties owned by others, these charges have been deducted in determining the net royalties payable. None of the properties are eligible for the Alberta Royalty Tax Credit.

In all cases, estimates of the applicable capital expenditures and operating costs with no allowance for inflation were deducted in arriving at the Company's share of future net revenues. No allowances were made for future well or facilities abandonment costs. The present worth values were then obtained by employing 10, 12, 15 and 20 percent nominal annual discount rates compounded annually.

The estimated present worth values of the proved plus probable additional reserves were obtained by employing future production and revenue analyses on a total proved plus probable reserve basis. All additional costs required to recover the probable additional reserves were included in the revenue forecasts. It should be pointed out that no allowance was made for any risk associated with the probable reserves in this report other than in the present worth value summary in the covering letter.

Summaries of the Company's share of remaining reserves together with forecast future revenues, royalties, taxes, operating and capital costs, cash flow and present worth values are presented in detailed tabulations in Appendices 1 to 8.

RESERVE DEFINITIONS

Crude Oil

A mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

Synthetic Oil

Oil derived from the upgrading of crude bitumen or by chemical modification of coal or other materials and which is largely interchangeable with conventional crude oil as a refinery feedstock.

Natural Gas

The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

Natural Gas Liquids

Those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

Sulphur

Elemental sulphur removed from the produced natural gas by processing through an extraction plant.

Remaining Reserves

Remaining reserves are those quantities of crude oil, natural gas, natural gas liquids and sulphur remaining after deducting those quantities produced up to the reference date of the study.

Gross Reserves

The total of the Company's working interests and/or royalty interests share of reserves before deducting royalties owned by others.

Net Reserves

The total of the Company's working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others.

Royalties

The term royalties, as used in this report, refers to royalties paid to others. The royalties deducted from the reserves are based on the royalty percentage calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling price the price forecasts for the individual properties in question has been employed.

Proved Reserves

Those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Comments:

1. Where reserves are clearly known to exist in a reservoir and would be physically recoverable but cannot be termed "proved reserves" because they are not commercially recoverable due to their remote location (i.e. frontier reserves), these reserves are itemized separately in the report and their special circumstances fully explained.
2. Zones which have not been completed but which are interpreted to be productive from well logs (or core analyses) and which have conclusive drill stem tests or other production tests indicating economic producing rates are considered to be proved providing there is a high degree of certainty that these reserves will be produced.
3. Zones interpreted to be productive from well logs (or core analyses) either completed or behind pipe but which have not been tested or have inconclusive tests are considered proved only if offsetting wells indicate favorable tests or productive characteristics from this zone and there is a high degree of certainty that these reserves will be produced because of favorable reservoir characteristics.
4. The proved recovery efficiencies for presently shut-in reserves are estimated from theoretical considerations or by analogy to the nearest similar zone or area. In all cases the productive capacities of the individual wells or reservoirs in question are taken into account.
5. The proved natural gas reserves may be based on the assumption that additional compressor horsepower will be installed to achieve lower abandonment pressures providing there is a high degree of certainty that such action will be taken.
6. An allowance for increased recoveries in enhanced recovery (water-flood, solvent-flood, etc.) projects is made only on the basis of demonstrated more favorable performance from the project in question or from similar projects in like reservoirs. Increased proved recoveries may be assigned prior to the installation of the facilities if in our opinion there is a high degree of certainty that such facilities will be installed in the future. A gradual transfer of reserves from a probable additional to a proved category is usually made in such projects as

more performance history is obtained. The assignment of higher recovery factors to these projects by regulatory authorities does not necessarily provide a basis for increased proved recoveries since such assignments must often be made prior to obtaining indicative performance history in order to provide sufficient incentives to institute such schemes.

7. Natural gas liquids and sulphur reserves are based on the recoveries of these products from the proved natural gas reserves and are dependent on current plant efficiencies. In the case of shut-in wells the reserves are based on analyses of the raw natural gas and anticipated extraction efficiencies.

Proved Producing Reserves

Those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Proved Non-Producing Reserves

Those non-producing proved reserves recoverable from existing wells that require relatively minor capital expenditures to produce.

Proved Undeveloped Reserves

Those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

Probable Additional Reserves

Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Comments:

1. The probable additional natural gas reserves are based on the potential productive areas of the natural gas reservoirs in question which could not be deemed proved at this time as well as those solution gas reserves commercially recoverable from the probable additional crude oil reserves.
2. The probable additional reserves of natural gas liquids and sulphur were considered to be those reserves recoverable from the probable additional natural gas reserves.
3. Portions of the zones which have questionable potential based on well log interpretations (or core analyses) and which have not been indicated productive by conclusive tests are considered to be probable additional.

Harvest - Consolidated - Mechanical Update

Forecast of Production and Revenue - Company Share
May 1, 2003 Constant Prices as of January 1,2003

Total Proved Reserves

Total Of All Areas

		Crude Oil			Natural Gas			Natural Gas Liquids			Total	
Year	No.Of Wells	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Annual Volume mmcf	Sales Price $/mcf	Sales Revenue M$	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Other Revenues M$	Gross Revenue M$
2003	624.5	3846.0	27.44	105528.0	387.1	5.56	2152.3	19.4	30.63	594.8	60.0	108335.2
2004	603.4	3395.6	26.42	89699.9	393.6	6.35	2499.5	17.7	32.11	568.7	54.0	92822.1
2005	547.5	2655.2	26.59	70601.2	357.3	6.35	2269.1	14.3	32.07	457.9	48.0	73376.2
2006	524.2	2126.7	26.74	56861.9	268.0	6.35	1701.9	11.3	32.05	363.1	43.0	58970.0
2007	470.9	1637.4	26.94	44109.3	200.4	6.35	1272.6	8.9	31.79	281.6	39.0	45702.6
2008	340.4	1073.4	27.29	29292.2	121.6	6.35	772.5	4.7	31.72	148.1	35.0	30247.9
2009	174.7	471.9	28.19	13303.0	54.1	6.35	343.5	0.4	34.00	15.3	32.0	13693.8
2010	58.2	139.7	28.36	3962.5	17.5	6.35	110.8	0.2	31.32	5.9		4079.4
2011	29.1	76.2	28.66	2182.3	7.1	6.35	44.9					2227.3
2012	10.0	23.7	28.71	680.2	6.7	6.35	42.6					722.7
2013	1.0	0.5	29.91	15.9	6.3	6.36	40.4					56.2
2014	0.7				6.0	6.35	38.3					38.3
2015	0.7				5.7	6.35	36.3					36.3
2016	0.7				5.4	6.35	34.5					34.5
2017	0.6				2.1	6.35	13.1					13.1
TOTAL		**15446.3**	**26.95**	**416236.3**	**1838.8**	**6.18**	**11372.2**	**76.9**	**31.67**	**2435.6**	**311.0**	**430355.6**

	Crown Royalties			Freehold Royalties			Overriding Royalties				Total	Total
Year	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Mineral Tax M$	Royalty & Taxes M$	Royalty & Taxes %
2003	3396.8	5.4	3391.4	8127.0	1.2	8125.8	1295.5	0.2	1295.3	1812.8	14625.4	13.51
2004	2411.4	27.9	2383.5	7521.2	1.2	7520.0	1154.4	0.2	1154.3	1563.9	12621.7	13.61
2005	1802.6	35.9	1766.6	6068.6	1.1	6067.5	944.5	0.1	944.3	1033.0	9811.6	13.38
2006	1330.4	21.8	1308.7	4582.4	1.0	4581.3	792.2	0.1	792.1	647.1	7329.1	12.44
2007	926.4	13.4	913.0	3403.8	1.0	3402.8	635.7	0.1	635.7	408.1	5359.6	11.74
2008	659.3	4.9	654.5	1893.9	0.9	1892.9	473.8	0.1	473.7	207.0	3228.2	10.68
2009	401.9	0.2	401.7	337.3	0.9	336.4	348.6	0.1	348.6	43.4	1130.0	8.27
2010	109.5	0.0	109.5	57.9	0.8	57.1	52.5	0.0	52.5	12.0	231.1	5.66
2011	80.8	0.0	80.8	20.1	0.8	19.3	0.2	0.0	0.2	0.7	101.1	4.54
2012	23.3	0.0	23.3	18.5	0.8	17.8	0.2	0.0	0.2	0.6	41.9	5.79
2013	0.1	0.0	0.1	11.6	0.7	10.9	0.2	0.0	0.2	0.5	11.7	20.74
2014	0.1	0.0	0.1	7.6	0.7	7.0	0.2	0.0	0.2	0.4	7.6	19.87
2015	0.1	0.0	0.1	7.2	0.6	6.6	0.2	0.0	0.2	0.4	7.2	19.85
2016	0.1		0.1	6.9	0.6	6.3	0.2	0.0	0.2	0.3	6.8	19.80
2017	0.0		0.0	2.6	0.2	2.4	0.1	0.0	0.1	0.1	2.6	19.72
TOTAL	**11142.8**	**109.6**	**11033.2**	**32066.7**	**12.6**	**32054.1**	**5698.5**	**0.8**	**5697.6**	**5730.4**	**54515.5**	**12.68**

			Capital Costs			Net Revenues After Costs		
Year	Operating Costs M$	Net Op. Income M$	Drilling & Compl M$	Equip & Facility M$	Total Capital M$	Annual M$	Cum M$	PWV @10.0% M$
2003	31618.2	62091.6	7996.8		7996.8	54094.8	54094.8	51577.2
2004	30469.0	49731.5	2255.0	225.0	2480.0	47251.5	101346.3	40956.7
2005	27371.7	36192.9	5.0		5.0	36187.9	137534.2	28515.4
2006	26187.9	25453.0				25452.9	162987.1	18233.1
2007	23305.5	17037.6				17037.6	180024.7	11095.3
2008	17163.1	9856.6				9856.6	189881.3	5835.3
2009	9145.0	3418.7				3418.7	193300.0	1839.9
2010	2824.2	1024.0				1024.0	194324.0	501.0
2011	1639.3	486.8				486.8	194810.8	216.5
2012	557.6	123.3				123.3	194934.1	49.8
2013	27.3	17.3				17.3	194951.3	6.3
2014	15.9	14.8				14.8	194966.1	4.9
2015	15.7	13.4				13.4	194979.5	4.1
2016	15.6	12.1				12.1	194991.5	3.3
2017	6.2	4.3				4.3	194995.9	1.1
TOTAL	**170362.1**	**205477.7**	**10256.8**	**225.0**	**10481.8**	**194995.9**		**158840.1**

	Remaining Reserves		Remaining Present Worth Value - M$			
Product	Gross	Net	@10.0%	@12.0%	@15.0%	@20.0%
Crude Oil (mbbl)	15446.5	13673.3	151038.0	145713.9	138427.3	127862.0
Natural Gas (mmcf)	1839.0	1465.5	6293.2	6025.1	5662.1	5144.0
Natural Gas Liquids (mbbl)	77.2	61.6	1509.0	1452.2	1374.6	1262.3
Total			**158840.2**	**153191.2**	**145463.9**	**134268.3**

Harvest - Consolidated - Mechanical Update

Table 1

Forecast of Production and Revenue - Company Share
May 1, 2003 Constant Prices as of January 1,2003

Total Probable Reserves - Unrisked

Total Of All Areas

Year	No.Of Wells	Crude Oil Annual Volume mbbl	Crude Oil Sales Price $/bbl	Crude Oil Sales Revenue M$	Natural Gas Annual Volume mmcf	Natural Gas Sales Price $/mcf	Natural Gas Sales Revenue M$	Natural Gas Liquids Annual Volume mbbl	Natural Gas Liquids Sales Price $/bbl	Natural Gas Liquids Sales Revenue M$	Gross Revenue M$
2003	2.9	60.5	26.93	1630.1	7.0	5.54	39.0	0.3	31.91	10.9	1679.9
2004	14.0	152.6	25.71	3922.5	24.6	6.35	156.4	0.9	31.99	29.1	4108.1
2005	10.3	192.2	25.81	4960.7	33.1	6.35	210.4	1.2	32.86	39.4	5210.5
2006	12.0	204.7	25.78	5278.3	38.2	6.35	242.4	1.3	32.38	42.4	5563.0
2007	28.6	267.0	25.64	6846.2	41.9	6.35	266.2	1.6	32.91	52.0	7164.5
2008	102.0	407.7	26.43	10774.9	69.5	6.35	441.1	3.4	31.86	108.3	11324.4
2009	161.2	542.2	26.39	14308.3	72.0	6.35	457.0	3.8	31.64	121.8	14887.2
2010	66.5	216.7	26.69	5784.9	9.7	6.35	61.6	0.7	33.01	22.1	5868.6
2011	27.9	48.1	28.97	1393.0	7.1	6.35	44.8	0.3	29.62	7.7	1445.5
2012	15.5	34.5	28.74	991.6	3.5	6.35	22.2	0.1	29.43	2.1	1015.9
2013	0.4	1.2	29.97	35.7	1.9	6.34	11.7	0.0	22.00	0.2	47.6
2014	0.8	1.6	29.94	47.3							47.3
2015	0.8	1.5	29.95	43.4							43.4
2016	0.8	0.5	29.66	13.9							13.9
TOTAL		**2130.9**	**26.30**	**56030.9**	**308.4**	**6.33**	**1952.8**	**13.6**	**32.06**	**436.0**	**58419.8**

Year	Crown Royalties Unadj. Royalty M$	Crown Royalties Royalty Adj. M$	Crown Royalties Adj. Royalty M$	Freehold Royalties Unadj. Royalty M$	Freehold Royalties Royalty Adj. M$	Freehold Royalties Adj. Royalty M$	Overriding Royalties Unadj. Royalty M$	Overriding Royalties Royalty Adj. M$	Overriding Royalties Adj. Royalty M$	Mineral Tax M$	Total Royalty & Taxes M$	Total Royalty & Taxes %
2003	70.6	0.1	70.6	146.6		146.6	11.3	-0.0	11.3	50.9	279.4	16.63
2004	113.3	-1.4	114.7	368.7	0.0	368.7	30.1		30.1	130.2	643.7	15.67
2005	127.3	1.1	126.3	560.4	-0.0	560.4	49.8		49.8	169.2	905.7	17.38
2006	140.9	3.5	137.5	572.6		572.6	51.1	0.0	51.1	159.0	920.0	16.54
2007	168.2	3.7	164.5	711.7		711.7	75.9	-0.0	75.9	152.5	1104.6	15.42
2008	165.1	7.0	158.1	1073.0		1073.0	112.1		112.1	164.2	1507.3	13.31
2009	172.5	7.6	164.9	1478.1		1478.1	111.0		111.0	170.1	1924.2	12.92
2010	63.1		63.1	480.2		480.2	123.6		123.6	59.7	726.6	12.38
2011	3.8		3.8	45.6		45.6	11.0		11.0	7.7	68.1	4.71
2012	24.7		24.7	10.2		10.2	1.0	0.0	1.0	1.8	37.8	3.72
2013				8.0		8.0				0.2	8.2	17.26
2014				10.6		10.6				0.2	10.9	22.95
2015				9.8		9.8				0.2	9.9	22.91
2016				3.1		3.1				0.1	3.2	22.88
TOTAL	**1049.6**	**21.5**	**1028.1**	**5478.7**		**5478.7**	**576.9**		**576.9**	**1066.0**	**8149.6**	**13.95**

Year	Operating Costs M$	Net Op. Income M$	Net Revenues After Costs Annual M$	Net Revenues After Costs Cum M$	Net Revenues After Costs PWV @10.0% M$
2003	133.5	1267.0	1267.0	1267.0	1208.1
2004	466.7	2997.7	2997.7	4264.7	2598.4
2005	412.3	3892.5	3892.5	8157.2	3067.2
2006	541.4	4101.6	4101.6	12258.8	2938.1
2007	1766.9	4292.9	4292.9	16551.7	2795.6
2008	4638.5	5178.6	5178.6	21730.3	3065.8
2009	7300.2	5662.9	5662.9	27393.2	3047.8
2010	2837.8	2304.2	2304.2	29697.4	1127.4
2011	871.3	506.2	506.2	30203.6	225.1
2012	724.3	253.8	253.8	30457.4	102.6
2013	15.8	23.6	23.6	30481.1	8.7
2014	27.0	9.4	9.4	30490.5	3.2
2015	27.0	6.5	6.5	30497.0	2.0
2016	9.0	1.8	1.8	30498.7	0.5
TOTAL	**19771.5**	**30498.7**	**30498.7**		**20190.5**

Product	Remaining Reserves Gross	Remaining Reserves Net	Remaining Present Worth Value - M$ @10.0%	@12.0%	@15.0%	@20.0%
Crude Oil (mbbl)	2130.9	1868.9	19054.2	17711.0	15950.3	13560.5
Natural Gas (mmcf)	308.4	248.4	923.9	852.1	758.5	632.7
Natural Gas Liquids (mbbl)	13.6	11.0	212.6	195.6	173.6	144.1
Total			**20190.6**	**18758.7**	**16882.5**	**14337.3**

HARVEST OPERATIONS CORP.

Evaluation of Oil & Gas Reserves
Mechanical Update

Based on McDaniel May 1, 2003
Escalating Price Assumptions

As of January 1, 2003

Prepared For:

Harvest Operations Corp.
1900, 330 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

Prepared By:

McDaniel & Associates Consultants Ltd.
2200, 255 - 5th Avenue S.W.
Calgary, Alberta
T2P 3G6

August 2003

04 MAR -9 AM 7:21

McDaniel
& ASSOCIATES CONSULTANTS LTD.
Oil & Gas Reservoir Evaluations

August 5, 2003

Harvest Operations Corp.
1900, 330 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

Attention: Mr. Darcy Erickson, Manager, Exploitation Engineering

Reference: **Harvest Operations Corp.**
Evaluation of Oil & Gas Reserves
Mechanical Update
Based on McDaniel May 1, 2003
Escalating Price Assumptions

Dear Sir:

Pursuant to your request we have prepared an evaluation of the crude oil, natural gas and natural gas products reserves and the present worth values of these reserves for the petroleum and natural gas interests of Harvest Operations Corp., hereinafter referred to as the "Company", as of January 1, 2003.

This report is a consolidation of four evaluations previously prepared in late 2002 and early 2003 for four separate groups of interests owned by the Company. Two of the earlier evaluations were prepared as of January 1, 2003 and two as of November 1, 2002. The November 1, 2002 evaluations were mechanically updated to January 1, 2003 and all four were combined for this report and the revenues re-calculated using the McDaniel & Associates May 1, 2003 escalating price forecasts. All of the future net revenues and present worth values presented in this report were presented in Canadian dollars and before income tax.

The properties evaluated in this report were indicated to include essentially all of the Company's conventional petroleum and natural gas interests in Canada. The Company's principal crude oil properties are located in the Hayter and Killarney areas in the province of Alberta. The principal natural gas properties are located in the West Provost and Thompson Lake areas in the province of Alberta.

Suite 2200, Bow Valley Square 3, 255 - 5th Avenue S.W., Calgary, Alberta T2P 3G6
Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com

The Company's share of proved remaining and probable additional crude oil, natural gas and natural gas products reserves as of January 1, 2003 and the respective present worth values assigned to these reserves based on "Escalating Price" assumptions were estimated to be as follows:

ESTIMATED COMPANY SHARE OF REMAINING RESERVES
AS OF JANUARY 1, 2003
MMCF, MBBL

	Proved Producing	Proved Non-Producing	Proved Undeveloped	Total Proved	Probable Additional	Total
Crude Oil						
Gross (1)	13,258	346	1,812	15,416	2,139	17,555
Net (2)	11,859	323	1,494	13,676	1,880	15,556
Natural Gas						
Gross (1)	1,406	336	95	1,837	310	2,147
Net (2)	1,126	259	78	1,464	250	1,713
Natural Gas Liquids						
Gross (1)	65	-	12	77	14	91
Net (2)	52	-	10	62	11	73

ESTIMATED COMPANY SHARE OF PRESENT WORTH VALUES BEFORE INCOME TAX
AS OF JANUARY 1, 2003
$1000 (3) (4) (5) (6)

			Discounted At		
	0%	10%	12%	15%	20%
Proved Developed Producing Reserves	145,433	124,059	120,619	115,863	108,858
Proved Developed Non-Producing Reserves	5,517	4,238	4,042	3,774	3,390
Proved Undeveloped Reserves	18,795	13,720	12,932	11,857	10,310
Total Proved Reserves	169,744	142,018	137,593	131,494	122,558
Probable Additional Reserves-Unrisked	24,968	16,969	15,843	14,360	12,333
Total Proved & Probable Reserves-Unrisked	**194,712**	**158,987**	**153,436**	**145,854**	**134,891**
Probable Additional Reserves-Risked (7)	12,484	8,485	7,922	7,180	6,167
Total Proved & Probable Reserves-Risked (7)	**182,228**	**150,503**	**145,515**	**138,674**	**128,725**

(1) Gross reserves are defined as the aggregate of the Company's working interest and royalty interest reserves before deductions of royalties payable to others.
(2) Net reserves are gross reserves less all royalties payable to others.
(3) Financial matters such as prepayments, take or pay payments, general obligations, etc. were not included.
(4) Based on "*Escalating Price*" assumptions at May 1, 2003 (see Price Schedules).
(5) None of the properties are eligible for the Alberta Royalty Tax Credit.
(6) The present worth values may not necessarily be the fair market value of the reserves.
(7) Includes a 50 percent reduction in the probable present worth values to account for the risk associated with the probable additional reserves.

The Company's share of remaining reserves and present worth values are presented on a total Company basis in the summary section of this report. The location of the Company's properties and a graphical summary of the forecast production, net income and reserve distributions are also presented in this section. Tables summarizing the reserves, production and revenues for the various reserve classes are presented in Appendices 1 to 7. A summary of the Company's interests and encumbrances in each property is presented in Appendix 8. Discussions of the assumptions and methodology employed to prepare the reserve estimates and revenue forecasts are also contained in the "Evaluation Methodology" section.

The extent and character of all factual information supplied by the Company including ownership, well data, production, prices, revenues, operating costs, contracts, and other relevant data were relied upon by us in preparing this report and has been accepted as represented without independent verification. In view of the generality of the assignment the opinions expressed are not intended to provide a stand alone analysis of any specific property but to relate to an overall evaluation of the reserves of the Company.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Harvest Operations Corp. and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Harvest Operations Corp. without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

B. H. Emslie, P. Eng.

F. Schorning, P. Geol.

BHE/FS:po
[03-380]

PERMIT TO PRACTICE
McDANIEL & ASSOCIATES CONSULTANTS LTD.

Signature ______________________

Date Tuesday, August 5, 2003

PERMIT NUMBER: P 3145

The Association of Professional Engineers, Geologists and Geophysicists of Alberta

CERTIFICATE OF QUALIFICATION

I, Bryan Howard Emslie, Petroleum Engineer of 2200, 255 - 5th Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Senior Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of Harvest Operations Corp., the report entitled "Harvest Operations Corp., Evaluation of Oil & Gas Reserves, Mechanical Update, Based on McDaniel May 1, 2003 Escalating Price Assumptions, As of January 1, 2003", dated August 5, 2003; and that I was involved in the preparation of this report.

2. That I attended the University of Alberta in the years 1973 to 1980 and that I graduated with Bachelor of Science Degree in Mechanical Engineering, that I am a registered Professional Engineer of the Association of Professional Engineers, Geologists & Geophysicists of Alberta and that I have in excess of twenty years experience in oil and gas reservoir studies and evaluations.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of Harvest Operations Corp., any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

B. H. Emslie, P. Eng.

Calgary, Alberta
Dated: August 5, 2003

CERTIFICATE OF QUALIFICATION

I, Fred Schorning, Petroleum Geologist of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of Harvest Operations Corp., the report entitled "Harvest Operations Corp., Evaluation of Oil & Gas Reserves, Mechanical Update, Based on McDaniel May 1, 2003 Escalating Price Assumptions, As of January 1, 2003", dated August 5, 2003, and that I was involved in the preparation of this report.

2. That I attended McMaster University in the years 1960 to 1964, graduating with a Bachelor of Arts degree in Geology, that I am a registered Professional Geologist of the Association of Professional Engineers, Geologists & Geophysicists of Alberta and that I have in excess of thirty years experience in oil and gas reservoir studies.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of Harvest Operations Corp., any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

____

F. Schorning, P. Geol.

Calgary, Alberta
Dated: August 5, 2003

Harvest - Consolidated - Mechanical Update

Total Company Reserves and Present Worth Values
McDaniel May 1, 2003 Esc. Prices as of January 1, 2003
Proved & Probable Reserves - Unrisked

Total Of All Areas

	Company Share of Remaining Reserves (mbbl,mmcf,mlt)		Company Share of Present Worth Values Before Income Tax (4)(5)(6) (M$)				
	Gross (1)	Net (2)	@0.0%	@10.0%	@12.0%	@15.0%	@20.0%
Proved Producing Reserves							
Crude Oil	13,257.6	11,859.1	138,285.2	118,193.3	114,951.9	110,465.7	103,850.1
Natural Gas	1,406.3	1,126.1	5,743.6	4,711.6	4,552.8	4,336.4	4,024.7
Natural Gas Liquids	65.3	51.8	1,403.7	1,154.1	1,114.8	1,061.1	983.1
Total			**145,432.5**	**124,059.0**	**120,619.4**	**115,863.3**	**108,857.9**
Proved Non-Producing Reserves							
Crude Oil	346.3	323.3	4,581.9	3,538.8	3,378.5	3,160.5	2,847.8
Natural Gas	335.7	259.3	934.7	699.4	662.9	613.3	542.1
Natural Gas Liquids	0.0	0.0	0.3	0.2	0.2	0.2	0.2
Total			**5,516.9**	**4,238.4**	**4,041.6**	**3,774.0**	**3,390.0**
Proved Undeveloped Reserves							
Crude Oil	1,812.0	1,493.7	18,152.2	13,206.5	12,438.1	11,391.1	9,884.9
Natural Gas	95.1	78.4	389.8	312.8	300.6	283.9	259.7
Natural Gas Liquids	11.8	9.7	253.1	201.1	193.0	181.8	165.6
Total			**18,795.1**	**13,720.4**	**12,931.8**	**11,856.8**	**10,310.2**
Total Proved Reserves							
Crude Oil	15,415.8	13,676.1	161,019.3	134,938.6	130,768.5	125,017.3	116,582.8
Natural Gas	1,837.1	1,463.8	7,068.0	5,723.7	5,516.3	5,233.7	4,826.5
Natural Gas Liquids	77.1	61.5	1,657.1	1,355.4	1,308.1	1,243.1	1,148.8
Total			**169,744.4**	**142,017.8**	**137,592.8**	**131,494.1**	**122,558.1**
Total Probable Reserves							
Crude Oil	2,139.4	1,880.2	23,588.5	16,080.7	15,021.9	13,626.6	11,717.3
Natural Gas	309.6	249.5	1,098.9	710.5	657.2	587.8	494.3
Natural Gas Liquids	13.7	11.0	280.5	177.7	163.7	145.4	121.0
Total			**24,967.9**	**16,968.9**	**15,842.8**	**14,359.8**	**12,332.6**
Total Proved & Probable Reserves							
Crude Oil	17,555.2	15,556.3	184,607.8	151,019.3	145,790.3	138,643.9	128,300.0
Natural Gas	2,146.7	1,713.3	8,167.0	6,434.2	6,173.5	5,821.5	5,320.9
Natural Gas Liquids	90.8	72.5	1,937.6	1,533.2	1,471.8	1,388.6	1,269.8
Total			**194,712.4**	**158,986.7**	**153,435.6**	**145,854.0**	**134,890.7**
BOE Reserves & PWV/BOE (3)							
Proved Producing	13,557.2	12,098.5	10.73	9.15	8.90	8.55	8.03
Proved Non-Producing	402.3	366.5	13.71	10.54	10.05	9.38	8.43
Proved Undeveloped	1,839.6	1,516.4	10.22	7.46	7.03	6.45	5.60
Total Proved	15,799.1	13,981.5	10.74	8.99	8.71	8.32	7.76
Total Probable	2,204.7	1,932.8	11.33	7.70	7.19	6.51	5.59
Total Proved & Probable	18,003.8	15,914.4	10.82	8.83	8.52	8.10	7.49

(1) Before royalty deductions.
(2) After royalty deductions.
(3) Barrels of Oil Equivalent based on 6.0:1 for Natural Gas, 1.00:1 for Condensate and C5+, 1.00:1 for Ethane, 1.00:1 for Propane, 1.00:1 for Butanes, 1.00:1 for NGL Mix, 1.00:1 for Sulphur. PWV/BOE based on Gross BOE reserves.
(4) No allowance was made for the degree of risk associated with any of the reserve categories.
(5) Before allowance for Alberta Royalty Tax Credit
(6) Costs associated with extraction of natural gas products have in most cases been deducted from the natural gas revenues.

Table 1

McDaniel & Associates Consultants Ltd.

Summary of Price Forecasts

May 1, 2003

Year	WTI Crude Oil $US/BBL (1)	Brent Crude Oil $US/BBL (2)	Edmonton Light Crude Oil $C/BBL (3)	Bow River Medium Crude Oil $C/BBL (4)	Heavy Crude Oil $C/BBL (5)	Alberta Average Natural Gas $C/Mmbtu (6)	Edmonton Cond. & Natural Gasolines $/Bbl	Edmonton Propane $/Bbl	Edmonton Butanes $/Bbl	Edmonton NGL Mix $/Bbl (7)	Inflation %	US/CAN Exchange Rate $US/$CAN
History												
1986	15.00		20.50	15.11	na	2.35	20.10	13.96	17.30	16.40	4.2	0.719
1987	19.30		24.30	20.79	na	1.64	23.80	9.98	16.80	15.10	4.4	0.755
1988	16.00		18.70	14.41	na	1.44	18.30	8.19	12.95	11.90	4.0	0.812
1989	19.60		22.20	18.09	na	1.47	21.80	8.14	10.35	11.60	5.0	0.844
1990	24.50		27.60	21.06	16.00	1.45	27.00	13.67	16.21	17.20	4.8	0.857
1991	21.40		23.40	15.07	9.05	1.18	22.90	11.91	15.25	15.30	5.6	0.873
1992	20.55		23.50	17.52	12.95	1.22	23.00	10.55	14.05	14.30	1.5	0.828
1993	18.60		21.90	16.70	13.30	1.89	21.50	14.10	13.55	15.40	1.8	0.775
1994	17.20		22.20	18.43	15.00	1.83	21.75	12.50	13.45	14.70	0.2	0.732
1995	18.45		24.25	20.80	17.25	1.18	23.76	13.90	13.80	15.80	2.2	0.729
1996	22.10		29.35	25.11	20.05	1.50	28.75	22.20	17.15	21.70	1.6	0.733
1997	20.55	19.09	27.80	21.22	14.40	1.85	31.10	18.60	19.05	21.30	1.6	0.722
1998	14.40	12.77	20.35	14.60	9.40	1.90	21.85	10.95	11.90	13.50	1.0	0.687
1999	19.25	17.86	27.60	23.35	19.65	2.60	27.60	15.45	17.73	18.70	1.7	0.673
2000	30.31	28.40	44.72	34.35	27.80	5.20	46.25	31.55	35.00	35.70	2.7	0.674
2001	25.97	24.42	39.60	25.07	18.05	5.25	42.42	29.15	28.45	31.60	2.0	0.646
2002	26.10	24.95	39.95	31.65	27.60	3.89	40.65	19.85	26.10	26.20	2.0	0.637
2003 (4 mo est.)	32.70	30.20	48.65	37.50	32.42	8.00	49.50	33.35	39.97	38.89	2.0	0.670
Forecast												
2003 (8 mo.)	26.00	24.50	36.10	28.10	23.60	6.90	36.10	26.40	23.80	27.40	2.0	0.700
2004	25.00	23.47	35.20	28.57	23.47	5.65	35.20	24.70	23.20	26.30	2.0	0.690
2005	24.00	22.44	34.30	28.58	23.38	5.05	34.30	23.10	22.60	25.20	2.0	0.680
2006	23.00	21.41	32.80	26.96	21.66	4.80	32.80	22.00	21.60	24.00	2.0	0.680
2007	23.30	21.68	33.20	27.25	21.83	4.65	33.20	21.80	21.90	24.10	2.0	0.680
2008	23.80	22.14	33.90	27.83	22.31	4.70	33.90	22.20	22.40	24.60	2.0	0.680
2009	24.30	22.61	34.60	28.41	22.78	4.80	34.60	22.70	22.80	25.10	2.0	0.680
2010	24.80	23.08	35.30	28.98	23.24	4.90	35.30	23.10	23.30	25.60	2.0	0.680
2011	25.30	23.54	36.00	29.56	23.70	5.00	36.00	23.60	23.70	26.10	2.0	0.680
2012	25.80	24.01	36.70	30.13	24.15	5.10	36.70	24.10	24.20	26.70	2.0	0.680
2013	26.30	24.47	37.50	30.80	24.70	5.20	37.50	24.60	24.70	27.20	2.0	0.680
2014	26.80	24.93	38.20	31.36	25.14	5.30	38.20	25.00	25.20	27.70	2.0	0.680
2015	27.30	25.40	38.90	31.92	25.58	5.40	38.90	25.50	25.60	28.20	2.0	0.680
2016	27.80	25.86	39.60	32.49	26.02	5.50	39.60	25.90	26.10	28.70	2.0	0.680
2017	28.40	26.42	40.40	33.14	26.55	5.60	40.40	26.40	26.60	29.30	2.0	0.680
2018	29.00	26.98	41.30	33.90	27.17	5.70	41.30	27.00	27.20	29.90	2.0	0.680
2019	29.60	27.54	42.20	34.65	27.79	5.85	42.20	27.60	27.80	30.60	2.0	0.680
2020	30.20	28.10	43.00	35.30	28.30	5.95	43.00	28.10	28.40	31.20	2.0	0.680
2021	30.80	28.66	43.90	36.04	28.90	6.10	43.90	28.80	28.90	31.90	2.0	0.680
2022	31.40	29.21	44.70	36.69	29.40	6.20	44.70	29.30	29.50	32.50	2.0	0.680
Thereafter	31.40	29.21	44.70	36.69	29.40	6.20	44.70	29.30	29.50	32.50	0.0	0.680

(1) West Texas Intermediate at Cushing Oklahoma 40 degrees API/0.5% sulphur
(2) North Sea Brent Blend 37 degrees API/1.0% sulphur
(3) Edmonton Light Sweet 40 degrees API, 0.5% sulphur
(4) Bow River Medium 25 degrees API/2.1% sulphur at Hardisty Alberta
(5) Heavy crude oil 12 degrees API at Hardisty Alberta (after deduction of blending costs to reach pipeline quality)
(6) Average Alberta field price
(7) NGL Mix based on 45 percent propane, 35 percent butane and 20 percent natural gasolines.

G030501 - Effective May 1, 2003

Table 2

McDaniel & Associates Consultants Ltd.
Summary of Natural Gas Price Forecasts
May 1, 2003

Year	U.S. Henry Hub Gas Price $US/Mmbtu	AECO Spot Price $C/GJ	Alberta Average Plantgate $C/Mmbtu (1)	Aggregator Plantgate $C/Mmbtu	Alberta Spot Sales Plantgate $C/Mmbtu	Sask. Prov. Gas Plantgate $C/Mmbtu	Sask. Spot Sales Plantgate $C/Mmbtu	British Columbia CanWest Plantgate $C/Mmbtu	British Columbia CanWest Wellhead $C/Mcf	B.C. Spot Sales Plantgate $C/Mmbtu
History										
1986	1.75	-	2.35	2.59	-	2.51	-	-	-	-
1987	1.50	-	1.64	1.82	-	1.86	-	-	-	-
1988	1.85	-	1.44	1.66	1.21	1.86	-	-	-	-
1989	1.68	-	1.47	1.57	1.28	1.60	-	-	-	-
1990	1.67	-	1.45	1.64	1.20	1.67	-	-	-	-
1991	1.54	-	1.18	1.31	0.97	1.61	-	-	-	1.13
1992	1.79	-	1.22	1.30	1.04	1.51	-	1.47	1.11	1.10
1993	2.13	-	1.89	1.60	2.16	2.16	-	1.73	1.37	2.13
1994	1.92	1.88	1.83	1.81	1.86	1.92	-	1.81	1.45	1.87
1995	1.62	1.12	1.18	1.23	1.02	1.35	-	1.29	0.90	1.12
1996	2.50	1.39	1.54	1.63	1.34	1.52	-	1.51	1.14	1.47
1997	2.59	1.71	1.84	1.86	1.67	1.85	-	1.78	1.43	1.98
1998	2.06	1.96	1.90	1.88	1.84	2.05	-	1.94	1.59	2.00
1999	2.28	2.79	2.60	2.46	2.78	2.82	2.96	2.52	2.19	2.77
2000	4.31	5.32	5.20	4.57	5.38	4.78	4.83	5.27	5.05	4.88
2001	3.98	5.15	5.25	5.25	5.25	5.70	6.15	6.75	6.58	6.30
2002	3.36	3.86	3.89	3.80	3.91	3.90	3.90	3.63	3.35	3.93
2003 (4 mo est.)	6.10	7.75	8.12	7.60	8.00	7.80	7.80	7.30	7.20	7.85
Forecast										
2003 (8 mo.)	5.64	6.69	6.90	6.90	6.90	7.05	7.05	6.80	6.65	6.90
2004	4.56	5.51	5.65	5.65	5.65	5.80	5.80	5.55	5.35	5.65
2005	4.00	4.95	5.05	5.05	5.05	5.20	5.20	4.95	4.70	5.05
2006	3.75	4.71	4.80	4.80	4.80	4.95	4.95	4.70	4.45	4.80
2007	3.66	4.57	4.65	4.65	4.65	4.80	4.80	4.55	4.30	4.65
2008	3.69	4.61	4.70	4.70	4.70	4.85	4.85	4.60	4.30	4.70
2009	3.77	4.71	4.80	4.80	4.80	4.95	4.95	4.70	4.40	4.80
2010	3.85	4.81	4.90	4.90	4.90	5.05	5.05	4.80	4.50	4.90
2011	3.93	4.90	5.00	5.00	5.00	5.20	5.20	4.90	4.60	5.00
2012	4.00	5.00	5.10	5.10	5.10	5.30	5.30	5.00	4.70	5.10
2013	4.08	5.10	5.20	5.20	5.20	5.40	5.40	5.10	4.80	5.20
2014	4.16	5.19	5.30	5.30	5.30	5.50	5.50	5.20	4.90	5.30
2015	4.24	5.29	5.40	5.40	5.40	5.60	5.60	5.30	5.00	5.40
2016	4.31	5.38	5.50	5.50	5.50	5.70	5.70	5.40	5.10	5.50
2017	4.41	5.50	5.60	5.60	5.60	5.80	5.80	5.50	5.15	5.60
2018	4.50	5.62	5.70	5.70	5.70	5.90	5.90	5.60	5.25	5.70
2019	4.59	5.73	5.85	5.85	5.85	6.05	6.05	5.75	5.40	5.85
2020	4.69	5.85	5.95	5.95	5.95	6.15	6.15	5.85	5.50	5.95
2021	4.78	5.97	6.10	6.10	6.10	6.30	6.30	6.00	5.65	6.10
2022	4.87	6.08	6.20	6.20	6.20	6.40	6.40	6.10	5.75	6.20
Thereafter	4.87	6.08	6.20	6.20	6.20	6.40	6.40	6.10	5.75	6.20

(1) This forecast also applies to direct sales contracts and the Alberta gas reference price used in the crown royalty calculations.

HARVEST OPERATIONS CORP.

Evaluation of Oil & Gas Reserves
Mechanical Update

Based on McDaniel May 1, 2003
Escalating Price Assumptions

As of January 1, 2003

Evaluation Methodology

INTRODUCTION

Estimates of the crude oil, natural gas and natural gas products reserves and the associated present worth values before income taxes attributable to the Canadian properties of the Company have been presented in this report as of January 1, 2003. Reserve estimates were prepared for approximately 105 individual properties in which the Company was indicated to have an interest in Western Canada based on detailed studies of the reservoir and performance characteristics as well as historical revenues and costs. The basic information employed in the preparation of this report was obtained from the Company's files, published sources and from our own files.

This report is a consolidation of four evaluations previously prepared in late 2002 and early 2003 for four separate groups of interests owned by the Company. Two of the earlier evaluations were prepared as of January 1, 2003 and two as of November 1, 2002. The November 1, 2002 evaluations were mechanically updated to January 1, 2003 and all four were combined for this report and the revenues re-calculated using the McDaniel & Associates May 1, 2003 escalating price forecasts.

The effective date of this report is January 1, 2003. The reserve estimates presented herein were based on the operating and economic conditions and development status as of that date except for changes planned for the immediate future or in the process of implementation. The assumptions and methodology employed in the preparation of this report conform with generally accepted petroleum engineering and evaluation principles and are consistent with those used in our previous evaluations of the Company. A brief review of the methodology employed in arriving at the reserves and present worth value estimates is presented in this section.

RESERVE ESTIMATES

Crude Oil

The crude oil reserve estimates presented in this report were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. The oil-in-place estimates were based on individual well pore volume interpretations, geological studies of pool configurations as well as unitization studies and published estimates. In those cases where indicative oil production decline and/or increasing gas-oil and water-oil ratio trends were evident, the remaining reserves were determined by extrapolating these trends to economic limiting conditions. Where definitive production information was not yet available, the reserve estimates were based on analogy with similar wells or reservoirs or on theoretical studies of recovery efficiencies. The cumulative production figures were taken from published sources or from records of the Company and estimated for those recent periods where such data were not available.

Natural Gas and Products

The natural gas reserve estimates were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the gas-in-place were based on individual well pore volume interpretations, geological studies of the pools and areas and on unitization studies and published estimates. Material balance estimates of the gas-in-place were employed where such information was available. The reserves recoverable from the currently producing properties were estimated from studies of performance characteristics and/or reservoir pressure histories. In cases of competitive drainage in multi-well pools the reserves were based on an analysis of the relevant factors relating to the future pool depletion by existing and possible future wells. The recovery factors for the non-producing properties were estimated from a consideration of test rates, reservoir pressures and by analogy with similar wells or reservoirs.

The natural gas products reserve estimates for the producing properties were predicated on a study of historical and anticipated future recoveries of these products from the natural gas reserves. The natural gas products recoveries from the non-producing natural gas reserves were estimated from gas analyses, well test information and from analogy with similar reservoirs. Natural gas products reserves were only assigned to non-producing properties in those cases where, in all likelihood the gas production would be processed through existing facilities capable of extracting these products or where such a facility will be available in the near future.

RESERVE CLASSIFICATION

The crude oil, natural gas and natural gas products reserves of the Company were classified into proved and probable additional categories. The proved reserves were considered to be those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Probable reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future. A more detailed description of the factors considered in making these reserve assignments is presented in the "Reserve Definitions" at the end of this section.

The proved reserves have been further subdivided into proved producing, proved non-producing and proved undeveloped categories. Reserves were considered to be producing if these reserves are currently being produced or if definitive steps are being taken to begin production of these reserves in the immediate future. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area. Non-producing reserves recoverable from existing wells that require relatively minor capital expenditures to produce were classified as proved non-producing. Reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure is required were classified as proved undeveloped.

In all cases the crude oil and natural gas liquids reserves were expressed in barrels being equal to 34.972 Imperial gallons. The natural gas reserves were presented in thousands of standard cubic feet (MCF) and calculated at a base pressure of 14.65 psia and a base temperature of 60 degrees Fahrenheit.

Company Share of Reserves

The Company's net share of reserves was obtained by employing the Company's indicated gross working and royalty interests in the various properties in question less all royalties owned by others. In estimating net reserves the applicable Crown royalties were based on the regulations in effect as of January 1, 2003.

PRESENT WORTH VALUE ESTIMATES

The present worth values of the crude oil, natural gas and natural gas products reserves were obtained by employing future production and revenue analyses. The future crude oil production was in each instance predicated on a forecast of allowable rates and/or anticipated performance characteristics of the individual wells and reservoirs in question. The future natural gas production was predicated on the provisions of the natural gas purchase contracts where such contracts were available with consideration to the historical producing rates and the estimated deliverability. In those areas where shut-in natural gas reserves exist commencement of production was based on the proximity to a pipeline connection and the relevant factors relating to the future marketing of the reserves. The future production of gas-cap reserves was assumed to occur near the end of the oil producing life. Solution gas production was based on the forecast of the oil producing rates and producing gas-oil ratios. The natural gas products production forecasts were based on the anticipated recoveries of these products from the produced natural gas.

The Company's gross share of future crude oil revenue was derived by employing the Company's gross share of production and the forecast Edmonton light crude oil price less the historical quality and transportation price differential for each respective field. The forecast natural gas prices with an adjustment for the heating value of the gas were employed to calculate the gross share of future natural gas revenues. The forecast Edmonton natural gas products prices with adjustments to reflect historical price differentials realized by the Company in each respective property were employed to calculate the gross share of natural gas products revenues. Royalties and mineral taxes payable to the Crown were estimated based on the methods in effect as of January 1, 2003. Freehold and overriding royalties payable to others were estimated based on the indicated applicable rates. In those cases where a proportionate share of the natural gas gathering and processing charges were indicated to be payable by the Crown or royalties owned by others, these charges have been deducted in determining the net royalties payable. None of the properties are eligible for the Alberta Royalty Tax Credit.

In all cases, estimates of the applicable capital expenditures and operating costs with an allowance for inflation were deducted in arriving at the Company's share of future net revenues. No allowances were made for future well or facilities abandonment costs. The present worth values were then obtained by employing 10, 12, 15 and 20 percent nominal annual discount rates compounded annually.

The estimated present worth values of the proved plus probable additional reserves were obtained by employing future production and revenue analyses on a total proved plus probable reserve basis. All additional costs required to recover the probable additional reserves were included in the revenue forecasts. It should be pointed out that no allowance was made for any risk associated with the probable reserves in this report other than in the present worth value summary in the covering letter.

Summaries of the Company's share of remaining reserves together with forecast future revenues, royalties, taxes, operating and capital costs, cash flow and present worth values are presented in detailed tabulations in Appendices 1 to 8.

RESERVE DEFINITIONS

Crude Oil

A mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

Synthetic Oil

Oil derived from the upgrading of crude bitumen or by chemical modification of coal or other materials and which is largely interchangeable with conventional crude oil as a refinery feedstock.

Natural Gas

The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

Natural Gas Liquids

Those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

Sulphur

Elemental sulphur removed from the produced natural gas by processing through an extraction plant.

Remaining Reserves

Remaining reserves are those quantities of crude oil, natural gas, natural gas liquids and sulphur remaining after deducting those quantities produced up to the reference date of the study.

Gross Reserves

The total of the Company's working interests and/or royalty interests share of reserves before deducting royalties owned by others.

Net Reserves

The total of the Company's working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others.

Royalties

The term royalties, as used in this report, refers to royalties paid to others. The royalties deducted from the reserves are based on the royalty percentage calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling price the price forecasts for the individual properties in question has been employed.

Proved Reserves

Those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Comments:

1. Where reserves are clearly known to exist in a reservoir and would be physically recoverable but cannot be termed "proved reserves" because they are not commercially recoverable due to their remote location (i.e. frontier reserves), these reserves are itemized separately in the report and their special circumstances fully explained.
2. Zones which have not been completed but which are interpreted to be productive from well logs (or core analyses) and which have conclusive drill stem tests or other production tests indicating economic producing rates are considered to be proved providing there is a high degree of certainty that these reserves will be produced.
3. Zones interpreted to be productive from well logs (or core analyses) either completed or behind pipe but which have not been tested or have inconclusive tests are considered proved only if offsetting wells indicate favorable tests or productive characteristics from this zone and there is a high degree of certainty that these reserves will be produced because of favorable reservoir characteristics.
4. The proved recovery efficiencies for presently shut-in reserves are estimated from theoretical considerations or by analogy to the nearest similar zone or area. In all cases the productive capacities of the individual wells or reservoirs in question are taken into account.
5. The proved natural gas reserves may be based on the assumption that additional compressor horsepower will be installed to achieve lower abandonment pressures providing there is a high degree of certainty that such action will be taken.
6. An allowance for increased recoveries in enhanced recovery (water-flood, solvent-flood, etc.) projects is made only on the basis of demonstrated more favorable performance from the project in question or from similar projects in like reservoirs. Increased proved recoveries may be assigned prior to the installation of the facilities if in our opinion there is a high degree of certainty that such facilities will be installed in the future. A gradual transfer of reserves from a probable additional to a proved category is usually made in such projects as

more performance history is obtained. The assignment of higher recovery factors to these projects by regulatory authorities does not necessarily provide a basis for increased proved recoveries since such assignments must often be made prior to obtaining indicative performance history in order to provide sufficient incentives to institute such schemes.

7. Natural gas liquids and sulphur reserves are based on the recoveries of these products from the proved natural gas reserves and are dependent on current plant efficiencies. In the case of shut-in wells the reserves are based on analyses of the raw natural gas and anticipated extraction efficiencies.

Proved Producing Reserves

Those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Proved Non-Producing Reserves

Those non-producing proved reserves recoverable from existing wells that require relatively minor capital expenditures to produce.

Proved Undeveloped Reserves

Those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

Probable Additional Reserves

Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Comments:

1. The probable additional natural gas reserves are based on the potential productive areas of the natural gas reservoirs in question which could not be deemed proved at this time as well as those solution gas reserves commercially recoverable from the probable additional crude oil reserves.
2. The probable additional reserves of natural gas liquids and sulphur were considered to be those reserves recoverable from the probable additional natural gas reserves.
3. Portions of the zones which have questionable potential based on well log interpretations (or core analyses) and which have not been indicated productive by conclusive tests are considered to be probable additional.

Harvest - Consolidated - Mechanical Update

Table 1

Forecast of Production and Revenue - Company Share
McDaniel May 1, 2003 Esc. Prices as of January 1,2003

Total Proved Reserves

Total Of All Areas

Year	No.Of Wells	Crude Oil Annual Volume mbbl	Crude Oil Sales Price $/bbl	Crude Oil Sales Revenue M$	Natural Gas Annual Volume mmcf	Natural Gas Sales Price $/mcf	Natural Gas Sales Revenue M$	Natural Gas Liquids Annual Volume mbbl	Natural Gas Liquids Sales Price $/bbl	Natural Gas Liquids Sales Revenue M$	Total Other Revenues M$	Gross Revenue M$
2003	624.5	3846.0	28.29	108786.9	387.1	7.29	2822.6	19.4	32.59	633.0	60.0	112302.5
2004	603.4	3395.6	25.53	86689.5	393.6	5.65	2223.9	17.7	27.85	493.3	54.0	89460.8
2005	547.5	2655.2	25.64	68085.8	357.3	5.05	1804.5	14.3	26.66	380.6	48.0	70318.9
2006	524.2	2126.7	24.10	51260.8	268.0	4.80	1286.5	11.3	25.37	287.5	43.0	52877.7
2007	467.7	1620.1	24.55	39774.6	199.7	4.65	928.6	8.8	25.26	221.6	39.0	40963.8
2008	339.8	1072.5	25.38	27219.5	121.6	4.70	571.8	4.7	25.74	120.2	35.0	27946.5
2009	173.7	470.5	26.74	12581.6	54.1	4.80	259.6	0.4	28.09	12.6	32.0	12885.9
2010	50.4	128.7	27.35	3519.6	16.2	4.90	79.6	0.1	26.67	3.2		3602.4
2011	29.1	76.2	28.33	2157.1	7.1	5.00	35.4					2192.5
2012	10.0	23.7	28.94	685.5	6.7	5.10	34.2					719.7
2013	1.0	0.5	31.08	16.5	6.3	5.20	33.0					49.5
2014	0.7				6.0	5.30	32.0					32.0
2015	0.7				5.7	5.40	30.9					30.9
2016	0.7				5.4	5.50	29.9					29.9
2017	0.6				2.1	5.60	11.5					11.5
TOTAL		**15415.7**	**26.00**	**400777.4**	**1836.9**	**5.54**	**10184.0**	**76.8**	**28.04**	**2152.0**	**311.0**	**413424.6**

Year	Crown Royalties Unadj. Royalty M$	Crown Royalties Royalty Adj. M$	Crown Royalties Adj. Royalty M$	Freehold Royalties Unadj. Royalty M$	Freehold Royalties Royalty Adj. M$	Freehold Royalties Adj. Royalty M$	Overriding Royalties Unadj. Royalty M$	Overriding Royalties Royalty Adj. M$	Overriding Royalties Adj. Royalty M$	Mineral Tax M$	Total Royalty & Taxes M$	Total Royalty & Taxes %
2003	3474.4	5.5	3468.8	8445.8	1.3	8444.5	1334.2	0.1	1334.1	1885.4	15132.9	13.48
2004	2145.9	29.1	2116.9	7288.9	1.2	7287.7	1108.3	0.1	1108.2	1512.2	12025.1	13.45
2005	1530.3	37.7	1492.5	5852.5	1.2	5851.4	903.6	0.2	903.5	990.4	9237.8	13.15
2006	1030.1	23.0	1007.1	4107.1	1.1	4106.0	709.1	0.1	709.0	575.4	6397.6	12.11
2007	712.5	14.3	698.2	2977.6	1.1	2976.5	572.2	0.1	572.1	359.6	4606.4	11.26
2008	518.0	5.2	512.7	1744.0	1.0	1742.9	436.5	0.1	436.4	188.0	2880.1	10.32
2009	323.0	0.2	322.9	310.7	1.0	309.7	327.4	0.1	327.4	39.3	999.3	7.77
2010	90.1	0.0	90.1	43.5	1.0	42.5	48.3	0.0	48.3	9.1	190.1	5.28
2011	67.6	0.0	67.6	18.2	0.9	17.3	0.2	0.0	0.2	0.6	85.6	3.91
2012	19.8	0.0	19.8	17.0	0.9	16.1	0.2	0.0	0.2	0.5	36.6	5.09
2013	0.1	0.0	0.1	10.3	0.9	9.4	0.2	0.0	0.2	0.4	10.0	20.23
2014	0.1		0.1	6.4	0.9	5.5	0.2	0.0	0.1	0.3	6.0	18.87
2015	0.1	0.0	0.1	6.2	0.8	5.3	0.2	0.0	0.1	0.3	5.8	18.83
2016	0.1		0.1	6.0	0.8	5.2	0.1	0.0	0.1	0.3	5.6	18.81
2017	0.0	0.0	0.0	2.3	0.3	2.0	0.1	0.0	0.0	0.1	2.2	18.72
TOTAL	**9912.1**	**115.1**	**9797.0**	**30836.4**	**14.5**	**30821.9**	**5440.8**	**0.9**	**5439.9**	**5562.0**	**51621.1**	**12.50**

Year	Operating Costs M$	Net Op. Income M$	Capital Costs Drilling & Compl M$	Capital Costs Equip & Facility M$	Capital Costs Total Capital M$	Net Revenues After Costs Annual M$	Net Revenues After Costs Cum M$	Net Revenues After Costs PWV @15.0% M$
2003	32120.3	65049.3	8155.1		8155.1	56894.2	56894.2	53054.0
2004	31567.8	45867.9	2346.1	234.1	2580.2	43287.7	100181.9	35100.8
2005	28934.3	32146.8	5.3		5.3	32141.5	132323.4	22663.1
2006	28213.8	18266.3				18266.3	150589.7	11199.7
2007	25309.2	11048.2				11048.3	161638.0	5890.5
2008	19134.0	5932.3				5932.3	167570.3	2750.3
2009	10287.6	1599.1				1599.0	169169.3	644.6
2010	3009.0	403.4				403.4	169572.8	141.4
2011	1959.2	147.7				147.7	169720.4	45.0
2012	679.7	3.4				3.4	169723.8	0.9
2013	34.0	5.6				5.6	169729.4	1.3
2014	20.2	5.8				5.8	169735.2	1.1
2015	20.4	4.7				4.7	169739.9	0.8
2016	20.6	3.7				3.7	169743.5	0.6
2017	8.3	1.1				1.1	169744.7	0.2
TOTAL	**181318.2**	**180485.2**	**10506.5**	**234.1**	**10740.6**	**169744.7**		**131494.2**

Product	Remaining Reserves Gross	Remaining Reserves Net	Remaining Present Worth Value - M$ @10.0%	@12.0%	@15.0%	@20.0%
Crude Oil (mbbl)	15415.8	13676.1	134938.6	130768.5	125017.3	116582.8
Natural Gas (mmcf)	1837.1	1463.8	5723.7	5516.3	5233.7	4826.5
Natural Gas Liquids (mbbl)	77.1	61.5	1355.4	1308.1	1243.1	1148.8
Total			**142017.8**	**137592.8**	**131494.1**	**122558.1**

Harvest - Consolidated - Mechanical Update

Forecast of Production and Revenue - Company Share
McDaniel May 1, 2003 Esc. Prices as of January 1,2003

Total Proved & Probable Reserves - Unrisked

Total Of All Areas

		Crude Oil			Natural Gas			Natural Gas Liquids				
Year	No.Of Wells	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Annual Volume mmcf	Sales Price $/mcf	Sales Revenue M$	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Total Other Revenues M$	Gross Revenue M$
2003	627.4	3906.5	28.28	110479.4	394.1	7.29	2874.2	19.8	32.57	644.6	60.0	114058.3
2004	617.4	3548.2	25.50	90487.9	418.2	5.65	2363.1	18.6	27.82	518.5	54.0	93423.6
2005	557.8	2847.5	25.59	72879.6	390.4	5.05	1971.8	15.5	26.65	413.4	48.0	75312.8
2006	536.2	2331.4	24.03	56015.2	306.1	4.80	1469.7	12.7	25.34	321.0	43.0	57848.9
2007	495.5	1884.9	24.37	45939.8	241.5	4.65	1123.2	10.4	25.37	262.5	39.0	47364.6
2008	441.7	1480.2	25.17	37250.3	191.1	4.70	898.3	8.1	25.75	208.1	35.0	38391.7
2009	334.9	1012.7	25.85	26174.5	126.1	4.80	605.1	4.3	26.27	113.5	32.0	26925.1
2010	124.3	356.0	26.42	9405.6	27.1	4.90	133.1	0.9	27.59	23.7		9562.4
2011	57.0	124.2	28.47	3537.2	14.1	5.00	70.6	0.3	25.50	6.6		3614.5
2012	25.5	58.2	28.97	1685.2	10.2	5.10	52.0	0.1	26.00	1.8		1739.0
2013	1.5	1.7	31.12	53.5	8.2	5.20	42.7	0.0	20.00	0.2		96.4
2014	1.5	1.6	31.68	50.1	6.0	5.30	32.0					82.0
2015	1.5	1.5	32.26	46.8	5.7	5.40	30.9					77.7
2016	1.0	0.5	32.53	15.3	5.4	5.50	29.9					45.2
2017	0.6				2.1	5.60	11.5					11.5
TOTAL		**17555.1**	**25.86**	**454020.3**	**2146.5**	**5.45**	**11708.0**	**90.6**	**27.76**	**2514.1**	**311.0**	**468553.6**

	Crown Royalties			Freehold Royalties			Overriding Royalties					
Year	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Mineral Tax M$	*Total* Royalty & Taxes M$	*Total* Royalty & Taxes %
2003	3547.8	5.6	3542.2	8599.2	1.3	8598.0	1346.0	0.1	1345.8	1938.8	15424.8	13.53
2004	2248.8	27.6	2221.3	7646.6	1.2	7645.4	1137.4	0.2	1137.3	1638.4	12642.3	13.54
2005	1638.7	38.8	1599.8	6393.5	1.2	6392.3	951.5	0.1	951.4	1153.5	10097.0	13.42
2006	1140.3	26.8	1113.5	4620.4	1.1	4619.3	755.0	0.1	754.9	717.7	7205.4	12.46
2007	844.1	18.4	825.7	3608.0	1.1	3606.9	640.6	0.1	640.5	496.8	5570.1	11.77
2008	646.1	12.8	633.3	2734.3	1.0	2733.3	540.2	0.1	540.2	338.3	4245.1	11.07
2009	460.0	8.3	451.7	1704.6	1.0	1703.6	432.4	0.1	432.4	198.2	2785.9	10.36
2010	142.0	0.0	142.0	514.0	1.0	513.0	169.2	0.0	169.2	67.7	891.9	9.33
2011	70.8	0.0	70.8	63.2	0.9	62.2	11.0	0.0	11.0	7.8	151.8	4.20
2012	40.9	0.0	40.9	27.3	0.9	26.4	1.2	0.0	1.2	2.3	70.8	4.07
2013	0.1	0.0	0.1	18.6	0.9	17.7	0.2	0.0	0.2	0.6	18.6	19.26
2014	0.1		0.1	17.6	0.9	16.8	0.2	0.0	0.1	0.5	17.5	21.36
2015	0.1	0.0	0.1	16.7	0.8	15.9	0.2	0.0	0.1	0.5	16.5	21.30
2016	0.1		0.1	9.4	0.8	8.6	0.1	0.0	0.1	0.3	9.1	20.19
2017	0.0	0.0	0.0	2.3	0.3	2.0	0.1	0.0	0.0	0.1	2.2	18.72
TOTAL	**10779.7**	**138.2**	**10641.5**	**35975.8**	**14.5**	**35961.3**	**5985.3**	**0.8**	**5984.4**	**6561.5**	**59149.0**	**12.63**

			Capital Costs			Net Revenues After Costs		
Year	Operating Costs M$	Net Op. Income M$	Drilling & Compl M$	Equip & Facility M$	Total Capital M$	Annual M$	Cum M$	PWV @15.0% M$
2003	32255.3	66378.3	8155.1		8155.1	58223.2	58223.2	54293.2
2004	32047.8	48733.4	2346.1	234.1	2580.2	46153.3	104376.4	37424.4
2005	29369.9	35845.9	5.3		5.3	35840.6	140217.0	25271.4
2006	28797.3	21846.1				21846.1	162063.1	13394.6
2007	27194.5	14600.0				14600.0	176663.0	7784.1
2008	24353.5	9793.1				9793.1	186456.2	4540.3
2009	18654.3	5484.9				5484.9	191941.1	2211.2
2010	6511.7	2158.8				2158.8	194099.8	756.8
2011	3000.5	462.2				462.2	194562.0	140.9
2012	1562.6	105.7				105.7	194667.7	28.0
2013	53.5	24.3				24.3	194692.0	5.6
2014	54.4	10.1				10.1	194702.1	2.0
2015	55.3	5.8				5.8	194707.9	1.0
2016	32.5	3.6				3.6	194711.5	0.6
2017	8.3	1.1				1.1	194712.6	0.2
TOTAL	**203951.3**	**205453.2**	**10506.5**	**234.1**	**10740.6**	**194712.6**		**145854.2**

	Remaining Reserves		Remaining Present Worth Value - M$			
Product	Gross	Net	@10.0%	@12.0%	@15.0%	@20.0%
Crude Oil (mbbl)	17555.2	15556.3	151019.3	145790.3	138643.9	128300.0
Natural Gas (mmcf)	2146.7	1713.3	6434.2	6173.5	5821.5	5320.9
Natural Gas Liquids (mbbl)	90.8	72.5	1533.2	1471.8	1388.6	1269.8
Total			**158986.7**	**153435.6**	**145854.0**	**134890.7**

58

NATIONAL FUEL EXPLORATION CORP.
SE SASKATCHEWAN PROPERTIES

Evaluation of Oil & Gas Reserves
Based on McDaniel May 1, 2003
Escalating Price Assumptions

As of January 1, 2003

Prepared For:

Harvest Operations Corp.
1900, 330 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

Prepared By:

McDaniel & Associates Consultants Ltd.
2200, 255 - 5th Avenue S.W.
Calgary, Alberta
T2P 3G6

August 2003

McDaniel & ASSOCIATES CONSULTANTS LTD.
Oil & Gas Reservoir Evaluations

August 6, 2003

Harvest Operations Corp.
1900, 330 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

Attention: Mr. Darcy Erickson, Manager, Exploitation Engineering

Reference: **National Fuel Exploration Corp. – SE Saskatchewan Properties**
Evaluation of Oil & Gas Reserves
Based on McDaniel May 1, 2003
Escalating Price Assumptions

Dear Sir:

Pursuant to your request we have prepared an evaluation of the crude oil, natural gas and natural gas products reserves and the present worth values of these reserves for certain petroleum and natural gas interests of National Fuel Exploration Corp., hereinafter referred to as the "Company", as of January 1, 2003. The future net revenues and present worth values presented in this report were calculated using "Escalating Price" assumptions based on our opinion of the future crude oil, natural gas and natural gas product prices at May 1, 2003 and were presented in Canadian dollars. No allowances were made for income tax or for the Saskatchewan Corporation Capital Tax Surcharge.

This evaluation was initially prepared in March 2003 for National Fuel Exploration Corp. This report was prepared for Harvest Operations Corp. as part of the process to acquire National Fuel Exploration Corp. as an additional price case based on the initial evaluation, however no review of any recent technical or financial data was conducted.

The properties evaluated in this report were indicated to include essentially all of the Company's conventional petroleum and natural gas interests in Southeast Saskatchewan. The Company's principal crude oil property is located in the Hazelwood field in the province of Saskatchewan. The principal natural gas property is located in the Big Marsh Lake area in the province of Saskatchewan.

The Company's share of proved remaining and probable additional crude oil, natural gas and natural gas products reserves as of January 1, 2003 and the respective present worth values assigned to these reserves based on "Escalating Price" assumptions were estimated to be as follows:

ESTIMATED COMPANY SHARE OF REMAINING RESERVES
AS OF JANUARY 1, 2003
MMCF, MBBL

	Proved Producing	Proved Non-Producing	Proved Undeveloped	Total Proved	Probable Additional	Total
Crude Oil						
Gross (1)	16,378	9	455	16,841	2,711	19,552
Net (2)	14,479	8	409	14,896	2,361	17,257
Natural Gas						
Gross (1)	506	-	-	506	65	571
Net (2)	486	-	-	486	61	548
Natural Gas Liquids						
Gross (1)	166	0.3	7	174	31	205
Net (2)	150	0.3	7	157	28	185

ESTIMATED COMPANY SHARE OF PRESENT WORTH VALUES BEFORE INCOME TAX
AS OF JANUARY 1, 2003
$1000 (3) (4) (5) (6)

	Discounted At				
	0%	10%	12%	15%	20%
Proved Developed Producing Reserves	170,700	120,095	114,033	106,283	95,988
Proved Developed Non-Producing Reserves	63	47	44	41	36
Proved Undeveloped Reserves	3,588	1,554	1,303	987	583
Total Proved Reserves	174,351	121,696	115,380	107,311	96,607
Probable Additional Reserves-Unrisked	26,338	13,265	11,813	10,027	7,808
Total Proved & Probable Reserves-Unrisked	**200,688**	**134,961**	**127,193**	**117,337**	**104,415**
Probable Additional Reserves-Risked (7)	13,169	6,633	5,907	5,014	3,904
Total Proved & Probable Reserves-Risked (7)	**187,519**	**128,328**	**121,286**	**112,323**	**100,511**

(1) Gross reserves are defined as the aggregate of the Company's working interest and royalty interest reserves before deductions of royalties payable to others.
(2) Net reserves are gross reserves less all royalties payable to others.
(3) Financial matters such as prepayments, take or pay payments, general obligations, etc. were not included.
(4) Based on the McDaniel & Associates May 1, 2003 Escalating Price forecast at May 1, 2003 (see Price Schedules).
(5) No allowance was made for the Saskatchewan Corporation Capital Tax Surcharge in the present worth value estimates.
(6) The present worth values may not necessarily be the fair market value of the reserves.
(7) Includes a 50 percent reduction in the probable present worth values to account for the risk associated with the probable additional reserves.

The Company's share of remaining reserves and present worth values are presented on a total Company basis in the summary section of this report. The location of the Company's major properties and a graphical summary of the forecast production, net income and reserve distributions are also presented in this section. Tables summarizing the reserves, production and revenues for the various reserve classes are presented in Appendices 1 to 7. A summary of the Company's interests and encumbrances in each property is presented in Appendix 8. Discussions of the assumptions and methodology employed to prepare the reserve estimates and revenue forecasts are also contained in the "Evaluation Methodology" section.

The extent and character of all factual information supplied by the Company including ownership, well data, production, prices, revenues, operating costs, contracts, and other relevant data were relied upon by us in preparing this report and has been accepted as represented without independent verification. In view of the generality of the assignment the opinions expressed are not intended to provide a stand alone analysis of any specific property but to relate to an overall evaluation of the reserves of the Company.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Harvest Operations Corp. and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Harvest Operations Corp. without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

P. A. Welch, P. Eng.

F. Schorning, P. Geol.

PAW/FS:acn
[03-488]

PERMIT TO PRACTICE
McDANIEL & ASSOCIATES CONSULTANTS LTD.

Signature ______________________

Date Wednesday, August 06, 2003

PERMIT NUMBER: P 3145

The Association of Professional Engineers, Geologists and Geophysicists of Alberta

CERTIFICATE OF QUALIFICATION

I, Philip Arthur Welch, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am the Executive Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of National Fuel Exploration Corp., the report entitled "National Fuel Exploration Corp. – SE Saskatchewan Properties, Evaluation of Oil & Gas Reserves, Based on McDaniel May 1,2003 Escalating Price Assumptions, As of January 1, 2003", dated August 6, 2003, and that I was involved in the preparation of this report.

2. That I attended the University of British Columbia in the years 1980 to 1987 and that I graduated with Bachelor of Applied Science and Master of Applied Science degrees in Mechanical Engineering, that I am a registered Professional Engineer of the Association of Professional Engineers, Geologists & Geophysicists of Alberta; that I am a member of the Canadian Institute of Mining and Metallurgy and that I have in excess of thirteen years experience in oil and gas reservoir studies and evaluations.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of National Fuel Exploration Corp., any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

P. A. Welch, P. Eng.

Calgary, Alberta
Dated: August 6, 2003

CERTIFICATE OF QUALIFICATION

I, Fred Schorning, Petroleum Geologist of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of National Fuel Exploration Corp., the report entitled "National Fuel Exploration Corp. – SE Saskatchewan Properties, Evaluation of Oil & Gas Reserves, Based on McDaniel May 1, 2003 Escalating Price Assumptions, As of January 1, 2003", dated August 6, 2003, and that I was involved in the preparation of this report.

2. That I attended McMaster University in the years 1960 to 1964, graduating with a Bachelor of Arts degree in Geology, that I am a registered Professional Geologist of the Association of Professional Engineers, Geologists & Geophysicists of Alberta and that I have in excess of thirty years experience in oil and gas reservoir studies.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of National Fuel Exploration Corp., any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

____

F. Schorning, P. Geol.

Calgary, Alberta
Dated: August 6, 2003

National Fuel Exploration Corp. - SE Saskatchewan Properties

Total Company Reserves and Present Worth Values
McDaniel May 1, 2003 Esc. Prices as of January 1, 2003
Proved & Probable Reserves - Unrisked

Total Of All Areas

	Company Share of Remaining Reserves (mbbl,mmcf,mlt)		Company Share of Present Worth Values Before Income Tax (4)(5)(6) (M$)				
	Gross (1)	Net (2)	@0.0%	@10.0%	@12.0%	@15.0%	@20.0%
Proved Producing Reserves							
Crude Oil	16,377.6	14,478.9	164,067.9	116,334.8	110,544.4	103,122.4	93,232.9
Natural Gas	506.2	486.3	2,730.6	1,614.7	1,509.0	1,380.3	1,218.8
Natural Gas Liquids	166.4	149.9	3,901.2	2,145.6	1,979.6	1,780.2	1,535.8
Total			**170,699.7**	**120,095.1**	**114,033.0**	**106,282.8**	**95,987.5**
Proved Non-Producing Reserves							
Crude Oil	8.7	8.4	55.2	41.2	39.0	36.0	31.7
Natural Gas							
Natural Gas Liquids	0.3	0.3	7.5	5.7	5.4	5.0	4.4
Total			**62.7**	**46.8**	**44.4**	**41.0**	**36.2**
Proved Undeveloped Reserves							
Crude Oil	454.9	408.5	3,432.3	1,461.9	1,218.4	912.0	521.2
Natural Gas							
Natural Gas Liquids	7.3	6.6	155.8	92.0	84.4	74.7	62.3
Total			**3,588.1**	**1,553.9**	**1,302.8**	**986.7**	**583.4**
Total Proved Reserves							
Crude Oil	16,841.2	14,895.8	167,555.3	117,837.9	111,801.8	104,070.4	93,785.8
Natural Gas	506.2	486.3	2,730.6	1,614.7	1,509.0	1,380.3	1,218.8
Natural Gas Liquids	174.0	156.7	4,064.6	2,243.3	2,069.4	1,859.9	1,602.5
Total			**174,350.5**	**121,695.9**	**115,380.1**	**107,310.5**	**96,607.1**
Total Probable Reserves							
Crude Oil	2,711.2	2,360.8	25,332.9	12,732.3	11,334.1	9,615.0	7,478.0
Natural Gas	65.0	61.2	310.1	188.8	168.9	143.9	112.9
Natural Gas Liquids	31.1	27.9	694.5	344.1	309.5	267.7	216.6
Total			**26,337.5**	**13,265.2**	**11,812.5**	**10,026.6**	**7,807.6**
Total Proved & Probable Reserves							
Crude Oil	19,552.4	17,256.5	192,888.2	130,570.2	123,135.9	113,685.4	101,263.8
Natural Gas	571.2	547.5	3,040.7	1,803.5	1,677.8	1,524.2	1,331.7
Natural Gas Liquids	205.1	184.6	4,759.1	2,587.4	2,378.9	2,127.6	1,819.1
Total			**200,688.1**	**134,961.1**	**127,192.6**	**117,337.3**	**104,414.6**
BOE Reserves & PWV/BOE (3)							
Proved Producing	16,628.4	14,709.9	10.27	7.22	6.86	6.39	5.77
Proved Non-Producing	9.0	8.6	6.98	5.22	4.94	4.57	4.03
Proved Undeveloped	462.2	415.0	7.76	3.36	2.82	2.13	1.26
Total Proved	17,099.6	15,133.5	10.20	7.12	6.75	6.28	5.65
Total Probable	2,753.2	2,398.9	9.57	4.82	4.29	3.64	2.84
Total Proved & Probable	19,852.7	17,532.4	10.11	6.80	6.41	5.91	5.26

(1) Before royalty deductions.
(2) After royalty deductions.
(3) Barrels of Oil Equivalent based on 6.0:1 for Natural Gas, 1.00:1 for Condensate and C5+, 1.00:1 for Ethane, 1.00:1 for Propane, 1.00:1 for Butanes, 1.00:1 for NGL Mix, 1.00:1 for Sulphur. PWV/BOE based on Gross BOE reserves.
(4) No allowance was made for the degree of risk associated with any of the reserve categories.
(5) Before allowance for Alberta Royalty Tax Credit
(6) Costs associated with extraction of natural gas products have in most cases been deducted from the natural gas revenues.

Table 1

McDaniel & Associates Consultants Ltd.

Summary of Price Forecasts

May 1, 2003

Year	WTI Crude Oil $US/BBL	Brent Crude Oil $US/BBL	Edmonton Light Crude Oil $C/BBL	Bow River Medium Crude Oil $C/BBL	Heavy Crude Oil $C/BBL	Alberta Average Natural Gas $C/Mmbtu	Edmonton Cond. & Natural Gasolines $/Bbl	Edmonton Propane $/Bbl	Edmonton Butanes $/Bbl	Edmonton NGL Mix $/Bbl	Inflation %	US/CAN Exchange Rate $US/$CAN
	(1)	(2)	(3)	(4)	(5)	(6)				(7)		
History												
1986	15.00		20.50	15.11	na	2.35	20.10	13.96	17.30	16.40	4.2	0.719
1987	19.30		24.30	20.79	na	1.64	23.80	9.98	16.80	15.10	4.4	0.755
1988	16.00		18.70	14.41	na	1.44	18.30	8.19	12.95	11.90	4.0	0.812
1989	19.60		22.20	18.09	na	1.47	21.80	8.14	10.35	11.60	5.0	0.844
1990	24.50		27.60	21.06	16.00	1.45	27.00	13.67	16.21	17.20	4.8	0.857
1991	21.40		23.40	15.07	9.05	1.18	22.90	11.91	15.25	15.30	5.6	0.873
1992	20.55		23.50	17.52	12.95	1.22	23.00	10.55	14.05	14.30	1.5	0.828
1993	18.60		21.90	16.70	13.30	1.89	21.50	14.10	13.55	15.40	1.8	0.775
1994	17.20		22.20	18.43	15.00	1.83	21.75	12.50	13.45	14.70	0.2	0.732
1995	18.45		24.25	20.80	17.25	1.18	23.76	13.90	13.80	15.80	2.2	0.729
1996	22.10		29.35	25.11	20.05	1.50	28.75	22.20	17.15	21.70	1.6	0.733
1997	20.55	19.09	27.80	21.22	14.40	1.85	31.10	18.60	19.05	21.30	1.6	0.722
1998	14.40	12.77	20.35	14.60	9.40	1.90	21.85	10.95	11.90	13.50	1.0	0.687
1999	19.25	17.86	27.60	23.35	19.65	2.60	27.60	15.45	17.73	18.70	1.7	0.673
2000	30.31	28.40	44.72	34.35	27.80	5.20	46.25	31.55	35.00	35.70	2.7	0.674
2001	25.97	24.42	39.60	25.07	18.05	5.25	42.42	29.15	28.45	31.60	2.0	0.646
2002	26.10	24.95	39.95	31.65	27.60	3.89	40.65	19.85	26.10	26.20	2.0	0.637
2003 (4 mo est.)	32.70	30.20	48.65	37.50	32.42	8.00	49.50	33.35	39.97	38.89	2.0	0.670
Forecast												
2003 (8 mo.)	26.00	24.50	36.10	28.10	23.60	6.90	36.10	26.40	23.80	27.40	2.0	0.700
2004	25.00	23.47	35.20	28.57	23.47	5.65	35.20	24.70	23.20	26.30	2.0	0.690
2005	24.00	22.44	34.30	28.58	23.38	5.05	34.30	23.10	22.60	25.20	2.0	0.680
2006	23.00	21.41	32.80	26.96	21.66	4.80	32.80	22.00	21.60	24.00	2.0	0.680
2007	23.30	21.68	33.20	27.25	21.83	4.65	33.20	21.80	21.90	24.10	2.0	0.680
2008	23.80	22.14	33.90	27.83	22.31	4.70	33.90	22.20	22.40	24.60	2.0	0.680
2009	24.30	22.61	34.60	28.41	22.78	4.80	34.60	22.70	22.80	25.10	2.0	0.680
2010	24.80	23.08	35.30	28.98	23.24	4.90	35.30	23.10	23.30	25.60	2.0	0.680
2011	25.30	23.54	36.00	29.56	23.70	5.00	36.00	23.60	23.70	26.10	2.0	0.680
2012	25.80	24.01	36.70	30.13	24.15	5.10	36.70	24.10	24.20	26.70	2.0	0.680
2013	26.30	24.47	37.50	30.80	24.70	5.20	37.50	24.60	24.70	27.20	2.0	0.680
2014	26.80	24.93	38.20	31.36	25.14	5.30	38.20	25.00	25.20	27.70	2.0	0.680
2015	27.30	25.40	38.90	31.92	25.58	5.40	38.90	25.50	25.60	28.20	2.0	0.680
2016	27.80	25.86	39.60	32.49	26.02	5.50	39.60	25.90	26.10	28.70	2.0	0.680
2017	28.40	26.42	40.40	33.14	26.55	5.60	40.40	26.40	26.60	29.30	2.0	0.680
2018	29.00	26.98	41.30	33.90	27.17	5.70	41.30	27.00	27.20	29.90	2.0	0.680
2019	29.60	27.54	42.20	34.65	27.79	5.85	42.20	27.60	27.80	30.60	2.0	0.680
2020	30.20	28.10	43.00	35.30	28.30	5.95	43.00	28.10	28.40	31.20	2.0	0.680
2021	30.80	28.66	43.90	36.04	28.90	6.10	43.90	28.80	28.90	31.90	2.0	0.680
2022	31.40	29.21	44.70	36.69	29.40	6.20	44.70	29.30	29.50	32.50	2.0	0.680
Thereafter	31.40	29.21	44.70	36.69	29.40	6.20	44.70	29.30	29.50	32.50	0.0	0.680

(1) West Texas Intermediate at Cushing Oklahoma 40 degrees API/0.5% sulphur
(2) North Sea Brent Blend 37 degrees API/1.0% sulphur
(3) Edmonton Light Sweet 40 degrees API, 0.5% sulphur
(4) Bow River Medium 25 degrees API/2.1% sulphur at Hardisty Alberta
(5) Heavy crude oil 12 degrees API at Hardisty Alberta (after deduction of blending costs to reach pipeline quality)
(6) Average Alberta field price
(7) NGL Mix based on 45 percent propane, 35 percent butane and 20 percent natural gasolines.

G030501 - Effective May 1, 2003

Table 2

McDaniel & Associates Consultants Ltd.
Summary of Natural Gas Price Forecasts
May 1, 2003

Year	U.S. Henry Hub Gas Price $US/Mmbtu	AECO Spot Price $C/GJ	Alberta Average Plantgate $C/Mmbtu (1)	Aggregator Plantgate $C/Mmbtu	Alberta Spot Sales Plantgate $C/Mmbtu	Sask. Prov. Gas Plantgate $C/Mmbtu	Sask. Spot Sales Plantgate $C/Mmbtu	British Columbia CanWest Plantgate $C/Mmbtu	British Columbia CanWest Wellhead $C/Mcf	B.C. Spot Sales Plantgate $C/Mmbtu
History										
1986	1.75	-	2.35	2.59	-	2.51	-	-	-	-
1987	1.50	-	1.64	1.82	-	1.86	-	-	-	-
1988	1.85	-	1.44	1.66	1.21	1.86	-	-	-	-
1989	1.68	-	1.47	1.57	1.28	1.60	-	-	-	-
1990	1.67	-	1.45	1.64	1.20	1.67	-	-	-	-
1991	1.54	-	1.18	1.31	0.97	1.61	-	-	-	1.13
1992	1.79	-	1.22	1.30	1.04	1.51	-	1.47	1.11	1.10
1993	2.13	-	1.89	1.60	2.16	2.16	-	1.73	1.37	2.13
1994	1.92	1.88	1.83	1.81	1.86	1.92	-	1.81	1.45	1.87
1995	1.62	1.12	1.18	1.23	1.02	1.35	-	1.29	0.90	1.12
1996	2.50	1.39	1.54	1.63	1.34	1.52	-	1.51	1.14	1.47
1997	2.59	1.71	1.84	1.86	1.67	1.85	-	1.78	1.43	1.98
1998	2.06	1.96	1.90	1.88	1.84	2.05	-	1.94	1.59	2.00
1999	2.28	2.79	2.60	2.46	2.78	2.82	2.96	2.52	2.19	2.77
2000	4.31	5.32	5.20	4.57	5.38	4.78	4.83	5.27	5.05	4.88
2001	3.98	5.15	5.25	5.25	5.25	5.70	6.15	6.75	6.58	6.30
2002	3.36	3.86	3.89	3.80	3.91	3.90	3.90	3.63	3.35	3.93
2003 (4 mo est.)	6.10	7.75	8.12	7.60	8.00	7.80	7.80	7.30	7.20	7.85
Forecast										
2003 (8 mo.)	5.64	6.69	6.90	6.90	6.90	7.05	7.05	6.80	6.65	6.90
2004	4.56	5.51	5.65	5.65	5.65	5.80	5.80	5.55	5.35	5.65
2005	4.00	4.95	5.05	5.05	5.05	5.20	5.20	4.95	4.70	5.05
2006	3.75	4.71	4.80	4.80	4.80	4.95	4.95	4.70	4.45	4.80
2007	3.66	4.57	4.65	4.65	4.65	4.80	4.80	4.55	4.30	4.65
2008	3.69	4.61	4.70	4.70	4.70	4.85	4.85	4.60	4.30	4.70
2009	3.77	4.71	4.80	4.80	4.80	4.95	4.95	4.70	4.40	4.80
2010	3.85	4.81	4.90	4.90	4.90	5.05	5.05	4.80	4.50	4.90
2011	3.93	4.90	5.00	5.00	5.00	5.20	5.20	4.90	4.60	5.00
2012	4.00	5.00	5.10	5.10	5.10	5.30	5.30	5.00	4.70	5.10
2013	4.08	5.10	5.20	5.20	5.20	5.40	5.40	5.10	4.80	5.20
2014	4.16	5.19	5.30	5.30	5.30	5.50	5.50	5.20	4.90	5.30
2015	4.24	5.29	5.40	5.40	5.40	5.60	5.60	5.30	5.00	5.40
2016	4.31	5.38	5.50	5.50	5.50	5.70	5.70	5.40	5.10	5.50
2017	4.41	5.50	5.60	5.60	5.60	5.80	5.80	5.50	5.15	5.60
2018	4.50	5.62	5.70	5.70	5.70	5.90	5.90	5.60	5.25	5.70
2019	4.59	5.73	5.85	5.85	5.85	6.05	6.05	5.75	5.40	5.85
2020	4.69	5.85	5.95	5.95	5.95	6.15	6.15	5.85	5.50	5.95
2021	4.78	5.97	6.10	6.10	6.10	6.30	6.30	6.00	5.65	6.10
2022	4.87	6.08	6.20	6.20	6.20	6.40	6.40	6.10	5.75	6.20
Thereafter	4.87	6.08	6.20	6.20	6.20	6.40	6.40	6.10	5.75	6.20

(1) This forecast also applies to direct sales contracts and the Alberta gas reference price used in the crown royalty calculations.

G030501 - Effective May 1, 2003

NATIONAL FUEL EXPLORATION CORP.
SE SASKATCHEWAN PROPERTIES

Evaluation of Oil & Gas Reserves
Based on McDaniel May 1, 2003
Escalating Price Assumptions
As of January 1, 2003

Evaluation Methodology

INTRODUCTION

Estimates of the crude oil, natural gas and natural gas products reserves and the associated present worth values before income taxes attributable to the Canadian properties of the Company have been presented in this report as of January 1, 2003. Reserve estimates were prepared for approximately 115 individual properties in which the Company was indicated to have an interest in Western Canada based on detailed studies of the reservoir and performance characteristics as well as historical revenues and costs.

The effective date of this report is January 1, 2003. The reserve estimates presented herein were based on the operating and economic conditions and development status as of that date except for changes planned for the immediate future or in the process of implementation. The assumptions and methodology employed in the preparation of this report conform with generally accepted petroleum engineering and evaluation principles and are consistent with those used in our previous evaluations of the Company. A brief review of the methodology employed in arriving at the reserves and present worth value estimates is presented in this section.

RESERVE ESTIMATES

Crude Oil

The crude oil reserve estimates presented in this report were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. The oil-in-place estimates were based on individual well pore volume interpretations, geological studies of pool configurations as well as unitization studies and published estimates. In those cases where indicative oil production decline and/or increasing gas-oil and water-oil ratio trends were evident, the remaining reserves were determined by extrapolating these trends to economic limiting conditions. Where definitive production information was not yet available, the reserve estimates were based on analogy with similar wells or reservoirs or on theoretical studies of recovery efficiencies. The

cumulative production figures were taken from published sources or from records of the Company and estimated for those recent periods where such data were not available.

Natural Gas and Products

The natural gas reserve estimates were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the gas-in-place were based on individual well pore volume interpretations, geological studies of the pools and areas and on unitization studies and published estimates. The reserves recoverable from the currently producing properties were estimated from studies of performance characteristics and/or reservoir pressure histories. In cases of competitive drainage in multi-well pools the reserves were based on an analysis of the relevant factors relating to the future pool depletion by existing and possible future wells. The recovery factors for the non-producing properties were estimated from a consideration of test rates, reservoir pressures and by analogy with similar wells or reservoirs.

The natural gas products reserve estimates for the producing properties were predicated on a study of historical and anticipated future recoveries of these products from the natural gas reserves. The natural gas products recoveries from the non-producing natural gas reserves were estimated from gas analyses, well test information and from analogy with similar reservoirs. Natural gas products reserves were only assigned to non-producing properties in those cases where, in all likelihood the gas production would be processed through existing facilities capable of extracting these products or where such a facility will be available in the near future.

RESERVE CLASSIFICATION

The crude oil, natural gas and natural gas products reserves of the Company were classified into proved and probable additional categories. The proved reserves were considered to be those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Probable reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future. A more detailed

description of the factors considered in making these reserve assignments is presented in the "Reserve Definitions" at the end of this section.

The proved reserves have been further subdivided into proved producing, proved non-producing and proved undeveloped categories. Reserves were considered to be producing if these reserves are currently being produced or if definitive steps are being taken to begin production of these reserves in the immediate future. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area. Non-producing reserves recoverable from existing wells that require relatively minor capital expenditures to produce were classified as proved non-producing. Reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure is required were classified as proved undeveloped.

In all cases the crude oil and natural gas liquids reserves were expressed in barrels being equal to 34.972 Imperial gallons. The natural gas reserves were presented in thousands of standard cubic feet (MCF) and calculated at a base pressure of 14.65 psia and a base temperature of 60 degrees Fahrenheit.

Company Share of Reserves

The Company's net share of reserves was obtained by employing the Company's indicated gross working and royalty interests in the various properties in question less all royalties owned by others. In estimating net reserves the applicable Crown royalties were based on the regulations in effect as of January 1, 2003.

PRESENT WORTH VALUE ESTIMATES

The present worth values of the crude oil, natural gas and natural gas products reserves were obtained by employing future production and revenue analyses. The future crude oil production was in each instance predicated on a forecast of allowable rates and/or anticipated performance characteristics of the individual wells and reservoirs in question. The future natural gas production was predicated on the provisions of the natural gas purchase contracts where such contracts were available with consideration to the historical producing rates and the estimated deliverability. In those areas where shut-in natural gas reserves exist commencement of production was based on the proximity to a pipeline connection and the relevant factors relating to the future marketing of the reserves. The future production of gas-cap reserves was assumed to occur near the end of the oil producing life. Solution gas production was based on the forecast of the oil producing rates and producing gas-oil ratios. The natural gas products production forecasts were based on the anticipated recoveries of these products from the produced natural gas.

The Company's gross share of future crude oil revenue was derived by employing the Company's gross share of production and the forecast Cromer medium and Edmonton light crude oil price less the historical quality and transportation price differential for each respective field. The forecast natural gas prices with an adjustment for the heating value of the gas were employed to calculate the gross share of future natural gas revenues. The forecast Edmonton natural gas products prices with adjustments to reflect historical price differentials realized by the Company in each respective property were employed to calculate the gross share of natural gas products revenues. Royalties and mineral taxes payable to the Crown were estimated based on the methods in effect as of January 1, 2003. Freehold and overriding royalties payable to others were estimated based on the indicated applicable rates. In those cases where a proportionate share of the natural gas gathering and processing charges were indicated to be payable by the Crown or royalties owned by others, these charges have been deducted in determining the net royalties payable.

In all cases, estimates of the applicable capital expenditures and operating costs with an allowance for inflation were deducted in arriving at the Company's share of future net revenues. No allowance for future well abandonment costs was made for any of the Company's working interest wells or for the abandonment of any facilities. The present worth values were then obtained by employing 10, 12, 15 and 20 percent nominal annual discount rates compounded annually. No allowances were made for income tax or the Saskatchewan Corporation Capital Tax Surcharge.

The estimated present worth values of the proved plus probable additional reserves were obtained by employing future production and revenue analyses on a total proved plus probable reserve basis. All additional costs required to recover the probable additional reserves were included in the revenue forecasts. It should be pointed out that no allowance was made for any risk associated with the probable reserves in this report other than in the present worth value summary in the covering letter.

Summaries of the Company's share of remaining reserves together with forecast future revenues, royalties, taxes, operating and capital costs, cash flow and present worth values are presented in detailed tabulations in Appendices 1 to 7.

RESERVE DEFINITIONS

Crude Oil

A mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

Synthetic Oil

Oil derived from the upgrading of crude bitumen or by chemical modification of coal or other materials and which is largely interchangeable with conventional crude oil as a refinery feedstock.

Natural Gas

The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

Natural Gas Liquids

Those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

Sulphur

Elemental sulphur removed from the produced natural gas by processing through an extraction plant.

Remaining Reserves

Remaining reserves are those quantities of crude oil, natural gas, natural gas liquids and sulphur remaining after deducting those quantities produced up to the reference date of the study.

Gross Reserves

The total of the Company's working interests and/or royalty interests share of reserves before deducting royalties owned by others.

Net Reserves

The total of the Company's working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others.

Royalties

The term royalties, as used in this report, refers to royalties paid to others. The royalties deducted from the reserves are based on the royalty percentage calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling price the price forecasts for the individual properties in question has been employed.

Proved Reserves

Those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Reserves assigned to non-producing zones in producing wells

were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Comments:

1. Where reserves are clearly known to exist in a reservoir and would be physically recoverable but cannot be termed "proved reserves" because they are not commercially recoverable due to their remote location (i.e. frontier reserves), these reserves are itemized separately in the report and their special circumstances fully explained.
2. Zones which have not been completed but which are interpreted to be productive from well logs (or core analyses) and which have conclusive drill stem tests or other production tests indicating economic producing rates are considered to be proved providing there is a high degree of certainty that these reserves will be produced.
3. Zones interpreted to be productive from well logs (or core analyses) either completed or behind pipe but which have not been tested or have inconclusive tests are considered proved only if offsetting wells indicate favorable tests or productive characteristics from this zone and there is a high degree of certainty that these reserves will be produced because of favorable reservoir characteristics.
4. The proved recovery efficiencies for presently shut-in reserves are estimated from theoretical considerations or by analogy to the nearest similar zone or area. In all cases the productive capacities of the individual wells or reservoirs in question are taken into account.
5. The proved natural gas reserves may be based on the assumption that additional compressor horsepower will be installed to achieve lower abandonment pressures providing there is a high degree of certainty that such action will be taken.
6. An allowance for increased recoveries in enhanced recovery (water-flood, solvent-flood, etc.) projects is made only on the basis of demonstrated more favorable performance from the project in question or from similar projects in like reservoirs. Increased proved recoveries may be assigned prior to the installation of the facilities if in our opinion there is a high degree of certainty that such facilities will be installed in the future. A gradual transfer of reserves from a probable additional to a proved category is usually made in such projects as more performance history is obtained. The assignment of higher recovery factors to these projects by regulatory authorities does not necessarily provide a basis for increased proved recoveries since such assignments must often be made prior to obtaining indicative performance history in order to provide sufficient incentives to institute such schemes.
7. Natural gas liquids and sulphur reserves are based on the recoveries of these products from the proved natural gas reserves and are dependent on current plant efficiencies. In the case of shut-in wells the reserves are based on analyses of the raw natural gas and anticipated extraction efficiencies.

Proved Producing Reserves

Those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Proved Non-Producing Reserves

Those non-producing proved reserves recoverable from existing wells that require relatively minor capital expenditures to produce.

Proved Undeveloped Reserves

Those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

Probable Additional Reserves

Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Comments:

1. The probable additional natural gas reserves are based on the potential productive areas of the natural gas reservoirs in question which could not be deemed proved at this time as well as those solution gas reserves commercially recoverable from the probable additional crude oil reserves.
2. The probable additional reserves of natural gas liquids and sulphur were considered to be those reserves recoverable from the probable additional natural gas reserves.
3. Portions of the zones which have questionable potential based on well log interpretations (or core analyses) and which have not been indicated productive by conclusive tests are considered to be probable additional.

National Fuel Exploration Corp. - SE Saskatchewan Properties

Table 1

Forecast of Production and Revenue - Company Share
McDaniel May 1, 2003 Esc. Prices as of January 1,2003

Total Proved Reserves

Total Of All Areas

		Crude Oil			Natural Gas			Natural Gas Liquids			
Year	No.Of Wells	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Annual Volume mmcf	Sales Price $/mcf	Sales Revenue M$	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Gross Revenue M$
2003	467.1	2328.6	35.60	82891.5	70.7	7.23	511.2	19.8	30.82	610.8	84013.5
2004	451.6	1973.7	31.27	61711.1	58.9	5.75	338.3	17.6	25.32	446.7	62496.1
2005	431.9	1729.2	30.71	53096.8	50.1	5.15	257.8	16.2	24.20	393.0	53747.6
2006	397.1	1450.7	29.09	42197.6	42.7	4.90	209.2	14.0	22.50	315.5	42722.3
2007	374.8	1249.7	29.38	36714.3	36.9	4.75	175.3	12.4	22.71	281.8	37171.5
2008	347.9	1092.4	29.98	32750.8	33.2	4.80	159.4	11.0	23.20	254.7	33165.0
2009	309.4	933.2	30.52	28480.1	29.8	4.90	146.2	8.9	23.75	210.9	28837.2
2010	276.6	812.4	31.08	25246.9	26.5	5.00	132.5	8.1	24.22	195.5	25574.9
2011	242.8	691.2	31.65	21878.4	20.1	5.14	103.5	7.4	24.69	183.0	22164.9
2012	214.1	588.1	32.16	18913.4	10.3	5.19	53.4	6.8	25.17	172.4	19139.3
2013	203.8	529.9	32.88	17420.8	9.5	5.29	50.3	6.3	25.71	161.7	17632.8
2014	191.8	466.9	33.46	15622.2	8.9	5.39	48.2	5.4	26.14	142.5	15812.8
2015	179.1	420.6	34.05	14323.8	8.1	5.49	44.4	4.9	26.72	131.4	14499.7
2016	168.9	375.5	34.64	13008.5	7.7	5.59	43.0	4.3	27.23	117.9	13169.4
2017	152.6	337.3	35.33	11916.0	7.3	5.69	41.6	4.0	27.59	109.8	12067.5
REM.	30.6	1861.6	39.20	72974.1	85.5	6.18	528.3	26.5	29.45	781.9	74284.4
TOTAL		**16840.9**	**32.61**	**549146.6**	**506.2**	**5.62**	**2842.6**	**173.8**	**25.94**	**4509.6**	**556498.8**

	Crown Royalties			Freehold Royalties			Overriding Royalties					
Year	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Mineral Tax M$	Total Royalty & Taxes M$	Total Royalty & Taxes %
2003	6830.2	-0.0	6830.2	4293.1		4293.1	773.5		773.5	5206.1	17102.9	20.36
2004	4531.4	-0.0	4531.4	3214.0		3214.0	551.8		551.8	3322.0	11619.2	18.59
2005	3611.9		3611.9	2790.2	0.0	2790.2	502.9	0.0	502.9	2470.9	9376.0	17.44
2006	2683.4	-0.0	2683.4	2164.4		2164.4	360.3		360.3	1733.6	6941.6	16.25
2007	2277.9		2277.9	1831.7		1831.7	299.0	-0.0	299.1	1306.0	5714.6	15.37
2008	1993.7		1993.7	1586.6		1586.6	257.1		257.1	1048.1	4885.5	14.73
2009	1695.6	-0.0	1695.6	1333.5		1333.5	210.6	-0.0	210.6	806.5	4046.3	14.03
2010	1474.7		1474.7	1160.1	0.0	1160.1	126.8		126.8	615.0	3376.5	13.20
2011	1222.7		1222.7	1019.8	0.0	1019.8	73.1		73.1	458.3	2773.9	12.51
2012	985.0		985.0	899.8		899.8	46.4		46.4	327.6	2258.9	11.80
2013	851.7		851.7	815.4		815.4	43.5	0.0	43.5	239.6	1950.2	11.06
2014	688.0	0.0	688.0	730.6		730.6	41.4		41.4	111.8	1571.7	9.94
2015	597.6		597.6	665.6	0.0	665.6	38.3		38.3	82.7	1384.2	9.55
2016	500.9		500.9	586.2		586.2	35.0		35.0	55.7	1177.7	8.94
2017	433.0		433.0	526.9		526.9	33.6		33.6	37.7	1031.3	8.55
REM.	4149.4		4149.4	2376.5	-0.0	2376.6	407.6		407.6	400.7	7334.3	9.87
TOTAL	**34526.9**	**-0.0**	**34527.0**	**25994.5**	**0.0**	**25994.4**	**3800.8**		**3800.8**	**18222.0**	**82544.7**	**14.83**

			Capital Costs			Net Revenues After Costs		
Year	Operating Costs M$	Net Op. Income M$	Drilling & Compl M$	Equip & Facility M$	Total Capital M$	Annual M$	Cum M$	PWV @15.0% M$
2003	23820.1	43090.5				43090.5	43090.5	40181.9
2004	22960.0	27916.9	2372.1	1187.1	3559.2	24357.8	67448.3	19751.1
2005	22052.9	22318.7	758.8	346.0	1104.7	21214.0	88662.3	14958.1
2006	20343.4	15437.3				15437.3	104099.5	9465.1
2007	19214.5	12242.4				12242.3	116341.9	6527.1
2008	18235.8	10043.7				10043.7	126385.6	4656.4
2009	16575.0	8215.9				8215.9	134601.5	3312.2
2010	15390.6	6807.7				6807.7	141409.2	2386.5
2011	13831.0	5560.0				5560.0	146969.2	1694.9
2012	12151.9	4728.4				4728.4	151697.7	1253.4
2013	11792.0	3890.6				3890.6	155588.3	896.8
2014	11038.5	3202.5				3202.5	158790.8	641.9
2015	10480.9	2634.7				2634.7	161425.5	459.2
2016	10117.8	1873.9				1873.9	163299.4	284.0
2017	9442.9	1593.3				1593.3	164892.7	210.0
REM.	57492.0	9458.1				9458.1	174350.7	632.0
TOTAL	**294939.4**	**179014.6**	**3130.9**	**1533.0**	**4663.9**	**174350.7**		**107310.3**

	Remaining Reserves		Remaining Present Worth Value - M$			
Product	Gross	Net	@10.0%	@12.0%	@15.0%	@20.0%
Crude Oil (mbbl)	16841.2	14895.8	117837.9	111801.8	104070.4	93785.8
Natural Gas (mmcf)	506.2	486.3	1614.7	1509.0	1380.3	1218.8
Natural Gas Liquids (mbbl)	174.0	156.7	2243.3	2069.4	1859.9	1602.5
Total			**121695.9**	**115380.1**	**107310.5**	**96607.1**

National Fuel Exploration Corp. - SE Saskatchewan Properties

Forecast of Production and Revenue - Company Share
McDaniel May 1, 2003 Esc. Prices as of January 1,2003

Total Proved & Probable Reserves - Unrisked

Total Of All Areas

		Crude Oil			Natural Gas			Natural Gas Liquids			
Year	No.Of Wells	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Annual Volume mmcf	Sales Price $/mcf	Sales Revenue M$	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Gross Revenue M$
2003	467.2	2361.9	35.60	84073.5	71.5	7.23	517.0	20.0	30.83	617.9	85208.4
2004	457.9	2091.9	31.28	65429.5	63.5	5.74	364.5	18.2	25.33	460.5	66254.5
2005	457.0	2099.0	30.81	64676.3	55.7	5.15	286.7	21.3	24.08	513.7	65476.8
2006	420.8	1729.7	29.20	50500.6	47.5	4.90	233.0	17.9	22.44	401.2	51134.8
2007	400.4	1473.2	29.48	43424.8	41.4	4.75	196.9	15.4	22.64	347.5	43969.3
2008	378.8	1286.1	30.06	38661.3	36.8	4.80	176.7	13.4	23.15	311.1	39149.1
2009	345.3	1103.3	30.63	33793.4	33.6	4.90	164.6	11.1	23.62	262.9	34220.8
2010	317.7	969.7	31.22	30268.8	30.0	5.00	149.6	9.8	24.12	237.1	30655.6
2011	298.4	868.3	31.82	27626.1	27.2	5.15	140.2	8.9	24.64	219.8	27986.0
2012	280.0	771.2	32.41	24992.6	22.4	5.24	117.3	8.2	25.14	205.4	25315.3
2013	259.2	689.3	33.11	22821.3	19.3	5.34	103.1	7.5	25.66	193.2	23117.5
2014	230.6	583.4	33.65	19631.8	17.9	5.44	97.5	6.4	26.22	167.5	19896.9
2015	206.2	510.8	34.17	17451.2	16.4	5.54	91.1	5.4	26.68	145.2	17687.5
2016	179.9	434.3	34.59	15024.7	7.9	5.59	44.1	5.0	27.18	135.4	15204.2
2017	170.3	398.0	35.29	14044.0	7.5	5.69	42.7	4.6	27.68	126.5	14213.2
REM.	35.6	2182.0	38.91	84909.1	72.6	6.16	447.4	31.8	29.55	938.7	86295.3
TOTAL		**19552.1**	**32.60**	**637328.9**	**571.2**	**5.55**	**3172.4**	**204.9**	**25.78**	**5283.6**	**645785.1**

	Crown Royalties			Freehold Royalties			Overriding Royalties					
Year	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Mineral Tax M$	Total Royalty & Taxes M$	Total Royalty & Taxes %
2003	6957.9		6957.9	4370.8		4370.8	786.0		786.0	5372.9	17487.6	20.52
2004	4762.3		4762.3	3372.6		3372.6	641.3		641.3	3550.7	12326.9	18.61
2005	4519.2		4519.2	3471.8		3471.8	671.6		671.6	2917.7	11580.3	17.69
2006	3579.8	-0.0	3579.8	2573.1		2573.1	457.8		457.8	2245.6	8856.4	17.32
2007	2969.8	-0.0	2969.8	2122.9		2122.9	372.3		372.3	1723.8	7188.8	16.35
2008	2549.3	0.0	2549.3	1844.2	-0.0	1844.2	320.8		320.8	1401.4	6115.6	15.62
2009	2151.0		2151.0	1556.1		1556.1	271.5	-0.0	271.5	1081.3	5059.9	14.79
2010	1863.0		1863.0	1353.4	0.0	1353.4	220.0		220.0	892.0	4328.5	14.12
2011	1607.0		1607.0	1235.2	0.0	1235.2	191.7		191.7	679.5	3713.3	13.27
2012	1325.7	-0.0	1325.8	1147.1	0.0	1147.1	161.5		161.5	533.6	3167.9	12.51
2013	1159.0		1159.0	1065.2		1065.2	138.0		138.0	405.7	2768.0	11.97
2014	915.7		915.7	897.2		897.2	76.0		76.0	241.5	2130.4	10.71
2015	792.5		792.5	789.8		789.8	57.7		57.7	158.6	1798.7	10.17
2016	657.6		657.6	692.8	-0.0	692.8	36.0	0.0	36.0	116.0	1502.4	9.88
2017	566.3		566.3	643.0		643.0	34.7		34.7	86.7	1330.8	9.36
REM.	4174.1	-0.0	4174.1	3203.9		3203.9	365.0		365.0	269.6	8012.7	9.29
TOTAL	**40550.2**	**-0.0**	**40550.2**	**30339.0**	**0.0**	**30339.0**	**4801.7**		**4801.7**	**21676.6**	**97368.1**	**15.08**

			Capital Costs			Net Revenues After Costs		
Year	Operating Costs M$	Net Op. Income M$	Drilling & Compl M$	Equip & Facility M$	Total Capital M$	Annual M$	Cum M$	PWV @15.0% M$
2003	23878.8	43842.1				43842.1	43842.1	40882.9
2004	23451.2	30476.4	4837.9	2181.7	7019.5	23456.9	67299.0	19020.6
2005	23671.9	30224.5	6572.0	2753.8	9325.8	20898.8	88197.8	14735.8
2006	21846.6	20431.8				20431.8	108629.5	12527.4
2007	20814.6	15965.8				15965.8	124595.4	8512.3
2008	19881.8	13151.7				13151.7	137747.0	6097.3
2009	18437.8	10723.1				10723.1	148470.1	4323.0
2010	17423.0	8903.9				8903.9	157374.0	3121.3
2011	16782.3	7490.3				7490.3	164864.3	2283.3
2012	15977.0	6170.4				6170.4	171034.8	1635.6
2013	15008.9	5340.7				5340.7	176375.5	1231.0
2014	13754.0	4012.5				4012.5	180388.0	804.2
2015	12695.2	3193.6				3193.6	183581.5	556.6
2016	10704.3	2997.5				2997.5	186579.0	454.3
2017	10410.9	2471.5				2471.5	189050.5	325.7
REM.	66644.7	11637.8				11637.8	200688.3	826.0
TOTAL	**331382.9**	**217033.5**	**11409.9**	**4935.5**	**16345.4**	**200688.3**		**117337.3**

	Remaining Reserves		Remaining Present Worth Value - M$			
Product	Gross	Net	@10.0%	@12.0%	@15.0%	@20.0%
Crude Oil (mbbl)	19552.4	17256.5	130570.2	123135.9	113685.4	101263.8
Natural Gas (mmcf)	571.2	547.5	1803.5	1677.8	1524.2	1331.7
Natural Gas Liquids (mbbl)	205.1	184.6	2587.4	2378.9	2127.6	1819.1
Total			**134961.1**	**127192.6**	**117337.3**	**104414.6**

59

Burnet, Duckworth & Palmer LLP
Law Firm

Reply to: Shannon M. Gangl
Direct Phone: (403) 260-0279
Direct Fax: (403) 260-0337
smg@bdplaw.com

Assistant: Lisa Walker
Direct Phone: (403) 260-0132
Our File: 57686-7

DELIVERED VIA SEDAR

September 3, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland Securities Commission
Prince Edward Island Securities Commission
Northwest Territories Securities Commission
Yukon Securities Commission
Nunavit Securities Commission

Dear Sirs:

Re: Harvest Energy Trust ("Harvest" or the "Trust")
- Preliminary Prospectus dated September 3, 2003 ("Preliminary Prospectus")

We act as counsel to Harvest in connection with the above referenced matter and hereby elect to file the Preliminary Prospectus under the Mutual Reliance Review System ("MRRS"). Alberta is the principal jurisdiction for Harvest under the MRRS. Alberta was chosen as the principal regulator as the Trust's head office is located in Alberta.

In connection with the above referenced filing, we hereby confirm the following:

(a) materials, including all required translations, have been filed with all non-principal regulators that have not opted out of the MRRS for the materials;

(b) in respect of each filing jurisdiction, we have filed all documents required to be filed or delivered under the local securities legislation and we have been advised that the Corporation is not subject to a cease trade order issued by a local securities regulatory authority; and

(c) one of the underwriter's signing the Certificate of the Underwriters is registered in each jurisdiction in which the trust units of Harvest will be offered to purchasers.

In accordance with National Policy 43-201, we enclose via SEDAR the following documents:

1. a copy of the Preliminary Prospectus in the English language;

BD&P
1400, 350-7th Avenue S.W.
Calgary, Alberta
Canada T2P 3N9
Phone: (403) 260-0100
Fax: (403) 260-0332
www.bdplaw.com

Frank L. Burnet Q.C. (1890-1982)
Thomas J. Duckworth Q.C., Counsel

2. a copy of the Preliminary Prospectus in the French language;

3. auditors' negative assurance letter regarding the unsigned Harvest financial statements containedin the Preliminary Prospectus;

4. Form 41-501F2 consent re collection of personal information and summary of personal information for the directors and officers of Harvest Operations Corp.;

5. an independent engineering evaluation of the reserves associated with the oil and natural gas assets of Harvest as at January 1, 2003 prepared by McDaniel & Associates Consultants Ltd.;

6. an independent engineering evaluation of the reserves associated with the oil and natural gas assets to be acquired by Harvest pursuant to the significant probable acquisition described in the Preliminary Prospectus as at January 1, 2003 prepared by McDaniel & Associates Consultants Ltd.;

7. an independent valuation dated July 24, 2003 of the undeveloped lands of Harvest effective July 1, 2003 prepared by Seaton-Jordon & Associates Ltd.; and

8. an independent valuation dated July 24, 2003 of the undeveloped lands of to be acquired by Harvest pursuant to the significant probable acquisition described in the Preliminary Prospectus effective July 1, 2003 prepared by Seaton-Jordon & Associates Ltd.

Most of the material contracts referred to in the Preliminary Prospectus have not been previously filed. The balance of the contracts have not been filed due to confidentiality restrictions.

If you have any comments or questions with respect to the foregoing, please do not hesitate to contact the writer at (403) 260-0279.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) *"Shannon M. Gangl"*

Shannon M. Gangl

SMG\lm

60

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST CONFIRMS OCTOBER 15th, 2003 CASH DISTRIBUTION OF $0.20 PER UNIT

SEPTEMBER 16th, 2003

Calgary, September 16th, 2003 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") announces that a cash distribution of $0.20 per trust unit will be paid on October 15th, 2003 to Unitholders of record on September 30th, 2003. Harvest trust units are expected to commence trading on an ex-distribution basis on September 26th, 2003. This distribution amount represents Distributable Cash earned in the month of September 2003.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality medium and heavy gravity crude oil properties in East Central Alberta, and its hands-on operating strategy underpin Harvest's objective to deliver consistent returns to Unitholders.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

61

UNDERWRITING AGREEMENT

October 7, 2003

Harvest Energy Trust
by its attorney Harvest Operations Corp
Suite 2400, 500 – 4th Avenue S.W.
Calgary, Alberta
T2P 3N9

04 MAR -9 AM 7:21

Dear Sirs:

Re: Offering of Trust Units of Harvest Energy Trust

National Bank Financial Inc., CIBC World Markets Inc., FirstEnergy Capital Corp. and Haywood Securities Inc. (collectively, the "**Underwriters**") understand that Harvest Energy Trust (the "**Trust**") is an unincorporated open ended investment trust established pursuant to the laws of Alberta and pursuant to an amended and restated trust indenture dated September 27, 2002 and that the Trust qualifies as a "unit trust" and a "mutual fund trust" for the purposes of the *Income Tax Act* (Canada). We understand that the Trust proposes to create, issue and sell 3,750,000 Trust Units (as hereinafter defined) (the "**Firm Units**") as described in the Prospectus (as hereinafter defined) of the Trust executed concurrently with this Agreement.

The Underwriters further understand that Harvest Operations Corp. ("**Harvest**"), a wholly-owned subsidiary of the Trust, is responsible for the management of the Trust and provides administrative and other services to the Trust and that the Trust will use the proceeds from the Units (as hereafter defined) to finance part of the purchase price of the New Properties Acquisition (as hereinafter defined). The Underwriters also understand that the Trust intends to file, without delay and on the terms and conditions set out herein, with the Securities Commissions (as hereinafter defined) the Prospectus and all necessary related documentation in order to qualify the Units (as hereinafter defined) for distribution (as hereinafter defined) in each of the provinces of Canada (the "**Qualifying Provinces**").

Upon and subject to the terms, conditions, representations and warranties contained herein, the Underwriters hereby severally and not jointly, in the respective percentages set forth in Section 17.1 hereof, offer to purchase from the Trust and, by its acceptance hereof, the Trust agrees to sell to the Underwriters at the Closing Time (as hereinafter defined) all, but not less than all, of the Firm Units for a purchase price of $12.00 per Trust Unit, being an aggregate purchase price of $45,000,000 which purchase price shall be payable by the Underwriters at the Closing Time.

Upon and subject to the terms and conditions contained herein, the Trust hereby grants to the Underwriters (in accordance with the percentages set forth in Section 17.1 hereof) an over-allotment option (the "**Option**"), for the purposes of covering over-allotments, if any, and market stabilization, to purchase, severally and not jointly, up to an additional 562,500

Trust Units (the "**Option Units**") for a purchase price of $12.00 per Trust Unit upon the terms and conditions set forth herein. The Option may be exercised, in whole or in part, at any time until 30 days following the Closing Date (as hereinafter defined) by written notice (the "**Option Notice**") from National Bank Financial Inc., on behalf of the Underwriters, to the Trust not later than two business days prior to exercise, setting forth the aggregate number of Option Units to be purchased at the Option Closing Time (as hereinafter defined). Pursuant to the Option Notice, the Underwriters shall purchase and the Trust shall issue and sell the number of Option Units indicated in such notice in accordance with the provisions hereof.

In consideration of the Underwriters' agreement to purchase the Firm Units and to offer them to the public, which agreement will result from the Trust's acceptance of this offer, and in consideration of the services rendered and to be rendered by the Underwriters in connection herewith, the Trust agrees to pay to the Underwriters at the Closing Time a fee of $2,700,000 (the "**Firm Underwriting Fee**"), against receipt of the purchase price for the Firm Units. A further fee of $0.72 per Option Unit (the "**Option Underwriting Fee**") for the Option Units purchased by the Underwriters, if any, will be paid by the Trust at the Option Closing Time. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to Goods & Services Tax provided for in the *Excise Tax Act* (Canada) as any taxable supplies provided will be incidental to the exempt financial services provided.

TERMS AND CONDITIONS

The following are the terms and conditions of the agreement among the Trust, Harvest and the Underwriters:

1. Definitions and Interpretation

1.1 In this Agreement, unless the context otherwise requires:

(a) "**Agreement**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions mean and refer to, respectively, the agreement among the Trust, Harvest and the Underwriters resulting from the acceptance by the Trust and Harvest of the offer made by the Underwriters by this letter and not to any particular section or other part of this Agreement;

(b) "**ASC**" means the Alberta Securities Commission;

(c) "**business day**" means any day, other than a Saturday or Sunday, on which banks are open for business in Calgary, Alberta;

(d) "**Claim**" has the meaning ascribed thereto in Section 11.2;

(e) "**Closing**" means the completion of the issue and sale by the Trust and the purchase by the Underwriters of the Firm Units (and to the extent completed at the same time, any Option Units) pursuant to this Agreement;

(f) "**Closing Date**" means October 16, 2003 or such other date as the parties hereto may mutually agree upon in writing, provided that in no event shall the Closing occur later than October 31, 2003;

(g) "**Closing Time**" means 6:45 a.m. (Calgary time) on the Closing Date or such other time on the Closing Date as the parties hereto may mutually agree;

(h) "**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as those terms are defined under applicable Securities Laws, and "**distribute**" has a corresponding meaning;

(i) "**Distribution Period**" means the period from the date hereof to the completion of the distribution of the Units, including the Option Units, and for greater certainty the Distribution Period shall not terminate prior to the earlier of the exercise or expiration of the Option;

(j) "**Drip Plan**" means the Distribution Reinvestment Optional Unit Purchase Plan of the Trust;

(k) "**Exchange**" means The Toronto Stock Exchange;

(l) "**Financial Information**" means collectively:

(i) the consolidated financial statements of the Trust, consisting of the audited balance sheet of the Trust as at December 31, 2002, the consolidated statement of income and accumulated income and the consolidated statement of cash flows for the period from July 10, 2002 (date of formation) to December 31, 2002, together with the auditors' report thereon and the notes thereto, and the unaudited consolidated balance sheet of the Trust as at June 30, 2003, the consolidated statement of income and accumulated income and the consolidated statement of cash flows for the three and six months ended June 30, 2003 together with the notes thereto as contained in the Prospectus **(the "Financial Statements")**;

(ii) the unaudited pro forma consolidated financial statements of the Trust, consisting of the pro forma consolidated balance sheet of the Trust as at June 30, 2003, and the pro forma consolidated statements of income of the Trust for the six months ended June 30, 2003 and the year ended December 31, 2002, together with the compilation report thereon and the notes thereto, as contained in the Prospectus;

(iii) the schedule of revenue and expenses for the Initial Properties acquired from Devon Canada Corporation for each of the years ended December 31, 2001, 2000 and 1999, together with the auditors' report thereon and notes thereto, and for each of the six months ended June 30, 2002 and 2001 as contained in the Prospectus;

(iv) the schedule of revenue and expenses for the Additional Properties acquired from Anadarko Canada Corporation for each of the years ended December 31, 2001, 2000 and 1999, together with the auditors' report thereon and notes thereto, and for each of the nine months ended September 30, 2002 and 2001 as contained in the Prospectus; and

(v) the schedule of revenue and expenses for the New Properties for each of the years ended December 31, 2002, 2001 and 2000, together with the auditors' report thereon and notes thereto, and for the six months ended June 30, 2003 as contained in the Prospectus;

(m) "**Income Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, in each case as amended;

(n) "**Indemnified Parties**" has the meaning ascribed thereto in Section 11.1;

(o) "**Indemnitors** " has the meaning ascribed thereto in Section 11.1;

(p) "**Lead Underwriter**" means National Bank Financial Inc.;

(q) "**New Properties**" means various working, royalty, proprietary, 3D seismic and other interests to be acquired pursuant to the New Properties Acquisition Agreement;

(r) "**New Properties Acquisition**" means the acquisition of the New Properties pursuant to the New Properties Acquisition Agreement;

(s) "**New Properties Acquisition Agreement**" means the agreement of purchase and sale between a senior oil and natural gas partnership and the Corporation dated effective October 1, 2003 relating to the purchase of the New Properties, including any amendments thereto;

(t) "**Material Agreements**" means, collectively, (i) this Agreement; and (ii) the Relevant Agreements;

(u) "**material change**", "**material fact**" and "**misrepresentation**" have the meanings attributed thereto under applicable Securities Laws;

(v) "**Mutual Reliance Procedures**" means the mutual reliance review system procedures provided for under National Policy 43-201, Mutual Reliance

Review System for Prospectuses and Annual Information Forms, of the Securities Commissions and the securities regulatory authorities of the territories of Canada;

(w) "**Option Closing**" means the completion of the issue and sale by the Trust and the purchase by the Underwriters of any Option Units pursuant to this agreement, provided that where the Option Closing Date is the Closing Date, the Option Closing shall be the Closing;

(x) "**Option Closing Date**" means the date, which shall be a business day, as set out in the Option Notice, provided that if the Option is exercised at least two business days prior to the Closing Date, the Option Closing Date shall be the Closing Date;

(y) "**Option Closing Time**" means 6:45 a.m. (Calgary time) on the Option Closing Date;

(z) "**Option Expiry Date**" means the date which is 30 days following the Closing Date;

(aa) "**Preliminary Prospectus**" means the preliminary prospectus of the Trust dated September 3, 2003 in both the English and French language versions thereof, unless the context otherwise requires, relating to the qualification for distribution of the Units which has been filed with the Securities Commission in each of the Qualifying Provinces;

(bb) "**Prospectus**" means the (final) prospectus of the Trust dated October 7, 2003 in both the English and French language versions thereof, unless the context otherwise requires relating to the qualification for distribution of the Units to be filed with the Securities Commission in each of the Qualifying Provinces;

(cc) "**Public Record**" means all information filed by and on behalf of the Trust with the Securities Commissions including, without limitation, the Preliminary Prospectus, the Final Prospectus and any other information filed with any Securities Commission in compliance, or intended compliance, with any applicable Securities Laws;

(dd) "**Relevant Agreements**" means the New Properties Acquisition Agreement, together with any agreement the form of which is contained in a Schedule, Appendix or Exhibit to such agreement, or pursuant to which the New Property Acquisition is completed;

(ee) "**Securities Commissions**" means, collectively, the applicable securities commissions or similar securities regulatory authorities in each of the Qualifying Provinces;

(ff) "**Securities Laws**" means, collectively, the applicable securities laws of each of the Qualifying Provinces and the respective regulations and rules made thereunder together with all applicable published policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated hereunder;

(gg) "**Supplementary Material**" means, collectively, any amendment or supplement to the Preliminary Prospectus or the Prospectus or any other supplementary, additional or ancillary material, information, evidence, return, report, application, statement or other document that may be filed by or on behalf of the Trust under the laws of Canada or any Qualifying Province or by the Securities Laws;

(hh) "**Trust Indenture**" means the Amended and Restated Trust Indenture dated September 27, 2002 pursuant to which the Trust has been established, as such indenture may be further amended by supplemental indentures from time to time;

(ii) "**Trust Units**" means the trust units in the Trust created, issued and certified under the Trust Indenture representing equal undivided beneficial interests in the Trust, and for greater certainty includes the Units to be sold pursuant to this Agreement;

(jj) "**Trustee**" means Valiant Trust Company, a trust company duly registered to carry on business in all of the Qualifying Provinces, and its successors, as trustee of the Trust;

(kk) "**Underwriting Fee**" means, collectively, the Firm Underwriting Fee and the Option Underwriting Fee payable in respect of the Units purchased by the Underwriters at the relevant time;

(ll) "**Units**" means the Firm Units and, if the Option is exercised, the Option Units that the Underwriters have agreed to purchase pursuant to the exercise of the Option; and

(mm) "**WEI**" means Westcastle Energy Inc., a wholly-owned subsidiary to the Trust.

1.2 Words defined in the Prospectus and used herein shall, unless otherwise stated or the context otherwise requires, have the meaning ascribed thereto in the Prospectus.

1.3 Unless otherwise stated, any reference in this Agreement to any section, paragraph, subparagraph or schedule shall refer to a section, paragraph, subparagraph or schedule of this Agreement.

1.4 Words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders.

2. Filing of Prospectus

2.1 The Trust shall prepare and file the Prospectus and all other documents required (in the English and French languages, as appropriate) under the Securities Laws with each of the Securities Commissions, and obtain a final decision document from the ASC, as principal regulator, under the Mutual Reliance Procedures evidencing that a receipt has been issued for the Prospectus by each of the Securities Commissions, and otherwise fulfill all legal, regulatory, stock exchange and other requirements, to the satisfaction of counsel to the Underwriters, acting reasonably, to enable the Units to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Province, not later than 5:00 p.m. (Calgary time) on October 7, 2003 (or such later date or time as may be agreed to in writing by the Underwriters).

2.2 Prior to the filing of each of the Preliminary Prospectus and the Prospectus and thereafter, during the Distribution Period, prior to the filing with any Securities Commissions of any Supplementary Material, the Trust and Harvest shall have allowed the Underwriters to participate fully in the preparation of, and to approve the form of, such documents and shall have allowed the Underwriters and their advisors and representatives to conduct all due diligence investigations which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable them to execute responsibly the certificate required to be executed by them in the Preliminary Prospectus, the Prospectus and in any Supplementary Material.

2.3 During the Distribution Period, the Trust and Harvest shall promptly take all additional steps and proceedings that from time to time may be required under the Securities Laws to continue to qualify the Units for distribution in each of the Qualifying Provinces or, in the event that the Units have, for any reason, ceased to so qualify, to again qualify the Units for distribution.

3. Delivery of Prospectus and Related Documents

3.1 The Trust and Harvest shall deliver or cause to be delivered to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of the Prospectus, a copy of the Prospectus, in each of the English and French languages, signed and certified as required by the Securities Laws;

(b) as soon as they are available, copies of the English and French language versions, as applicable, of any Supplementary Material required to be prepared and filed under Securities Laws, signed and certified as required by the Securities Laws;

(c) at the time of delivery to the Underwriters pursuant to this Section 3.1 of the French language version of the Prospectus;

(i) an opinion of counsel in Quebec dated the date of the Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, Underwriters' counsel, the Trust and Harvest, to the effect that the French language version of the Prospectus (except for the Financial Information, as to which no opinion need to be expressed by Quebec counsel) is, in all material respects, a complete and accurate translation of the English language version thereof and that the English and French language versions are not susceptible of any materially different interpretation with respect to any matter contained therein; and

(ii) an opinion dated the date of the Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, Underwriters' counsel, the Trust and Harvest, from KPMG LLP, the auditors of the Trust, to the effect that the French language version of the Financial Information in the Prospectus is, in all material respects, a complete and proper translation of the English language version thereof;

(d) at the time any Supplementary Material is delivered, an opinion by either the counsel or auditors referred to in subsection (c) above as to the French version thereof and to the same effect as the opinions required to be delivered pursuant to subsection (c);

(e) at the time of delivery to the Underwriters pursuant to this Section 3.1 of the Prospectus, a comfort letter dated the date of the Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters from KPMG LLP, the auditors of the Trust, with respect to the financial and accounting information contained in the Prospectus, which comfort letter shall be based on a review by the applicable auditors having a cut-off date of not more than two business days prior to the date of the comfort letter, and which letter shall be in addition to any comfort or consent letters which must be filed with securities regulatory authorities pursuant to applicable Securities Laws; and at the time any Supplementary Material is delivered, a similar comfort letter shall be delivered by the applicable auditor with respect to the financial and accounting information in such Supplementary Material, which comfort letter shall be based on a review by

such auditors having a cut-off date of no more than two business days prior to the date of such comfort letter;

(f) at the time of filing of the Prospectus, the Trust shall cause its counsel, Burnet, Duckworth & Palmer LLP, to deliver to the Underwriters and their counsel a legal opinion dated and delivered at such time, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, to the effect that:

(i) the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations", subject to the qualifications, assumptions and restrictions set out thereunder, constitute a fair summary of the principal Canadian federal income tax considerations pursuant to the Income Tax Act generally applicable to a person who acquires Trust Units pursuant to the Prospectus and who, for the purposes of the Income Tax Act, is resident in Canada, holds the Trust Units as capital property and deals at arm's length with the Trust and Harvest and is not affiliated with the Trust or Harvest; and

(ii) subject to the qualifications, assumptions and restrictions set out under "Canadian Federal Income Tax Considerations" in the Prospectus, the Trust Units are qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the Income Tax Act, and are not "foreign property" within the meaning of the Income Tax Act; and

(g) prior to the filing of the Prospectus with the Securities Commissions, copies of correspondence indicating that the application for the listing and posting for trading on the Exchange of the Units has been conditionally approved subject only to customary filings required by the Exchange.

3.2 The delivery by the Trust to the Underwriters of the Preliminary Prospectus, the Prospectus and any Supplementary Material shall constitute a representation and warranty to the Underwriters by each of the Trust and Harvest that:

(a) all information and statements contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as the case may be, (except any information and statements relating solely to and provided by the Underwriters) are true and correct, constitutes full, true and plain disclosure of all material facts relating to the Trust, Harvest, WEI and the Units;

(b) the Preliminary Prospectus, the Prospectus or the Supplementary Material, as the case may be, does not contain a misrepresentation;

(c) no material fact or information has been omitted therefrom (except facts or information relating solely to any of the Underwriters) which is required under the Securities Laws to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made;

(d) such documents comply with the requirements of the Securities Laws; and

(e) except as has been publicly disclosed, there has been no intervening material change from the date of the Prospectus and any Supplementary Material to the time of delivery thereof, in the affairs, operations, assets or liabilities (contingent or otherwise) of the Trust, Harvest or WEI.

Such deliveries shall also constitute the consent of each of the Trust and Harvest to the use of the Preliminary Prospectus, the Prospectus or the Supplementary Material, as the case may be, by the Underwriters in connection with the distribution of the Units in the Qualifying Provinces.

4. Commercial Copies of Prospectus

4.1 The Trust shall deliver or cause to be delivered to the Underwriters, as soon as practicable and in any event not later than 9:00 a.m. (Calgary time) on October 9, 2003, such number of commercial copies of the Prospectus, in such cities in the Qualifying Provinces, as the Underwriters may reasonably request by instructions to the commercial printer of the Prospectus given forthwith after the Underwriters have been advised that the Trust has filed the Prospectus and obtained a receipt therefor. The Trust shall, as soon as possible following a request from the Underwriters, deliver or cause to be delivered to the Underwriters such additional commercial copies of the Prospectus in such numbers and at such locations as the Underwriters may reasonably request from time to time. The Trust shall from time to time deliver or cause to be delivered to the Underwriters, as soon as practicable, commercial copies of any Supplementary Material in such numbers and at such locations as the Underwriters may reasonably request from time to time. The commercial copies of the Prospectus and any Supplementary Material shall be identical in content to the electronically transmitted versions thereof filed with Canadian securities regulatory authorities pursuant to the System for Electronic Document Analysis and Retrieval.

5. Material Changes

5.1 During the Distribution Period, the Trust and Harvest shall promptly notify the Underwriters in writing, with full particulars, of:

(a) any change (actual, anticipated, contemplated or threatened) in or affecting the business, affairs, (financial or otherwise) operations, assets, liabilities (contingent or otherwise), revenue, capital or ownership of the Trust, Harvest or WEI or the ability of Harvest to manage the Trust;

(b) any change in any matter referred to in the Preliminary Prospectus, the Prospectus or any Supplementary Material (other than any matter relating solely to any of the Underwriters); or

(c) the occurrence of any other fact, event or circumstance;

which change or occurrence is, or may be, of such a nature as to render the Preliminary Prospectus, the Prospectus or any Supplementary Material misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying with any of the Securities Laws or which change or occurrence would reasonably be expected to have a significant effect on the market price or value of the Units or the value of Harvest. Each of the Trust and Harvest shall in good faith discuss with the Lead Underwriter any change or occurrence (actual, anticipated, contemplated or threatened) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this section and, in any event, shall consult with the Underwriters prior to making any filing referred to in Section 5.3.

5.2 During the Distribution Period, the Trust and Harvest will promptly inform the Underwriters of the full particulars of:

(a) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any Supplementary Material or any other part of the Public Record or for any additional information;

(b) the issuance by any Securities Commission or similar regulatory authority, the Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Trust or of the institution or threat of institution of any proceedings for that purpose; and

(c) the receipt by the Trust or Harvest of any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any Supplementary Material, any other part of the Public Record or the distribution of the Units.

5.3 Each of the Trust and Harvest shall promptly comply with all applicable filing and other requirements, if any, under the Securities Laws arising as a result of any change, event or circumstance referred to in Section 5.1 above and shall prepare and file under all applicable Securities Laws, with all possible dispatch, and in any event within any time limit prescribed under applicable Securities Laws, any Supplementary Material as may be required under applicable Securities Laws; provided that the Trust and Harvest shall have allowed the Underwriters and their counsel to participate fully in the preparation of any Supplementary Material and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill its obligations as underwriters and in order to enable the

Underwriters to execute responsibly the certificate required to be executed by them in any Supplementary Material and the Underwriters shall have approved the form of any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust and Harvest shall further promptly deliver to the Underwriters and the Underwriters' counsel a copy of any Supplementary Material in the English and French languages as filed with the Securities Commissions, and of legal opinions of the Trust's counsel, in form and substance satisfactory to the Underwriters with respect to such matters as the Underwriters may reasonably request, relating to the compliance with applicable Securities Laws in the Qualifying Provinces of such Supplementary Material, including, without limitation, an opinion similar to those referred to in paragraph 10 of Schedule "A" hereto and Section 3.1(f) and letters with respect to any Supplementary Material substantially similar to those referred to in Sections 3.1(c) and 3.1(e) above.

5.4 The delivery to the Underwriters of Supplementary Material shall constitute a representation and warranty to the Underwriters by the Trust and Harvest with respect to the Prospectus as amended, modified or superseded by such Supplementary Material and by any Supplementary Material previously delivered to the Underwriters as aforesaid, to the same effect as set forth in Section 3.2(a) above. Such delivery shall also constitute the consent of the Trust and Harvest to the use of the Prospectus, as amended, modified or superseded by the Supplementary Material, by the Underwriters in connection with the distribution of the Units in the Qualifying Provinces.

5.5 During the Distribution Period, the Trust and Harvest shall provide to the Underwriters on a timely basis, for review by the Underwriters and their counsel prior to filing, any proposed document, including without limitation any Supplementary Material or any annual information form, material change report or information circular, which may be required to be filed by any Securities Commission or the Exchange and shall allow the Underwriters and their counsel to review any press releases to be issued by the Trust prior to the dissemination of the press releases to the public, provided that any such review will be completed in a timely manner.

6. Representations, Warranties and Covenants of the Trust and Harvest

6.1 Each of the Trust and Harvest jointly and severally represents, warrants and covenants to and with the Underwriters, and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Units, that:

(a) the Trust is an unincorporated open-ended trust and has been properly created and organized and is validly existing as a trust under the laws of the Province of Alberta and has all requisite power, capacity and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted;

(b) each of Harvest and WEI has been duly incorporated and organized and is validly subsisting under the laws of the Province of Alberta and has all requisite power, capacity and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted;

(c) the only outstanding securities of Harvest consist of one common share, which is validly issued as fully paid and non-assessable, the Trust is the registered holder of such issued and outstanding common share and holds such common share with valid and marketable title to the common share free and clear of any liens, pledges, charges, hypothecs, mortgages, encumbrances, security interests or other adverse claims whatsoever and there are no securities convertible into securities of the Corporation or any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option, right or privilege for the purchase of any unissued securities of the Corporation;

(d) the only outstanding securities of WEI consist of one common share, which is validly issued as fully paid and non-assessable and the Trust is the registered holder of all of such issued and outstanding common share and holds such common share with valid and marketable title to the common share free and clear of any liens, pledges, charges, encumbrances, security interests or other adverse claims whatsoever and there are no securities convertible into securities of WEI or any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option, right or privilege for the purchase of any unissued securities of WEI;

(e) each of the Trust and Harvest has conducted and each of the Trust, Harvest, and WEI will conduct its activities or business in compliance in all material respects with all applicable laws, regulations and rules, and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it in each jurisdiction in which it carries on a material portion of its business and each of the Trust, Harvest and WEI holds all licences, registrations and qualifications in all jurisdictions in which it carries on a material portion of its business which are necessary or desirable to carry on its business as now conducted and as presently proposed to be conducted, and all such licences, registrations or qualifications are valid and existing, in full force and effect and in good standing and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on its business as now conducted or as proposed to be conducted;

(f) the Trust qualifies as a mutual fund trust under the Income Tax Act and the Trust, Harvest and WEI will conduct their affairs so as to continue to qualify the Trust as a mutual fund trust under the Income Tax Act including (in the case of the Trust) by limiting its activities to investing in property in which a

mutual fund trust is permitted by the Income Tax Act to invest, and the Trust will not carry on any other business;

(g) the Trust Units are not "foreign property" as defined in the Income Tax Act;

(h) the Trust is a "reporting issuer" (or equivalent thereof) in each of the provinces of Canada (except Qu•bec) and is not in default in any material respect of any requirement under the Applicable Securities Laws of any Qualifying Province and without limiting the generality of the foregoing, no material change relating to the Trust has occurred in respect of which the requisite material change report has not been filed on a non-confidential basis, which is required to be filed, with all relevant Securities Commissions;

(i) each of Harvest and WEI will not carry on business or undertake any activity except as permitted under its respective articles of incorporation, as from time to time in effect;

(j) the Units have attributes substantially as set forth in the Prospectus;

(k) each of the Trust and Harvest (on behalf of the Trust) has the necessary trust or corporate power and authority to execute and deliver each of the Preliminary Prospectus, the Prospectus and any Supplementary Material and all necessary trust or corporate action has been taken by each of the Trust and Harvest to authorize the execution and delivery by it of each of the Preliminary Prospectus, the Prospectus and any Supplementary Material and the filing thereof, as the case may be, in each of the Qualifying Provinces under Securities Laws;

(l) each of the Trust and Harvest (in its own capacity and on behalf of the Trust) has the necessary trust or corporate power, capacity and authority to execute and deliver the Material Agreements to which it is or will become a party, to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby (including, without limitation, to grant the Option and issue the Units) and thereby and by the Prospectus, and this Agreement has been, and the other Material Agreements to which it is or will become a party have been or will as at the Closing Time have been duly authorized, executed and delivered by the Trust and Harvest and constitute legal, valid and binding obligations of the Trust and Harvest enforceable in accordance with their terms subject to the qualifications set forth in the opinion of counsel delivered pursuant to paragraph 8.1;

(m) neither the Trust, Harvest nor WEI is in default or breach of, and the execution and delivery of the Material Agreements, the performance by the Trust and Harvest of their obligations hereunder and thereunder, the grant of the Option and the sale and delivery by the Trust at the Closing Time or Option Closing Time, as applicable, of the Units do not and will not result in

a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(i) any statute, rule or regulation applicable to the Trust, Harvest or WEI;

(ii) any terms, conditions or provisions of the articles, by-laws, constating documents or resolutions of the directors (or any committee thereof), shareholders or unitholders, as the case may be, of the Trust, Harvest or WEI *which are in effect at the date hereof*;

(iii) any terms, conditions or provisions of any indenture, agreement or instrument to which any of the Trust, Harvest or WEI is a party or by which it is contractually bound as at the date hereof or the Closing Date; or

(iv) any judgment, decree or order of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Trust, Harvest or WEI or their respective properties or assets;

and will not result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Trust, Harvest or WEI pursuant to any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Trust, Harvest or WEI is a party or by which it is bound or to which any of the property or assets of the Trust, Harvest or WEI is subject;

(n) Valiant Trust Company, at its principal offices in Calgary and Toronto, has been duly appointed as the registrar and transfer agent in respect of the Trust Units of the Trust;

(o) the issued and outstanding Trust Units are listed on the Exchange, the Trust is in compliance with the by-laws, rules and regulations of the Exchange in all material respects and the Exchange has conditionally approved the issuance of the Units and the listing and posting for trading on the Exchange of the Units issuable, subject only to the fulfillment of all of the requirements of the Exchange including, without limitation, the filing of certain documentation with the Exchange and the payment of applicable listing fees;

(p) the form and terms of the certificate for the Units have been duly approved and adopted by the Trustee and do not conflict with the Trust Indenture;

(q) the Trust is authorized to issue an unlimited number of Trust Units, of which, as at the date hereof, 12,522,889 Trust Units are issued and outstanding as fully paid and non-assessable;

(r) except such as shall have been made or obtained at or before the Closing Time under the Securities Laws, no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required for the execution, delivery and performance by each of the Trust and Harvest of the Material Agreements to which they are or will become a party, the sale of the Units as contemplated herein, or the consummation of the transactions contemplated herein or therein;

(s) none of the Trust, Harvest or WEI has received notice from any court, governmental agency or body or regulatory authority of any restriction on its ability or of a requirement for it to qualify, nor is the Trust, Harvest or WEI otherwise aware of any restriction on its ability or of a requirement for it to qualify, to conduct its business as it is currently conducted or proposed to be conducted, or to own, lease and operate its properties, other than any such restriction or requirement as would not have a material adverse effect on the Trust, Harvest or WEI;

(t) none of the Trust, Harvest or WEI is in violation of its constating documents or by-laws; and each of the Trust, Harvest and WEI is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it may be bound or to which any of their respective properties or assets is subject other than any such defaults as would not have a material adverse effect on the Trust, Harvest and WEI (taken as a whole). To the knowledge of each of the Trust and Harvest, no party to any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which the Trust, Harvest or WEI is a party is in material default of such contract, indenture, mortgage, loan agreement, note, lease or other instrument;

(u) the minute books of Harvest and WEI contain full, true and correct copies of the constating documents of Harvest and WEI, respectively, and, with respect to the minute books of Harvest, at the Closing Time, will contain copies of all minutes or draft minutes of all meetings and all consent resolutions of the directors, committees of directors and shareholders of Harvest, as applicable, except for such minutes and consent resolutions as would not have a material adverse effect on the Trust and Harvest (taken as a whole), and all such meetings were duly called and properly held and all such resolutions were properly adopted;

(v) at or before the Closing Time, each of the Trust and Harvest shall have complied with and fulfilled all of the terms and conditions of each of the Material Agreements to be complied with by it pursuant hereto and thereto at or before such time;

(w) no person holds any securities convertible or exchangeable into securities of the Trust, Harvest or WEI or has any agreement, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement or option (including convertible or exchangeable securities or warrants) with or against the Trust, Harvest or WEI for the purchase, subscription for or issuance of securities of any kind of the Trust or shares, issued or unissued, in the capital of Harvest or WEI other than pursuant to this Agreement, 885,500 incentive rights issued pursuant to the Trust's unit incentive plan or as may become issuable under the DRIP Plan or the Equity Bridge Notes, or for the purchase of any assets of the Trust, Harvest or WEI;

(x) the Financial Information, including the notes thereto, included in the Prospectus is complete and correct and has been prepared in accordance with Canadian generally accepted accounting principles, in each case consistently applied, and Securities Laws;

(y) the Financial Statements:

(i) are in accordance with the books, records and accounts of the Trust;

(ii) are true and correct and present fairly the results of operations and the financial position of the Trust for the periods ended on, and as at, the dates indicated therein;

(iii) have been prepared in accordance with Canadian generally accepted accounting principles, in each case consistently applied; and

(iv) present fairly all of the assets and liabilities of the Trust as at the dates indicated therein including all contingent liabilities of the Trust as at the dates indicated;

(z) except as otherwise disclosed in the Public Record, there has not been any adverse material change (financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise), capital or prospects of the Trust or Harvest from the position set forth in the Financial Statements or in the ability of Harvest to manage the Trust and there has not been any adverse material change in the business, operations, capital or condition (financial or otherwise) or results of the operations of the Trust or Harvest since December 31, 2002; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Trust or Harvest which have not been disclosed in the Public Record and there has been no transaction entered into by the Trust or Harvest, other than in the ordinary course of business;

(aa) other than as disclosed in the Prospectus, there are no actions, suits, investigations or proceedings (whether or not purportedly by or on behalf of the Trust or Harvest) pending or, to the knowledge of the Trust or Harvest, threatened against or affecting the Trust, Harvest or WEI or any of their properties, or to which the Trust, Harvest or WEI is a party or to which any property of the Trust, Harvest or WEI is subject at law or in equity, or before or by any court or federal, provincial, municipal or governmental or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign which in any way materially adversely affects, or may in any way materially adversely affect, the assets, business, operations or condition (financial or otherwise) of the Trust, Harvest or WEI or any of their respective properties or assets or which affects or may affect the distribution of the Units;

(bb) no Securities Commission, the Exchange or any other securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Trust and, to the best of the knowledge, information and belief of the Trust and Harvest, the Trust is not in default of any material requirement of Applicable Securities Laws;

(cc) Harvest has made available to McDaniel, who prepared the McDaniel Report - Existing Properties and the McDaniel Report - New Properties, prior to the preparation thereof, all information in its possession reasonably material to prepare an adequate determination of the reserves reported or associated with the Existing Properties, the Direct Royalties and, to the knowledge of Harvest, the New Properties, as applicable; none of such information regarding the Existing Properties and the Direct Royalties contained any material misrepresentation and to the knowledge of Harvest, none of such information regarding the New Properties contained any material misrepresentation; and neither of the Trust nor Harvest has any reason to believe that the McDaniel Report - Existing Properties or the McDaniel Report - New Properties was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, has any knowledge of a material adverse change in such reserves information and has no reason to believe that the McDaniel Report - Existing Properties or the McDaniel Report - New Properties does not fairly present the determination of the oil and natural gas reserves associated with the Existing Properties, the Direct Royalties, and the New Properties, as applicable, and production profile and the costs associated therewith, as at the respective date thereof;

(dd) other than has been previously disclosed to the Underwriters, Harvest has no knowledge of the occurrence of any material spills, emissions or pollution on any property of Harvest or WEI, nor has Harvest or WEI been subject to any stop orders, control orders, clean-up orders or reclamation orders under

applicable environmental laws or regulations any of which might reasonably be expected to materially adversely affect the business of the Trust, Harvest and WEI (taken as a whole);

(ee) although it does not warrant applicable title, the Trust and Harvest each does not have reason to believe Harvest or WEI, as the case may be, does not, or will not upon closing of the New Properties Acquisition, have title to its respective petroleum, natural gas and related hydrocarbons, including, without limitation, those associated with the Existing Properties and the New Properties (for the purpose of this clause, the foregoing are referred to as the "Interest") and does represent and warrant the Interest is free and clear of adverse claims created by, through or under the Trust except as disclosed in the Public Record or those arising in the ordinary course of business, which are not material in the aggregate and that, to their knowledge, Harvest or WEI holds, or will hold upon closing of the New Properties Acquisition, its Interest under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements;

(ff) KPMG LLP, the auditors who are reporting upon the balance sheet of the Trust included in the Preliminary Prospectus and the Prospectus, are the auditors of the Trust and each of the Trust and Harvest has no reason to believe that KPMG LLP are not independent public accountants;

(gg) the Trust has good and marketable title (in accordance with standard oil and gas industry practice) to the Direct Royalties and Harvest or WEI, as applicable, has, or will have upon closing of the New Properties Acquisition, good and marketable title (in accordance with standard oil and gas industry practice) to the Existing Properties and the New Properties, as the case may be;

(hh) the information and statements set forth in the Public Record were true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change (as defined in Securities Laws) has occurred in relation to the Trust, Harvest or WEI which is not disclosed in the Public Record, and the Trust has not filed any confidential material change reports which continue to be confidential;

(ii) except as disclosed in the Public Record and in this Agreement, neither the Trust, Harvest nor WEI has entered into any transaction or agreement which is or may reasonably be expected to be material to the Trust, Harvest or WEI and which is not in the ordinary course of business;

(jj) all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, custom and land transfer taxes), duties,

royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto and any penalty and interest payable with respect thereto, and whether disputed or not, (collectively, "**Taxes**") due and payable by the Trust, Harvest and WEI have been paid except where the failure to pay such Taxes would not constitute an adverse material fact of the Trust, Harvest or WEI or result in an adverse material change to the Trust, Harvest or WEI. All tax returns, declarations, remittances and filings that are required to be filed by the Trust, Harvest and WEI have been filed in proper and timely fashion with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the failure to file such documents would not constitute an adverse material fact of the Trust, Harvest or WEI or result in an adverse material change to the Trust, Harvest or WEI. To the knowledge of the Trust, Harvest and WEI, no examination of any tax return of the Trust, Harvest or WEI is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Trust, Harvest or WEI except where such examinations, issues or disputes would not constitute an adverse material fact of the Trust, Harvest or WEI or result in an adverse material change to the Trust, Harvest or WEI. The Trust, Harvest and WEI, since the date of its acquisition by the Trust, have withheld from each payment made to present or former employees, officers and directors, and to all non-residents of Canada within the meaning of the Income Tax Act all amounts required to be withheld and has remitted such amounts as and when required to the appropriate governmental bodies, except for such remittances the failure of which to make would not have a material adverse effect on the Trust, Harvest and WEI (taken as a whole). The Trust, Harvest and WEI, since the date of its acquisition by the Trust, have remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums and other Taxes payable in respect of their employees, officers and directors and have remitted such amounts to the proper governmental bodies as and when required. The Trust, Harvest and WEI, since the date of its acquisition by the Trust have charged, collected and remitted as and when required all Taxes as required under applicable legislation on any sale, supply or delivery whatsoever, made by the Trust, Harvest or WEI, except for such remittances the failure of which to make would not have a material adverse effect on the Trust, Harvest and WEI (taken as a whole);

(kk) other than as provided for in this Agreement, the Trust has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(ll) as at the date of this Agreement, after due inquiry, no director or officer of Harvest has the present intention to sell any securities of the Trust;

(mm) neither the Trust, Harvest nor WEI, except as set forth in the New Interim Bank Facility, the New Bank Facility or the Bridge Agreements, is currently prohibited, directly or indirectly, from paying any dividends, from making any other distribution on its capital stock, units or other securities, from paying any interest or repaying any loans, advances or other indebtedness;

(nn) to the knowledge of each of the Trust and Harvest, no agreement is currently in force or effect which in any manner affects the voting or control of any of the securities of the Trust, Harvest or WEI;

(oo) the assets, properties and facilities of the Trust, Harvest and WEI, as applicable, are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent industry participants for comparable assets and facilities, and such coverage is in full force and effect and neither the Trust, Harvest nor WEI has failed to promptly give any notice or present any material claim thereunder; and

(pp) the Trust and Harvest expect that the transaction contemplated by the New Properties Acquisition Agreement will be completed on or before October 16, 2003, and in any event prior to the Closing Time, in accordance with the terms of the New Properties Acquisition Agreement and as described in the Prospectus.

7. Closing

7.1 The Closing of the purchase and sale of the Units shall take place at the Closing Time at the offices of Burnet, Duckworth & Palmer LLP in Calgary, Alberta. At the Closing Time, the Trust shall deliver to the Lead Underwriter, on behalf of the Underwriters, a certificate representing the Units being purchased by the Underwriters at such time registered in the name of "National Bank Financial Inc.", or in such other name as the Lead Underwriter may notify the Trust not less than 48 hours prior to the Closing Time, against payment by the Underwriters to the Trust of the purchase price therefor, and concurrently the Trust shall pay to the Underwriters the Underwriting Fee. Such certificate shall be immediately exchanged for certificates representing the same aggregate number of Units which will be released that day at such of the principal offices of Valiant Trust Company in the cities of Calgary and Toronto and registered in such names as shall be designated in writing to Valiant Trust Company by the Underwriters or its agents in sufficient time prior to the Closing Date, to permit such release. All payments at the Closing Time shall be made by certified cheque or bank draft in immediately available Canadian funds. All such exchanges of certificates are to be made without cost to the Underwriters or the members of any selling group (other than applicable transfer taxes, if any).

7.2 The Option may be exercised by the Lead Underwriter, on behalf of the Underwriters, at any time prior to the Option Expiry Date by delivery of the Option Notice to the Trust not later than two business days prior to its exercise.

The Underwriters shall not be under any obligation to purchase any of the Option Units prior to the exercise of the Option. Upon exercise of the Option as provided herein, the Trust shall become obligated to sell the total number of Option Units in respect of which the Underwriters are exercising the Option to the Underwriters and, subject to the terms and conditions herein set forth, each of the Underwriters severally and not jointly shall become obligated to purchase from the Trust the same percentage of the total number of the Option Units in respect of which the Underwriters are then exercising the Option as such Underwriter is obligated to purchase of the aggregate number of Firm Units (as adjusted by the Underwriters, if necessary, in such manner as they deem advisable to avoid fractional Trust Units). If the Option is exercised as to all or any portion of the Option Units, a certificate in definitive form for such Option Units, and payment therefor, shall be delivered at the Option Closing Time in the manner set forth in Section 7.1 and upon the terms and conditions set forth in Section 8, except that references in Sections 7.1 and 8 to the Firm Units, the Closing Date, the Closing Time and the Underwriting Fee shall be deemed, for purposes of this Section 7.2, to refer to such Option Units, the Option Closing Date, the Option Closing Time and the Option Underwriting Fee, respectively.

Whether or not specifically contemplated in this Agreement, all provisions of this Agreement shall apply in the same manner and upon the same terms and conditions in respect of the purchase of any Option Units as would apply to the purchase of the Firm Units, and any steps to be taken or conditions to be satisfied at the Option Closing shall be the same as those steps to be taken or conditions to be satisfied at Closing, including, without limitation, the provisions of Sections 8, 14 and 17 hereof.

8. Conditions of Closing

8.1 The following are conditions precedent to the obligations of the Underwriters to close the transaction contemplated by this Agreement, which conditions each of the Trust and Harvest covenants to exercise its best efforts to have fulfilled at or prior to the Closing Time and which conditions are for the exclusive benefit of the Underwriters and which may be waived only in writing, in whole or in part, by the Underwriters:

(a) at the Closing Time, Harvest (on its own behalf and on behalf of the Trust) shall have delivered to the Underwriters a certificate, dated the Closing Date, signed by its President and its Vice-President, Finance, or by such other officers of Harvest as the Underwriters may approve, certifying on behalf of Harvest and the Trust, and not in their personal capacities, that to the best of their knowledge, information and belief, after having made reasonable inquiries:

(i) each of the Trust and Harvest has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Trust and Harvest contained herein including those arising by delivery of documents hereunder are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby and by the Prospectus;

(iii) no order, ruling or determination having the effect of ceasing, suspending or restricting trading in the Trust Units (including, without limitation, the Units) or the sale of the Units has been issued and no proceedings, investigations or inquiry for such purpose are pending or, to the knowledge, of the persons signing the certificate, contemplated or threatened;

(iv) no event of a nature referred to in subsections 14.2(a), (b) or (d) has occurred or to the knowledge of the persons signing the certificate is pending, contemplated or threatened;

(v) the New Properties Acquisition has been completed in accordance with the terms of the Relevant Agreements and as described in the Prospectus; and

(vi) as to such other matters as the Underwriters may reasonably request;

(b) at the Closing Time, the Trust shall have furnished to the Underwriters evidence that the Trust has obtained all necessary approvals of the Exchange for the listing and posting for trading on the Exchange of the Units, subject only to the fulfillment of all of the requirements of the Exchange including, without limitation, the filing of certain documentation with the Exchange and the payment of applicable listing fees;

(c) at the Closing Time, the Underwriters shall have received a letter of KPMG LLP, the auditors of the Trust, dated the Closing Date bringing the information contained in the comfort letter or letters referred to in Section 3.1(e) above forward to the Closing Time, such letters to be in form and substance satisfactory to the Underwriters and their counsel, provided that such letters shall be based on a review by the auditors having a cut-off date not more than two business days prior to the Closing Date;

(d) at the Closing Time, the Underwriters shall have received copies of the Relevant Agreements duly executed by the parties thereto, all such agreements to be in form and substance reasonably satisfactory to the Underwriters and each of the Trust and Harvest, as applicable, shall have

performed all of its obligations thereunder which are to be completed at or prior to the Closing Time to the reasonable satisfaction of the Underwriters;

(e) at the Closing Time, the Underwriters shall have received certificates dated the Closing Date signed by appropriate officers of the Trust, Harvest and WEI certifying with respect to the currently effective constating documents of the Trust, Harvest and WEI, as the case may be, all in a form approved by counsel to the Underwriters, acting reasonably, the resolutions of the board of directors of Harvest relevant to the Preliminary Prospectus, Prospectus, any Supplementary Material, the offering of the Units and the authorization of the Material Agreements, the incumbency and signatures of signing officers of the Trust and Harvest and with respect to such other matters as the Underwriters may reasonably request;

(f) at the Closing Time, the Underwriters shall be satisfied that the transactions described in the Prospectus and contemplated by the Material Agreements have been completed on the terms and in the manner described in the Prospectus and contemplated by the Material Agreements;

(g) at the Closing Time, the Underwriters shall have received an appropriate legal opinion, dated the Closing Date, from Quebec counsel as to compliance with the laws of Quebec relating to the use of the French language, which opinion shall be in form and substance satisfactory to the Underwriters' counsel;

(h) at the Closing Time, the Underwriters shall have received an opinion of Burnet, Duckworth & Palmer LLP, counsel for the Trust and Harvest, dated the Closing Date, addressed to the Underwriters and their counsel in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to the matters set out in Schedule "A" hereto;

(i) at the Closing Time, the Underwriters shall have received an opinion of Blake, Cassels & Graydon LLP, counsel for the Underwriters, dated the Closing Date, addressed to the Underwriters, and in form and substance satisfactory to the Underwriters, as to such matters as the Underwriters may reasonably request and are customary in transactions of this kind;

(j) at the Closing Time, the Underwriters shall have received a certificate dated the Closing Date from Valiant Trust Company in form satisfactory to the Underwriters setting out the number of Trust Units issued and outstanding as at the Closing Date; and

(k) at the Closing Time, the Underwriters shall have received such other letters and certificates as contemplated herein and such further documentation as may be required herein or as counsel to the Underwriters may reasonably require.

It is understood that counsel for the Underwriters may rely on the opinions of counsel for the Trust as to matters which relate specifically to the Trust and Harvest and that counsel for the Trust and the Underwriters may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Trust, Harvest, the Trust's auditors and public officials, and that the opinions of counsel may be subject to usual and customary qualifications as to equitable remedies, creditors' rights laws and public policy considerations.

9. Distribution of Units

9.1 The Underwriters covenant and agree with Harvest and the Trust that they will:

(a) conduct activities in connection with the proposed offer and sale of the Trust Units in compliance with all applicable Securities Laws in the Qualifying Provinces and cause a similar covenant to be contained in any agreement entered into with any seller dealer group established in connection with the distribution of the Trust Units;

(b) not solicit subscriptions for the Trust Units, trade in Trust Units or otherwise do any act in furtherance of a trade of Trust Units outside of the Qualifying Provinces unless such sales are made in accordance with the applicable securities laws of such jurisdiction including, without limitation:

(i) the Underwriters agree that they will not sell or offer to sell the Trust Units (including any Option Units) within the Unites States of America, its territories or possessions (the "U.S.") or to, or for the account of "United States persons" (as that term is defined in Regulation S to the *United States Securities Act of 1933*, as amended (the "1933 Act");

(ii) at the time any buy order for the Trust Units (including the Option Units) is originated, the buyer is outside the U.S., or the Underwriters or any person acting on its behalf reasonably believes the buyer is outside the U.S. and the buyer shall not be a "United States person"; and

(iii) no "directed selling efforts" have been or will be made in the U.S. by the Underwriters or any person acting on behalf of the Underwriters in respect of the sale of Trust Units (including the Option Units) offered for sale hereunder; and

(c) not make use of any "green sheet" in respect of the Trust Units or other marketing materials without the approval of such materials by Harvest and shall comply with applicable Securities Laws in the Qualifying Provinces

with respect to the use of "green sheets" and other marketing materials during the waiting period.

9.2 For purposes of this Section 9, the Underwriters shall be entitled to assume that the Units are qualified for distribution in any Qualifying Province where a receipt or similar document for the Prospectus has been obtained from the applicable Securities Commission (including pursuant to the decision document issued by the ASC under the Mutual Reliance Procedures) following the filing of the Prospectus unless the Underwriters receive notice to the contrary from the Trust or the applicable Securities Commission.

9.3 The Underwriters shall use all reasonable efforts to complete and to cause any banking and selling group members to complete the distribution of the Units as soon as possible after the Closing Time. The Underwriters shall also use reasonable commercial efforts to cause a distribution of the Units in a manner such that the Trust will satisfy the requirements of the definition of "mutual fund trust" under the Income Tax Act with respect to distribution of the Units and to meet the minimum listing requirements of the Exchange respecting distribution of the Units.

9.4 The Underwriters shall promptly notify the Trust when the Underwriters have ceased distribution of the Units (including, for greater certainty, any Option Units) and shall, as soon as practicable, provide the Trust with a breakdown of the number of Units distributed in each of the Qualifying Provinces where such breakdown is required for the purpose of calculating fees payable to Securities Commissions and forthwith upon completion of the distribution of the Units provide to the Securities Commissions notice to that effect, if required by applicable Securities Laws.

9.5 Notwithstanding the foregoing provisions of this Section 9, no Underwriter shall be liable to the Trust or Harvest as a result of the violation by another Underwriter or banking or selling group member under this Section 9 if the former Underwriter is not also in default.

10. Market Stabilization

10.1 In connection with the distribution of the Units, the Underwriters and members of their banking and selling group (if any) may over-allot or effect transactions which stabilize or maintain the market price of the Units at levels above those which might otherwise prevail in the open market in compliance with Securities Laws. Such stabilizing transactions, if any, may be discontinued at any time.

11. Indemnification by the Trust and Harvest

11.1 Each of the Trust and Harvest (collectively the "**Indemnitors**"), jointly and severally, hereby covenants and agrees to fully indemnify and save harmless each of the Underwriters, their affiliates and each of their respective directors, officers, employees, partners, shareholders, advisors and agents (collectively, the

"**Indemnified Parties**" and individually an "**Indemnified Party**") from and against all liabilities (joint or several), claims (including without limitation shareholder actions, derivative or otherwise), demands, losses (other than loss of profits in connection with the resale of the Units), costs (including without limitation legal fees and disbursements on a full indemnity basis), fines, penalties, damages and expenses (including for greater certainty all such liabilities, claims, losses, demands, costs, fines, penalties, damages or expenses suffered by or made against any Underwriter or its directors, officers, employees, partners, shareholders, advisors, agents or controlling persons by any person who may attract or be subject to liability as an underwriter) to which any Indemnified Party may be subject or may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason, or in consequence, of:

(a) any breach of or default under any representation, warranty or covenant or agreement of the Trust or Harvest in this Agreement or any other document to be delivered pursuant hereto;

(b) any information or statement (except any information or statement relating solely to and furnished by the Underwriters) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or to be or be alleged to be untrue;

(c) any omission or alleged omission to state in the Preliminary Prospectus, the Prospectus, any Supplementary Material, or any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement, any fact or information (except facts or information relating solely to and furnished by the Underwriters), whether material or not, required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(d) any order made or any inquiry, investigation or proceeding commenced or threatened by any court, governmental agency or body or regulatory authority, arbitrator, administrative tribunal or stock exchange based upon any actual or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to and furnished by the Underwriters) in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other material or document filed or delivered by the Indemnitors or any of them under any Securities Laws or pursuant to this Agreement (except any material or document delivered or filed solely by the Underwriters) or based upon any failure by any of the Indemnitors to comply with Securities Laws (other than any failure or alleged failure to

comply solely by the Underwriters) which prevents or restricts the trading in or the sale or distribution of the Units or any of them in any of the Qualifying Provinces; or

(e) the non-compliance or alleged non-compliance by any of the Indemnitors with any requirements of the Securities Laws, or the by-laws, rules and regulations of the Exchange, including the Trust's non-compliance with any requirement to make any document available for inspection;

provided that in the event and to the extent that a court of competent jurisdiction, in a final judgement from which no appeal can be made, shall determine that a Claim (as hereinafter defined) resulted from the fraud, fraudulent misrepresentation, negligence or wilful misconduct of the Indemnified Party, such Indemnified Party shall not be entitled to claim indemnification for such Claim from any person that has not engaged in such fraud, fraudulent misrepresentation, negligence or wilful misconduct.

11.2 If any matter or thing contemplated by this Section 11 (any such matter or thing being hereinafter referred to as a "**Claim**") is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 11 shall come to the knowledge of any Indemnified Party, the Indemnified Party concerned shall notify Harvest as soon as possible of the nature of such Claim (provided that any failure to so notify shall not affect the Indemnitors' liability under this Section 11 except to the extent that such failure prejudices the Indemnitor's ability to defend such Claim) and the Indemnitors shall, subject as hereinafter provided, be entitled (but not required) at their expense to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no admission of liability or settlement of any such Claim may be made by the Indemnitors or the Indemnified Party without, in each case, the prior written consent of all the affected parties hereto, such consent not to be unreasonably withheld.

11.3 In respect of any such Claim, an Indemnified Party shall have the right to retain separate or additional counsel to act on his or her or its behalf and participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless: (i) none of the Trust and Harvest assumes the defence of such suit on behalf of the Indemnified Party within 10 business days of Harvest receiving notice of such Claim; (ii) the Indemnitors and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party, on the one hand, and any of the Indemnitors, on the other hand, and the Indemnified Party shall have been advised by its counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnitors shall not have the right to assume the defence of such Claim but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party).

11.4 If any legal proceedings shall be instituted against any of the Indemnitors or if any regulatory authority or stock exchange shall carry out an investigation of any of the Indemnitors and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Parties may employ their own legal counsel and the Indemnitors shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

11.5 With respect to any of their respective related Indemnified Parties who are not parties to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this Section 11 and Section 12 in trust for and on behalf of such Indemnified Parties and the Underwriters agree to accept such trust and to hold the benefit of and enforce performance of such covenants on behalf of such persons.

11.6 The rights of indemnity contained in this Section 11 in respect of a Claim based on a misrepresentation or omission or alleged misrepresentation or omission in a Prospectus shall not apply if the Trust has complied with Section 3 and the person asserting such Claim was not provided with a copy of the Supplementary Material (if required under the applicable Securities Laws to have been so delivered to such person by the Underwriters) which corrects such misrepresentation or omission or alleged misrepresentation or omission, if such claim would have no basis had such delivery been made.

11.7 The rights and remedies of the Underwriters set forth in Sections 11, 12 and 14 are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any of the other of such rights and remedies.

12. Contribution

12.1 In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 11 is due in accordance with its terms but is held by a court to be unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, fines, penalties, damages or expenses referred to therein, the Indemnitors shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a) in such proportion as is appropriate to reflect the relative benefits received by the Indemnitors on the one hand and the Underwriters on the other from the distribution of the Units; or

(b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Indemnitors on the one hand and the Underwriters on the other in connection with the matters or things referred to in Section 11 which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. The relative benefits received by the Indemnitors on the one hand and the Underwriters on the other shall be deemed to be in the same ratio as the total proceeds from the distribution of the Units (net of the Underwriting Fee payable to the Underwriters but before deducting expenses) received by the Trust is to the Underwriting Fee received by the Underwriters. The relative fault of the Indemnitors on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in Section 11 which resulted in such liabilities, claims, demands, losses, costs, fines, penalties, damages or expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Indemnitors or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 11. The parties agree that it would not be just and equitable if contribution pursuant to this Section 12.1 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this Section 12.1.

12.2 The rights to contribution provided in this Section 12 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law; and shall remain operative and in full force and effect regardless of: (i) any investigation made by or on behalf of any Underwriter; (ii) acceptance of any Units and payment thereof; or (iii) any termination of this Agreement.

12.3 If an Indemnified Party has reason to believe that a claim for contribution may arise, it shall give Harvest notice thereof in writing as soon as reasonably possible, but failure to notify Harvest shall not relieve the Indemnitors of any obligation they may have to the Underwriters under this Section 12 except to the extent that such failure prejudices the ability of the Indemnitors to defend such claim.

12.4 Each Indemnitor hereby irrevocably waives its right, whether by statute, common law or otherwise, to recover contribution from any Indemnified Party with respect to any liability of the Trust or Harvest by reason of or arising from any misrepresentation contained in the Prospectus or any Supplementary Material, provided however that such waiver shall not apply in respect of liability caused or incurred by reason of or arising from any misrepresentation which is based upon or results from information relating solely to and furnished by the Underwriters contained in such document.

13. Expenses

13.1 Whether or not the transactions herein contemplated shall be completed, all expenses of or incidental to the issue and offering of the Units shall be borne by the Trust (or Harvest if the issuance and sale of the Units does not close), including, without limitation, all costs and expenses of or incidental to the preparation, filing and reproduction of the Preliminary Prospectus, the Prospectus and any Supplementary Material, the out-of-pocket expenses of the Underwriters (including the fees and expenses of the Underwriters' counsel), the fees and expenses of counsel to the Trust and Harvest, the fees and expenses of agent counsel retained by the Trust's counsel, and the fees and expenses of the auditors of each of the Trust and Harvest, the engineers of each of the Trust and Harvest and any other independent experts relating to the transactions contemplated herein.

14. Termination Rights

14.1 The obligation of the Underwriters to purchase the Units shall be subject to the accuracy, in all material respects, as of the Closing Time of the representations and warranties of each of the Trust and Harvest contained herein or in any certificate or document delivered pursuant to or contemplated by the Material Agreements and the due fulfilment and compliance by each of the Trust and Harvest of and with its covenants herein and therein contained.

14.2 In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel, without any liability on the Underwriter's part, the Underwriter's obligations under this Agreement by written notice given to the Trust or Harvest at or prior to the Closing Time if:

(a) any inquiry, action, suit, investigation or other proceeding that is not disclosed in the Prospectus (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued under or pursuant to any statute of Canada or any of the Qualifying Provinces or by any official of any stock exchange or by any federal, provincial or other governmental or regulatory authority, or otherwise, or any law or regulation is enacted, changed or announced which, in the opinion of an Underwriter, may prevent, cease, suspend or restrict or operate to prevent, cease, suspend or restrict the

distribution of, or trading in the Units or any other securities of the Trust or which has or may have a material adverse effect on the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Trust, Harvest and WEI, taken as a whole, the market price or value of the Units;

(b) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, acts of hostility or escalation thereof or any other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, or any law or regulation, or any other occurrence of any nature whatsoever which, in the sole opinion of an Underwriter, acting reasonably, materially adversely affects, or may materially adversely affect, the financial markets in Canada or the United States, the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Trust, Harvest and WEI, taken as a whole, the ability of Harvest to manage the business and affairs of the Trust or the market price or value of the Units or any other securities of the Trust;

(c) there shall occur any event or change, or any development including a prospective event or change, as is contemplated in Section 5.1, there shall be discovered any previously undisclosed adverse material fact (other than a material fact related solely to any of the Underwriters), or if there should occur or come into effect any adverse change in the financial or energy markets which, in the Underwriter's opinion, could reasonably be expected to have a material adverse effect on the market price or value of the Units or any other securities of the Trust; or

(d) the Trust or Harvest shall be in breach of default under or non-compliance with any material representation, warranty, term or condition of this Agreement.

14.3 If an Underwriter elects to terminate its obligation to purchase the Units as aforesaid, whether the reason for such termination is within or beyond the control of the Trust or Harvest, the liability of the Trust and Harvest hereunder shall be limited to the indemnity referred to in Section 11, the contribution rights referred to in Section 12 and the payment of expenses referred to in Section 13.

14.4 The rights of termination contained in this Section 14 may be exercised by any Underwriter acting alone and are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge or otherwise affect any obligation or liability of the Trust or Harvest provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. A notice of termination given by an

Underwriter under this Section 14 shall not be binding upon any other Underwriter. In the event that one or more but not all of the Underwriters shall exercise its rights of termination herein, then the provisions of Section 17.2 shall apply.

14.5 The execution of any Supplementary Material (including without limitation an amendment to the Prospectus) in respect of any material change and the continued offering of the Units, as the case may be, thereafter by the Underwriters shall not constitute a waiver of the Underwriters' rights under this Section 14.

15. Terms and Conditions

15.1 All representations, warranties, terms and conditions of this Agreement shall be construed as conditions and any material breach of, default under or non-compliance with any such representation, warranty, term or condition by the Trust or Harvest, as applicable, shall entitle any of the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriter's obligation to purchase the Units by giving written notice to that effect to the Trust or Harvest at or prior to the Closing Time. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any such representation, warranty, term or condition without prejudice to the rights of the Underwriters in respect of any other such representation, warranty, term or condition or any other or subsequent breach, default or non-compliance with that or any other representation, warranty, term or condition, provided that to be binding on the Underwriters any such waiver or extension must be in writing. No act of the Underwriters in offering the Units or in preparing or joining in the execution of the Prospectus or any Supplementary Material shall constitute a waiver of or estoppel against the Underwriters.

16. Survival

16.1 All representations, warranties, covenants, indemnities, obligations and agreements of each of the Trust and Harvest herein contained or contained in documents submitted or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Units and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Units or any of them and regardless of any examination or investigation which the Underwriters may carry out or which may be carried out on their behalf.

17. Obligations of the Underwriters

17.1 The obligations of the Underwriters to purchase at the Closing Time shall be several and not joint in that each Underwriter shall be obligated to purchase only the percentage of the Firm Units respectively set out opposite its name below:

National Bank Financial Inc.	40%
CIBC World Markets Inc.	25%
FirstEnergy Capital Corp.	17.5%
Haywood Securities Inc.	17.5%

100%

If one or more of the Underwriters fails to purchase at the Closing Time its applicable percentage of the total number of Firm Units, the remaining Underwriters shall have the right, but not the obligation, exercisable at their option, to purchase on a pro rata basis (or on such other basis as may be agreed to by the remaining Underwriters) all, but not less than all, of the Firm Units which would otherwise have been purchased by the defaulting Underwriter or Underwriters and the remaining Underwriters shall also have the right, by notice in writing to the Trust and Harvest, to postpone the Closing Time for a period not exceeding five business days to determine whether or not to exercise such right to purchase. In the event that such right, but not the obligation, is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Trust on submission to the Trust and Harvest of reasonable evidence of its or their ability and willingness to fulfill its or their obligations hereunder at the Closing Time.

17.2 Nothing in this Section 17 shall obligate the Trust to sell to one or any of the Underwriters less than all of the Firm Units or shall relieve any Underwriter in default from liability to the Trust or Harvest or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Trust of its obligations under this Agreement, there shall be no further liability on the part of the Trust or Harvest to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Sections 11, 12 and 13.

18. Notices

18.1 Any notice or other communication required or permitted to be given hereunder shall be delivered in the case of the Trust or Harvest to:

Harvest Energy Trust
Suite 1900, 330 - 5th Avenue S.W.
Calgary, Alberta
T2P 0L4
Attention: Jacob Roorda
Facsimile: (403) 265-3490

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9
Attention: Shannon Gangl
Facsimile: (403) 260-0337

in the case of the Underwriters, to:

National Bank Financial Inc.
2000, 855 - 2nd Street S.W.
Calgary, Alberta
T2P 4J8
Attention: Trevor Anderson
Facsimile: (403) 265-0543

with a copy to:

Blake, Cassels & Graydon LLP
3500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8
Attention: Scott R. Cochlan
Facsimile: (403) 260-9700

and, in the case of notice to any one Underwriter, at such address as may be provided by the Underwriter from time to time upon request by any of the other parties. The Trust, Harvest, the Underwriters and each of them may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by courier service or by facsimile transmission, and shall be deemed to have been received, if given by facsimile transmission, on the day of sending (if such day is a business day and, if not, on the next business day following the sending thereof) and, if given by courier service, on the next business day following the sending thereof.

19. Lead Underwriter

19.1 The Trust shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by the Lead Underwriter which shall represent the Underwriters and which have the authority to bind the Underwriters except in respect of a notice of termination given pursuant to Section 14, which notice may be given by any Underwriter, or an agreement of settlement given under Section 11 which may be given only by the Underwriter affected thereby. Each Underwriter shall consult fully with any other with respect to any such notice or other communication. Acceptance of this offer by the Trust and Harvest shall constitute their respective authority for accepting notification of any such matters from the Lead Underwriter.

20. Further Offerings

20.1 Neither the Trust or Harvest shall, without the prior written consent of the Lead Underwriter, on behalf of the Underwriters, which consent shall not be unreasonably

withheld, create, authorize, issue or sell or announce its intention to so create, authorize, issue or sell any Trust Units or other securities of the Trust, rights to purchase such Trust Units, or other securities of the Trust, or any securities convertible into or exercisable or exchangeable for such Trust Units, or other securities of the Trust, or agree to any of the foregoing, prior to 90 days after the Closing Date, except for (i) pursuant to the Option, (ii) options granted under the Trust's Unit Incentive Plan and Trust Units issued pursuant to the exercise of such options; (iii) Trust Units issued pursuant to the Trust's DRIP Plan and (iv) securities issuable in connection with the Equity Bridge Notes.

21. Severability

21.1 If any provision hereof is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

22. Governing Laws

22.1 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of Alberta with respect to all matters arising out of this Agreement and the transactions contemplated herein.

23. Time of the Essence

23.1 Time shall be of the essence hereof.

24. Currency

24.1 Unless otherwise indicated, all references herein to currency shall be to the lawful money of Canada.

25. Parties to Act Reasonably

25.1 In exercising rights or making decisions under this Agreement, all parties shall act in a commercially reasonable manner consistent with practice in the Canadian securities industry.

26. Entire Agreement

26.1 It is understood and agreed that the terms and conditions of this Agreement supersede any previous verbal or written agreements with respect to the subject matter hereof.

27. Counterparts

27.1 This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts, taken together, shall constitute one and the same instrument.

28. Contracts of the Trust

28.1 The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any registered or beneficial holder of Trust Units or any beneficiary under a plan of which a holder of such Trust Units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, and recourse shall be limited to, and satisfied only out of the Trust Fund as defined in the Trust Indenture, as amended or restated from time to time.

29. Acknowledgement and Consent

29.1 Each of the Trust and Harvest: (i) acknowledges and agrees that each of the Underwriters has certain statutory obligations as a registrant under the Securities Laws and has fiduciary relationships with its respective clients; and (ii) consents to each of the Underwriters acting hereunder while continuing to act for its respective clients. To the extent that an Underwriter's statutory obligations as a registrant under Securities Laws or fiduciary relationships with its clients conflicts with its obligations hereunder, the Underwriter shall be entitled to fulfil its statutory obligations as a registrant under Applicable Securities Laws and its duties to its clients. Nothing in this Agreement shall be interpreted to prevent an Underwriter from fulfilling its statutory obligations as a registrant under Securities Laws or to act as a fiduciary of its clients.

If the foregoing accurately reflects the terms of the Agreement which we are to enter into and if such terms are agreed to by each of the Trust and Harvest, please signify acceptance by executing a copy of this letter where indicated below and returning it to the Lead Underwriter.

NATIONAL BANK FINANCIAL INC.

Per: *"L. Trevor Anderson"*

CIBC WORLD MARKETS INC.

Per: *"T. Timothy Kitchen"*

FIRSTENERGY CAPITAL CORP.

Per: *"Nicholas J. Johnson"*

HAYWOOD SECURITIES INC.

Per: *"David G. McGorman"*

ACCEPTED AND AGREED to as of the date hereof.

HARVEST ENERGY TRUST, by its attorney Harvest Operations Corp.

Per: *"Jacob Roorda"*

Per: *"David Fisher "*

HARVEST OPERATIONS CORP.

Per: *"Jacob Roorda"*

SCHEDULE "A"

OPINION OF COUNSEL TO THE TRUST AND HARVEST

1. the Trust has been properly created and is validly existing as an unincorporated trust under the laws of the Province of Alberta having the Trustee duly appointed as trustee of the Trust under the Trust Indenture;

2. the Trust has the power, capacity and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted;

3. each of Harvest and WEI is a corporation duly incorporated and validly subsisting under the laws of Alberta, the jurisdiction of its incorporation, and is in good standing with respect to the filing of returns and has all requisite corporate power, capacity and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted, and is duly qualified to carry on business in each jurisdiction in which its business is now conducted or is presently proposed to be conducted;

4. the authorized capital of Harvest consists of an unlimited number of common shares and an unlimited number of first preferred shares, of which one common share is currently issued and outstanding, which common share is validly issued as fully paid and non-assessable, and the Trust is the registered holder of such issued and outstanding common share and holds such common share with valid and marketable title to the common share free and clear of any liens, pledges, charges, encumbrances, security interests or other adverse claims whatsoever;

5. the authorized capital of WEI consists of an unlimited number of common shares, of which one common share is currently issued and outstanding, which common share is validly issued as fully paid and non-assessable, and the Trust is the registered holder of the issued and outstanding common share and holds such common share with valid and marketable title to the common share free and clear of any liens, pledges, charges, encumbrances, security interests or other adverse claims whatsoever;

6. the Trust is a "reporting issuer" not in default of any requirement of the *Securities Act* (Alberta) and the regulations thereunder and has a similar status under the Securities Laws of each of the other Qualifying Provinces, where such concept exists;

7. the Trust is authorized to issue an unlimited number of Trust Units, and except as otherwise disclosed in the Prospectus, there are no options, warrants, conversion privileges or other rights or agreements for the purchase of any unissued securities of the Trust;

8. the Trust and the attributes and characteristics of the Units conform in all material respects with the descriptions thereof in the Prospectus;

9. the form of the definitive certificate representing the Units has been duly approved and adopted by the Trust and complies with all legal requirements (including all applicable requirements of the Exchange) relating thereto;

10. the Units sold to the Underwriters pursuant to this Agreement have been validly created, duly authorized and validly issued by the Trust and are fully paid and non-assessable Trust Units of the Trust;

11. the Units are listed and, upon notification to the Exchange of the issuance thereof, will be posted for trading on the Exchange as of the opening of trading today;

12. the Trustee has been duly appointed as the transfer agent and registrar for the Trust Units (including, without limitation, the Units);

13. no consent, approval, authorization or order of or filing, registration or qualification with any governmental or regulatory body or agency in the Province of Alberta (or pursuant to the federal laws of Canada applicable therein) is required to be obtained by the Trust for the offer and sale of the Units by the Underwriters in the manner contemplated hereby, except such as have been obtained;

14. the Trust and Harvest (on its own behalf and on behalf of the Trust) have the necessary power and authority to execute and deliver the Prospectus and any Supplementary Material filed prior to the Closing and all necessary action has been taken by the Trust and Harvest (on its own behalf and on behalf of the Trust) to authorize the execution and delivery by it of the Prospectus and any Supplementary Material filed prior to the Closing and the filing thereof, as the case may be, in each of the Qualifying Provinces under Securities Laws;

15. each of the Trust and Harvest (on its own behalf and on behalf of the Trust) has the necessary trust or corporate power and authority to execute and deliver the Material Agreements to which it is a party, and to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby and thereby and by the Prospectus (including in the case of the Trust to sell the Units) and each of the Material Agreements has been duly authorized, executed and delivered by such of the Trust and Harvest (on its own behalf and on behalf of the Trust) as is party thereto and is a legal, valid and binding obligation of each of them and enforceable in accordance with its terms (subject to reasonable opinion qualifications);

16. neither the Trust, Harvest nor WEI is in default or breach of, and the execution and delivery of each of the Material Agreements to which they are respectively a party by the Trust and Harvest (on its own behalf and on behalf of the Trust), the fulfilment of the terms hereof and thereof by each of them, and the sale and delivery by the Trust at the Closing Time of the Units do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with, (i) any applicable laws, (ii) any terms, conditions or provisions of the articles, by-laws, or constating documents of the Trust, Harvest or WEI, (iii) any resolutions of the directors (or any committee thereof), shareholders or unitholders, as the case may be, of the Trust, Harvest or WEI, (iv) any indenture, agreement or instrument to which the Trust, Harvest or WEI is a party or by which it is contractually bound on the Closing Date and of which such counsel is aware, or (v) any judgment, order or decree of any court, governmental agency or body or

regulatory authority having jurisdiction over or binding the Trust, Harvest, WEI or their respective properties or assets or the Units and of which such counsel is aware;

17. the statements in the section "Eligibility for Investment" in the Preliminary Prospectus and Prospectus are true and correct;

18. except such as have been made or obtained, no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority is required, for the execution, delivery and performance by the Trust or Harvest (on its own behalf and on behalf of the Trust), as the case may be, of the Material Agreements, to which they are a party, the grant of the Option or the consummation by the Trust or Harvest of the transactions contemplated herein or therein;

19. all necessary documents have been filed, all necessary proceedings have been taken and all other legal requirements have been fulfilled under the laws of Canada and of each of the Qualifying Provinces in order to qualify the distribution of the Units in each of the Qualifying Provinces through investment dealers or brokers registered under applicable legislation of the Qualifying Provinces who have complied with the relevant provisions of such legislation;

20. subject to the qualifications and assumptions set out therein, the statements in the Preliminary Prospectus and Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax considerations pursuant to the *Income Tax Act* (Canada) generally applicable to persons who acquire Units pursuant to the Prospectus, who are resident in Canada, who hold the Units as capital property and who deal at arm's length with the Trust, Harvest and the Underwriters.

21. the Trust has the full legal right, power and authority to grant the Option and to issue the Units and all necessary trust or corporate actions have been taken by the Trust or Harvest (on its own behalf and on behalf of the Trust), as the case may be, to authorize the issuance and sale of the Units and the grant of the Option;

22. the Option has been validly authorized, the Option Units have been duly and validly reserved for issuance and, upon the Trust receiving payment for any Option Units upon exercise of the Option in accordance with the terms thereof, such Option Units will be validly created and issued by the Trust as fully paid and non-assessable Trust Units of the Trust; and

23. no order having the effect of ceasing or suspending the distribution of the Units, of which counsel is aware, has been issued by any Securities Commission and no proceedings for that purpose, of which counsel is aware, have been instituted or are pending or contemplated.

62

SEATON JORDAN & ASSOCIATES LTD.

MINERAL MANAGEMENT CONSULTANTS

October 1, 2003

HARVEST ENERGY TRUST
1900, 330 – 5TH Avenue S.W.
Calgary, Alberta
T2P 0L4

Gentlemen:

At your request we have evaluated certain **HARVEST ENERGY TRUST SASKATCHEWAN ACQUISITION** non-reserve oil and gas properties as at July 1, 2003. Our evaluation represents what we believe to be the market value at the present time. Market value is defined as the price which we as independent consultants, given the conditions existing at July 1, 2003, feel could reasonably be expected to be received for these properties.

In order to determine the market value, Seaton-Jordan analyzed the most current prices paid at land sales for properties in the immediate vicinity of each of the **HARVEST ENERGY TRUST SASKATCHEWAN ACQUISITION** properties. In areas where current prices were not available in the immediate vicinity, Seaton-Jordan used its best judgment. In addition, recognition was given to the remaining terms of the oil and gas leases as well as any particular burdens such as overriding royalties.

The following is our assessment of the market value for certain **HARVEST ENERGY TRUST SASKATCHEWAN ACQUISITION** non-reserve oil and gas properties.

EFFECTIVE JULY 1, 2003

Area	Gross Acres	Net Acres	Value $
Corning/Flinton	6,308.5120	6,308.5120	$217,101
Hazelwood	8,897.1230	8,668.5840	$722,355
Moose Valley	3,993.5260	3,793.7920	$217,202
Parkman East	2,690.9460	2,505.6440	$44,596
SE Non Core	1,775.4030	714.6670	$33,344
Wauchope	2,638.8770	2,514.0860	$62,120
Whitebear	6,204.4340	6,204.4340	$368,575
	32,508.8210	**30,709.7190**	**$1,665,293**

Net acres represents the aggregate working interest which **HARVEST ENERGY TRUST SASKATCHEWAN ACQUISITION** holds in the gross acres after deducting the working interest held by unrelated parties.

Yours truly,

SEATON-JORDAN & ASSOCIATES LTD.

D. R. Jordan
President

DRJ*jjg

63

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST SE SASKATCHEWAN PROPERTY ACQUISITION UPDATE

Calgary, October 1, 2003 (TSX: HTE.UN) — Harvest Energy Trust (the "Trust" or "Harvest") announces that it has revised its previously planned acquisition of light oil properties in the Carlyle area of Southeastern Saskatchewan. Harvest will now acquire certain of these assets for total consideration of approximately $80 million. The acquisition is expected to be completed on or about October 14, 2003.

Revised Carlyle Property Acquisition Highlights:

- current production of approximately 5,200 BOE (favourable acquisition parameter of $15,400 per BOE per day);
- established reserves at January 1, 2003, as determined by McDaniel & Associates, of 16.5 million BOE (favourable acquisition parameter of $4.85 per BOE);
- reserve life index of 8.3;
- light gravity crude averaging 33° API;
- high quality, mature production from large, original-oil-in-place (approximately 750 million barrels) supported by active natural water drive;
- 98% of the acquired production is operated with an average working interest of 93%;
- inventory of property enhancement projects including infill drilling, fluid handling optimization opportunities and operating cost reduction projects;
- included with these properties, Harvest will acquire the following complimentary assets:
    - 2D and 3D seismic data on the acquired properties;
    - a gross overriding royalty on over 200,000 acres of undeveloped lands;
    - 9 central processing batteries, 21 satellites and 1 natural gas processing facility;
    - oil price hedge/collar, locking in the price for 2,500 barrels per day of WTI sales within a range defined by:

	Q4 2003	Calendar 2004
Floor	US $24.00	US $22.00
Ceiling	US $30.45	US $28.10

Benefits to Unitholders:

Harvest anticipates the Carlyle property acquisition will provide the following benefits to our Unitholders:

- increases Harvest's established reserve base to 33.5 MM BOE;
- increases Harvest's reserve life index to 5.8;
- increases the light/medium oil component of Harvest's production to 64%;
- provides an expanded base of production compatible with Harvest's proven operating competencies;
- adds a new core area for additional low cost growth in the form of property enhancement and consolidation of additional interests through acquisitions;
- accretive to 2004 cash flow;
- greater cash flow certainty from a larger production and reserve base; and
- acquisition of royalty interests which provide the potential for reserve addition without capital expenditures.

Financing:

Harvest also announces that it has arranged a new Canadian based lender credit facility and has repaid all of its indebtedness under its previous credit facility with proceeds from the new credit facility and amounts available under equity bridge notes (the "Equity Bridge") and non-equity bridge notes (the "Short-Term Bridge") (collectively, the "Bridge Notes") with the Chairman of Harvest and Caribou Capital Corp., a company controlled by the Chairman (the "Bridge Lender"). The above mentioned acquisition is subject to finalizing these arrangements.

The Bridge Notes provide for advances of up to $70 million to the Trust. No commitment or arrangement fee has or will be earned by the Bridge Lender through the provision of the Bridge Notes. As of the date hereof, Harvest has $47.5 million outstanding pursuant to the Bridge Notes. All of the outstanding principal portion and all accrued and unpaid interest under the Bridge Notes is due and payable in full on January 1, 2005. The terms of the Bridge Notes agreements call for quarterly interest payments calculated daily at a fixed rate of 10% per annum. Under the Equity Bridge, the Trust also has the option to settle the quarterly interest payments with cash or, subject to receipt of applicable regulatory approval, the issue of that number of trust units equal to the quarterly payment amount divided by 90% of the ten-day weighted average trading price of the Harvest trust units.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
www.harvestenergy.ca
TSX Symbol: HTE.UN

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

64

04 MAR -9 AM 7:21

AGREEMENT OF PURCHASE AND SALE

BETWEEN

[INTENTIONALLY DELETED]

and

HARVEST OPERATIONS CORP.

October 1, 2003

TABLE OF CONTENTS

AGREEMENT OF PURCHASE AND SALE

THIS AGREEMENT made as of the 1st day of October, 2003.

BETWEEN:

[INTENTIONALLY DELETED] and having an office and carrying on business in Calgary, Alberta (hereinafter referred to as "**Vendor**")

- and -

HARVEST OPERATIONS CORP., a corporation having an office and carrying on business in Calgary, Alberta (hereinafter referred to as "**Purchaser**")

WHEREAS Vendor wishes to sell and Purchaser wishes to purchase the interest of Vendor in and to the Assets, subject to and in accordance with the terms and conditions hereof;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Parties have agreed as follows:

1. DEFINITIONS

In this Agreement, unless the context otherwise requires:

(a) "**Adjustment Date**" means 12:01 a.m., Calgary time, on October 1, 2003.

(b) "**AFEs**" means authorizations for expenditure, operations notices and ballots.

(c) "**Affiliate**" means, in respect of a Person, any other Person or group of Persons acting in concert, directly or indirectly, that controls, is controlled by or under common control with the first mentioned Person, and for the purposes of this definition "**control**" means the possession, directly or indirectly, by such Person or group of Persons acting in concert of the power to direct or cause the direction of the management and policies of the first mentioned Person, whether through the ownership of voting securities or otherwise.

(d) "**Applicable Law**" means, in relation to any Person, Asset, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of all federal, provincial, municipal and local governmental bodies (whether administrative, legislative, executive or otherwise) and final, non-appealable judgements, orders and decrees of all courts, arbitrators, commissions or bodies exercising similar functions in actions or proceedings in which the Person in question is a party, by which it is bound or having application to such Person, the Asset, transaction or event in question.

(e) "**Assets**" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests.

(f) "**Burdens**" means, collectively, the Royalty Interests, the Security Interests and all other encumbrances.

(g) "**Certificate**" means a written certification of a matter or matters of fact which, if required from a corporation, shall be made by an officer of the corporation, on behalf of the corporation and not in any personal capacity.

(h) "**Closing**" means the closing of the purchase and sale herein provided for.

(i) "**Closing Place**" means the offices of Vendor, or such other place as may be agreed upon in writing by Vendor and Purchaser.

(j) "**Closing Time**" means the hour of 10:00 a.m. on the later of:

  (i) the 14th day of October, 2003; and

  (ii) [intentionally deleted];

or such other time and date as may be agreed upon in writing by Vendor and Purchaser.

(k) "**Deposit**" means the sum of money set out in section 3(g);

(l) "**Land Schedule**" means Schedule "A".

(m) "**Lands**" means all of the right, title, interest and estate of Vendor, in and to the lands set forth and described in the Land Schedule [intentionally deleted] including the Petroleum Substances within, upon or under the lands (subject to the restrictions and exclusions set forth in the Leases as to the Petroleum Substances and geological formations), but does not include Surface Rights.

(n) "**Leases**" means the leases, licences, permits and other documents of title including those set forth and described in the Land Schedule, by virtue of which the holder thereof is entitled to drill for, win, take, own or remove the Petroleum Substances within, upon or under the Lands or by virtue of which the holder thereof is deemed to be entitled to a share of Petroleum Substances removed from the Lands or any lands with which the Lands are pooled or unitized and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefor.

(o) "**Miscellaneous Interests**" means all of the right, title, interest and estate of Vendor, [intentionally deleted] and in and to all property, rights and assets, whether contingent or absolute, legal or beneficial, present or future, vested or not, and not being Petroleum and Natural Gas Rights or Tangibles, which pertain

to such Petroleum and Natural Gas Rights or Tangibles, including without limitation the following property, rights and assets:

(i) contracts, agreements and documents (including Title and Operating Documents) relating to any of such Petroleum and Natural Gas Rights, Tangibles or items listed in items (ii) to (v) of this definition or any rights in relation thereto;

(ii) the Surface Rights;

(iii) permits, licences, authorizations and deposits relating to any of such Petroleum and Natural Gas Rights or Tangibles, or the use thereof;

(iv) all well bores located on the Lands or lands pooled or unitized therewith which may be used to produce Petroleum Substances from the Lands or lands pooled or unitized therewith or otherwise serve such lands;

(v) [intentionally deleted];

(vi) all extensions, renewals, replacements or amendments of the foregoing items described in items (i) to (v) of this definition; and

(vii) all Petroleum Substances in the course of production from the Lands but not at the Adjustment Date beyond the wellhead.

(p) "**Outside Closing Date**" means October 31, 2003.

(q) "**Party**" means a party to this Agreement.

(r) "**Permitted Encumbrances**" means:

(i) easements, rights of way, servitudes or other similar Surface Rights, including, without limitation, rights of way and servitudes for highways, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone or cable television conduits, poles, wires or cables;

(ii) the right reserved to or vested in any government, municipality or other public authority by the term of any Title and Operating Document or by Applicable Law to terminate any Title and Operating Document or to require annual or other periodic payments as a condition of the continuance thereof;

(iii) rights of general application reserved to or vested in any governmental authority to levy taxes or other levies on Petroleum Substances or the income or revenue therefrom and governmental requirements pertaining to

production rates from wells on the Lands or operations being conducted on the Lands or otherwise affecting the value of any property;

(iv) any rights reserved to or vested in any municipality or governmental, statutory or public authority to control or regulate any of the Assets in any manner;

(v) undetermined or inchoate liens incurred or created in the ordinary course of business as security in favour of any Person for Vendor's proportionate share of the costs and expenses applicable to the development or operation of any of the Assets which are not due or delinquent or are being contested in good faith;

(vi) the reservations, limitations, provisos and conditions in any grants or transfers from the Crown of any of the Lands or interests therein, and statutory exceptions to title;

(vii) liens granted in the ordinary course of business to a public utility, municipality or governmental authority with respect to operations pertaining to any of the Assets;

(viii) agreements and plans relating to pooling or unitization;

(ix) builder's, mechanic's, materialmen's and similar liens in respect of services rendered or goods supplied for which payment is not at the time due or, if due, are being contested in good faith;

(x) the Burdens, reduction or conversion or alteration of interests and adverse claims, in each case, set forth in any Schedule to this Agreement.

(s) "**Person**" includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual.

(t) "**Petroleum and Natural Gas Rights**" means the [intentionally deleted] and all of the right, title, estate and interest, whether absolute or contingent, legal or beneficial, present or future, vested or not, and whether or not an "interest in land", and held by Vendor in and to and in respect of the Leases and the Lands, subject to the Permitted Encumbrances, including all interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests, carried interests, economic interests and other interests, fractional or undivided interests in any of the foregoing, and all fee simple, leasehold or other interests in any Lands and including all rights and interests set forth in the Land Schedule.

(u) "**Petroleum Substances**" means petroleum, crude bitumen, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous (other than coal), whether hydrocarbon or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur.

(v) "**Prime Rate**" means an annual rate of interest equal to the annual rate of interest announced from time to time by the main Calgary branch of the Canadian Imperial Bank of Commerce as the reference rate then in effect for determining interest rates on Canadian dollar commercial loans in Canada.

(w) "**Production Sales Contracts**" means the contracts listed in Schedule "G".

(x) "**Purchase Price**" means the sum of money first set out in subsection 3(d).

(y) [intentionally deleted].

(z) "**Royalty Interests**" means all carried profits, net profits, net revenue, royalty interests (including ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of Petroleum and Natural Gas Rights or the production of Petroleum Substances in respect of such Petroleum and Natural Gas Rights) and similar Petroleum and Natural Gas Rights reserved or payable (by way of a share in production of Petroleum Substances or by way of money) to any Person or entity.

(aa) "**Security Interest**" means any mortgage, charge, pledge, lien, hypothec, assignment by way of or in effect as security, or security interest whatsoever, but does not include a right of set-off or a set-off.

(bb) [intentionally deleted].

(cc) [intentionally deleted].

(dd) [intentionally deleted].

(ee) "**Specific Conveyances**" means all conveyances, assignments, transfers, novations, directions to pay, transfers of caveats, notices and other documents or instruments that are reasonably required or desirable, in accordance with normal oil and gas industry practices, to convey, assign and transfer the Assets to Purchaser and to novate Purchaser into the Title and Operating Documents in the place and stead of Vendor with respect to the Assets.

(ff) "**Surface Rights**" means rights (whether fee simple or pursuant to orders, licences, leases, easements, rights-of-way or otherwise) to enter upon, use and occupy the surface of any Lands, any lands with which the same have been pooled or unitized, any lands upon which the Tangibles are located or any lands used to gain access thereto.

(gg) **"Take or Pay Delivery Obligations"** means the obligation of Vendor arising under or pursuant to any contract whereby Petroleum Substances attributable to the Petroleum and Natural Gas Rights or any of them may be sold for or in respect of payments or credits previously received by Vendor, its predecessors or others in respect of Petroleum Substances, the delivery of which had not been taken by the buyer thereof at the time of the payment or crediting, whether or not:

(i) Vendor is party to such contract;

(ii) the buyer of such Petroleum Substances recognizes Vendor as a seller or has recourse to Vendor; or

(iii) the payment, credit or assumption was made to or by Vendor or was remitted by to any other person.

(hh) **"Take of Pay Payments"** means, as at a particular time, the amounts received or receivable by and for the account of Vendor prior to such time as a result of which Vendor has Take or Pay Delivery Obligations which, as at such time, have not been satisfied and have not expired.

(ii) **"Tangibles"** means all right, title, estate and interest, whether absolute or contingent, legal or beneficial, present or future, vested or not, held by Vendor in and to any tangible property, apparatus, plant, equipment, surplus equipment, machinery and facilities, fixed or non-fixed, real or personal, used or capable of use in exploiting any Petroleum Substances from the Lands (whether the Petroleum and Natural Gas Rights to which such Petroleum Substances are attributable are owned by Vendor or by others or both), including:

(i) systems, plants and facilities used or useful in producing, gathering, compressing, dehydrating, scrubbing, processing, treating, separating, extracting, collecting, refrigerating, refining, measuring, storing, transporting or shipping Petroleum Substances;

(ii) tangible property and assets used or useful in exploring for, producing, storing, injecting or removing Petroleum Substances;

(iii) all extensions, additions and accretions to any item described in subparagraphs (i) and (ii) of this definition; and

(iv) the Wells;

and including all producing, shut-in, injection, disposal and other wells, casing, tubing, wellheads, buildings, plants, erections, production equipment, improvements, flowlines, pipelines, pipeline connections, extraction facilities, meters, generators, motors, compressors, separators, gas treating and processing equipment, dehydrators, scrubbers, pumps, refineries, pump jacks, tanks, boilers,

communications equipment, enhanced recovery systems and other machinery, apparatus and equipment.

(jj) "**Third Party**" means any individual or entity other than Vendor and Purchaser, including without limitation any partnership, corporation, trust, unincorporated organization, union, government and any department and agency thereof and any heir, executor, administrator or other legal representative of an individual.

(kk) "**this Agreement**", "**herein**", "**hereto**", "**hereof**" and similar expressions mean and refer to this Agreement of Purchase and Sale Agreement.

(ll) "**Title and Operating Documents**" means, in respect of any Petroleum and Natural Gas Rights, Tangibles, Surface Rights or Petroleum Substances of Vendor, (i) all of the agreements, contracts, instruments and other documents (including the Leases and all other leases, reservations, permits, licences of all sorts, exploration agreements, operating agreements, unit agreements, pooling agreements, assignments, trust declarations or other agreements to recognize Vendor's interests, participation agreements, farmin or farmout agreements, royalty agreements, purchase agreements and transfers, (ii) gas, oil, condensate and other production sale contracts including the contracts listed in Schedules "C" and "G", (iii) gathering, common stream, extraction, transportation, refining and processing agreements including the contracts listed in Schedule "H", (iv) agreements for the construction, ownership and/or operation of Tangibles) by virtue of which such Petroleum and Natural Gas Rights or Tangibles were acquired or constructed or are held by Vendor or pursuant to which the construction, ownership, operation, exploration, exploitation, extraction, development, production, transportation, refining or marketing of such Petroleum and Natural Gas Rights, Tangibles or Petroleum Substances are subject or which grant rights which are or may be used by the Person in connection therewith including the contracts listed in Schedule "E", and (v) the rights (except for Petroleum and Natural Gas Rights) granted under or created by such agreements, contracts, instruments and other documents.

(mm) "**Wells**" means all producing, suspended, shut-in, abandoned, water source disposal or injection wells located on the Lands or any lands pooled or unitized therewith.

2. **<u>INTERPRETATION</u>**

(a) The expressions "section", "subsection", "clause", "subclause", "paragraph" and "Schedule" followed by a number or letter or combination thereof mean and refer to the specified section, subsection, clause, subclause, paragraph and schedule of or to this Agreement.

(b) The division of this Agreement into sections, subsections, clauses, subclauses and paragraphs and the provision of headings for all or any thereof are for

convenience and reference only and shall not affect the construction or interpretation of this Agreement.

(c) When the context reasonably permits, words suggesting the singular shall be construed as suggesting the plural and vice versa, and words suggesting gender or gender neutrality shall be construed as suggesting the masculine, feminine and neutral genders.

(d) There are appended to this Agreement the following schedules pertaining to the following matters:

[intentionally deleted]

Such schedules are incorporated herein by reference as though contained in the body hereof. Wherever any term or condition of such schedules conflicts or is at variance with any term or condition in the body of this Agreement, such term or condition in the body of this Agreement shall prevail.

(e) All losses, costs, claims, damages, expenses and liabilities in respect of which a Party has a claim pursuant to this Agreement include without limitation reasonable legal fees and disbursements on a solicitor and client basis.

3. **PURCHASE AND SALE AND CLOSING**

(a) Purchase and Sale. Vendor hereby agrees to sell, assign, transfer, convey and set over to Purchaser, and Purchaser hereby agrees to purchase from Vendor, all of the right, title, estate and interest of Vendor (whether absolute or contingent, legal or beneficial) in and to the Assets subject to and in accordance with the terms of this Agreement.

(b) Closing. Closing shall take place at the Closing Place at the Closing Time if there has been satisfaction or waiver of the conditions of Closing herein contained. Subject to all other provisions of this Agreement, possession, risk and beneficial ownership of Vendor's interest in and to the Assets shall pass from Vendor to Purchaser at the Closing Time.

(c) Form of Payment. All payments to be made pursuant to this Agreement shall be in Canadian funds. All payments to be made at Closing shall be made by wire transfer.

(d) Purchase Price. [intentionally deleted].

(e) GST. The Purchase Price does not include GST. It is the understanding of the Parties as of the date hereof that subject to the filing of a prescribed election, no GST is exigible in respect of the transaction herein contemplated. In that regard, provided that Vendor has not obtained legal or accounting advice that the payment of GST at Closing is required, Vendor and Purchaser shall at Closing

execute the election in the form prescribed under section 167(1) of the Excise Tax Act (Canada) in respect of the purchase and sale of the Assets hereunder and Purchaser shall file the prescribed election with the Minister of National Revenue with Purchaser 's GST return for Purchaser's reporting period in which Closing occurs. If, following Closing, such election is rejected or overturned by the Minister of National Revenue, then Purchaser shall be responsible for the payment of any GST that is determined to be payable in respect of its purchase of the Assets pursuant hereto and any interest and penalties payable in respect of such GST and shall indemnify and save harmless Vendor in respect thereof other than in connection with any misrepresentation by Vendor in this section 3(e). If Vendor has obtained legal or accounting advice to the effect that payment of GST is required at Closing, then Purchaser shall pay the applicable GST amount to Vendor at Closing. Each Party represents that it is a GST registrant in good standing, that it will maintain its registration in accordance with the Excise Tax Act (Canada) until at least the election provided for herein is completed, and that its registration number for GST purposes is:

[intentionally deleted]

If the amount of the GST payable hereunder is adjusted as a result of any reassessment by the applicable Governmental Authority, any adjustment and any associated interest and penalties will be for Purchaser's account. However, the Parties will cooperate to ensure that all reasonable steps are taken to minimize the net impact of any such taxes and the corresponding penalties and interest.

(f) Allocation of Purchase Price. The Parties shall allocate the Purchase Price as follows:

[intentionally deleted].

(g) Deposit. [intentionally deleted] representing a deposit, being an amount that represents a genuine pre-estimate by the Parties of the damages that Vendor will suffer should Purchaser wrongfully fail to close the transactions contemplated by this Agreement, having regard to such matters as the nature of the Assets, the size of the Purchase Price, the amount of time between the date hereof and the Closing Time, and the time and expense to be incurred by Vendor. If Closing occurs at the Closing Time, the Deposit shall be retained by Vendor and applied towards the Purchase Price. If Closing does not occur at the Closing Time, the Deposit shall be governed pursuant to sections 4(a) and 4(b).

(h) [intentionally deleted].

4. CONDITIONS OF CLOSING

(a) Purchaser's Conditions. The obligation of Purchaser to purchase Vendor's interest in and to the Assets is subject to the following conditions precedent, which are

inserted herein and made part hereof for the exclusive benefit of Purchaser and may be waived by Purchaser:

(i) the representations and warranties of Vendor herein contained shall be true in all material respects when made and as of the Closing Time, and a Certificate to that effect shall have been delivered by Vendor to Purchaser at Closing;

(ii) all obligations of Vendor contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material respects, and a Certificate to that effect shall have been delivered by Vendor to Purchaser at Closing; and

(iii) Vendor shall have delivered to Purchaser at or prior to Closing discharges of any security held by any Third Party encumbering Vendor's interest in and to the Assets or any part or portion thereof, which discharges are requested by Purchaser a reasonable time prior to Closing.

(iv) [intentionally deleted];

(v) [intentionally deleted]; and

(vi) [intentionally deleted].

Subject to section 4(c), if any one or more of the foregoing conditions precedent, except section 4(a)(v), has or have not been satisfied, complied with, or waived by Purchaser, at or before the Closing Time, Purchaser may in addition to any other remedies which it may have available to it, rescind this Agreement by written notice to Vendor. If Purchaser rescinds this Agreement, Vendor shall forthwith return the Deposit to Purchaser and Purchaser and Vendor shall be released and discharged from all obligations hereunder except as provided in sections 4(c), 4(d) and 12.

(b) Vendor's Conditions. The obligation of Vendor to sell its interest in and to the Assets is subject to the following conditions precedent, which are inserted herein and made part hereof for the exclusive benefit of Vendor and may be waived by Vendor:

(i) the representations and warranties of Purchaser herein contained shall be true in all material respects when made and as of the Closing Time, and a Certificate to that effect shall have been delivered by Purchaser to Vendor at Closing;

(ii) all obligations of Purchaser contained in this Agreement to be performed prior to or at Closing shall have been timely performed in all material

respects, and a Certificate to that effect shall have been delivered by Purchaser to Vendor at Closing;

(iii) all amounts to be paid by Purchaser to Vendor at Closing shall have been paid to Vendor in the form stipulated in this Agreement;

(iv) [intentionally deleted]; and

(v) [intentionally deleted].

(c) [intentionally deleted].

(d) Efforts to Fulfil Conditions Precedent. Purchaser and Vendor shall proceed diligently and in good faith and use best efforts to satisfy and comply with and assist in the satisfaction and compliance with the conditions precedent.

5. REPRESENTATIONS AND WARRANTIES OF VENDOR

Purchaser acknowledges that it is purchasing Vendor's interest in and to the Assets on an "as is, where is" basis, without representation and warranty and without reliance on any information provided to Purchaser by Vendor, except that and subject in all instances to Permitted Encumbrances, Vendor makes the following representations and warranties to Purchaser, claims in respect of which shall be made by Purchaser only pursuant to section 7 and subject to the limitations of section 7 and no claim in respect of which shall be made or be enforceable by Purchaser unless written notice of such claim, with reasonable particulars, is given by Purchaser to Vendor within [intentionally deleted]:

(a) Corporate Standing: Vendor is [intentionally deleted] duly organized and validly existing under the laws of the jurisdiction of its [intentionally deleted], is authorized to carry on business in the Province in which the Lands are located, and now has good right, full power and absolute authority to sell, assign, transfer, convey and set over the interest of Vendor in and to the Assets according to the true intent and meaning of this Agreement;

(b) Authorization: the execution, delivery and performance of this Agreement has been duly and validly authorized by any and all requisite partner, corporate, shareholders' and directors' actions and will not result in any violation of, be in conflict with or constitute a default under any articles, charter, bylaw or other governing document to which Vendor is bound;

(c) No Conflict: to Vendor's knowledge, the execution, delivery and performance of this Agreement will not result in any violation of, be in conflict with or constitute a default under any term or provision of any agreement or document to which Vendor is party or by which Vendor is bound, nor under any judgment, decree, order, statute, regulation, rule or license applicable to Vendor;

(d) Enforceability: this Agreement and any other agreements delivered in connection herewith constitute valid and binding obligations of Vendor enforceable against Vendor in accordance with their terms;

(e) Approvals: to Vendor's knowledge, no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets is required for the due execution, delivery and performance by Vendor of this Agreement, other than authorizations, approvals or exemptions from requirement therefor, previously obtained and currently in force;

(f) Income Tax Act: Vendor is not a non-resident within the meaning of section 116 of the Income Tax Act (Canada) and the interest of Vendor in and to the Assets does not constitute all or substantially all the property of Vendor;

(g) Title to Assets: Vendor does not warrant title to the Assets but does warrant that other than Permitted Encumbrances, Vendor has not done any act or thing whereby any of the Assets may be cancelled or determined and, except for Permitted Encumbrances, the Assets are now, and will be at Closing be, free and clear of all Burdens created by, through or under Vendor;

(h) Quiet Enjoyment: Subject to the rents, covenants, conditions and stipulations in the Title and Operating Documents and on the lessee's or holder's part thereunder to be paid, performed and observed, Purchaser may hold and enjoy its interest in the Assets for the residue of their respective terms and all renewals or extensions thereof, where applicable, for its own use and benefit without any lawful interruption of or by Vendor or its Affiliates or any Person claiming by, through or under Vendor or any Affiliates thereof;

(i) AMIs and Areas of Exclusion: Except as set forth in Schedule "F", to the knowledge of Vendor, there are no material area of mutual interest or area of exclusion provisions applicable to and binding upon the Assets;

(j) No Reduction: The interests of Vendor in the Assets are not subject either to reduction by virtue of the conversion or other alteration of the interest of any third Person claiming by, through or under Vendor, except for the Permitted Encumbrances or as set out in the Land Schedule;

(k) Take or Pay Delivery Obligations and Payments: There are no Take or Pay Delivery Obligations or Take or Pay Payments;

(l) Production Sales Contracts: Except as listed on Schedules C and G, to the knowledge of Vendor, there are no production sales agreements or arrangements under which Vendor, or any Third Party acting on behalf of Vendor, is obligated to sell or deliver Petroleum Substances allocable to the Petroleum and Natural

Gas Rights, other than contracts which are terminable on not more than 30 days notice without penalty or payment;

(m) No Balancing Agreements: There are no agreements or arrangements (commonly known as gas balancing, over-production or underlift-overlift agreements or arrangements) which are among two or more Persons owning interests in a portion of the Lands or lands pooled or unitized therewith, nor has there been any circumstance or case whereby one of such Persons has taken, or may hereafter take, a share of the production of Petroleum Substances from such lands greater than it would otherwise be entitled to by virtue of its interest in such Lands and which excess taking entitles the other Persons to a credit in respect of subsequent production from such lands by which Vendor is bound and which pertain to the Assets;

(n) Firm Transportation Agreements: Except as listed in Schedule "H", to the knowledge of Vendor, the Assets are not subject to any agreement respecting the firm transportation of Petroleum Substances having a term which expires more than 91 days after the Closing;

(o) No Default Notices: Vendor has not received nor delivered any written notices of default under the Title and Operating Documents or any notice alleging material default under any other agreement pertaining to the Assets;

(p) Offset and Accrued Drilling Obligations: Other than as disclosed in Schedule "I", Vendor has not received written notice that any of the Leases are subject to any accrued or drilling or off-set obligations which have not been satisfied or waived;

(q) Payment of Royalties and Taxes: Vendor has not received any written notice which remains in effect of non-payment of royalties and ad valorem, property, production, severance and similar taxes and assessments based on, or measured by, ownership of the Assets, the production of Petroleum Substances from the Lands or the receipt of proceeds therefrom that are payable by Vendor;

(r) Environmental Matters: Vendor has:

(i) not, in the case where Vendor operates the Assets, and not to the knowledge of Vendor, in the case where Vendor does not operate the Assets, received any orders or directives which relate to environmental matters and which require any work, repairs, construction or capital expenditures with respect to the Assets, where such orders or directives have not been complied with in all material respects;

(ii) not, in the case where Vendor operates the Assets, and not to the knowledge of Vendor, in the case where Vendor does not operate the Assets, received any demand or notice issued with respect to the breach of any Environmental Law applicable to the Assets, including, without

limitation, respecting the use, storage, treatment, transportation or disposition of environmental contaminants, which demand or notice remains outstanding on the date hereof; and

(iii) obtained all permits, licenses and other authorizations which are required under Environmental Law to own or operate the Assets and the failure of which to obtain would have a material adverse effect upon the current use or operation of such Assets.

(s) Abandonment of Wells:

(i) Vendor has not received any notice under Applicable Law which remains outstanding or from any operator of any of the Wells to the effect that any of the Wells are required to be abandoned; and

(ii) To the extent Vendor operates same, or to the extent Vendor does not operate same, to Vendor's knowledge, all of the Wells, if any, which have been abandoned were abandoned in accordance with all Applicable Laws regarding the abandonment of wells.

(t) Operation of Assets: The Assets operated and maintained by Vendor have been operated in accordance with generally accepted oil and gas industry practices in a good and workmanlike fashion and in compliance with Applicable Law and the terms and conditions of all agreements relating thereto and Vendor currently maintains insurance for the joint account in respect of loss or damage to such Assets, which insurance has coverage limits that are reasonable and prudent in the circumstances.

(u) [intentionally deleted]

(v) Production Allowables: None of the Wells operated by Vendor have been produced in excess of applicable production allowables imposed by Applicable Law since Vendor acquired its interests in the relevant Assets, which overproduction may affect future production rights.

(w) AFEs: To the knowledge of Vendor, other than as disclosed in Schedule "D", there are no third party AFEs approved by Vendor whereby Vendor's share of the AFE which becomes payable after the Adjustment Date would exceed $25,000 individually and as of the Adjustment Date there are no outstanding cash calls, Vendor's share of which exceeds $25,000, except as listed on Schedule "D".

Except as and to the extent set forth in this section 5, the Vendor makes no representations or warranties whatsoever, and disclaims all liability and responsibility for any representation, warranty, statement or information made or communicated (orally or in writing) to the Purchaser (including, but not limited to, any opinion, information or advice which may have been provided to the Purchaser by any officer, shareholder,

director, employee, agent, consultant or representative of the Vendor). [intentionally deleted]

6. **REPRESENTATIONS AND WARRANTIES OF PURCHASER**

Purchaser makes the following representations and warranties to Vendor, claims in respect of which shall be made by Vendor only pursuant to and subject to the limitations of section 7 and no claim in respect of which shall be made or be enforceable by Vendor unless written notice of such claim, with reasonable particulars, is given by Vendor to Purchaser within a period of twelve (12) months from the date hereof:

(a) Corporate Standing: Purchaser is a corporation duly organized and validly existing under the laws of the jurisdiction of incorporation of Purchaser, is authorized to carry on business in the Province in which the Lands are located, and now has good right, full power and absolute authority to purchase the interest of Vendor in and to the Assets according to the true intent and meaning of this Agreement;

(b) Authorization: the execution, delivery and performance of this Agreement has been duly and validly authorized by any and all requisite corporate, shareholders' and directors' actions and will not result in any violation of, be in conflict with or constitute a default under any articles, charter, bylaw or other governing document to which Purchaser is bound;

(c) No Conflict: the execution, delivery and performance of this Agreement will not result in any violation of, be in conflict with or constitute a default under any term or provision of any agreement or document to which Purchaser is party or by which Purchaser is bound, nor under any judgment, decree, order, statute, regulation, rule or license applicable to Purchaser;

(d) Enforceability: this Agreement and any other agreements delivered in connection herewith constitute valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their terms;

(e) Approvals: no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions from requirement therefor, previously obtained and currently in force; and

(f) Investment Canada Act: Purchaser is not a non-Canadian person for the purposes of the Investment Canada Act; and

(g) ROFRs: Except as may be set out in Schedule "J", none of the Assets is subject to any preferential, pre-emptive or first purchase rights, that become operative by

virtue of this Agreement or the transaction to be effected by it for which there are not valid exemptions.

7. **INDEMNITIES FOR REPRESENTATIONS AND WARRANTIES**

(a) Vendor shall be liable to Purchaser for and shall, in addition, indemnify Purchaser from and against, all losses, costs, claims, damages, expenses and liabilities suffered, sustained, paid or incurred by Purchaser which would not have been suffered, sustained, paid or incurred had all of the representations and warranties contained in section 5 been accurate and truthful.

(b) Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against, all losses, costs, claims, damages, expenses and liabilities suffered, sustained, paid or incurred by Vendor which would not have been suffered, sustained, paid or incurred had all of the representations and warranties contained in section 6 been accurate and truthful.

(c) No claim under this section 7 shall be made or be enforceable by a Party unless written notice of such claim, with reasonable particulars, is given by such Party to the Party against whom the claim is made within [intentionally deleted].

8. [INTENTIONALLY DELETED]

9. [INTENTIONALLY DELETED]

10. [INTENTIONALLY DELETED]

11. **FURTHER ASSURANCES**

Each Party will, from time to time and at all times hereafter upon request, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement. Until Purchaser is novated, with respect to the interest of Vendor in and to the Assets, into the Title and Operating Documents and any other agreements and documents to which the Assets are subject, Vendor shall act as Purchaser's agent (including without limitation to serve operation notices and authorizations for expenditure) as Purchaser reasonably and lawfully directs. Purchaser shall be liable to Vendor and shall, in addition, indemnify Vendor from and against, all losses, costs, claims, damages, expenses and liabilities suffered, sustained, paid or incurred by Vendor arising in connection with all acts or omissions of Vendor in its capacity as agent of Purchaser to the extent such acts and omissions were expressly or impliedly authorized by Purchaser.

12. **CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS**

Until Closing has occurred, each Party shall keep confidential all information obtained from the other Party in connection with the Assets and shall not release any information concerning this Agreement and the transactions herein provided for, without the prior written consent of the

other Party, which consent shall not be unreasonably withheld. Purchaser shall not issue any press release or other public announcements concerning this Agreement and the transactions herein provided for that mentions Vendor by name. Nothing contained herein shall prevent a Party at any time from furnishing information (i) to any governmental agency or regulatory authority or to the public if required by applicable law, provided that the Parties shall advise each other in advance of any public statement which they propose to make, (ii) in connection with obtaining consents or complying with preferential, pre-emptive or first purchase rights contained in Title and Operating Documents and any other agreements and documents to which the Assets are subject, or (iii) to procure the consent of Vendor's lenders.

13. NO MERGER

The covenants, representations, warranties and indemnities contained in this Agreement shall be deemed to be restated in any and all assignments, conveyances, transfers and other documents conveying the interests of Vendor in and to the Assets to Purchaser, subject to any and all time and other limitations contained in this Agreement. There shall not be any merger of any covenant, representation, warranty or indemnity in such assignments, conveyances, transfers and other documents notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

14. ENTIRE AGREEMENT

The provisions contained in any and all documents and agreements collateral hereto shall at all times be read subject to the provisions of this Agreement and, in the event of conflict, the provisions of this Agreement shall prevail. No amendments shall be made to this Agreement unless in writing, executed by the Parties. This Agreement supersedes all other agreements, documents, writings and verbal understandings among the Parties relating to the subject matter hereof and expresses the entire agreement of the Parties with respect to the subject matter hereof.

15. SUBROGATION

The assignment and conveyance effected by this Agreement is made with full right of substitution and subrogation of Purchaser in and to all covenants, representations, warranties and indemnities previously given or made by others in respect of the Assets or any part or portion thereof.

16. GOVERNING LAW

This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and applicable laws of Canada and shall, in all respects, be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of or in connection with this Agreement.

17. **ENUREMENT**

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and assigns.

18. **TIME OF ESSENCE**

Time shall be of the essence in this Agreement.

19. **NOTICES**

The addresses for service and the fax numbers of the Parties shall be as follows:

Vendor - [intentionally deleted]

Purchaser - Harvest Operations Corp.
1900, 330 - 5th Avenue S.W.
Calgary, Alberta T2P 0L4

[intentionally deleted]

All notices, communications and statements required, permitted or contemplated hereunder shall be in writing, and shall be delivered as follows:

(a) by personal service on a Party at the address of such Party set out above, in which case the item so served shall be deemed to have been received by that Party when personally served;

(b) by facsimile transmission to a Party to the fax number of such Party set out above, in which case the item so transmitted shall be deemed to have been received by that Party when transmitted; or

(c) except in the event of an actual or threatened postal strike or other labour disruption that may affect mail service, by mailing first class registered post, postage prepaid, to a Party at the address of such Party set out above, in which case the item so mailed shall be deemed to have been received by that Party on the fifth day following the date of mailing.

A Party may from time to time change its address for service or its fax number or both by giving written notice of such change to the other Party.

20. [INTENTIONALLY DELETED]

21. VENDOR ACCESS TO LAND RECORDS

Purchaser shall, upon request and after reasonable notice, provide reasonable access, at the offices of Purchaser and during its normal business hours, to such of the Title and Operating Documents and other contracts, agreements, records, books, documents, licenses, reports and data comprising Miscellaneous Interests delivered by Vendor hereunder, as Vendor may require for purposes concerning the interests which Vendor held in the Assets prior to the date hereof and the calculation of adjustments prior to the finalization of same, subject always to the requirement that all such information shall remain confidential.

22. [INTENTIONALLY DELETED]

23. [INTENTIONALLY DELETED]

24. [INTENTIONALLY DELETED]

25. [INTENTIONALLY DELETED]

IN WITNESS WHEREOF the Parties have executed and delivered this Agreement as of the date first above written.

[INTENTIONALLY DELETED]

Per: *(signed) [intentionally deleted]*
Name: [intentionally deleted]
Title: [intentionally deleted]

Per: *(signed) [intentionally deleted]*
Name: [intentionally deleted]
Title: [intentionally deleted]

HARVEST OPERATIONS CORP.

Per: *(signed) M. Bruce Chernoff*
Name: M. Bruce Chernoff
Title: Chairman

Per: ____________________
Name:
Title:

[ALL SCHEDULES INTENTIONALLY DELETED]

65

AMENDED AND RESTATED
EQUITY BRIDGE NOTE

(this "**Bridge Agreement**" or this "**Agreement**")

This Amended and Restated Equity Bridge Note Agreement is dated September 29, 2003.

WHEREAS Harvest Operations Corp. ("**Harvest**") entered into an Equity Bridge Note Agreement with M. Bruce Chernoff ("**Chernoff**" or the "**Lender**") dated July 28, 2003 (the "**Original Bridge Agreement**"); and

WHEREAS Harvest Energy Trust (the "**Trust**") has a deferred purchase price obligation pursuant to the Net Profits Interest Agreement ("**NPI**") between the Trust and Harvest which the Trust intends to partially finance with the proceeds of the credit facility ("**Bridge**") provided by Caribou pursuant to the Original Bridge Agreement and amended and restated as this Bridge Agreement; and

WHERAS Harvest has entered into a purchase and sale agreement with a third party to purchase certain oil and gas properties (the "**Properties**") formerly owned by [intentionally deleted]; and

WHEREAS Harvest will payout its obligation and terminate it credit facility with [intentionally deleted] as detailed in the September 24, 2003 Payout Letter between [intentionally deleted] and Harvest (the "**Payoff Letter**"); and

WHEREAS Harvest will partially finance its obligations under the Payoff Letter through funding provided to it by the Trust under this Bridge Agreement; and

WHEREAS the Trust has advanced to Harvest monies that were advanced to it under the Original Bridge Agreement which were applied on account of the deposit paid by Harvest in connection the purchase of the Properties; and

WHEREAS the Trust is further prepared to pay the unadvanced proceeds of this Bridge Agreement to Harvest pursuant to the NPI in connection with the purchase of the Properties;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree to amend and restate the Original Bridge Agreement in the form and on the terms and conditions of this Bridge Agreement as follows:

1. TRUST

Trust is an open-ended unincorporated investment trust formed under the laws of the Province of Alberta and was created under the laws of the Province of Alberta pursuant to an Amended and Restated trust indenture dated September 27, 2002.

2. LENDER

Chernoff is an individual, resident in Calgary, Alberta.

3. BRIDGE

The maximum principal amount available under the Bridge is Cdn. $10 million. The Lender agrees to allow the repayment by the Trust of any amounts outstanding under the Bridge from time to time in accordance with the terms of this Bridge Agreement. Once repaid, the Trust may not re-borrow under the Bridge without the express written consent of the Lender.

4. PURPOSE

The Bridge is to be used by the Trust to assist Harvest with the purchase of the Properties by advancing funds pursuant to the NPI between Harvest and the Trust and finance Harvest's repayment under the Payoff Letter.

5. INTEREST

The outstanding principal amount of the Bridge shall bear interest from and including the Drawdown Date (as hereinafter defined) to but excluding the date of repayment (both before and after demand, default and judgment) at a fixed rate equal to ten (10%) percent per annum (the "**Interest Rate**"). Interest accruing and due hereunder shall be calculated daily in accordance with the "nominal rate" method of interest calculation on the basis of a 365 or 366 day year (as the case may be) and shall be due and payable quarterly in arrears on the first Business Day of the following calendar quarter. Any amount of interest not paid when due (including overdue and unpaid interest) shall bear interest at the Interest Rate, be calculated daily and compounded on the last Business Day of each calendar quarter and shall be paid without the necessity of any demand being made, but if demand is made, on demand. The theory of deemed reinvestment shall not apply to the calculation of interest or the payment of other amounts hereunder. "**Business Day**" as used herein means a day that is not a Saturday, Sunday or Lender holiday in Calgary, Alberta.

The Trust hereby agrees that the foregoing description of the method of interest calculation fully complies with the requirements of the *Interest Act* (Canada) and the Trust acknowledges that without such agreement the Lender would not lend money to the Trust and the Trust hereby irrevocably waives all rights it may have at law, in equity, by statute or otherwise to plead or assert any defence that such description does not fully comply with the requirements of the *Interest Act* (Canada).

Interest may be paid in cash or in units ('Trust Units") of the Trust, at the election of the Trust. The number of Trust Units to be delivered by the Trust in settlement of interest payable shall be equivalent to the amount of the interest due divided by the most recent ten-day weighted average trading price of the Trust Units on the Toronto Stock Exchange (the "TSE"), discounted by ten (10%) percent. The Trust shall provide at least five (5) business days notice of its election to deliver Trust Units in advance of the date on which interest is otherwise due and payable.

6. COMMITMENT FEE

No commitment or arrangement fee is owing from the Trust to the Lender pursuant to this Bridge.

7. PAYMENTS

All payments to be made hereunder shall be made free of any set off and in immediately available funds, or Trust Units as described below, to the Lender at [intentionally deleted]. All payments to be made hereunder shall be made on or prior to 1:00 p.m. (Calgary time) on the day such payment is due. Wherever any payment hereunder shall become due on a day which is not a Business Day, the due date thereof shall be extended to the next Business Day, and such extension of time shall be included in the computation of any interest payable hereunder.

If interest due hereunder is to be settled with Trust Units at the election of the Trust, the Trust shall deliver fully paid and non-assessable Trust Units to the Lender at the above address within one (1) business day of the date on which the interest is otherwise due and payable.

8. PRINCIPAL REDUCTIONS AND REPAYMENT

The entire amount outstanding hereunder, including all accrued and unpaid interest and any other amounts owing hereunder, shall be repaid by the Trust on the date (the "Maturity Date") which is January 1, 2005.

The Trust shall have the option, at its discretion, to repay the entire principal amount and any outstanding interest, at the Maturity Date, in cash or in Trust Units. The number of Trust Units to be delivered by the Trust in settlement of the remaining obligations payable at the Maturity Date shall be equivalent to the amount of the interest due divided by the most recent ten-day weighted average trading price of the Trust Units on the Toronto Stock Exchange (the "TSE"), discounted by ten (10%) percent. The Trust shall provide at least five (5) business days notice of its election to deliver Trust Units in advance of the date on which interest is otherwise due and payable.

If the Trust chooses to partially repay any principal amount outstanding under the Bridge prior to the Maturity Date, the Trust shall make such payment in cash only.

9. PERMANENT PREPAYMENT

Subject to the provisions of this Bridge Agreement, the Bridge may be permanently prepaid, in whole or in part on ten (10) Business Days prior written notice, and with the express written consent of the Lender, provided that any outstanding interest is also paid on that date. Following a permanent prepayment, the Trust shall not be permitted to borrow additional amounts under the Bridge.

10. SECURITY

As continuing collateral security for the repayment of the Bridge, interest thereon and all other liabilities of the Trust to the Lender hereunder, the Lender has been or shall be provided with the following security (the "**Security**") in form and substance satisfactory to the Lender:

(a) evidence, in the form of a fixed and floating charge debenture, of the Lender's right to take possession of the NPI or any other property of the Trust or any part thereof (the "Mortgaged Properties"), to receive and apply all net proceeds generated from the NPI against the Bridge and any other amounts owing hereunder and/or to appoint a receiver with respect to the NPI;

(b) evidence of applicable insurance coverage relating to Harvest and the Properties, including the Lender as second loss payee behind the Bank; and

(c) any other ancillary documentation that the Lender or its counsel may reasonably require.

Each item of Security shall be treated as separate collateral security given in addition to any other item of Security.

Notwithstanding anything else contained herein, the Lender's rights hereto are specifically subordinate to any senior secured debt outstanding in Harvest.

11. CONDITIONS PRECEDENT

The obligation of the Lender to advance the Bridge is subject to the fulfilment of each and every one of the following conditions precedent (the "**Conditions Precedent**") on or prior to the initial advance (the "**Drawdown Date**") of the Bridge:

(a) all Bridge documentation and Security as contemplated herein shall have been executed and delivered to the Lender and shall have been registered, or arrangements satisfactory to the Lender to permit such registration following the advance of the Bridge shall have been made, where registration is required or of advantage, subject only to "Permitted Encumbrances" (to be agreed upon between Trust and Lender subsequent to the execution of this Agreement);

(b) the representations and warranties of the Trust contained herein shall be true and correct; and

(c) there shall exist no condition or event which constitutes an Event of Default or which, after the giving of notice or the passing of time, or both, would constitute an Event of Default.

The Conditions Precedent are for the sole and absolute benefit of the Lender and may be waived in whole or in part by the Lender; provided that any waiver shall not be binding unless given in writing and shall not derogate from the right of the Lender to insist on the satisfaction of any condition not expressly waived in writing or to insist on the satisfaction of any condition waived in writing which may be requested in the future.

12. FINANCIAL COVENANTS

(a) The Trust shall provide the following to the Lender:

(i) monthly production reports for the Properties are to be provided to the Lender within 30 days of the end of each calendar month;

(ii) quarterly unaudited financial statements of the Trust are to be provided to the Lender within 60 days of the end of each fiscal quarter of the Trust; and

(iii) annual audited financial statements of the Trust are to be provided to the Lender within 120 days of each fiscal year end of the Trust.

13. POSITIVE COVENANTS

The Trust covenants and agrees with the Lender that it shall:

(a) pay all amounts due and payable hereunder and pursuant to the Security in accordance with the terms hereof and thereof;

(b) at all times maintain its legal existence in good standing in Alberta, and preserve all material rights, powers, privileges, franchises and goodwill owned by it;

(c) carry on and conduct or cause to be carried on and conducted its business in a lawful, proper and efficient manner;

(d) keep or cause to be kept proper books of account and records and make or cause to be made therein true and faithful entries of all dealings and transactions in relation to its business;

(e) permit the Lender's representatives at any reasonable time during business hours to make such inspection of its business, properties, assets, books of account and records as such representatives may deem reasonable and to make copies of such books of account and records;

(f) promptly notify the Lender of the occurrence of any condition or event which constitutes an Event of Default or which, after the giving of notice or the passing of time, or both, would constitute an Event of Default;

(g) pay or cause to be paid all taxes, rates, source deductions, government fees and dues levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable;

(h) maintain a listing on the Toronto Stock Exchange;

(i) observe the terms of and perform its obligations under this Bridge Agreement and the Security, and under any other agreements now or hereafter made with the Lender; and

(j) promptly notify the Lender of (i) any litigation or proceeding in which it is a party if an adverse decision therein would require it to pay more than $1,000,000 or deliver assets the value of which exceeds such sum (whether or not the claim is considered to be covered by insurance), and (ii) the institution of any other suit or proceeding involving it that might materially and adversely affect the Properties or the Trust's or Harvest's operations, financial condition, or business.

14. NEGATIVE COVENANTS

The Trust covenants and agrees with the Lender that it shall not, without the Lender's prior written consent:

(a) make any material change in the nature of its business as carried on at the date hereof;

(b) enter into any transaction (including by way of reorganization, consolidation, arrangement, amalgamation, merger, liquidation, transfer, sale, disposition or otherwise) whereby the Trust or a material part of the Mortgaged Properties would be combined with or become the property of any other person;

(c) mortgage, charge, grant a security interest in or otherwise encumber its interests in the Mortgaged Properties, its other assets or any portion thereof or any revenues relating thereto, other than Permitted Encumbrances;

(d) incur, assume or be liable for or guarantee or assure the payment of any indebtedness for borrowed money or issue any debt securities which would rank ahead of or pari-passu with the Bridge, other than any senior secured debt; or

(e) declare or make any distribution of cash or property on its units during an Event of Default or to the extent such distribution may materially limit its ability to meet its obligations under this Bridge Agreement.

15. REPRESENTATIONS AND WARRANTIES

The Trust represents and warrants to the Lender that:

(a) the Trust is duly created and organized and is validly subsisting under the laws of the Province of Alberta and has the power and authority to operate its business and own its properties and assets;

(b) the Trust has all requisite power, authority and capacity to execute and deliver this Bridge Agreement and the Security and to perform its obligations hereunder and thereunder;

(c) the execution and delivery of this Bridge Agreement and the Security and the performance of the terms of this Bridge Agreement and the Security do not violate the provisions of the constating documents of the Trust or any law, order, rule or regulation applicable to the Trust and have been duly and validly authorized by the Trust;

(d) the execution, delivery and performance of the terms of this Bridge Agreement and the Security will not constitute a breach of any agreement to which the Trust or the Properties are bound or affected;

(e) there are no actions, suits or proceedings pending or threatened against the Trust, or affecting the Properties, before any court or government department, commission, board or agency which, if determined adversely, would have a material adverse effect on the financial condition of the Trust or a material adverse effect on its right, title and interest in and to any of the Mortgaged Properties;

(f) it is a "reporting issuer" in a number of jurisdictions, including the Province of Alberta and the Province of Ontario and the Trust is not in material default of any requirement of applicable securities laws;

(g) any Trust Units to be issued to the Lender as settlement of the Trust's interest and/or principal payment obligations herein shall, when delivered to the Lender, have been duly issued and shall be fully paid and non-assessable Trust Units of the Trust;

(h) the Trust has not received notice of any material default by it of, nor, to its knowledge, is it in default of, any rules, regulations or policies of the Toronto Stock Exchange, and no order has been issued ceasing or suspending the trading of any securities of the Trust and, to the knowledge of the Trust, there is no investigation or proceeding, pending or threatened, which would or might result in any order suspending or ceasing the trading of the securities of the Trust;

(i) there are no approvals required to be obtained by the Trust in respect of the execution and delivery of this Bridge Agreement or the completion of the transactions contemplated by this Bridge Agreement.

(j) this Bridge Agreement is, and when executed by the Trust the Security will be, valid, binding and legally enforceable against the Trust in accordance with their respective terms, except to the extent that the enforcement thereof may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditor's rights generally and that specific performance and other equitable remedies are subject to the discretion of the courts to which such remedy is sought; and

(k) the Trust has not incurred any indebtedness or obligations for borrowed money (other than as contemplated hereby or payables incurred in the ordinary course of business) and has not granted any security ranking equal with or in priority to the Security.

16. EVENTS OF DEFAULT

(a) The occurrence of each and every one of the following events or circumstances is herein called an "**Event of Default**":

(i) the non-payment, when due, of any amount in respect of principal, interest, fees, costs or expenses due and payable hereunder or pursuant to the Security;

(ii) any other debt of Harvest is in default;

(iii) more than 80% of the value of the Properties have been sold;

(iv) should the acquisition of the Properties fail to close on or before November 30, 2003.

(v) if the Trust fails to observe or perform or cause to be performed or observed any other covenant, term or condition contained herein, in any of the Security or any other agreement between the Trust and the Lender and any such failure is not remedied to the satisfaction of the Lender within 10 days following notice thereof by the Lender to the Trust;

(vi) if any default or event of default occurs under any Security or any event which with notice or lapse of time, or both, would constitute an event of default under the Security occurs or if any material default or event of default occurs under any material agreement to which the Trust is a party or which materially adversely affects the interests of the Trust in the Mortgaged Properties;

(vii) if any representation, warranty, certificate, statement or report made herein or furnished by the Trust in connection herewith, is untrue, false or erroneous in any material respect when made (and continues to be untrue, false or erroneous 10 days following notice thereof by the Lender to the Trust);

(viii) if an unacceptable (in the Lender's sole opinion) change in the management of Harvest or the trustee of the Trust has occurred;

(ix) if in the sole opinion of the Lender, there is a material adverse change in the financial condition of the Trust or Harvest or the Properties;

(x) if the Lender in good faith believes and has commercially reasonable grounds to believe that the prospect of repayment of the Bridge is or is about to be impaired or that the collateral secured by the Security is or is about to be placed in jeopardy;

(xi) if the Trust or Harvest shall (A) institute or commence proceedings to be adjudicated a Bankrupt or insolvent or consent to the filing of a Bankruptcy or insolvency proceeding against it, (B) file, institute or commence or otherwise take any proceeding relating to reorganization, adjustment, arrangement, composition, compromise, stay of proceedings or relief similar to any of the foregoing under any applicable law regarding Bankruptcy, insolvency, reorganization or relief of debtors (including under the *Companies' Creditors Arrangement Act* or the *Bankruptcy and Insolvency Act*), (C) consent to the filing of any such proceeding, (D) consent to the appointment of a receiver, liquidator, trustee or assignee in Bankruptcy or similar official or to the liquidation, dissolution or winding-up of the Trust or of all or a substantial part of its property and assets, (E) make an assignment for the benefit of creditors, (F) admit in writing its inability to pay its debts generally as they become due, (G) generally not be paying its debts as they come due or otherwise be insolvent, or (H) take any corporate or other action authorizing or in furtherance of any of the foregoing;

(xii) if any proceeding is filed, instituted or commenced by any person seeking (A) to adjudicate the Trust or Harvest a Bankrupt or insolvent or the liquidation, reorganization, winding-up, adjustment, arrangement, compromise, composition, stay of proceedings or similar relief of or for the Trust under any applicable law regarding Bankruptcy, insolvency, reorganization or relief of debtors (including under the *Companies' Creditors Arrangement Act* or the *Bankruptcy and Insolvency Act*), or (B) to appoint a receiver,

liquidator, trustee or assignee in Bankruptcy or similar official of the Trust or of all or a substantial part of its property and assets, unless such proceeding or action is being contested at the time in good faith by the Trust;

(xiii) if any execution or other process of any court becomes enforceable against any of the Mortgaged Properties or a distress or analogous process is levied upon any of the Mortgaged Properties and such execution or process or distress or analogous process has not been dismissed or stayed within 30 days after becoming enforceable;

(xiv) if the Trust ceases or threatens to cease carrying on its business or makes or threatens to make a bulk sale of its assets;

(xv) if a cease trading order is issued against the Trust by any Securities Commission or similar regulatory authority, if trading in the units of the Trust is suspended by any stock exchange, or if the units of the Trust are delisted from The Toronto Stock Exchange, in each case for five (5) consecutive Business Days; or

(xvi) if there occurs a Change of Control. In this Agreement, "Change of Control" means the occurrence of any of the following events in respect of the Trust:

(A) a person or group of persons, [intentionally deleted], acting jointly or in concert acquires, directly or indirectly:

(I) securities of the Trust to which are attached more than 20% of the votes that may be cast to elect any director of the Harvest ;

(II) a sufficient number of securities of the Trust such that the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the Harvest;

or the sale of 50% of the assets of the Trust or Harvest; or

(B) a significant change in the management of Harvest meaning a change in the directors of Harvest such that the existing directors no longer form a majority of the Board of Directors of Harvest; or

(C) the Trust amalgamates or otherwise merges its business and properties with or into any other Person if that amalgamation or merger results in any of the conditions described in paragraph A. above.

(b) Without derogating from the demand nature of the Bridge, upon the occurrence of:

(i) an Event of Default (other than an Event of Default specified in Sections 16(a)(xi) or (xii)) the Lender shall have the option (upon notice to the Trust) to declare the principal then outstanding, all interest thereon accrued and unpaid, and all other sums owing hereunder to be immediately due and payable to the Lender; and

(ii) an Event of Default specified in Sections 16(a)(xi) or (xii), the principal amount of the Bridge, all accrued and unpaid interest thereon and all other amounts outstanding hereunder shall automatically become due and payable to the Lender without any requirement that notice be given to the Trust;

and the exercise by the Lender of such option or the occurrence of an Event of Default specified in Sections 16(a)(xi) or (xii) shall be deemed to constitute due demand for payment thereof and to

have caused the Security and each part thereof to have become enforceable and to have terminated the availability of the Bridge and the Lender shall have all rights and remedies available to it at law, in equity or otherwise, whether arising by virtue of this Bridge Agreement, the Security or otherwise, including (without limitation) the right of the Lender to take possession of any of the Mortgaged Properties or any part thereof, to receive and apply all net revenues generated from the Mortgaged Properties against the Bridge and any other amounts owing hereunder and/or to appoint a receiver with respect to any of the Mortgaged Properties.

(c) In the case of demand of the Bridge and/or an Event of Default, the Lender may exercise all or any of its rights, remedies and powers available to it under this Bridge Agreement, the Security or any part thereof or any other collateral security, in whole or in part, and in such portions and in such order as it may in its sole discretion determine, without prejudice to any other rights, remedies or powers it may have at law, in equity or otherwise. No exercise of or failure to exercise any rights or powers in this Bridge Agreement, the Security or any part thereof and no delay or omission in such exercise, shall exhaust the same or be construed as a waiver of any of them. Notwithstanding anything herein, at law, equity or otherwise provided, the occurrence of an Event of Default shall not be a condition to the ability of the Lender to demand payment of the indebtedness of the Trust hereunder, all of which shall become immediately due and payable on demand, and the Trust waives any notice of demand, right to protest or requirement of time in connection with any such demand.

(d) In the case of demand of the Bridge and/or an Event of Default, the Trust may no longer exercise its option to settle any principal and interest outstanding under the Bridge with Trust Units.

(e) All monies received by the Lender or any receiver appointed under any part of the Security shall from time to time be applied in such order and in such amounts or proportions as the Lender in its sole discretion deems appropriate to all or any of the following uses, namely:

(i) in payment of the receiver's remuneration, if any;

(ii) in maintaining, repairing, storing or preparing for the sale of any of the property or assets covered by the Security;

(iii) in payment of all reasonable costs, charges and expenses incurred in connection with a realization against the Properties and/or of any of the Security by the Lender, the receiver and their respective solicitors, agents and employees;

(iv) in payment or discharge to the extent deemed necessary or desirable by the Lender of all liens, encumbrances, taxes, rates, assessments, rentals, insurance premiums and similar charges, if any, adversely affecting the Properties and which rank equal with or in priority to the Security or any part thereof;

(v) in payment of all accrued and unpaid interest on the principal amount of the Bridge; and

(vi) in payment of the outstanding amounts owed to the Lender under this Bridge Agreement or the Security.

Any residue or surplus thereafter remaining shall be paid to the Trust or to any other person or persons legally entitled thereto.

17. ACCOUNTS OF RECORD

The Lender shall open and maintain books of account evidencing the Bridge and all other amounts owing by the Trust to the Lender hereunder. The Lender shall enter in the foregoing accounts

details of all amounts from time to time owing, paid or repaid by the Trust hereunder. The information entered in the foregoing accounts shall constitute *prima facie* evidence of the indebtedness of the Trust to the Lender hereunder.

18. NON-MERGER

It is understood and agreed that the execution, delivery and registration of the Security in connection herewith shall in no way merge or extinguish the terms and conditions hereof, which shall survive and continue in full force and effect.

19. EXPENSES

The Trust shall pay, within 15 days following notice thereof by the Lender, all reasonable fees (including, but not limited to, all legal fees on a solicitor and its own client, full indemnity, basis relating hereto and the cost of accountants, engineers, consultants and appraisers) and expenses incurred by the Lender in connection with the preparation, negotiation, documentation, title review and operation of the Bridge and the Security, including the enforcement of the Lender's rights under this Bridge Agreement and the Security, whether or not the Security is executed by the Trust or any amount is advanced under the Bridge. If the Trust fails to pay any amounts required to be paid by it under this Bridge Agreement or to observe or perform any of the covenants and obligations herein to be observed or performed by it, the Lender may, but shall be under no obligation to, pay such amounts or do such act or things as may be required to ensure such observance and performance and such amounts shall, from the time they are paid by the Lender until repaid by the Trust, bear interest at the Interest Rate.

20. SET OFF

The Lender shall have the right to set off and apply any funds of the Trust deposited with or held by the Lender from time to time, and any other indebtedness at any time owing to the Trust by the Lender, against any of the amounts outstanding hereunder from time to time.

21. NOTICES

All notices, requests, demands and other communications hereunder shall be in writing and shall be furnished to the parties at the addresses listed below. Notices shall be given by personal delivery or transmitted by telecopier and shall be deemed to be received on the Business Day of receipt (unless such delivery or transmission is received after 2:00 p.m. Calgary time, in which case it shall be deemed to have been received on the following Business Day) to:

(a) the Trust at:
c/o Harvest Operations Corp.
1900, 330 – 5th Avenue S.W.
Calgary, Alberta T2P 0L4
Attention: Jacob Roorda
Telecopier: (403) 265-3490

the Lender at:
[intentionally deleted]

or at such other address as either party specifies from time to time in a notice to the other.

22. CONFLICT

The terms of this Bridge Agreement express and constitute the entire agreement between the parties regarding the subject matter hereof and this Bridge Agreement supersedes and replaces any financing proposal or commitment letter related hereto. In the event of any conflict, ambiguity or inconsistency between the terms of this Bridge Agreement and the Security, the terms of this Bridge

Agreement shall govern and prevail to the extent necessary to remove the conflict, ambiguity or inconsistency.

23. WAIVER OF SASKATCHEWAN LEGISLATION

The Trust hereby covenants and agrees with the Lender that:

(a) the *Land Contracts (Actions) Act* (Saskatchewan) shall have no application to any action (as defined in such Act) with respect to this Bridge Agreement or the Security or any other agreement entered into pursuant to or contemplated hereby; and

(b) the *Limitation of Civil Rights Act* (Saskatchewan) shall have no application to:

(i) this Bridge Agreement or the Security

(ii) any agreement or instrument renewing or extending or collateral to this Bridge Agreement or the Security; or

(iii) the rights, power or remedies of the Lender or its receiver under any of the foregoing agreements or instruments.

24. MISCELLANEOUS

(a) The parties hereto agree to do such further acts and execute such further documents or agreements as may be required from time to time to give full effect and meaning to this Bridge Agreement and to carry out the intent and purpose of this Bridge Agreement.

(b) This Bridge Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective successors and assigns, except that the Trust may not assign its rights and obligations hereunder without the Lender's prior written consent. The Lender may syndicate, assign or grant participation in its rights and obligations hereunder.

(c) This Bridge Agreement and the Security shall be governed by the laws of the Province of Alberta and the Trust irrevocably submits and attorns to the jurisdiction of the Courts of Alberta for all matters arising hereunder.

(d) Time is of the essence hereof.

(e) The parties hereto acknowledge that Valiant Trust Company is entering into this agreement solely in its capacity as trustee of Harvest Energy Trust and is binding on it in such capacity, provided that any recourse against Valiant Trust Company or any unitholder in any manner in respect of any indebtedness, obligation or liability of Harvest Energy Trust, or Valiant Trust company in its capacity as trustee of Harvest Energy Trust, arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Amended and Restated Trust Indenture of the Trust dated as of September 27, 2002 as amended from time to time.

IN WITNESS WHEREOF the parties have executed this Agreement as of the 29th day of September, 2003.

(Signed) "*M. Bruce Chernoff*"
M. BRUCE CHERNOFF

VALIANT TRUST COMPANY, as Trustee of HARVEST ENERGY TRUST, by its Administrator Harvest Operations Corp.

Per: (Signed) "*David M. Fisher*"
Name: David M. Fisher, C.A.
Title: Vice President, Finance

66

AMENDED AND RESTATED
EQUITY BRIDGE NOTE

(this "**Bridge Agreement**" or this "**Agreement**")

This Amended and Restated Equity Bridge Note Agreement is dated as of September 29, 2003.

WHEREAS Harvest Operations Corp. ("**Harvest**") entered into an Equity Bridge Note Agreement with Caribou Capital Corp. ("**Caribou**" or "**Lender**") dated as of July 28, 2003 (the "**Original Bridge Agreement**"); and

WHEREAS Harvest Energy Trust (the "**Trust**") has a deferred purchase price obligation pursuant to Net Profits Interest Agreement ("**NPI**") between the Trust and Harvest which the Trust intends to partially finance with the proceeds of the credit facility (the "**Bridge**") provided by Caribou pursuant to the Original Bridge Agreement and amended and restated as this Bridge Agreement; and

WHEREAS Harvest has entered into a purchase and sale agreement with a third party to purchase certain oil and gas properties (the "**Properties**") formerly owned by [intentionally deleted]**;** and

WHEREAS Harvest has paid out and terminated its credit facility with [intentionally deleted]as detailed in the September 24, 2003 Payout Letter between [intentionally deleted] and Harvest (the "**Payoff Letter**"); and

WHEREAS Harvest partially financed the repayment of its obligations under the Payoff Letter through funding provided to it by the Trust under this Bridge Agreement; and

WHEREAS the Trust has advanced to Harvest monies that were advanced to it under the Original Bridge Agreement which were aplied on account of the deposit paid by Harvest in connection with the purchase of the Properties; and

WHEREAS the Trust is further prepared to pay unadvanced proceeds of this Bridge Agreement to Harvest pursuant to the NPI in connection with the purchase of the Properties; and

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree to amend and restate the Original Bridge Agreement in the form and on the terms and conditions of this Bridge Agreement as follows:

1. TRUST

Trust is an open-ended unincorporated investment trust formed under the laws of the Province of Alberta and was created under the laws of the Province of Alberta pursuant to an Amended and Restated trust indenture dated September 27, 2002.

2. LENDER

Caribou Capital Corp., is a privately held corporation incorporated [illegible] laws of the Province of Alberta on June 25, 1999.

3. BRIDGE

The maximum principal amount available under the Bridge is Cdn. $30 million. The Lender agrees to allow the repayment by the Trust of any amounts outstanding under the Bridge from time to time in accordance with the terms of this Bridge Agreement. Once repaid, the Trust may not re-borrow under the Bridge without the express written consent of the Lender.

4. PURPOSE

The Bridge is to be used by the Trust to assist Harvest with the purchase of the Properties by advancing funds pursuant to the NPI between Harvest and the Trust, and finance Harvest's repayment under the Payoff Letter.

5. INTEREST

The outstanding principal amount of the Bridge shall bear interest from and including the Drawdown Date (as hereinafter defined) to but excluding the date of repayment (both before and after demand, default and judgment) at a fixed rate equal to ten (10%) percent per annum (the "**Interest Rate**"). Interest accruing and due hereunder shall be calculated daily in accordance with the "nominal rate" method of interest calculation on the basis of a 365 or 366 day year (as the case may be) and shall be due and payable quarterly in arrears on the first Business Day of the following calendar quarter. Any amount of interest not paid when due (including overdue and unpaid interest) shall bear interest at the Interest Rate, be calculated daily and compounded on the last Business Day of each calendar quarter and shall be paid without the necessity of any demand being made, but if demand is made, on demand. The theory of deemed reinvestment shall not apply to the calculation of interest or the payment of other amounts hereunder. "**Business Day**" as used herein means a day that is not a Saturday, Sunday or Lender holiday in Calgary, Alberta.

The Trust hereby agrees that the foregoing description of the method of interest calculation fully complies with the requirements of the *Interest Act* (Canada) and the Trust acknowledges that without such agreement the Lender would not lend money to the Trust and the Trust hereby irrevocably waives all rights it may have at law, in equity, by statute or otherwise to plead or assert any defence that such description does not fully comply with the requirements of the *Interest Act* (Canada).

Interest may be paid in cash or in units ('Trust Units") of the Trust, at the election of the Trust. The number of Trust Units to be delivered by the Trust in settlement of interest payable shall be equivalent to the amount of the interest due divided by the most recent ten-day weighted average trading price of the Trust Units on the Toronto Stock Exchange (the "TSE"), discounted by ten (10%) percent. The Trust shall provide at least five (5) business days notice of its election to deliver Trust Units in advance of the date on which interest is otherwise due and payable.

6. COMMITMENT FEE

No commitment or arrangement fee is owing from the Trust to the Lender pursuant to this Bridge.

7. PAYMENTS

All payments to be made hereunder shall be made free of any set off and in immediately available funds, or Trust Units as described below, to the Lender at [intentionally deleted]. All payments to be made hereunder shall be made on or prior to 1:00 p.m. (Calgary time) on the day such payment is

due. Wherever any payment hereunder shall become due on a day which is not a Business Day, the due date thereof shall be extended to the next Business Day, and such extension of time shall be included in the computation of any interest payable hereunder.

If interest due hereunder is to be settled with Trust Units at the election of the Trust, the Trust shall deliver fully paid and non-assessable Trust Units to the Lender at the above address within one (1) business day of the date on which the interest is otherwise due and payable.

8. PRINCIPAL REDUCTIONS AND REPAYMENT

The entire amount outstanding hereunder, including all accrued and unpaid interest and any other amounts owing hereunder, shall be repaid by the Trust on the date (the "Maturity Date") which is January 1, 2005.

The Trust shall have the option, at its discretion, to repay the entire principal amount and any outstanding interest, at the Maturity Date, in cash or in Trust Units. The number of Trust Units to be delivered by the Trust in settlement of the remaining obligations payable at the Maturity Date shall be equivalent to the amount of the interest due divided by the most recent ten-day weighted average trading price of the Trust Units on the Toronto Stock Exchange (the "TSE"), discounted by ten (10%) percent. The Trust shall provide at least five (5) business days notice of its election to deliver Trust Units in advance of the date on which interest is otherwise due and payable.

If the Trust chooses to partially repay any principal amount outstanding under the Bridge prior to the Maturity Date, the Trust shall make such payment in cash only.

9. PERMANENT PREPAYMENT

Subject to the provisions of this Bridge Agreement, the Bridge may be permanently prepaid, in whole or in part on ten (10) Business Days prior written notice, and with the express written consent of the Lender, provided that any outstanding interest is also paid on that date. Following a permanent prepayment, the Trust shall not be permitted to borrow additional amounts under the Bridge.

10. SECURITY

As continuing collateral security for the repayment of the Bridge, interest thereon and all other liabilities of the Trust to the Lender hereunder, the Lender has been or shall be provided with the following security (the "**Security**") in form and substance satisfactory to the Lender:

(a) evidence, in the form of a fixed and floating charge debenture, of the Lender's right to take possession of the NPI or any other property of the Trust or any part thereof (the "Mortgaged Properties"), to receive and apply all net proceeds generated from the NPI against the Bridge and any other amounts owing hereunder and/or to appoint a receiver with respect to the NPI;

(b) evidence of applicable insurance coverage relating to Harvest and the Properties, including the Lender as second loss payee behind the Bank; and

(c) any other ancillary documentation that the Lender or its counsel may reasonably require.

Each item of Security shall be treated as separate collateral security given in addition to any other item of Security.

Notwithstanding anything else contained herein, the Lender's rights hereto are *specifically subordinate to any senior secured debt outstanding in Harvest.*

11. CONDITIONS PRECEDENT

The obligation of the Lender to advance the Bridge is subject to the fulfilment of each and every one of the following conditions precedent (the "**Conditions Precedent**") on or prior to the initial advance (the "**Drawdown Date**") of the Bridge:

(a) all Bridge documentation and Security as contemplated herein shall have been executed and delivered to the Lender and shall have been registered, or arrangements satisfactory to the Lender to permit such registration following the advance of the Bridge shall have been made, where registration is required or of advantage, subject only to "Permitted Encumbrances" (to be agreed upon between Trust and Lender subsequent to the execution of this Agreement);

(b) the representations and warranties of the Trust contained herein shall be true and correct; and

(c) there shall exist no condition or event which constitutes an Event of Default or which, after the giving of notice or the passing of time, or both, would constitute an Event of Default.

The Conditions Precedent are for the sole and absolute benefit of the Lender and may be waived in whole or in part by the Lender; provided that any waiver shall not be binding unless given in writing and shall not derogate from the right of the Lender to insist on the satisfaction of any condition not expressly waived in writing or to insist on the satisfaction of any condition waived in writing which may be requested in the future.

12. FINANCIAL COVENANTS

(a) The Trust shall provide the following to the Lender:

   (i) monthly production reports for the Properties are to be provided to the Lender within 30 days of the end of each calendar month;

   (ii) quarterly unaudited financial statements of the Trust are to be provided to the Lender within 60 days of the end of each fiscal quarter of the Trust; and

   (iii) annual audited financial statements of the Trust are to be provided to the Lender within 120 days of each fiscal year end of the Trust.

13. POSITIVE COVENANTS

The Trust covenants and agrees with the Lender that it shall:

(a) pay all amounts due and payable hereunder and pursuant to the Security in accordance with the terms hereof and thereof;

(b) at all times maintain its legal existence in good standing in Alberta, and preserve all material rights, powers, privileges, franchises and goodwill owned by it;

(c) carry on and conduct or cause to be carried on and conducted its business in a lawful, proper and efficient manner;

(d) keep or cause to be kept proper books of account and records and make or cause to be made therein true and faithful entries of all dealings and transactions in relation to its business;

(e) permit the Lender's representatives at any reasonable time during business hours to make such inspection of its business, properties, assets, books of account and records as such representatives may deem reasonable and to make copies of such books of account and records;

(f) promptly notify the Lender of the occurrence of any condition or event which constitutes an Event of Default or which, after the giving of notice or the passing of time, or both, would constitute an Event of Default;

(g) pay or cause to be paid all taxes, rates, source deductions, government fees and dues levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable;

(h) maintain a listing on the Toronto Stock Exchange;

(i) observe the terms of and perform its obligations under this Bridge Agreement and the Security, and under any other agreements now or hereafter made with the Lender; and

(j) promptly notify the Lender of (i) any litigation or proceeding in which it is a party if an adverse decision therein would require it to pay more than $1,000,000 or deliver assets the value of which exceeds such sum (whether or not the claim is considered to be covered by insurance), and (ii) the institution of any other suit or proceeding involving it that might materially and adversely affect the Properties or the Trust's or Harvest's operations, financial condition, or business.

14. NEGATIVE COVENANTS

The Trust covenants and agrees with the Lender that it shall not, without the Lender's prior written consent:

(a) make any material change in the nature of its business as carried on at the date hereof;

(b) enter into any transaction (including by way of reorganization, consolidation, arrangement, amalgamation, merger, liquidation, transfer, sale, disposition or otherwise) whereby the Trust or a material part of the Mortgaged Properties would be combined with or become the property of any other person;

(c) mortgage, charge, grant a security interest in or otherwise encumber its interests in the Mortgaged Properties, its other assets or any portion thereof or any revenues relating thereto, other than Permitted Encumbrances;

(d) incur, assume or be liable for or guarantee or assure the payment of any indebtedness for borrowed money or issue any debt securities which would rank ahead of or pari-passu with the Bridge, other than any senior secured debt; or

(e) declare or make any distribution of cash or property on its units during an Event of Default or to the extent such distribution may materially limit its ability to meet its obligations under this Bridge Agreement.

15. REPRESENTATIONS AND WARRANTIES

The Trust represents and warrants to the Lender that:

(a) the Trust is duly created and organized and is validly subsisting under the laws of the Province of Alberta and has the power and authority to operate its business and own its properties and assets;

(b) the Trust has all requisite power, authority and capacity to execute and deliver this Bridge Agreement and the Security and to perform its obligations hereunder and thereunder;

(c) the execution and delivery of this Bridge Agreement and the Security and the performance of the terms of this Bridge Agreement and the Security do not violate the provisions of the constating documents of the Trust or any law, order, rule or regulation applicable to the Trust and have been duly and validly authorized by the Trust;

(d) the execution, delivery and performance of the terms of this Bridge Agreement and the Security will not constitute a breach of any agreement to which the Trust or the Properties are bound or affected;

(e) there are no actions, suits or proceedings pending or threatened against the Trust, or affecting the Properties, before any court or government department, commission, board or agency which, if determined adversely, would have a material adverse effect on the financial condition of the Trust or a material adverse effect on its right, title and interest in and to any of the Mortgaged Properties;

(f) it is a "reporting issuer" in a number of jurisdictions, including the Province of Alberta and the Province of Ontario and the Trust is not in material default of any requirement of applicable securities laws;

(g) any Trust Units to be issued to the Lender as settlement of the Trust's interest and/or principal payment obligations herein shall, when delivered to the Lender, have been duly issued and shall be fully paid and non-assessable Trust Units of the Trust;

(h) the Trust has not received notice of any material default by it of, nor, to its knowledge, is it in default of, any rules, regulations or policies of the Toronto Stock Exchange, and no order has been issued ceasing or suspending the trading of any securities of the Trust and, to the knowledge of the Trust, there is no investigation or proceeding, pending or threatened, which would or might result in any order suspending or ceasing the trading of the securities of the Trust;

(i) there are no approvals required to be obtained by the Trust in respect of the execution and delivery of this Bridge Agreement or the completion of the transactions contemplated by this Bridge Agreement.

(j) this Bridge Agreement is, and when executed by the Trust the Security will be, valid, binding and legally enforceable against the Trust in accordance with their respective terms, except to the extent that the enforcement thereof may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditor's rights generally and that specific performance and other equitable remedies are subject to the discretion of the courts to which such remedy is sought; and

(k) the Trust has not incurred any indebtedness or obligations for borrowed money (other than as contemplated hereby or payables incurred in the ordinary course of business) and has not granted any security ranking equal with or in priority to the Security.

16. EVENTS OF DEFAULT

(a) The occurrence of each and every one of the following events or circumstances is herein called an "**Event of Default**":

(i) the non-payment, when due, of any amount in respect of principal, interest, fees, costs or expenses due and payable hereunder or pursuant to the Security;

(ii) any other debt of Harvest is in default;

(iii) more than 80% of the value of the Properties have been sold;

(iv) should the acquisition of the Properties fail to close on or before November 30, 2003.

(v) if the Trust fails to observe or perform or cause to be performed or observed any other covenant, term or condition contained herein, in any of the Security or any other agreement between the Trust and the Lender and any such failure is not remedied to the satisfaction of the Lender within 10 days following notice thereof by the Lender to the Trust;

(vi) if any default or event of default occurs under any Security or any event which with notice or lapse of time, or both, would constitute an event of default under the Security occurs or if any material default or event of default occurs under any material agreement to which the Trust is a party or which materially adversely affects the interests of the Trust in the Mortgaged Properties;

(vii) if any representation, warranty, certificate, statement or report made herein or furnished by the Trust in connection herewith, is untrue, false or erroneous in any material respect when made (and continues to be untrue, false or erroneous 10 days following notice thereof by the Lender to the Trust);

(viii) *if an unacceptable (in the Lender's sole opinion) change in the management of* Harvest or the trustee of the Trust has occurred;

(ix) if in the sole opinion of the Lender, there is a material adverse change in the financial condition of the Trust or Harvest or the Properties;

(x) if the Lender in good faith believes and has commercially reasonable grounds to believe that the prospect of repayment of the Bridge is or is about to be impaired or that the collateral secured by the Security is or is about to be placed in jeopardy;

(xi) if the Trust or Harvest shall (A) institute or commence proceedings to be adjudicated a Bankrupt or insolvent or consent to the filing of a Bankruptcy or insolvency proceeding against it, (B) file, institute or commence or otherwise take any proceeding relating to reorganization, adjustment, arrangement, composition, compromise, stay of proceedings or relief similar to any of the foregoing under any applicable law regarding Bankruptcy, insolvency, reorganization or relief of debtors (including under the *Companies' Creditors*

Arrangement Act or the *Bankruptcy and Insolvency Act*), (C) consent to the filing of any such proceeding, (D) consent to the appointment of a receiver, liquidator, trustee or assignee in Bankruptcy or similar official or to the liquidation, dissolution or winding-up of the Trust or of all or a substantial part of its property and assets, (E) make an assignment for the benefit of creditors, (F) admit in writing its inability to pay its debts generally as they become due, (G) generally not be paying its debts as they come due or otherwise be insolvent, or (H) take any corporate or other action authorizing or in furtherance of any of the foregoing;

(xii) if any proceeding is filed, instituted or commenced by any person seeking (A) to adjudicate the Trust or Harvest a Bankrupt or insolvent or the liquidation, reorganization, winding-up, adjustment, arrangement, compromise, composition, stay of proceedings or similar relief of or for the Trust under any applicable law regarding Bankruptcy, insolvency, reorganization or relief of debtors (including under the *Companies' Creditors Arrangement Act* or the *Bankruptcy and Insolvency Act*), or (B) to appoint a receiver, liquidator, trustee or assignee in Bankruptcy or similar official of the Trust or of all or a substantial part of its property and assets, unless such proceeding or action is being contested at the time in good faith by the Trust;

(xiii) if any execution or other process of any court becomes enforceable against any of the Mortgaged Properties or a distress or analogous process is levied upon any of the Mortgaged Properties and such execution or process or distress or analogous process has not been dismissed or stayed within 30 days after becoming enforceable;

(xiv) if the Trust ceases or threatens to cease carrying on its business or makes or threatens to make a bulk sale of its assets;

(xv) if a cease trading order is issued against the Trust by any Securities Commission or similar regulatory authority, if trading in the units of the Trust is suspended by any stock exchange, or if the units of the Trust are delisted from The Toronto Stock Exchange, in each case for five (5) consecutive Business Days; or

(xvi) if there occurs a Change of Control. In this Agreement, "Change of Control" means the occurrence of any of the following events in respect of the Trust:

(A) a person or group of persons, excluding [intentionally deleted], acting jointly or in concert acquires, directly or indirectly:

(I) securities of the Trust to which are attached more than 20% of the votes that may be cast to elect any director of the Harvest ;

(II) a sufficient number of securities of the Trust such that the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the Harvest;

or the sale of 50% of the assets of the Trust or Harvest; or

(B) a significant change in the management of Harvest meaning a change in the directors of Harvest such that the existing directors no longer form a majority of the Board of Directors of Harvest; or

(C) the Trust amalgamates or otherwise merges its business and properties with or into any other Person if that amalgamation or merger results in any of the conditions described in paragraph A. above.

(b) Without derogating from the demand nature of the Bridge, upon the occurrence of:

(i) an Event of Default (other than an Event of Default specified in Sections 16(a)(xi) or (xii)) the Lender shall have the option (upon notice to the Trust) to declare the principal then outstanding, all interest thereon accrued and unpaid, and all other sums owing hereunder to be immediately due and payable to the Lender; and

(ii) an Event of Default specified in Sections 16(a)(xii) or (xii), the principal amount of the Bridge, all accrued and unpaid interest thereon and all other amounts outstanding hereunder shall automatically become due and payable to the Lender without any requirement that notice be given to the Trust;

and the exercise by the Lender of such option or the occurrence of an Event of Default specified in Sections 16(a)(xii) or (xii) shall be deemed to constitute due demand for payment thereof and to have caused the Security and each part thereof to have become enforceable and to have terminated the availability of the Bridge and the Lender shall have all rights and remedies available to it at law, in equity or otherwise, whether arising by virtue of this Bridge Agreement, the Security or otherwise, including (without limitation) the right of the Lender to take possession of any of the Mortgaged Properties or any part thereof, to receive and apply all net revenues generated from the Mortgaged Properties against the Bridge and any other amounts owing hereunder and/or to appoint a receiver with respect to any of the Mortgaged Properties.

(c) In the case of demand of the Bridge and/or an Event of Default, the Lender may exercise all or any of its rights, remedies and powers available to it under this Bridge Agreement, the Security or any part thereof or any other collateral security, in whole or in part, and in such portions and in such order as it may in its sole discretion determine, without prejudice to any other rights, remedies or powers it may have at law, in equity or otherwise. No exercise of or failure to exercise any rights or powers in this Bridge Agreement, the Security or any part thereof and no delay or omission in such exercise, shall exhaust the same or be construed as a waiver of any of them. Notwithstanding anything herein, at law, equity or otherwise provided, the occurrence of an Event of Default shall not be a condition to the ability of the Lender to demand payment of the indebtedness of the Trust hereunder, all of which shall become immediately due and payable on demand, and the Trust waives any notice of demand, right to protest or requirement of time in connection with any such demand.

(d) In the case of demand of the Bridge and/or an Event of Default, the Trust may no longer exercise its option to settle any principal and interest outstanding under the Bridge with Trust Units.

(e) All monies received by the Lender or any receiver appointed under any part of the Security shall from time to time be applied in such order and in such amounts or proportions as the Lender in its sole discretion deems appropriate to all or any of the following uses, namely:

(i) in payment of the receiver's remuneration, if any;

(ii) in maintaining, repairing, storing or preparing for the sale of any of the property or assets covered by the Security;

(iii) in payment of all reasonable costs, charges and expenses incurred in connection with a realization against the Properties and/or of any of the Security by the Lender, the receiver and their respective solicitors, agents and employees;

(iv) in payment or discharge to the extent deemed necessary or desirable by the Lender of all liens, encumbrances, taxes, rates, assessments, rentals, insurance premiums and similar charges, if any, adversely affecting the Properties and which rank equal with or in priority to the Security or any part thereof;

(v) in payment of all accrued and unpaid interest on the principal amount of the Bridge; and

(vi) in payment of the outstanding amounts owed to the Lender under this Bridge Agreement or the Security.

Any residue or surplus thereafter remaining shall be paid to the Trust or to any other person or persons legally entitled thereto.

17. ACCOUNTS OF RECORD

The Lender shall open and maintain books of account evidencing the Bridge and all other amounts owing by the Trust to the Lender hereunder. The Lender shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Trust hereunder. The information entered in the foregoing accounts shall constitute *prima facie* evidence of the indebtedness of the Trust to the Lender hereunder.

18. NON-MERGER

It is understood and agreed that the execution, delivery and registration of the Security in connection herewith shall in no way merge or extinguish the terms and conditions hereof, which shall survive and continue in full force and effect.

19. EXPENSES

The Trust shall pay, within 15 days following notice thereof by the Lender, all reasonable fees (including, but not limited to, all legal fees on a solicitor and its own client, full indemnity, basis relating hereto and the cost of accountants, engineers, consultants and appraisers) and expenses incurred by the Lender in connection with the preparation, negotiation, documentation, title review and operation of the Bridge and the Security, including the enforcement of the Lender's rights under this Bridge Agreement and the Security, whether or not the Security is executed by the Trust or any amount is advanced under the Bridge. If the Trust fails to pay any amounts required to be paid by it under this Bridge Agreement or to observe or perform any of the covenants and obligations herein to be observed or performed by it, the Lender may, but shall be under no obligation to, pay such amounts or do such act or things as may be required to ensure such observance and performance and such amounts shall, from the time they are paid by the Lender until repaid by the Trust, bear interest at the Interest Rate.

20. SET OFF

The Lender shall have the right to set off and apply any funds of the Trust deposited with or held by the Lender from time to time, and any other indebtedness at any time owing to the Trust by the Lender, against any of the amounts outstanding hereunder from time to time.

21. NOTICES

All notices, requests, demands and other communications hereunder shall be in writing and shall be furnished to the parties at the addresses listed below. Notices shall be given by personal delivery or transmitted by telecopier and shall be deemed to be received on the Business Day of receipt (unless such delivery or transmission is received after 2:00 p.m. Calgary time, in which case it shall be deemed to have been received on the following Business Day) to:

(a) the Trust at:

c/o Harvest Operations Corp.
1900, 330 – 5th Avenue S.W.
Calgary, Alberta T2P 0L4
Attention: Jacob Roorda
Telecopier: (403) 265-3490

the Lender at:

[intentionally deleted]

or at such other address as either party specifies from time to time in a notice to the other.

22. CONFLICT

The terms of this Bridge Agreement express and constitute the entire agreement between the parties regarding the subject matter hereof and this Bridge Agreement supersedes and replaces any financing proposal or commitment letter related hereto. In the event of any conflict, ambiguity or inconsistency between the terms of this Bridge Agreement and the Security, the terms of this Bridge Agreement shall govern and prevail to the extent necessary to remove the conflict, ambiguity or inconsistency.

23. WAIVER OF SASKATCHEWAN LEGISLATION

The Trust hereby covenants and agrees with the Lender that:

(a) the *Land Contracts (Actions) Act* (Saskatchewan) shall have no application to any action (as defined in such Act) with respect to this Bridge Agreement or the Security or any other agreement entered into pursuant to or contemplated hereby; and

(b) the *Limitation of Civil Rights Act* (Saskatchewan) shall have no application to:

(i) this Bridge Agreement or the Security

(ii) any agreement or instrument renewing or extending or collateral to this Bridge Agreement or the Security; or

(iii) the rights, power or remedies of the Lender or its receiver under any of the foregoing agreements or instruments.

24. MISCELLANEOUS

(a) The parties hereto agree to do such further acts and execute such further documents or agreements as may be required from time to time to give full effect and meaning to this Bridge Agreement and to carry out the intent and purpose of this Bridge Agreement.

(b) This Bridge Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective successors and assigns, except that the Trust may not assign its rights and obligations hereunder without the Lender's prior written consent. The Lender may syndicate, assign or grant participation in its rights and obligations hereunder.

(c) This Bridge Agreement and the Security shall be governed by the laws of the Province of Alberta and the Trust irrevocably submits and attorns to the jurisdiction of the Courts of Alberta for all matters arising hereunder.

(d) Time is of the essence hereof.

(e) The parties hereto acknowledge that Valiant Trust Company is entering into this agreement solely in its capacity as trustee of Harvest Energy Trust and is binding on it in such capacity, provided that any recourse against Valiant Trust Company or any unitholder in any manner in respect of any indebtedness, obligation or liability of Harvest Energy Trust, or Valiant Trust company in its capacity as trustee of Harvest Energy Trust, arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Amended and Restated Trust Indenture of the Trust dated as of September 27, 2002 as amended from time to time.

CARIBOU CAPITAL CORP.

Per: (Signed) "*M. Bruce Chernoff*"
Name: M. Bruce Chernoff, P.Eng.
Title:

VALIANT TRUST COMPANY, as Trustee of HARVEST ENERGY TRUST, by its Administrator, Harvest Operations Corp.

Per: (Signed) "*David Fisher*"
Name: David Fisher
Title: Vice President Finance

67

BRIDGE NOTE AGREEMENT

(this "**Bridge Agreement**" or this "**Agreement**")

DATED as of the 29th day of September, 2003.

WHEREAS Harvest Energy Trust (the "**Trust**") has a deferred purchase price obligation pursuant to the Net Profits Interest Agreement ("**NPI**") between the Trust and Harvest Operations Corp. ("**Harvest**") which the Trust intends to partially finance with the proceeds of the credit facility (the "**Bridge**") provided by M. Bruce Chernoff ("**Chernoff**" or "**Lender**") under this Bridge Agreement; and

WHEREAS Harvest will payout its obligation and terminate its credit facility with [intentionally deleted]as detailed in the September 24, 2003 Payout Letter between [intentionally deleted] and Harvest; and

WHEREAS Harvest intends to partially finance its obligations under the September 24, 2003 Payout Letter with funding provided to it by the Trust from the proceeds of the Bridge; and

WHEREAS Harvest has entered into a purchase and sale agreement with a third party to purchase certain oil and gas properties (the "**Properties**") formerly owned by [intentionally deleted]; and

WHEREAS Harvest will partially finance the purchase of the Propoerties through funding provided to it by the Trust from the proceeds of the Bridge and provided by the Trust pursuant to the NPI; and

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

1. TRUST

Trust is an open-ended unincorporated investment trust formed under the laws of the Province of Alberta and was created under the laws of the Province of Alberta pursuant to an Amended and Restated trust indenture dated September 27, 2002.

2. LENDER

Chernoff is an individual, resident in Calgary, Alberta.

3. BRIDGE

The maximum principal amount available under the Bridge is Cdn. $5 million. The Lender agrees to allow the repayment by the Trust of any amounts outstanding under the Bridge from time to time in accordance with the terms of this Bridge Agreement. Once repaid, the Trust may not re-borrow under the Bridge without the express written consent of the Lender.

4. PURPOSE

The Bridge is to be used by the Trust to assist Harvest with the purchase of the Properties by advancing funds pursuant to the NPI between Harvest and the Trust and to finance Harvest's repayment the Payoff Letter.

5. INTEREST

The outstanding principal amount of the Bridge shall bear interest from and including the Drawdown Date (as hereinafter defined) to but excluding the date of repayment (both before and after

demand, default and judgment) at a fixed rate equal to ten (10%) percent per annum (the "**Interest Rate**"). Interest accruing and due hereunder shall be calculated daily in accordance with the "nominal rate" method of interest calculation on the basis of a 365 or 366 day year (as the case may be) and shall be due and payable quarterly in arrears on the first Business Day of the following calendar quarter. Any amount of interest not paid when due (including overdue and unpaid interest) shall bear interest at the Interest Rate, be calculated daily and compounded on the last Business Day of each calendar quarter and shall be paid without the necessity of any demand being made, but if demand is made, on demand. The theory of deemed reinvestment shall not apply to the calculation of interest or the payment of other amounts hereunder. "**Business Day**" as used herein means a day that is not a Saturday, Sunday or Lender holiday in Calgary, Alberta.

The Trust hereby agrees that the foregoing description of the method of interest calculation fully complies with the requirements of the *Interest Act* (Canada) and the Trust acknowledges that without such agreement the Lender would not lend money to the Trust and the Trust hereby irrevocably waives all rights it may have at law, in equity, by statute or otherwise to plead or assert any defence that such description does not fully comply with the requirements of the *Interest Act* (Canada).

6. COMMITMENT FEE

No commitment or arrangement fee is owing from the Trust to the Lender pursuant to this Bridge.

7. PAYMENTS

All payments to be made hereunder shall be made free of any set off and in immediately available funds to the Lender at [intentionally deleted]. All payments to be made hereunder shall be made on or prior to 1:00 p.m. (Calgary time) on the day such payment is due. Wherever any payment hereunder shall become due on a day which is not a Business Day, the due date thereof shall be extended to the next Business Day, and such extension of time shall be included in the computation of any interest payable hereunder.

8. PRINCIPAL REDUCTIONS AND REPAYMENT

The entire amount outstanding hereunder, including all accrued and unpaid interest and any other amounts owing hereunder, shall be repaid by the Trust on the date (the "Maturity Date") which is January 1, 2005.

9. PERMANENT PREPAYMENT

Subject to the provisions of this Bridge Agreement, the Bridge may be permanently prepaid, in whole or in part on ten (10) Business Days prior written notice, and with the express written consent of the Lender, provided that any outstanding interest is also paid on that date. Following a permanent prepayment, the Trust shall not be permitted to borrow additional amounts under the Bridge.

10. SECURITY

As continuing collateral security for the repayment of the Bridge, interest thereon and all other liabilities of the Trust to the Lender hereunder, the Lender has been or shall be provided with the following security (the "**Security**") in form and substance satisfactory to the Lender:

(a) evidence, in the form of a fixed and floating charge debenture, of the Lender's right to take possession of the NPI or any other property of the Trust or any part thereof (the "Mortgaged Properties"), to receive and apply all net proceeds generated from the NPI against the Bridge and any other amounts owing hereunder and/or to appoint a receiver with respect to the NPI;

(b) evidence of applicable insurance coverage relating to Harvest and the Properties, including the Lender as second loss payee behind the Bank; and

(c) any other ancillary documentation that the Lender or its counsel may reasonably require.

Each item of Security shall be treated as separate collateral security given in addition to any other item of Security.

Notwithstanding anything else contained herein, the Lender's rights hereto are specifically subordinate to any senior secured debt outstanding in Harvest.

11. CONDITIONS PRECEDENT

The obligation of the Lender to advance the Bridge is subject to the fulfilment of each and every one of the following conditions precedent (the "**Conditions Precedent**") on or prior to the initial advance (the "**Drawdown Date**") of the Bridge:

(a) all Bridge documentation and Security as contemplated herein shall have been executed and delivered to the Lender and shall have been registered, or arrangements satisfactory to the Lender to permit such registration following the advance of the Bridge shall have been made, where registration is required or of advantage, subject only to "Permitted Encumbrances" (to be agreed upon between Trust and Lender subsequent to the execution of this Agreement);

(b) the representations and warranties of the Trust contained herein shall be true and correct; and

(c) there shall exist no condition or event which constitutes an Event of Default or which, after the giving of notice or the passing of time, or both, would constitute an Event of Default.

The Conditions Precedent are for the sole and absolute benefit of the Lender and may be waived in whole or in part by the Lender; provided that any waiver shall not be binding unless given in writing and shall not derogate from the right of the Lender to insist on the satisfaction of any condition not expressly waived in writing or to insist on the satisfaction of any condition waived in writing which may be requested in the future.

12. FINANCIAL COVENANTS

(a) The Trust shall provide the following to the Lender:

(i) monthly production reports for the Properties are to be provided to the Lender within 30 days of the end of each calendar month;

(ii) quarterly unaudited financial statements of the Trust are to be provided to the Lender within 60 days of the end of each fiscal quarter of the Trust; and

(iii) annual audited financial statements of the Trust are to be provided to the Lender within 120 days of each fiscal year end of the Trust.

13. POSITIVE COVENANTS

The Trust covenants and agrees with the Lender that it shall:

(a) pay all amounts due and payable hereunder and pursuant to the Security in accordance with the terms hereof and thereof;

(b) at all times maintain its legal existence in good standing in Alberta, and preserve all material rights, powers, privileges, franchises and goodwill owned by it;

(c) carry on and conduct or cause to be carried on and conducted its business in a lawful, proper and efficient manner;

(d) keep or cause to be kept proper books of account and records and make or cause to be made therein true and faithful entries of all dealings and transactions in relation to its business;

(e) permit the Lender's representatives at any reasonable time during business hours to make such inspection of its business, properties, assets, books of account and records as such representatives may deem reasonable and to make copies of such books of account and records;

(f) promptly notify the Lender of the occurrence of any condition or event which constitutes an Event of Default or which, after the giving of notice or the passing of time, or both, would constitute an Event of Default;

(g) pay or cause to be paid all taxes, rates, source deductions, government fees and dues levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable;

(h) maintain a listing on the Toronto Stock Exchange;

(i) observe the terms of and perform its obligations under this Bridge Agreement and the Security, and under any other agreements now or hereafter made with the Lender; and

(j) promptly notify the Lender of (i) any litigation or proceeding in which it is a party if an adverse decision therein would require it to pay more than $1,000,000 or deliver assets the value of which exceeds such sum (whether or not the claim is considered to be covered by insurance), and (ii) the institution of any other suit or proceeding involving it that might materially and adversely affect the Properties or the Trust's or Harvest's operations, financial condition, or business.

14. NEGATIVE COVENANTS

The Trust covenants and agrees with the Lender that it shall not, without the Lender's prior written consent:

(a) make any material change in the nature of its business as carried on at the date hereof;

(b) enter into any transaction (including by way of reorganization, consolidation, arrangement, amalgamation, merger, liquidation, transfer, sale, disposition or otherwise) whereby the Trust or a material part of the Mortgaged Properties would be combined with or become the property of any other person;

(c) mortgage, charge, grant a security interest in or otherwise encumber its interests in the Mortgaged Properties, its other assets or any portion thereof or any revenues relating thereto, other than Permitted Encumbrances;

(d) incur, assume or be liable for or guarantee or assure the payment of any indebtedness for borrowed money or issue any debt securities which would rank ahead of or pari-passu with the Bridge, other than any senior secured debt; or

(e) declare or make any distribution of cash or property on its units during an Event of Default or to the extent such distribution may materially limit its ability to meet its obligations under this Bridge Agreement.

15. REPRESENTATIONS AND WARRANTIES

The Trust represents and warrants to the Lender that:

(a) the Trust is duly created and organized and is validly subsisting under the laws of the Province of Alberta and has the power and authority to operate its business and own its properties and assets;

(b) the Trust has all requisite power, authority and capacity to execute and deliver this Bridge Agreement and the Security and to perform its obligations hereunder and thereunder;

(c) the execution and delivery of this Bridge Agreement and the Security and the performance of the terms of this Bridge Agreement and the Security do not violate the provisions of the constating documents of the Trust or any law, order, rule or regulation applicable to the Trust and have been duly and validly authorized by the Trust;

(d) the execution, delivery and performance of the terms of this Bridge Agreement and the Security will not constitute a breach of any agreement to which the Trust or the Properties are bound or affected;

(e) there are no actions, suits or proceedings pending or threatened against the Trust, or affecting the Properties, before any court or government department, commission, board or agency which, if determined adversely, would have a material adverse effect on the financial condition of the Trust or a material adverse effect on its right, title and interest in and to any of the Mortgaged Properties;

(f) it is a "reporting issuer" in a number of jurisdictions, including the Province of Alberta and the Province of Ontario and the Trust is not in material default of any requirement of applicable securities laws;

(g) the Trust has not received notice of any material default by it of, nor, to its knowledge, is it in default of, any rules, regulations or policies of the Toronto Stock Exchange, and no order has been issued ceasing or suspending the trading of any securities of the Trust and, to the knowledge of the Trust, there is no investigation or proceeding, pending or threatened, which would or might result in any order suspending or ceasing the trading of the securities of the Trust;

(h) there are no approvals required to be obtained by the Trust in respect of the execution and delivery of this Bridge Agreement or the completion of the transactions contemplated by this Bridge Agreement.

(i) this Bridge Agreement is, and when executed by the Trust the Security will be, valid, binding and legally enforceable against the Trust in accordance with their respective terms, except to the extent that the enforcement thereof may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditor's rights generally and that specific performance and other equitable remedies are subject to the discretion of the courts to which such remedy is sought; and

(j) the Trust has not incurred any indebtedness or obligations for borrowed money (other than as contemplated hereby or payables incurred in the ordinary course of business) and has not granted any security ranking equal with or in priority to the Security.

16. EVENTS OF DEFAULT

(a) The occurrence of each and every one of the following events or circumstances is herein called an "**Event of Default**":

(i) the non-payment, when due, of any amount in respect of principal, interest, fees, costs or expenses due and payable hereunder or pursuant to the Security;

(ii) any other debt of Harvest is in default;

(iii) more than 80% of the value of the Properties have been sold;

(iv) should the acquisition of the Properties fail to close on or before November 30, 2003.

(v) if the Trust fails to observe or perform or cause to be performed or observed any other covenant, term or condition contained herein, in any of the Security or any other agreement between the Trust and the Lender and any such failure is not remedied to the satisfaction of the Lender within 10 days following notice thereof by the Lender to the Trust;

(vi) if any default or event of default occurs under any Security or any event which with notice or lapse of time, or both, would constitute an event of default under the Security occurs or if any material default or event of default occurs under any material agreement to which the Trust is a party or which materially adversely affects the interests of the Trust in the Mortgaged Properties;

(vii) if any representation, warranty, certificate, statement or report made herein or furnished by the Trust in connection herewith, is untrue, false or erroneous in any material respect when made (and continues to be untrue, false or erroneous 10 days following notice thereof by the Lender to the Trust);

(viii) if an unacceptable (in the Lender's sole opinion) change in the management of Harvest or the trustee of the Trust has occurred;

(ix) if in the sole opinion of the Lender, there is a material adverse change in the financial condition of the Trust or Harvest or the Properties;

(x) if the Lender in good faith believes and has commercially reasonable grounds to believe that the prospect of repayment of the Bridge is or is about to be impaired or that the collateral secured by the Security is or is about to be placed in jeopardy;

(xi) if the Trust or Harvest shall (A) institute or commence proceedings to be adjudicated a Bankrupt or insolvent or consent to the filing of a Bankruptcy or insolvency proceeding against it, (B) file, institute or commence or otherwise take any proceeding relating to reorganization, adjustment, arrangement, composition, compromise, stay of proceedings or relief similar to any of the foregoing under any applicable law regarding Bankruptcy, insolvency, reorganization or relief of debtors (including under the *Companies' Creditors Arrangement Act* or the *Bankruptcy and Insolvency Act*), (C) consent to the filing of any such proceeding, (D) consent to the appointment of a receiver, liquidator, trustee or assignee in Bankruptcy or similar official or to the liquidation, dissolution or winding-up of the Trust or of all or a substantial part of its property and assets, (E) make an assignment for the benefit of creditors, (F) admit in writing its inability to pay its debts generally as they become due, (G) generally not be paying its debts as they come due or

otherwise be insolvent, or (H) take any corporate or other action authorizing or in furtherance of any of the foregoing;

(xii) if any proceeding is filed, instituted or commenced by any person seeking (A) to adjudicate the Trust or Harvest a Bankrupt or insolvent or the liquidation, reorganization, winding-up, adjustment, arrangement, compromise, composition, stay of proceedings or similar relief of or for the Trust under any applicable law regarding Bankruptcy, insolvency, reorganization or relief of debtors (including under the *Companies' Creditors Arrangement Act* or the *Bankruptcy and Insolvency Act*), or (B) to appoint a receiver, liquidator, trustee or assignee in Bankruptcy or similar official of the Trust or of all or a substantial part of its property and assets, unless such proceeding or action is being contested at the time in good faith by the Trust;

(xiii) if any execution or other process of any court becomes enforceable against any of the Mortgaged Properties or a distress or analogous process is levied upon any of the Mortgaged Properties and such execution or process or distress or analogous process has not been dismissed or stayed within 30 days after becoming enforceable;

(xiv) if the Trust ceases or threatens to cease carrying on its business or makes or threatens to make a bulk sale of its assets;

(xv) if a cease trading order is issued against the Trust by any Securities Commission or similar regulatory authority, if trading in the units of the Trust is suspended by any stock exchange, or if the units of the Trust are delisted from The Toronto Stock Exchange, in each case for five (5) consecutive Business Days; or

(xvi) if there occurs a Change of Control. In this Agreement, "Change of Control" means the occurrence of any of the following events in respect of the Trust:

(A) a person or group of persons, [intentionally deleted], acting jointly or in concert acquires, directly or indirectly:

(I) securities of the Trust to which are attached more than 20% of the votes that may be cast to elect any director of the Harvest ;

(II) a sufficient number of securities of the Trust such that the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the Harvest;

or the sale of 50% of the assets of the Trust or Harvest; or

(B) a significant change in the management of Harvest meaning a change in the directors of Harvest such that the existing directors no longer form a majority of the Board of Directors of Harvest; or

(C) the Trust amalgamates or otherwise merges its business and properties with or into any other Person if that amalgamation or merger results in any of the conditions described in paragraph A. above.

(b) Without derogating from the demand nature of the Bridge, upon the occurrence of:

(i) an Event of Default (other than an Event of Default specified in Sections 16(a)(xi) or (xii)) the Lender shall have the option (upon notice to the Trust) to declare the principal

then outstanding, all interest thereon accrued and unpaid, and all other sums owing hereunder to be immediately due and payable to the Lender; and

(ii) an Event of Default specified in Sections 16(a)(xii) or (xii), the principal amount of the Bridge, all accrued and unpaid interest thereon and all other amounts outstanding hereunder shall automatically become due and payable to the Lender without any requirement that notice be given to the Trust;

and the exercise by the Lender of such option or the occurrence of an Event of Default specified in Sections 16(a)(xi) or (xii) shall be deemed to constitute due demand for payment thereof and to have caused the Security and each part thereof to have become enforceable and to have terminated the availability of the Bridge and the Lender shall have all rights and remedies available to it at law, in equity or otherwise, whether arising by virtue of this Bridge Agreement, the Security or otherwise, including (without limitation) the right of the Lender to take possession of any of the Mortgaged Properties or any part thereof, to receive and apply all net revenues generated from the Mortgaged Properties against the Bridge and any other amounts owing hereunder and/or to appoint a receiver with respect to any of the Mortgaged Properties.

(c) In the case of demand of the Bridge and/or an Event of Default, the Lender may exercise all or any of its rights, remedies and powers available to it under this Bridge Agreement, the Security or any part thereof or any other collateral security, in whole or in part, and in such portions and in such order as it may in its sole discretion determine, without prejudice to any other rights, remedies or powers it may have at law, in equity or otherwise. No exercise of or failure to exercise any rights or powers in this Bridge Agreement, the Security or any part thereof and no delay or omission in such exercise, shall exhaust the same or be construed as a waiver of any of them. Notwithstanding anything herein, at law, equity or otherwise provided, the occurrence of an Event of Default shall not be a condition to the ability of the Lender to demand payment of the indebtedness of the Trust hereunder, all of which shall become immediately due and payable on demand, and the Trust waives any notice of demand, right to protest or requirement of time in connection with any such demand.

(d) All monies received by the Lender or any receiver appointed under any part of the Security shall from time to time be applied in such order and in such amounts or proportions as the Lender in its sole discretion deems appropriate to all or any of the following uses, namely:

(i) in payment of the receiver's remuneration, if any;

(ii) in maintaining, repairing, storing or preparing for the sale of any of the property or assets covered by the Security;

(iii) in payment of all reasonable costs, charges and expenses incurred in connection with a realization against the Properties and/or of any of the Security by the Lender, the receiver and their respective solicitors, agents and employees;

(iv) in payment or discharge to the extent deemed necessary or desirable by the Lender of all liens, encumbrances, taxes, rates, assessments, rentals, insurance premiums and similar charges, if any, adversely affecting the Properties and which rank equal with or in priority to the Security or any part thereof;

(v) in payment of all accrued and unpaid interest on the principal amount of the Bridge; and

(vi) in payment of the outstanding amounts owed to the Lender under this Bridge Agreement or the Security.

Any residue or surplus thereafter remaining shall be paid to the Trust or to any other person or persons legally entitled thereto.

17. ACCOUNTS OF RECORD

The Lender shall open and maintain books of account evidencing the Bridge and all other amounts owing by the Trust to the Lender hereunder. The Lender shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Trust hereunder. The information entered in the foregoing accounts shall constitute *prima facie* evidence of the indebtedness of the Trust to the Lender hereunder.

18. NON-MERGER

It is understood and agreed that the execution, delivery and registration of the Security in connection herewith shall in no way merge or extinguish the terms and conditions hereof, which shall survive and continue in full force and effect.

19. EXPENSES

The Trust shall pay, within 15 days following notice thereof by the Lender, all reasonable fees (including, but not limited to, all legal fees on a solicitor and its own client, full indemnity, basis relating hereto and the cost of accountants, engineers, consultants and appraisers) and expenses incurred by the Lender in connection with the preparation, negotiation, documentation, title review and operation of the Bridge and the Security, including the enforcement of the Lender's rights under this Bridge Agreement and the Security, whether or not the Security is executed by the Trust or any amount is advanced under the Bridge. If the Trust fails to pay any amounts required to be paid by it under this Bridge Agreement or to observe or perform any of the covenants and obligations herein to be observed or performed by it, the Lender may, but shall be under no obligation to, pay such amounts or do such act or things as may be required to ensure such observance and performance and such amounts shall, from the time they are paid by the Lender until repaid by the Trust, bear interest at the Interest Rate.

20. SET OFF

The Lender shall have the right to set off and apply any funds of the Trust deposited with or held by the Lender from time to time, and any other indebtedness at any time owing to the Trust by the Lender, against any of the amounts outstanding hereunder from time to time.

21. NOTICES

All notices, requests, demands and other communications hereunder shall be in writing and shall be furnished to the parties at the addresses listed below. Notices shall be given by personal delivery or transmitted by telecopier and shall be deemed to be received on the Business Day of receipt (unless such delivery or transmission is received after 2:00 p.m. Calgary time, in which case it shall be deemed to have been received on the following Business Day) to:

(a) the Trust at:
c/o Harvest Operations Corp.
1900, 330 – 5th Avenue S.W.
Calgary, Alberta T2P 0L4
Attention: Jacob Roorda
Telecopier: (403) 265-3490

the Lender at:
[intentionally deleted]

or at such other address as either party specifies from time to time in a notice to the other.

22. CONFLICT

The terms of this Bridge Agreement express and constitute the entire agreement between the parties regarding the subject matter hereof and this Bridge Agreement supersedes and replaces any financing proposal or commitment letter related hereto. In the event of any conflict, ambiguity or inconsistency between the terms of this Bridge Agreement and the Security, the terms of this Bridge Agreement shall govern and prevail to the extent necessary to remove the conflict, ambiguity or inconsistency.

23. WAIVER OF SASKATCHEWAN LEGISLATION

The Trust hereby covenants and agrees with the Lender that:

(a) the *Land Contracts (Actions) Act* (Saskatchewan) shall have no application to any action (as defined in such Act) with respect to this Bridge Agreement or the Security or any other agreement entered into pursuant to or contemplated hereby; and

(b) the *Limitation of Civil Rights Act* (Saskatchewan) shall have no application to:

(i) this Bridge Agreement or the Security

(ii) any agreement or instrument renewing or extending or collateral to this Bridge Agreement or the Security; or

(iii) the rights, power or remedies of the Lender or its receiver under any of the foregoing agreements or instruments.

24. MISCELLANEOUS

(a) The parties hereto agree to do such further acts and execute such further documents or agreements as may be required from time to time to give full effect and meaning to this Bridge Agreement and to carry out the intent and purpose of this Bridge Agreement.

(b) This Bridge Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective successors and assigns, except that the Trust may not assign its rights and obligations hereunder without the Lender's prior written consent. The Lender may syndicate, assign or grant participation in its rights and obligations hereunder.

(c) This Bridge Agreement and the Security shall be governed by the laws of the Province of Alberta and the Trust irrevocably submits and attorns to the jurisdiction of the Courts of Alberta for all matters arising hereunder.

(d) Time is of the essence hereof.

(e) The parties hereto acknowledge that Valiant Trust Company is entering into this agreement solely in its capacity as trustee of Harvest Energy Trust and is binding on it in such capacity, provided that nay recourse against Valiant Trust Company or any unitholder in any manner in respect of any indebtedness, obligation or liability of Harvest Energy Trust, or Valiant Trust Company in its capacity as trustee of Harvest Energy Trust, arising hereunder shall not be personally binding upon Harvest or any of the unitholders of the Trust and that any recourse against the Trust or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Amended and Restated Trust Indenture dated as of September 27, 2002.

IN WITNESS WHEREOF the parties have executed this Agreement as at September 29, 2003.

(Signed) "*M. Bruce Chernoff*"
M. BRUCE CHERNOFF, P.Eng

VALIANT TRUST COMPANY, as Trustee of HARVEST ENERGY TRUST, by its Administrator Harvest Operations Corp.

Per: (Signed) "*David M. Fisher*"
Name: David M. Fisher, C.A.
Title: Vice President, Finance

68

BRIDGE NOTE AGREEMENT

(this "**Bridge Agreement**" or this "**Agreement**")

DATED as of the 29th day of September, 2003.

WHEREAS Harvest Energy Trust (the "**Trust**") has a deferred purchase price obligation pursuant to the Net Profits Interest Agreement ("**NPI**") between the Trust and Harvest Operations Corp. ("**Harvest**") which the Trust intends to partially finance with the proceeds of the credit facility (the "**Bridge**") provided by Caribou Capital Corp. ("**Caribou**" or the "**Lender**") under this Bridge Agreement; and

WHEREAS Harvest will payout its obligation and terminate its credit facility with [intentionally deleted]as detailed in the September 24, 2003 Payout Letter between [intentionally deleted] and Harvest; and

WHEREAS Harvest intends to partially finance its obligations under the September 24, 2003 Payout Letter with funding provided to it by the Trust from the proceeds of the Bridge; and

WHEREAS Harvest has entered into a purchase and sale agreement with a third party to purchase certain oil and gas properties (the "**Properties**") formerly owned by [intentionally deleted]; and

WHEREAS Harvest will partially finance the purchase of the Properties through funding provided to it by the Trust from the proceeds of the Bridge and provided by the Trust pursuant to the NPI; and

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

1. TRUST

Trust is an open-ended unincorporated investment trust formed under the laws of the Province of Alberta and was created under the laws of the Province of Alberta pursuant to an Amended and Restated trust indenture dated September 27, 2002.

2. LENDER

Caribou Capital Corp., is a privately held corporation incorporated under the laws of the Province of Alberta on June 25, 1999.

3. BRIDGE

The maximum principal amount available under the Bridge is Cdn. $25 million. The Lender agrees to allow the repayment by the Trust of any amounts outstanding under the Bridge from time to time in accordance with the terms of this Bridge Agreement. Once repaid, the Trust may not re-borrow under the Bridge without the express written consent of the Lender.

4. PURPOSE

The Bridge is to be used by the Trust to assist Harvest with the purchase of the Properties by advancing funds pursuant to the NPI between Harvest and the Trust and to finance Harvest's repayment to [intentionally deleted] pursuant to the Payoff Letter.

5. INTEREST

The outstanding principal amount of the Bridge shall bear interest from and including the Drawdown Date (as hereinafter defined) to but excluding the date of repayment (both before and after demand, default and judgment) at a fixed rate equal to ten (10%) percent per annum (the "**Interest Rate**"). Interest accruing and due hereunder shall be calculated daily in accordance with the "nominal rate" method of interest calculation on the basis of a 365 or 366 day year (as the case may be) and shall be due and payable quarterly in arrears on the first Business Day of the following calendar quarter. Any amount of interest not paid when due (including overdue and unpaid interest) shall bear interest at the Interest Rate, be calculated daily and compounded on the last Business Day of each calendar quarter and shall be paid without the necessity of any demand being made, but if demand is made, on demand. The theory of deemed reinvestment shall not apply to the calculation of interest or the payment of other amounts hereunder. "**Business Day**" as used herein means a day that is not a Saturday, Sunday or Lender holiday in Calgary, Alberta.

The Trust hereby agrees that the foregoing description of the method of interest calculation fully complies with the requirements of the *Interest Act* (Canada) and the Trust acknowledges that without such agreement the Lender would not lend money to the Trust and the Trust hereby irrevocably waives all rights it may have at law, in equity, by statute or otherwise to plead or assert any defence that such description does not fully comply with the requirements of the *Interest Act* (Canada).

6. COMMITMENT FEE

No commitment or arrangement fee is owing from the Trust to the Lender pursuant to this Bridge.

7. PAYMENTS

All payments to be made hereunder shall be made free of any set off and in immediately available funds to the Lender at [intentionally deleted]. All payments to be made hereunder shall be made on or prior to 1:00 p.m. (Calgary time) on the day such payment is due. Wherever any payment hereunder shall become due on a day which is not a Business Day, the due date thereof shall be extended to the next Business Day, and such extension of time shall be included in the computation of any interest payable hereunder.

8. PRINCIPAL REDUCTIONS AND REPAYMENT

The entire amount outstanding hereunder, including all accrued and unpaid interest and any other amounts owing hereunder, shall be repaid by the Trust on the date (the "Maturity Date") which is January 1, 2005.

9. PERMANENT PREPAYMENT

Subject to the provisions of this Bridge Agreement, the Bridge may be permanently prepaid, in whole or in part on ten (10) Business Days prior written notice, and with the express written consent of the Lender, provided that any outstanding interest is also paid on that date. Following a permanent prepayment, the Trust shall not be permitted to borrow additional amounts under the Bridge.

10. SECURITY

As continuing collateral security for the repayment of the Bridge, interest thereon and all other liabilities of the Trust to the Lender hereunder, the Lender has been or shall be provided with the following security (the "**Security**") in form and substance satisfactory to the Lender:

(a) evidence, in the form of a fixed and floating charge debenture, of the Lender's right to take possession of the NPI or any other property of the Trust or any part thereof (the "Mortgaged Properties"), to receive and apply all net proceeds generated from the NPI against the Bridge and any other amounts owing hereunder and/or to appoint a receiver with respect to the NPI;

(b) evidence of applicable insurance coverage relating to Harvest and the Properties, including the Lender as second loss payee behind the Bank; and

(c) any other ancillary documentation that the Lender or its counsel may reasonably require.

Each item of Security shall be treated as separate collateral security given in addition to any other item of Security.

Notwithstanding anything else contained herein, the Lender's rights hereto are specifically subordinate to any senior secured debt outstanding in Harvest.

11. CONDITIONS PRECEDENT

The obligation of the Lender to advance the Bridge is subject to the fulfilment of each and every one of the following conditions precedent (the "**Conditions Precedent**") on or prior to the initial advance (the "**Drawdown Date**") of the Bridge:

(a) all Bridge documentation and Security as contemplated herein shall have been executed and delivered to the Lender and shall have been registered, or arrangements satisfactory to the Lender to permit such registration following the advance of the Bridge shall have been made, where registration is required or of advantage, subject only to "Permitted Encumbrances" (to be agreed upon between Trust and Lender subsequent to the execution of this Agreement);

(b) the representations and warranties of the Trust contained herein shall be true and correct; and

(c) there shall exist no condition or event which constitutes an Event of Default or which, after the giving of notice or the passing of time, or both, would constitute an Event of Default.

The Conditions Precedent are for the sole and absolute benefit of the Lender and may be waived in whole or in part by the Lender; provided that any waiver shall not be binding unless given in writing and shall not derogate from the right of the Lender to insist on the satisfaction of any condition not expressly waived in writing or to insist on the satisfaction of any condition waived in writing which may be requested in the future.

12. FINANCIAL COVENANTS

(a) The Trust shall provide the following to the Lender:

(i) monthly production reports for the Properties are to be provided to the Lender within 30 days of the end of each calendar month;

(ii) quarterly unaudited financial statements of the Trust are to be provided to the Lender within 60 days of the end of each fiscal quarter of the Trust; and

(iii) annual audited financial statements of the Trust are to be provided to the Lender within 120 days of each fiscal year end of the Trust.

13. POSITIVE COVENANTS

The Trust covenants and agrees with the Lender that it shall:

(a) pay all amounts due and payable hereunder and pursuant to the Security in accordance with the terms hereof and thereof;

(b) at all times maintain its legal existence in good standing in Alberta, and preserve all material rights, powers, privileges, franchises and goodwill owned by it;

(c) carry on and conduct or cause to be carried on and conducted its business in a lawful, proper and efficient manner;

(d) keep or cause to be kept proper books of account and records and make or cause to be made therein true and faithful entries of all dealings and transactions in relation to its business;

(e) permit the Lender's representatives at any reasonable time during business hours to make such inspection of its business, properties, assets, books of account and records as such representatives may deem reasonable and to make copies of such books of account and records;

(f) promptly notify the Lender of the occurrence of any condition or event which constitutes an Event of Default or which, after the giving of notice or the passing of time, or both, would constitute an Event of Default;

(g) pay or cause to be paid all taxes, rates, source deductions, government fees and dues levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable;

(h) maintain a listing on the Toronto Stock Exchange;

(i) observe the terms of and perform its obligations under this Bridge Agreement and the Security, and under any other agreements now or hereafter made with the Lender; and

(j) promptly notify the Lender of (i) any litigation or proceeding in which it is a party if an adverse decision therein would require it to pay more than $1,000,000 or deliver assets the value of which exceeds such sum (whether or not the claim is considered to be covered by insurance), and (ii) the institution of any other suit or proceeding involving it that might materially and adversely affect the Properties or the Trust's or Harvest's operations, financial condition, or business.

14. NEGATIVE COVENANTS

The Trust covenants and agrees with the Lender that it shall not, without the Lender's prior written consent:

(a) make any material change in the nature of its business as carried on at the date hereof;

(b) enter into any transaction (including by way of reorganization, consolidation, arrangement, amalgamation, merger, liquidation, transfer, sale, disposition or otherwise) whereby the Trust or a material part of the Mortgaged Properties would be combined with or become the property of any other person;

(c) mortgage, charge, grant a security interest in or otherwise encumber its interests in the Mortgaged Properties, its other assets or any portion thereof or any revenues relating thereto, other than Permitted Encumbrances;

(d) incur, assume or be liable for or guarantee or assure the payment of any indebtedness for borrowed money or issue any debt securities which would rank ahead of or pari-passu with the Bridge, other than any senior secured debt; or

(e) declare or make any distribution of cash or property on its units during an Event of Default or to the extent such distribution may materially limit its ability to meet its obligations under this Bridge Agreement.

15. REPRESENTATIONS AND WARRANTIES

The Trust represents and warrants to the Lender that:

(a) the Trust is duly created and organized and is validly subsisting under the laws of the Province of Alberta and has the power and authority to operate its business and own its properties and assets;

(b) the Trust has all requisite power, authority and capacity to execute and deliver this Bridge Agreement and the Security and to perform its obligations hereunder and thereunder;

(c) the execution and delivery of this Bridge Agreement and the Security and the performance of the terms of this Bridge Agreement and the Security do not violate the provisions of the constating documents of the Trust or any law, order, rule or regulation applicable to the Trust and have been duly and validly authorized by the Trust;

(d) the execution, delivery and performance of the terms of this Bridge Agreement and the Security will not constitute a breach of any agreement to which the Trust or the Properties are bound or affected;

(e) there are no actions, suits or proceedings pending or threatened against the Trust, or affecting the Properties, before any court or government department, commission, board or agency which, if determined adversely, would have a material adverse effect on the financial condition of the Trust or a material adverse effect on its right, title and interest in and to any of the Mortgaged Properties;

(f) it is a "reporting issuer" in a number of jurisdictions, including the Province of Alberta and the Trust is not in material default of any requirement of applicable securities laws;

(g) the Trust has not received notice of any material default by it of, nor, to its knowledge, is it in default of, any rules, regulations or policies of the Toronto Stock Exchange, and no order has been issued ceasing or suspending the trading of any securities of the Trust and, to the knowledge of the Trust, there is no investigation or proceeding, pending or threatened, which would or might result in any order suspending or ceasing the trading of the securities of the Trust;

(h) there are no approvals required to be obtained by the Trust in respect of the execution and delivery of this Bridge Agreement or the completion of the transactions contemplated by this Bridge Agreement.

(i) this Bridge Agreement is, and when executed by the Trust the Security will be, valid, binding and legally enforceable against the Trust in accordance with their respective terms, except to the extent that the enforcement thereof may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditor's rights generally and that specific performance and other equitable remedies are subject to the discretion of the courts to which such remedy is sought; and

(j) the Trust has not incurred any indebtedness or obligations for borrowed money (other than as contemplated hereby or payables incurred in the ordinary course of business) and has not granted any security ranking equal with or in priority to the Security.

16. EVENTS OF DEFAULT

(a) The occurrence of each and every one of the following events or circumstances is herein called an **"Event of Default"**:

(i) the non-payment, when due, of any amount in respect of principal, interest, fees, costs or expenses due and payable hereunder or pursuant to the Security;

(ii) any other debt of Harvest is in default;

(iii) more than 80% of the value of the Properties have been sold;

(iv) should the acquisition of the Properties fail to close on or before November 30, 2003.

(v) if the Trust fails to observe or perform or cause to be performed or observed any other covenant, term or condition contained herein, in any of the Security or any other agreement between the Trust and the Lender and any such failure is not remedied to the satisfaction of the Lender within 10 days following notice thereof by the Lender to the Trust;

(vi) if any default or event of default occurs under any Security or any event which with notice or lapse of time, or both, would constitute an event of default under the Security occurs or if any material default or event of default occurs under any material agreement to which the Trust is a party or which materially adversely affects the interests of the Trust in the Mortgaged Properties;

(vii) if any representation, warranty, certificate, statement or report made herein or furnished by the Trust in connection herewith, is untrue, false or erroneous in any material respect when made (and continues to be untrue, false or erroneous 10 days following notice thereof by the Lender to the Trust);

(viii) if an unacceptable (in the Lender's sole opinion) change in the management of Harvest or the trustee of the Trust has occurred;

(ix) if in the sole opinion of the Lender, there is a material adverse change in the financial condition of the Trust or Harvest or the Properties;

(x) if the Lender in good faith believes and has commercially reasonable grounds to believe that the prospect of repayment of the Bridge is or is about to be impaired or that the collateral secured by the Security is or is about to be placed in jeopardy;

(xi) if the Trust or Harvest shall (A) institute or commence proceedings to be adjudicated a Bankrupt or insolvent or consent to the filing of a Bankruptcy or insolvency proceeding against it, (B) file, institute or commence or otherwise take any proceeding relating to reorganization, adjustment, arrangement, composition, compromise, stay of proceedings or relief similar to any of the foregoing under any applicable law regarding Bankruptcy, insolvency, reorganization or relief of debtors (including under the *Companies' Creditors Arrangement Act* or the *Bankruptcy and Insolvency Act*), (C) consent to the filing of any such proceeding, (D) consent to the appointment of a receiver, liquidator, trustee or assignee in Bankruptcy or similar official or to the liquidation, dissolution or winding-up

of the Trust or of all or a substantial part of its property and assets, (E) make an assignment for the benefit of creditors, (F) admit in writing its inability to pay its debts generally as they become due, (G) generally not be paying its debts as they come due or otherwise be insolvent, or (H) take any corporate or other action authorizing or in furtherance of any of the foregoing;

(xii) if any proceeding is filed, instituted or commenced by any person seeking (A) to adjudicate the Trust or Harvest a Bankrupt or insolvent or the liquidation, reorganization, winding-up, adjustment, arrangement, compromise, composition, stay of proceedings or similar relief of or for the Trust under any applicable law regarding Bankruptcy, insolvency, reorganization or relief of debtors (including under the *Companies' Creditors Arrangement Act* or the *Bankruptcy and Insolvency Act*), or (B) to appoint a receiver, liquidator, trustee or assignee in Bankruptcy or similar official of the Trust or of all or a substantial part of its property and assets, unless such proceeding or action is being contested at the time in good faith by the Trust;

(xiii) if any execution or other process of any court becomes enforceable against any of the Mortgaged Properties or a distress or analogous process is levied upon any of the Mortgaged Properties and such execution or process or distress or analogous process has not been dismissed or stayed within 30 days after becoming enforceable;

(xiv) if the Trust ceases or threatens to cease carrying on its business or makes or threatens to make a bulk sale of its assets;

(xv) if a cease trading order is issued against the Trust by any Securities Commission or similar regulatory authority, if trading in the units of the Trust is suspended by any stock exchange, or if the units of the Trust are delisted from The Toronto Stock Exchange, in each case for five (5) consecutive Business Days; or

(xvi) if there occurs a Change of Control. In this Agreement, "Change of Control" means the occurrence of any of the following events in respect of the Trust:

(A) a person or group of persons, excluding [intentionally deleted], acting jointly or in concert acquires, directly or indirectly:

(I) securities of the Trust to which are attached more than 20% of the votes that may be cast to elect any director of the Harvest ;

(II) a sufficient number of securities of the Trust such that the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the Harvest;

or the sale of 50% of the assets of the Trust or Harvest; or

(B) a significant change in the management of Harvest meaning a change in the directors of Harvest such that the existing directors no longer form a majority of the Board of Directors of Harvest; or

(C) the Trust amalgamates or otherwise merges its business and properties with or into any other Person if that amalgamation or merger results in any of the conditions described in paragraph A. above.

(b) Without derogating from the demand nature of the Bridge, upon the occurrence of:

(i) an Event of Default (other than an Event of Default specified in Sections 16(a)(xi) or (xii)) the Lender shall have the option (upon notice to the Trust) to declare the principal then outstanding, all interest thereon accrued and unpaid, and all other sums owing hereunder to be immediately due and payable to the Lender; and

(ii) an Event of Default specified in Sections 16(a)(xi) or (xii), the principal amount of the Bridge, all accrued and unpaid interest thereon and all other amounts outstanding hereunder shall automatically become due and payable to the Lender without any requirement that notice be given to the Trust;

and the exercise by the Lender of such option or the occurrence of an Event of Default specified in Sections 16(a)(xi) or (xii) shall be deemed to constitute due demand for payment thereof and to have caused the Security and each part thereof to have become enforceable and to have terminated the availability of the Bridge and the Lender shall have all rights and remedies available to it at law, in equity or otherwise, whether arising by virtue of this Bridge Agreement, the Security or otherwise, including (without limitation) the right of the Lender to take possession of any of the Mortgaged Properties or any part thereof, to receive and apply all net revenues generated from the Mortgaged Properties against the Bridge and any other amounts owing hereunder and/or to appoint a receiver with respect to any of the Mortgaged Properties.

(c) In the case of demand of the Bridge and/or an Event of Default, the Lender may exercise all or any of its rights, remedies and powers available to it under this Bridge Agreement, the Security or any part thereof or any other collateral security, in whole or in part, and in such portions and in such order as it may in its sole discretion determine, without prejudice to any other rights, remedies or powers it may have at law, in equity or otherwise. No exercise of or failure to exercise any rights or powers in this Bridge Agreement, the Security or any part thereof and no delay or omission in such exercise, shall exhaust the same or be construed as a waiver of any of them. Notwithstanding anything herein, at law, equity or otherwise provided, the occurrence of an Event of Default shall not be a condition to the ability of the Lender to demand payment of the indebtedness of the Trust hereunder, all of which shall become immediately due and payable on demand, and the Trust waives any notice of demand, right to protest or requirement of time in connection with any such demand.

(d) All monies received by the Lender or any receiver appointed under any part of the Security shall from time to time be applied in such order and in such amounts or proportions as the Lender in its sole discretion deems appropriate to all or any of the following uses, namely:

(i) in payment of the receiver's remuneration, if any;

(ii) in maintaining, repairing, storing or preparing for the sale of any of the property or assets covered by the Security;

(iii) in payment of all reasonable costs, charges and expenses incurred in connection with a realization against the Properties and/or of any of the Security by the Lender, the receiver and their respective solicitors, agents and employees;

(iv) in payment or discharge to the extent deemed necessary or desirable by the Lender of all liens, encumbrances, taxes, rates, assessments, rentals, insurance premiums and similar charges, if any, adversely affecting the Properties and which rank equal with or in priority to the Security or any part thereof;

(v) in payment of all accrued and unpaid interest on the principal amount of the Bridge; and

(vi) in payment of the outstanding amounts owed to the Lender under this Bridge Agreement or the Security.

Any residue or surplus thereafter remaining shall be paid to the Trust or to any other person or persons legally entitled thereto.

17. ACCOUNTS OF RECORD

The Lender shall open and maintain books of account evidencing the Bridge and all other amounts owing by the Trust to the Lender hereunder. The Lender shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Trust hereunder. The information entered in the foregoing accounts shall constitute *prima facie* evidence of the indebtedness of the Trust to the Lender hereunder.

18. NON-MERGER

It is understood and agreed that the execution, delivery and registration of the Security in connection herewith shall in no way merge or extinguish the terms and conditions hereof, which shall survive and continue in full force and effect.

19. EXPENSES

The Trust shall pay, within 15 days following notice thereof by the Lender, all reasonable fees (including, but not limited to, all legal fees on a solicitor and its own client, full indemnity, basis relating hereto and the cost of accountants, engineers, consultants and appraisers) and expenses incurred by the Lender in connection with the preparation, negotiation, documentation, title review and operation of the Bridge and the Security, including the enforcement of the Lender's rights under this Bridge Agreement and the Security, whether or not the Security is executed by the Trust or any amount is advanced under the Bridge. If the Trust fails to pay any amounts required to be paid by it under this Bridge Agreement or to observe or perform any of the covenants and obligations herein to be observed or performed by it, the Lender may, but shall be under no obligation to, pay such amounts or do such act or things as may be required to ensure such observance and performance and such amounts shall, from the time they are paid by the Lender until repaid by the Trust, bear interest at the Interest Rate.

20. SET OFF

The Lender shall have the right to set off and apply any funds of the Trust deposited with or held by the Lender from time to time, and any other indebtedness at any time owing to the Trust by the Lender, against any of the amounts outstanding hereunder from time to time.

21. NOTICES

All notices, requests, demands and other communications hereunder shall be in writing and shall be furnished to the parties at the addresses listed below. Notices shall be given by personal delivery or transmitted by telecopier and shall be deemed to be received on the Business Day of receipt (unless such delivery or transmission is received after 2:00 p.m. Calgary time, in which case it shall be deemed to have been received on the following Business Day) to:

(a) the Trust at:
c/o Harvest Operations Corp.
1900, 330 – 5th Avenue S.W.
Calgary, Alberta T2P 0L4
Attention: Jacob Roorda
Telecopier: (403) 265-3490

the Lender at:
[intentionally deleted]

or at such other address as either party specifies from time to time in a notice to the other.

22. CONFLICT

The terms of this Bridge Agreement express and constitute the entire agreement between the parties regarding the subject matter hereof and this Bridge Agreement supersedes and replaces any financing proposal or commitment letter related hereto. In the event of any conflict, ambiguity or inconsistency between the terms of this Bridge Agreement and the Security, the terms of this Bridge Agreement shall govern and prevail to the extent necessary to remove the conflict, ambiguity or inconsistency.

23. WAIVER OF SASKATCHEWAN LEGISLATION

The Trust hereby covenants and agrees with the Lender that:

(a) the *Land Contracts (Actions) Act* (Saskatchewan) shall have no application to any action (as defined in such Act) with respect to this Bridge Agreement or the Security or any other agreement entered into pursuant to or contemplated hereby; and

(b) the *Limitation of Civil Rights Act* (Saskatchewan) shall have no application to:

   (i) this Bridge Agreement or the Security

   (ii) any agreement or instrument renewing or extending or collateral to this Bridge Agreement or the Security; or

   (iii) the rights, power or remedies of the Lender or its receiver under any of the foregoing agreements or instruments.

24. MISCELLANEOUS

(a) The parties hereto agree to do such further acts and execute such further documents or agreements as may be required from time to time to give full effect and meaning to this Bridge Agreement and to carry out the intent and purpose of this Bridge Agreement.

(b) This Bridge Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective successors and assigns, except that the Trust may not assign its rights and obligations hereunder without the Lender's prior written consent. The Lender may syndicate, assign or grant participation in its rights and obligations hereunder.

(c) This Bridge Agreement and the Security shall be governed by the laws of the Province of Alberta and the Trust irrevocably submits and attorns to the jurisdiction of the Courts of Alberta for all matters arising hereunder.

(d) Time is of the essence hereof.

(e) The parties hereto acknowledge that Valiant Trust Company is entering into this agreement solely in its capacity as trustee of Harvest Energy Trust and is binding on it in such capacity, provided that nay recourse against Valiant Trust Company or any unitholder in any manner in respect of any indebtedness, obligation or liability of Harvest Energy Trust, or Valiant Trust Company in its capacity as trustee of Harvest Energy Trust, arising hereunder shall not be personally binding upon Harvest or any of the unitholders of the Trust and that any recourse against the Trust or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Amended and Restated Trust Indenture dated as of September 27, 2002.

IN WITNESS WHEREOF the parties have executed this Agreement as at September 29, 2003.

CARIBOU CAPITAL CORP.

Per: (Signed) "*M. Bruce Chernoff*"
Name: M. Bruce Chernoff, P.Eng.
Title:

VALIANT TRUST COMPANY, as Trustee of HARVEST ENERGY TRUST, by its Administrator Harvest Operations Corp.

Per: (Signed) "*David M. Fisher*"
Name: David M. Fisher, C.A.
Title: Vice President, Finance

69

NATIONAL FUEL EXPLORATION CORP.
CARLYLE AREA

Evaluation of Oil & Gas Reserves
Based on McDaniel May 1, 2003
Escalating Price Assumptions

As of January 1, 2003

McDANIEL & ASSOCIATES
consultants ltd.

Oil and Gas Reservoir Engineering

NATIONAL FUEL EXPLORATION CORP.
CARLYLE AREA

Evaluation of Oil & Gas Reserves
Based on McDaniel May 1, 2003
Escalating Price Assumptions

As of January 1, 2003

Prepared For:

Harvest Operations Corp.
1900, 330 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

Prepared By:

McDaniel & Associates Consultants Ltd.
2200, 255 - 5th Avenue S.W.
Calgary, Alberta
T2P 3G6

September 2003

McDaniel
& ASSOCIATES CONSULTANTS LTD.
Oil & Gas Reservoir Evaluations

September 30, 2003

Harvest Operations Corp.
1900, 330 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

Attention: Mr. Darcy Erickson, Manager, Exploitation Engineering

Reference: **National Fuel Exploration Corp. – Carlyle Area**
Evaluation of Oil & Gas Reserves
Based on McDaniel May 1, 2003
Escalating Price Assumptions

Dear Sir:

Pursuant to your request we have prepared an evaluation of the crude oil, natural gas and natural gas products reserves and the present worth values of these reserves for certain petroleum and natural gas interests in the Carlyle area of Saskatchewan owned by National Fuel Exploration Corp., hereinafter referred to as the "Company", as of January 1, 2003. The future net revenues and present worth values presented in this report were calculated using "Escalating Price" assumptions based on our opinion of the future crude oil, natural gas and natural gas product prices at May 1, 2003 and were presented in Canadian dollars. No allowances were made for income tax or for the Saskatchewan Corporation Capital Tax Surcharge.

A detailed evaluation of the Carlyle properties was initially prepared in March 2003 as part of a total corporate evaluation of National Fuel Exploration Corp. This report was prepared for Harvest Operations Corp. as part of the process to acquire the Carlyle properties owned by National Fuel Exploration Corp., however no review of any recent technical or financial data was conducted.

The properties evaluated in this report were indicated to include all of National Fuel's conventional petroleum and natural gas interests in the Carlyle area of southeast Saskatchewan. The Company's principal crude oil property is located in the Hazelwood field and the principal natural gas property in the Big Marsh Lake field.

The Company's share of proved remaining and probable additional crude oil, natural gas and natural gas products reserves as of January 1, 2003 and the respective present worth values assigned to these reserves based on "Escalating Price" assumptions were estimated to be as follows:

ESTIMATED COMPANY SHARE OF REMAINING RESERVES
AS OF JANUARY 1, 2003
MMCF, MBBL

	Proved Producing	Proved Non-Producing	Proved Undeveloped	Total Proved	Probable Additional	Total
Crude Oil						
Gross (1)	14,947	9	454	15,410	2,315	17,725
Net (2)	13,277	8	409	13,694	2,007	15,701
Natural Gas						
Gross (1)	506	-	-	506	65	571
Net (2)	486	-	-	486	61	548
Natural Gas Liquids						
Gross (1)	166	1	7	174	31	205
Net (2)	150	1	7	157	28	185

ESTIMATED COMPANY SHARE OF PRESENT WORTH VALUES BEFORE INCOME TAX
AS OF JANUARY 1, 2003
$1000 (3) (4) (5) (6)

			Discounted At		
	0%	10%	12%	15%	20%
Proved Developed Producing Reserves	151,643	104,737	99,212	92,182	82,904
Proved Developed Non-Producing Reserves	63	47	44	41	36
Proved Undeveloped Reserves	3,588	1,554	1,303	987	583
Total Proved Reserves	155,294	106,338	100,559	93,210	83,524
Probable Additional Reserves-Unrisked	22,224	11,033	9,808	8,310	6,461
Total Proved & Probable Reserves-Unrisked	**177,518**	**117,370**	**110,367**	**101,520**	**89,985**
Probable Additional Reserves-Risked (7)	11,112	5,517	4,904	4,155	3,231
Total Proved & Probable Reserves-Risked (7)	**166,406**	**111,855**	**105,463**	**97,365**	**86,755**

(1) Gross reserves are defined as the aggregate of the Company's working interest and royalty interest reserves before deductions of royalties payable to others.
(2) Net reserves are gross reserves less all royalties payable to others.
(3) Financial matters such as prepayments, take or pay payments, general obligations, etc. were not included.
(4) Based on the McDaniel & Associates May 1, 2003 Escalating Price forecast at January 1, 2003 (see Price Schedules).
(5) No allowance was made for the Saskatchewan Corporation Capital Tax Surcharge in the present worth value estimates.
(6) The present worth values may not necessarily be the fair market value of the reserves.
(7) Includes a 50 percent reduction in the probable present worth values to account for the risk associated with the probable additional reserves.

The Company's share of remaining reserves and present worth values are presented on a total Company basis in the summary section of this report. The location of the Company's major properties and a graphical summary of the forecast production, net income and reserve distributions are also presented in this section. Tables summarizing the reserves, production and revenues for the various reserve classes are presented in Appendices 1 to 7. A summary of the Company's interests and encumbrances in each property is presented in Appendix 8. Discussions of the assumptions and methodology employed to prepare the reserve estimates and revenue forecasts are also contained in the "Evaluation Methodology" section.

The extent and character of all factual information supplied by the Company including ownership, well data, production, prices, revenues, operating costs, contracts, and other relevant data were relied upon by us in preparing this report and has been accepted as represented without independent verification. In view of the generality of the assignment the opinions expressed are not intended to provide a stand alone analysis of any specific property but to relate to an overall evaluation of the reserves of the Company.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Harvest Operations Corp. and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Harvest Operations Corp. without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

"signed by P. A. Welch"

P. A. Welch, P. Eng.

"signed by F. Schorning"

F. Schorning, P. Geol.

PAW/FS:po
[03-610]

PERMIT TO PRACTICE
McDANIEL & ASSOCIATES CONSULTANTS LTD.

Signature "signed by P. A. Welch"

Date Tuesday, September 30, 2003

PERMIT NUMBER: P 3145

The Association of Professional Engineers, Geologists and Geophysicists of Alberta

CERTIFICATE OF QUALIFICATION

I, Philip Arthur Welch, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am the Executive Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of National Fuel Exploration Corp., the report entitled "National Fuel Exploration Corp., Carlyle Area, Evaluation of Oil & Gas Reserves, Based on McDaniel May 1, 2003 Escalating Price Assumptions, As of January 1, 2003", dated September 30, 2003, and that I was involved in the preparation of this report.

2. That I attended the University of British Columbia in the years 1980 to 1987 and that I graduated with Bachelor of Applied Science and Master of Applied Science degrees in Mechanical Engineering, that I am a registered Professional Engineer of the Association of Professional Engineers, Geologists & Geophysicists of Alberta; that I am a member of the Canadian Institute of Mining and Metallurgy and that I have in excess of fifteen years experience in oil and gas reservoir studies and evaluations.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of National Fuel Exploration Corp., any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

"signed by P. A. Welch"

P. A. Welch, P. Eng.

Calgary, Alberta
Dated: September 30, 2003

CERTIFICATE OF QUALIFICATION

I, Fred Schorning, Petroleum Geologist of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of National Fuel Exploration Corp., the report entitled "National Fuel Exploration Corp., Carlyle Area, Evaluation of Oil & Gas Reserves, Based on McDaniel May 1, 2003 Escalating Price Assumptions, As of January 1, 2003", dated September 30, 2003, and that I was involved in the preparation of this report.

2. That I attended McMaster University in the years 1960 to 1964, graduating with a Bachelor of Arts degree in Geology, that I am a registered Professional Geologist of the Association of Professional Engineers, Geologists & Geophysicists of Alberta and that I have in excess of thirty years experience in oil and gas reservoir studies.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of National Fuel Exploration Corp., any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

“signed by F. Schorning”

F. Schorning, P. Geol.

Calgary, Alberta
Dated: September 30, 2003

National Fuel Exploration Corp. - Carlyle Area

Total Company Reserves and Present Worth Values
McDaniel May 1, 2003 Esc. Prices as of January 1, 2003
Proved & Probable Reserves - Unrisked

Total Of All Areas

	Company Share of Remaining Reserves (mbbl,mmcf,mlt)		Company Share of Present Worth Values Before Income Tax (4)(5)(6) (M$)				
	Gross (1)	Net (2)	@0.0%	@10.0%	@12.0%	@15.0%	@20.0%
Proved Producing Reserves							
Crude Oil	14,946.6	13,276.8	145,011.3	100,976.6	95,723.5	89,022.0	80,149.5
Natural Gas	506.2	486.3	2,730.6	1,614.7	1,509.0	1,380.3	1,218.8
Natural Gas Liquids	166.4	149.9	3,901.2	2,145.6	1,979.6	1,780.2	1,535.8
Total			**151,643.1**	**104,736.9**	**99,212.1**	**92,182.4**	**82,904.0**
Proved Non-Producing Reserves							
Crude Oil	8.7	8.4	55.2	41.2	39.0	36.0	31.7
Natural Gas							
Natural Gas Liquids	0.3	0.3	7.5	5.7	5.4	5.0	4.4
Total			**62.7**	**46.8**	**44.4**	**41.0**	**36.2**
Proved Undeveloped Reserves							
Crude Oil	454.9	408.5	3,432.3	1,461.9	1,218.4	912.0	521.2
Natural Gas							
Natural Gas Liquids	7.3	6.6	155.8	92.0	84.4	74.7	62.3
Total			**3,588.1**	**1,553.9**	**1,302.8**	**986.7**	**583.4**
Total Proved Reserves							
Crude Oil	15,410.3	13,693.6	148,498.8	102,479.7	96,980.9	89,969.9	80,702.4
Natural Gas	506.2	486.3	2,730.6	1,614.7	1,509.0	1,380.3	1,218.8
Natural Gas Liquids	174.0	156.7	4,064.6	2,243.3	2,069.4	1,859.9	1,602.5
Total			**155,294.0**	**106,337.6**	**100,559.3**	**93,210.1**	**83,523.6**
Total Probable Reserves							
Crude Oil	2,314.6	2,007.4	21,219.7	10,499.8	9,329.6	7,898.1	6,131.6
Natural Gas	65.0	61.2	310.1	188.8	168.9	143.9	112.9
Natural Gas Liquids	31.1	27.9	694.5	344.1	309.5	267.7	216.6
Total			**22,224.4**	**11,032.7**	**9,807.9**	**8,309.7**	**6,461.2**
Total Proved & Probable Reserves							
Crude Oil	17,724.8	15,700.9	169,718.5	112,979.5	106,310.5	97,868.0	86,834.0
Natural Gas	571.2	547.5	3,040.7	1,803.5	1,677.8	1,524.2	1,331.7
Natural Gas Liquids	205.1	184.6	4,759.1	2,587.4	2,378.9	2,127.6	1,819.1
Total			**177,518.4**	**117,370.3**	**110,367.2**	**101,519.9**	**89,984.8**
BOE Reserves & PWV/BOE (3)							
Proved Producing	15,197.5	13,507.7	9.98	6.89	6.53	6.07	5.46
Proved Non-Producing	9.0	8.6	6.98	5.22	4.94	4.57	4.03
Proved Undeveloped	462.2	415.0	7.76	3.36	2.82	2.13	1.26
Total Proved	15,668.6	13,931.3	9.91	6.79	6.42	5.95	5.33
Total Probable	2,356.6	2,045.4	9.43	4.68	4.16	3.53	2.74
Total Proved & Probable	18,025.1	15,976.7	9.85	6.51	6.12	5.63	4.99

(1) Before royalty deductions.
(2) After royalty deductions.
(3) Barrels of Oil Equivalent based on 6.0:1 for Natural Gas, 1.00:1 for Condensate and C5+, 1.00:1 for Ethane, 1.00:1 for Propane, 1.00:1 for Butanes, 1.00:1 for NGL Mix, 1.00:1 for Sulphur. PWV/BOE based on Gross BOE reserves.
(4) No allowance was made for the degree of risk associated with any of the reserve categories.
(5) Before allowance for Alberta Royalty Tax Credit
(6) Costs associated with extraction of natural gas products have in most cases been deducted from the natural gas revenues.

Table 1

McDaniel & Associates Consultants Ltd.

Summary of Price Forecasts

May 1, 2003

Year	WTI Crude Oil $US/BBL	Brent Crude Oil $US/BBL	Edmonton Light Crude Oil $C/BBL	Bow River Medium Crude Oil $C/BBL	Heavy Crude Oil $C/BBL	Alberta Average Natural Gas $C/Mmbtu	Edmonton Cond. & Natural Gasolines $/Bbl	Edmonton Propane $/Bbl	Edmonton Butanes $/Bbl	Edmonton NGL Mix $/Bbl	Inflation %	US/CAN Exchange Rate $US/$CAN
	(1)	(2)	(3)	(4)	(5)	(6)				(7)		
History												
1986	15.00		20.50	15.11	na	2.35	20.10	13.96	17.30	16.40	4.2	0.719
1987	19.30		24.30	20.79	na	1.64	23.80	9.98	16.80	15.10	4.4	0.755
1988	16.00		18.70	14.41	na	1.44	18.30	8.19	12.95	11.90	4.0	0.812
1989	19.60		22.20	18.09	na	1.47	21.80	8.14	10.35	11.60	5.0	0.844
1990	24.50		27.60	21.06	16.00	1.45	27.00	13.67	16.21	17.20	4.8	0.857
1991	21.40		23.40	15.07	9.05	1.18	22.90	11.91	15.25	15.30	5.6	0.873
1992	20.55		23.50	17.52	12.95	1.22	23.00	10.55	14.05	14.30	1.5	0.828
1993	18.60		21.90	16.70	13.30	1.89	21.50	14.10	13.55	15.40	1.8	0.775
1994	17.20		22.20	18.43	15.00	1.83	21.75	12.50	13.45	14.70	0.2	0.732
1995	18.45		24.25	20.80	17.25	1.18	23.76	13.90	13.80	15.80	2.2	0.729
1996	22.10		29.35	25.11	20.05	1.50	28.75	22.20	17.15	21.70	1.6	0.733
1997	20.55	19.09	27.80	21.22	14.40	1.85	31.10	18.60	19.05	21.30	1.6	0.722
1998	14.40	12.77	20.35	14.60	9.40	1.90	21.85	10.95	11.90	13.50	1.0	0.687
1999	19.25	17.86	27.60	23.35	19.65	2.60	27.60	15.45	17.73	18.70	1.7	0.673
2000	30.31	28.40	44.72	34.35	27.80	5.20	46.25	31.55	35.00	35.70	2.7	0.674
2001	25.97	24.42	39.60	25.07	18.05	5.25	42.42	29.15	28.45	31.60	2.0	0.646
2002	26.10	24.95	39.95	31.65	27.60	3.89	40.65	19.85	26.10	26.20	2.0	0.637
2003 (4 mo est.)	32.70	30.20	48.65	37.50	32.42	8.00	49.50	33.35	39.97	38.89	2.0	0.670
Forecast												
2003 (8 mo.)	*26.00*	24.50	36.10	28.10	23.60	6.90	36.10	26.40	23.80	27.40	2.0	*0.700*
2004	25.00	23.47	35.20	28.57	23.47	5.65	35.20	24.70	23.20	26.30	2.0	0.690
2005	24.00	22.44	34.30	28.58	23.38	5.05	34.30	23.10	22.60	25.20	2.0	0.680
2006	23.00	21.41	32.80	26.96	21.66	4.80	32.80	22.00	21.60	24.00	2.0	0.680
2007	23.30	21.68	33.20	27.25	21.83	4.65	33.20	21.80	21.90	24.10	2.0	0.680
2008	23.80	22.14	33.90	27.83	22.31	4.70	33.90	22.20	22.40	24.60	2.0	0.680
2009	24.30	22.61	34.60	28.41	22.78	4.80	34.60	22.70	22.80	25.10	2.0	0.680
2010	24.80	23.08	35.30	28.98	23.24	4.90	35.30	23.10	23.30	25.60	2.0	0.680
2011	25.30	23.54	36.00	29.56	23.70	5.00	36.00	23.60	23.70	26.10	2.0	0.680
2012	25.80	24.01	36.70	30.13	24.15	5.10	36.70	24.10	24.20	26.70	2.0	0.680
2013	26.30	24.47	37.50	30.80	24.70	5.20	37.50	24.60	24.70	27.20	2.0	0.680
2014	26.80	24.93	38.20	31.36	25.14	5.30	38.20	25.00	25.20	27.70	2.0	0.680
2015	27.30	25.40	38.90	31.92	25.58	5.40	38.90	25.50	25.60	28.20	2.0	0.680
2016	27.80	25.86	39.60	32.49	26.02	5.50	39.60	25.90	26.10	28.70	2.0	0.680
2017	28.40	26.42	40.40	33.14	26.55	5.60	40.40	26.40	26.60	29.30	2.0	0.680
2018	29.00	26.98	41.30	33.90	27.17	5.70	41.30	27.00	27.20	29.90	2.0	0.680
2019	29.60	27.54	42.20	34.65	27.79	5.85	42.20	27.60	27.80	30.60	2.0	0.680
2020	30.20	28.10	43.00	35.30	28.30	5.95	43.00	28.10	28.40	31.20	2.0	0.680
2021	30.80	28.66	43.90	36.04	28.90	6.10	43.90	28.80	28.90	31.90	2.0	0.680
2022	31.40	29.21	44.70	36.69	29.40	6.20	44.70	29.30	29.50	32.50	2.0	0.680
Thereafter	31.40	29.21	44.70	36.69	29.40	6.20	44.70	29.30	29.50	32.50	0.0	0.680

(1) West Texas Intermediate at Cushing Oklahoma 40 degrees API/0.5% sulphur
(2) North Sea Brent Blend 37 degrees API/1.0% sulphur
(3) Edmonton Light Sweet 40 degrees API, 0.5% sulphur
(4) Bow River Medium 25 degrees API/2.1% sulphur at Hardisty Alberta
(5) Heavy crude oil 12 degrees API at Hardisty Alberta (after deduction of blending costs to reach pipeline quality)
(6) Average Alberta field price
(7) NGL Mix based on 45 percent propane, 35 percent butane and 20 percent natural gasolines.

G030501 - Effective May 1, 2003

McDaniel & Associates Consultants Ltd.
Summary of Natural Gas Price Forecasts
May 1, 2003

Year	U.S. Henry Hub Gas Price $US/Mmbtu	AECO Spot Price $C/GJ	Alberta Average Plantgate $C/Mmbtu (1)	Aggregator Plantgate $C/Mmbtu	Alberta Spot Sales Plantgate $C/Mmbtu	Sask. Prov. Gas Plantgate $C/Mmbtu	Sask. Spot Sales Plantgate $C/Mmbtu	British Columbia CanWest Plantgate $C/Mmbtu	British Columbia CanWest Wellhead $C/Mcf	B.C. Spot Sales Plantgate $C/Mmbtu
History										
1986	1.75	-	2.35	2.59	-	2.51	-	-	-	-
1987	1.50	-	1.64	1.82	-	1.86	-	-	-	-
1988	1.85	-	1.44	1.66	1.21	1.86	-	-	-	-
1989	1.68	-	1.47	1.57	1.28	1.60	-	-	-	-
1990	1.67	-	1.45	1.64	1.20	1.67	-	-	-	-
1991	1.54	-	1.18	1.31	0.97	1.61	-	-	-	1.13
1992	1.79	-	1.22	1.30	1.04	1.51	-	1.47	1.11	1.10
1993	2.13	-	1.89	1.60	2.16	2.16	-	1.73	1.37	2.13
1994	1.92	1.88	1.83	1.81	1.86	1.92	-	1.81	1.45	1.87
1995	1.62	1.12	1.18	1.23	1.02	1.35	-	1.29	0.90	1.12
1996	2.50	1.39	1.54	1.63	1.34	1.52	-	1.51	1.14	1.47
1997	2.59	1.71	1.84	1.86	1.67	1.85	-	1.78	1.43	1.98
1998	2.06	1.96	1.90	1.88	1.84	2.05	-	1.94	1.59	2.00
1999	2.28	2.79	2.60	2.46	2.78	2.82	2.96	2.52	2.19	2.77
2000	4.31	5.32	5.20	4.57	5.38	4.78	4.83	5.27	5.05	4.88
2001	3.98	5.15	5.25	5.25	5.25	5.70	6.15	6.75	6.58	6.30
2002	3.36	3.86	3.89	3.80	3.91	3.90	3.90	3.63	3.35	3.93
2003 (4 mo est.)	6.10	7.75	8.12	7.60	8.00	7.80	7.80	7.30	7.20	7.85
Forecast										
2003 (8 mo.)	5.64	6.69	6.90	6.90	6.90	7.05	7.05	6.80	6.65	6.90
2004	4.56	5.51	5.65	5.65	5.65	5.80	5.80	5.55	5.35	5.65
2005	4.00	4.95	5.05	5.05	5.05	5.20	5.20	4.95	4.70	5.05
2006	3.75	4.71	4.80	4.80	4.80	4.95	4.95	4.70	4.45	4.80
2007	3.66	4.57	4.65	4.65	4.65	4.80	4.80	4.55	4.30	4.65
2008	3.69	4.61	4.70	4.70	4.70	4.85	4.85	4.60	4.30	4.70
2009	3.77	4.71	4.80	4.80	4.80	4.95	4.95	4.70	4.40	4.80
2010	3.85	4.81	4.90	4.90	4.90	5.05	5.05	4.80	4.50	4.90
2011	3.93	4.90	5.00	5.00	5.00	5.20	5.20	4.90	4.60	5.00
2012	4.00	5.00	5.10	5.10	5.10	5.30	5.30	5.00	4.70	5.10
2013	4.08	5.10	5.20	5.20	5.20	5.40	5.40	5.10	4.80	5.20
2014	4.16	5.19	5.30	5.30	5.30	5.50	5.50	5.20	4.90	5.30
2015	4.24	5.29	5.40	5.40	5.40	5.60	5.60	5.30	5.00	5.40
2016	4.31	5.38	5.50	5.50	5.50	5.70	5.70	5.40	5.10	5.50
2017	4.41	5.50	5.60	5.60	5.60	5.80	5.80	5.50	5.15	5.60
2018	4.50	5.62	5.70	5.70	5.70	5.90	5.90	5.60	5.25	5.70
2019	4.59	5.73	5.85	5.85	5.85	6.05	6.05	5.75	5.40	5.85
2020	4.69	5.85	5.95	5.95	5.95	6.15	6.15	5.85	5.50	5.95
2021	4.78	5.97	6.10	6.10	6.10	6.30	6.30	6.00	5.65	6.10
2022	4.87	6.08	6.20	6.20	6.20	6.40	6.40	6.10	5.75	6.20
Thereafter	4.87	6.08	6.20	6.20	6.20	6.40	6.40	6.10	5.75	6.20

(1) This forecast also applies to direct sales contracts and the Alberta gas reference price used in the crown royalty calculations.

NATIONAL FUEL EXPLORATION CORP.
CARLYLE AREA

Evaluation of Oil & Gas Reserves
Based on McDaniel May 1, 2003
Escalating Price Assumptions
As of January 1, 2003

Evaluation Methodology

INTRODUCTION

Estimates of the crude oil, natural gas and natural gas products reserves and the associated present worth values before income taxes attributable to certain petroleum and natural gas interests of National Fuel Exploration Corp. in the Carlyle area of Saskatchewan have been presented in this report as of January 1, 2003.

A detailed evaluation of the Carlyle properties was initially prepared in March 2003 as part of a total corporate evaluation of National Fuel Exploration Corp. This report was prepared for Harvest Operations Corp. as part of the process to acquire the Carlyle properties owned by National Fuel Exploration Corp., however no review of any recent technical or financial data was conducted.

The effective date of this report is January 1, 2003. The reserve estimates presented herein were based on the operating and economic conditions and development status as of that date except for changes planned for the immediate future or in the process of implementation. The assumptions and methodology employed in the preparation of this report conform with generally accepted petroleum engineering and evaluation principles and are consistent with those used in our previous evaluations of the Company. A brief review of the methodology employed in arriving at the reserves and present worth value estimates is presented in this section.

RESERVE ESTIMATES

Crude Oil

The crude oil reserve estimates presented in this report were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. The oil-in-place estimates were based on individual well pore volume interpretations, geological studies of pool configurations as well as unitization studies and published estimates. In those cases where indicative oil production decline and/or increasing gas-oil and water-oil ratio trends were evident, the remaining reserves were determined by extrapolating these trends to economic limiting conditions.

Where definitive production information was not yet available, the reserve estimates were based on analogy with similar wells or reservoirs or on theoretical studies of recovery efficiencies. The cumulative production figures were taken from published sources or from records of the Company and estimated for those recent periods where such data were not available.

Natural Gas and Products

The natural gas reserve estimates were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the gas-in-place were based on individual well pore volume interpretations, geological studies of the pools and areas and on unitization studies and published estimates. The reserves recoverable from the currently producing properties were estimated from studies of performance characteristics and/or reservoir pressure histories. In cases of competitive drainage in multi-well pools the reserves were based on an analysis of the relevant factors relating to the future pool depletion by existing and possible future wells. The recovery factors for the non-producing properties were estimated from a consideration of test rates, reservoir pressures and by analogy with similar wells or reservoirs.

The natural gas products reserve estimates for the producing properties were predicated on a study of historical and anticipated future recoveries of these products from the natural gas reserves. The natural gas products recoveries from the non-producing natural gas reserves were estimated from gas analyses, well test information and from analogy with similar reservoirs. Natural gas products reserves were only assigned to non-producing properties in those cases where, in all likelihood the gas production would be processed through existing facilities capable of extracting these products or where such a facility will be available in the near future.

RESERVE CLASSIFICATION

The crude oil, natural gas and natural gas products reserves of the Company were classified into proved and probable additional categories. The proved reserves were considered to be those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Probable reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future. A more detailed

description of the factors considered in making these reserve assignments is presented in the "Reserve Definitions" at the end of this section.

The proved reserves have been further subdivided into proved producing, proved non-producing and proved undeveloped categories. Reserves were considered to be producing if these reserves are currently being produced or if definitive steps are being taken to begin production of these reserves in the immediate future. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area. Non-producing reserves recoverable from existing wells that require relatively minor capital expenditures to produce were classified as proved non-producing. Reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure is required were classified as proved undeveloped.

In all cases the crude oil and natural gas liquids reserves were expressed in barrels being equal to 34.972 Imperial gallons. The natural gas reserves were presented in thousands of standard cubic feet (MCF) and calculated at a base pressure of 14.65 psia and a base temperature of 60 degrees Fahrenheit.

Company Share of Reserves

The Company's net share of reserves was obtained by employing the Company's indicated gross working and royalty interests in the various properties in question less all royalties owned by others. In estimating net reserves the applicable Crown royalties were based on the regulations in effect as of January 1, 2003.

PRESENT WORTH VALUE ESTIMATES

The present worth values of the crude oil, natural gas and natural gas products reserves were obtained by employing future production and revenue analyses. The future crude oil production was in each instance predicated on a forecast of allowable rates and/or anticipated performance characteristics of the individual wells and reservoirs in question. The future natural gas production was predicated on the provisions of the natural gas purchase contracts where such contracts were available with consideration to the historical producing rates and the estimated deliverability. In those areas where shut-in natural gas reserves exist commencement of production was based on the proximity to a pipeline connection and the relevant factors relating to the future marketing of the reserves. The future production of gas-cap reserves was assumed to occur near the end of the oil producing life. Solution gas production was based on the forecast of the oil producing rates and producing gas-oil ratios. The natural gas products production forecasts were based on the anticipated recoveries of these products from the produced natural gas.

The Company's gross share of future crude oil revenue was derived by employing the Company's gross share of production and the forecast Cromer medium and Edmonton light crude oil price less the historical quality and transportation price differential for each respective field. The forecast natural gas prices with an adjustment for the heating value of the gas were employed to calculate the gross share of future natural gas revenues. The forecast Edmonton natural gas products prices with adjustments to reflect historical price differentials realized by the Company in each respective property were employed to calculate the gross share of natural gas products revenues. Royalties and mineral taxes payable to the Crown were estimated based on the methods in effect as of January 1, 2003. Freehold and overriding royalties payable to others were estimated based on the indicated applicable rates. In those cases where a proportionate share of the natural gas gathering and processing charges were indicated to be payable by the Crown or royalties owned by others, these charges have been deducted in determining the net royalties payable.

In all cases, estimates of the applicable capital expenditures and operating costs with an allowance for inflation were deducted in arriving at the Company's share of future net revenues. No allowance for future well abandonment costs was made for any of the Company's working interest wells or for the abandonment of any facilities. The present worth values were then obtained by employing 10, 12, 15 and 20 percent nominal annual discount rates compounded annually. No allowances were made for income tax or the Saskatchewan Corporation Capital Tax Surcharge.

The estimated present worth values of the proved plus probable additional reserves were obtained by employing future production and revenue analyses on a total proved plus probable reserve basis. All additional costs required to recover the probable additional reserves were included in the revenue forecasts. It should be pointed out that no allowance was made for any risk associated with the probable reserves in this report other than in the present worth value summary in the covering letter.

Summaries of the Company's share of remaining reserves together with forecast future revenues, royalties, taxes, operating and capital costs, cash flow and present worth values are presented in detailed tabulations in Appendices 1 to 7.

RESERVE DEFINITIONS

Crude Oil

A mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

Synthetic Oil

Oil derived from the upgrading of crude bitumen or by chemical modification of coal or other materials and which is largely interchangeable with conventional crude oil as a refinery feedstock.

Natural Gas

The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

Natural Gas Liquids

Those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

Sulphur

Elemental sulphur removed from the produced natural gas by processing through an extraction plant.

Remaining Reserves

Remaining reserves are those quantities of crude oil, natural gas, natural gas liquids and sulphur remaining after deducting those quantities produced up to the reference date of the study.

Gross Reserves

The total of the Company's working interests and/or royalty interests share of reserves before deducting royalties owned by others.

Net Reserves

The total of the Company's working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others.

Royalties

The term royalties, as used in this report, refers to royalties paid to others. The royalties deducted from the reserves are based on the royalty percentage calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling price the price forecasts for the individual properties in question has been employed.

Proved Reserves

Those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Comments:

1. Where reserves are clearly known to exist in a reservoir and would be physically recoverable but cannot be termed "proved reserves" because they are not commercially recoverable due to their remote location (i.e. frontier reserves), these reserves are itemized separately in the report and their special circumstances fully explained.
2. Zones which have not been completed but which are interpreted to be productive from well logs (or core analyses) and which have conclusive drill stem tests or other production tests indicating economic producing rates are considered to be proved providing there is a high degree of certainty that these reserves will be produced.
3. Zones interpreted to be productive from well logs (or core analyses) either completed or behind pipe but which have not been tested or have inconclusive tests are considered proved only if offsetting wells indicate favorable tests or productive characteristics from this zone and there is a high degree of certainty that these reserves will be produced because of favorable reservoir characteristics.
4. The proved recovery efficiencies for presently shut-in reserves are estimated from theoretical considerations or by analogy to the nearest similar zone or area. In all cases the productive capacities of the individual wells or reservoirs in question are taken into account.
5. The proved natural gas reserves may be based on the assumption that additional compressor horsepower will be installed to achieve lower abandonment pressures providing there is a high degree of certainty that such action will be taken.
6. An allowance for increased recoveries in enhanced recovery (water-flood, solvent-flood, etc.) projects is made only on the basis of demonstrated more favorable performance from the project in question or from similar projects in like reservoirs. Increased proved recoveries may be assigned prior to the installation of the facilities if in our opinion there is a high degree of certainty that such facilities will be installed in the future. A gradual transfer of reserves from a probable additional to a proved category is usually made in such projects as more performance history is obtained. The assignment of higher recovery factors to these projects by regulatory authorities does not necessarily provide a basis for increased proved recoveries since such assignments must often be made prior to obtaining indicative performance history in order to provide sufficient incentives to institute such schemes.
7. Natural gas liquids and sulphur reserves are based on the recoveries of these products from the proved natural gas reserves and are dependent on current plant efficiencies. In the case of shut-in wells the reserves are based on analyses of the raw natural gas and anticipated extraction efficiencies.

Proved Producing Reserves

Those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Proved Non-Producing Reserves

Those non-producing proved reserves recoverable from existing wells that require relatively minor capital expenditures to produce.

Proved Undeveloped Reserves

Those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

Probable Additional Reserves

Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Comments:

1. The probable additional natural gas reserves are based on the potential productive areas of the natural gas reservoirs in question which could not be deemed proved at this time as well as those solution gas reserves commercially recoverable from the probable additional crude oil reserves.
2. The probable additional reserves of natural gas liquids and sulphur were considered to be those reserves recoverable from the probable additional natural gas reserves.
3. Portions of the zones which have questionable potential based on well log interpretations (or core analyses) and which have not been indicated productive by conclusive tests are considered to be probable additional.

National Fuel Exploration Corp. - Carlyle Area

Forecast of Production and Revenue - Company Share
McDaniel May 1, 2003 Esc. Prices as of January 1,2003

Total Proved Reserves

Total Of All Areas

		Crude Oil			Natural Gas			Natural Gas Liquids			
Year	No.Of Wells	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Annual Volume mmcf	Sales Price $/mcf	Sales Revenue M$	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Gross Revenue M$
2003	426.6	1979.6	35.28	69845.9	70.7	7.23	511.2	19.8	30.82	610.8	70967.9
2004	415.5	1704.9	31.12	53054.5	58.9	5.75	338.3	17.6	25.32	446.7	53839.5
2005	401.6	1525.8	30.63	46742.0	50.1	5.15	257.8	16.2	24.20	393.0	47392.8
2006	374.0	1303.6	29.02	37828.3	42.7	4.90	209.2	14.0	22.50	315.5	38353.0
2007	358.1	1143.7	29.32	33530.6	36.9	4.75	175.3	12.4	22.71	281.8	33987.8
2008	335.5	1012.1	29.93	30289.3	33.2	4.80	159.4	11.0	23.20	254.7	30703.5
2009	299.3	868.7	30.46	26463.6	29.8	4.90	146.2	8.9	23.75	210.9	26820.6
2010	266.6	757.3	31.02	23489.4	26.5	5.00	132.5	8.1	24.22	195.5	23817.4
2011	233.6	646.4	31.59	20418.1	20.1	5.14	103.5	7.4	24.69	183.0	20704.6
2012	206.7	553.6	32.09	17768.7	10.3	5.19	53.4	6.8	25.17	172.4	17994.5
2013	197.7	504.4	32.82	16553.8	9.5	5.29	50.3	6.3	25.71	161.7	16765.8
2014	186.8	447.5	33.41	14951.3	8.9	5.39	48.2	5.4	26.14	142.5	15141.9
2015	175.1	406.1	34.01	13811.8	8.1	5.49	44.4	4.9	26.72	131.4	13987.7
2016	165.5	364.3	34.61	12606.0	7.7	5.59	43.0	4.3	27.23	117.9	12766.8
2017	151.6	333.7	35.32	11787.1	7.3	5.69	41.6	4.0	27.59	109.8	11938.5
REM.	30.6	1858.5	39.20	72860.0	85.5	6.18	528.3	26.5	29.45	781.9	74170.2
TOTAL		**15410.1**	**32.58**	**502000.3**	**506.2**	**5.62**	**2842.6**	**173.8**	**25.94**	**4509.6**	**509352.6**

	Crown Royalties			Freehold Royalties			Overriding Royalties					
Year	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Mineral Tax M$	Total Royalty & Taxes M$	Total Royalty & Taxes %
2003	5864.2	-0.0	5864.2	3377.4		3377.4	773.5		773.5	4650.9	14666.0	20.67
2004	3911.8	-0.0	3911.8	2562.1		2562.1	551.8		551.8	2872.6	9898.4	18.38
2005	3029.2		3029.2	2327.8	0.0	2327.8	502.9	0.0	502.9	2100.4	7960.3	16.80
2006	2264.4	-0.0	2264.4	1835.5		1835.5	360.3		360.3	1481.7	5941.9	15.49
2007	1944.9		1944.9	1600.1		1600.1	299.0	-0.0	299.1	1115.3	4959.3	14.59
2008	1737.9		1737.9	1400.3		1400.3	257.1		257.1	890.2	4285.5	13.96
2009	1488.4	-0.0	1488.4	1174.3		1174.3	210.6	-0.0	210.6	675.6	3548.9	13.23
2010	1307.0		1307.0	1018.4	0.0	1018.4	126.8		126.8	508.4	2960.5	12.43
2011	1099.7		1099.7	894.8	0.0	894.8	73.1		73.1	374.6	2442.2	11.80
2012	885.6		885.6	808.6		808.6	46.4		46.4	266.3	2006.9	11.15
2013	773.5		773.5	751.9		751.9	43.5	0.0	43.5	202.1	1771.1	10.56
2014	630.3	0.0	630.3	680.2		680.2	41.4		41.4	87.4	1439.4	9.51
2015	556.4		556.4	626.9	0.0	626.9	38.3		38.3	66.0	1287.6	9.21
2016	471.5		471.5	556.2		556.2	35.0		35.0	45.6	1108.3	8.68
2017	422.6		422.6	517.3		517.3	33.6		33.6	33.8	1007.3	8.44
REM.	4142.7		4142.7	2368.0	-0.0	2368.0	407.6		407.6	399.7	7318.1	9.87
TOTAL	**30530.2**	**-0.0**	**30530.2**	**22499.8**	**0.0**	**22499.8**	**3800.8**		**3800.8**	**15770.6**	**72601.7**	**14.25**

			Capital Costs			Net Revenues After Costs		
Year	Operating Costs M$	Net Op. Income M$	Drilling & Compl M$	Equip & Facility M$	Total Capital M$	Annual M$	Cum M$	PWV @15.0% M$
2003	20324.1	35977.9				35977.9	35977.9	33549.5
2004	19912.4	24028.7	2372.1	1187.1	3559.2	20469.5	56447.4	16598.2
2005	19549.9	19882.5	758.8	346.0	1104.7	18777.8	75225.2	13240.3
2006	18507.7	13903.4				13903.4	89128.6	8524.6
2007	17881.7	11146.8				11146.8	100275.4	5943.0
2008	17204.2	9213.8				9213.8	109489.1	4271.6
2009	15695.6	7576.1				7576.1	117065.3	3054.3
2010	14532.2	6324.6				6324.6	123389.9	2217.2
2011	13058.2	5204.2				5204.2	128594.1	1586.4
2012	11509.4	4478.2				4478.2	133072.3	1187.0
2013	11277.1	3717.6				3717.6	136789.9	856.9
2014	10619.9	3082.6				3082.6	139872.5	617.8
2015	10140.5	2559.6				2559.6	142432.2	446.1
2016	9822.9	1835.7				1835.7	144267.9	278.2
2017	9354.5	1576.7				1576.7	145844.5	207.8
REM.	57402.5	9449.6				9449.6	155294.2	631.0
TOTAL	**276792.7**	**159958.1**	**3130.9**	**1533.0**	**4663.9**	**155294.2**		**93209.9**

	Remaining Reserves		Remaining Present Worth Value - M$			
Product	**Gross**	**Net**	**@10.0%**	**@12.0%**	**@15.0%**	**@20.0%**
Crude Oil (mbbl)	15410.3	13693.6	102479.7	96980.9	89969.9	80702.4
Natural Gas (mmcf)	506.2	486.3	1614.7	1509.0	1380.3	1218.8
Natural Gas Liquids (mbbl)	174.0	156.7	2243.3	2069.4	1859.9	1602.5
Total			**106337.6**	**100559.3**	**93210.1**	**83523.6**

National Fuel Exploration Corp. - Carlyle Area

Table 1

Forecast of Production and Revenue - Company Share
McDaniel May 1, 2003 Esc. Prices as of January 1,2003

Total Proved & Probable Reserves - Unrisked

Total Of All Areas

		Crude Oil			Natural Gas			Natural Gas Liquids			
Year	No.Of Wells	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Annual Volume mmcf	Sales Price $/mcf	Sales Revenue M$	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Gross Revenue M$
2003	426.6	2006.0	35.28	70770.8	71.5	7.23	517.0	20.0	30.83	617.9	71905.7
2004	419.5	1779.3	31.11	55361.5	63.5	5.74	364.5	18.2	25.33	460.5	56186.4
2005	422.4	1833.4	30.75	56380.9	55.7	5.15	286.7	21.3	24.08	513.7	57181.3
2006	393.7	1535.7	29.13	44740.6	47.5	4.90	233.0	17.9	22.44	401.2	45374.8
2007	378.9	1328.4	29.42	39075.1	41.4	4.75	196.9	15.4	22.64	347.5	39619.6
2008	362.4	1175.8	30.01	35279.9	36.8	4.80	176.7	13.4	23.15	311.1	35767.8
2009	332.1	1015.5	30.57	31043.9	33.6	4.90	164.6	11.1	23.62	262.9	31471.3
2010	305.0	893.9	31.16	27849.9	30.0	5.00	149.6	9.8	24.12	237.1	28236.7
2011	286.3	803.2	31.76	25504.6	27.2	5.15	140.2	8.9	24.64	219.8	25864.5
2012	269.3	719.0	32.35	23256.9	22.4	5.24	117.3	8.2	25.14	205.4	23579.7
2013	250.5	648.4	33.06	21433.3	19.3	5.34	103.1	7.5	25.66	193.2	21729.6
2014	223.7	551.5	33.60	18530.1	17.9	5.44	97.5	6.4	26.22	167.5	18795.2
2015	200.9	487.6	34.12	16636.5	16.4	5.54	91.1	5.4	26.68	145.2	16872.8
2016	176.3	418.5	34.55	14457.0	7.9	5.59	44.1	5.0	27.18	135.4	14636.5
2017	167.3	385.3	35.25	13580.1	7.5	5.69	42.7	4.6	27.68	126.5	13749.3
REM.	35.2	2143.4	38.92	83424.1	72.6	6.16	447.4	31.8	29.55	938.7	84810.2
TOTAL		**17724.7**	**32.57**	**577325.2**	**571.2**	**5.55**	**3172.4**	**204.9**	**25.78**	**5283.6**	**585781.4**

	Crown Royalties			Freehold Royalties			Overriding Royalties					
Year	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Mineral Tax M$	*Total* Royalty & Taxes M$	*Total* Royalty & Taxes %
2003	5972.4		5972.4	3436.0		3436.0	786.0		786.0	4803.8	14998.3	20.86
2004	4091.9		4091.9	2692.8		2692.8	641.3		641.3	3082.0	10508.1	18.70
2005	3869.7		3869.7	2932.6		2932.6	671.6		671.6	2521.5	9995.4	17.48
2006	3097.2	-0.0	3097.2	2206.2		2206.2	457.8		457.8	1957.1	7718.3	17.01
2007	2572.3	-0.0	2572.3	1851.5		1851.5	372.3		372.3	1501.9	6298.0	15.90
2008	2228.9	0.0	2228.9	1629.5	-0.0	1629.5	320.8		320.8	1214.0	5393.1	15.08
2009	1891.4		1891.4	1368.4		1368.4	271.5	-0.0	271.5	919.6	4450.9	14.14
2010	1638.7		1638.7	1186.3	0.0	1186.3	220.0		220.0	755.0	3800.1	13.46
2011	1415.2		1415.2	1088.2	0.0	1088.1	191.7		191.7	564.4	3259.4	12.60
2012	1181.3	-0.0	1181.3	1015.3	0.0	1015.2	161.5		161.5	438.4	2796.4	11.86
2013	1046.8		1046.8	944.2		944.2	138.0		138.0	326.6	2455.6	11.30
2014	827.5		827.5	799.2		799.2	76.0		76.0	179.5	1882.2	10.01
2015	718.9		718.9	725.5		725.5	57.7		57.7	120.9	1623.1	9.62
2016	601.8		601.8	651.1	-0.0	651.1	36.0	0.0	36.0	91.7	1380.6	9.43
2017	521.2		521.2	608.8		608.8	34.7		34.7	67.2	1232.0	8.96
REM.	4051.4	-0.0	4051.4	3106.3		3106.3	365.0		365.0	237.5	7760.2	9.15
TOTAL	***35726.6***	***-0.0***	***35726.6***	***26241.8***	***0.0***	***26241.8***	***4801.7***		***4801.7***	***18781.1***	***85551.5***	***14.60***

			Capital Costs			Net Revenues After Costs		
Year	Operating Costs M$	Net Op. Income M$	Drilling & Compl M$	Equip & Facility M$	Total Capital M$	Annual M$	Cum M$	PWV @15.0% M$
2003	20358.4	36549.1				36549.1	36549.1	34082.2
2004	20179.4	25499.0	3173.2	1526.2	4699.5	20799.6	57348.7	16865.8
2005	20746.9	26438.9	6572.0	2753.8	9325.8	17113.1	74461.8	12066.5
2006	19628.3	18028.1				18028.1	92489.9	11053.6
2007	19086.9	14234.6				14234.6	106724.5	7589.3
2008	18530.7	11844.0				11844.0	118568.5	5491.1
2009	17317.4	9703.0				9703.0	128271.5	3911.7
2010	16324.7	8111.8				8111.8	136383.3	2843.7
2011	15724.5	6880.6				6880.6	143264.0	2097.4
2012	15053.7	5729.5				5729.5	148993.5	1518.8
2013	14242.5	5031.5				5031.5	154025.0	1159.7
2014	13128.2	3784.8				3784.8	157809.7	758.6
2015	12222.8	3026.9				3026.9	160836.6	527.5
2016	10382.8	2873.1				2873.1	163709.7	435.4
2017	10143.0	2374.4				2374.4	166084.1	312.9
REM.	65615.6	11434.4				11434.4	177518.5	805.5
TOTAL	**308685.9**	**191543.6**	**9745.3**	**4280.0**	**14025.3**	**177518.5**		**101519.8**

	Remaining Reserves		Remaining Present Worth Value - M$			
Product	**Gross**	**Net**	***@10.0%***	***@12.0%***	***@15.0%***	***@20.0%***
Crude Oil (mbbl)	17724.8	15700.9	112979.5	106310.5	97868.0	86834.0
Natural Gas (mmcf)	571.2	547.5	1803.5	1677.8	1524.2	1331.7
Natural Gas Liquids (mbbl)	205.1	184.6	2587.4	2378.9	2127.6	1819.1
Total			**117370.3**	**110367.2**	**101519.9**	**89984.8**

National Fuel Exploration Corp. - Carlyle Area

Table 1

Forecast of Production and Revenue - Company Share
McDaniel May 1, 2003 Esc. Prices as of January 1,2003

Total Probable Reserves - Unrisked

Total Of All Areas

		Crude Oil			Natural Gas			Natural Gas Liquids			
Year	No.Of Wells	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Annual Volume mmcf	Sales Price $/mcf	Sales Revenue M$	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Gross Revenue M$
2003	0.0	26.4	35.06	924.9	0.8	7.23	5.9	0.2	33.71	7.1	937.8
2004	4.0	74.3	31.04	2307.0	4.6	5.71	26.2	0.5	27.02	13.8	2346.9
2005	20.8	307.7	31.33	9638.9	5.6	5.12	28.9	5.1	23.87	120.8	9788.5
2006	19.6	232.1	29.78	6912.3	4.9	4.90	23.8	3.9	22.14	85.7	7021.8
2007	20.8	184.7	30.02	5544.5	4.6	4.75	21.6	3.0	22.19	65.7	5631.8
2008	26.9	163.7	30.48	4990.6	3.6	4.80	17.2	2.5	22.75	56.4	5064.3
2009	32.8	146.7	31.22	4580.3	3.7	4.92	18.4	2.2	23.21	52.0	4650.7
2010	38.3	136.6	31.92	4360.5	3.4	4.99	17.2	1.8	23.66	41.6	4419.3
2011	52.7	156.8	32.44	5086.5	7.1	5.17	36.6	1.5	24.20	36.8	5159.9
2012	62.6	165.3	33.20	5488.2	12.1	5.28	63.9	1.3	24.79	33.0	5585.1
2013	52.8	144.0	33.88	4879.5	9.8	5.40	52.8	1.2	25.39	31.5	4963.8
2014	36.9	104.0	34.40	3578.8	9.0	5.49	49.4	1.0	25.80	25.0	3653.3
2015	25.8	81.6	34.64	2824.6	8.3	5.60	46.6	0.5	26.42	13.7	2885.0
2016	10.8	54.3	34.11	1851.1	0.2	5.60	1.1	0.6	27.76	17.5	1869.7
2017	15.7	51.6	34.77	1793.1	0.2	5.74	1.1	0.6	27.77	16.7	1810.8
REM.	5.5	284.9	47.36	10564.2	-12.8	-1.00	-80.9	5.3	32.78	156.9	10640.0
TOTAL		**2314.7**	**33.81**	**75324.8**	**65.1**	**6.51**	**329.8**	**31.2**	**25.34**	**774.1**	**76428.8**

	Crown Royalties			Freehold Royalties			Overriding Royalties					
Year	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Mineral Tax M$	Total Royalty & Taxes M$	Total Royalty & Taxes %
2003	108.2		108.2	58.6		58.6	12.5		12.5	153.0	332.3	35.44
2004	180.1	0.0	180.1	130.7	-0.0	130.7	89.5		89.5	209.4	609.7	25.98
2005	840.4	-0.0	840.4	604.9	0.0	604.9	168.7	-0.0	168.7	421.1	2035.1	20.79
2006	832.8		832.8	370.7	-0.0	370.7	97.5		97.5	475.4	1776.4	25.30
2007	627.4		627.4	251.4	-0.0	251.4	73.2	-0.0	73.2	386.6	1338.7	23.77
2008	490.9	0.0	490.9	229.2		229.2	63.7		63.7	323.8	1107.6	21.87
2009	402.9		402.9	194.1	0.0	194.1	60.9		60.9	244.0	902.0	19.39
2010	331.7		331.7	167.9		167.9	93.3		93.3	246.6	839.5	19.00
2011	315.5	-0.0	315.5	193.3	-0.0	193.3	118.6		118.6	189.8	817.2	15.84
2012	295.7	-0.0	295.7	206.6	-0.0	206.7	115.1		115.1	172.0	789.5	14.14
2013	273.3	0.0	273.3	192.2		192.2	94.4		94.4	124.5	684.5	13.79
2014	197.1	-0.0	197.1	118.9		118.9	34.6		34.6	92.1	442.8	12.12
2015	162.5		162.5	98.6	0.0	98.6	19.4	-0.0	19.5	55.0	335.5	11.63
2016	130.3		130.3	94.8		94.8	1.0		1.0	46.1	272.3	14.57
2017	98.6		98.6	91.6		91.6	1.1	0.0	1.1	33.4	224.7	12.41
REM.	-91.0	-0.0	-91.0	738.3	0.0	738.3	-42.6	0.0	-42.7	-162.1	442.3	4.16
TOTAL	**5196.7**	**-0.0**	**5196.7**	**3742.0**	**-0.0**	**3742.0**	**1001.0**	**-0.0**	**1001.0**	**3010.5**	**12950.0**	**16.94**

			Capital Costs			Net Revenues After Costs		
Year	Operating Costs M$	Net Op. Income M$	Drilling & Compl M$	Equip & Facility M$	Total Capital M$	Annual M$	Cum M$	PWV @15.0% M$
2003	34.3	571.2				571.2	571.2	532.7
2004	267.0	1470.3	801.1	339.2	1140.3	330.0	901.2	267.6
2005	1197.1	6556.4	5813.3	2407.9	8221.1	-1664.7	-763.5	-1173.8
2006	1120.6	4124.7				4124.7	3361.2	2529.0
2007	1205.3	3087.8				3087.8	6449.1	1646.3
2008	1326.5	2630.3				2630.3	9079.3	1219.4
2009	1621.8	2126.9				2126.9	11206.2	857.5
2010	1792.6	1787.2				1787.2	12993.5	626.5
2011	2666.3	1676.4				1676.4	14669.9	511.0
2012	3544.3	1251.3				1251.3	15921.2	331.7
2013	2965.4	1313.8				1313.8	17235.1	302.8
2014	2508.3	702.2				702.2	17937.2	140.8
2015	2082.3	467.3				467.3	18404.6	81.5
2016	559.9	1037.4				1037.4	19442.0	157.2
2017	788.5	797.7				797.7	20239.7	105.2
REM.	8213.1	1985.2				1985.2	22224.9	174.7
TOTAL	**31893.3**	**31586.2**	**6614.4**	**2747.0**	**9361.4**	**22224.9**		**8310.2**

	Remaining Reserves		Remaining Present Worth Value - M$			
Product	Gross	Net	@10.0%	@12.0%	@15.0%	@20.0%
Crude Oil (mbbl)	2314.6	2007.4	10499.8	9329.6	7898.1	6131.6
Natural Gas (mmcf)	65.0	61.2	188.8	168.9	143.9	112.9
Natural Gas Liquids (mbbl)	31.1	27.9	344.1	309.5	267.7	216.6
Total			**11032.7**	**9807.9**	**8309.7**	**6461.2**

NATIONAL FUEL EXPLORATION CORP.
CARLYLE AREA

Evaluation of Oil & Gas Reserves
Based on May 1, 2003
Constant Price Assumptions

As of January 1, 2003

McDANIEL & ASSOCIATES
consultants ltd.

Oil and Gas Reservoir Engineering

NATIONAL FUEL EXPLORATION CORP.
CARLYLE AREA

Evaluation of Oil & Gas Reserves
Based on May 1, 2003
Constant Price Assumptions

As of January 1, 2003

Prepared For:

Harvest Operations Corp.
1900, 330 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

Prepared By:

McDaniel & Associates Consultants Ltd.
2200, 255 - 5th Avenue S.W.
Calgary, Alberta
T2P 3G6

September 2003

September 30, 2003

Harvest Operations Corp.
1900, 330 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

Attention: Mr. Darcy Erickson, Manager, Exploitation Engineering

Reference: **National Fuel Exploration Corp. – Carlyle Area**
Evaluation of Oil & Gas Reserves
Based on May 1, 2003
Constant Price Assumptions

Dear Sir:

Pursuant to your request we have prepared an evaluation of the crude oil, natural gas and natural gas products reserves and the present worth values of these reserves for certain petroleum and natural gas interests in the Carlyle area of Saskatchewan owned by National Fuel Exploration Corp., hereinafter referred to as the "Company", as of January 1, 2003. The future net revenues and present worth values presented in this report were calculated using "Constant Price" assumptions with no inflation of operating or capital costs and were presented in Canadian dollars. No allowances were made for income tax or for the Saskatchewan Corporation Capital Tax Surcharge.

A detailed evaluation of the Carlyle properties was initially prepared in March 2003 as part of a total corporate evaluation of National Fuel Exploration Corp. This report was prepared for Harvest Operations Corp. as part of the process to acquire the Carlyle properties owned by National Fuel Exploration Corp., however no review of any recent technical or financial data was conducted.

The properties evaluated in this report were indicated to include all of National Fuel's conventional petroleum and natural gas interests in the Carlyle area of southeast Saskatchewan. The Company's principal crude oil property is located in the Hazelwood field and the principal natural gas property in the Big Marsh Lake field.

The Company's share of proved remaining and probable additional crude oil, natural gas and natural gas products reserves as of January 1, 2003 and the respective present worth values assigned to these reserves based on "Constant Price" assumptions were estimated to be as follows:

ESTIMATED COMPANY SHARE OF REMAINING RESERVES
AS OF JANUARY 1, 2003
MMCF, MBBL

	Proved Producing	Proved Non-Producing	Proved Undeveloped	Total Proved	Probable Additional	Total
Crude Oil						
Gross (1)	16,796	12	496	17,304	2,845	20,149
Net (2)	14,965	12	446	15,422	2,496	17,919
Natural Gas						
Gross (1)	624	-	-	624	59	684
Net (2)	601	-	-	601	56	657
Natural Gas Liquids						
Gross (1)	172	1	8	180	38	218
Net (2)	155	1	7	163	34	197

ESTIMATED COMPANY SHARE OF PRESENT WORTH VALUES BEFORE INCOME TAX
AS OF JANUARY 1, 2003
$1000 (3) (4) (5) (6)

			Discounted At		
	0%	10%	12%	15%	20%
Proved Developed Producing Reserves	224,781	136,687	127,532	116,202	101,771
Proved Developed Non-Producing Reserves	137	96	90	82	71
Proved Undeveloped Reserves	6,148	3,073	2,697	2,224	1,616
Total Proved Reserves	231,065	139,856	130,319	118,507	103,458
Probable Additional Reserves-Unrisked	36,532	16,109	14,257	12,049	9,390
Total Proved & Probable Reserves-Unrisked	**267,597**	**155,965**	**144,576**	**130,557**	**112,848**
Probable Additional Reserves-Risked (7)	18,266	8,055	7,129	6,025	4,695
Total Proved & Probable Reserves-Risked (7)	**249,331**	**147,911**	**137,448**	**124,532**	**108,153**

(1) Gross reserves are defined as the aggregate of the Company's working interest and royalty interest reserves before deductions of royalties payable to others.
(2) Net reserves are gross reserves less all royalties payable to others.
(3) Financial matters such as prepayments, take or pay payments, general obligations, etc. were not included.
(4) Based on the May 1, 2003 Constant Prices (see Price Schedules).
(5) No allowance was made for the Saskatchewan Corporation Capital Tax Surcharge in the present worth value estimates.
(6) The present worth values may not necessarily be the fair market value of the reserves.
(7) Includes a 50 percent reduction in the probable present worth values to account for the risk associated with the probable additional reserves.

The Company's share of remaining reserves and present worth values are presented on a total Company basis in the summary section of this report. The location of the Company's major properties and a graphical summary of the forecast production, net income and reserve distributions are also presented in this section. Tables summarizing the reserves, production and revenues for the various reserve classes are presented in Appendices 1 to 7. A summary of the Company's interests and encumbrances in each property is presented in Appendix 8. Discussions of the assumptions and methodology employed to prepare the reserve estimates and revenue forecasts are also contained in the "Evaluation Methodology" section.

The extent and character of all factual information supplied by the Company including ownership, well data, production, prices, revenues, operating costs, contracts, and other relevant data were relied upon by us in preparing this report and has been accepted as represented without independent verification. In view of the generality of the assignment the opinions expressed are not intended to provide a stand alone analysis of any specific property but to relate to an overall evaluation of the reserves of the Company.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Harvest Operations Corp. and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Harvest Operations Corp. without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

"signed by P. A. Welch"

P. A. Welch, P. Eng.

"signed by F. Schorning"

F. Schorning, P. Geol.

PAW/FS:po
[03-615]

PERMIT TO PRACTICE
McDANIEL & ASSOCIATES CONSULTANTS LTD.

Signature "signed by P. A. Welch"

Date Tuesday, September 30, 2003

PERMIT NUMBER: P 3145

The Association of Professional Engineers, Geologists and Geophysicists of Alberta

CERTIFICATE OF QUALIFICATION

I, Philip Arthur Welch, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am the Executive Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of National Fuel Exploration Corp., the report entitled "National Fuel Exploration Corp., Carlyle Area, Evaluation of Oil & Gas Reserves, Based on May 1, 2003 Constant Price Assumptions, As of January 1, 2003", dated September 30, 2003, and that I was involved in the preparation of this report.

2. That I attended the University of British Columbia in the years 1980 to 1987 and that I graduated with Bachelor of Applied Science and Master of Applied Science degrees in Mechanical Engineering, that I am a registered Professional Engineer of the Association of Professional Engineers, Geologists & Geophysicists of Alberta; that I am a member of the Canadian Institute of Mining and Metallurgy and that I have in excess of fifteen years experience in oil and gas reservoir studies and evaluations.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of National Fuel Exploration Corp., any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

"signed by P. A. Welch"

P. A. Welch, P. Eng.

Calgary, Alberta
Dated: September 30, 2003

CERTIFICATE OF QUALIFICATION

I, Fred Schorning, Petroleum Geologist of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of National Fuel Exploration Corp., the report entitled "National Fuel Exploration Corp., Carlyle Area, Evaluation of Oil & Gas Reserves, Based on May 1, 2003 Constant Price Assumptions, As of January 1, 2003", dated September 30, 2003, and that I was involved in the preparation of this report.

2. That I attended McMaster University in the years 1960 to 1964, graduating with a Bachelor of Arts degree in Geology, that I am a registered Professional Geologist of the Association of Professional Engineers, Geologists & Geophysicists of Alberta and that I have in excess of thirty years experience in oil and gas reservoir studies.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of National Fuel Exploration Corp., any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

"signed by F. Schorning"

F. Schorning, P. Geol.

Calgary, Alberta
Dated: September 30, 2003

National Fuel Exploration Corp. - Carlyle Area

Total Company Reserves and Present Worth Values
May 1, 2003 Constant Prices as of January 1, 2003
Proved & Probable Reserves - Unrisked

Total Of All Areas

	Company Share of Remaining Reserves (mbbl,mmcf,mlt)		Company Share of Present Worth Values Before Income Tax (4)(5)(6) (M$)				
	Gross (1)	Net (2)	@0.0%	@10.0%	@12.0%	@15.0%	@20.0%
Proved Producing Reserves							
Crude Oil	16,796.4	14,965.0	215,729.5	131,896.2	123,128.4	112,264.3	98,405.5
Natural Gas	624.2	601.0	3,797.7	1,923.7	1,767.5	1,580.7	1,352.2
Natural Gas Liquids	172.3	155.1	5,253.3	2,867.4	2,636.1	2,356.7	2,013.0
Total			**224,780.5**	**136,687.2**	**127,532.0**	**116,201.7**	**101,770.7**
Proved Non-Producing Reserves							
Crude Oil	12.1	11.7	124.3	87.3	81.9	74.7	64.5
Natural Gas							
Natural Gas Liquids	0.4	0.4	12.3	8.5	8.0	7.3	6.3
Total			**136.6**	**95.8**	**89.9**	**81.9**	**70.8**
Proved Undeveloped Reserves							
Crude Oil	495.5	445.8	5,909.4	2,936.6	2,572.5	2,113.6	1,525.0
Natural Gas							
Natural Gas Liquids	7.8	7.0	238.5	136.4	124.7	110.1	91.4
Total			**6,147.9**	**3,072.9**	**2,697.2**	**2,223.7**	**1,616.4**
Total Proved Reserves							
Crude Oil	17,304.0	15,422.4	221,763.2	134,920.1	125,782.9	114,452.6	99,995.1
Natural Gas	624.2	601.0	3,797.7	1,923.7	1,767.5	1,580.7	1,352.2
Natural Gas Liquids	180.4	162.5	5,504.1	3,012.3	2,768.7	2,474.0	2,110.6
Total			**231,065.0**	**139,856.0**	**130,319.0**	**118,507.3**	**103,457.8**
Total Probable Reserves							
Crude Oil	2,844.6	2,496.2	35,017.2	15,416.0	13,635.9	11,513.7	8,958.2
Natural Gas	59.4	56.0	360.1	175.3	157.5	136.1	110.2
Natural Gas Liquids	38.0	34.1	1,154.8	518.0	463.8	399.4	321.4
Total			**36,532.1**	**16,109.3**	**14,257.2**	**12,049.2**	**9,389.7**
Total Proved & Probable Reserves							
Crude Oil	20,148.6	17,918.7	256,780.4	150,336.1	139,418.8	125,966.3	108,953.2
Natural Gas	683.6	657.0	4,157.8	2,099.0	1,924.9	1,716.8	1,462.3
Natural Gas Liquids	218.4	196.6	6,658.9	3,530.4	3,232.6	2,873.4	2,432.0
Total			**267,597.1**	**155,965.4**	**144,576.3**	**130,556.5**	**112,847.6**
BOE Reserves & PWV/BOE (3)							
Proved Producing	17,072.7	15,220.3	13.17	8.01	7.47	6.81	5.96
Proved Non-Producing	12.4	12.0	10.99	7.71	7.23	6.59	5.69
Proved Undeveloped	503.3	452.8	12.21	6.11	5.36	4.42	3.21
Total Proved	17,588.4	15,685.1	13.14	7.95	7.41	6.74	5.88
Total Probable	2,892.5	2,539.6	12.63	5.57	4.93	4.17	3.25
Total Proved & Probable	20,480.9	18,224.8	13.07	7.62	7.06	6.37	5.51

(1) Before royalty deductions.
(2) After royalty deductions.
(3) Barrels of Oil Equivalent based on 6.0:1 for Natural Gas, 1.00:1 for Condensate and C5+, 1.00:1 for Ethane, 1.00:1 for Propane, 1.00:1 for Butanes, 1.00:1 for NGL Mix, 1.00:1 for Sulphur. PWV/BOE based on Gross BOE reserves.
(4) No allowance was made for the degree of risk associated with any of the reserve categories.
(5) Before allowance for Alberta Royalty Tax Credit
(6) Costs associated with extraction of natural gas products have in most cases been deducted from the natural gas revenues.

National Fuel Exploration Corp. - Carlyle Area
Location of Major Properties


SASKATCHEWAN
Regina
Big Marsh Lake
Corning
Moose Valley South
Bender
Hazelwood

McDaniel & Associates Consultants Ltd.

McDaniel & Associates Consultants Ltd.

May 1, 2003 Constant Product Price Schedule

Crude Oil Prices	
West Texas Intermediate ($U.S./bbl)	28.14
Edmonton Light Crude ($Cdn./bbl)	41.59
Bow River Medium Crude ($Cdn./bbl)	29.69
Hardisty Heavy ($Cdn./bbl)	24.15
Cromer Medium Crude ($Cdn./bbl)	33.57
Natural Gas (@ Field Gate $Cdn./MMbtu)	
Alberta Average	6.35
Transcanada Gas Services Ltd.	5.80
Pan Alberta Gas Ltd.	4.13
Progas	6.20
Spot Sales	6.63
Saskatchewan Average	6.49
CanWest Plant Gate (British Columbia)	5.53
Natural Gas Liquids (Edmonton Reference Price $Cdn./bbl)	
Propane	25.90
Field Butane	28.30
NGL Mix	30.32
Natural Gasolines & Condensate	43.83
Sulphur (Alberta Average @ Plant Gate $Cdn./LT)	0.00

C030501

NATIONAL FUEL EXPLORATION CORP.
CARLYLE AREA

Evaluation of Oil & Gas Reserves
Based on May 1, 2003
Constant Price Assumptions
As of January 1, 2003

Evaluation Methodology

INTRODUCTION

Estimates of the crude oil, natural gas and natural gas products reserves and the associated present worth values before income taxes attributable to certain petroleum and natural gas interests of National Fuel Exploration Corp. in the Carlyle area of Saskatchewan have been presented in this report as of January 1, 2003.

A detailed evaluation of the Carlyle properties was initially prepared in March 2003 as part of a total corporate evaluation of National Fuel Exploration Corp. This report was prepared for Harvest Operations Corp. as part of the process to acquire the Carlyle properties owned by National Fuel Exploration Corp., however no review of any recent technical or financial data was conducted.

The effective date of this report is January 1, 2003. The reserve estimates presented herein were based on the operating and economic conditions and development status as of that date except for changes planned for the immediate future or in the process of implementation. The assumptions and methodology employed in the preparation of this report conform with generally accepted petroleum engineering and evaluation principles and are consistent with those used in our previous evaluations of the Company. A brief review of the methodology employed in arriving at the reserves and present worth value estimates is presented in this section.

RESERVE ESTIMATES

Crude Oil

The crude oil reserve estimates presented in this report were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. The oil-in-place estimates were based on individual well pore volume interpretations, geological studies of pool configurations as well as unitization studies and published estimates. In those cases where indicative oil production decline and/or increasing gas-oil and water-oil ratio trends were evident, the remaining reserves were determined by extrapolating these trends to economic limiting conditions.

Where definitive production information was not yet available, the reserve estimates were based on analogy with similar wells or reservoirs or on theoretical studies of recovery efficiencies. The cumulative production figures were taken from published sources or from records of the Company and estimated for those recent periods where such data were not available.

Natural Gas and Products

The natural gas reserve estimates were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the gas-in-place were based on individual well pore volume interpretations, geological studies of the pools and areas and on unitization studies and published estimates. The reserves recoverable from the currently producing properties were estimated from studies of performance characteristics and/or reservoir pressure histories. In cases of competitive drainage in multi-well pools the reserves were based on an analysis of the relevant factors relating to the future pool depletion by existing and possible future wells. The recovery factors for the non-producing properties were estimated from a consideration of test rates, reservoir pressures and by analogy with similar wells or reservoirs.

The natural gas products reserve estimates for the producing properties were predicated on a study of historical and anticipated future recoveries of these products from the natural gas reserves. The natural gas products recoveries from the non-producing natural gas reserves were estimated from gas analyses, well test information and from analogy with similar reservoirs. Natural gas products reserves were only assigned to non-producing properties in those cases where, in all likelihood the gas production would be processed through existing facilities capable of extracting these products or where such a facility will be available in the near future.

RESERVE CLASSIFICATION

The crude oil, natural gas and natural gas products reserves of the Company were classified into proved and probable additional categories. The proved reserves were considered to be those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Probable reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future. A more detailed

description of the factors considered in making these reserve assignments is presented in the "Reserve Definitions" at the end of this section.

The proved reserves have been further subdivided into proved producing, proved non-producing and proved undeveloped categories. Reserves were considered to be producing if these reserves are currently being produced or if definitive steps are being taken to begin production of these reserves in the immediate future. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area. Non-producing reserves recoverable from existing wells that require relatively minor capital expenditures to produce were classified as proved non-producing. Reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure is required were classified as proved undeveloped.

In all cases the crude oil and natural gas liquids reserves were expressed in barrels being equal to 34.972 Imperial gallons. The natural gas reserves were presented in thousands of standard cubic feet (MCF) and calculated at a base pressure of 14.65 psia and a base temperature of 60 degrees Fahrenheit.

Company Share of Reserves

The Company's net share of reserves was obtained by employing the Company's indicated gross working and royalty interests in the various properties in question less all royalties owned by others. In estimating net reserves the applicable Crown royalties were based on the regulations in effect as of January 1, 2003.

PRESENT WORTH VALUE ESTIMATES

The present worth values of the crude oil, natural gas and natural gas products reserves were obtained by employing future production and revenue analyses. The future crude oil production was in each instance predicated on a forecast of allowable rates and/or anticipated performance characteristics of the individual wells and reservoirs in question. The future natural gas production was predicated on the provisions of the natural gas purchase contracts where such contracts were available with consideration to the historical producing rates and the estimated deliverability. In those areas where shut-in natural gas reserves exist commencement of production was based on the proximity to a pipeline connection and the relevant factors relating to the future marketing of the reserves. The future production of gas-cap reserves was assumed to occur near the end of the oil producing life. Solution gas production was based on the forecast of the oil producing rates and producing gas-oil ratios. The natural gas products production forecasts were based on the anticipated recoveries of these products from the produced natural gas.

The Company's gross share of future crude oil revenue was derived by employing the Company's gross share of production and the indicated Cromer medium and Edmonton light crude oil price less the historical quality and transportation price differential for each respective field. The indicated natural gas prices with an adjustment for the heating value of the gas were employed to calculate the gross share of future natural gas revenues. The indicated Edmonton natural gas products prices with adjustments to reflect historical price differentials realized by the Company in each respective property were employed to calculate the gross share of natural gas products revenues. Royalties and mineral taxes payable to the Crown were estimated based on the methods in effect as of January 1, 2003. Freehold and overriding royalties payable to others were estimated based on the indicated applicable rates. In those cases where a proportionate share of the natural gas gathering and processing charges were indicated to be payable by the Crown or royalties owned by others, these charges have been deducted in determining the net royalties payable.

In all cases, estimates of the applicable capital expenditures and operating costs with no allowance for inflation were deducted in arriving at the Company's share of future net revenues. No allowance for future well abandonment costs was made for any of the Company's working interest wells or for the abandonment of any facilities. The present worth values were then obtained by employing 10, 12, 15 and 20 percent nominal annual discount rates compounded annually. No allowances were made for income tax or the Saskatchewan Corporation Capital Tax Surcharge.

The estimated present worth values of the proved plus probable additional reserves were obtained by employing future production and revenue analyses on a total proved plus probable reserve basis. All additional costs required to recover the probable additional reserves were included in the revenue forecasts. It should be pointed out that no allowance was made for any risk associated with the probable reserves in this report other than in the present worth value summary in the covering letter.

Summaries of the Company's share of remaining reserves together with forecast future revenues, royalties, taxes, operating and capital costs, cash flow and present worth values are presented in detailed tabulations in Appendices 1 to 7.

RESERVE DEFINITIONS

Crude Oil

A mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

Synthetic Oil

Oil derived from the upgrading of crude bitumen or by chemical modification of coal or other materials and which is largely interchangeable with conventional crude oil as a refinery feedstock.

Natural Gas

The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

Natural Gas Liquids

Those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

Sulphur

Elemental sulphur removed from the produced natural gas by processing through an extraction plant.

Remaining Reserves

Remaining reserves are those quantities of crude oil, natural gas, natural gas liquids and sulphur remaining after deducting those quantities produced up to the reference date of the study.

Gross Reserves

The total of the Company's working interests and/or royalty interests share of reserves before deducting royalties owned by others.

Net Reserves

The total of the Company's working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others.

Royalties

The term royalties, as used in this report, refers to royalties paid to others. The royalties deducted from the reserves are based on the royalty percentage calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling price the price forecasts for the individual properties in question has been employed.

Proved Reserves

Those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Comments:

1. Where reserves are clearly known to exist in a reservoir and would be physically recoverable but cannot be termed "proved reserves" because they are not commercially recoverable due to their remote location (i.e. frontier reserves), these reserves are itemized separately in the report and their special circumstances fully explained.

2. Zones which have not been completed but which are interpreted to be productive from well logs (or core analyses) and which have conclusive drill stem tests or other production tests indicating economic producing rates are considered to be proved providing there is a high degree of certainty that these reserves will be produced.

3. Zones interpreted to be productive from well logs (or core analyses) either completed or behind pipe but which have not been tested or have inconclusive tests are considered proved only if offsetting wells indicate favorable tests or productive characteristics from this zone and there is a high degree of certainty that these reserves will be produced because of favorable reservoir characteristics.

4. The proved recovery efficiencies for presently shut-in reserves are estimated from theoretical considerations or by analogy to the nearest similar zone or area. In all cases the productive capacities of the individual wells or reservoirs in question are taken into account.

5. The proved natural gas reserves may be based on the assumption that additional compressor horsepower will be installed to achieve lower abandonment pressures providing there is a high degree of certainty that such action will be taken.

6. An allowance for increased recoveries in enhanced recovery (water-flood, solvent-flood, etc.) projects is made only on the basis of demonstrated more favorable performance from the project in question or from similar projects in like reservoirs. Increased proved recoveries may be assigned prior to the installation of the facilities if in our opinion there is a high degree of certainty that such facilities will be installed in the future. A gradual transfer of reserves from a probable additional to a proved category is usually made in such projects as more performance history is obtained. The assignment of higher recovery factors to these projects by regulatory authorities does not necessarily provide a basis for increased proved recoveries since such assignments must often be made prior to obtaining indicative performance history in order to provide sufficient incentives to institute such schemes.

7. Natural gas liquids and sulphur reserves are based on the recoveries of these products from the proved natural gas reserves and are dependent on current plant efficiencies. In the case of shut-in wells the reserves are based on analyses of the raw natural gas and anticipated extraction efficiencies.

Proved Producing Reserves

Those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Proved Non-Producing Reserves

Those non-producing proved reserves recoverable from existing wells that require relatively minor capital expenditures to produce.

Proved Undeveloped Reserves

Those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

Probable Additional Reserves

Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Comments:

1. The probable additional natural gas reserves are based on the potential productive areas of the natural gas reservoirs in question which could not be deemed proved at this time as well as those solution gas reserves commercially recoverable from the probable additional crude oil reserves.
2. The probable additional reserves of natural gas liquids and sulphur were considered to be those reserves recoverable from the probable additional natural gas reserves.
3. Portions of the zones which have questionable potential based on well log interpretations (or core analyses) and which have not been indicated productive by conclusive tests are considered to be probable additional.

Table 1

National Fuel Exploration Corp. - Carlyle Area

Forecast of Production and Revenue - Company Share
May 1, 2003 Constant Prices as of January 1,2003

Total Proved Reserves

Total Of All Areas

		Crude Oil			Natural Gas			Natural Gas Liquids			
Year	No.Of Wells	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Annual Volume mmcf	Sales Price $/mcf	Sales Revenue M$	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Gross Revenue M$
2003	426.6	1979.6	34.08	67457.2	70.7	5.61	396.6	19.8	33.08	655.7	68509.5
2004	415.5	1704.9	34.06	58067.9	58.9	6.43	378.5	17.6	34.00	599.8	59046.2
2005	401.6	1525.8	34.04	51932.2	50.1	6.43	321.8	16.2	33.99	552.0	52806.0
2006	382.1	1315.8	34.02	44758.2	42.8	6.43	275.0	14.0	33.95	476.0	45509.2
2007	366.4	1157.0	34.00	39341.2	37.2	6.43	239.0	12.4	33.99	421.8	40002.0
2008	343.5	1027.1	34.00	34917.9	33.5	6.43	215.2	11.1	33.98	376.1	35509.3
2009	326.5	911.5	33.97	30964.4	29.9	6.42	191.8	9.8	34.02	332.1	31488.3
2010	294.4	800.2	33.91	27137.9	26.5	6.42	170.3	8.6	34.00	293.4	27601.6
2011	274.6	717.7	33.92	24342.9	24.1	6.42	154.5	7.8	33.96	266.5	24763.9
2012	263.2	655.7	33.91	22232.7	22.1	6.42	141.8	7.2	33.96	244.5	22619.0
2013	246.1	595.8	33.90	20201.0	19.9	6.42	127.8	6.6	33.94	223.7	20552.5
2014	229.2	523.8	33.85	17732.9	18.5	6.42	118.8	5.5	33.90	187.4	18039.2
2015	206.2	461.6	33.87	15636.0	16.6	6.41	106.3	4.9	34.04	167.5	15909.8
2016	191.4	414.4	33.87	14034.9	15.4	6.41	99.0	4.4	34.12	149.8	14283.7
2017	169.9	369.6	33.85	12512.9	14.2	6.41	91.3	4.0	33.90	136.9	12741.2
REM.	39.6	3143.3	33.82	106299.2	144.0	6.36	916.2	30.2	33.97	1024.8	108240.4
TOTAL		**17303.8**	**33.96**	**587569.4**	**624.2**	**6.32**	**3943.8**	**180.3**	**33.88**	**6108.3**	**597621.6**

	Crown Royalties			Freehold Royalties			Overriding Royalties					
Year	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Mineral Tax M$	Total Royalty & Taxes M$	Total Royalty & Taxes %
2003	5756.2		5756.2	3263.4		3263.4	743.6	0.0	743.6	4612.8	14376.0	20.98
2004	4387.0		4387.0	2814.8		2814.8	601.3		601.3	3311.5	11114.7	18.82
2005	3457.9		3457.9	2597.6		2597.6	557.1		557.1	2480.8	9093.4	17.22
2006	2754.5	-0.0	2754.5	2162.4		2162.4	453.1	0.0	453.1	1903.9	7274.0	15.98
2007	2332.3		2332.3	1865.7	-0.0	1865.7	378.4		378.4	1414.9	5991.2	14.98
2008	2030.6	-0.0	2030.6	1615.5		1615.5	321.6		321.6	1096.3	5064.0	14.26
2009	1695.4		1695.4	1396.4	0.0	1396.4	262.1		262.1	811.3	4165.2	13.23
2010	1452.0		1452.0	1202.9		1202.9	194.0		194.0	595.3	3444.2	12.48
2011	1243.6		1243.6	1070.1		1070.1	166.9		166.9	423.5	2904.1	11.73
2012	1020.5		1020.5	972.7	-0.0	972.7	147.5	-0.0	147.5	290.4	2431.0	10.75
2013	886.5	-0.0	886.5	879.3		879.3	131.4		131.4	213.4	2110.6	10.27
2014	685.6		685.6	775.1		775.1	116.6	-0.0	116.6	90.0	1667.3	9.24
2015	588.2		588.2	682.9		682.9	98.6		98.6	65.4	1435.0	9.02
2016	502.0		502.0	607.7	0.0	607.7	84.5		84.5	43.8	1237.9	8.67
2017	426.2	0.0	426.1	536.1		536.1	54.1	0.0	54.1	31.5	1047.8	8.22
REM.	4699.9	-0.0	4699.9	3965.5	-0.0	3965.5	567.1	-0.0	567.1	476.3	9708.9	8.97
TOTAL	**33918.3**	**-0.0**	**33918.4**	**26407.8**	**-0.0**	**26407.8**	**4877.8**	**0.0**	**4877.8**	**17861.2**	**83065.5**	**13.90**

			Capital Costs			Net Revenues After Costs		
Year	Operating Costs M$	Net Op. Income M$	Drilling & Compl M$	Equip & Facility M$	Total Capital M$	Annual M$	Cum M$	PWV @10.0% M$
2003	19926.4	34207.1				34207.1	34207.1	32615.1
2004	19140.1	28791.4	2280.0	1141.0	3421.0	25370.5	59577.6	21990.8
2005	18423.1	25289.6	715.0	326.0	1041.0	24248.6	83826.2	19107.5
2006	17458.0	20777.3				20777.3	104603.5	14883.8
2007	16579.2	17431.6				17431.6	122035.1	11351.9
2008	15666.1	14779.2				14779.2	136814.3	8749.6
2009	14893.4	12429.6				12429.6	149243.9	6689.6
2010	13524.8	10632.6				10632.6	159876.5	5202.2
2011	12749.5	9110.3				9110.3	168986.8	4052.2
2012	12142.4	8045.5				8045.5	177032.3	3253.3
2013	11455.1	6986.6				6986.6	184018.9	2568.3
2014	10418.9	5952.9				5952.9	189971.8	1989.3
2015	9418.1	5056.5				5056.5	195028.4	1536.2
2016	8854.3	4191.4				4191.4	199219.8	1157.6
2017	8035.9	3657.5				3657.4	202877.3	918.3
REM.	70343.7	28187.7				28187.7	231064.9	3790.2
TOTAL	**279028.9**	**235526.8**	**2995.0**	**1467.0**	**4462.0**	**231064.9**		**139855.9**

	Remaining Reserves		Remaining Present Worth Value - M$			
Product	Gross	Net	@10.0%	@12.0%	@15.0%	@20.0%
Crude Oil (mbbl)	17304.0	15422.4	134920.1	125782.9	114452.6	99995.1
Natural Gas (mmcf)	624.2	601.0	1923.7	1767.5	1580.7	1352.2
Natural Gas Liquids (mbbl)	180.4	162.5	3012.3	2768.7	2474.0	2110.6
Total			**139856.0**	**130319.0**	**118507.3**	**103457.8**

National Fuel Exploration Corp. - Carlyle Area

Table 1

Forecast of Production and Revenue - Company Share
May 1, 2003 Constant Prices as of January 1,2003

Total Proved & Probable Reserves - Unrisked

Total Of All Areas

		Crude Oil			Natural Gas			Natural Gas Liquids			
Year	No.Of Wells	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Annual Volume mmcf	Sales Price $/mcf	Sales Revenue M$	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Gross Revenue M$
2003	426.6	2006.0	34.07	68350.4	71.5	5.61	401.1	20.0	33.10	663.4	69414.9
2004	419.7	1779.6	34.05	60603.2	63.5	6.43	407.8	18.2	33.98	618.0	61629.1
2005	422.4	1833.4	34.15	62605.3	55.7	6.43	357.8	21.3	33.93	723.7	63686.8
2006	401.9	1548.6	34.12	52832.5	47.6	6.43	306.2	18.0	33.94	609.6	53748.3
2007	388.5	1344.7	34.09	45840.8	41.7	6.43	268.2	15.4	33.98	523.7	46632.7
2008	372.7	1193.4	34.07	40654.4	37.1	6.42	238.3	13.6	34.03	462.1	41354.8
2009	356.0	1055.0	34.04	35915.3	33.6	6.43	215.9	11.9	33.96	403.0	36534.2
2010	333.5	942.5	34.02	32064.9	30.0	6.42	192.3	10.7	33.94	362.5	32619.8
2011	309.1	843.9	34.00	28689.8	27.2	6.42	174.9	9.6	33.98	327.9	29192.6
2012	294.1	762.8	33.97	25912.2	24.4	6.42	156.7	8.8	33.98	298.4	26367.3
2013	274.4	690.0	33.96	23432.6	21.9	6.42	140.4	8.0	33.94	272.9	23845.9
2014	260.6	618.2	33.93	20973.6	20.4	6.42	130.7	7.1	33.93	240.9	21345.3
2015	231.2	541.4	33.90	18353.8	18.7	6.42	120.4	6.0	33.99	202.6	18676.7
2016	211.1	484.9	33.86	16418.3	17.7	6.42	113.6	5.1	34.09	172.8	16704.8
2017	198.2	440.8	33.85	14920.8	16.0	6.42	102.4	4.6	33.97	157.3	15180.5
REM.	52.6	4063.1	33.72	137003.0	156.7	6.37	998.5	40.0	33.95	1358.1	139359.5
TOTAL		**20148.2**	**33.98**	**684570.9**	**683.5**	**6.33**	**4325.3**	**218.3**	**33.89**	**7396.9**	**696293.2**

	Crown Royalties			Freehold Royalties			Overriding Royalties					
Year	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Mineral Tax M$	Total Royalty & Taxes M$	Total Royalty & Taxes %
2003	5862.5		5862.5	3320.0		3320.0	755.6		755.6	4763.5	14701.7	21.18
2004	4589.0		4589.0	2958.6	-0.0	2958.6	698.8	0.0	698.8	3553.1	11799.6	19.15
2005	4409.7		4409.7	3271.9		3271.9	743.0		743.0	2971.6	11396.2	17.89
2006	3760.1		3760.1	2606.7		2606.7	560.6	0.0	560.6	2491.4	9418.8	17.52
2007	3080.1		3080.1	2158.7	0.0	2158.7	465.4		465.4	1888.4	7592.6	16.28
2008	2601.6		2601.6	1877.0	0.0	1877.0	395.4	-0.0	395.4	1487.5	6361.6	15.38
2009	2152.4		2152.4	1604.9		1604.9	330.3		330.3	1095.4	5182.9	14.19
2010	1819.9		1819.9	1412.2		1412.2	275.3	0.0	275.3	874.6	4382.0	13.43
2011	1546.7		1546.7	1267.9	0.0	1267.9	224.5	0.0	224.5	639.0	3678.1	12.60
2012	1280.6	-0.0	1280.6	1145.5	-0.0	1145.5	183.3	-0.0	183.3	480.8	3090.2	11.72
2013	1099.8		1099.8	1030.7	-0.0	1030.7	154.8	-0.0	154.8	343.1	2628.3	11.02
2014	869.8	0.0	869.8	925.4		925.4	130.7		130.7	185.1	2111.0	9.89
2015	733.0	0.0	733.0	810.5	-0.0	810.5	116.1	0.0	116.1	121.0	1780.7	9.53
2016	644.0		644.0	729.5		729.5	103.3		103.3	88.8	1565.6	9.37
2017	514.4	0.0	514.4	661.7		661.7	92.5		92.5	63.2	1331.8	8.77
REM.	5064.7		5064.7	5703.2		5703.2	611.5	0.0	611.5	349.0	11728.4	8.42
TOTAL	**40028.2**	**0.0**	**40028.2**	**31484.3**	**-0.0**	**31484.3**	**5841.0**	**0.0**	**5841.0**	**21395.6**	**98749.5**	**14.18**

			Capital Costs			Net Revenues After Costs		
Year	Operating Costs M$	Net Op. Income M$	Drilling & Compl M$	Equip & Facility M$	Total Capital M$	Annual M$	Cum M$	PWV @10.0% M$
2003	19960.0	34753.1				34753.1	34753.1	33135.8
2004	19404.9	30424.6	3050.0	1467.0	4517.0	25907.7	60660.9	22456.4
2005	19551.1	32739.5	6193.0	2595.0	8788.0	23951.6	84612.4	18873.5
2006	18495.1	25834.5				25834.5	110446.9	18506.5
2007	17724.9	21315.3				21315.3	131762.2	13881.0
2008	16931.3	18061.8				18061.8	149824.0	10693.0
2009	16149.7	15201.6				15201.6	165025.6	8181.5
2010	15232.9	13004.8				13004.8	178030.4	6362.9
2011	14209.8	11304.7				11304.7	189335.1	5028.3
2012	13554.8	9722.2				9722.2	199057.3	3931.2
2013	12632.8	8584.7				8584.7	207642.0	3155.7
2014	12027.5	7206.7				7206.7	214848.8	2408.3
2015	10830.4	6065.7				6065.7	220914.4	1842.8
2016	9640.8	5498.3				5498.3	226412.8	1518.5
2017	9141.8	4707.0				4707.0	231119.8	1181.8
REM.	91153.6	36477.3				36477.3	267597.0	4808.0
TOTAL	**316641.4**	**280901.8**	**9243.0**	**4062.0**	**13305.0**	**267597.0**		**155965.2**

	Remaining Reserves		Remaining Present Worth Value - M$			
Product	Gross	Net	@10.0%	@12.0%	@15.0%	@20.0%
Crude Oil (mbbl)	20148.6	17918.7	150336.1	139418.8	125966.3	108953.2
Natural Gas (mmcf)	683.6	657.0	2099.0	1924.9	1716.8	1462.3
Natural Gas Liquids (mbbl)	218.4	196.6	3530.4	3232.6	2873.4	2432.0
Total			**155965.4**	**144576.3**	**130556.5**	**112847.6**

National Fuel Exploration Corp. - Carlyle Area

Forecast of Production and Revenue - Company Share
May 1, 2003 Constant Prices as of January 1,2003

Total Probable Reserves - Unrisked

Total Of All Areas

		Crude Oil			Natural Gas			Natural Gas Liquids			
Year	No.Of Wells	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Annual Volume mmcf	Sales Price $/mcf	Sales Revenue M$	Annual Volume mbbl	Sales Price $/bbl	Sales Revenue M$	Gross Revenue M$
2003	0.0	26.4	33.86	893.2	0.8	5.63	4.6	0.2	36.24	7.6	905.3
2004	4.2	74.6	33.98	2535.3	4.6	6.40	29.3	0.5	35.12	18.3	2582.8
2005	20.8	307.7	34.69	10673.0	5.6	6.39	36.0	5.1	33.92	171.7	10880.7
2006	19.8	232.8	34.69	8074.3	4.9	6.42	31.2	3.9	33.90	133.6	8239.1
2007	22.1	187.7	34.64	6499.6	4.6	6.42	29.2	3.0	33.84	101.9	6630.7
2008	29.2	166.4	34.48	5736.5	3.6	6.42	23.1	2.5	33.98	86.0	5845.5
2009	29.5	143.5	34.50	4950.9	3.7	6.45	24.1	2.1	33.64	71.0	5046.0
2010	39.1	142.3	34.61	4927.1	3.4	6.42	22.1	2.1	33.55	69.1	5018.3
2011	34.5	126.2	34.44	4346.9	3.2	6.44	20.4	1.8	33.90	61.4	4428.7
2012	30.9	107.2	34.33	3679.5	2.3	6.44	14.9	1.6	33.85	53.8	3748.3
2013	28.3	94.2	34.31	3231.6	2.0	6.47	12.6	1.5	33.95	49.2	3293.4
2014	31.4	94.4	34.34	3240.7	1.9	6.46	11.9	1.6	33.84	53.5	3306.1
2015	25.0	79.8	34.04	2717.8	2.2	6.48	14.1	1.0	34.05	35.1	2767.0
2016	19.7	70.6	33.75	2383.4	2.3	6.47	14.6	0.7	34.95	23.1	2421.1
2017	28.3	71.2	33.83	2407.9	1.7	6.47	11.2	0.6	33.90	20.3	2439.4
REM.	13.0	919.8	33.38	30703.7	12.7	7.73	82.3	9.8	33.86	333.2	31119.2
TOTAL		**2844.7**	**34.10**	**97001.3**	**59.3**	**6.70**	**381.6**	**38.0**	**33.91**	**1288.6**	**98671.6**

	Crown Royalties			Freehold Royalties			Overriding Royalties					
Year	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Unadj. Royalty M$	Royalty Adj. M$	Adj. Royalty M$	Mineral Tax M$	Total Royalty & Taxes M$	Total Royalty & Taxes %
2003	106.3		106.3	56.6	-0.0	56.6	12.1		12.1	150.7	325.6	35.97
2004	202.0	0.0	201.9	143.9		143.9	97.5	0.0	97.4	241.5	684.8	26.52
2005	951.8		951.8	674.3	0.0	674.3	185.9		185.9	490.8	2302.8	21.16
2006	1005.6		1005.6	444.3		444.3	107.5	-0.0	107.5	587.4	2144.8	26.03
2007	747.8	0.0	747.8	293.0		293.0	87.0	-0.0	87.0	473.6	1601.3	24.15
2008	571.0		571.0	261.5	0.0	261.5	73.8		73.8	391.3	1297.7	22.20
2009	457.0	0.0	457.0	208.5	0.0	208.5	68.2		68.2	284.1	1017.7	20.17
2010	368.0		368.0	209.3		209.3	81.3	0.0	81.3	279.3	937.9	18.69
2011	303.1		303.1	197.8		197.8	57.6	-0.0	57.6	215.5	774.0	17.48
2012	260.1		260.1	172.8	-0.0	172.8	35.8	-0.0	35.8	190.4	659.2	17.59
2013	213.3		213.3	151.4		151.4	23.4		23.4	129.7	517.7	15.72
2014	184.2		184.2	150.4		150.4	14.0	-0.0	14.1	95.0	443.7	13.42
2015	144.8	-0.0	144.8	127.6	-0.0	127.6	17.6		17.6	55.6	345.6	12.49
2016	142.1		142.1	121.9		121.9	18.8	-0.0	18.8	44.9	327.7	13.53
2017	88.3		88.3	125.6		125.6	38.3		38.3	31.8	284.0	11.64
REM.	365.3		365.3	1737.7		1737.7	44.5	0.0	44.4	-127.0	2019.9	6.49
TOTAL	**6110.4**	**0.0**	**6110.4**	**5076.5**	**0.0**	**5076.5**	**963.1**	**-0.0**	**963.1**	**3534.6**	**15684.4**	**15.90**

			Capital Costs			Net Revenues After Costs		
Year	Operating Costs M$	Net Op. Income M$	Drilling & Compl M$	Equip & Facility M$	Total Capital M$	Annual M$	Cum M$	PWV @10.0% M$
2003	33.6	546.0				546.0	546.0	520.7
2004	264.8	1633.2	770.0	326.0	1096.0	537.2	1083.2	465.6
2005	1128.0	7449.9	5478.0	2269.0	7747.0	-297.0	786.2	-234.1
2006	1037.1	5057.1				5057.1	5843.3	3622.7
2007	1145.8	3883.6				3883.6	9727.0	2529.1
2008	1265.2	3282.6				3282.6	13009.6	1943.4
2009	1256.3	2772.0				2772.0	15781.7	1491.9
2010	1708.1	2372.2				2372.2	18153.9	1160.7
2011	1460.3	2194.4				2194.4	20348.3	976.1
2012	1412.4	1676.7				1676.7	22025.0	678.0
2013	1177.7	1598.1				1598.1	23623.1	587.5
2014	1608.6	1253.8				1253.8	24876.9	419.0
2015	1412.2	1009.2				1009.2	25886.1	306.6
2016	786.5	1306.9				1306.9	27193.0	360.9
2017	1105.9	1049.6				1049.6	28242.5	263.5
REM.	20809.9	8290.0				8290.1	36532.6	1018.3
TOTAL	**37612.4**	**45375.5**	**6248.0**	**2595.0**	**8843.0**	**36532.6**		**16109.9**

	Remaining Reserves		Remaining Present Worth Value - M$			
Product	Gross	Net	@10.0%	@12.0%	@15.0%	@20.0%
Crude Oil (mbbl)	2844.6	2496.2	15416.0	13635.9	11513.7	8958.2
Natural Gas (mmcf)	59.4	56.0	175.3	157.5	136.1	110.2
Natural Gas Liquids (mbbl)	38.0	34.1	518.0	463.8	399.4	321.4
Total			**16109.3**	**14257.2**	**12049.2**	**9389.7**

This prospectus constitu ... lawfully offered for sale and therein only by ... pressed an opinion about these securities an ... egistered under the United States Securities A ... tion requirements, these securities may not ... un offer to sell or a solicitation of an offer to b ... See "Plan of Distribution".

New Issue **October 7, 2003**

Harvest Energy Trust

$45,000,000

3,750,000 Trust Units

Harvest Energy Trust (the "Trust") is hereby qualifying for distribution (the "Offering") 3,750,000 trust units ("Trust Units") of the Trust at a price of $12.00 (the "Offering Price") per Trust Unit. The terms of the Offering, including the Offering Price, were determined by negotiations between Harvest Operations Corp. (the "Corporation"), on behalf of the Trust, and National Bank Financial Inc., on its own behalf and on behalf of CIBC World Markets Inc., FirstEnergy Capital Corp. and Haywood Securities Inc. (collectively, the "Underwriters").

Price: $12.00 per Trust Unit

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust [1]
Per Trust Unit	$12.00	$0.72	$11.28
Total	$45 million	$2.7 million	$42.3 million

Notes:

(1) Before deducting expenses of the Offering estimated to be $350,000, which will be paid from the Trust's available cash.

(2) The Trust has granted to the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase up to 562,500 additional Trust Units at the Offering Price, exercisable, in whole or in part, for a period of 30 days following the date of closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Trust, before deducting issue expenses, will be $51.75 million, $3.105 million and $48.645 million, respectively. This prospectus qualifies both the grant of the Over-Allotment Option and the Trust Units issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

Subject to certain assumptions, limitations and restrictions, in the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust and Blake, Cassels & Graydon LLP, counsel to the Underwriters, as of the date of this prospectus, the Trust Units will, on the date of issue, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans under the *Income Tax Act* (Canada) and will not be foreign property within the meaning of the *Income Tax Act* (Canada). See "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the qualification for distribution of the Trust Units on behalf of the Trust by Burnet, Duckworth & Palmer LLP, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

National Bank Financial Inc., one of the Underwriters, is a wholly-owned subsidiary of a Canadian chartered bank which is a lender to the Corporation and to which the Corporation is indebted. Consequently, the Trust may be considered to be a connected issuer of National Bank Financial Inc. for the purposes of securities regulations in certain provinces. In addition, National Bank Financial Inc. was retained by the Trust in connection with the New Properties Acquisition and will receive a fee from the Trust on completion of the New Properties Acquisition. See "Relationship between the Trust and a Certain Underwriter".

The issued and outstanding Trust Units are listed on the TSX under the symbol "HTE.UN". The closing price of the Trust Units on the TSX on October 6, 2003 was $12.16.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Trust Units will be available for delivery at the closing of the Offering, which is expected to take place on or about October 16, 2003 but not later than October 31, 2003. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution".

An investment in the Trust Units is highly speculative due to a number of risks, including: (i) the volatility of oil, natural gas and natural gas product prices; (ii) the Trust's ability to replace reserves by purchasing reserves or otherwise; (iii) depletion and recoverability of reserves and reserves estimates; (iv) environmental concerns; (v) debt service; (vi) changes in legislation; (vii) the nature of oil and natural gas operations; (viii) reliance on the Corporation; (ix) potential conflicts of interest; (x) investment eligibility; (xi) the nature of the Trust Unit form of security; (xii) fluctuations in interest rates; (xiii) fluctuations in the value of the Canadian dollar relative to other currencies; and (xiv) fluctuations in electrical power costs. See "Risk Factors".

PROPERTIES OF THE TRUST



TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Trust is hereby providing cautionary statements identifying important factors that could cause the Trust's actual results to differ materially from those projected in forward-looking statements made in this prospectus. Any statements that express or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always through use of words or phrases such as "will likely result", "are expected to", "will continue", "is anticipated", "estimated", "intends", "plans", "projection" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this prospectus, and particularly in the risk factors set forth herein under "Risk Factors". Because actual results or outcomes could differ materially from those expressed in any forward-looking statements of the Trust made by or on behalf of the Trust, investors should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Trust undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law including applicable securities laws. New factors emerge from time to time, and it is not possible for management of the Corporation to predict all of such factors and to assess in advance the impact of each such factor on the Trust or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SUPPLEMENTAL DISCLOSURE

Distributable cash and cash available for distribution and cash-on-cash yield are not recognized generally accepted accounting principles. Management believes that in addition to net income and net income per Trust Unit, distributable cash and cash available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that distributable cash, cash available for distribution and cash-on-cash yield should not be construed as an alternate to net income as determined by Canadian generally accepted accounting principles. **Investors are also cautioned that cash-on-cash yield represents a blend of return *of* investors' initial investment and a return *on* investors' initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

GLOSSARY OF TERMS

In this prospectus, the following terms shall have the meanings set forth below, unless otherwise indicated.

"ABCA" means the *Business Corporations Act* (Alberta), together with any or all regulations promulgated thereunder, as amended from time to time.

"Administration Agreement" means the agreement dated September 27, 2002 between the Trustee and the Corporation pursuant to which the Corporation provides certain administrative and advisory services in connection with the Trust. See "Description of the Trust" and "Information Respecting the Corporation".

"Affiliate" means, with respect to the relationship between corporations, that one of them is controlled by the other or that both of them are controlled by the same Person and for this purpose a corporation shall be deemed to be controlled by the Person who owns or effectively controls, other than by way of security only, sufficient voting shares of the corporation (whether directly through the ownership of shares of the corporation or indirectly through the ownership of shares of another corporation or otherwise) to elect the majority of its board of directors.

"ARTC" means the Alberta Royalty Tax Credit, an Alberta provincial government program under which, in certain circumstances, tax credits may be provided against royalties on oil and natural gas production payable to the Province of Alberta.

"Bridge Agreements" means, collectively, the Bridge Notes and the Equity Bridge Notes.

"Bridge Lenders" means, collectively, Caribou and the Chairman of the Corporation.

"Bridge Notes" means, collectively, the bridge notes dated September 29, 2003 between the Trust and each of the Bridge Lenders providing for advances of up to $30 million to the Trust to assist in the payout of the Prior Credit Facility and the payment of the Deferred Purchase Price Obligation as a result of the New Properties Acquisition.

"Board of Directors" or **"Harvest Board"** means the board of directors of the Corporation.

"Business Day" means a day, other than a Saturday, Sunday or statutory holiday in the Province of Alberta or any other day on which banks in Calgary, Alberta are not open for business.

"Capital Fund" means the cumulative amount of funds that the Trust retains from Cash Available For Distribution to finance future acquisitions and development of properties. See "Description of the Trust – Capital Fund".

"Caribou" means Caribou Capital Corp.

"Cash Available For Distribution" means, for any particular period, all amounts available for distribution during any applicable period by the Trust to holders of Trust Units prior to any retention by the Trust for the Capital Fund. See "Description of the Trust – Cash Available For Distribution".

"COGPE" means Canadian oil and gas property expense, as defined in the Tax Act.

"Corporation" means Harvest Operations Corp., a wholly-owned subsidiary of the Trust, and its wholly-owned subsidiaries.

"Deferred Purchase Price Obligation" means, collectively, the ongoing obligation of the Trust to pay to the Operating Subsidiaries, to the extent of the Trust's available funds, an amount equal to 99% of the cost of, including any amount borrowed to acquire, any Canadian resource property acquired by an Operating Subsidiary, and the cost of, including any amount borrowed to fund, certain designated capital expenditures in relation to the Properties.

"Direct Royalties" means royalty interests in petroleum and natural gas rights acquired by the Trust from time to time pursuant to a Direct Royalties Sale Agreement.

"Direct Royalties Sale Agreement" means any purchase and sale agreement between the Trust and an Operating Subsidiary providing for the purchase by the Trust from an Operating Subsidiary of Direct Royalties.

"Distributable Cash" means, for any particular period, the Cash Available For Distribution less any amounts retained by the Trust for the Capital Fund.

"DRIP Plan" means the Trust's Distribution Reinvestment and Optional Unit Purchase Plan.

"Equity Bridge Notes" means, collectively, the equity bridge notes dated July 28, 2003 and amended September 29, 2003 between the Trust and each of the Bridge Lenders providing for advances of up to $40 million to the Trust to assist in the payout of the Prior Credit Facility and the payment of the Deferred Purchase Price Obligation as a result of the New Properties Acquisition.

"Established Reserves" means the sum of 100% of Proved Reserves and 50% of the Probable Reserves.

"Existing Properties" means Properties as of the date of this prospectus.

"Existing Properties Vendors" means, collectively, the vendors from whom the Operating Subsidiaries acquired the Existing Properties.

"farmout" means an agreement whereby a third party agrees to pay for all or a portion of the drilling of a well on one or more of the Properties in order to earn an interest therein, with an Operating Subsidiary retaining a residual interest in such Properties.

"Gross Reserves" means, collectively, the Operating Subsidiaries' interest, or the interest to be acquired by the Operating Subsidiaries, in reserves before the deduction of royalties.

"Harvest Sask" means Harvest Sask Energy Trust, a trust established under the laws of the Province of Alberta, wholly owned by the Trust.

"Initial Public Offering" means the initial public offering of 3,750,000 Trust Units at a price of $8.00 per Trust Unit completed on December 5, 2002, resulting in gross proceeds of $30,000,000, and includes the over-allotment option granted in favour of and exercised by the underwriters to acquire an additional 562,500 Trust Units at a price of $8.00 per Trust Unit, resulting in gross proceeds of $4,500,000.

"Management Group" means those directors and officers of the Corporation and their family members, close friends and business associates who owned the Management Group Debentures. See "Capitalization of the Trust" and "Interests of Management and Others in Material Transactions".

"Management Group Debentures" means debentures of 990148 Alberta Ltd. previously held by the Management Group. See "Capitalization of the Trust" and "Interests of Management and Others in Material Transactions".

"McDaniel" means McDaniel & Associates Consultants Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta.

"McDaniel Report – Existing Properties" means, collectively, the independent engineering evaluations dated August 5, 2003 of the reserves associated with the Existing Properties and the Direct Royalties as at January 1, 2003 conducted by McDaniel on behalf of the Corporation, based on constant and May 1, 2003 escalating price and cost assumptions.

"McDaniel Report – New Properties" means the independent engineering evaluation dated September 30, 2003 of the reserves associated with the New Properties as at January 1, 2003 conducted by McDaniel on behalf of the Corporation, based on constant and May 1, 2003 escalating price and cost assumptions.

"New Bank Facility" means the credit facility to be provided by the New Lender as more fully described under "Information Respecting the Corporation – Borrowing by the Corporation".

"New Interim Bank Facility" means the interim credit facility provided by the New Interim Lender as more fully described under "Information Respecting the Corporation – Borrowing by the Corporation".

"New Interim Lender" means the Canadian chartered bank providing the New Interim Bank Facility.

"New Lender" means a syndicate of lenders comprised of two Canadian chartered banks and Alberta Treasury Branches.

"New Properties" means various working, royalty, proprietary 3D seismic and other interests to be acquired pursuant to the New Properties Acquisition as described under "Acquisition of New Properties".

"New Properties Acquisition" means the acquisition of the New Properties to be acquired by the Corporation pursuant to the New Properties Acquisition Agreement.

"New Properties Acquisition Agreement" means the agreement of purchase and sale between the New Properties Vendor and the Corporation dated effective October 1, 2003 for the purchase of the New Properties.

"New Properties Vendor" means a senior oil and natural gas partnership.

"Notes" means, collectively, the promissory notes issuable by the Corporation in series pursuant to a note indenture to be redeemed in consideration for a portion of the NPI, having a fair market value equal to such principal amount, and being subject to the following terms and conditions:

(a) being unsecured and bearing interest at 6% per annum payable monthly in arrears on the 20th day of the next following month;

(b) being subordinate to all senior indebtedness which includes all indebtedness for borrowed money or owing in respect of property purchases on any default in payment of any such senior indebtedness, and to all trade debt of the Corporation or any subsidiary of the Corporation or the Trust on any creditor proceedings such as bankruptcy, liquidation or insolvency;

(c) being subject to earlier prepayment, being due and payable on the 15th anniversary of the date of issuance;

(d) being an aggregate principal amount not to exceed $500 million, and

(e) being subject to such other standard terms and conditions as would be included in a note indenture for promissory notes of this kind, as may be approved by the Harvest Board.

"NPI" means, collectively, the net profit interest owing by the Operating Subsidiaries to the Trust pursuant to the NPI Agreements.

"NPI Agreements" means, collectively, the amended and restated net profit interest agreement dated September 27, 2002 between the Corporation and the Trust and the royalty agreement dated effective January 17, 2003 between WEI and BNY Trust Company of Canada, in its capacity as trustee of WestCastle Energy Trust and **"NPI Agreement"** means any one of these agreements, as applicable.

"NYMEX" means the New York Mercantile Exchange.

"Offering" means the offering of Trust Units pursuant to this Prospectus.

"Offering Price" means a price of $12.00 per Trust Unit for the Trust Units offered pursuant to this prospectus.

"Operating Subsidiaries" means, collectively, the Corporation and WEI, each a wholly-owned subsidiary of the Trust, and **"Operating Subsidiary"** means either of the Corporation or WEI, as applicable.

"Ordinary Resolution" means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the meeting.

"Over-Allotment Option" means the over-allotment option granted by the Trust to the Underwriters to purchase up to 562,500 additional Trust Units at the Offering Price exercisable, in whole or in part, for a period of 30 days following the date of closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes.

"**Permitted Investments**" means:

(a) loan advances to the Corporation;

(b) interest bearing accounts of certain financial institutions including Canadian chartered banks and the Trustee;

(c) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

(d) term deposits, guaranteed investment certificates of deposit or bankers' acceptances of or guaranteed or accepted by any Canadian chartered bank or other financial institution (including the Trustee and any Affiliate of the Trustee) the short term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation or Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited;

(e) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited; and

(f) investments in bodies corporate, partnerships or trusts engaged in the oil and natural gas business;

provided that an investment is not a Permitted Investment if it:

(g) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by Regulation 5000(1) of the Regulations to the Tax Act;

(h) is a "small business security" as that term is used in Part L1 of the Regulations to the Tax Act; or

(i) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

"Person" includes an individual, a body corporate, a trust, a union, a pension fund, a government and a governmental agency.

"Prior Bank Facility" means the credit facility provided by the Prior Lender to the Corporation which was repaid in full on September 30, 2003.

"Prior Lender" means a syndicate of lenders with a U.S. bank as a lender and as administrative agent for all of the lenders.

"Pro Rata Share" means, of any particular amount in respect of a Unitholder at any time, the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time.

"Production" means the produced petroleum, natural gas and natural gas liquids attributed to the Properties.

"Properties" means the working, royalty or other interests of the Operating Subsidiaries in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by any of the Operating Subsidiaries from time to time.

"Property Interests" means petroleum and natural gas rights and related tangibles and miscellaneous interests beneficially owned by the Operating Subsidiaries.

"Proved Reserves", **"Probable Reserves"**, **"Producing Reserves"**, **"Non-Producing Reserves"**, **"Net Reserves"**, **"Undeveloped Reserves"** and **"Total Proved Reserves"** have the meanings given to those terms under "Oil and Gas Reserves of the Existing Properties and the Direct Royalties" and "Acquisition of New Properties – Oil and Gas Reserves", as the case may be.

"Record Date" means December 31 of each year hereafter and the last day of each calendar month or such other date as may be determined from time to time by the Trustee upon the recommendation of the Board of Directors.

"Reserve Fund" means the cumulative amount of production and other revenues entitled to be retained by the Operating Subsidiaries pursuant to the NPI Agreements to provide for payment of production costs which the Operating Subsidiaries estimate will or may become payable in the following six months for which there may not be sufficient production revenues to satisfy such production costs in a timely manner. See "Description of the Trust – The NPI and Direct Royalties – Reserve Fund".

"Reserve Life Index" or **"RLI"** means the amount obtained by dividing the quantity of Established Reserves by the annualized 2003 production of petroleum, natural gas and natural gas liquids from those reserves as projected in the McDaniel Report – Existing Properties or the McDaniel Report – New Properties, as applicable.

"Reserve Value" means, for any petroleum and natural gas property at any time, the present worth of all of the estimated pre-tax cash flow net of capital expenditures from the Established Reserves shown in the McDaniel Report – Existing Properties or the McDaniel Report – New Properties to such property, discounted at 10% and using escalating price and cost assumptions (a common benchmark in the oil and natural gas industry).

"Seaton Jordan Report – Existing Properties" means the independent valuation dated July 24, 2003 of the Undeveloped Lands associated with the Existing Properties effective July 1, 2003.

"Seaton Jordan Report – New Properties" means the independent valuation dated October 1, 2003 of the Undeveloped Lands associated with the New Properties effective July 1, 2003.

"Seaton Jordan" means Seaton-Jordan & Associates Ltd., independent land evaluators of Calgary, Alberta.

"Special Resolution" means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 10% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

"Special Warrants" means the special trust unit purchase warrants sold to a syndicate of underwriters on February 4, 2003, which warrants were exchanged for Trust Units upon their deemed exercise on March 7, 2003.

"Subsequent Investments" means any of the investments that the Trust may make pursuant to the Trust Indenture, which includes:

(a) making payments to the Corporation pursuant to the Deferred Purchase Price Obligations under the NPI Agreement;

(b) acquiring or investing in securities of the Corporation and in the securities of any other entity and borrowing funds or obtaining credit for that purpose; and

(c) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto, provided that such investments will not be a Subsequent Investment if it:

(d) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by Regulation 5000(1) of the Regulations to the Tax Act;

(e) is a "small business security" as that term is used in Part L1 of the Regulations to the Tax Act; or

(f) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

"Tax Act" means the *Income Tax Act* (Canada) and the regulations thereunder.

"Trust" or **"Harvest"** means Harvest Energy Trust.

"Trust Fund" at any time, shall mean any of the following monies, properties and assets that are at such time held by the Trustee on behalf of the Trust for the purposes of the Trust under the Trust Indenture:

(a) the amount paid to settle the Trust;

(b) all funds realized from the issuance of Trust Units;

(c) any Permitted Investments in which funds may from time to time be invested;

(d) all rights in respect of and income generated under the NPI Agreement with the Corporation, including the applicable NPI;

(e) all rights in respect of and income generated under a Direct Royalties Sale Agreement;

(f) any Subsequent Investment;

(g) any proceeds of disposition of any of the foregoing property including, without limitation, the Direct Royalties; and

(h) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition.

"Trust Indenture" means the amended and restated trust indenture dated September 27, 2002 between the Trustee and the Corporation as such indenture may be further amended by supplemental indentures from time to time.

"Trust Unit" means a trust unit of the Trust created, issued and certified under the Trust Indenture and outstanding and entitled to the benefits thereof.

"Trustee" means Valiant Trust Company, or its successor as trustee of the Trust.

"TSX" means the Toronto Stock Exchange.

"Undeveloped Lands" means those lands included in the Existing Properties or the New Properties which have not shown definite Proved Reserve or Probable Reserve potential as a result of regional development and/or exploration activities as of the effective date of the McDaniel Report – Existing Properties or the McDaniel Report – New Properties, respectively.

"Underwriters" means, collectively, National Bank Financial Inc., CIBC World Markets Inc., FirstEnergy Capital Corp. and Haywood Securities Inc.

"Underwriting Agreement" means the underwriting agreement entered into between the Trust and the Underwriters dated as of October 7, 2003, with respect to the sale of the Trust Units.

"Unitholders" means the holders from time to time of one or more Trust Units.

"Unit Incentive Plan" means the Trust's unit incentive plan described under "Trust Unit Incentive Plan".

"U.S. Securities Act" means the *United States Securities Act of 1933*, as amended.

"WEI" means Westcastle Energy Inc., a wholly-owned subsidiary of the Trust.

"Working Interest" or **"WI"** means an undivided interest held by a party in an oil and/or natural gas or mineral lease granted by a Crown or freehold mineral owner, which interest gives the holder the right to "work" the property (lease) to explore for, develop, produce and market the lease substances but does not include, among other things, a royalty, overriding royalty, gross overriding royalty, net profits interest or other interest that entitles the holder thereof to a share of production or proceeds of sale of production without a corresponding right or obligation to "work" the property.

ABBREVIATIONS

Oil and Natural Gas Liquids		**Natural Gas**	
Bbl	Barrel	Mcf	thousand cubic feet
Bbls	Barrels	Mmcf	million cubic feet
Mbbls	thousand barrels	Bcf	billion cubic feet
Bbls/d	barrels per day	Mcf/d	thousand cubic feet per day
Mmbbls	million barrels	Mmcf/d	million cubic feet per day
NGLs	natural gas liquids	MMBTU	million British Thermal Units

Other

AECO	EnCana Corporation's natural gas storage facility located at Suffield, Alberta.
BOE	means barrel of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one Bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
BOE/d	barrels of oil equivalent per day.
MBOE	means thousand barrels of oil equivalent.
MMBOE	means million barrels of oil equivalent.
OOIP	means original oil in place.
WTI	means West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
MW	megawatts of electrical power.
3D	three dimensional.
Darcies	means the measure of permeability (being the ease with which a single fluid will flow through connected pore space when a pressure gradient is applied).
porosity	means the measure of the fraction of pore space of a reservoir.

CONVERSIONS

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

ALL DOLLAR AMOUNTS SET FORTH IN THIS PROSPECTUS ARE IN CANADIAN DOLLARS, EXCEPT WHERE OTHERWISE INDICATED.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. For an explanation of certain terms and abbreviations used in this prospectus, reference is made to the "Glossary of Terms", "Abbreviations" and "Conversions".

The Offering

The Trust: The Trust is a publicly traded oil and natural gas energy trust engaged, through its wholly-owned subsidiaries, in the exploration for, and the acquisition, development and production of oil and natural gas reserves. See "Description of the Trust" and "Information Respecting the Corporation".

The Offering: 3,750,000 Trust Units.

Offering Price: $12.00 per Trust Unit.

Over-Allotment Option: The Trust has granted to the Underwriters the Over-Allotment Option to purchase up to 562,500 additional Trust Units at the Offering Price, exercisable, in whole or in part, for a period of 30 days following the date of closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes.

Use of Proceeds: The net proceeds to the Trust from the sale of the Trust Units hereunder are estimated to be $41.950 million ($48.295 million if the Over-Allotment Option is exercised in full) after deducting the fees of $2.700 million ($3.105 million if the Over-Allotment Option is exercised in full) payable to the Underwriters and the estimated expenses of the Offering of $350,000. All of the net proceeds to the Trust will be used to fund the acquisition of the New Properties. See "Acquisition of New Properties" and "Use of Proceeds".

Closing: It is expected that closing of the Offering will be held on or about October 16, 2003. **Closing of the Offering will occur only if the New Properties Acquisition is completed.** See "Acquisition of New Properties".

Eligibility to Receive Distributions: Unitholders of record on a Record Date will be entitled to receive monthly cash distributions of the Distributable Cash which will become payable on the 15th day following the Record Date, and if such date of payment is not a Business Day on the next Business Day after the 15th day following the Record Date. See "Record of Cash Distributions".

Attributes of Trust Units An unlimited number of Trust Units may be issued pursuant to the Trust Indenture. The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in Distributable Cash paid to Unitholders and all Trust Units carry equal voting rights at meetings of Unitholders. No Unitholder is liable to pay any further calls or assessments in respect of the Trust Units. No conversion, retraction, redemption or pre-emptive rights attach to the Trust Units, other than the redemption rights described under "Trust Indenture – Redemption Right". Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment. See "Trust Indenture" and "Risk Factors".

Listing of Trust Units The outstanding Trust Units are listed on the TSX under the trading symbol "HTE.UN".

Eligibility for Investment At the date of closing, the Trust Units distributed pursuant to this prospectus will, subject to certain assumptions, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plan and will not be foreign property within the meaning of the Tax Act. See "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

Acquisition of New Properties

On October 1, 2003, the Trust entered into the New Properties Acquisition Agreement with the New Properties Vendor to acquire the New Properties effective October 1, 2003 for total consideration of approximately $80 million, prior to adjustments and transaction costs. Closing of the New Properties Acquisition is expected to occur on or about October 16, 2003.

Immediately following the completion of the New Properties Acquisition, the Trust intends to complete an internal reorganization pursuant to which substantially all of the New Properties will be conveyed to Harvest Sask, a trust which is wholly-owned by the Trust.

The acquisition of the New Properties will be financed through the net proceeds of the Offering of approximately $41.950 million ($48.295 million if the Over-Allotment Option is exercised in full) and through advances under the New Bank Facility as to approximately $39.150 million ($32.805 million if the Over-Allotment Option is exercised in full). If the closing of the Offering occurs after completion of the New Properties Acquisition, the acquisition of the New Properties will be financed through advances under the New Bank Facility and the Bridge Agreements. ***The closing of the Offering will occur only if the New Properties Acquisition is completed.***

The New Properties are located in South East Saskatchewan near the town of Carlyle. The majority of the production is situated between Township 7 Range 32 W1M to Township 13 Range 13 W2M. For the month of September 2003, the New Properties produced approximately 5,200 BOE/d of light (28° to 34° API) oil concentrated in the Mississippian-aged Tilson subcrop play trend. As evaluated in the McDaniel Report – New Properties, the New Properties contain 16.85 MMBOE of Established Reserves, with an RLI of 8.3 years based on 2003 annual production. The recovery mechanism is bottom water drive supported by an active aquifer affording an efficient recovery of reserves, making operating characteristics of the New Properties similar to those of the Existing Properties. The Trust will acquire an average 98% Working Interest in the New Properties and expects to assume operatorship of over 98% of the total production. All the production is concentrated geographically which promotes ease of access and operating synergies. To support ongoing growth of the properties, management has identified upside value associated with development drilling, the undeveloped land holdings and the proprietary seismic database, which are part of the assets associated with the New Properties.

Selected Pro Forma Information

The following pro forma information reflects combined information related to the Existing Properties and the New Properties. All references in this section to the "Corporation" refers to all of the Operating Subsidiaries unless otherwise indicated or the context otherwise requires. See also "Description of the Existing Properties", "Acquisition of New Properties", "Schedule of Revenue and Expenses for the Initial Properties Acquired from Devon Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Six Months Ended June 30, 2002 and 2001", "Schedule of Revenue and Expenses for the Additional Properties Acquired from Anadarko Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Nine Months Ended September 30, 2002 and 2001", "Schedule of Revenue and Expenses for the New Properties – Years Ended December 31, 2002, 2001 and 2000 and Six Months Ended June 30, 2003 and 2002", "Consolidated Financial Statements of Harvest Energy Trust – June 30, 2003", "Consolidated Financial Statements of Harvest Energy Trust – December 31, 2002" and "Pro Forma Consolidated Financial Statements of Harvest Energy Trust as at June 30, 2003 and for the Six Months Ended June 30, 2003 and the Year Ended December 31, 2002" included in this prospectus for a description of each group

of properties and their related reserve information, production information and direct revenue and operating expenses.

Pro Forma Description of Properties

The Existing Properties are located in East Central Alberta near Provost and include interests in the following major oilfields: Hayter, Thompson Lake, David North, West Provost, Bellshill Lake and Metiskow. The New Properties are located in South East Saskatchewan near Carlyle and include the following major oilfields: Hazelwood, Whitebear, Parkman East, Wauchope/Lightning, Corning/Flinton and Moose Valley. See "Description of the Existing Properties – Existing Principal Properties" and "Acquisition of New Properties – Principal Properties".

The Corporation has approximately an average 99% Working Interest in the Existing Properties and will acquire approximately an average 98% Working Interest in the New Properties. The Existing Properties are primarily operated by the Corporation and the Corporation expects to operate almost all of the New Properties following completion of the New Properties Acquisition.

Established Reserves (according to the McDaniel Report – Existing Properties and the McDaniel Report – New Properties using escalating price and cost assumptions), before deduction of royalties, for the Existing Properties and the New Properties are comprised of 16,568 Mbbls of light crude oil, 7,616 Mbbls of medium gravity crude oil, 8,870 Mbbls of heavy gravity crude oil, 273 Mbbls of natural gas liquids and 2,531 Mmcf of natural gas.

Associated with the Existing Properties are 17,745 net acres of Undeveloped Land, 757 net producing oil wells, 3.3 net producing natural gas wells, 290 net shut-in oil wells and 1.4 net shut-in natural gas wells and with the New Properties are 30,710 net acres of Undeveloped Land, 398 net producing oil wells, no net producing natural gas wells, 164 net shut-in oil wells, no net shut-in natural gas wells. In addition, the Corporation will acquire a 5% non-convertible gross overriding royalty, which is not subject to deductions, on over 200,000 net acres of undeveloped land adjacent to the area where the New Properties are situated.

This portfolio of Existing Properties and New Properties has the following characteristics:

(a) **Significant Reserve Accumulations:** The majority of the Existing Properties and New Properties share the similar attribute of possessing large accumulations of oil reserves. In total, management estimates these properties originally contained approximately 1,000 MMBOE OOIP. Management believes that exposure to large OOIP enables it to pursue expanded reserve recovery programs which could have a meaningful impact on extending the reserve life of the Properties and the profitability of the Operating Subsidiaries.

(b) **Reservoir Energy Through Active Water Drive:** The majority of the Existing Properties and New Properties share a reservoir attribute of having a natural bottom water drive derived from an underlying acquifier. It is management's view that this natural water flood provides ongoing reservoir sweep, and if managed properly, can increase ultimate reserve recovery.

(c) **Predictable Production Performance:** The production from the Existing Properties and the New Properties is derived from approximately 1,137 wells, which in aggregate have demonstrated a stable and predictable production history.

(d) **Operated:** The Corporation, as operator of the Existing Properties and the New Properties, will be able to exercise management and operating control to enhance the value of the Existing Properties and the New Properties for the benefit of the Trust.

(e) **Concentrated:** The Existing Properties and the New Properties are concentrated in relatively small areas in East Central Alberta and South East Saskatchewan. Management believes this will enable the Corporation to gain benefits from economies of scale in managing the Existing Properties and the New Properties and will also enable the Corporation to effectively enhance the value of the Existing Properties and the New Properties by applying experience gained from one property to the balance of the Existing Properties and the New Properties.

(f) **Development Potential:** Although the Existing Properties and the New Properties have been subject to extensive drilling and development programs, management believes that there are opportunities to improve the production and to further develop the reserves associated with the Existing Properties and the New Properties. See "Selected Pro Forma Information – Pro Forma Reserve Information" and "Acquisition of New Properties – Pro Forma Incremental Exploitation and Development Potential".

Pro Forma Reserve Information

McDaniel has prepared the McDaniel Report – Existing Properties and the McDaniel Report – New Properties, evaluating as at January 1, 2003 the crude oil, natural gas and natural gas liquids reserves attributable to the Existing Properties, the Direct Royalties and the New Properties. The reserves shown in this section are the combined reserves as shown in the McDaniel Report – Existing Properties and the McDaniel Report – New Properties. **The McDaniel Report – Existing Properties and the McDaniel Report – New Properties evaluate the crude oil, natural gas and natural gas liquids reserves attributable to the Existing Properties, the Direct Royalties and the New Properties prior to provision for income taxes, interest and debt service costs, general and administrative expenses, facility site restoration, well abandonment, well site restoration costs and salvage recovery, but after providing for estimated royalties, operating costs and future capital expenditures. The probable reserves and the present worth value of such reserves as set forth in the tables below have been reduced by 50% to reflect the degree of risk associated with recovery of such reserves. It should not be assumed that the discounted future net cash flows estimated by McDaniel represent the fair market value of these reserves.** Additional assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

Pro Forma Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows Escalating Cost and Price Case (1)

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) (2) Discounted at			
	Gross (2)	Net (2)	Gross (2)	Net (2)	0%	10%	15%	20%
Proved Reserves(2)								
Producing Reserves(2)	28,436	25,338	1,913	1,612	297,076	228,796	208,046	191,762
Non-Producing Reserves(2)	355	332	336	259	5,580	4,285	3,815	3,426
Proved Undeveloped(2)	2,286	1,919	95	78	22,383	15,274	12,844	10,894
Total Proved Reserves(2)	31,077	27,589	2,344	1,949	325,038	248,355	224,704	206,082
Risked Probable Reserves(2)	2,249	1,963	187	155	23,596	14,001	11,335	9,397
Established Reserves(2)	33,326	29,552	2,531	2,104	348,635	262,356	236,039	215,479

Notes:

(1) Columns may not add due to rounding.

(2) See Notes (1) through (12) to the table included in "Oil and Gas Reserves of the Existing Properties and the Direct Royalties" and Notes (1) through (13) to the table included in "Acquisition of New Properties – Oil and Gas Reserves".

Pro Forma Petroleum and Natural Gas
Reserves and Pre-Tax Net Cash Flows
Constant Cost and Price Case [1]

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) [1][2] Discounted at			
	Gross [2]	Net [2]	Gross [2]	Net [2]	0%	10%	15%	20%
Proved Reserves[2]								
Producing Reserves[2]	30,322	27,030	2,032	1,729	391,921	274,927	243,714	220,279
Non-Producing Reserves[2]	359	334	336	259	6,766	5,152	4,570	4,091
Proved Undeveloped[2]	2,327	1,956	95	78	27,374	18,617	15,688	13,356
Total Proved Reserves[2]	33,008	29,320	2,463	2,066	426,061	298,696	263,971	237,726
Risked Probable Reserves[2]	2,514	2,205	184	152	33,515	18,150	14,466	11,864
Established Reserves[2]	35,522	31,525	2,647	2,218	459,576	316,846	278,437	249,590

Notes:

(1) Columns may not add due to rounding.

(2) See Notes (1) through (12) to the table included in "Oil and Gas Reserves of the Existing Properties and the Direct Royalties" and Notes (1) through (13) to the table included in "Acquisition of New Properties – Oil and Gas Reserves".

Estimated Pre-Tax Net Cash Flows – Established Reserves of Pro Forma Properties
Escalating Cost and Price Case [1]
(Dollar amounts in thousands)

Year	Annual Production (MBOE)	Company Interest Revenue	Royalty Burdens [2]	Operating Expenses	Other Income	Net Operating Income	Net Capital Investment	Net Cash Flow [3][4]
2003	5,986	184,557	30,111	52,529	60	101,977	8,155	93,822
2004	5,328	146,401	22,537	51,854	54	72,065	6,710	65,354
2005	4,536	125,055	18,645	49,301	48	57,157	5,221	51,937
2006	3,732	97,184	13,632	47,574	43	36,022	–	36,022
2007	3,055	80,929	10,717	44,736	39	25,515	–	25,515
2008	2,421	66,370	8,402	39,611	35	18,392	–	18,392
2009	1,716	49,020	5,893	30,978	32	12,182	–	12,182
2010	1,085	32,610	3,921	20,189	–	8,500	–	8,499
2011	839	26,188	2,970	16,871	–	6,347	–	6,347
2012	689	22,016	2,455	14,403	–	5,158	–	5,158
2013	588	19,321	2,128	12,804	–	4,390	–	4,390
2014	510	17,026	1,673	11,911	–	3,442	–	3,442
2015	456	15,485	1,467	11,220	–	2,799	–	2,799
2016	399	13,739	1,252	10,129	–	2,358	–	2,358
2017	365	12,856	1,122	9,757	–	1,977	–	1,977
Remainder	2,043	79,490	7,539	61,509	–	10,442	–	10,442
Total	33,747	988,245	134,462	485,374	311	368,723	20,085	348,636

Notes:

(1) Numbers may not agree with the McDaniel Report – Existing Properties and the McDaniel Report – New Properties and columns may not add, in both cases due to rounding.

(2) Includes mineral taxes.

(3) Undiscounted.

(4) Net cash flow before income taxes, interest, general and administrative expenses and estimated site restoration and abandonment costs.

Selected Pro Forma Production Information

The sales volumes of crude oil, natural gas and natural gas liquids attributable to the Existing Properties and the New Properties, before deduction of royalties, for the periods indicated are summarized below.

	2003[1][4]		Year Ended December 31,[1][2][3][4]		
	Second Quarter	First Quarter[2][3]	2002	2001	2000
Crude Oil (Bbls/d)	14,850	14,010	15,623	14,836	12,826
Natural Gas (Mcf/d)	1,391	1,247	1,694	1,303	640
Natural Gas Liquids (Bbls/d)	95	63	5	–	–
Total (BOE/d 6:1)	15,177	14,281	15,910	15,053	12,933

Notes:

(1) In respect of the Existing Properties, based on information provided to the Corporation by the Existing Properties Vendors for the periods where the applicable Existing Properties were not held by the Operating Subsidiaries and the Corporation's records for all other purposes.

(2) In respect of the New Properties, based on information provided to the Corporation by the prior owners of the New Properties.

(3) Does not include production from the Killarney, Amisk and Czar properties.

(4) See also "Other Information About the Existing Properties – Production History" and "Acquisition of New Properties – Production History".

Pro Forma Direct Revenue and Operating Expenses

The following table sets forth revenue and operating expenses directly attributable to the Existing Properties and the New Properties for the periods indicated.

	2003[1]		Year Ended December 31, [1][3]		
	Second Quarter	First Quarter[3]	2002	2001	2000
	($000's) (unaudited)	($000's) (unaudited)	($000's)	($000's)	($000's)
Revenue:					
Petroleum and natural gas sales [1][2]	33,588	30,701	153,285	144,231	191,220
Operating expenses	12,944	13,152	51,325	47,031	43,336
Operating Income	20,644	17,549	101,960	97,200	147,884

Notes:

(1) See "Schedule of Revenue and Expenses for the Initial Properties Acquired from Devon Canada Corporation – Years ended December 31, 2001, 2000 and 1999 and Six Months ended June 30, 2002 and 2001", "Schedule of Revenue and Expenses for the Additional Properties Acquired from Anadarko Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Nine Months Ended September 30, 2002 and 2001", "Schedule of Revenue and Expenses for the New Properties – Years Ended December 31, 2002, 2001 and 2000 and Six Months Ended June 30, 2003 and 2002", "Consolidated Financial Statements of Harvest Energy Trust – June 30, 2003", "Consolidated Financial Statements of Harvest Energy Trust – December 31, 2002" and "Pro Forma Consolidated Financial Statements of Harvest Energy Trust as at June 30, 2003 and for the Six Months Ended June 30, 2003 and the Year Ended December 31, 2002" included in this prospectus. See also "Other Information about the Existing Properties – Direct Revenue and Operating Expenses" and "Acquisition of New Properties – Netback History".

(2) Including royalties.

(3) Does not include revenue and expenses from the Killarney, Amisk and Czar properties.

Description of the Trust

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta. The Trust is not managed by a third party manager. Instead, the Trust is managed by the Corporation, its wholly-owned subsidiary, pursuant to the Trust Indenture and the Administration Agreement.

The Trust was established for the purposes of:

(a) acquiring the NPI and similar interests from the Corporation and acquiring Direct Royalties;

(b) making payments to the Corporation, to the extent of the Trust's available funds, for 99% of the Corporation's cost of, including any amount borrowed to acquire, any Canadian resource property acquired by the Corporation, and the cost of, including any amount borrowed to fund, certain designated capital expenditures in relation to the Properties;

(c) acquiring or investing in securities of the Corporation and in the securities of any other entity including, without limitation, bodies corporate, partnerships or trusts that are Permitted Investments, and borrowing funds or otherwise obtaining credit for that purpose;

(d) disposing of any part of the Trust Fund, including, without limitation, any securities of the Corporation;

(e) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Unit, and making distributions to Unitholders; and

(f) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

See "Description of the Trust – Cash Available For Distribution" and "Description of the Trust – Distributable Cash".

The structure of the Trust and the flow of cash from the Properties to the Operating Subsidiaries, from the Operating Subsidiaries to the Trust and from the Trust to Unitholders are set forth below:


Unitholders
Equity Bridge Notes
Bridge Notes
Distributable Cash
Harvest Energy Trust
Capital Fund Contribution
Capital Fund (5)
NPI income (4)
Direct Royalties (3)
Banking Facilities
Debt Service
Credit Advances
Operating Subsidiaries (1)
Net Revenue from the Sale of 99% of Production
Reclamation Fund
Reserve Fund
Properties (2)

Notes:

(1) Although the Trust receives NPI income from each of the Operating Subsidiaries, all operations and management of the Trust are conducted through the Corporation.

(2) The Operating Subsidiaries own the Properties.

(3) In addition to the NPI, the Trust holds various Direct Royalties.

(4) The Trust receives regular monthly payments in accordance with the NPI Agreements. See "Description of the Trust – The NPI and Direct Royalties".

(5) The Trust may retain up to 50% of the Cash Available For Distribution in its Capital Fund to finance future acquisitions and development of the Properties.

Immediately following the completion of the New Properties Acquisition, the Trust intends to complete an internal reorganization pursuant to which substantially all of the New Properties will be conveyed to Harvest Sask, a trust which is wholly-owned by the Trust.

The Corporation

The Corporation was incorporated on May 14, 2002 to carry on oil and natural gas acquisition, development and production activities. The Board of Directors then reviewed its strategic alternatives and based on such review determined that the formation of an energy royalty trust was the optimal structure. On July 10, 2002, the Trust was formed pursuant to the Trust Indenture. On the same date, the Corporation and the Trust entered into an NPI Agreement. See "Harvest Energy Trust – General Development of the Business".

The Corporation currently has a board of directors consisting of 5 individuals. Subject to the ability of the directors of the Corporation to appoint additional directors between meetings and to fill vacancies, pursuant to the Trust Indenture, Unitholders are entitled to elect all of the directors. See "Description of the Trust – Board of Directors" and "Information Respecting the Corporation".

Pursuant to the Trust Indenture and the Administration Agreement, the Corporation manages and administers the Trust and is responsible for the oil and natural gas technical, investment, engineering, geological, land management, financial and administrative services and commodity marketing services relating to the Properties and the Trust. Although the Trust receives income from the NPI from each of the Operating Subsidiaries, all operations and management of the Trust are conducted through the Corporation. Each of the directors and senior management of the Corporation have been involved in the oil and natural gas industry for, on average, in excess of 18 years. The Corporation has a staff made up of 23 head office employees and consultants and 41 field employees and consultants dedicated to the Existing Properties, with key personnel having extensive experience in all technical, operating and financial aspects of the oil and natural gas industry including:

- organizing, operating, managing, developing and optimizing petroleum and natural gas properties;
- evaluating, acquiring and disposing of petroleum and natural gas properties; and
- marketing petroleum, natural gas and natural gas liquids.

The Corporation has added 31 additional employees and contractors to coordinate the field operations of the New Properties.

Activities undertaken by the management of the Corporation on behalf of the Trust are intended to be directed towards:

- optimizing consistent levels of Cash Available For Distribution and ultimately, the Distributable Cash paid to Unitholders;
- capturing the maximum cash flow, production and reserve recovery from the Properties; and
- striving for long-term growth in the value of the Properties and consequently the value of the NPI and the Direct Royalties held by the Trust by improving recovery levels from existing Properties and acquiring additional Properties.

These objectives are considered by the management of the Corporation as fundamental to the successful operation of the Trust and are and will continue to be pursued on a balanced basis to enhance benefits to the Unitholders.

Risk Factors

An investment in the Trust Units is highly speculative due to a number of risks, including: (i) the volatility of oil, natural gas and natural gas product prices; (ii) the Trust's ability to replace reserves by purchasing reserves or otherwise; (iii) depletion and recoverability of reserves and reserves estimates; (iv) environmental concerns; (v) debt service; (vi) changes in legislation; (vii) the nature of oil and natural gas operations; (viii) reliance on the Corporation; (ix) potential conflicts of interest; (x) investment eligibility; (xi) the nature of the Trust Unit form of security; (xii) fluctuations in interest rates; (xiii) fluctuations in the value of the Canadian dollar relative to other currencies; and (xiii) fluctuations in electrical power costs.

The actual amount of Cash Available For Distribution and ultimately, the Distributable Cash paid to Unitholders, will depend on, among other things, the quantity and quality of crude oil, natural gas and natural gas liquids produced, prices received for such production, operating costs, transportation and processing costs, general and administrative costs, debt service charges and abandonment, restoration and reclamation expenditures incurred in respect of the Properties and amounts retained in the Reserve Fund. The Trust retains up to 50% of the Cash Available For Distribution in the Capital Fund to finance acquisitions and development of the properties, which will impact Distributable Cash. Management of the Corporation believes this will assist in maintaining distributions for a longer period than would otherwise be the case than if all Cash Available For Distribution were immediately distributed to the Unitholders. See "Description of the Trust – Cash Available For Distribution", "Description of the Trust – Distributable Cash" and "Risk Factors".

The Trust Indenture provides that Unitholders are not liable for or in respect of the obligations of the Trust and that any contracts entered into on behalf of the Trust are not to be personally binding on the Trustee, the Corporation or any Unitholder and any liability is limited to and satisfied only out of the assets of the Trust. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent that a shareholder is protected from the liabilities of a corporation. See "Trust Indenture – Unitholder Limited Liability" and "Risk Factors – Unitholder Limited Liability".

The Reserve Values of the Existing Properties and the New Properties as estimated in the McDaniel Report – Existing Properties and the McDaniel Report – New Properties, respectively, and are based in part on cash flows to be generated as a result of development projects that the Corporation intends to undertake and related capital expenditures. The actual Reserve Values of the Existing Properties and the New Properties will be less than the estimates to the extent that those development projects do not achieve the level of success assumed in the McDaniel Report – Existing Properties and the McDaniel Report – New Properties, respectively.

The Corporation and Anadarko Canada Corporation (the "Vendor") are engaged in a dispute as to whether an adjustment to the purchase price paid for oil and natural gas properties acquired by the Corporation from the Vendor on November 15, 2002 should be made in favour of the Vendor. This dispute relates to whether or not the value of a hedging contract held by the Vendor impacts the net proceeds from the properties acquired from the effective date of the acquisition of June 1, 2002 to the closing date of November 15, 2002. Following various post closing adjustments, the Vendor is claiming that a net $3.3 million ($5.8 million disputed amount, less $2.5 million of holdbacks from the Vendor) is still owing by the Corporation. Management of the Corporation believes that such amount is not owing to the Vendor. This dispute will be resolved through an arbitration process. Should the Corporation be unsuccessful in defending on this amount, it will increase the amount of debt outstanding under its bank facility. Should the Corporation be successful in defending on this amount, it will reduce the amount of debt outstanding under its bank facility.

The Trust does not represent a traditional investment in the oil and natural gas sector. Investors should carefully consider the information set forth under "Risk Factors" and the other information set forth herein.

HARVEST ENERGY TRUST

General

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 1900, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4. Although the Trust receives income from the NPI from each of the Operating Subsidiaries, all oil and natural gas operations are conducted through the Corporation and the Trust is managed solely by the Corporation pursuant to the Trust Indenture and the Administration Agreement.

Structure of the Trust

The structure of the Trust and the flow of cash from the Properties to the Operating Subsidiaries, from the Operating Subsidiaries to the Trust and from the Trust to Unitholders are set forth below:


Unitholders
Equity Bridge Notes
Bridge Notes
Distributable Cash
Harvest Energy Trust
Capital Fund Contribution
Capital Fund (5)
NPI income (4)
Direct Royalties (3)
Banking Facilities
Debt Service
Credit Advances
Operating Subsidiaries (1)
Net Revenue from the Sale of 99% of Production
Reclamation Fund
Reserve Fund
Properties (2)

Notes:

(1) Although the Trust receives NPI income from each of the Operating Subsidiaries, all operations and management of the Trust are conducted through the Corporation.

(2) The Operating Subsidiaries own the Properties.

(3) In addition to the NPI, the Trust holds various Direct Royalties.

(4) The Trust receives regular monthly payments in accordance with the NPI Agreements. See "Description of the Trust – The NPI and Direct Royalties".

(5) The Trust may retain up to 50% of the Cash Available For Distribution in its Capital Fund to finance future acquisitions and development of the Properties.

Immediately following the completion of the New Properties Acquisition, the Trust intends to complete an internal reorganization pursuant to which substantially all of the New Properties will be conveyed to Harvest Sask, a trust which is wholly-owned by the Trust.

General Development of the Business

The following is a description of the general development of the business of the Trust.

The Corporation was incorporated on May 14, 2002 to carry on oil and natural gas acquisition, development and production activities. The Board of Directors then reviewed its strategic alternatives and based on such review

determined that the formation of an energy royalty trust was the optimal structure. On July 10, 2002, the Trust was formed pursuant to the Trust Indenture. On the same date, the Corporation and the Trust entered into a net profit agreement which has been amended and restated effective September 27, 2002 pursuant to which the Corporation granted to the Trust the right to receive income from the net profit interest created thereby on Properties held by the Corporation from time to time. Pursuant to that NPI Agreement, the Trust paid to the Corporation $12.6 million using the proceeds from an interim loan provided by Caribou to the Trust. See "Description of the Trust – The NPI and Direct Royalties".

On July 10, 2002 the Corporation acquired certain direct royalties and properties from a major oil and natural gas producer for an aggregate purchase price of $26.1 million. The acquisition consisted of an overriding royalty interest of 7.10688% in the Choice Viking Gas Unit No. 1, and an approximate 99% working interest in oil and natural gas producing properties that are both unitized and non-unitized. Effective August 1, 2002, McDaniel assigned 4,573 MBOE of Established Reserves to these properties, before deduction of royalties. These properties are located in a relatively small area from Townships 39 to 43 and Ranges 3 to 12 W4M in East Central Alberta. These properties include interests in the following major oilfields: Thompson Lake, David North, Bellshill Lake and Metiskow, all of which are described in more detail below. The purchase price was funded by an advance under the Corporation's credit facilities and, indirectly, through an interim loan provided by Caribou to the Trust. Following the completion of the acquisition, the Corporation then sold to the Trust the Direct Royalties which the Corporation had acquired pursuant to the acquisition.

On August 1, 2002 the Corporation entered into an Agreement of Purchase and Sale with a major oil and natural gas producer to purchase certain direct royalties and properties effective June 1, 2002 for an aggregate purchase price of $71.8 million. The Corporation completed the acquisition on November 15, 2002. The acquisition consisted of a direct royalty interest and an interest in oil and natural gas producing properties located in East Central Alberta. The direct royalty interest consisted of a minor gross overriding royalty interest in ¼ of a section of land in the Hayter area. The oil and natural gas producing properties consisted of the major fields of Hayter and West Provost, both of which are operated by the Corporation. Effective August 1, 2002, McDaniel assigned 8,155 MBOE of Established Reserves to these properties, before deduction of royalties. The purchase price was funded by an advance under the Corporation's credit facilities and, indirectly, through an interim loan provided by Caribou to the Trust. Following the completion of the acquisition, the Corporation then sold to the Trust the direct royalty interest which the Corporation had acquired pursuant to the acquisition.

On December 5, 2002, the Trust completed the Initial Public Offering, which resulted in the issuance of 4,312,500 Trust Units and aggregate gross proceeds of $34.5 million. Approximately $22.9 million from the net proceeds of the Initial Public Offering was used to repay interim loans which had been provided by Caribou to the Trust (including accrued interest) and approximately $5.4 million from the net proceeds of the Initial Public Offering was used to partially repay bank indebtedness. The balance was used for general working capital purposes. See "Interest of Management and Others in Material Transactions".

On December 17, 2002, the Trust issued 562,500 Trust Units to FirstEnergy Capital Corp. and Haywood Securities Inc. as a result of the exercise of an over-allotment option granted to them in connection with the Initial Public Offering. The $4.2 million in net proceeds from the sale of such Trust Units were used to partially repay bank indebtedness. These amounts are included in the aggregate gross proceeds of the Initial Public Offering above.

On February 4, 2003, the Trust sold 1,500,000 special trust unit purchase warrants ("Special Warrants") to a syndicate of underwriters at a price of $10.00 per Special Warrant for net proceeds of $13.7 million. Each Special Warrant entitled the holder to receive on exercise or deemed exercise one Trust Unit for the payment of no additional consideration. On March 7, 2003, the Trust received receipts for a (final) prospectus qualifying the Trust Units issuable on exercise of the Special Warrants and on March 7, 2003, the Trust issued 1,500,000 Trust Units on the deemed exercise of the Special Warrants. The net proceeds were used to partially repay bank indebtedness and for working capital.

During April and May, 2003, the Corporation closed the acquisition of various interests in two properties in the Killarney area of Alberta. The properties are located in Township 41 Range 1 W4M and were acquired from two major oil and natural gas producers for $13.2 million and the issuance of 200,000 Trust Units respectively. The cash acquisition was financed through the Corporation's credit facilities. Included with the acquisition was an interest in

two oil batteries. The properties acquired in the Killarney field are operated by the Corporation and in September, 2003 were producing approximately 1,050 BOPD of 22° API oil net to the Corporation. The McDaniel Report – Existing Properties assigned 2,177 MBOE of Established Reserves before deduction of royalties to the Corporation's interest in this area.

On June 27, 2003, the Trust completed the acquisition of all of the common shares of WEI and an NPI in certain producing oil and natural gas properties held by WEI in exchange for total consideration of approximately $10.1 million (consisting of the issuance of 625,000 Trust Units, $3 million in cash and a $850,000 unsecured promissory note) plus the assumption of $2.8 million in bank debt and $2.3 million in working capital deficit. The oil and natural gas producing properties acquired included working interests ranging from 20% to 100% in the fields of Amisk, Czar and Killarney, all of which are operated by the Corporation and in September, 2003 were producing 1,270 BOE/d. The McDaniel Report – Existing Properties assigned 1,454 MBOE of Established Reserves to the properties acquired, before deduction of royalties. The effective date of the transaction was February 5, 2003.

At the Annual and Special Meeting of Unitholders of the Trust held on June 12, 2003 (the "2003 Unitholders' Meeting"), Unitholders approved resolutions respecting each of the matters set forth below:

- to amend the Trust Indenture to authorize the creation of an unlimited number of special voting units ("Special Voting Units"). Each Special Voting Unit entitles the holder thereof to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of the Corporation in the resolution authorizing the issuance of any such Special Voting Units;

- to amend the Trust Indenture to grant the Corporation (through the Board of Directors) the specific authority and responsibility for any and all matters relating to the terms of the NPI Agreement and other material contracts of the Trust (other than as otherwise provided in the Trust Indenture) including any amendments thereto;

- to amend the Trust Indenture to clarify and elaborate upon the responsibility which had previously been delegated to the Corporation in respect of matters relating to an issuance or offering of Trust Units or any other rights, warrants or other securities to purchase, to convert into or to exchange into Trust Units;

- to authorize an amendment of the articles of the Corporation to create a new class of non-voting common shares, issuable in series ("Non-Voting Shares"). Except for the right to notice of and to attend at any meetings of the shareholders of the Corporation, the holder of the Non-Voting Shares will the same rights as the holders of common shares of the Corporation;

- to increase the number of Trust Units which may be reserved for issuance under the Unit Incentive Plan by 246,000 Trust Units from 875,000 Trust Units to a cumulative maximum number of 1,121,000 Trust Units; and

- approving the issuance by the Trust in one or more private placements during the 12 month period commencing June 12, 2003, of up to 11,210,957 Trust Units, subject to certain restrictions.

Further information in respect of each of the above resolutions which were approved at the 2003 Unitholders' Meeting is contained in the Information Circular – Proxy Statement of the Trust relating thereto dated April 30, 2003.

On July 28, 2003, the Trust entered into the Equity Bridge Notes to provide funds to pay the Deferred Purchase Price Obligation associated with the New Properties Acquisition. On July 29, 2003, $11 million was advanced to the Trust pursuant to the Equity Bridge Notes to fund a deposit relating to the purchase of the New Properties. On September 29, 2003, the Trust amended the Equity Bridge Notes to allow advances to be used to pay out the Prior Credit Facility and executed the Bridge Notes. On September 29, 2003, the Trust received additional advances under the Equity Bridge Notes in the amount of $22.5 million and $25.0 million under the Bridge Notes. These amounts were advanced by the Trust to the Corporation on September 30, 2003 and used to pay out in part the approximately $48.1 million owing under the Prior Bank Facility. On October 1, 2003, the Trust made interest

payments in the amount of approximately $219,000 under the Bridge Agreements. In addition, on October 1, 2003, the $11 million deposit in connection with the New Properties Acquisition was refunded and the Trust used this amount to repay $11 million of principal in respect of the prior advance made under the Bridge Notes. See "Description of the Trust – Borrowing by the Trust".

On October 1, 2003 the Corporation entered into an agreement with the New Interim Lender to provide a $15 million New Interim Bank Facility to be used to pay out WEI's credit facility and to fund working capital requirements. On October 3, 2003, the Corporation paid out approximately $3.8 million in respect of the borrowings plus accrued interest under WEI's credit facility. Upon closing of the New Properties Acquisition, the New Interim Bank Facility is expected to be replaced with the New Bank Facility. See "Information Respecting the Corporation – Borrowing by the Corporation".

Significant Acquisitions and Significant Dispositions

There were no significant acquisitions or significant dispositions by the Trust or any significant probable acquisition by the Trust within or since the completion of the most recently completed financial year of the Trust other than as described above in "– General Development of the Business" and under "Acquisition of New Properties".

DESCRIPTION OF THE EXISTING PROPERTIES

The Operating Subsidiaries' portfolio of key Existing Properties are discussed below. Although the Trust receives income from the NPI from each of the Operating Subsidiaries, all oil and natural gas operations and the management of the Trust are conducted by the Corporation.

In general, the Existing Properties include major oil accumulations which benefit from active pressure support due to an underlying regional aquifer. Generally, the properties have predictable decline rates with costs of production and oil price key to determining the economic limits of production. The Corporation is actively engaged in cost reduction and production optimization efforts directed at reserve addition through extending the economic life of these producing properties beyond the limits used in the McDaniel Report – Existing Properties. In respect of the Existing Properties, the Corporation has entered into a number of electrical power swaps to manage a portion of the risk associated with electrical power cost volatility, which is a significant portion of the production costs associated with the Existing Properties.

Principal Existing Properties

The following is a description of the principal oil and natural gas properties of the Operating Subsidiaries which constitute the Existing Properties. The term "net", when used to describe the Operating Subsidiaries' share of production, means the total of the Operating Subsidiaries' Working Interest share before deducting royalties owned by others. Reserve volume amounts are stated, before deduction of royalties, at January 1, 2003, based on escalated cost and price assumptions as evaluated in the McDaniel Report – Existing Properties (see "Oil and Gas Reserves of the Existing Properties and the Direct Royalties"). Information in respect of gross and net acres, well counts and production are as at September, 2003, except where indicated otherwise. Unless otherwise indicated, all information set forth below is net to the Operating Subsidiaries. OOIP numbers are published values from the Alberta Government.

Hayter

The Corporation has an average 93.1% Working Interest in this operated property, which is currently producing approximately 5,500 net BOE/d of 15° API oil from the Dina "B" Pool located in Sections 24, 25, 34 and 35-40-1 W4M. The McDaniel Report – Existing Properties has assigned 7,845 MBOE of Established Reserves to this area. The Hayter pool contains 176 gross (167 net) producing wells. OOIP is estimated at 138 Mmbbls of oil on the Corporation's Working Interest acreage.

The wells produce from a thick Lower Cretaceous channel sand that is underlain by an active aquifer. The high quality of the Hayter pool is characterized by porosity of approximately 30% and average permeability ranging from

2 - 5 Darcies. To take advantage of the reserve recovery benefits of the aquifer, the pool has been developed using horizontal wells. The use of horizontal wells has proven to be effective in maximizing recovery from this and many similar pools in the area. The wells are equipped with progressive cavity pumps to maximize fluid production. The Hayter fluid production is gathered into one of two central batteries located at 8-35-40-1 W4M or 1-34-40-1 W4M in which the Corporation has a 95% Working Interest and is the operator. The batteries have a combined capacity of approximately 200,000 Bbls/d of fluid. Oil from the Hayter area is blended with condensate and shipped from the battery via the Gibson Provost pipeline to the Hardisty terminal. Solution natural gas is conserved and utilized as fuel gas at the batteries, with the remainder processed at the Husky North Hansman Gas Plant located at 8-14-39-03 W4M. Future development of this pool will include additional in-fill drilling on closer spacing, pool extensions through the identification of by-passed reserves and re-completion of existing wells by isolating portions of the horizontal wells that are experiencing higher water production. There is also an opportunity to employ cost reduction practices to improve netbacks and ultimate recovery, employing inclined free-water knockouts and additional disposal. Initial low pressure water disposal results are encouraging for continuing reduction of operating costs and increase in disposal volumes.

Thompson Lake

The Corporation operates the Thompson Lake properties with approximately a 99% Working Interest. Current production is approximately 1,380 BOE/d of 27° API oil, at a 99% water cut, from the Provost Glauconite "A" Pool located in Township 40 and 41 and Range 10 and 11 W4M. The McDaniel Report – Existing Properties assigned 2,107 MBOE of Established Reserves to this area. The field contains 192 gross producing wells. OOIP is estimated at 50 Mmbbls of oil.

The wells produce from a Lower Cretaceous channel sand that is underlain by an active aquifer. The majority of the wells are equipped with progressive cavity pumps to maximize fluid production. The Thompson Lake fluid production is gathered at a central battery located at 4-2-41-11 W4M in which the Corporation has a 100% Working Interest. The battery has a capacity of approximately 210,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Pipeline to the Hardisty terminal. Solution natural gas is conserved and processed at the Husky Provost Gas Plant at 13-30-40-10 W4M.

A primary operating tactic to enhance the future performance of the Thompson Lake field is to improve overall fluid handling efficiency, by reducing the electrical power requirements associated with water handling. Additional low pressure water disposal capacity will allow production optimization through total fluid increases at the wells, that could have a favourable impact on production rates, reserve recoveries and production costs.

Killarney

The Operating Subsidiaries collectively own a 93% average Working Interest and the Corporation operates the Killarney field, which was acquired by the Corporation and by the Trust, through the acquisition of certain properties in Killarney directly and through the acquisition of WEI, in the second quarter of 2003. The Killarney field is a Cummings/Dina oil pool within 3.5 miles of Harvest's existing Hayter field. Current production is approximately 1,195 BOE/d of 20.4° API oil. The McDaniel Report – Existing Properties assigned 2,623 MBOE of Established Reserves to this area. The Killarney pool contains 123 gross (114 net) producing oil wells. OOIP is estimated at 51 Mmbbls of oil.

The Killarney fluid production is gathered at two central batteries located at 6-29-41-1 W4M and 10-20-41-1 W4M. The batteries have a total maximum capacity of approximately 175,000 Bbls/d of fluid. Upside may be realized by increasing water disposal capacity for this field.

David North

The Corporation has a 100% Working Interest in this operated property, currently producing approximately 785 BOE/d of primarily 23° API oil, at a 98% water cut, from the Lloydminster (which is under waterflood) and Dina sands located in Sections 26 and 27-40-3 W4M. The McDaniel Report – Existing Properties assigned 978 MBOE of

Established Reserves to this area. The field contains 54 gross (54 net) producing wells. OOIP is estimated at 18 Mmbbls of oil for the two producing zones.

The fluid production is gathered to the central battery located at 15-26-40-3 W4M in which the Corporation has a 100% Working Interest. The battery has a capacity of approximately 40,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Pipeline to the Hardisty terminal. Solution natural gas is conserved and processed at the Husky North Hansman Gas Plant 8-14-39-3 W4M.

Selected well speed-ups and expanded use of inclined free-water knockouts could result in increased efficiency, lower operating costs and increased fluid handling capacity. The inclined units operate essentially at wellhead pressure and may eliminate the need for injection pumps, as the disposal wells are able to take water at low pressure. The inclined units enable decreases in operating costs as a result of the lower electrical power costs with the reduced use of injection pumps. The Corporation is also considering targeting re-completions for wells that have produced in the Lloydminster and/or Dina zones to be converted to Cummings or Sparky oil producers. Numerous wells have been identified by the Corporation for re-completion.

West Provost

The Corporation holds an average 43.1% Working Interest in this area. Current production is approximately 625 BOE/d of primarily 26° API oil, at a 98% water cut, primarily from the Mannville "L" Pool located in Townships 37, 38 and 39-3 W4M. Current natural gas production is approximately 200 Mcf/d. The McDaniel Report – Existing Properties has assigned 1,038 MBOE of Established Reserves to this area. The West Provost pool contains 114 gross (43 net) producing oil wells and 15 gross (6 net) producing natural gas wells. OOIP is estimated at 35 Mmbbls of oil.

The majority of the West Provost fluid production in the area is gathered at a central battery located at 3-15-38-03 W4M, in which the Corporation has a 37.5% Working Interest. The battery has a capacity of approximately 115,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Provost pipeline to the Hardisty terminal. Solution and non-associated natural gas is conserved and processed at the Husky North, Hansman Lake Gas Plant at 8-14-39-03 W4M. The West Provost area also produces natural gas from 15 gross wells, primarily from the Viking and Colony Formations.

There is an opportunity to employ cost reduction practices to improve netbacks and ultimate recovery employing inclined free-water knockouts and increased water disposal capacity.

Amisk

WEI owns a 75% average Working Interest in the Amisk field and the Corporation operates all production, which was acquired by the Trust through the acquisition of WEI on June 27, 2003. The Amisk field is located on the producing trend which includes Thompson Lake, Hayter, Killarney and West Provost. Amisk is located 15 miles east of Thompson Lake, produces from the same formation and has similar production characteristics. Current net production is 603 BOE/d of 22° API oil. The McDaniel Report – Existing Properties assigned 1,037 MBOE of Established Reserves to this field. The Amisk pool contains 88 gross (66 net) producing oil wells. OOIP is estimated at 62 Mmbbls oil for the entire Amisk pool area.

The Amisk fluid production is gathered at an operated central battery located at 12-15-40-08W4M. The Corporation has identified an opportunity to improve netbacks and ultimate recovery by reducing operating costs, suspending marginal wells and increasing water disposal capacity for the field.

Czar

WEI owns an average 100% Working Interest in this area and the Corporation operates all production, which was acquired by the Trust through the acquisition of WEI on June 27, 2003. The Czar field is located 8 miles due east of Amisk on the same producing trend. Current net production is 525 BOE/d of 16° API oil. The McDaniel Report –

Existing Properties assigned 278 MBOE of Established Reserves to the field. The Czar pool contains 67 gross (67 net) producing oil wells. OOIP is estimated at 34 Mmbbls of oil.

The Czar fluid production is gathered at an operated central battery located at 2-19-40-06W4M. The Corporation has identified an opportunity to improve netbacks and ultimate recovery by reducing operating costs and increasing water disposal capacity for the field.

Bellshill Lake

The Corporation has a 100% Working Interest in 1,120 acres of land in Sections 5 and 6-41-12 W4M which is adjacent to the Bellshill Blairmore Unit. Current production from this operated property is approximately 410 BOE/d of primarily 18° API oil, at a 98% water cut, from the Ellerslie "A" Pool and natural gas from the Glauconite "A" Pool. The McDaniel Report – Existing Properties assigned 740 MBOE of Established Reserves to this area. The field contains 20 gross (20 net) producing wells. OOIP is estimated at 27 Mmbbls of oil.

Production has been developed exclusively with horizontal wells. The wells produce from a thick lower Cretaceous channel sand that is underlain by an active aquifer. The majority of the wells are equipped with progressive cavity pumps to maximize fluid production. The Bellshill Lake fluid production is gathered at a central battery located at 11-5-41-12 W4M in which the Corporation has a 100% Working Interest. The battery has a capacity of approximately 40,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Bellshill Pipeline to the Hardisty terminal. Solution natural gas is conserved and processed at the Husky Hastings Coulee Gas Plant at 1-14-41-15 W4M. Water is re-injected back into the lower Cretaceous aquifer. Development upside includes an additional horizontal drilling location and increases to water injection capacity.

Metiskow

The Corporation has a 100% Working Interest in this operated property, which is currently producing approximately 144 BOE/d of 16° API oil from the Provost Dina "E" Pool located in Sections 22 and 23-39-6 W4M. The field has been developed exclusively with horizontal wells. The McDaniel Report – Existing Properties assigned 138 MBOE of Established Reserves to this area. The pool contains 9 gross (9 net) producing wells. OOIP is estimated at 3.0 Mmbbls of oil.

The Metiskow fluid production is gathered at a central battery located at 5-22-39-6 W4M in which the Corporation has a 100% Working Interest. The battery has a capacity of approximately 13,500 Bbls/d of fluid. Oil is trucked from the battery to the Hardisty terminal. Upside may be realized by increasing water disposal capacity for this field.

OIL AND GAS RESERVES OF THE EXISTING PROPERTIES AND THE DIRECT ROYALTIES

McDaniel has prepared the McDaniel Report – Existing Properties evaluating as at January 1, 2003 the crude oil, natural gas and natural gas liquids reserves attributable to the Existing Properties and the Direct Royalties. **The McDaniel Report – Existing Properties evaluates the crude oil, natural gas and natural gas liquids reserves attributable to the Existing Properties and the Direct Royalties prior to provision for income taxes, interest and debt service costs, general and administrative expenses, facility site restoration, well abandonment, well site restoration costs and salvage recovery, but after providing for estimated royalties, operating costs and future capital expenditures. The probable reserves and the present worth value of such reserves as set forth in the tables below have been reduced by 50% to reflect the degree of risk associated with recovery of such reserves. It should not be assumed that the discounted future net production revenues estimated by McDaniel represent the fair market value of the reserves.** Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows
Escalating Cost and Price Case (1) (9)

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (6) (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) (2)(7)(8)(11) Discounted at			
	Gross (4)	Net (3)	Gross (4)	Net (3)	0%	10%	15%	20%
Proved Reserves (4)								
Producing Reserves (4) (12)	13,323	11,911	1,406	1,126	145,433	124,059	115,863	108,857
Non-Producing Reserves (4)	346	323	336	259	5,517	4,238	3,774	3,390
Undeveloped Reserves (4)	1,824	1,504	95	79	18,795	13,720	11,857	10,310
Total Proved Reserves (4)	15,493	13,738	1,837	1,464	169,744	142,018	131,494	122,558
Risked Probable Reserves (5)	1,077	946	155	125	12,484	8,485	7,180	6,166
Established Reserves (4)	16,570	14,683	1,992	1,589	182,228	150,502	138,674	128,724

Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows
Constant Cost and Price Case (1) (9)

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (6) (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) (2)(7)(8)(10) Discounted at			
	Gross (4)	Net (3)	Gross (4)	Net (3)	0%	10%	15%	20%
Proved Reserves (4)								
Producing Reserves (4) (12)	13,354	11,910	1,408	1,128	167,140	138,240	127,512	118,509
Non-Producing Reserves (4)	346	322	336	259	6630	5,056	4,488	4,020
Undeveloped Reserves (4)	1,824	1,503	95	79	21,226	15,544	13,464	11,739
Total Proved Reserves (4)	15,524	13,735	1,839	1,466	194,996	158,840	145,464	134,268
Risked Probable Reserves (5)	1,072	940	154	124	15,249	10,095	8,442	7,169
Established Reserves (4)	16,596	14,675	1,993	1,590	210,245	168,935	153,906	141,437

Notes:

(1) Columns may not add due to rounding.

(2) Does not include the value of the Undeveloped Lands.

(3) Represents the Operating Subsidiaries' interest (and includes the Direct Royalties) after deduction of royalty encumbrances payable to others (excluding the Trust).

(4) The following definitions have been used in the McDaniel Report – Existing Properties:

(a) "Gross Reserves" represents the Operating Subsidiaries' interest (and includes the Direct Royalties of the Trust) before deduction of royalty encumbrances payable to others (excluding the Trust).

(b) "Proved Reserves" means those reserves estimated as recoverable under current technology and existing economic conditions from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(c) "Probable Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be Proved under current technology and existing or anticipated economic conditions but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(d) "Established Reserves" means the sum of 50% of Probable Reserves and 100% of Proved Reserves.

(e) "Producing Reserves" means those reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reason for the current non-producing status is the choice of the owner.

(f) "Non-Producing Reserves" means those proved reserves that are not currently producing either due to lack of facilities and/or markets.

(g) "Undeveloped Reserves" means those proved reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

(h) "Total Proved Reserves" means the sum of Proved Producing, Proved Non-Producing, and Proved Undeveloped Reserves.

(5) The present worth values and quantities of Probable Reserves have been risked by reducing those values by 50% to reflect the degree of risk associated with the recovery of such reserves.

(6) All natural gas reserves are reserves remaining after deducting surface losses due to processing shrinkage and raw natural gas used as lease fuel.

(7) The $U.S./$Cdn. exchange rate used in the McDaniel Report – Existing Properties was $0.69 in 2003, $0.69 in 2004; $0.68 in 2005 and $0.68 thereafter.

(8) The McDaniel Report – Existing Properties estimates total capital expenditures (net to the Operating Subsidiaries) to achieve the estimated future pre-tax net cash flows from the Established Reserves, based on escalating cost and price assumptions to be $10,740,600 ($9,700,500 if discounted by 15% per annum) with $8,155,100, $2,580,200 and $5,300 of those capital expenditures estimated for the calendar years 2003, 2004 and 2005 respectively. The corresponding capital expenditures to achieve the estimated future pre-tax net cash flows from the Established Reserves, based on constant cost and price assumptions are $10,481,800 ($9,778,140 if discounted by 15% per annum) with $7,996,800, $2,480,000 and $5,000 of those capital expenditures estimated for the calendar years 2003, 2004 and 2005.

(9) The extent and character of the interests evaluated in the McDaniel Report – Existing Properties and all factual data was supplied by the Corporation to McDaniel and were accepted by McDaniel as represented. The crude oil and natural gas reserve calculations and any projections on which the McDaniel Report – Existing Properties is based were determined with generally accepted petroleum engineering evaluation practices.

(10) The constant cost and price evaluation was based on the average yearly general product prices for 2002 as forecast in the escalated cost and price valuation (see note 11) adjusted for transportation and quality differentials to wellhead prices as set forth below:

Crude oil (WTI)	U.S. $28.14/Bbl
Heavy oil	$24.15/Bbl
Propane	$25.90/Bbl
Butane	$28.30/Bbl
Pentanes Plus	$30.32/Bbl
Natural Gas	$6.35/MMBTU

Operating and capital costs were not escalated in the constant cost and price evaluation.

(11) In respect of the escalated cost and price valuation, the average yearly general product prices utilized in the McDaniel Report – Existing Properties for natural gas, crude oil and natural gas liquids, are outlined in the following table.

Year	Heavy Crude Oil $/Bbl	Light Crude Oil: WTI Cushing Oklahoma* $U.S./Bbl	Light Crude Oil: Edmonton Par 40° API $/Bbl	Natural gas Liquids at Edmonton: Propane $/Bbl	Natural gas Liquids at Edmonton: Butane $/Bbl	Natural gas Liquids at Edmonton: Edmonton NGL Mix $/Bbl
2003	26.54	28.23	40.28	28.72	29.19	31.23
2004	23.47	25.00	35.20	24.70	23.20	26.30
2005	23.38	24.00	34.30	23.10	22.60	25.20
2006	21.66	23.00	32.80	22.00	21.60	24.00
2007	21.83	23.30	33.20	21.80	21.90	24.10
2008	22.31	23.80	33.90	22.20	22.40	24.60
2009	22.78	24.30	34.60	22.70	22.80	25.10
2010	23.24	24.80	35.30	23.10	23.30	25.60
2011	23.70	25.30	36.00	23.60	23.70	26.10
2012	24.15	25.80	36.70	24.10	24.20	26.70
2013	24.70	26.30	37.50	24.60	24.70	27.20
2014	25.14	26.80	38.20	25.00	25.20	27.70
2015	25.58	27.30	38.90	25.50	25.60	28.20
2016	26.02	27.80	39.60	25.90	26.10	28.70
2017	26.55	28.40	40.40	26.40	26.60	29.30
2018	27.17	29.00	41.30	27.00	27.20	29.90
2019	27.79	29.60	42.20	27.60	27.80	30.60
2020	28.30	30.20	43.00	28.10	28.40	31.20
2021	28.90	30.80	43.90	28.80	28.90	31.90
2022	29.40	31.40	44.70	29.30	29.50	32.50
Thereafter	29.40	31.40	44.70	29.30	29.50	32.50

* 40 degree API, 0.4% sulphur.

Year	Henry Hub $U.S./MMBTU	AECO Spot $/GJ	Alberta Spot $/MMBTU
2003	5.79	7.04	7.13
2004	4.56	5.51	5.65
2005	4.00	4.95	5.05
2006	3.75	4.71	4.80
2007	3.66	4.57	5.65
2008	3.69	4.61	4.70
2009	3.77	4.71	5.80
2010	3.85	4.81	4.90
2011	3.93	4.90	5.00
2012	4.00	5.00	5.10
2013	4.08	5.10	5.20
2014	4.16	5.19	5.30
2015	4.24	5.29	5.40
2016	4.31	5.38	5.50
2017	4.41	5.50	5.60
2018	4.50	5.62	5.70
2019	4.59	5.73	5.85
2020	4.69	5.85	5.95
2021	4.78	5.97	6.10
2022	4.87	6.08	6.20
Thereafter	4.87	6.08	6.20

Operating and capital costs have been escalated at 2% annually.

(12) All of the Proved Producing Reserves are currently on production.

Summary of Selected Reserve Information

The following table sets forth the Working Interest, Gross Reserves and Reserve Value information respecting the Existing Properties as at January 1, 2003, the effective date of the McDaniel Report – Existing Properties.

Property	% Working Interest (1)(2)	Gross Reserves (MBOE) (2)(3)	Reserve Value (2)(3)(4)(5) ($000's)	Reserve Value (2)(3)(4)(5) %
Hayter	93.1	7,845	66,966	44.50
Killarney	93.8	2,623	20,291	13.50
Thompson Lake	99.1	2,107	21,583	14.30
Amisk	75.0	1,037	9,193	6.10
West Provost	43.1	1,038	9,735	6.50
David North	100.0	978	12,204	8.10
Bellshill Lake	99.5	740	5,506	3.70
Czar	100.0	278	2,262	1.50
Mestikow	100.0	138	1,471	0.98
Hayter West	100.0	34	128	0.09
Provost	58.6	13	179	0.12
Black Creek(6)	100.0	59	691	0.46
Choice(7)	6.4	11	294	0.20
TOTAL (8)		16,901	150,502	100.00

Notes:

(1) The Operating Subsidiaries' weighted average Working Interest of Established Reserves before the deduction of royalties payable to others (excluding the Trust).

(2) Based on Established Reserves as derived from the McDaniel Report – Existing Properties.

(3) Utilizing escalating cost and price assumptions.

(4) Discounted at 10%, before general and administrative expenses, interest costs, taxes, site restoration and abandonment costs.

(5) Net of capital expenditures. Does not include the value of Undeveloped Lands.

(6) Non-producing reserves.

(7) Royalty interest only.

(8) Columns may not add due to rounding.

OTHER INFORMATION ABOUT THE EXISTING PROPERTIES

Undeveloped Lands

The following table sets out the Operating Subsidiaries' Undeveloped Land holdings included in the Existing Properties as at July 1, 2003.

	Gross (1) (acres)	Net (2) (acres)
Alberta	27,030	17,745
Total	27,030	17,745

Notes:

(1) "Gross" refers to the total acres in which the Operating Subsidiaries have an interest.

(2) "Net" refers to the total acres in which the Operating Subsidiaries have an interest, multiplied by the percentage Working Interest therein owned by the Operating Subsidiaries.

The Seaton Jordan Report – Existing Properties has estimated the market value of the Undeveloped Land holdings associated with the Existing Properties as at July 1, 2003 at $704,232. For purposes of the Seaton Jordan Report – Existing Properties, "market value" is defined as the price which Seaton Jordan feels could reasonably be expected to receive for the properties. In order to determine market value, Seaton Jordan analyzed the most current price paid

at land sales for properties in the immediate vicinity of each of the properties evaluated. In areas where current prices were not available in the immediate vicinity, Seaton Jordan used its best judgement.

Oil and Natural Gas Wells

The following table sets forth the number and status of wells located on the Existing Properties as at August 1, 2003 in which the Operating Subsidiaries have an interest, and which are producing or which are considered by the Corporation to be capable of producing.

	Producing (4) (5)				*Shut-in* (1)			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)
Alberta	871	757	9	3.3	305	290	2	1.4
TOTAL	871	757	9	3.3	305	290	2	1.4

Notes:

(1) "Shut-in" wells are wells which are not producing but which are considered by the Corporation to be capable of producing. Shut-in wells in which the Operating Subsidiaries have a Working Interest are located within a reasonable distance from or are already tied into gathering systems, pipelines or other means of transportation.

(2) "Gross" wells are the total number of wells in which the Operating Subsidiaries have a Working Interest.

(3) "Net" wells means the aggregate of the numbers obtained by multiplying each gross well by the Operating Subsidiaries' percentage Working Interest acquired therein.

(4) Royalty interest wells have been assigned a net number of zero.

(5) Not all wells in which the Operating Subsidiaries have an interest have been assigned reserves in the McDaniel Report – Existing Properties or are included in this table. See "Description of the Trust – The NPI and Direct Royalties – Reclamation Fund".

Production History

The sales volumes of crude oil, natural gas and natural gas liquids attributable to the Existing Properties, before deduction of royalties, for the periods indicated is summarized below.

	2003		Year Ended December 31(1)(2),		
	Second Quarter	First Quarter (1)(2)	2002	2001	2000
Crude Oil (Bbls/d)	9,371	8,034	9,336	7,872	6,527
Natural Gas (Mcf/d)	1,161	875	1,181	596	246
Natural Gas Liquids (Bbls/d)	67	43	5	–	–
Total (BOE/d 6:1)	9,632	8,223	9,538	7,971	6,568

Notes:

(1) Based on information provided to the Corporation by the Existing Properties Vendors for periods where the applicable Existing Properties were not held by the Operating Subsidiaries and the Corporation's accounting records for all other periods.

(2) Does not include production from the Killarney, Amisk and Czar properties.

The mix of the Operating Subsidiaries' production of crude oil, natural gas and natural gas liquids from the Existing Properties for the six month period ended June 30, 2003 was approximately 54% heavy quality crude oil (less than 20° API), 43% medium quality crude oil (20° API to 27° API), 2% natural gas and 1% natural gas liquids.

Approximately 98% of the Operating Subsidiaries' gross revenue is derived from the production of crude oil and natural gas liquids with the remainder from natural gas.

Drilling History

The following table sets forth the gross and net development wells in respect of the Existing Properties in which the Operating Subsidiaries and the Existing Properties Vendors participated during the periods indicated.

	Year Ended December 31,			
	2002		2001	
	Gross [(1)]	Net [(2)]	Gross [(1)]	Net [(2)]
Crude Oil	10	9.5	33	31.6
Natural Gas	–	–	–	–
Dry	–	–	1	1.0
Service	–	–	1	0.9
Total	10	9.5	35	33.5

Notes:
(1) "Gross Wells" means the total number of wells in which the Operating Subsidiaries have a Working Interest.
(2) "Net Wells" means the aggregate of the numbers obtained by multiplying each gross well by the Operating Subsidiaries' percentage Working Interest therein.
(3) Royalty interest wells have been assigned a net number of zero.

Capital Expenditures

The following table summarizes capital expenditures made by the Operating Subsidiaries and the Existing Properties Vendors on acquisitions, exploration and development drilling and production facilities and other equipment in respect of the Existing Properties for the periods indicated.

	2003[(1)]		Year Ended December 31,[(1)(2)]		
	Second Quarter	First Quarter [(2)]	2002	2001	2000
	(unaudited) ($000's)	(unaudited) ($000's)	(unaudited) ($000's)	(unaudited) ($000's)	(unaudited) ($000's)
Property acquisitions [(3)]	24,003	–	76,153	–	54
Development expenditures [(4)]	3,706	1,473	–	12,373	14,941
Production equipment [(5)]	4,798	4,420	770	4,518	3,915
TOTAL	32,507	5,893	76,923	16,891	18,910

Notes:
(1) Based on information provided to the Corporation by the Existing Properties Vendors for periods where the applicable Existing Properties were not held by the Operating Subsidiaries' and the Corporation's accounting records for all other periods.
(2) Does not include capital expenditures of the Existing Properties Vendors associated with the Killarney, Amisk and Czar properties.
(3) Property acquisitions include production lease and production royalty purchases and property exchanges of lease and royalty interests.
(4) Development expenditures includes development drilling and miscellaneous intangible expenditures.
(5) Production equipment includes production and facility equipment, pipelines and miscellaneous tangible assets.

Direct Revenue and Operating Expenses

The following table sets forth revenue and operating expenses directly attributable to the Existing Properties for the periods indicated.

	2003		Year Ended December 31, (1)(2)		
	Second Quarter	First Quarter(2)	2002	2001	2000
	($000's) (unaudited)	($000's) (unaudited)	($000's)	($000's)	($000's)
Revenue:					
Petroleum and natural gas sales (1)(2)(3)(4)	17,623	14,738	86,178	74,159	99,550
Operating expenses	6,596	6,804	26,637	24,420	18,133
Operating Income	11,027	7,934	59,541	49,739	81,417

Notes:

(1) Does not include revenue and operating expenses of the Existing Properties Vendors associated with the Killarney, Amisk and Czar properties.

(2) See "Schedule of Revenue and Expenses for the Initial Properties Acquired from Devon Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Six Months Ended June 30, 2002 and 2001" and "Schedule of Revenue and Expenses for the Additional Properties Acquired from Anadarko Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Nine Months Ended September 30, 2002 and 2001" included in this prospectus.

(3) Including royalties.

(4) Average product prices received: three months ended June 30, 2003 - $24.35/BOE; three months ended March 31, 2003 - $23.86/BOE; 2002 - $22.07/BOE; 2001 - $19.89/BOE; and 2000 - $29.77/BOE; based on information provided to the Corporation by the Existing Properties Vendors.

Netback History

The following table sets forth information respecting average net product prices received, royalties paid, operating expenses and netbacks received by the Operating Subsidiaries in respect of production of crude oil, natural gas liquids and natural gas from the Existing Properties (but only when such properties were held by the Operating Subsidiaries) for the periods indicated.

	2003		
	Second Quarter	First Quarter	For the period from July 10, 2002 to December 31, 2002
Average Net Production (BOE/D)(1)	9,632	8,223	4,307
Prices Received			
Crude Oil ($/Bbl)	23.42	23.15	28.65
Oil Equivalent ($/BOE 6:1)	24.35	23.86	28.79
Royalties Paid			
Crude Oil ($/Bbl)	3.85	3.85	3.76
Oil Equivalent ($/BOE 6:1)	3.96	3.95	3.80
Operating Expenses (2)			
Crude Oil ($/Bbl)	7.68	9.19	8.49
Oil Equivalent ($/BOE 6:1)	7.68	9.19	8.49
Netback Received			
Crude Oil ($/Bbl)	11.89	10.11	16.40
Oil Equivalent ($/BOE 6:1)	12.71	10.72	16.50

Notes:

(1) The Operating Subsidiaries' production was comprised of approximately 97% crude oil, 2% natural gas and 1% natural gas liquids for both the first and second quarters.

(2) Operating expenses are composed of direct costs incurred to operate both oil and natural gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

Future Commitments

The Operating Subsidiaries are exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates, interest rates and electrical power prices in the normal course of operations. A variety of derivative instruments are used by the Operating Subsidiaries to reduce their exposure to fluctuations in commodity prices, foreign exchange rates and electrical power prices. The Operating Subsidiaries are exposed to losses in the event of default by the counterparties to these derivative instruments. The Corporation manages this risk by diversifying its

derivative portfolio amongst a number of financially sound counterparties. See "Information Respecting the Corporation – Commodity Hedging".

Marketing Arrangements

All of the oil production from the Existing Properties excluding Hayter, West Provost, David North and Thompson Lake is sold via evergreen contracts with 30 day cancellation notice provisions. David North and Thompson Lake natural gas is sold on a spot basis. Natural gas production at Mestikow is flared.

All of the oil production from the Hayter and West Provost properties is shipped into the Bow River stream on the Gibson Pipeline system. Gibson Energy Ltd. supplies condensate required for blending of Hayter production sold into the Provost system and invoices the producer. The percentage of condensate required ranges from 15% to 25% of the oil depending on the season, with more condensate required in the winter months.

Solution natural gas produced is conserved, and then processed at a third party sour gas plant. Non-associated natural gas is sold under two different contracts. The first is an aggregator natural gas purchase contract with TransCanada Pipelines for the life of the reserves and the second is a 30-day evergreen contract using AECO spot pricing.

ACQUISITION OF NEW PROPERTIES

On October 1, 2003, the Trust entered into the New Properties Acquisition Agreement with the New Properties Vendor to acquire the New Properties effective October 1, 2003 for total consideration of approximately $80 million, prior to adjustments and transaction costs. Closing of the New Properties Acquisition is expected to occur on or about October 16, 2003.

Immediately following the completion of the New Properties Acquisition, the Trust intends to complete an internal reorganization pursuant to which substantially all of the New Properties will be conveyed to Harvest Sask, a trust which is wholly-owned by the Trust.

The acquisition of the New Properties will be financed through the net proceeds of the Offering of approximately $41.950 million ($48.295 million if the Over-Allotment Option is exercised in full) and through advances under the New Bank Facility as to approximately $39.150 million ($32.805 million if the Over-Allotment Option is exercised in full). If the closing of the Offering occurs after completion of the New Properties Acquisition, the acquisition of the New Properties will be financed through advances under the New Bank Facility and the Bridge Agreements. **The closing of the Offering will occur only if the New Properties Acquisition is completed.**

The New Properties are located in South East Saskatchewan near the town of Carlyle. The majority of the production is situated between Township 7 Range 32 W1M to Township 13 Range 13 W2M. For the month of September 2003, the New Properties produced approximately 5,200 BOE/d of light (28° to 34° API) oil concentrated in the Mississippian-aged Tilson subcrop play trend. As evaluated in the McDaniel Report – New Properties, the New Properties contain 16.85 MMBOE of Established Reserves, with an RLI of 8.3 years based on 2003 annual production. The recovery mechanism is bottom water drive supported by an active aquifer affording an efficient recovery of reserves, making operating characteristics of the New Properties similar to those of the Existing Properties. The Trust will acquire an average 98% Working Interest in the New Properties and expects to assume operatorship of over 98% of the total production. All the production is concentrated geographically which promotes ease of access and operating synergies. To support ongoing growth of the properties, management has identified upside value associated with development drilling, the undeveloped land holdings and the proprietary seismic database, which are part of the assets associated with the New Properties.

Principal Properties

The following is a description of the principal oil and natural gas properties of the New Properties Vendor which constitute the majority of the New Properties. Additional production of approximately 260 BOE/d is derived from various minor properties. The term "net", when used to describe the New Properties Vendor's share of production,

means the total of the New Properties Vendor's Working Interest share before deducting royalties owned by others. Reserve volume amounts are stated, before deduction of royalties, at January 1, 2003, based on escalated cost and price assumptions as evaluated in the McDaniel Report – New Properties (see "Oil and Gas Reserves" below). Information in respect of gross and net acres, well counts and production are as at September 30, 2003, except where indicated otherwise. Unless otherwise indicated, all information set forth below is net to the New Properties Vendor. OOIP numbers are published values from the Saskatchewan Government. All oil production is delivered into the Enbridge Saskatchewan pipeline system.

Hazelwood

This area is comprised of nine separate pools producing 1,840 BOE/d of 34° API oil from 142 oil wells in the Tilston formation. The New Properties Vendor holds an average 98% Working Interest in 19,107 gross acres including 8,669 net undeveloped acres. The McDaniel Report – New Properties has assigned 6,849 MBOE of Established Reserves to this area. The area contains 142 gross (139 net) producing oil wells. OOIP is estimated at 160 Mmbbls of oil for all Hazelwood pools. Operatorship (100% Working Interest in all but one facility) along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase oil production and reserve life through workovers, step-out drilling and horizontal infill drilling. Natural gas volumes at Hazelwood are marketed through an area rural natural gas co-operative.

Moose Valley

This area is comprised of five pools producing 1,150 BOE/d of 28° API oil from 98 oil wells in the Tilston formation. The New Properties Vendor holds an average 97% Working Interest in 8,417 gross acres including 3,794 net undeveloped acres. The McDaniel Report – New Properties has assigned 4,135 MBOE of Established Reserves to this area. The area contains 98 gross (97 net) producing oil wells. OOIP is estimated at 80 Mmbbls of oil for all Moose Valley pools. Operatorship (100% WI in all but one facility) along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase production and reserve life through workovers, water handling upgrades and water control measures and additional infill and step-out drilling.

Whitebear

This area is comprised of three main pools producing 790 BOE/d of 34° API oil from 67 oil wells in the Tilston formation. The New Properties Vendor holds a 100% Working Interest in 11,245 gross acres including 6,204 net undeveloped acres. The McDaniel Report – New Properties has assigned 2,517 MBOE of Established Reserves to this area. The area contains 67 gross (58 net) producing oil wells. OOIP is estimated at 120 Mmbbls of oil for all Whitebear pools. A significant portion of the property is located on the Whitebear First Nation Reserve. The New Properties Vendor holds an option to acquire an additional 23% average Working Interest in 960 gross acres plus royalty interests in 96 acres at Willmar, which is part of the Whitebear area (the "Whitebear Reserve Option Lands"). Operatorship of all facilities along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase oil production and reserve life through workovers, water handling upgrades and water control measures, horizontal infill drilling and additional step-out drilling on the Whitebear Reserve Option Lands prior to December 31, 2003.

Corning/Flinton

This area is comprised of five pools producing 720 BOE/d of 28.5° API oil from 67 oil wells in the Tilston formation. The New Properties Vendor holds an average 100% Working Interest in 13,748 gross acres, including 6,309 net undeveloped acres. The McDaniel Report – New Properties has assigned 2,524 MBOE of Established Reserves to this area. The area contains 67 gross (66 net) producing oil wells. OOIP is estimated at 53 Mmbbls of oil for all Corning/Flinton pools. Operatorship (100% WI) in all facilities along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase production and reserve life through workovers and drilling of selected infill and step-out wells.

Parkman East

This area is comprised of the Parkman East pools, producing 300 BOE/d of 33.5° API oil from 37 oil wells in the Tilston formation. The New Properties Vendor holds an average 88.1% Working Interest in 6,198 gross acres including 2,506 net undeveloped acres. The McDaniel Report – New Properties has assigned 673 MBOE of Established Reserves to this area. The area contains 37 gross (26 net) producing oil wells. OOIP is estimated at 230 Mmbbls of oil for all Parkman East pools. Opportunity exists to increase oil production and reserve life through workovers, water handling upgrades and water control measures, and selective infill drilling.

Wauchope/Lightning

This area is comprised of three pools producing 140 BOE/d of 33° API oil from 12 oil wells in the Tilston formation. The New Properties Vendor holds an average 93% Working Interest in 4,079 gross acres including 2,514 net undeveloped acres. The McDaniel Report – New Properties has assigned 149 MBOE of Established Reserves to this area. The area contains 12 gross (11 net) producing oil wells. OOIP is estimated at 26 Mmbbls of oil for all Wauchope/Lightning pools. Operatorship (100% WI) in all facilities along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase production and reserve life through workovers, water handling upgrades and water control measures and additional step-out and new pool drilling.

Oil and Gas Reserves

McDaniel has prepared the McDaniel Report – New Properties evaluating as at January 1, 2003 the crude oil, natural gas and natural gas liquids reserves attributable to the New Properties. **The McDaniel Report – New Properties evaluates the crude oil, natural gas and natural gas liquids reserves attributable to the New Properties prior to provision for income taxes, interest and debt service costs, general and administrative expenses, facility site restoration, well abandonment, well site restoration costs and salvage recovery, but after providing for estimated royalties, operating costs and future capital expenditures. The probable reserves and the present worth value of such reserves as set forth in the tables below have been reduced by 50% to reflect the degree of risk associated with recovery of such reserves. It should not be assumed that the discounted future net production revenues estimated by McDaniel represent the fair market value of the reserves.** Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows
Escalating Cost and Price Case (1)(9)

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (6) (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) (2)(7)(8)(11) Discounted at			
	Gross (4)	Net (3)	Gross (4)	Net (3)	0%	10%	15%	20%
Proved Reserves (4)								
Producing Reserves (4) (12)	15,113	13,427	506	486	151,643	104,737	92,182	82,904
Non-Producing Reserves (4)	9	9	–	–	63	47	41	36
Undeveloped Reserve (4)	462	415	–	–	3,588	1,554	987	583
Total Proved Reserves (4)	15,584	13,851	506	486	155,294	106,338	93,210	83,523
Risked Probable Reserves (5)	1,173	1,018	33	31	11,112	5,516	4,155	3,231
Established Reserves (4)	16,757	14,869	539	517	166,406	111,854	97,365	86,754

Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows
Constant Cost and Price Case [1] [9]

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas [6] (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) [2][7][8][10] Discounted at			
	Gross [4]	Net [3]	Gross [4]	Net [3]	0%	10%	15%	20%
Proved Reserves [4]								
Producing Reserves [4] [12]	16,969	15,120	624	601	224,781	136,687	116,202	101,771
Non-Producing Reserves [4]	13	12	–	–	137	96	82	71
Undeveloped Reserves [4]	504	453	–	–	6,148	3,073	2,224	1,616
Total Proved Reserves [4]	17,486	15,585	624	601	231,066	139,856	118,508	103,458
Risked Probable Reserves [5]	1,441	1,265	30	28	18,266	8,055	6,025	4,695
Established Reserves [4]	18,927	16,850	654	629	249,332	147,911	124,533	108,153

Notes:

(1) Columns may not add due to rounding.

(2) Does not include the value of undeveloped lands.

(3) Represents the New Properties Vendor's interest after deduction of royalty encumbrances payable to others (excluding the Trust).

(4) The following definitions have been used in the McDaniel Report – New Properties:

(a) "Gross Reserves" represents the New Properties Vendor's interest before deduction of royalty encumbrances payable to others (excluding the Trust).

(b) "Proved Reserves" means those reserves estimated as recoverable under current technology and existing economic conditions from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(c) "Probable Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be Proved under current technology and existing or anticipated economic conditions but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(d) "Established Reserves" means the sum of 50% of Probable Reserves and 100% of Proved Reserves.

(e) "Producing Reserves" means those reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner.

(f) "Non-Producing Reserves" means those proved reserves that are not currently producing either due to lack of facilities and/or markets.

(g) "Undeveloped Reserves" means those proved reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

(h) "Total Proved Reserves" means the sum of Proved Producing, Proved Non-Producing and Proved Undeveloped Reserves.

(5) The present worth values and quantities of Probable Reserves have been risked by reducing those values by 50% to reflect the degree of risk associated with the recovery of such reserves.

(6) All natural gas reserves are reserves remaining after deducting surface losses due to processing shrinkage and raw natural gas used as lease fuel.

(7) The $U.S./$Cdn. exchange rate used in the McDaniel Report – New Properties was $0.69 in 2003; $0.69 in 2004; $0.68 in 2005 and $0.68 thereafter.

(8) The McDaniel Report – New Properties estimates total capital expenditures (net to New Properties Vendor) to achieve the estimated future pre-tax net cash flows from the Established Reserves based on escalating cost and price assumptions to be $9,344,600 ($7,025,645 if discounted by 15% per annum) with $0, $4,129,300 and $5,215,300 of those capital expenditures estimated for the calendar years 2003, 2004 and 2005 respectively. The corresponding capital expenditures to achieve the estimated future pre-tax net cash flows from the Established Reserves, based on constant cost and price assumptions are $8,883,500 ($7,312,849 if discounted by 15% per annum) with $0, $3,969,000 and $4,914,500 of those capital expenditures estimated for the calendar years 2003, 2004 and 2005.

(9) The extent and character of the interests evaluated in the McDaniel Report – New Properties and all factual data was supplied by the Corporation to McDaniel and were accepted by McDaniel as represented. The crude oil and natural gas

reserve calculations and any projections on which the McDaniel Report – New Properties is based were determined with generally accepted petroleum engineering evaluation practices.

(10) The constant cost and price evaluation was based on the average yearly general product prices for 2002 as forecast in the escalated cost and price valuation (see note 11) adjusted for transportation and quality differentials to wellhead prices as set forth below:

Crude oil (WTI)	U.S. $28.14/Bbl
Heavy oil	$24.15/Bbl
Propane	$25.90/Bbl
Butane	$28.30/Bbl
Pentanes Plus	$30.32/Bbl
Natural Gas	$6.35/MMBTU

Operating and capital costs were not escalated in the constant cost and price evaluation.

(11) In respect of the escalated cost and price valuation, the average yearly general product prices utilized in the McDaniel Report – New Properties for natural gas, crude oil and natural gas liquids, are outlined in the following table.

		Light Crude Oil		Natural Gas Liquids at Edmonton		
Year	Heavy Crude Oil $/Bbl	WTI Cushing Oklahoma* $U.S./Bbl	Edmonton Par 40° API $/Bbl	Propane $/Bbl	Butane $/Bbl	Edmonton NGL Mix $/Bbl
2003	26.54	28.23	40.28	28.72	29.19	31.23
2004	23.47	25.00	35.20	24.70	23.20	26.30
2005	23.38	24.00	34.30	23.10	22.60	25.20
2006	21.66	23.00	32.80	22.00	21.60	24.00
2007	21.83	23.30	33.20	21.80	21.90	24.10
2008	22.31	23.80	33.90	22.20	22.40	24.60
2009	22.78	24.30	34.60	22.70	22.80	25.10
2010	23.24	24.80	35.30	23.10	23.30	25.60
2011	23.70	25.30	36.00	23.60	23.70	26.10
2012	24.15	25.80	36.70	24.10	24.20	26.70
2013	24.70	26.30	37.50	24.60	24.70	27.20
2014	25.14	26.80	38.20	25.00	25.20	27.70
2015	25.58	27.30	38.90	25.50	25.60	28.20
2016	26.02	27.80	39.60	25.90	26.10	28.70
2017	26.55	28.40	40.40	26.40	26.60	29.30
2018	27.17	29.00	41.30	27.00	27.20	29.90
2019	27.79	29.60	42.20	27.60	27.80	30.60
2020	28.30	30.20	43.00	28.10	28.40	31.20
2021	28.90	30.80	43.90	28.80	28.90	31.90
2022	29.40	31.40	44.70	29.30	29.50	32.50
Thereafter	29.40	31.40	44.70	29.30	29.50	32.50

* 40 degree API, 0.4% sulphur.

Year	Henry Hub $U.S./MMBTU	AECO Spot $/GJ	Alberta Spot $/MMBTU
2003	5.79	7.04	7.13
2004	4.56	5.51	5.65
2005	4.00	4.95	5.05
2006	3.75	4.71	4.80
2007	3.66	4.57	5.65
2008	3.69	4.61	4.70
2009	3.77	4.71	5.80
2010	3.85	4.81	4.90
2011	3.93	4.90	5.00
2012	4.00	5.00	5.10
2013	4.08	5.10	5.20
2014	4.16	5.19	5.30
2015	4.24	5.29	5.40
2016	4.31	5.38	5.50
2017	4.41	5.50	5.60
2018	4.50	5.62	5.70
2019	4.59	5.73	5.85
2020	4.69	5.85	5.95
2021	4.78	5.97	6.10
2022	4.87	6.08	6.20
Thereafter	4.87	6.08	6.20

Operating and capital costs have been escalated at 2% annually.

(12) All of the Proved Producing Reserves are currently on production.
(13) Does not include Saskatchewan capital taxes.

Summary of Selected Reserve Information

The following table sets forth the New Properties Vendor's Working Interest, Gross Reserves and Reserve Value information respecting the New Properties as at January 1, 2003, the effective date of the McDaniel Report – New Properties.

Property	New Properties Vendor's Working Interest (1)(2)	Gross Reserves (MBOE) (2)(3)	Reserve Value (2)(3)(4)(5)	
			($000's)	%
Hazelwood	97.7	6,849	46,457	41.6
Moose Valley	96.5	4,135	26,648	23.9
Corning/Flinton	100.0	2,524	16,935	15.2
Whitebear	100.0	2,517	15,432	13.8
Parkman East	88.1	673	4,782	4.3
Wauchope/Lightning	93.2	149	1,448	1.3
TOTAL (6)		16,847	111,700	100.0

Notes:
(1) The weighted average Working Interest share of Established Reserves of the New Properties Vendor before the deduction of royalties payable to others (excluding the Trust).
(2) Based on Established Reserves as derived from the McDaniel Report – New Properties.
(3) Utilizing escalating cost and price assumptions.
(4) Discounted at 10%, before general and administrative expenses, interest costs, taxes, site restoration and abandonment costs.
(5) Net of capital expenditures. Does not include the value of undeveloped lands.
(6) Columns may not add due to rounding.

Undeveloped Lands

The following table sets out the Undeveloped Land holdings associated with the New Properties as at July 1, 2003:

	Gross[1]	Net[2]
	(acres)	
Saskatchewan	32,509	30,710
Total	32,509	30,710

Notes:
(1) "Gross" refers to the total acres in which the New Properties Vendor has an interest.
(2) "Net" refers to the total acres in which the New Properties Vendor has an interest, multiplied by the percentage working interest therein.

The Seaton Jordan Report – New Properties has estimated the market value of the Undeveloped Land holdings associated with the New Properties as at July 1, 2003 at $1,665,293. For purposes of the Seaton Jordan Report – New Properties, "market value" is defined as the price which Seaton Jordan feels could reasonably be expected to be received for the properties. In order to determine market value, Seaton Jordan analyzed the most current prices paid at land sales for properties in the immediate vicinity of each of the properties evaluated. In areas where current prices were not available in the immediate vicinity, Seaton Jordan used its best judgement.

Incremental Exploitation and Development Potential

Management of the Corporation has identified several opportunities to take advantage of possible development potential in order to increase existing production supplemental to the future development projects included in the determination of the Reserve Values contained in the McDaniel Report – New Properties. Neither the capital costs nor the potential incremental production associated with these opportunities are reflected in the McDaniel Report – New Properties. Opportunities being considered include:

- Increasing water handling and water disposal capacity at key fields to add incremental oil volumes. This includes the use of inclined free water knock-outs and additional disposal wells;
- Debottlenecking existing fluid handling facilities and surface infrastructure;
- Infill horizontal drilling and step-out drilling opportunities at Hazelwood beyond those included in the McDaniel Report – New Properties. Locations are fully defined by 3D seismic;
- Optimizing field oil cut management through the shut-in of select wells and increased total fluid from offset higher oil cut wells. Shut-in wells would be available for restart as oil cuts vary;
- Reperforating existing shut-in wells to access undrained reserves;
- Numerous exploratory opportunities defined by seismic from which value might be extracted by sale or farmout; and
- Selected development drilling opportunities for prolific Alida and Souris Valley subcrop oil accumulations.

Oil Wells

The following table sets forth the number and status of wells located on the New Properties as at April 1, 2003 which are producing or which are considered by the Corporation to be capable of producing. The New Properties do not include any producing natural gas wells.

	Producing [4] [5]		Shut-in[1]	
	Oil		Oil	
	Gross Wells [2]	Net Wells [3]	Gross Wells [2]	Net Wells [3]
Hazelwood	142	139.16	62	60.76
Moose Valley	98	97.02	25	24.75
Whitebear	67	58.29	29	25.23
Parkman East	37	26.27	25	17.75
Corning / Flinton	67	66.33	25	25.00
Wauchope/Lightning	12	11.28	11	10.34
TOTAL	423	398.35	177	163.83

Notes:

(1) "Shut-in" wells are wells which are not producing but which are considered by the Corporation to be capable of producing. Shut-in wells associated with the New Properties are located within a reasonable distance from or are already tied into gathering systems, pipelines or other means of transportation.

(2) "Gross" wells are the total number of wells in which the New Properties Vendor has a Working Interest.

(3) "Net" wells means the aggregate of the numbers obtained by multiplying each gross well by the percentage New Properties Vendor's Working Interest therein.

(4) Royalty interest wells have been assigned a net number of zero.

(5) Not all wells associated with the New Properties have been assigned reserves in the McDaniel Report – New Properties or are included in this table. See "Description of the Trust – The NPI and Direct Royalties – Reclamation Fund".

Production History

The sales volumes of crude oil, natural gas and natural gas liquids attributable to the New Properties, before deduction of royalties, for the periods indicated is summarized below.

	2003[1]		Year Ended December 31[1]		
	Second Quarter	First Quarter	2002	2001	2000
Crude Oil (Bbl/d)	5,479	5,976	6,287	6,964	6,299
Natural Gas (Mcf/d)	230	372	513	707	394
Natural Gas Liquids (Bbl/d)	28	20	–	–	–
Total (BOE/d 6:1)	5,546	6,058	6,373	7,082	6,365

Note:

(1) Based on information provided to the Corporation by the prior owners of the New Properties.

Approximately 99.5% of gross revenue from the New Properties is derived from crude oil and natural gas liquids with the remainder from natural gas production. On a BOE (6:1) basis, production is split between crude oil and natural gas liquids as to approximately 99% and natural gas as to approximately 1%.

The mix of the crude oil production and natural gas liquids from the New Properties for the January 1, 2003 period was approximately 98.5% light quality crude oil (27° API or greater), 1.0% condensate and 0.5% natural gas liquids. None of the crude oil production was comprised of heavier gravity (less than 20° API) crude oil.

Drilling History

The following table sets forth the gross and net development wells in respect of the New Properties in which the owners of the New Properties participated during the periods indicated.

	Year Ended December 31,			
	2002		2001	
	Gross (1)	Net (2)	Gross (1)	Net (2)
Crude Oil	14	13.8	47	47
Natural Gas	0	0.0	0	0
Dry	3	3.0	0	0
Service	0	0.0	9	9
Total	17	16.8	56	56

Notes:
(1) "Gross Wells" means the total number of wells in which the New Properties Vendor has a Working Interest.
(2) "Net Wells" means the aggregate of the numbers obtained by multiplying each gross well by New Properties Vendor's percentage Working Interest therein.
(3) Royalty interest wells have been assigned a net number of zero.

Capital Expenditures

The following table summarizes capital expenditures made by the prior owners of the New Properties on acquisitions, exploration and development drilling and production facilities and other equipment in respect of the New Properties for the periods indicated.

	2003 (1)		2002(1)				2001(1)			
($000's)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Property acquisitions(2)	–	–	–	78	10	–	95	47	10	105
Drilling(3)	1,015	212	2,760	349	1,026	1,797	4,834	6,507	2,371	5,945
Abandonments	–	–	234	135	–	11	276	74	–	–
Production equipment(4)	394	399	1,095	875	–	1,359	1,481	4,002	1,413	4,395
Workovers	–	–	–	–	4	–	–	2,166	1,179	2,317
Total	1,409	611	4,089	1,437	1,040	3,167	6,686	12,796	4,973	12,762

Notes:
(1) Based on information provided to the Corporation by the prior owners of the New Properties.
(2) Property acquisitions include production lease and production royalty purchases and property exchanges of lease and royalty interests.
(3) Drilling includes development drilling and miscellaneous intangible expenditures.
(4) Production equipment includes production and facility equipment, pipelines and miscellaneous tangible assets.

Netback History

The following table sets forth information respecting average net product prices received, royalties paid, operating expenses and netbacks received by the prior owners of the New Properties in respect of production of crude oil, natural gas liquids and natural gas from the New Properties for the periods indicated.

	Six months ended June 30, 2003	Year ended December 31, 2002	2001	2000
Average Net Production Prices Received				
Crude Oil ($/Bbl)	39.47	36.19	34.37	48.12
Oil Equivalent ($/BOE 6:1)	39.78	36.66	34.50	51.43
Royalties Paid	8.32	7.81	7.39	11.97
Crude Oil ($/Bbl)	8.32	7.81	7.39	11.97
Oil Equivalent ($/BOE 6:1)				
Operating Expenses	12.51	10.61	8.75	10.85
Crude Oil ($/Bbl)	12.51	10.61	8.75	10.85
Oil Equivalent ($/BOE 6:1)				
Netback Received				
Crude Oil ($/Bbl)	18.64	17.77	18.23	25.30
Oil Equivalent ($/BOE 6:1)	18.95	18.24	18.36	28.61

Note:
(1) Based on information provided to the Corporation.

Future Commitments

Pursuant to the New Properties Acquisition, the Corporation will assume an oil price hedge for 2,500 Bbls/d of WTI sales within a range defined by:

	Q4 2003	Calendar 2004
Floor	U.S. $24.00	U.S. $22.00
Ceiling	U.S. $30.45	U.S. $28.10

Marketing Arrangements

Crude oil from the New Properties is gathered into the Enbridge Saskatchewan pipeline system and sold to creditworthy customers at competitive market prices. Slightly more than half the current net sales volume is sold under the hedge contract described above under "Future Commitments" which expires in 2004. The balance of the crude oil production is sold on short term contracts.

SELECTED PRO FORMA INFORMATION

The following pro forma information reflects combined information related to the Existing Properties and the New Properties. All references in this section to the "Corporation" refers to all of the Operating Subsidiaries unless otherwise indicated or the context otherwise requires. See also "Description of the Existing Properties", "Acquisition of New Properties", "Schedule of Revenue and Expenses for the Initial Properties Acquired from Devon Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Six Months Ended June 30, 2002 and 2001", "Schedule of Revenue and Expenses for the Additional Properties Acquired from Anadarko Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Nine Months Ended September 30, 2002 and 2001", "Schedule of Revenue and Expenses for the New Properties – Years Ended December 31, 2002, 2001 and 2000 and Six Months Ended June 30, 2003 and 2002", "Consolidated Financial Statements of Harvest Energy Trust – June 30, 2003", "Consolidated Financial Statements of Harvest Energy Trust – December 31, 2002" and "Pro Forma Consolidated Financial Statements of Harvest Energy Trust as at June 30, 2003 and for the Six Months Ended June 30, 2003 and the Year Ended December 31, 2002" included in this prospectus for a description of each group of properties and their related reserve information, production information and direct revenue and operating expenses.

Pro Forma Description of Properties

The Existing Properties are located in East Central Alberta near Provost and include interests in the following major oilfields: Hayter, Thompson Lake, David North, West Provost, Bellshill Lake and Metiskow. The New Properties are located in South East Saskatchewan near Carlyle and include the following major oilfields: Hazelwood, Whitebear, Parkman East, Wauchope/Lightning, Corning/Flinton and Moose Valley. See "Description of the Existing Properties – Existing Principal Properties" and "Acquisition of New Properties – Principal Properties".

The Corporation has approximately an average 99% Working Interest in the Existing Properties and will acquire approximately an average 98% Working Interest in the New Properties. The Existing Properties are primarily operated by the Corporation and the Corporation expects to operate almost all of the New Properties following completion of the New Properties Acquisition.

Established Reserves (according to the McDaniel Report – Existing Properties and the McDaniel Report – New Properties using escalating price and cost assumptions), before deduction of royalties, for the Existing Properties and the New Properties are comprised of 16,568 Mbbls of light crude oil, 7,616 Mbbls of medium gravity crude oil, 8,870 Mbbls of heavy gravity crude oil, 273 Mbbls of natural gas liquids and 2,531 Mmcf of natural gas.

Associated with the Existing Properties are 17,745 net acres of Undeveloped Land, 757 net producing oil wells, 3.3 net producing natural gas wells, 290 net shut-in oil wells and 1.4 net shut-in natural gas wells and with the New Properties are 30,710 net acres of Undeveloped Land, 398 net producing oil wells, no net producing natural gas wells, 164 net shut-in oil wells, no net shut-in natural gas wells. In addition, the Corporation will acquire a 5% non-convertible gross overriding royalty, which is not subject to deductions, on over 200,000 net acres of undeveloped land adjacent to the area where the New Properties are situated.

This portfolio of Existing Properties and New Properties has the following characteristics:

(a) **Significant Reserve Accumulations:** The majority of the Existing Properties and New Properties share the similar attribute of possessing large accumulations of oil reserves. In total, management estimates these properties originally contained approximately 1,000 MMBOE OOIP. Management believes that exposure to large OOIP enables it to pursue expanded reserve recovery programs which could have a meaningful impact on extending the reserve life of the Properties and the profitability of the Operating Subsidiaries.

(b) **Reservoir Energy Through Active Water Drive:** The majority of the Existing Properties and New Properties share a reservoir attribute of having a natural bottom water drive derived from an underlying acquifier. It is management's view that this natural water flood provides ongoing reservoir sweep, and if managed properly, can increase ultimate reserve recovery.

(c) **Predictable Production Performance:** The production from the Existing Properties and the New Properties is derived from approximately 1,137 wells, which in aggregate have demonstrated a stable and predictable production history.

(d) **Operated:** The Corporation, as operator of the Existing Properties and the New Properties, will be able to exercise management and operating control to enhance the value of the Existing Properties and the New Properties for the benefit of the Trust.

(e) **Concentrated:** The Existing Properties and the New Properties are concentrated in relatively small areas in East Central Alberta and South East Saskatchewan. Management believes this will enable the Corporation to gain benefits from economies of scale in managing the Existing Properties and the New Properties and will also enable the Corporation to effectively enhance the value of the Existing Properties and the New Properties by applying experience gained from one property to the balance of the Existing Properties and the New Properties.

(f) **Development Potential:** Although the Existing Properties and the New Properties have been subject to extensive drilling and development programs, management believes that there are opportunities to improve

the production and to further develop the reserves associated with the Existing Properties and the New Properties.

Pro Forma Reserve Information

McDaniel has prepared the McDaniel Report – Existing Properties and the McDaniel Report – New Properties, evaluating as at January 1, 2003 the crude oil, natural gas and natural gas liquids reserves attributable to the Existing Properties, the Direct Royalties and the New Properties. The reserves shown in this section are the combined reserves as shown in the McDaniel Report – Existing Properties and the McDaniel Report – New Properties. **The McDaniel Report – Existing Properties and the McDaniel Report – New Properties evaluate the crude oil, natural gas and natural gas liquids reserves attributable to the Existing Properties, the Direct Royalties and the New Properties prior to provision for income taxes, interest and debt service costs, general and administrative expenses, facility site restoration, well abandonment, well site restoration costs and salvage recovery, but after providing for estimated royalties, operating costs and future capital expenditures. The probable reserves and the present worth value of such reserves as set forth in the tables below have been reduced by 50% to reflect the degree of risk associated with recovery of such reserves. It should not be assumed that the discounted future net cash flows estimated by McDaniel represent the fair market value of these reserves.** Additional assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

Pro Forma Petroleum and Natural Gas
Reserves and Pre-Tax Net Cash Flows
Escalating Cost and Price Case [(1)]

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) [(2)] Discounted at			
	Gross [(2)]	Net [(2)]	Gross [(2)]	Net [(2)]	0%	10%	15%	20%
Proved Reserves[(2)]								
Producing Reserves[(2)]	28,436	25,338	1,913	1,612	297,076	228,796	208,046	191,762
Non-Producing Reserves[(2)]	355	332	336	259	5,580	4,285	3,815	3,426
Proved Undeveloped[(2)]	2,286	1,919	95	78	22,383	15,274	12,844	10,894
Total Proved Reserves[(2)]	31,077	27,589	2,344	1,949	325,038	248,355	224,704	206,082
Risked Probable Reserves[(2)]	2,249	1,963	187	155	23,596	14,001	11,335	9,397
Established Reserves[(2)]	33,326	29,552	2,531	2,104	348,635	262,356	236,039	215,479

Notes:

(1) Columns may not add due to rounding.

(2) See Notes (1) through (12) to the table included in "Oil and Gas Reserves of the Existing Properties and the Direct Royalties" and Notes (1) through (13) to the table included in "Acquisition of New Properties – Oil and Gas Reserves".

Pro Forma Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows Constant Cost and Price Case [(1)]

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) [(1)(2)] Discounted at			
	Gross [(2)]	Net [(2)]	Gross [(2)]	Net [(2)]	0%	10%	15%	20%
Proved Reserves[(2)]								
Producing Reserves[(2)]	30,322	27,030	2,032	1,729	391,921	274,927	243,714	220,279
Non-Producing Reserves[(2)]	359	334	336	259	6,766	5,152	4,570	4,091
Proved Undeveloped[(2)]	2,327	1,956	95	78	27,374	18,617	15,688	13,356
Total Proved Reserves[(2)]	33,008	29,320	2,463	2,066	426,061	298,696	263,971	237,726
Risked Probable Reserves[(2)]	2,514	2,205	184	152	33,515	18,150	14,466	11,864
Established Reserves[(2)]	35,522	31,525	2,647	2,218	459,576	316,846	278,437	249,590

Notes:

(1) Columns may not add due to rounding.

(2) See Notes (1) through (12) to the table included in "Oil and Gas Reserves of the Existing Properties and the Direct Royalties" and Notes (1) through (13) to the table included in "Acquisition of New Properties – Oil and Gas Reserves".

Estimated Pre-Tax Net Cash Flows – Established Reserves of Pro Forma Properties Escalating Cost and Price Case [(1)] (Dollar amounts in thousands)

Year	Annual Production (MBOE)	Company Interest Revenue	Royalty Burdens [(2)]	Operating Expenses	Other Income	Net Operating Income	Net Capital Investment	Net Cash Flow [(3)(4)]
2003	5,986	184,557	30,111	52,529	60	101,977	8,155	93,822
2004	5,328	146,401	22,537	51,854	54	72,065	6,710	65,354
2005	4,536	125,055	18,645	49,301	48	57,157	5,221	51,937
2006	3,732	97,184	13,632	47,574	43	36,022	–	36,022
2007	3,055	80,929	10,717	44,736	39	25,515	–	25,515
2008	2,421	66,370	8,402	39,611	35	18,392	–	18,392
2009	1,716	49,020	5,893	30,978	32	12,182	–	12,182
2010	1,085	32,610	3,921	20,189	–	8,500	–	8,499
2011	839	26,188	2,970	16,871	–	6,347	–	6,347
2012	689	22,016	2,455	14,403	–	5,158	–	5,158
2013	588	19,321	2,128	12,804	–	4,390	–	4,390
2014	510	17,026	1,673	11,911	–	3,442	–	3,442
2015	456	15,485	1,467	11,220	–	2,799	–	2,799
2016	399	13,739	1,252	10,129	–	2,358	–	2,358
2017	365	12,856	1,122	9,757	–	1,977	–	1,977
Remainder	2,043	79,490	7,539	61,509	–	10,442	–	10,442
Total	33,747	988,245	134,462	485,374	311	368,723	20,085	348,636

Notes:

(1) Numbers may not agree with the McDaniel Report – Existing Properties and the McDaniel Report – New Properties and columns may not add, in both cases due to rounding.

(2) Includes mineral taxes.

(3) Undiscounted.

(4) Net cash flow before income taxes, interest, general and administrative expenses and estimated site restoration and abandonment costs.

Selected Pro Forma Production Information

The sales volumes of crude oil, natural gas and natural gas liquids attributable to the Existing Properties and the New Properties, before deduction of royalties, for the periods indicated are summarized below.

	2003(1)(4)		Year Ended December 31,(1)(2)(3)(4)		
	Second Quarter	First Quarter(2)(3)	2002	2001	2000
Crude Oil (Bbls/d)	14,850	14,010	15,623	14,836	12,826
Natural Gas (Mcf/d)	1,391	1,247	1,694	1,303	640
Natural Gas Liquids (Bbls/d)	95	63	5	–	–
Total (BOE/d 6:1)	15,177	14,281	15,910	15,053	12,933

Notes:

(1) In respect of the Existing Properties, based on information provided to the Corporation by the Existing Properties Vendors for the periods where the applicable Existing Properties were not held by the Operating Subsidiaries and the Corporation's records for all other purposes.

(2) In respect of the New Properties, based on information provided to the Corporation by the prior owners of the New Properties.

(3) Does not include production from the Killarney, Amisk and Czar properties.

(4) See also "Other Information About the Existing Properties – Production History" and "Acquisition of New Properties – Production History".

Pro Forma Direct Revenue and Operating Expenses

The following table sets forth revenue and operating expenses directly attributable to the Existing Properties and the New Properties for the periods indicated.

	2003(1)		Year Ended December 31, (1)(3)		
	Second Quarter	First Quarter(3)	2002	2001	2000
	($000's) (unaudited)	($000's) (unaudited)	($000's)	($000's)	($000's)
Revenue:					
Petroleum and natural gas sales (1)(2)	33,588	30,701	153,285	144,231	191,220
Operating expenses	12,944	13,152	51,325	47,031	43,336
Operating Income	20,644	17,549	101,960	97,200	147,884

Notes:

(1) See "Schedule of Revenue and Expenses for the Initial Properties Acquired from Devon Canada Corporation – Years ended December 31, 2001, 2000 and 1999 and Six Months ended June 30, 2002 and 2001", "Schedule of Revenue and Expenses for the Additional Properties Acquired from Anadarko Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Nine Months Ended September 30, 2002 and 2001", "Schedule of Revenue and Expenses for the New Properties – Years Ended December 31, 2002, 2001 and 2000 and Six Months Ended June 30, 2003 and 2002", "Consolidated Financial Statements of Harvest Energy Trust – June 30, 2003", "Consolidated Financial Statements of Harvest Energy Trust – December 31, 2002" and "Pro Forma Consolidated Financial Statements of Harvest Energy Trust as at June 30, 2003 and for the Six Months Ended June 30, 2003 and the Year Ended December 31, 2002" included in this prospectus. See also "Other Information about the Existing Properties – Direct Revenue and Operating Expenses" and "Acquisition of New Properties – Netback History".

(2) Including royalties.

(3) Does not include revenue and expenses from the Killarney, Amisk and Czar properties.

DESCRIPTION OF THE TRUST

General

The Trust was established for the purposes of:

(a) acquiring the NPI and similar interests from the Corporation and similar interests and acquiring Direct Royalties;

(b) making payments to the Corporation, to the extent of the Trust's available funds, for 99% of the Corporation's cost of (including any amount borrowed to acquire) any Canadian resource property acquired by the Corporation, and the cost of (including any amount borrowed to fund) certain designated capital expenditures in relation to the Properties;

(c) acquiring or investing in securities of the Corporation and in the securities of any other entity including, without limitation, bodies corporate, partnerships or trusts that are Permitted Investments, and borrowing funds or otherwise obtaining credit for that purpose;

(d) disposing of any part of the Trust Fund, including, without limitation, any securities of the Corporation;

(e) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and

(f) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The NPI and Direct Royalties

Overview

The NPI consists of the right to receive a monthly payment from the Operating Subsidiaries pursuant to the terms of the NPI Agreements, equal to the amount by which ninety-nine (99%) percent of the gross proceeds from the sale of production attributable to Property Interests for such month (the "NPI Revenues") exceed ninety-nine (99%) percent of certain deductible production costs for such period. The residual 1% share of gross proceeds from the sale of production which does not form part of the NPI is retained by the Operating Subsidiaries, together with any income of the Operating Subsidiaries derived from Properties that are not Working Interests in Canadian resource properties (including the Corporation's 1% share of income from the royalty interests from which the Direct Royalties are derived), is used to defray certain expenses and capital expenditures of the Operating Subsidiaries.

In calculating the NPI, the Operating Subsidiaries deduct various costs and expenses. The Trust also reimburses the Operating Subsidiaries for Crown royalties and other Crown charges payable by the Operating Subsidiaries in respect of production from or ownership of the Corporation's Properties. The Operating Subsidiaries are entitled to set off the right to be so reimbursed against the obligation to pay the NPI.

Pursuant to the NPI Agreements, the Trust must pay to the Operating Subsidiaries the Deferred Purchase Price Obligation. To satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of the Trust Units or the proceeds from the disposition of the NPI on any Properties are paid to the Corporation. The Trust is not required to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available. See "Deferred Purchase Price Obligation" below for a more detailed description of the Deferred Purchase Price Obligation.

Pursuant to the NPI Agreements substantially all of the economic benefit derived from the assets of the Operating Subsidiaries accrues to the benefit of the Trust and ultimately to the Unitholders. The term of each of the NPI Agreements is for so long as there are petroleum and natural gas rights to which the NPI Agreement applies.

In addition to the NPI, the Trust owns a beneficial interest in the Direct Royalties and the Trust may acquire further Direct Royalties. Such Direct Royalties may consist of direct petroleum and natural gas royalty interests and may be acquired from time to time.

Deferred Purchase Price Obligation

Pursuant to the NPI Agreements, the Deferred Purchase Price Obligation consists of an ongoing obligation of the Trust to pay to the Operating Subsidiaries, to the extent of the Trust's available funds, an amount equal to:

(a) the portion of acquisition costs incurred by the Operating Subsidiary from time to time which are attributable to Canadian resource property, plus

(b) certain designated drilling, completion, equipping and other costs, in respect of the Properties, plus

(c) the portion of indebtedness incurred in respect of such acquisition costs and capital expenditures, payable at the time of satisfaction by the Corporation of such indebtedness.

To satisfy the Deferred Purchase Price Obligation, the Trust is required to pay over to the Corporation the net proceeds of any issue of the Trust Units or the proceeds from the disposition of the NPI of any Properties held by the Corporation. The Trust is not obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

To the extent that the Corporation designates an expenditure as a Deferred Purchase Price Obligation:

(a) if the designated expenditure is funded by issuing additional Trust Units, by the proceeds of dispositions of the Canadian resource property component of Properties, by the disposition of Direct Royalties or by the issuance of debt, it will not be a charge against the income from the NPI, and therefore will not reduce payments of income from the NPI to the Trust or distributions to Unitholders;

(b) the Trust will be obliged to pay to the Corporation 99% of the amount of the designated expenditure to the extent not funded by borrowing by the Corporation;

(c) the cost to the Trust of the designated expenditure will be added to the Canadian oil and gas property expenditures account of the Trust, thus creating additional tax deductions (see "Canadian Federal Income Tax Considerations"); and

(d) the additional revenue generated from the Properties acquired by the designated expenditure will be added to the revenues used to calculate income from the NPI, thereby potentially increasing the amount payable to the Trust under the NPI Agreements.

Reserve Fund

Under the NPI Agreements, the Operating Subsidiaries are entitled to pay such amounts of the revenues received from Production and other income received by the Corporation in respect of the Properties into the Reserve Fund if, as and when the Corporation determines, in its reasonable discretion, that it is prudent to do so in accordance with prudent business practices, to provide for payment of production costs which the Corporation estimates will or may become payable in the next six months for which there may not be sufficient revenues to satisfy such costs in a timely manner. Funds retained by the Corporation in the Reserve Fund are required to be used by the Corporation to fund the payment of production costs. To the extent that funds are drawn from the Reserve Fund and used to pay production costs, such amounts will be deducted from the NPI.

Reclamation Fund

Each of the Operating Subsidiaries are liable for their share of ongoing environmental obligations and for the ultimate reclamation of the Properties upon abandonment. Pursuant to the NPI Agreements, the Operating Subsidiaries have established a funding strategy for the purpose of funding currently estimated future environmental and reclamation obligations. To the extent that funds from the reclamation funds are used for site restoration and well and facility abandonment expenditures such amounts are deducted in calculating income from the NPI.

Ongoing environmental obligations are expected to be funded out of debt and cash flow. Those obligations will reduce the amount of income from the NPI payable to the Trust. The Corporation currently estimates that the future environmental and reclamation obligations, after salvage recovery, in respect of the Existing Properties will aggregate approximately $20 million over the life of the Existing Properties, and in respect of the New Properties will aggregate approximately $9.9 million over the remaining life of the New Properties.

In addition to the identified producing wells and wells capable of production, the Existing Properties include interests in 222 gross (191 net) active injection, disposal or service wells and 146 gross (126 net) suspended or shut-in wells, all of which have been included in the total estimate of the Corporation's future environmental and reclamation obligations. **The estimates of reserves associated with the Existing Properties and the present worth of future net cash flows from such reserves contained in the McDaniel Report – Existing Properties are stated before providing for estimated facility site restoration, well abandonment, well site restoration costs and salvage recovery.**

The New Properties include interests in 91 gross (87 net) active injection, disposal or service wells and 165 gross (158 net) suspended or shut-in wells, all of which have been included in the estimate of the Corporation's future environmental and reclamation obligations. **The estimates of reserves associated with the New Properties and the present worth of future net cash flows from such reserves contained in the McDaniel Report – New Properties are stated before providing for estimated facility site restoration, well abandonment, well site restoration costs and salvage recovery.**

Cash Available For Distribution

Cash Available For Distribution consists of any amounts received by the Trust pursuant to the NPI and the Direct Royalties, any interest or other income from Permitted Investments, ARTC received by the Trust net of non-deductible Crown royalties that are reimbursed by the Trust to the Operating Subsidiaries, dividends on the shares of the Operating Subsidiaries or any other dividends on securities of the Operating Subsidiaries less all expenses and liabilities of the Trust, including debt service costs, which are due or accrued and which are chargeable to income.

Pursuant to the Trust Indenture and the Administration Agreement, the Corporation calculates income from the NPI for each calendar month and arranges for payment of certain direct expenses of the Trust from the NPI.

The actual amount of Cash Available For Distribution depends on, among other things, the quantity and quality of crude oil, natural gas and natural gas liquids produced, prices received for such production, direct expenses of the Trust, taxes, operating costs, transportation and processing costs, capital expenditures, debt service costs, Crown and other royalties, other Crown charges, net contributions to the reclamation funds, net contributions by the Operating Subsidiaries to the Reserve Fund, and general and administrative costs of the Trust and the Operating Subsidiaries. See "Risk Factors".

The Operating Subsidiaries also have the discretion to incur debt or retain cash in order to modify seasonal and other variations in Cash Available For Distribution. Unitholders may also receive distributions of the net proceeds received from sales of Properties to the extent the Corporation determines not to use those proceeds to acquire additional Properties.

Delay in Cash Available For Distribution

In addition to the usual delays in payment by purchasers of oil and natural gas to the operator of the Properties, and by the operator to the Operating Subsidiaries or the Trust, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of Properties, or the establishment by the operator of reserves for such expenses.

Capital Fund

The Trust retains up to 50% of the Cash Available For Distribution in its Capital Fund to finance future acquisitions and development of Properties with the intent that it will be able to continue to provide or maintain the Cash Available For Distribution over a longer period of time than would otherwise be the case. Allocations to the Capital Fund as at June 30, 2003 were approximately $6.1 million.

Distributable Cash

Distributable Cash consists of the balance of the Cash Available For Distribution after the retention of funds by the Trust for the Capital Fund, which is distributed to Unitholders.

Unitholders of record on a Record Date are entitled to receive monthly cash distributions of the Distributable Cash which will become payable on the 15th day following the Record Date, and if such date of payment is not a Business Day on the next Business Day after the 15th day following the Record Date.

Income Tax Treatment

Any amounts paid by the Trust in respect of acquisition costs and the Deferred Purchase Price Obligation is COGPE of the Trust in the year incurred. The Trust's share of any proceeds of disposition of Canadian resource properties which are receivable as a result of the release of the NPI will reduce the Trust's cumulative COGPE. In determining the portion of Distributable Cash that is taxable to a Unitholder, the Trust is entitled to an annual deduction in respect of its cumulative COGPE account, resource allowance and capitalized issue expenses in accordance with the provisions of the Tax Act. The portion of Distributable Cash to Unitholders that is not taxable in the Trust is treated as a return of capital and reduces the adjusted cost base of Trust Units held as capital property by a Unitholder. In this respect, the taxation of capital distributions is deferred until an actual or deemed disposition of Trust Units occurs or a holder's Trust Units have an adjusted cost base which is less than zero. See "Canadian Federal Income Tax Considerations".

Board of Directors

The Corporation has a board of directors consisting of 5 individuals. Pursuant to the Trust Indenture, Unitholders are entitled to elect the Board of Directors annually. Prior to all annual meetings, the Corporation will deliver an information circular and form of proxy to Unitholders with respect to the election of the directors of the Corporation at any such meeting. See "Information Respecting the Corporation – Directors and Officers of the Corporation".

Delegation of Authority, Administration and Trust Governance

The Harvest Board has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to the Corporation responsibility for any and all matters relating to the following: (i) an offering of securities; (ii) ensuring compliance with all applicable laws, including in relation to an offering; (iii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (viii) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

Under the NPI Agreements, the Operating Subsidiaries have the exclusive control and authority over development of, and recovery of petroleum, natural gas and natural gas liquids from, the Properties and lands pooled or unitized therewith, including, without limitation, making all decisions respecting whether, when and how to drill, complete, equip, produce, suspend, abandon and shut-in wells and whether to elect to convert royalties to working interests. The Harvest Board has determined that all significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $5 million; (ii) the approval of capital expenditure budgets; (iii) the approval of risk management policies and activities proposed to be undertaken, and (iv) the establishment of credit facilities, shall be made by the Board of Directors.

In exercising its powers and discharging its duties, the Corporation must act honestly and in good faith and exercise the degree of care, diligence and skill that a reasonably prudent oil and natural gas industry advisor and administrator would exercise in comparable circumstances. The Corporation's objective in exercising its powers and discharging its duties is to maximize the income distributable to the Unitholders to the extent consistent with long-term growth in the value of the Trust. In pursuing such an objective, the Corporation employs and will continue to

employ prudent oil and natural gas business practices. All of the Corporation's business is and will continue to be conducted in accordance with applicable laws with a view to the best interests of the Unitholders and the Trust.

The Harvest Board reviews on an ongoing basis both the nature and extent of the services required of the Corporation by the Trust and the costs of providing such services.

General and administrative costs are deducted from production revenues in computing income from the NPI to the extent not paid from the residual income of the Corporation or deducted by the Trust in computing Cash Available For Distribution. General and administrative costs are generally charged to the Trust by the Corporation based on direct costs incurred in fulfilling the obligations of the Corporation to the Trust pursuant to the Trust Indenture and the Administration Agreement. The Corporation is entitled to reimbursement for all of its direct and indirect expenses, costs and expenditures in connection with the creation, start-up, set-up and organization of the Trust and the transition from the Existing Properties Vendors and the New Properties Vendor to the Corporation of ownership, management and operatorship of the Existing Properties and the New Properties. To the extent that such costs have been incurred to date, they have been paid by the Corporation through drawdowns under a prior credit facility and an interim loan which had been provided to the Trust by Caribou.

Borrowing by the Trust

On July 28, 2003, the Trust entered into the Equity Bridge Notes with the Bridge Lenders which provide for advances of up to $40 million to the Trust to assist with the payment of the Deferred Purchase Price Obligation in connection with the acquisition of the New Properties. On September 29, 2003, the Equity Bridge Notes were amended to permit advances to be used to pay out the Prior Bank Facility and the Trust entered into the Bridge Notes. The Bridge Notes provide for advances of up to $30 million to the Trust to assist with the payment of the Deferred Purchase Price Obligations as a result of the acquisition of the New Properties and to pay out the Prior Bank Facility. No commitment or arrangement fee has or will be earned by the Bridge Lenders through the provision of the Bridge Agreements.

The terms of the Bridge Agreements call for quarterly interest payments to be made to the Bridge Lenders in arrears due on the first business day following a calendar quarter. The payments are calculated daily at a fixed rate of 10% per annum using a 365 or 366 (as the case may be) year. Under the Equity Bridge Notes, the Trust has the option to settle the quarterly interest payments with cash or, subject to receipt or applicable regulatory approval, the issue of Trust Units. If the Trust elects to issue Trust Units the Trust is required to give the Bridge Lenders at least 5 business days notice. The number of Trust Units to be issued to the Bridge Lenders to settle a quarterly payment shall be equivalent to the quarterly payment amount divided by 90% of the ten-day weighted average trading price of the Trust Units on TSX over the last 10 trading days of the calendar quarter.

The Trust also has the option to repay the principal amounts outstanding at any time. The Trust is required to give the Bridge Lenders ten business days written notice prior to the Trust's repayment of principal. If the Trust chooses to partially repay the outstanding principal amount, such payment is to be made in cash. Under the Equity Bridge Notes, if the Trust elects to repay the full principal amount plus the accrued quarterly payment at maturity, the Trust then has the option to settle its obligation with cash or, subject to receipt of applicable regulatory approvals, the issue of Trust Units. If the Trust elects to issue Trust Units, the Trust is required to give the Bridge Lenders at least five business days notice. The number of Trust Units to be issued to the Bridge Lenders to settle the principal amount and accrued quarterly payment amount shall be equivalent to the sum of the principal and accrued quarterly payment amounts divided by 90% of the ten-day weighted average trading price of the Trust Units on TSX over the last ten trading days immediately prior to the date that the obligation will be settled. Notwithstanding the above, the outstanding principal portion and all accrued and unpaid interest on the Bridge Agreements is due and payable in full on January 1, 2005. The amount due on January 1, 2005 may be settled by the payment of cash and in the case of the Equity Bridge Notes, subject to receipt of applicable regulatory approvals, the issue of Trust Units, with notice provided and the calculation of the number of Trust Units to be issued as indicated above. Security has been provided to the Bridge Lenders in the form of a fixed and floating debenture on the Trust's NPI. The Bridge Lenders may demand payment of the full amount if specified events of default under the Bridge Agreements occur. The Trust does not have the option to issue Trust Units to satisfy its repayment obligations under such a demand.

As of the date hereof, approximately \$22.5 million is outstanding under the Equity Bridge Notes and approximately \$14 million is outstanding under the Bridge Notes. Upon completion of the New Properties Acquisition, the Corporation anticipates repaying approximately \$8.5 million of the Equity Bridge Notes and approximately \$14.0 million of the Bridge Notes through drawings under the New Bank Facility. See "Capitalization of the Trust".

INFORMATION RESPECTING THE CORPORATION

The Corporation was incorporated under the *Business Corporations Act* (Alberta) on May 14, 2002 as 989131 Alberta Ltd. On May 17, 2002, the Corporation amended its Articles of Incorporation to change its name to Coyote Energy Inc. and on September 17, 2002, the Corporation changed its name to "Harvest Operations Corp.". The head and principal office of the Corporation is located at Suite 1900, 330 - 5th Avenue S.W., Calgary, Alberta, T2P 0L4 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9. All of the issued and outstanding shares of the Corporation are held in the name of the Trustee for the benefit of, and on behalf of, the Trust.

Business

The Corporation manages and administers the Trust and WEI on behalf of the Trust and is responsible for the oil and natural gas technical, investment, engineering, geological, land management, financial and administrative services and commodity marketing services relating to the Properties and the Trust. Each of the directors and senior management of the Corporation have been involved in the oil and natural gas industry for, on average, in excess of 18 years. The Corporation has a staff made up of 23 head office employees and consultants and 41 field employees and consultants dedicated to the Existing Properties, with key personnel having extensive experience in all technical, operating and financial aspects of the oil and natural gas industry including:

- organizing, operating, managing, developing and optimizing petroleum and natural gas properties;
- evaluating, acquiring and disposing of petroleum and natural gas properties; and
- marketing petroleum, natural gas and natural gas liquids.

The Corporation has added 31 additional employees and contractors to coordinate the field operations of the New Properties.

Management Policies and Strategies

As a result of management's past experience, the members of the management team have established proven track records in acquiring, developing and operating oil and natural gas reserves. Management of the Corporation believes that the success derived from these experiences can be attributed to several management principles, including:

(a) a focused and rigorous evaluation and acquisition strategy having an objective of acquiring operated oil and natural gas reserves at low costs;

(b) employing operating and management strategies and controls to increase production rates and enhance production netbacks, primarily through production cost reduction;

(c) identifying and exploiting upside opportunities in acquired Properties to increase production and reserve recovery;

(d) acquiring other assets within existing operating areas to achieve operating and development efficiencies; and

(e) managing risk effectively through prudent insurance and commodity hedging programs and hands-on property management.

Activities undertaken by the management of the Corporation on behalf of the Trust are intended to be directed towards:

- optimizing consistent levels of Cash Available For Distribution and ultimately, the Distributable Cash paid to Unitholders;
- capturing the maximum cash flow, production and reserve recovery from the Properties; and
- striving for long-term growth in the value of the Properties and consequently the value of the NPI and the Direct Royalties held by the Trust by improving recovery levels from existing Properties and acquiring additional Properties.

Borrowing by the Corporation

The Operating Subsidiaries and the Trust are permitted to incur indebtedness to purchase Property Interests, effect capital expenditures or other obligations or expenditures in respect of the Properties or for working capital purposes. Indebtedness of the Operating Subsidiaries to fund the purchase of Canadian resource properties may be repaid with funds received from the Trust pursuant to the Deferred Purchase Price Obligation. The Harvest Board has established the following guidelines with respect to the indebtedness of the Operating Subsidiaries: (i) amounts borrowed to finance the purchase of Properties should not exceed 50% of the Reserve Value of all Properties including those to be acquired at the time of borrowing as shown on the latest available independent engineering report, unless specifically approved by the Board of Directors; and (ii) the estimated annual debt service costs for the 12 months following the borrowing on amounts borrowed to finance capital expenditures or other financial obligations or expenditures required to maintain or improve production from the Properties should not exceed 50% of the estimated income from the NPI and income from Direct Royalties for such 12 month period, unless specifically approved by the Board of Directors. The Operating Subsidiaries are entitled to grant security in priority to the NPI and the Trust is permitted to grant security on the NPI and Direct Royalties to secure the loan of funds directly to the Trust or secure guarantees granted by the Trust of indebtedness of the Operating Subsidiaries. The borrowings of the Trust require approval by the Board of Directors.

Debt service costs of the Operating Subsidiaries are deducted in computing NPI income and debt service costs of the Trust are deducted in computing Cash Available For Distribution. Debt repayment by the Operating Subsidiaries is scheduled to minimize, to the extent possible, any income tax payable by the Operating Subsidiaries.

On October 3, 2003, the Corporation entered into the New Interim Bank Facility with the New Interim Lender to provide a $15 million revolving operating demand loan to be used to pay out WEI's credit facility with a Canadian chartered bank and for general working capital purposes. On October 3, 2003, the Corporation paid out $2.9 million in respect of the borrowings and accrued interest on WEI's credit facility.

The New Interim Bank Facility permits drawings in Canadian dollars and U.S. dollars, and includes $6 million for letters of credit and a $2 million mark-to-market facility to hedge interest rates and foreign currency. Interest rates are a function of the type of borrowing and are set equal to the prime rate or the U.S. base rate for U.S. dollar advances, as designated by the New Interim Lender plus one-half percent. The Corporation is also subject to a standby fee equal to 0.125% per annum on the undrawn portion of the New Interim Bank Facility.

Security for the New Interim Bank Facility consists of a general assignment of book debts, a $150,000,000 floating charge debenture over all assets of the Corporation, subordination agreements on NPI and Bridge Agreements payments and distribution payment restrictions to Unitholders under certain circumstances.

Events of default under the New Interim Bank Facility include: failure to pay interest or principal when due; failure to meet security or other covenants; material misrepresentation by the Corporation; material adverse change in the financial condition of operations of the Corporation; uncontested proceedings initiated to enforce encumbrances on the Corporation's assets that have an aggregate value of $500,000; liquidation, winding-up or dissolution of the Corporation; ceasing to carry on business; and appointment of receiver or trustee appointed by a judicial body or pursuant to another agreement.

Upon closing of the New Properties Acquisition, the New Interim Bank Facility is expected to be replaced with the New Bank Facility described below.

On July 16, 2003 the Corporation accepted a term sheet for a New Bank Facility with a syndicate of Canadian chartered banks and Alberta Treasury Branches. The New Bank Facility is a revolving reducing demand loan of $105 million with availability reducing by $4.5 million on the last day of each calendar month starting July 31, 2003. The New Bank Facility will be available upon the closing of the New Properties Acquisition. The New Lender is scheduled to complete an interim and annual review of the New Bank Facility on or before May 1, 2004. Borrowings under the New Bank Facility will be used to repay the New Interim Bank Facility, to partially finance the New Properties Acquisition, to partially repay amounts outstanding under the Bridge Agreements and for ongoing working capital requirements. The New Bank Facility permits drawings in Canadian dollars and U.S. dollars and includes bankers acceptances, LIBOR, $10 million in letters of credit and a $3.0 million mark to market facility to be used to hedge interest rates and foreign currency. Interest rates are a function of the type of borrowing and the most recent consolidated debt to trailing calendar quarter's annualized cash flow. The table below indicates the per annum interest rates for the type of borrowings and the debt to annualized cash flow ratios.

		Debt to Annualized Cash Flow Ratio				
Borrowing	**Base Rate**	**<1.0x**	**1.0x – 1.5x**	**1.5x – 2.0x**	**2.0x – 3.0x**	**>3.0x**
Canadian $	Cdn. Bank Prime	+0.25%	+0.375%	+0.50%	+0.75%	+1.50%
Banker's Acceptances	Market rates	+1.25%	+1.50%	+1.75%	+2.00%	N/A
U.S. $	U.S. Bank Prime	+0.25%	+0.375%	+0.50%	+0.75%	+1.50%
LIBOR	Market rates	+1.25%	+1.50%	+1.75%	+2.00%	N/A

The Corporation will also be subject to a standby fee equal to 0.125% per annum on the undrawn amount of the New Bank Facility.

Security for the New Bank Facility will consist of: a general assignment of book debts; a $150,000,000 debenture with a floating charge over all of the assets of the Corporation; representation as to title of oil and natural gas leases and reserves; subordination agreements on NPI payments, Bridge Agreements payments, and distribution payment restrictions to Unitholders upon demand for repayment or an event of default, or under certain circumstances, upon a borrowing base shortfall or default. Covenants for the New Bank Facility include: maintenance of a working capital ratio (current assets plus unused portion of the New Bank Facility divided by current liabilities excluding bank debt) of at least 1:1; maintenance of minimum hedging of 50% and 25% of oil volumes for the first four forward and next four calendar quarters, respectively; and industry standard requirements in respect of reporting, operations, compliance with laws, payment of taxes, environmental, lender access to books and records, maintenance of records, change in control, merger, amalgamation, payment of dividends or distribution of capital, incur additional secured indebtedness or guarantee of obligations of others, dispose of assets with annual proceeds greater than $100,000 and hedge more than 75% of working interest production volumes.

Events of default under the New Bank Facility include: failure to pay interest or principal when due; failure to meet security or covenants; material misrepresentation; material adverse change in the financial condition of operations of the Corporation; uncontested proceedings initiated to enforce encumbrances on the Corporation's assets that have an aggregate value of $500,000; liquidation, winding-up or dissolution of the Corporation; ceasing to carry on business; and appointment of receiver or trustee appointed by judicial body or pursuant to another agreement.

See also "Use of Proceeds" and "Acquisition of New Properties".

Commodity Hedging

The Corporation has entered into the following oil price hedging contracts with various counterparties, including the Corporation's prior lender:

Swaps:	Term	Price per Barrel
1,000 Bbls/d	October through December 2003	Cdn $36.63
1,510 Bbls/d	January through March 2004	U.S. $23.23
1,300 Bbls/d	January through March 2004	U.S. $24.33
500 Bbls/d	January through December 2004	U.S. $24.12
500 Bbls/d	January through December 2004	U.S. $24.25
1,430 Bbls/d	April through June 2004	U.S. $22.93
1,200 Bbls/d	April through June 2004	U.S. $25.50
1,380 Bbls/d	July through September 2004	U.S. $22.70
500 Bbls/d	July through September 2004	U.S. $24.56
1,325 Bbls/d	October through December 2004	U.S. $22.54
500 Bbls/d	October through December 2004	U.S. $24.03
500 Bbls/d	January through December 2005	U.S. $24.00
1,100 Bbls/d	January through March 2005	U.S. $22.38
1,030 Bbls/d	April through June 2005	U.S. $22.18
Swaps based on Lloydminster Blend Crude differential		
2,000 Bbls/d	January through December 2004	U.S. ($7.75)
1,100 Bbls/d	January through December 2004	U.S. ($8.20)

Collars:	Term	Price per Barrel
500 Bbls/d	October through December 2003	Cdn $35.50 – 37.35
1,000 Bbls/d	January through December 2004	U.S. $23.00 – 27.95
1,000 Bbls/d	January through December 2004	U.S. $25.00 – 28.25

Options:	Term	Price per Barrel
500 Bbls/d	January through December 2004	Short put U.S. $15.50
1,000 Bbls/d	January through December 2004	Short put U.S. $18.00
1,000 Bbls/d	January through December 2004	Short put U.S. $18.00

On August 1, 2002, the Corporation entered into a physical contract to deliver at Hardisty, Alberta until December 31, 2003, 6,000 Bbls/d of Lloydminster blend crude oil to a vendor from whom properties had been acquired. This requires the Corporation to purchase approximately 1,000 Bbls/d of diluent to blend with its production to meet the oil quality requirements at the delivery point. Under the contract, the Corporation is paid a price equal to the NYMEX calendar WTI price less a fixed differential of U.S. $8.233 per Bbl, such price not to be less than U.S. $14.40 per Bbl or greater than U.S. $17.244 per Bbl. In effect, this contract applies a fixed differential to a WTI price collar between U.S. $22.633 and U.S. $25.477 per Bbl. This contract is effective until December 31, 2003. In addition, pursuant to the New Interim Bank Facility and the New Bank Facility, the Corporation is required to maintain a minimum hedging of 50% and 25% of oil volumes (net of royalties) for the first four forward and next four calendar quarters, respectively, and a maximum hedging of 75% of oil equivalent volumes (net of royalties).

The Corporation has also entered into the following electrical power swap contracts with various counterparties:

	Term	Price per MegaWatt
5MW	January through December 2003	Cdn $46.30
5MW	January through December 2004	Cdn $46.00
5MW	January through December 2004	Cdn. $46.00
5MW	January through December 2005	Cdn $43.00
10MW	April 2003 through March 2006	Cdn $44.50
5MW	January through December 2005	8.40 GJ/MWh heat rate
5MW	January through December 2004	Cdn $45.50

Directors and Officers of the Corporation

The names, municipalities of residence, present positions with the Corporation and principal occupations during the past five years of the directors and officers of the Corporation are set out in the table below and in the text which follows thereafter.

Name and Municipality of Residence	Position with the Corporation	No. of Trust Units Held (1)	Principal Occupation
John A. Brussa (2)(4) Calgary, Alberta	Director	249,600	Barrister and Solicitor; Partner of Burnet, Duckworth & Palmer LLP (a law firm).
M. Bruce Chernoff (3)(4) Calgary, Alberta	Director, Chairman	4,934,406 (7)	Professional Engineer; Chairman of the Corporation; President and Director of Caribou (a private investment management company) since June 1999; from April 2000 to October 2001, Executive Vice President and Chief Financial Officer of Petrobank Energy and Resources Ltd. ("Petrobank") (a public oil and natural gas company); from February to June 1999, Executive Vice President and Chief Financial Officer of Pacalta Resources Ltd. ("Pacalta") (a public oil and natural gas company); prior thereto, Executive Vice President of Pacalta.
Hank B. Swartout (3) Calgary, Alberta	Director	500,000	Chairman, President and Chief Executive Officer of Precision Drilling Corporation since July, 1987.
Verne G. Johnson (2)(3) Calgary, Alberta	Director	20,000	President of KristErin Resources Inc., a private family company since January 2000; Senior Vice President, Funds Management of Enerplus Resources Group from 2000 to 2002; prior thereto, President and Chief Executive Officer of AltaQuest Energy Corporation from 1999 to 2000; prior thereto, President of Ziff Energy Group (an energy consulting company) from 1997 to 1999; prior thereto, President and Chief Executive Officer of ELAN Energy Inc. (a public oil and natural gas company) from 1989 to 1997.
Hector J. McFadyen (2)(4) Calgary, Alberta	Director	20,000	Independent businessman and Director of Hunting PLC (a UK based public international oil services company); director of Computershare Trust Company of Canada (a private Canadian company that manages the administration of shareholder and employee records for public and private companies through North America); formerly, President, Midstream Division, Alberta Energy Company Ltd. (a public oil and natural gas company).
Jacob Roorda Calgary, Alberta	President	160,339 (8)	Professional Engineer, President of the Corporation; from June 1999 to July 2002, Managing Director, Research Capital (a mid-sized investment banking dealer); from January 1996 to March 1999, Vice President, Corporate, Director and co-founder of PrimeWest Energy Trust ("PrimeWest") (a public energy trust); from May 1991 to January 1996, Manager, Business Development, Fletcher Challenge (a private oil and natural gas company).

Name and Municipality of Residence	Position with the Corporation	No. of Trust Units Held (1)	Principal Occupation
J.A. Ralston Calgary, Alberta	Vice President, Operations	107,262	Vice President, Operations of the Corporation; from 1996 to 2002, Manager, Production of Penn West Petroleum ("PennWest") (a public oil and natural gas company).
David M. Fisher Calgary, Alberta	Vice President, Finance	48,451 (9)	Vice President, Finance of the Corporation since October 2002; from September 1998 to October 2002, Director, Vice President, Finance and Chief Financial Officer of Integra Resources Ltd. ("Integra") (a private oil and natural gas corporation); from April 1995 to July 1998, Vice President, Finance and Chief Financial Officer of Canrise Resources Ltd. (a public oil and natural gas corporation); from June 1994 to April 1995 independent consultant; from April 1985 to May 1994, Manager, Corporate Reporting of Canadian Hunter Exploration Ltd.
David J. Rain Calgary, Alberta	Corporate Secretary	80,700 (10)	Chartered Accountant; Corporate Secretary of the Corporation; Vice President, Finance and Chief Financial Officer of Petrobank since October 2001; Vice President and Director of Caribou since April 2001; from April 2000 to September 2001, Director, Corporate Finance of Petrobank; from May 1997 to June 1999, Corporate Controller and Treasurer of Pacalta.

Notes:
(1) Represents all Trust Units held directly or indirectly or over which such person exercises control or direction. Based upon information provided by the director or officer to the Trust.
(2) Member of the Audit and Corporate Governance Committee.
(3) Member of the Reserves, Safety and Environment Committee.
(4) Member of the Compensation Committee.
(5) The Corporation does not have an executive committee.
(6) The terms of office of all of the directors will expire at the next annual shareholders' meeting of the Corporation.
(7) Includes Trust Units held by Caribou, a company controlled by Mr. Chernoff, and Trust Units held in RESP accounts for the benefit of Mr. Chernoff's children.
(8) Includes 43,919 Trust Units held in Mr. Roorda's spouse's account which is controlled by Mr. Roorda.
(9) Excludes 7,250 Trust Units held in the name of Mr. Fisher's children but otherwise controlled by Mr. Fisher.
(10) Includes 30,700 Trust Units held by Mr. Rain's spouse.

As at the date hereof, the directors and officers of the Corporation and their associates and affiliates, as a group, hold, directly or indirectly, or exercise control or direction over, approximately 6,474,230 Trust Units, representing approximately 51.7% of the issued and outstanding Trust Units. After giving effect to the issuance of Trust Units pursuant to the Offering the directors and officers of the Corporation, and their associates and affiliates, as a group, will beneficially own, directly or indirectly, approximately 6,494,480 Trust Units or 39.9% of the outstanding Trust Units (38.6% of the outstanding Trust Units if the Over-Allotment Option is exercised).

The following is a brief description of the background of each of the senior officers and directors of the Corporation. The past performance of each of the individuals indicated below is not necessarily indicative of future performance.

Jacob Roorda, President

Mr. Roorda is a Professional Engineer and holds a Bachelor of Applied Science (Eng.) degree from Queen's University and an MBA from the University of Calgary.

Following university, Mr. Roorda held a number of senior engineering positions with Dome Petroleum Ltd. From 1987 to 1991, Mr. Roorda was a Vice President in the equity research group and was a ranked oil and natural gas analyst at BZW Canada Ltd., in Toronto.

From 1991 to 1996, Mr. Roorda was Manager, Business Development at Fletcher Challenge. In January 1996, Mr. Roorda co-founded PrimeWest (a public energy trust) and served as Vice President, Corporate and Director of PrimeWest. Mr. Roorda was responsible for overseeing the acquisition strategies of PrimeWest. While at Fletcher and PrimeWest, Mr. Roorda was responsible for closing in excess of $650 million of oil and natural gas property acquisitions.

From June 1999 to July 2002, Mr. Roorda was a Managing Director of Research Capital, an investment-banking firm. At Research Capital, Mr. Roorda was responsible for the overall direction and operations of the Calgary investment banking office of the firm.

J.A. Ralston, Vice President, Operations

Mr. Ralston completed the Management Development Program at the University of Calgary in 1994.

Mr. Ralston was employed with Petro-Canada from 1980 through June 1994 in a broad range of field operating positions of increasing responsibility. During his tenure at Petro-Canada, Mr. Ralston was responsible for construction of field facilities and pipelines, natural gas plant and field operations, procurement, reservoir management, drilling and workovers.

Mr. Ralston commenced employment with Penn West in July 1994 where he worked until June 2002. Since 1997, Mr. Ralston served as Production Manager, responsible for overseeing all of Penn West's 100,000 BOE/d production operations, 270 field staff and an annual budget of $200 million. Mr. Ralston was responsible for all areas of operations including engineering, exploitation, production optimization, capital management, planning, construction and budgeting.

David M. Fisher, Vice President, Finance

Mr. Fisher is a Chartered Accountant and graduated in 1980 with a Bachelor of Commerce degree from the University of Alberta. Mr. Fisher has in excess of 20 years experience in financial reporting, management and administration of entities active in the oil and natural gas industry.

From September 1998 to October 2002, Mr. Fisher was a founder, Director and Vice President, Finance and Chief Financial Officer of Integra, a private upstream oil and natural gas corporation with assets located in the province of Alberta. Mr. Fisher was responsible for all financial aspects of Integra including reporting systems, financial reporting, securing equity and bank financing, managing financial assets, taxation, and working with legal counsel and transfer agents in the management of shareholder and regulatory items.

From April 1995 to July 1998, Mr. Fisher was the Vice President, Finance and Chief Financial Officer of Canrise. Canrise was a public upstream oil and natural gas corporation with assets located in west-central Alberta.

During the period June 1980 to April 1995 Mr. Fisher's was an external auditor for KPMG Chartered Accountants (formerly Peat Marwick Mitchell & Co.), incentives auditor for Energy Mines and Resources Canada, Manager of Corporate Reporting for Canadian Hunter Exploration Ltd. and an independent consultant providing financial administration for domestic and international entities.

John A. Brussa, Director

Mr. Brussa is a barrister and solicitor and has been a partner at Burnet, Duckworth & Palmer LLP in Calgary since 1987. Mr. Brussa is recognized as a leading tax practitioner in Canada and sits on the board of directors of several Canadian public companies.

M. Bruce Chernoff, Director and Chairman

Mr. Chernoff is a Professional Engineer with a Bachelor of Applied Science degree in Chemical Engineering from Queen's University. Mr. Chernoff commenced employment with Pacalta in 1988. Pacalta was a public junior oil and natural gas company with operations in Canada. Mr. Chernoff held various senior positions with Pacalta including Executive Vice-President and Chief Financial Officer. Mr. Chernoff was a director of Pacalta from 1992 until Pacalta was purchased by Alberta Energy Company in May 1999 for $1 billion.

Mr. Chernoff initiated the formation of Caribou, of which he is the President and a Director, in June 1999, to carry out investments in oil and natural gas and real estate. Mr. Chernoff became a Director, and the Executive Vice President and Chief Financial Officer of Petrobank in March 2000. Mr. Chernoff resigned as Chief Financial Officer of Petrobank in October 2001 to focus on his other business interests, but remains a director of the company. Mr. Chernoff initiated the formation of the Corporation in June 2002 to pursue oil and natural gas development and acquisition opportunities. Mr. Chernoff is also a director of several other public companies.

Hank B. Swartout, Director

Mr. Swartout is the Chairman of the Board, President and Chief Executive Officer of Precision Drilling Corporation, the largest Canadian integrated oilfield and industrial services contractor and a global provider of products and services to the energy industry.

Verne G. Johnson, Director

Mr. Johnson received a Bachelor of Science degree in Mechanical Engineering from the University of Manitoba in 1966. He immediately commenced employment with Imperial Oil Limited, which continued until 1981 (including two years with Exxon Corporation in New York from 1977 to 1979). In 1981, Mr. Johnson joined Liberty Petroleum Ltd. as President and Chief Executive Officer. In 1982, he joined Roxy Petroleum Ltd. as Vice President, Production, remaining until 1987 when he joined Paragon Petroleum Ltd. as President. In 1989, Mr. Johnson joined ELAN Energy Inc. (then Lasmo Canada Inc.) as President and a Director. Following the sale of ELAN in 1997, he became President of Ziff Energy Group until 1999, then President of AltaQuest Energy Corporation and he then joined the Enerplus Resources Group in 2000, becoming Senior Vice President of Funds Management. In February 2002, he departed from the Enerplus Resources Group and remains as President of his private family company, KristErin Resources Inc.

Hector J. McFadyen, Director

Mr. McFadyen holds a Master of Arts (Econ.) degree from the University of Calgary and a Bachelor of Arts (Econ.) degree from Sir George Williams University.

Mr. McFadyen was employed at the Alberta Energy and Utilities Board (formerly the Oil and Gas Conservation Board) between 1969 and 1976, primarily within its Economics Department.

Mr. McFadyen began work for Alberta Energy Company Ltd. ("AEC"), now EnCana Corporation ("EnCana"), in 1976. EnCana is one of the largest independent oil and natural gas producers in North America. Mr. McFadyen developed a number of significant business units within AEC, developing experience in a broad range of businesses and disciplines. Such experience included project development and investments across North America, Latin America, Asia and Europe. At AEC, Mr. McFadyen served as a member of the senior executive team involved in recommending and implementing the strategic plan for the company. As President of the Forest Products Division, he assumed responsibility for development and implementation of the business strategy for an Alberta based forest products business. Mr. McFadyen also served as the President of the Midstream Division of AEC since 1995, having responsibility for the company's pipelines and natural gas storage businesses. Mr. McFadyen retired from EnCana in 2002.

Mr. McFadyen is a member of the board of directors of Hunting PLC ("Hunting"), a UK-based public corporation engaged in oil services, and oil and natural gas marketing and distribution activities internationally. Hunting carries

on its oil and natural gas marketing and distribution activities in North America through its majority owned subsidiary, Gibson Energy Ltd. See "Interests of Management and Others in Material Transactions". Mr. McFadyen is also a member of the Board of Directors of Computershare Trust Company of Canada, a private Canadian company that manages the administration of shareholder and employee records for public and private companies throughout North America.

David J. Rain, Corporate Secretary

Mr. Rain is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Saskatchewan (1986).

Mr. Rain articled at KPMG LLP Chartered Accountants and was a Manager in their audit group until he departed in 1992. Mr. Rain served in senior financial positions at Nowsco Well Service Ltd., an oilfield service company with worldwide operations, from 1992 through August 1996. Mr. Rain was the Chief Financial Officer of Trican Well Service Ltd, an oilfield service company with operations in Alberta and Saskatchewan, from October 1996 through April 1997. Mr. Rain joined Pacalta in May 1997 as Corporate Controller. Pacalta was an oil and natural gas exploration and production company with operations primarily in Ecuador. When AEC acquired Pacalta in 1999, Mr. Rain joined Mr. Chernoff at Caribou, and became Director, Corporate Finance at Petrobank in March 2000. Mr. Rain assumed the position of Vice President, Finance and Chief Financial Officer of Petrobank in October 2001.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of the Corporation or shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation has, within the last 10 years, been a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the Corporation access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer or promoter of the Corporation or shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Personal Bankruptcies

No director, officer or promoter of the Corporation, or a shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons, has, within the 10 years preceding the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation of Named Executive Officers

The Corporation currently has three executive officers who receive annual salaries of $125,000, $100,000 and $100,000, respectively. Such officers have received and are eligible to receive non-transferable rights to purchase Trust Units in the future in accordance with the Unit Incentive Plan. See "Trust Unit Incentive Plan".

The following table sets forth information concerning the compensation paid to the current President of the Corporation for the fiscal year ended December 31, 2002. No officers of the Corporation received compensation in excess of $100,000 during the most recently completed financial year of the Corporation.

		Annual Compensation				
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options Granted (#)**	**All Other Compensation ($)**
Jacob Roorda [1][2] President	2002	50,000	Nil	6,699	175,000	Nil

Notes:
(1) Mr. Roorda has been the President of the Corporation since August 1, 2002.
(2) The Corporation did not commence active business until July, 2002. Prior to Mr. Roorda's appointment, Mr. Chernoff was the President of the Corporation. Mr. Chernoff did not receive any compensation, including options, for acting as President of the Corporation.

Unit Options

The following table sets forth the details with respect to all options granted to Mr. Roorda during the fiscal year ended December 31, 2002.

Name	Securities Under Option	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security) [1]	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Jacob Roorda	175,000	22.9	7.80	8.00	November 25, 2007

Note:
(1) Pursuant to the Unit Incentive Plan, the exercise price of the options is reduced over time as distributions are paid to Unitholders.

The following table sets forth with respect to Mr. Roorda and the number of options exercised and the number of unexercised unit options and the value of in-the-money unit options based upon the closing price of the Trust Units of $9.50 on December 31, 2002.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised unit options at year-end (#) exercisable/unexercisable	Value of unexercised in-the-money unit options at year-end ($) exercisable/unexercisable
Jacob Roorda	–	–	–/175,000	–/297,500

Employment Agreements

The Corporation has not entered into employment agreements with Mr. Roorda or any other of its officers or senior employees. However, the Corporation intends to enter into employment agreements with each of these officers, and any additional senior officers, and such agreements are expected to contain industry standard severance and change of control provisions.

Directors

The directors of the Corporation receive an annual retainer of $10,000 per year and $500 for each directors or committee meeting attended, except if the committee meeting and director meeting are scheduled concurrently, in which case only one meeting fee is paid. Such compensation may be paid in cash or in Trust Units, at the election

of the director. Directors are also are entitled to reimbursement for expenses incurred in acting as directors and are eligible to participate in the Unit Incentive Plan. See "Trust Unit Incentive Plan".

INDEBTEDNESS OF DIRECTORS AND OFFICERS

At no time since incorporation has there been any indebtedness of any director or officer of the Corporation, or any associate of any such director or officer, to the Corporation or the Trust or to any other entity which is, or at any time since the beginning of the most recently completed financial period has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or the Trust.

SHARE CAPITAL OF THE CORPORATION

The share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of first preferred shares. As at the date hereof, one hundred common shares of the Corporation are outstanding. Such shares are held by the Trustee for and on behalf of the Trust. The voting of such shares is governed by the provisions of the Trust Indenture and the Trust is not entitled, without the direction of Unitholders, to exercise its rights as a shareholder of the Corporation except as permitted by the Trust Indenture. See "Trust Indenture – Exercise of Voting Rights Attached to Shares of the Corporation".

TRUST INDENTURE

The following is a summary of the Trust Indenture and other matters regarding the structure and operations of the Trust.

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. As of October 3, 2003, there were 12,522,889 Trust Units issued and outstanding. Each Trust Unit entitles the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "Redemption Right" below) and to one vote at all meetings of Unitholders for each Trust Unit held. See "Risk Factors – Nature of Trust Units".

Special Voting Units

At the 2003 Unitholders' Meeting, the Unitholders approved an amendment to the Trust Indenture to provides for the issuance of an unlimited number of special voting units. Each special voting unit will entitle the holder thereof to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of the Corporation in the resolution authorizing the issuance of any such special voting units.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust Fund or the obligations or affairs of the Trust or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the

Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability. See "Risk Factors – Unitholder Limited Liability".

Issuance Of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Harvest Board may determine. The Trust Indenture also provides that the Corporation may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Corporation may determine.

Borrowing By the Trust

Pursuant to the Trust Indenture, the Trustee is permitted to, directly or indirectly, borrow money from or incur indebtedness to any person and in connection therewith, to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including, without limitation, the Corporation and any subsidiary of the Trust; to enter into any other obligations on behalf of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund or to subordinate the interests of the Trust in the Trust Fund to any other person.

Debt service costs incurred by the Trust are deducted in computing the Cash Available For Distribution.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (i) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than 5 of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

The "closing market price" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cheque drawn on a Canadian chartered bank or trust company in Canadian money payable on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $100,000; provided that, the Corporation may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month as follows: (i) firstly, by the Trust distributing Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, and (ii) secondly, to the extent that the Trust does not hold Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes (herein referred to as "Redemption Notes") to the Unitholders who exercised the right of redemption having an aggregate principal amount equal to any such shortfall.

If, at the time Trust Units are tendered for redemption by a Unitholder, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which the Corporation considers, in its sole discretion, to represent fair market value for the Trust Units or the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by the Corporation as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Notes and/or Redemption Notes as described above.

It is anticipated that this Redemption Right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Redemption Notes. Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Unitholders

It is in the best interests of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are Non-Residents. In this regard, the Trust shall, among other things, take all necessary steps to monitor the ownership of the Trust Units. If at any time the Trust becomes aware that the beneficial owners of 49% or more of the outstanding Trust Units are or may be Non-Residents or that such a situation is imminent, the Trust, by or through the Corporation on the Trust's behalf, shall take such action as may be necessary to carry out the intentions evidenced herein. For the purposes of this Section, "Non-Residents" means non-residents of Canada within the meaning of the Tax Act.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "– Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of the Corporation and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Corporation and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 20% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Exercise of Voting Rights Attached to Shares of the Corporation

The Trust Indenture prohibits the Trustee from voting the shares of the Corporation with respect to (i) the election of directors of the Corporation, (ii) the appointment of auditors of the Corporation or (iii) the approval of the Corporation's financial statements, except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders. The Trust Indenture also provides that the Trustee shall not, after the Closing, vote the shares to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Corporation, except in conjunction with an internal reorganization of the direct or indirect assets of the Corporation as a result of which either the Corporation or the Trust has the same, or substantially similar, interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b) any statutory amalgamation of the Corporation with any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving the Corporation except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of the Corporation to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of the Corporation to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of the Corporation's shares in a manner which may be prejudicial to the Trust;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

Trustee

Valiant Trust Company is the trustee of the Trust. All of the administrative and management powers of the Trustee relating to the Trust and the operations of the Trust have been delegated to the Corporation pursuant to the Trust Indenture and the Administration Agreement. See "Description of the Trust – Delegation of Authority, Administration and Trust Governance". Notwithstanding this general delegation, pursuant to the Administration Agreement, the Trustee has agreed not to delegate any authority to manage the following affairs of the Trust:

(a) the issue, certification, countersigning, transfer, exchange and cancellation of certificates representing Trust Units;

(b) the maintenance of a register of Unitholders;

(c) the distribution of Distributable Cash to Unitholders, although the calculation of the amount of the distribution shall be made by the Corporation and approved by the Harvest Board and submitted by the Corporation to the Trustee for distribution to the Unitholders;

(d) the mailing of notices, financial statements and reports to Unitholders pursuant to the Trust Indenture, although the Corporation shall be responsible for the preparation or causing the preparation of such notices, financial statements and reports;

(e) the provision of a basic list of registered Unitholders to Unitholders in accordance with the procedures outlined in the Trust Indenture;

(f) the amendment or waiver of the performance or breach of any term or provision of the Trust Indenture on behalf of the Trust;

(g) the renewal or termination of the Administration Agreement on behalf of the Trust; and

(h) any matter which requires the approval of the Unitholders under the terms of the Trust Indenture.

The Trustee is required under the Trust Indenture to exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the first annual meeting of Unitholders. The Unitholders shall, at the first annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional one year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by the Corporation upon delivery of a notice in writing by the Corporation to the Trustee in limited circumstances. Such resignation or removal becomes effective only upon the approval of the Unitholders by Special Resolution, the acceptance or appointment of a successor trustee and the assumption by the successor trustee of all obligations of the Trustee and in the same capacity.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any valuation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Corporation, or any other person to whom the Trustee has, with the consent of the Corporation, delegated any of its duties under the Trust Indenture, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution. The Trustee may, without the consent, approval or ratification of any of the Unitholders, amend the Trust Indenture for the purpose of:

- ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

- ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

- ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

- removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, any Direct Royalties Sale Agreement, and any other agreement of the Trust or any Offering Document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby;

- providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) once applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws;

- curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

- making any modification in the form of the Trust Unit certificates to conform with the provisions of the Trust Indenture, or any other modifications provided the rights of the Trustee and the Unitholder are not prejudiced thereby.

Take-Over Bid

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered.

Termination of the Trust

Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into cash the Direct Royalties and other assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. However, in no event shall the Trust be wound-up until the Direct Royalties have been disposed of. After paying, retiring or discharging, or making provision for the

payment, retirement, or discharge of all known liabilities and obligations of the Trust and after providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their Pro Rata Share.

Reporting to Unitholders

The consolidated financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited consolidated financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Corporation to Unitholders and the unaudited interim consolidated financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31. The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

TRUST UNIT INCENTIVE PLAN

The Trust has adopted the Unit Incentive Plan which permits the Harvest Board to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to the directors, officers, consultants, employees and other ongoing service providers of the Trust and its subsidiaries, including the Corporation. The purpose of the Unit Incentive Plan is to provide an effective long term incentive to eligible participants and to reward them on the basis of long term performance and distributions. Effective June 12, 2003 the total number of Trust Units issuable under the Unit Incentive Plan was increased from 875,000 Trust Units to a cumulative maximum number of 1,121,000 Trust Units. The total number of Trust Units issuable under the Unit Incentive Plan as at September 30, 2003 was 885,500 Trust Units.

The Harvest Board administers the Unit Incentive Plan and determines participants in the Unit Incentive Plan, numbers of Incentive Rights granted, and the terms of vesting of Incentive Rights. The grant price of the Incentive Rights (the "Grant Price") shall be equal to the per Trust Unit closing price on the trading date immediately preceding the date of grant, unless otherwise permitted. The exercise price ("Exercise Price") per Right shall be calculated by deducting from the Grant Price the aggregate of all distributions, on a per Unit basis, made by the Trust after the Grant Date, provided the aggregate amount of such distribution represents a return of more than 0.833% of the Trust's recorded cost of capital assets less all debt, working capital deficiency (surplus) or debt equivalent instruments, depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month.

Incentive Rights are exercisable for a maximum of five years from the date of the grant thereof and are subject to early termination upon the holder ceasing to be an eligible participant, or upon the death of the holder. In the case of early termination, a holder is entitled, from the date the holder ceased to be an eligible participant to the earlier of 30 days and the end of the exercise period, to exercise vested Incentive Rights. In the case of death, the estate of the holder is entitled, from the date of death to the earlier of 6 months and the end of the exercise period, to exercise vested Incentive Rights at the Exercise Price in effect at the date of death. Incentive Rights not vested at the date of termination of the holder or at date of the holder's death are immediately null and void. The Trust has the option to settle outstanding Incentive Rights with Trust Units and/or cash. The number of Trust Units to be issued to settle outstanding Incentive Rights shall equal the amount determined by multiplying the number of Incentive Rights by the quotient obtained by dividing the difference between the current market price of a Trust Unit and the Exercise Price by the current market price of a Trust Unit. Cash paid to settle outstanding Incentive Rights will equal the difference between the current market price of a Trust Unit less the Exercise Price multiplied by the number of Incentive Rights to be settled.

The following table sets forth information with respect to the Incentive Rights outstanding under the Unit Incentive Plan as at September 30, 2003.

Group	Date Incentive Rights Granted	Trust Units Under Option	Grant Price	Closing Price on Day Prior to Grant	Exercise Price as at September 30, 2003	Expiry Date	Market Value of Incentive Right [1]
Executive Officers (4)	November 25, 2002	475,000	$8.00	$8.00	$6.20	November 25, 2007	$2,755,000
Directors (4)	November 25, 2002	75,000	$8.00	$8.00	$6.20	November 25, 2005	$435,000
	February 14, 2003	34,500	$10.75	$10.75	$9.35	February 14, 2008	$91,425
Employees and Consultants (16)	November 25, 2002	237,500	$8.00	$8.00	$6.20	November 25, 2005	$1,377,500
	January 24, 2003	32,500	$10.21	$10.21	$8.61	January 24, 2008	$110,175
	July 15, 2003	12,500	$10.18	$10.18	$9.78	July 15, 2008	$27,750
	July 17, 2003	7,500	$10.20	$10.20	$10.00	July 17, 2008	$15,000
	July 18, 2003	11,000	$10.30	$10.30	$10.10	July 18, 2008	$20,900

Note:

(1) Based on the difference between the closing price of $12.00 per Trust Unit on the TSX on September 30, 2003 and the grant price of the Incentive Right less distributions per Trust Unit paid after the date the Incentive Right was granted multiplied by the number of Trust Units under the Incentive Right.

DRIP PLAN

The Trust has received all applicable regulatory approvals and has implemented a DRIP Plan. **The DRIP Plan is not available to Unitholders who are residents of the Province of Québec or the United States.** The DRIP Plan provides eligible holders of Trust Units the means of accumulating additional Trust Units by reinvesting any Distributable Cash received. At the discretion of the Corporation, Trust Units will either be acquired at prevailing market rates (not exceeding 115% of the volume weighted average trading price of the Trust Units on the TSX for the 10 trading days immediately preceding the date the Trust Units are purchased) or issued from treasury at 95% of the market price of the Trust Units (calculated as the weighted average trading price of the Trust Units on the TSX for the period commencing on the second Business Day following the distribution record date and ending on the second Business Day immediately prior to the distribution payment date on which at least a board lot of Trust Units is traded). Participants in the DRIP Plan are also permitted to purchase additional Trust Units at 100% of the market price (as described above) of the Trust Units by investing additional sums to a maximum of $5,000 per month and a minimum of $1,000 per remittance; provided that the total number of Trust Units that may be issued each fiscal year pursuant to optional cash payments is restricted to not more than 2% of the number of issued and outstanding Trust Units at the commencement of that year. As at September 30, 2003, 735,389 Trust Units have been issued from treasury since February 15, 2003 for proceeds of $7,385,652 due to DRIP Plan participation associated with cash distributions by the Trust. See "Prior Sales" for more information regarding the issuance of Trust Units under the DRIP Plan.

CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at the dates noted.

Designation	Authorized	Outstanding as at December 31, 2002	Outstanding as at June 30, 2003	Outstanding as at June 30, 2003 after giving effect to the Offering and the New Properties Acquisition
Prior Bank Facility (1)	U.S. $60,000,000	$45,286,396	$40,982,388	Nil
Revolving Demand Loan (2)	$5,225,000	Nil	$4,575,000	Nil
Promissory Note (3)	$850,000	Nil	$850,000	Nil
New Interim Bank Facility (4)	$15,000,000	Nil	Nil	Nil
New Bank Facility (5)	$105,000,000	Nil	Nil	$60,557,388
Equity Bridge Notes (6)	$40,000,000	Nil	Nil	$25,000,000
Bridge Notes (7)	$30,000,000	Nil	Nil	Nil
Trust Units (8)(9)(10)	Unlimited	$36,727,997 (9,312,500 Trust Units)	$63,273,216 (12,237,551 Trust Units)	$105,223,216 (15,987,551 Trust Units)
Warrants(6)	150,000	$150,000 (150,000 Warrants)	Nil	Nil

Notes:

(1) On September 30, 2003, the Corporation terminated the Prior Bank Facility with the payment of $48,113,175 to the Prior Lender to pay out the outstanding principal and accrued interest. The payout was financed with $47.5 million in advances to the Trust from the Bridge Agreements ($22.5 million and $25.0 million in advances under the Equity Bridge Notes and the Bridge Notes respectively) and with working capital of the Corporation as to the remainder. See "General Development of the Business" and "Description of the Trust – Borrowing by the Trust".

(2) On October 3, 2003, the Revolving Demand Loan was terminated with the payout of approximately $2.9 million representing outstanding principal and accrued interest. See "Information Respecting the Corporation – Borrowing by the Corporation".

(3) Promissory Note ("Note") issued June 27, 2003 by the Trust in connection with the acquisition of WEI and the associated net profit interest on June 1, 2003 (See "Harvest Energy Trust – General Development of the Business"). On August 26, 2003 the Trust paid $863,973 to settle the principal and accrued interest associated with the Note.

(4) See "Information Respecting the Corporation – Borrowing by the Corporation".

(5) See "Information Respecting the Corporation – Borrowing by the Corporation".

(6) See "Description of the Trust – Borrowing by the Trust".

(7) See "Description of the Trust – Borrowing by the Trust".

(8) See "Prior Sales".

(9) Pursuant to an interim loan provided by Caribou to the Trust, the Trust issued 150,000 trust unit purchase warrants to Caribou to purchase an equivalent number of Trust Units for $1.00 each. These warrants were exercised on January 23, 2003. See "Interests of Management and Others in Material Transactions".

(10) Amounts do not include exercise of the Over Allotment Option which, if exercised in full, would result in a decrease in the amount outstanding under the New Bank Facility to $53,362,388, an increase in Trust Units of 562,500 to 16,550,051 and an increase of $6.345 million to $111,568,216 in respect of capital from the issue of Trust Units. See "Acquisition of New Properties" and "Use of Proceeds".

USE OF PROCEEDS

The net proceeds to the Trust from the sale of the Trust Units hereunder are estimated to be $41.950 million ($48.295 million if the Over-Allotment Option is exercised in full) after deducting the fees of $2.700 million ($3.105 million if the Over-Allotment Option is exercised in full) payable to the Underwriters and the estimated expenses of the Offering of $350,000. The acquisition of the New Properties will be financed through the net proceeds of the Offering and through advances under the New Bank Facility as to approximately $39.150 million ($32.805 million if the Over-Allotment Option is exercised in full). If the closing of the Offering occurs after completion of the New Properties Acquisition, the acquisition of the New Properties will be financed through advances under the New Bank Facility and the Bridge Agreements. **The closing of the Offering will occur only if the New Properties Acquisition is completed.**

SELECTED FINANCIAL INFORMATION

Annual and Financial Information

The following is a summary of selected consolidated financial information of the Trust for the period from July 10 to December 31, 2002 and the three month period ended March 31, 2003 and the three month period ended June 30, 2003. The following should be read in conjunction with the information contained under the heading "Management's Discussion and Analysis" below and the unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2003 and the audited consolidated financial statements contained in this prospectus. The selected consolidated financial information is not necessarily reflective of the Trust's future results from operations or financial condition.

		2003	
($000's, except unit amounts)	**For the period from July 10 to December 31, 2002**	**Three month period ended March 31**	**Three month period ended June 30**
Net Revenue	18,955	14,738	17,623
Net Income	5,136	3,736	1,180
Net Income per unit - basic	3.46	0.36	0.10
Net Income per unit - diluted	3.69	0.34	0.10
Total Assets	93,729	92,041	120,122
Total Liabilities	53,723	38,891	61,645
Distributions declared, per unit	0.20	0.60	0.60

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of the Trust's financial condition and results of operations should be read in conjunction with the unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2003 and the audited consolidated financial statements contained in this prospectus.

Forward-Looking Information

The following discussion contains forward-looking information with respect to the Trust. This information addresses future events and conditions and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. The information and opinions concerning the Trust's future outlook are based on information available at September 30, 2003. See "Special Note Regarding Forward-Looking Statements".

Six Months Ended June 30, 2003

Sales Volumes

The Trust's production consists of medium and heavy oil, natural gas liquids, and natural gas from properties located in East Central Alberta. Sales of oil and natural gas averaged 9,632 BOE/d and 8,734 BOE/d in the three and six month periods ended June 30, 2003, respectively.

	Three month period ended June 30, 2003		Six month period ended June 30, 2003	
Medium oil (Bbls/d)	4,232	44%	3,488	40%
Heavy oil (Bbls/d)	5,139	53%	5,001	57%
Total oil (Bbls/d)	9,371	97%	8,489	97%
Natural gas liquids (Bbls/d)	67	1%	65	1%
Total oil and natural gas liquids (Bbls/d)	9,438	98%	8,554	98%
Natural gas (Mcf/d)	1,161	2%	1,077	2%
Total oil equivalent (6:1 BOE/d)	9,632	100%	8,734	100%

The Trust exited June 30, 2003 with a higher daily production rate of 10,556 BOE/d, which reflects the impact of the ongoing development and optimization activities and the acquisitions during the quarter. The Trust anticipates further production growth in the balance of 2003 due to oil and natural gas property acquisitions and the continuing development and optimization program.

Revenue

Revenues, before royalties, totalled $24.6 million and $50.9 million, which was the result of average realized prices of $28.69 and $32.86 per barrel for oil and natural gas liquids and $5.93 and $7.48 per Mcf for natural gas during the three and six month periods ended June 30, 2003 respectively. The overall impact of the Trust's hedging program is an approximate decrease of $4.34 and $7.94 per BOE of production, for the three and six month periods ended respectively. The Trust plans to continue with its current hedging strategy, and has approximately 7,500 Bbls/d of production hedged for the balance of 2003 at an approximate average price of $33.00 Cdn per barrel.

Operating Netbacks

The following is a summary of the Trust's operating netbacks for the periods ended June 30, 2003:

	($/BOE)	
	Three month period ended June 30, 2003	Six month period ended June 30, 2003
Market price	28.69	32.86
Hedging loss	4.34	7.94
Realized price	24.35	24.92
Royalties, net	3.96	4.12
Operating costs	7.68	8.66
Netback	12.71	12.14

Royalty Expense

The Trust paid net royalties of $3.3 million and $6.2 million in the three and six month periods ended June 30, 2003 or approximately $3.96/BOE and $4.12/BOE. The net royalty amount for the three month period ended is comprised of $1.9 million in freehold royalties and freehold mineral tax, $1.4 million in crown royalties, $0.1 million in gross overriding royalties and $0.1 million in royalty income received. The net royalty amount for the six month period ended is comprised of $4.1 million in freehold royalties and freehold mineral tax, $2.1 million in crown royalties, $0.2 million in gross overriding royalties and $0.2 million in royalty income received.

Production Costs

The Trust's production costs were $6.6 million and $13.4 million for the three and six month periods ended June 30, 2003, or approximately $7.68 and $8.66 per BOE. Substantially all of the Trust's properties are operated by the Corporation. The significant portions of the Trust's operating costs are electrical power (60%) and maintenance

(15%). For the remainder of 2003, the Trust has approximately 48% of its current electrical power usage hedged at an average price of $45.10 per MWh.

General and Administration Expenses

General and administrative expenses totalled $0.8 million or $0.92 per BOE for the three month period ended, and $1.5 million or $0.98 per BOE for the six month period ended June 30, 2003. During the three and six month periods ended, $0.4 million and $0.5 million of general and administrative costs were capitalized with respect to field enhancement and acquisition activities.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and deferred financing charges amounted to $1.1 million and $2.2 million in the three and six month periods ended June 30, 2003. The amortization of deferred financing charges associated with fees to secure bank lending facilities amounted to $0.4 million and $0.8 million for the three and six month periods ended, respectively. The deferred financing charges will be amortized on a straight-line basis over the life of the bank credit facility.

Depletion, Depreciation and Amortization and Future Site Reclamation Expenses

The Trust's depletion, depreciation, and amortization and site restoration provision totalled $7.8 million and $13.5 million and for the three and six month periods ended June 30, 2003. This balance is comprised of oil and natural gas properties depletion and depreciation of $6.9 million and $12.1 million, approximately $26,000 and $50,000 for depreciation of office furniture and equipment, and $0.8 million and $1.4 million for future abandonment and site restoration costs, respectively. The depletion rate for oil and natural gas properties was approximately $8.09 and $7.84 per BOE respectively, and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred and capitalization of general and administrative expenses. The $0.95 and $0.89 per BOE rate used to provide for future site reclamation costs is founded on an ultimate future expenditure of approximately $18.8 million estimated by management and an independent third party. The depreciation of office furniture and equipment has been calculated on a straight-line basis of 20% to 33%.

Income Taxes

Income taxes for the three and six month periods ended June 30, 2003 are comprised of approximately $32,000 and $52,000 in large corporation tax and a $1.2 million and $0.2 million future income tax expense, respectively. Other than large corporations tax, neither the Trust nor its Operating Subsidiaries are expected to pay cash taxes in 2003.

Cash Flow and Income

For the three and six month periods ended June 30, 2003, consolidated cash flow from operations was $9.5 million and $16.0 million, and net income was $1.2 million and $4.9 million, respectively.

Cash flow from operations per trust unit is calculated and disclosed by the Trust, as it is a widely accepted measure of financial performance used by some analysts and investors to compare oil and natural gas producing companies. Cash flow from operations per Trust Unit is not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measurements. the Trust's measure of cash flow from operations is not necessarily comparable to a similarly titled measure of another company or trust.

The corresponding per Trust Unit and per BOE figures are as follows:

	Three month period ended June 30, 2003			Six month period ended June 30, 2003		
	Per Trust Unit			Per Trust Unit		
	Basic	Diluted	Per BOE	Basic	Diluted	Per BOE
Cash flow from operations	$0.84	$0.82	$11.12	$1.47	$1.45	$10.36
Net income	$0.10	$0.10	$1.37	$0.45	$0.44	$3.18

Capital Expenditures

Capital expenditures totalled $32.5 million and $38.4 million in the three and six month periods ending June 30, 2003. The expenditures during these periods primarily consist of the acquisition of oil and natural gas producing properties in Eastern Alberta, that complement the Trust's current operations and production.

The ongoing optimization program of the Trust's properties acquired, has been extended to accommodate the new opportunities realized with the property acquisitions during the second quarter of 2003. With the additional expenditures, the program is still planned to be substantially completed during the third quarter of 2003, with an overall estimated total program cost of $14.5 million.

Capitalization and Financial Resources

As at June 30, 2003, the demand loan payable was approximately $45.6 million and unamortized deferred financing costs were $1.4 million, compared to balances of $45.3 million of demand loan payable and $2.2 million of deferred financing charges as at December 31, 2002. A large portion of the demand loan is denominated in United States currency which, due to favourable foreign exchange rates, has resulted in unrealized foreign exchange gains of $1.0 million and $3.5 million during the three and six month periods ended June 30, 2003, respectively.

The working capital balance as at June 30, 2003 was $6.5 million, excluding the demand loan and promissory note payable. This is in comparison to working capital of $10.6 million as at December 31, 2002. The difference of $4.2 million is primarily due to the expenditures incurred for the Trust's optimization program.

See also "Information Respecting the Corporation – Borrowing By the Corporation" and "Description of the Trust – Borrowing by the Trust" for recent events relating to the capitalization and financial resources of the Trust.

Distributions

During the first half of 2003, the Trust paid distributions of $0.20 per month. Of the distributions declared and paid in the first six months of 2003, approximately 32% were reinvested by Unitholders through the DRIP Plan. This resulted in a net cash distributions paid during the first six months of $8.3 million. The Trust anticipates the 2003 distributions will likely be 45% taxable, and a 55% return of capital to Unitholders. Additional oil and natural gas property acquisitions may change the taxability of the distributions.

For the period from July 10 (date of formation) to December 31, 2002

Production and Sales Volumes

The Trust's production consists of medium oil, heavy oil, natural gas liquids, and natural gas from properties located in Eastern Alberta. Sales of oil and natural gas averaged 4,307 BOE/d in 2002. The table below lists the components of sales volumes averaged over the 175 day period that the Trust operated in 2002.

2002 Sales Volumes		(%)
Medium oil	2,718 Bbls/d	63
Heavy oil	1,463 Bbls/d	34
Total oil	4,181 Bbls/d	97
Natural gas liquids	22 Bbls/d	1
Total oil and liquids	4,203 Bbls/d	98
Natural gas	624 Mcf/d	2
Total oil equivalent	4,307 BOE/d	100

Approximately 2,785 BOE/d was contributed by the properties acquired on July 10, 2002 (Thompson Lake area), and 1,522 BOE/d contributed by the properties purchased on November 15, 2002 (Hayter/Provost area). Over the final 46 days of 2002 the Hayter/Provost oil and natural gas properties averaged production of 5,791 BOE/d. The Trust's 2002 exit production totalled 8,610 BOE/d consisting of 5,795 Bbls/d of heavy oil, 2,600 Bbls/d of medium oil, 19 Bbls/d of natural gas liquids and 1,177 Mcf/d of natural gas.

Commodity Prices

The Trust recorded an average selling price of $30.13/BOE in the 2002 fiscal period. The corresponding price after reflecting the impact of $1.0 million in oil hedging losses is $28.79/BOE. The following table indicates the average field price received by the Trust for each of its products in 2002.

2002 Average Field Selling Prices	
Heavy oil	$22.63/Bbl
Medium oil	$34.21/Bbl
Total oil	$30.16/Bbl
Natural gas liquids	$37.64/Bbl
Total oil and liquids	$30.20/Bbl
Natural gas	$4.54/Mcf
Oil equivalent	$30.14/BOE

The majority of the Trust's heavy oil production was purchased on November 15, 2002 in the Hayter/Provost acquisition. Along with the acquisition, the Trust entered into a contract to sell the heavy oil from the date of the property purchase until December 31, 2003. The contract volume of 6,000 Bbls/d is comprised of approximately 5,000 Bbls/d of heavy oil production blended with 1,000 Bbls/d of condensate. The price received is based on a WTI collar less a fixed differential of U.S.$8.233/Bbl. The upper limit on the collar is U.S.$25.477/Bbl and the lower value is U.S.$22.633/Bbl. Essentially, this contract limits the impact of changes in oil prices and heavy oil differential on the Trust's business plan.

The Trust has entered into physical hedges with respect to a portion of its medium oil production. During the period of September 2002 to December 31, 2002, the Trust received a price of $39.31/Bbl on 1,200 Bbls/d and also sold 500 Bbls/d under a collar of $36.50/Bbl and $41.67/Bbl. The Trust has also entered into a number of financial hedges for 2003, 2004 and 2005. The hedges are disclosed in detail in the Financial Instrument Note in the audited consolidated financial statements included in this prospectus.

The Board of Directors of the Corporation reviews and approves a risk management policy that provides management with guidance in terms of hedging arrangements. The Board of Directors also reviews and approves the hedges negotiated by management. Consistent with its risk management policy, the Trust entered into the hedges with a diverse portfolio of financially sound parties to reduce the risk associated with the counterparties' abilities to fulfill contractual obligations.

The Trust enters into hedging arrangements to help assure that the prices received for production from proved producing reserves will offer a sufficient level of cash flow for its monthly distributions and to fund capital development and acquisitions programs to Unitholders as part of the "Going Concern" business plan. Overall, during 2003, the Trust ensured that the prices received for 7,600 Bbls/d of production would render sufficient cash flow to pay distributions of $0.20 per month in 2003 and to assist in funding the capital program.

Revenue

Revenues, before royalties, totalled $21.8 million in 2002 through the composition of sales indicated below.

Product	($000)	(%)
Heavy oil	5,791	27
Medium oil	16,277	75
Natural gas liquids	144	1
Natural gas	496	2
Production revenue	22,708	105
Hedging	(1,009)	(5)
Total	21,699	100

Royalty Expense

The Trust paid royalties of $2.9 million in 2002 or approximately $3.80/BOE. The table below provides details of the royalty expense.

	Royalty Expense ($000)			
Product	Crown	Non-crown	Total	% of Production Revenue
Heavy oil	358	841	1,199	21
Medium oil	746	807	1,553	10
Natural gas liquids	19	1	20	14
Natural gas	77	15	92	19
Overall Total	1,200	1,664	2,864	13

The royalties associated with the 2002 production were not eligible for the ARTC as the production was purchased from corporations that had received the maximum ARTC. However, any crown royalties resulting from production of the wells drilled by the Trust will be eligible for ARTC.

Operating Expenses

The Trust's operating expenses were $6.4 million in 2002 or $8.49/BOE. The Trust operates all of its major properties. Operatorship is considered important to the Trust in order to ensure that its best practices are applied to operating activities to minimize costs and maximize production and the recovery of reserves.

Electrical power (49%), maintenance (17%) and labour costs (8%) represent the majority of the Trust's operating costs. Historical net field electrical power usage for the properties has been approximately 18 MW. Including the impact of the Killarney property acquisition in April 2003, the 2003 electrical power usage will increase to approximately 24 MW. During 2002, the Trust entered into contracts to purchase 5 MW of electrical power at a price of $46.30 per MWh for 2003. Early in 2003, the Trust also entered into a contract to fix an additional 5 MW of power at a price of $46.00 per MWh for 2004. The Trust also agreed to purchase 9.75 MW of power at a price of $44.50 per MWh for the period from April 1, 2003 to March 31, 2006.

Given the maturity of the Trust's oil and natural gas properties and management's plan to optimize the rate of production decline and increase recovery of the hydrocarbons in place, maintenance expense will continue to represent a significant portion of operating costs. However, the Trust believes that with the appropriate level of day-to-day attention and planning, the costs can be controlled.

The Trust's 26 field employees operate the wells. Field employees receive remuneration comparable to industry standards and are further motivated with bonuses based upon corporate and personal performance. Management believes that employing dedicated field personnel, rather than engaging third party contractors, is a key factor in successfully carrying out the Trust's business plan.

Netback

The Trust's operating margin in 2002 was $12.6 million or $16.66/BOE. The table below provides a summary of the Trust's netback.

	$000	$/BOE	% of Revenue
Production revenue	22,708	30.13	104
Hedging losses	(1,009)	(1.34)	(5)
Royalty income	120	0.16	1
Royalties	(2,864)	(3.80)	(13)
Operating expenses	(6,396)	(8.49)	(29)
Netback	12,559	16.66	58

General and Administration Expenses

General and administrative expenses totalled $0.8 million or $1.00/BOE in 2002. Of this amount, $0.6 million or $0.77/BOE was charged against income. Consistent with The Trust's "Going Concern" strategy, and unlike other conventional energy trusts, a portion of the Trust's general and administrative expenditures is in respect to oil and natural gas development activity. As such $0.2 million or $0.23/BOE of general and administrative costs were capitalized.

Interest Expense and Amortization of Deferred Financing Charges

Interest charges were $2.0 million, while amortized deferred financing charges associated with fees to secure bank lending facilities amounted to $0.6 million. During 2002, the Trust incurred $0.8 million of interest charges for bank debt used to partially finance oil and natural gas property acquisitions and to provide working capital. The Trust also paid $1.2 million of interest for bridge financing and a debenture to assist with the start-up of the Trust. The bridge financing and debenture were both repaid on December 5, 2002 upon completion of the Trust's initial public offering.

On December 31, 2002, bank debt was $45.7 million and unamortized deferred financing costs were $2.2 million. The deferred financing charges will be amortized on a straight-line basis over the life of the bank credit facility.

Depletion, Depreciation, and Future Site Reclamation Expenses

The Trust's 2002 depletion, depreciation, and amortization ("DD&A") and site restoration provision totalled $5.7 million. This number includes DD&A for oil and natural gas properties of $5.1 million, $32,000 for depreciation of office furniture and equipment, and $0.5 million for future abandonment and site restoration costs. The DD&A rate for oil and natural gas properties was $6.77/BOE and is based on the purchase costs of the oil and natural gas properties. The $0.72/BOE rate used to provide for future site reclamation costs is founded on an ultimate future expenditure of $9.2 million estimated by management and an independent third party. The depreciation of office furniture and equipment has been calculated on a straight-line basis of 20% to 33%.

Income Taxes

Income taxes for 2002 were comprised of $47,000 for large corporation tax and $1.3 million of future income tax recovery, as a result of the consolidation of the Trust and the Corporation.

At the end of 2002, the Corporation had tax pools of $32 million available to reduce future income. The tax pools are made up of $6.3 million in COGPE, $0.2 million in Canadian Development Expenses, $0.3 million of Canadian Exploration Expenses, $21.7 million in unclaimed tangible costs, $2.2 million in deferred financing costs and $1.3 million in non-capital loss carry forward. Similarly, the Trust has tax pools totalling $63 million, consisting of $48.3 million in COGPE, $2.7 million in Trust Unit issue costs, and $12.0 million in tax losses.

Cash Flow and Earnings

The 2002 fiscal year consolidated cash flow and net income were $9.5 million ($12.61/BOE) and $5.1 million ($6.81/BOE), respectively. The corresponding per Trust Unit figures are $6.83 (diluted – $6.43) and $3.69 (diluted $3.46). The per unit figures are significantly higher than will be recorded in 2003 as nearly all of the Trust's 2002 Trust Units were outstanding for only 26 days.

Capital Expenditures

Capital expenditures totalled $76.9 million in the 2002 fiscal year. The oil and natural gas property acquisitions of $76.2 million represent the majority of the costs incurred. The details in respect of the property acquisitions are outlined in the following table.

Acquisitions

				Cost per BOE	
Area	**Closing Date**	**Purchased Production (BOE/d)**	**Closing Price ($000)**	**Established Reserves ($/BOE)**	**Production at Closing ($/BOE/d)**
Thompson Lake	July, October, 2002	2,754	27,185	5.85	9,871
Hayter	November 15, 2002	5,752	48,968	6.57	8,513
Total Property Acquisitions		8,506	76,153	6.30	8,953

Business Risks

The Trust intends to execute its business plan to create value for Unitholders by paying stable monthly distributions and maintaining the net asset value per Trust Unit. In planning the implementation of the business plan, the following items were identified as risks and, in certain cases, opportunities associated with the Trust's business:

1. Operational risk associated with the production of oil and natural gas;

2. Reserve risk with respect to the quantity of recoverable reserves;

3. Commodity price risk, as oil and natural gas prices fluctuate due to market forces;

4. Financial risks, such as changes in the Canadian/U.S. dollar exchange rate, interest rates, and debt service obligations;

5. Environmental and safety risks associated with well and production facilities; and

6. Changing government policy risks, including revisions to royalty legislation, income tax laws, and incentive programs related to the oil and natural gas industry.

Sensitivities and Outlook

Crude oil markets remain volatile during the first quarter of 2003 and appear to be on a weakening trend for the balance of the year. To mitigate the Trust's exposure to weakening oil price markets and volatility in light/heavy oil differentials, the Trust has developed a comprehensive risk management program. Approximately 80% of the Trust crude oil sales in 2003 have been hedged at prices ranging from U.S.$23.50 to U.S.$28.08 per barrel. This provides the Trust with a high degree of certainty in forecasting our near-term revenues.

The table below indicates the impact of changes of key variables on the Trust's cash flow and distributions.

	WTI (Price/Bbl)	Oil Quality Differential	Crude Oil Production	U.S. Bank Prime Rate	FX Cdn$/U.S.$
Assumption	U.S.$28.40	Various	9,100 Bbls/d	4.25%	$0.67
Change	U.S.$1.00	U.S.$1.00	100 Bbls/d	1%	$0.01
Cash flow ($000)	$159	$1,520	$602	$381	$1,252
Cash Flow per Trust Unit	$0.01	$0.13	$0.05	$0.04	$0.11

PRICE RANGE AND TRADING VOLUME

The Trust Units have been listed and posted for trading on the TSX under the trading symbol "HTE.UN" since December 5, 2002. The following table sets forth reported intraday high and low trading prices and the volumes for the Trust Units for the periods indicated as reported by the TSX.

Period	High	Low	Volume
2002			
December (5 - 31)	9.50	8.25	561,757
2003			
January	11.00	9.45	396,022
February	10.95	10.38	185,001
March	11.75	9.90	310,856
April	10.40	9.82	442,838
May	10.50	9.80	319,726
June	10.25	9.55	1,032,762
July	10.85	9.82	551,893
August	12.65	10.80	643,984
September	12.75	11.65	687,675
October (to October 6)	12.25	12.00	101,653

Note:

(1) On October 6, 2003, being the last day on which the Trust Units traded prior to the date of this prospectus, the closing price of the Trust Units on the TSX was $12.16.

PRIOR SALES

On July 10, 2002, the Trust issued 100 Trust Units to the original settlor of the Trust for $100 to facilitate its organization.

On December 5, 2002, 3,750,000 Trust Units were issued at a price of $8.00 per Trust Unit pursuant to the closing of the Initial Public Offering and 5,000,000 Trust Units were issued at a price of $1.00 per Trust Unit on the settlement of a debenture in the principal amount of $5,000,000 which had been issued by the Trust in favour of 990148 Alberta Ltd. (see "Interests of Management and Others in Material Transactions"). On December 17, 2002, 562,500 Trust Units were issued at a price of $8.00 per Trust Unit pursuant to the exercise of an over-allotment option granted to the Underwriters in connection with the Initial Public Offering.

On January 24, 2003, 150,000 Trust Units were issued to Caribou at a price of $1.00 per Trust Unit pursuant to the exercise of outstanding Trust Unit purchase warrants which had been issued by the Trust to Caribou as a commitment fee for interim loans which had been provided by Caribou (see "Interests of Management and Others in Material Transactions").

On March 7, 2003, 1,500,000 Special Warrants were exercised into trust units. The special Trust Unit purchase warrants were issued on February 4, 2003, net of a 5% underwriters' fee and approximately $550,000 of issue costs.

On May 27, 2003 the Trust issued 200,000 Trust Units at a price of $10.50 per unit, for consideration of the purchase of a crude oil producing property. On June 27, 2003, the Trust issued 625,000 trust units at a price of $10.00 per unit, as partial consideration of the purchase of all of the common shares of WEI and a 99% net profits interest in certain producing oil and natural gas properties held by WEI.

In addition, the following table summarizes the issuance of Trust Units under the DRIP Plan:

Distribution Month	Record Date	Payment Date	Trust Units Issued Under DRIP Plan	Amount
January	January 31, 2003	February 17, 2003	79,208	$ 794,650
February	February 28, 2003	March 17, 2003	73,230	780,223
March	March 31, 2003	April 15, 2003	96,019	907,805
April	April 30, 2003	May 15, 2003	98,535	925,662
May	May 31, 2003	June 16, 2003	103,059	990,697
June	June 30, 2003	July 15, 2003	104,425	989,718
July	July 31, 2003	August 15, 2003	92,818	989,612
August	August 31, 2003	September 15, 2003	88,095	1,007,285
As at September 15, 2003			735,389	$7,385,652

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust since the completion of the Initial Public Offering.

2003	**Distribution Per Trust Unit**
January (1)	$0.20
February	$0.20
March	$0.20
April	$0.20
May	$0.20
June	$0.20
July	$0.20
August	$0.20
September (2)	$0.20

Notes:

(1) This distribution was the first cash distribution paid by the Trust following the completion of the Initial Public Offering.

(2) The Trust announced on September 16, 2003 that the next monthly cash distribution of $0.20 per Trust Unit will be paid on October 15, 2003 to Unitholders of record on September 30, 2003.

Unitholders of record on a Record Date will be entitled to receive monthly cash distributions of the Distributable Cash which will become payable on the 15th day following the Record Date, and if such date of payment is not a Business Day on the next Business Day after the 15th day following the Record Date.

ESCROWED SECURITIES

In connection with the completion of the Initial Public Offering, certain members of the Management Group holding an aggregate $4,777,500 principal amount of debentures of 990148 Alberta Ltd. (which were settled with 4,777,500 Trust Units which, as at September 30, 2003 represented approximately 38.4% of the currently outstanding Trust Units, approximately 30.3% after giving effect to the Offering and prior to the exercise of the Over-Allotment Option) executed an undertaking in favour of the underwriters of the Initial Public Offering not to offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Trust Units or other securities of the Trust or the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Trust or the Corporation then held by such holder or such holder's spouse, directly or indirectly, at any time until November 28, 2004. See "Interests of Management and Others in Material Transactions".

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 3,750,000 Trust Units to the Underwriters, and the Underwriters have severally agreed to purchase such Trust Units on October 16, 2003, or on such other date as may be agreed among the parties to the Underwriting Agreement. Delivery of the Trust Units is conditional upon payment on closing of $12.00 per Trust Unit by the Underwriters to the Trust Unit. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $0.72 per Trust Unit for Trust Units issued and sold by the Trust, for an aggregate fee payable by the Trust of $2.7 million, in consideration for their services in connection with the Offering. The terms of the Offering were determined by negotiation between the Corporation, on behalf of the Trust, and National Bank Financial Inc. on its own behalf and on behalf of the other Underwriters.

The Trust has granted to the Underwriters the Over-Allotment Option to purchase up to 562,500 additional Trust Units at the Offering Price, exercisable, in whole or in part, for a period of 30 days following the date of closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. The Trust will pay to the Underwriters a fee of $0.72 per Trust Unit with respect to the Trust Units issued under the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total offering, Underwriters' fee and net proceeds to the Trust, before deducting issue expenses, will be $51.750 million, $3.105 million and $48.645 million, respectively.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. Among other conditions, the Offering will not proceed unless the New Properties Acquisition closes. If an Underwriter fails to purchase the Trust Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all Trust Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and the Corporation will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, will be conducted in accordance with applicable securities laws and may be discontinued at any time.

The TSX has conditionally approved the listing of the Trust Units distributed under this prospectus on the TSX. Listing is subject to the Trust fulfilling all of the requirements of the TSX on or before January 5, 2004.

The Trust Units have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "US Securities Act"), and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the US Securities Act and applicable state securities laws. Each of the Underwriters has agreed that, except in accordance with Rule 144A under the US Securities Act, it will not offer, sell or deliver Trust Units within the United States.

In addition, until 40 days after the commencement of the Offering, any offer or sale of the Trust Units within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the US Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the US Securities Act.

PRINCIPAL UNITHOLDERS

To the best of the knowledge of the directors and officers of the Corporation, the only person that owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the votes attached to all of the issued and outstanding Trust Units is:

Name and Address of Shareholder	Type of Ownership	Number of Trust Units Owned		Percentage of Trust Units	
		Before Giving Effect to the Offering	After Giving Effect to the Offering	Before Giving Effect to the Offering	After Giving Effect to the Offering
M. Bruce Chernoff	Direct and Beneficial	4,934,406 [(1)]	4,934,406 [(2)]	39.4%	30.3%[(2)]

Notes:

(1) Includes Trust Units held by Caribou, a company controlled by Mr. Chernoff, and Trust Units held in RESP accounts for the benefit of Mr. Chernoff's children.

(2) Assuming that no portion of the Over-Allotment Option is exercised.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust and Blake, Cassels & Graydon LLP, counsel to the Underwriters (collectively, "Counsel"), the following is a fair and adequate general summary of the principal Canadian federal income tax consequences applicable to purchasers of Trust Units issued hereunder. This summary is only applicable to persons who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada, will hold the Trust Units as capital property and deal at arm's length with the Trust and the underwriters. This summary is not applicable to "financial institutions" which are subject to the "mark-to-market" provisions of the Tax Act, or to persons to whom an investment in Trust Units would be a "tax shelter" or a "tax shelter investment". Trust Units will generally be considered to be held as capital property unless the Unitholder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to the Trust Units. Certain Unitholders, other than traders or dealers in securities, whose Trust Units might not otherwise qualify as capital property, may be entitled to so qualify their Trust Units by making the lifetime election relating to dispositions of Canadian securities. Unitholders interested in making this election should consult their tax advisors.

This summary is based upon the provisions of the Tax Act and the Income Tax Regulations (the "Regulations"), all specific proposals to amend the Tax Act and Regulations that have been publicly announced prior to the date hereof and Counsel's understanding of the current administrative practices and policies of the Canada Customs and Revenue Agency ("Revenue Canada"). Except as specifically noted herein, this summary does not otherwise take into account proposed or possible changes in law whether by judicial or legislative action. This summary does not consider the income tax legislation of any of the provinces of Canada, nor does it consider the income tax legislation of any foreign country.

This summary is of a general nature only and is not intended to constitute income tax advice to any prospective purchasers of the Trust Units. The tax considerations for a specific holder will depend on such holder's particular circumstances and, therefore, prospective purchasers are urged to consult their own tax advisors as to their particular income tax situations.

Status of the Trust

Harvest has confirmed that the Trust currently satisfies certain factual criteria which allow it to qualify as a "mutual fund trust" for the purposes of the Tax Act and this summary assumes that the Trust will continue to so qualify. Continued qualification requires certain conditions under the Tax Act be maintained. Harvest intends to ensure that these conditions will continue to be satisfied and the Trust will continue to so qualify, but if the Trust ceases to qualify, the income tax considerations associated with the Trust Units will be materially different than described below.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for that year including net realized accrued interest, if any, and all amounts received in respect of the royalties the Trust holds on the oil and natural gas properties (the "Royalties"). The Trust is generally not entitled to deduct the amount of the royalties paid to the Crown by the Corporation on behalf of the Trust, but is entitled to deduct a "resource allowance" equal to 25% of its "adjusted resource profits". Under the Proposed Amendments, the Trust will be required to include income from the Royalties as it accrues, rather than when it is received. The Proposed Amendments also provide that the Trust will

be entitled to deduct Crown royalties and will not be entitled to the resource allowance, with such changes to be phased in between 2003 and 2006. Costs incurred in the issuance of Trust Units may generally be deducted by the Trust on a five year, straight line basis. The Trust will also be entitled to deduct reasonable current expenses incurred in its ongoing operations.

The Trust may deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10%, on a declining balance basis, of its cumulative COGPE account at the end of that year. Where, as a result of a sale of a property by the Corporation and the extinguishment of the Royalty with respect thereto, proceeds of disposition become receivable by the Trust in a taxation year, the amount of such proceeds ("Royalty Disposition Proceeds") will be required to be deducted from the balance of the Trust's cumulative COGPE account otherwise determined. If all or a portion of the Royalty Disposition Proceeds receivable in a taxation year are utilized in that year by the Trust to acquire additional royalty interests in respect of one or more Canadian resource properties, the amount so utilized will be added, in that year, to its cumulative COGPE account. If, after taking into account all additions and deductions for any taxation year, the balance of the cumulative COGPE account of the Trust is negative at the end of such taxation year, the negative balance will be included in the income of the Trust for such year.

The Tax Act requires the Trust to compute its income or loss for a taxation year as though it were an individual resident in Canada. To the extent that the Trust has any taxable income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts which are paid or payable by it to the Unitholders in such year.

Under the Trust Indenture, an amount equal to all of the income of the Trust for each year, will be payable to the holders of the Trust Units. Subject to the exceptions described below, all amounts payable to the holders of Trust Units shall be paid by way of cash distributions.

Under the Trust Indenture, income of the Trust may be used to finance cash redemptions of Trust Units, and income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, income of the Trust will be payable to holders of Trust Units in the form of additional Trust Units ("Reinvested Trust Units"). Moreover, under the Trust Indenture, the Trust may, in certain circumstances, issue Redemption Notes (as defined in "Trust Indenture Redemption Right") to finance the redemption of Trust Units rather than distribute investments of the Trust. An amount equal to the income of the Trust utilized for the purposes of making interest and principal payments under the Redemption Notes may also be payable to the holders of the Trust Units in the form of Reinvested Trust Units rather than by way of cash distributions. Reinvested Trust Units may also be distributed if the Trust does not have sufficient cash to pay the full distribution otherwise payable on a particular distribution record date.

For purposes of the Tax Act, the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its income for the year otherwise determined. As a result of such deduction from income, it is expected that the Trust will not be liable for any material tax under the Tax Act. However, no assurances can be given in this regard.

Taxation of Unitholders

Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or resource profits for resource allowance purposes) for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to, and treated as a loss of, a Unitholder.

A Unitholder will generally be required to include in computing its income for a particular taxation year the portion of the net income of the Trust for a taxation year that is paid or payable to the Unitholder in that particular taxation year, or to which a Unitholder is entitled to enforce payment, including any such amount which is payable in Reinvested Trust Units.

Any amount in excess of the taxable income of the Trust that is paid or payable by the Trust to a Unitholder in a year should not generally be included in the Unitholder's income for the year. However, any such amount which becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, will be

applied to reduce the adjusted cost base of the Trust Units held by such Unitholder. To the extent that the adjusted cost base of a trust unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the trust unit in the year in which the negative amount arises, and the adjusted cost base of the trust unit at the commencement of the subsequent year will be nil.

The initial cost to a holder of a trust unit issued hereunder will be equal to the subscription price of such trust unit. Reinvested Trust Units issued to a Unitholder in lieu of a cash distribution of income will have an initial cost equal to the amount of such income. This initial cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder in order to determine the respective adjusted cost base of each such trust unit.

The disposition or deemed disposition by a Unitholder of a trust unit, whether on redemption or otherwise, will generally result in the Unitholder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the trust unit and any reasonable costs of disposition.

Under the Tax Act, one half of any capital gain realized by a Unitholder upon the disposition of a trust unit and the entire amount of any net taxable capital gains designated by the Trust in respect of the Unitholder will be included in the Unitholder's income under the Tax Act for the year of disposition or designation, as the case may be, as a taxable capital gain. Subject to certain specific rules in the Tax Act, one half of any capital loss realized on the disposition of a trust unit may be deducted against any taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year.

Taxable capital gains realized by a Unitholder who is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

INDUSTRY CONDITIONS

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of the Trust in a manner materially different than they would affect other oil and natural gas companies or trusts of similar size. All current legislation is a matter of public record and the Trust is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing – Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the balance between supply and demand. Oil exports may be made pursuant to export contracts with terms not exceeding 1 year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing – Natural Gas

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada.

Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m^3 /day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The governments of Alberta and Saskatchewan also regulates the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement ("NAFTA")

On January 1, 1994, NAFTA became effective among the governments of Canada, the United States of America and Mexico. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States of America or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are from time to time carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties or net profits or net carried interests.

From time to time the governments of Canada, Alberta and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 m^3 exemption is available to production from a well that has not produced for a 12 month period, if resuming production after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a third tier royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old

natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and natural gas production against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price-sensitive formula, and the ARTC rate varies between 75%, at prices for oil below $100 per m^3, and 25%, at prices above $210 per m^3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid to the provincial governments. In Alberta, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. None of the Existing Properties are eligible for ARTC.

Effective January 1, 1994, the Government of Saskatchewan revised its fiscal regime for the oil and natural gas industry. Some royalties on wells existing as of that date will remain unchanged and therefore subject to various periods of royalty/tax reduction. While a number of incentives were eliminated or reduced (such as incentives for vertical infill wells and lower cost horizontal wells), new incentive programs were initiated to encourage greater exploration and development activity in the province.

The new fiscal regime in Saskatchewan provides an incentive to encourage the drilling of new vertical oil wells through a revised royalty/tax structure for new vertical oil wells and incremental production from new or expanded water flood projects, but not horizontal wells. The "Third Tier" Crown royalty rate and freehold production tax structure, which does not apply to horizontal wells, is price sensitive and varies between heavy and non-heavy oil (from a minimum of 10% for heavy oil at a base price to a maximum of 35% for non-heavy oil at a price above the base price). Previous time-based royalty/tax holidays applicable to new vertically drilled oil wells have been replaced with volume-based royalty/tax reduction incentives in which a maximum royalty of 5% (before application of the 1% Saskatchewan Resource Credit) will apply to various volumes depending on the depth and nature of the well (up to 25,000 cubic metres of oil in the case of deep exploratory wells). The maximum royalty applicable to the first 12,000 cubic metres of oil has been increased from 5% to 10% for production from certain re-entry horizontal wells. In addition, royalty/tax holidays for deep horizontal oil wells have been replaced with a 25,000 cubic metres volume incentive (5% maximum royalty). Oil production from qualifying reactivated oil wells are subject to a maximum new royalty rate of 5% (before the application of the 1% Saskatchewan Resource Credit) for the first five years following re-activation in the case of wells reactivated after 1993 and shut-in or suspended prior to January 1, 1993. With respect to qualifying exploratory natural gas wells, the first 25 million cubic metres of natural gas produced will be subject to an incentive maximum royalty rate of 5% (0% freehold production tax).

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibition on releases or emissions of various substances produced in association with certain oil and natural gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders. Environmental legislation in Alberta has undergone a major revision and has been consolidated into the *Environmental Protection and Enhancement Act.* Under the new Act, environmental standards and compliance for releases, clean up and reporting are stricter and more onerous. Also, the range of enforcement actions available and the severity of penalties have been significantly increased. These changes will have an incremental effect on the cost of conducting operations in Alberta. This legislation rolled the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental and review process.

In December 2002 the Government of Canada ratified the Kyoto Protocol. This protocol calls for Canada to reduce its greenhouse gas emissions to 6 percent below 1990 levels during the period between 2008 and 2012. The protocol will only become legally binding when it is ratified by at least 55 countries, covering at least 55 percent of the emissions addressed by the protocol. If the protocol is ratified and becomes legally binding, it is expected to affect the operation of al industries in Canada, including the oil and natural gas industry. As details of the implementation of this protocol have yet to be announced, the effect on the Trust cannot be determined at this time.

Competitive Environment

The oil and natural gas industry has been experiencing a large number of business combinations, involving companies of all sizes. This consolidation process has resulted in a number of asset rationalization programs pursuant to which assets have become available for acquisition. This same consolidation process has resulted in some industry participants, with whom the Trust will be competing for attractive large asset or share acquisitions, becoming larger and more competitive, which may increase the demand for acquisitions.

Investors are becoming increasingly aware of the oil and natural gas royalty trust sector and the income trust sector ("Trust Sector"). Management of the Corporation believes that due to the nature of the assets held by royalty trusts, as well as their focus on development and exploitation rather than exploration, investor interest in the oil and natural gas sector has increased with the growing perception that royalty trusts offer an investment vehicle in the oil and natural gas industry that has less risk than more traditional oil and natural gas investments. Consequently, the Trust Sector has recently been able to access the capital markets more readily than traditional oil and natural gas companies. This access to capital has made the Trust Sector a competitor for oil and natural gas property and corporate acquisitions. The Trust Sector has an advantage over oil and natural gas companies in corporate taxation. A number of Canadian-based oil and natural gas companies are currently taxable, having depleted their accumulated tax pools, and therefore they generally assess the merits of potential acquisitions on an after-tax basis. Oil and natural gas royalty trusts and income trusts distribute income to their unitholders. Units of these royalty and income trusts are often held in tax sheltered vehicles such as registered retirement savings plan accounts, and distributions on the units held in such vehicles are thus generally sheltered from immediate taxation.

Non-Canadian companies have been investing heavily in the Canadian oil and natural gas industry by acquiring both properties and companies. In particular, companies from the United States have been attracted to the Canadian market to acquire supplies of natural gas, in part by the weakness of the Canadian dollar relative to the United States dollar and the development of additional pipeline facilities for the efficient transmission of natural gas to the United States markets. Management of the Corporation believes this trend will continue to influence Canadian asset valuation parameters and will result in truly North American valuations for Canadian producers.

CONFLICTS OF INTEREST

Properties will not be acquired from officers or directors of the Corporation or persons not at arm's length with such persons at prices which are greater than fair market value, nor will Properties be sold to officers or directors of the

Corporation or persons not at arm's length with such persons at prices which are less than fair market value in each case as established by an opinion of an independent financial advisor and approved by the independent members of the Harvest Board. There may be circumstances where certain transactions may also require the preparation of a formal valuation and the affirmative vote of Unitholders in accordance with the requirements of Ontario Securities Commission Rule 61-501.

Circumstances may arise where members of the Harvest Board serve as directors or officers of corporations which are in competition with the interests of the Corporation and the Trust. No assurances can be given that opportunities identified by such board members will be provided to the Corporation and the Trust.

LEGAL MATTERS

Certain legal matters in connection with the qualification for distribution of the Trust Units will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Trust and the Corporation and by Blake, Cassels & Graydon LLP on behalf of the Underwriters.

Furthermore, the opinions contained under "Canadian Federal Income Tax Considerations" have been provided by Burnet, Duckworth & Palmer LLP and Blake, Cassels & Graydon LLP. John A. Brussa, a member of the Board of Directors of the Corporation, is a Partner of Burnet, Duckworth & Palmer LLP.

INTEREST OF EXPERTS

None of Burnet, Duckworth & Palmer LLP, Blake, Cassels & Graydon LLP, McDaniel or Seaton has received or will receive a direct or indirect interest in the property of the Corporation or the Trust or of any associate or affiliate of the Corporation or the Trust in connection with the offering of the Trust Units.

The opinions contained under "Canadian Federal Income Tax Considerations" have been provided by Burnet, Duckworth & Palmer LLP and Blake, Cassels & Graydon LLP. John A. Brussa, a member of the Board of Directors of the Corporation, is a Partner of Burnet, Duckworth & Palmer LLP. As of October 3, 2003, the partners and associates of Burnet, Duckworth & Palmer LLP as a group, beneficially own, directly or indirectly, less than 3% of the outstanding Trust Units and the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units.

In addition, except for Mr. Brussa, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associates or affiliates of the Corporation.

LEGAL PROCEEDINGS

Management of the Corporation is not aware of any litigation outstanding, threatened or pending as of the date hereof or against the Trust or the Corporation or relating to the business of the Corporation which would be material to such business.

PROMOTERS

M. Bruce Chernoff and Kevin A. Bennett may be considered to be the promoters of the Trust by reason of their initiative in organizing the business and affairs of the Trust. See "Interests of Management and Others in Material Transactions".

The following table sets forth the number of Trust Units owned, directly or indirectly, by Mr. Chernoff and Mr. Bennett:

Name and Address of Unitholder	Type of Ownership	Number of Trust Units Owned: Before Giving Effect to Offering	Number of Trust Units Owned: After Giving Effect to Offering	Percentage of Trust Units: Before Giving Effect to Offering	Percentage of Trust Units: After Giving Effect to Offering
M. Bruce Chernoff	Direct and Beneficial	4,934,406 (1)(2)	4,934,406 (2)(3)	39.4%	30.3%
Kevin Bennett	Direct and Beneficial	700,000 (3)	700,000 (4)	5.6%	4.3%

Notes:

(1) Includes Trust Units held by Caribou, a company controlled by Mr. Chernoff, and Trust Units held in RESP accounts for the benefit of Mr. Chernoff's children.

(2) Does not include Trust Units held by Mr. Chernoff's spouse.

(3) Does not include Trust Units held by Mr. Bennett's spouse.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

M. Bruce Chernoff and Kevin A. Bennett took the initiative of founding and organizing the Corporation and the Trust and their respective businesses. See "Promoters".

Mr. Brussa is a director of a partner of the New Properties Vendor.

Hector J. McFadyen, a director of the Corporation, was recently appointed to the board of directors of Hunting PLC ("Hunting"), a UK-based public corporation engaged in oil and natural gas, oilfield service, and oil and natural gas marketing and distribution activities. Hunting carries on its oil and natural gas marketing and distribution activities through its majority owned subsidiary, Gibson Energy Ltd. ("Gibson"). The Corporation had previously entered into a number of oil price physical hedging contracts with Gibson as described in "Information Respecting the Corporation – Commodity Hedging." The contracts entered into with Gibson are the 2002 and 2003 Canadian dollar-based price swaps and all of the collars described under that section of this prospectus. The Corporation may execute additional hedging contracts with Gibson in the future.

On July 10, 2002 and July 30, 2002 the Trust entered into loan agreements with Caribou, a company controlled by M. Bruce Chernoff, pursuant to which Caribou agreed to advance up to $43 million to the Trust to finance, in part, the purchase of the NPI and to purchase, indirectly, the Direct Royalties which were included in the working and royalty interests acquired by the Corporation on July 10, 2002 and November 15, 2002 (the "Interim Loan"). The Interim Loan bore interest at 20% per annum, was due on or before July 31, 2003 and was secured by all of the assets of the Trust, including the NPI, but was not secured by the Properties of the Corporation. On December 5, 2002 the Corporation repaid the amount of $23.5 million, which represented all amounts outstanding pursuant to the Interim Loan, with a portion of the proceeds of the Initial Public Offering and with advances under the Corporation's credit facilities.

Pursuant to the Interim Loan, Caribou was granted, as a commitment fee, 150,000 Trust Unit purchase warrants (the "Warrants"). Each Warrant entitled the holder to acquire one Trust Unit at a price of $1.00. All of the Warrants were exercised on January 23, 2003 and in exchange for payment of $150,000, Caribou was issued 150,000 Trust Units.

On August 15, 2002, 990148 Alberta Ltd. ("990148") advanced $5 million (the "Trust Debenture") to the Trust to finance, in part, the acquisition of properties by the Corporation. The Trust Debenture called for interest to be accrued at a rate of 2.25% per annum on the $5 million principal amount. At the option of 990148, the Trust Debenture principal and accrued interest could be settled by cash or the issue of Trust Units. The Trust Debenture was due and payable on the earlier of the date that the Trust completed the Initial Public Offering or December 31, 2002. On December 5, 2002 the Trust Debenture and accrued interest was settled through the issuance of 5,000,000 Trust Units and the payment of $30,072 in cash to 990148. Upon settlement of the Trust Debenture, 990148 settled the Management Group Debentures with the 5,000,000 Trust Units received and the payment of $26,731 in cash for accrued interest.

On closing of the Initial Public Offering, certain members of the Management Group holding an aggregate $4,777,500 principal amount of the Management Group Debentures delivered an undertaking to the underwriters of the Initial Public Offering not to offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Trust Units or other securities of the Trust or the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Trust or the Corporation then held by such holder or such holder's spouse, directly or indirectly, at any time until November 28, 2004. Directors and officers of the Corporation also participated in the Initial Public Offering.

Mr. Brussa, a director of the Corporation is a partner of Burnet, Duckworth & Palmer LLP, which firm receives fees for legal services provided to the Corporation and the Trust.

On February 4, 2003 M. Bruce Chernoff, a director and the Chairman of the Corporation, Jacob Roorda, the President of the Corporation and John Brussa, a director of the Corporation, acquired 167,750, 10,000 and 1,500 Special Warrants, respectively, at a price of $10 per Special Warrant. Such Special Warrants were issued as part of the offering of 1,500,000 Special Warrants by the Trust. The Special Warrants which were purchased by the individuals described above were acquired on the same terms that all other Special Warrants were purchased.

On July 28, 2003, the Trust entered into the Equity Bridge Notes with Caribou and the Chairman of the Corporation which provide for advances of up to $40 million to the Trust to assist with the payment of the Deferred Purchase Price Obligation in connection with the acquisition of the New Properties. The Trust received $11 million in advances pursuant to the Equity Bridge Agreement to fund a deposit relating to the purchase of the New Properties. On September 29, 2003, the Trust amended the Equity Bridge Notes and entered into the Bridge Notes. On September 30, 2003, $47.5 million was advanced under the Equity Bridge Notes and the Bridge Notes. This amount was advanced by the Trust to the Corporation to repay in part the Prior Credit Facility. On October 1, 2003, the $11 million deposit with respect to the New Properties was refunded and this amount was used to partially repay the advances made under the Bridge Agreements. In addition the Trust paid $218,904 in interest to the Bridge Lenders in respect of the amounts advanced under the Bridge Agreements. See "Description of the Trust – Borrowing by the Trust".

Directors and officers of the Corporation and their associates have indicated that they expect to purchase up to an aggregate of 20,250 Trust Units at the Offering Price.

RISK FACTORS

The following are certain factors relating to the business of the Trust. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this prospectus.

Public and Insider Ownership

As at the date hereof, prior to giving effect to the Offering, the directors and officers of the Corporation and their associates and affiliates, as a group, hold, directly or indirectly, or exercise control or direction over, approximately 6,474,230 Trust Units, representing approximately 51.7% of the issued and outstanding Trust Units. After giving effect to the Offering, the directors and officers of the Corporation, and their associates and affiliates, as a group, will beneficially own, directly or indirectly, 6,494,480 Trust Units or approximately 39.9% of the outstanding Trust Units (approximately 38.6% of the outstanding Trust Units if the Over-Allotment Option is exercised in full)

As part of the Initial Public Offering, certain members of the Management Group holding an aggregate $4,777,500 principal amount of the Management Group Debentures executed an undertaking in favour of the Underwriters not to offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Trust Units or other securities of the Trust or the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Trust or the Corporation then held by such holder or such holder's spouse, directly or indirectly, at any time until November 28, 2004.

Dilution

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Harvest Board may determine. In addition, the Trust may issue additional Trust Units from time to time pursuant to the Unit Incentive Plan and the DRIP Plan. The possible issuance of these Trust Units could result in dilution to the purchasers of Trust Units pursuant to the Offering. See "Trust Indenture – Issuance of Trust Units", "Trust Unit Incentive Plan" and "DRIP Plan".

Purchase of the NPI, the Properties and the Direct Royalties

The price paid for the purchase of the NPI, the Existing Properties and the Direct Royalties or to be paid for the purchase of the New Properties was based on engineering and economic assessments made by independent engineers. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of crude oil, natural gas and natural gas liquids, future prices of oil, natural gas and natural gas liquids and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the Corporation and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas and natural gas liquids from those anticipated at the time of making such assessments will affect the return on the value of the Trust Units. In addition, all such assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than those currently attributed to the Existing Properties and the New Properties.

Dispute Relating to Acquisition of Properties

The Corporation and Anadarko Canada Corporation (the "Vendor") are engaged in a dispute as to whether an adjustment to the purchase price paid for oil and natural gas properties acquired by the Corporation from the Vendor on November 15, 2002 should be made in favour of the Vendor. This dispute relates to whether or not the value of a hedging contract held by the Vendor impacts the net proceeds from the properties acquired from the effective date of the acquisition of June 1, 2002 to the closing date of November 15, 2002. Following various post closing adjustments, the Vendor is claiming that a net $3.3 million ($5.8 million disputed amount, less $2.5 million of holdbacks from the Vendor) is still owing by the Corporation. Management of the Corporation believes that such amount is not owing to the Vendor. This dispute will be resolved through an arbitration process. Should the Corporation be unsuccessful in defending on this amount, it will increase the amount of debt outstanding under its bank facility. This would increase the Corporation's debt service obligations which would have a negative impact on Cash Available for Distribution. Should the Corporation be successful in defending on this amount, it will reduce the amount of debt outstanding under its bank facility.

Changes in Legislation

There can be no assurance that income and capital tax laws and government incentive programs relating to the oil and natural gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Unitholders.

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans ("DPSPs") and registered education savings plans ("RESPs") (collectively, "Exempt Plans"). Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. In addition, where a trust governed by an RRSP holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units or any gains realized on a disposition of the Trust Units while they are not qualified investments. See "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

Operational Matters

The operation of oil and natural gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Corporation and possible liability to third parties. The Corporation will employ prudent risk management practices and maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. The Corporation may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce income from the NPI.

Continuing production from a property and to some extent, the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although the Corporation operates the Existing Properties and believes it will become the operator of the New Properties, there is no guarantee that it will remain operator of the Existing Properties or that the Corporation will operate the New Properties or any other Properties it may acquire.

A significant portion of the operating expenses of the Existing Properties, and to a lesser degree, the New Properties, is attributable to electrical power costs. Since deregulation of the electrical power system in Alberta in recent years, the unit cost of electrical power has been set by a market driven mechanism based upon supply and demand. As a result, the prices for electrical power have become volatile. This volatility in electrical power pricing can impact the Corporation's operating expenses, and in turn, the Cash Available For Distribution. The Corporation has implemented an electrical power hedging program to mitigate its exposure to electrical power cost volatility. In respect of the New Properties, the Saskatchewan power system is regulated and as such, electrical power costs are not subject to significant volatility. However, there can be no certainty that the Saskatchewan power system will not deregulate in the future.

Although satisfactory title reviews will generally be conducted on the Properties in accordance with industry standards, such reviews do not guarantee or certify that a defect in title may not arise to defeat the claim of the Corporation to certain Properties. A reduction of income from the NPI or income from Direct Royalties could result in such circumstances.

Reserve Estimates

The reserve and recovery information contained in the McDaniel Report – Existing Properties and the McDaniel Report – New Properties is only an estimate and the actual production and ultimate reserves from the Existing Properties and the New Properties may differ from the estimates prepared by McDaniel.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or the issuance of clean up orders in respect of the Corporation or the Properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on the Corporation. See "Industry Conditions – Environmental Regulation". Although the Operating Subsidiaries have established reclamation funds for the purpose of funding estimated future environmental and reclamation obligations, there can be no assurance that the Operating Subsidiaries will be able to satisfy its actual environmental and reclamation obligations. See "Description of the Trust – The NPI and Direct Royalties – Reclamation Fund".

In December 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6 percent below 1990 levels during the period between 2008 and 2012. The Protocol will only become legally binding when it is ratified by at least 55 countries, covering at least 55 percent of the emissions addressed by the Protocol. If the Protocol is ratified and becomes legally binding, it is

expected to affect the operation of all industries in Canada, including the oil and natural gas industry. As details of the implementation of this Protocol have yet to be announced, it is difficult to determine what, if any, the impact the Protocol may have on the Corporation's ongoing environmental liabilities, on prices for oil and natural gas or on other general economic factors, which may affect the Trust's Cash Available For Distribution.

Debt Service

As at October 6, 2003, the Trust had no indebtedness under the New Interim Bank Facility. The New Interim Lender has issued letters of credit to third parties of approximately $3.1 million of behalf of the Corporation to secure services on the Properties. See "Information Respecting the Corporation – Borrowing by the Corporation". In addition, as of the date hereof, approximately $22.5 million is outstanding under the Equity Bridge Notes and approximately $14 million is outstanding under the Bridge Notes. See "Description of the Trust – Borrowing by the Trust.

The New Interim Lender was provided with security over all of the assets of the Operating Subsidiaries. Upon closing of the New Properties Acquisition, the New Interim Bank Facility is expected to be replaced with the New Bank Facility. See "Information Respecting the Corporation – Borrowing by the Corporation". The security over all of the assets of the Operating Subsidiaries will then be granted to the New Lender. If the Corporation, WEI and the Trust experience an unremedied borrowing base shortfall or default, commit an event of default or the New Interim Lender, or the New Lender, as the case may be, demands repayment, the New Interim Lender or the New Lender may foreclose on or sell the Properties free from, or together with, the NPI.

Dividends and other distributions by the Corporation are prohibited in certain circumstances upon a borrowing base shortfall or default, or upon an event of default or demand for repayment under the New Interim Bank Facility or the New Bank Facility. The NPI, any indebtedness of the Corporation to the Trust, and amounts payable to the Trustee under the Trust Indenture are subordinate to the New Interim Bank Facility or the New Bank Facility pursuant to a subordination agreement between the New Interim Lender, or the New Lender, the Trustee, and the Corporation dated October 3, 2002. This Subordination Agreement may restrict the ability of the Corporation to pay the NPI to the Trust or pay interest or principal on any indebtedness to the Trust, and therefore may limit or eliminate the Cash Available For Distribution.

The Corporation must meet certain ongoing hedging and financial covenants under the New Interim Bank Facility and will be required to meet certain ongoing hedging and financial covenants the New Bank Facility. The covenants are customary restrictions on the Corporation's operations and activities, including restrictions on the incurring of indebtedness, the granting of security, the issuance of incremental debt, and the sale of its assets.

The New Bank Facility has a maximum borrowing base of $105.0 million reducing at $4.5 million per month commencing on July 31, 2003. The New Bank Facility is subject to an annual review on or before May 1, 2004 and the per annum interest rates for the different type of borrowings are dependent upon the debt to annualized cash flow ratios. See "Information Respecting the Corporation – Borrowing by the Corporation".

Debt Repayment

The Corporation and the Trust are permitted to borrow funds to finance the purchase of Properties, capital expenditures, or other financial obligations in respect of the Properties or for working capital purposes. Borrowings of the Corporation to fund the purchase of Canadian resource properties may be repaid with funds received from the Trust. Debt service costs of the Operating Subsidiaries are deducted in computing income from the NPI and debt service costs of the Trust are deducted in computing Cash Available For Distribution. Variations in interest rates could result in significant changes in the amount required to be applied to debt service before payment of the NPI and Cash Available For Distribution. To the extent that borrowings under the New Interim Bank Facility are made in U.S. dollars, the interest payable thereunder is also payable in U.S. dollars. Variations in the Canadian/U.S. dollar exchange could result in a significant increase in the amount of the interest paid under the New Interim Bank Facility, thereby reducing the Cash Available For Distribution. See "Information Respecting the Corporation – Borrowing by the Corporation" and "Capitalization of the Trust".

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the Properties, and by the operator to the Corporation, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of Properties or the establishment by the operator of reserves for such expenses.

Variability of Cash Distributions

The Operating Subsidiaries retain a portion of the cash flows from the Properties in their Reserve Fund to facilitate future acquisitions and development of the Properties. The Corporation believes this will assist in maintaining distributions for a longer period than would otherwise be the case if all cash flows from the Properties were paid to the Trust pursuant to the NPI and subsequently distributed to the Unitholders. Future cash flows generated by such additional Properties may not be similar to those of the Existing Properties and may not generate sufficient cash flows to allow the Operating Subsidiaries to generate sufficient income from the NPI to allow the Trust to maintain consistent distributions from the Trust over a long period of time.

Reliance on Management of the Corporation

Unitholders will be dependent on the management of the Corporation in respect of the administration and management of all matters relating to the Properties, the NPI, the Direct Royalties, the Trust, and the Trust Units. Investors who are not willing to rely on the management of the Corporation should not invest in the Trust Units.

Depletion of Reserves (Sustainability)

The Trust has certain unique attributes which differentiate it from other oil and natural gas industry participants. Cash Available For Distribution in respect of Properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. The Trust and the Corporation will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent additional capital investment in Properties through the use of the Capital Fund or otherwise, initial production levels and reserves attributable to the Properties will decline.

The Corporation's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on the Corporation's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Corporation's reserves and production will decline over time as reserves are exploited.

Trust Units will have no value when reserves from the Properties can no longer be economically marketed and, as a result, subscribers for Trust Units will need to obtain a return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

There is strong competition relating to all aspects of the oil and natural gas industry. The Corporation will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than the Corporation.

There can be no assurance that the Corporation will be successful in developing or acquiring additional reserves on terms that meet the Corporation's investment objectives.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Additional Financing

To the extent that external sources of capital, including the issuance of additional Trust Units, becomes limited or unavailable, the Trust's and the Corporation's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent the Trust or the Corporation is required to use cash flow to finance capital expenditures or property acquisitions, the level of Cash Available For Distribution will be reduced.

Limited Operational History

The Corporation and the Trust were only recently organized and have a limited history of operations and the Trust has made only limited distributions.

Impact of Future Capital Expenditures

The Reserve Value of the Properties as estimated by McDaniel is based in part on cash flows to be generated in future years as a result of future capital expenditures. The Reserve Value of the Properties as estimated by McDaniel will be reduced to the extent that such capital expenditures on the Properties do not achieve the level of success assumed by McDaniel.

Volatility of Commodity Prices

The Trust's results of operations and financial condition, and therefore the NPI and the Direct Royalties, will be dependent on the prices received for petroleum, natural gas and natural gas liquids production. Prices for petroleum, natural gas and natural gas liquids have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Corporation or the Trust. Oil prices received from production in Canada also reflect changes in the Canadian/U.S. currency exchange rate. Any decline in Petroleum oil and natural gas prices or increases in differentials could have a material adverse effect on the Trust's operations, financial condition and the level of funds available for the development of its oil and natural gas reserves. The Corporation may manage the risk associated with changes in commodity prices and foreign exchange rates by entering, or causing the Trust to enter, from time to time, into crude oil and natural gas price hedges and foreign exchange contracts. To the extent that the Corporation or the Trust engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to counterparty risk. In addition, commodity hedge contracts may require, from time to time, margin payments to be made which could impact negatively on the Trust's ability to make distributions to Unitholders. The Corporation must also meet certain ongoing hedging covenants under the New Interim Bank Facility and the New Bank Facility. To the extent that commodity prices increase significantly, Cash Available for Distribution could be negatively affected. See "Information Respecting the Corporation – Commodity Hedging."

Crude Oil Differentials

The Corporation's crude oil production from the Existing Properties and the New Properties will be approximately 62.5% light and medium oil, 36.5% heavy oil and 1.2% natural gas and natural gas liquids. Processing medium oil and heavy oil is more expensive than processing conventional light oil, and such processing yields less valuable products compared to refining light oil; accordingly, producers of heavy oil or medium oil receive lower wellhead prices. The differential between light oil and heavy oil or medium oil has fluctuated widely during recent years and when considered with the fluctuating prices of light oil, substantially increases the volatility of prices for heavy oil and medium oil. Any increase in the differentials could result in lower prices being received for petroleum, natural gas and natural gas liquids and could have a material adverse effect on the Trust's operations, financial condition and the level of funds available for the development of its oil and natural gas reserves. Volatility in the differential is a result of an availability of supply, seasonal demand, pipeline constraints and conversion capacity of refineries, which are beyond the control of the Trust or the Corporation.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. The Corporation and the Trust will actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Corporation and the Trust. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

Potential Conflicts of Interest

Circumstances may arise where members of the Board of Directors or officers of the Corporation are directors or officers of corporations which are in competition to the interests of the Corporation and the Trust. No assurances can be given that opportunities identified by such board members will be provided to the Corporation and the Trust. See "Conflicts of Interest".

Nature of Trust Units

Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. Trust Units are dissimilar to debt instruments in that there is no principal amount owing to Unitholders. The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in the Corporation. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be Permitted Investments, the NPI, the Direct Royalties and related contractual rights. The market price per Trust Unit will be a function of anticipated Cash Available For Distribution, the value of the Properties acquired by the Corporation and the Corporation's ability to effect long-term growth in the value of the Trust. The issue price of each Trust Unit is greater than the per Trust Unit Reserve Value of the Existing Properties. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust Fund or the obligations or affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any that liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund, and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

The Trust Indenture also provides that all contracts signed by or on behalf of the Trust, whether by the Corporation, the Trustee, or otherwise, must (except as the Trustee or the Corporation may otherwise expressly agree with respect to their own personal liability) contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust)

that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely by the Harvest Board in view of the fact that all business operations are carried on by the Corporation.

The activities of the Trust and the Corporation, its wholly-owned subsidiary, are conducted and are intended to be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Corporation and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Net Asset Value

The net asset value of the Trust will vary dependent upon a number of factors beyond the control of management, including oil and natural gas prices. The trading prices of the Trust Units is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than or less than the net asset value of the Trust.

Change in the Trust's Status Under Tax Laws

Harvest presently qualifies as a mutual fund trust for purposes of the Tax Act and it is intended that the Trust continue to qualify as a mutual fund trust for such purposes; however, should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise. The material consequences of losing mutual fund trust status are as follows: (i) Trust Units would not constitute qualified investments for Exempt Plans upon the Trust ceasing to be a mutual fund trust. Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. An RRSP or RRIF holding Trust Units that are not qualified investments would become taxable n income attributable to the Trust Units while they are not qualified investments. RESPs which hold Trust Units that are not qualified investments may have their registration revoked by the Canada Customs and Revenue Agency; (ii) the Trust would be required to pay a tax under Part XII.2 of the Tax Act on certain types of income distributed to unitholders including income generated by oil and gas royalties held by the Trust. The payment of the Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders, since the amount of cash available for distribution would be reduced by the amount of the tax; (iii) the Trust would cease being eligible for the capital gains refund mechanism available under the Tax Act upon ceasing to be a mutual fund trust; (iv) Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property upon the Trust ceasing to be a mutual fund trust. Such Unitholders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units constituting taxable Canadian property; and (v) the Trust would be subject to alternative minimum tax under Part I of the Tax Act.

Structure of the Trust

From time to time, the Trust may take steps to organize its affairs in a manner which minimizes taxes and other expenses payable with respect to the operation of the Trust and the Operating Subsidiaries and which maximizes the amount of cash available for distributions to Unitholders. If the manner in which the Trust structures its affairs is successfully challenged by a taxation or other authority, the amount of cash available for distribution to Unitholders may be affected.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Trust are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue, Calgary, Alberta, T2P 4B9.

Valiant Trust Company, at its principal office in Calgary, Alberta and through its co-agent, Equity Transfer Services Inc., at its principal office in Toronto, Ontario is the transfer agent and registrar for the Trust Units.

MATERIAL CONTRACTS

The only material contracts in effect as of the date hereof entered into by the Trust or by the Corporation during the past two years, other than during the ordinary course of business, are as follows:

1. Trust Indenture referred to under "Trust Indenture";

2. the Bridge Agreements referred to under "Description of the Trust – Borrowing by the Trust";

3. the agreement of purchase and sale between Anadarko Canada Corporation and the Corporation dated August 1, 2002 for the purchase of certain Properties and Direct Royalties referred to under "Risk Factors – Dispute Relating to Acquisition of Properties";

4. the Underwriting Agreement referred to under "Plan of Distribution"; and

5. the New Properties Acquisition Agreement referred to under "Acquisition of New Properties.

During the period of distribution of the Trust Units, copies of the foregoing documents may be examined during normal business hours at the offices of Burnet, Duckworth & Palmer LLP, First Canadian Centre, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

ELIGIBILITY FOR INVESTMENT

Subject to certain assumptions, limitations and restrictions, in the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust and Blake, Cassels & Graydon LLP, counsel to the Underwriters, as of the date of this prospectus, provided that the Trust qualifies as a mutual fund trust within the meaning of the *Tax Act*, the Trust Units will, on the date of issue, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans under the Tax Act as in effect on the date hereof and, based in part upon a certificate of the Corporation as to factual matters, would not, if issued on the date hereof, be foreign property within the meaning of the Tax Act.

RELATIONSHIP BETWEEN THE TRUST AND A CERTAIN UNDERWRITER

National Bank Financial Inc., one of the Underwriters, is a wholly-owned subsidiary of a Canadian chartered bank which, is a lender to the Corporation and to which the Corporation is indebted. See "Information Respecting the Corporation – Borrowing by the Corporation" for a description of the New Interim Bank Facility and the New Bank Facility to be provided by the New Lender. Consequently, the Trust may be considered to be a connected issuer of National Bank Financial Inc. for the purposes of securities regulations in certain provinces. The decision to distribute the Trust Units hereby and the determination of the terms of distribution were made through negotiations among the Corporation, on behalf of the Trust, and National Bank Financial Inc., on behalf of the Underwriters. The bank did not have the involvement in such decision or determination; however, the bank has been advised of the issuance in the terms thereof. As a consequence of this issuance, National Bank Financial Inc. will receive its share of the Underwriters' fee. In addition, National Bank Financial Inc. was retained by the Trust in connection with the New Properties Acquisition and will receive a fee from the Trust on completion of the New Properties Acquisition.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies as rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory of residence. The purchaser should refer to any applicable provision of the

securities legislation of the purchaser's province and territories for the particulars of these rights or consult with a legal advisor.

CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

In the event that a holder of a Trust Unit is or becomes entitled under applicable legislation to the remedy of rescission by reason of this prospectus, or any amendment thereto, containing a misrepresentation, the holder shall be entitled, in connection with such rescission, to a full refund of all consideration paid to the Trust on the acquisition of the Trust Unit. In the event that such holder is a permitted assignee of the interest of the original Trust Unit subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund described herein as if the permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of a Trust Unit under Section 203 of the *Securities Act* (Alberta), Section 131 of the *Securities Act* (British Columbia), Section 130 of the *Securities Act* (Ontario), similar sections of other applicable securities legislation or otherwise at law.

INDEX TO FINANCIAL STATEMENTS

kpmg

Schedule of Revenue and Expenses for the

INITIAL PROPERTIES

Acquired from Devon Canada Corporation

Years ended December 31, 2001, 2000 and 1999

AUDITORS' REPORT

To the board of directors of Harvest Operations Corp.

At the request of Harvest Operations Corp., we have audited the schedule of revenue and expenses for the properties (the "Initial Properties") referred to in the purchase and sale agreement dated May 28, 2002 between Harvest Operations Corp. and Devon Canada Corporation and Devon ARL Corporation for each of the years in the three year period ended December 31, 2001. This financial information is the responsibility of Harvest Operations Corp. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the Initial Properties referred to in the purchase and sale agreement dated May 28, 2002 for each of the years in the three-year period ended December 31, 2001.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
September 18, 2002

INITIAL PROPERTIES

Schedule of Revenue and Expenses for the Initial Properties

	Six months ended June 30,		Years ended December 31,		
	2002	2001	2001	2000	1999
	(unaudited)		(audited)		
Revenue	$ 13,935,019	$ 16,772,213	$ 30,675,360	$ 46,395,299	$ 30,506,217
Royalties	(1,210,816)	(1,630,888)	(2,791,810)	(4,406,652)	(2,984,815)
	12,724,203	15,141,325	27,883,550	41,988,647	27,521,402
Operating costs	5,050,362	6,901,821	11,587,364	9,333,045	7,266,639
Operating income	$ 7,673,841	$ 8,239,504	$ 16,296,186	$ 32,655,602	$ 20,254,763

See accompanying notes to schedule of revenue and expenses for the Initial Properties.

INITIAL PROPERTIES

Notes to Schedule of Revenue and Expenses for the Initial Properties

Years ended December 31, 2001, 2000 and 1999
(Information for the six months ended June 30, 2002 and 2001 is unaudited)

---

1. Basis of presentation:

On May 28, 2002 Harvest Operations Corp. entered into a purchase and sale agreement to acquire the Thompson Lake properties (the "Initial Properties") from Devon Canada Corporation and Devon ARL Corporation (collectively "Devon Canada"). This acquisition closed on July 10, 2002.

The schedule of revenue and expenses for the Initial Properties includes the operations of the Initial Properties by Devon Canada.

The schedule of revenue and expenses for the Initial Properties includes only amounts applicable to the working interest of Devon Canada for the Initial Properties.

The schedule of revenue and expenses for the Initial Properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Initial Properties as these amounts are based on the consolidated operations of Devon Canada of which the Initial Properties formed only a part.

2. Significant accounting policies:

(a) Revenue:

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b) Royalties:

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

(c) Operating expenses:

Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same. Operating expenses are reflected net of gathering, processing and transportation revenue associated with the Initial Properties.

Schedule of Revenue and Expenses for the

ADDITIONAL PROPERTIES

Acquired from Anadarko Canada Corporation

Years ended December 31, 2001, 2000 and 1999

AUDITORS' REPORT

To the board of directors of Harvest Operations Corp.

At the request of Harvest Operations Corp., we have audited the schedule of revenue and expenses for the Additional Properties referred to in the purchase and sale agreement dated August 1, 2002 between Harvest Operations Corp. and Anadarko Canada Corporation for each of the years in the three-year period ended December 31, 2001. This financial information is the responsibility of Harvest Operations Corp. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the Additional Properties referred to in the purchase and sale agreement dated August 1, 2002 for each of the years in the three-year period ended December 31, 2001.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
September 18, 2002

ADDITIONAL PROPERTIES

Schedule of Revenue and Expenses for the Additional Properties

	Nine months ended September 30,		Years ended December 31,		
	2002	2001	2001	2000	1999
	(unaudited)		(audited)		
Revenue	$ 55,459,785	$ 48,198,918	$ 57,615,104	$ 72,026,276	$ 42,693,456
Royalties	(7,323,940)	(7,860,337)	(11,340,031)	(14,465,051)	(7,268,179)
	48,135,845	40,338,581	46,275,073	57,561,225	35,425,277
Operating costs	12,665,536	10,404,008	12,832,174	8,799,976	7,452,752
Operating income	$ 35,470,309	$ 29,934,573	$ 33,442,899	$ 48,761,249	$ 27,972,525

See accompanying notes to schedule of revenue and expenses for the Additional Properties.

ADDITIONAL PROPERTIES

Notes to Schedule of Revenue and Expenses for the Additional Properties

Years ended December 31, 2001, 2000 and 1999
(Information for the nine months ended September 30, 2002 and 2001 is unaudited)

1. Basis of presentation:

On August 1, 2002, Harvest Operations Corp. entered into a purchase and sale agreement to acquire the Hayter and Provost properties (the "Additional Properties") from Anadarko Canada Corporation ("Anadarko"). This acquisition closed on November 15, 2002.

The schedule of revenue and expenses for the Additional Properties includes the operations of the Additional Properties by Anadarko.

The schedule of revenue and expenses for the Additional Properties includes only amounts applicable to the working interest of Anadarko for the Additional Properties.

The schedule of revenue and expenses for the Additional Properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Additional Properties as these amounts are based on the consolidated operations of Anadarko of which the Additional Properties form only a part.

2. Significant accounting policies:

(a) Revenue:

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b) Royalties:

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

(c) Operating expenses:

Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same and variable operating overhead as established by Anadarko.

kpmg

Schedule of Revenue and Expenses for the

NEW PROPERTIES

Years ended December 31, 2002, 2001 and 2000

AUDITORS' REPORT

To the board of directors of Harvest Operations Corp.

At the request of Harvest Operations Corp., we have audited the schedule of revenue and expenses for the properties (the "New Properties") referred to in the purchase and sale agreement dated October 1, 2003 between Harvest Operations Corp. and the vender for each of the years in the three year period ended December 31, 2002. This financial information is the responsibility of Harvest Operations Corp. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the New Properties referred to in the purchase and sale agreement dated July 29, 2003 for each of the years in the three-year period ended December 31, 2002.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
October 3, 2003

NEW PROPERTIES

Schedule of Revenue and Expenses for the New Properties

	Six months ended June 30,		Years ended December 31,		
	2003	2002	2002	2001	2000
	(unaudited)		(audited)		
Revenue	$ 40,370,829	$ 41,430,860	$ 85,270,787	$ 89,172,498	$ 119,482,399
Royalties	(8,442,778)	(8,902,827)	(18,163,421)	(19,099,841)	(27,813,069)
	31,928,051	32,528,033	67,107,366	70,072,657	91,669,330
Operating costs	12,694,582	11,823,970	24,688,372	22,610,861	25,202,098
Operating income	$ 19,233,469	$ 20,704,063	$ 42,418,994	$ 47,461,796	$ 66,467,232

See accompanying notes to schedule of revenue and expenses for the New Properties.

NEW PROPERTIES

Notes to Schedule of Revenue and Expenses for the New Properties

Years ended December 31, 2002, 2001 and 2000
(Information for the six months ended June 30, 2003 and 2002 is unaudited)

---

1. Basis of presentation:

On October 1, 2003 Harvest Operations Corp. entered into a purchase and sale agreement to acquire the properties (the "New Properties") from an arm's length vender.

The schedule of revenue and expenses for the New Properties includes the operations of the New Properties by the previous owners. The schedule of revenue and expenses for the New Properties includes only amounts applicable to the working interest of the previous owners for the New Properties.

The schedule of revenue and expenses for the New Properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the New Properties as these amounts are based on the consolidated operations of the previous owners of which the New Properties formed only a part.

2. Significant accounting policies:

(a) Revenue:

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b) Royalties:

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

(c) Operating expenses:

Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same. Operating expenses are reflected net of gathering, processing and transportation revenue associated with the New Properties.

Consolidated Financial Statements of

Harvest Energy Trust

June 30, 2003

Harvest Energy Trust

Consolidated Balance Sheets

		June 30, 2003		December 31, 2002
Assets		***(Unaudited)***		*(Audited)*
Current assets				
Cash and short-term investments	$	**1,180,609**	$	4,502,947
Accounts receivable		**16,224,404**		13,577,870
Prepaid expenses and deposits		**2,398,553**		534,573
		19,803,566		18,615,390
Deferred financing charges, net of amortization		**1,406,840**		2,209,792
Future income tax		**1,034,476**		1,272,000
Property, plant and equipment, net *[Note 3]*		**97,876,800**		71,631,507
	$	**120,121,682**	$	93,728,689
Liabilities and Unitholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	**10,063,054**	$	5,593,405
Cash distributions payable		**2,447,510**		1,862,500
Accrued interest payable		**809,829**		389,349
Demand loan *[Note 2]*		**45,557,388**		45,286,396
Promissory note payable *[Note 3]*		**850,000**		-
Large corporation taxes payable		**-**		46,771
		59,727,781		53,178,421
Site restoration provision		**1,917,018**		544,178
		61,644,799		53,722,599
Unitholders' equity				
Unitholders' capital *[Note 4]*		**63,273,216**		36,727,997
Accumulated income		**10,052,141**		5,136,093
Contributed surplus		**29,455**		4,500
Accumulated cash distributions		**(14,877,929)**		(1,862,500)
		58,476,883		40,006,090
	$	**120,121,682**	$	93,728,689

Subsequent events [Note 8]

See accompanying notes to consolidated financial statements.

Approved by the board:

(Signed) "John A. Brussa" Director

(Signed) "Verne G. Johnson" Director

Harvest Energy Trust

Consolidated Statement of Cash Flows

(Unaudited)

		Three Months Ended June 30, 2003		Six Months Ended June 30, 2003
Cash provided by (used in)				
Operating Activities				
Net income for the period	$	1,179,889	$	4,916,047
Items not requiring cash				
Depletion, depreciation and amortization		6,936,073		12,148,215
Site restoration and reclamation		818,461		1,383,804
Foreign exchange gain		(983,735)		(3,487,457)
Amortization of finance charges		406,476		812,950
Future tax expense		1,177,380		237,524
Unit based compensation		12,273		24,955
Cash flow from operations		9,546,817		16,036,038
Change in non-cash working capital *[Note 8]*		(4,415,339)		868,612
		5,131,478		16,904,650
Financing Activities				
Issue of trust units, net of costs		-		14,096,181
Issue of trust units under the distribution reinvestment plan, net of costs		2,824,164		4,099,037
Increase in demand loan		27,747,640		33,379,065
Repayment of demand loan		(6,180,670)		(29,557,182)
Cash distributions		(6,767,077)		(12,430,419)
Change in non-cash working capital balances related to financing activities *[Note 8]*		218,285		585,010
		17,842,342		10,171,692
Investing Activities				
Additions to property, plant and equipment		(19,119,967)		(24,971,104)
Acquisition of a private company *[Note 3]*		(3,000,000)		(3,000,000)
Change in non-cash working capital balances related to investing activities *[Note 8]*		(1,438,815)		(2,427,576)
		(23,558,782)		(30,398,680)
Decrease in cash and short-term investments		(584,962)		(3,322,338)
Cash and short-term investments, beginning of period		1,765,571		4,502,947
Cash and short-term investments, end of period	$	1,180,609	$	1,180,609
Cash interest payments	$	889,682	$	945,344
Cash tax payments	$	10,526	$	46,771
Cash distributions per unit *[Note 4]*	$	0.60	$	1.14

See accompanying notes to consolidated financial statements.

1. Significant accounting policies

These interim consolidated financial statements of Harvest Energy Trust (the "Trust") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. Except as noted below, these interim consolidated financial statements follow the same significant accounting policies as described and used in the annual report of the Trust for the period from formation on July 10, 2002 to December 31, 2002 and should be read in conjunction with that report. Certain comparative figures have been reclassified to conform to the current period's presentation.

These consolidated financial statements include the accounts of Harvest Energy Trust and its wholly owned subsidiaries.

2. Change in accounting policy

The Canadian Institute of Chartered Accountants has issued an accounting pronouncement concerning the classification of debt that is effective for financial years commencing on or after January 1, 2002. Based on this pronouncement and the underlying terms of Harvest Operations' debt facility, the loan is classified as a current liability since the lender has the right to demand repayment on April 30, 2004.

3. Acquisition of a private company

On June 1, 2003, Harvest Energy Trust acquired all of the common shares and the Net Profit Interest of a private company. Total consideration paid by the Trust was $10.1 million, and consisted of the issuance of 625,000 trust units at a price of $10.00 per unit *[Note 4]*, $3 million in cash and an $850,000 unsecured demand promissory note that bears interest at 10% per annum effective June 27, 2003. The acquisition has been accounted for using the purchase price method.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company has not yet completed its final calculation of the assets and acquired and liabilities assumed and therefore, the purchase price allocation maybe subject to change.

		Amount
Property, plant & equipment	$	15,180,670
Working capital, net		(2,281,160)
Bank debt		(2,799,510)
	$	10,100,000

4. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

(b) Issued

	Number of units		Amount
As at, December 31, 2002	9,312,500	$	36,727,997
Exercise of warrants (i)	150,000		150,000
Special warrant exercise (ii)	1,500,000		15,000,000
Acquisitions (iii)	825,000		8,350,000
Distribution reinvestment plan issuance (iv)	450,051		4,399,037
Share issue costs	-		(1,353,818)
As at, June 30, 2003	12,237,551	$	63,273,216

(i) On January 24, 2003, 150,000 trust units were issued to a corporation controlled by a director of Harvest Operations on the exercise of a warrant. The $150,000 in proceeds was added to working capital.

(ii) On March 7, 2003, 1,500,000 special warrants were exercised into trust units. The special warrants were issued on February 4, 2003 for $13,700,000 net of a 5% underwriters' fee and approximately $550,000 of issues costs.

(iii) On May 27, 2003, the Trust issued 200,000 trust units at a price of $10.50 per unit, for consideration of the purchase of a crude oil producing property.

On June 27, 2003, the Trust issued 625,000 trust units at a price of $10.00 per unit, for partial consideration of the purchase of a private company. *[Note 3]*.

(iv) The following table summarizes the issuance of trust units under the distribution reinvestment plan ("DRIP"):

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP		Amount
January	January 31, 2003	February 17, 2003	79,208	$	794,650
February	February 28, 2003	March 17, 2003	73,230		780,223
March	March 31, 2003	April 15, 2003	96,019		907,805
April	April 30, 2003	May 15, 2003	98,535		925,662
May	May 31, 2003	June 16, 2003	103,059		990,697
As at, June 30, 2003			450,051	$	4,399,037

(c) Per unit information

The following table summarizes the trust units used in calculating income per trust unit:

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Weighted average trust units outstanding, basic	11,351,728	10,891,161
Effect of trust unit rights	226,795	190,578
Weighted average trust units outstanding, diluted	11,578,523	11,081,739

5. Trust unit incentive plan

A Trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 1,121,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust unit rights	Weighted average exercise price
Outstanding, December 31, 2002	787,500	$ 7.80
Granted, January 24, 2003	32,500	10.21
Granted, February 14, 2003	34,500	10.75
Reduction in exercise price due to distributions	-	(1.20)
As at, June 30, 2003	854,500	$ 6.58

The trust unit rights outstanding vest equally over the next four years on their anniversary date.

Under CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based payments", the Trust has chosen not to recognize compensation expense when trust unit rights are granted to employees and directors under the trust unit incentive plan with no cash settlement features. The fair value of trust unit rights issued to directors, officers and employees has been determined using a binomial option pricing model. The binomial model has been utilized by the Trust as it allows the calculation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to the date of vesting.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

Expected volatility	27.5%
Risk free interest rate	3%
Expected life of the trust unit rights	4 years
Estimated annual distributions per unit	$2.40

For the purposes of pro forma disclosures, the estimated fair value of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust amounts would have been accounted for as follows:

		Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Net income	As reported	$1,179,889	$4,916,047
	Pro forma	$738,196	$4,037,245
Income per unit - basic	As reported	$0.10	$0.45
	Pro forma	$0.07	$0.37
Income per unit - diluted	As reported	$0.10	$0.44
	Pro forma	$0.06	$0.36

During the three and six month periods ended, the Trust has recognized $12,273 and $24,546 respectively in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income, for trust unit rights issued to non-employees.

6. Financial instruments

The Trust uses oil sales contracts and derivative financial instruments to mitigate the effect of fluctuations in commodity prices on prices realized. The following is a summary of the oil sales contracts with price swap or collar features as at June 30, 2003, that have fixed future sales prices:

Swaps	Term	Price per Barrel	Mark to Market Gain (Loss)
1,000 Bbls/d	July through September 2003	Cdn $37.10	($277,718)
1,000 Bbls/d	October through December 2003	Cdn $36.63	($155,834)
1,510 Bbls/d	January through March 2004	U.S. $23.23	($697,743)
1,300 Bbls/d	January through March 2004	U.S. $24.33	($426,279)
500 Bbls/d	January through December 2004	U.S. $24.12	($447,354)
500 Bbls/d	January through December 2004	U.S. $24.25	($415,200)
1,430 Bbls/d	April through June 2004	U.S. $22.93	($567,192)
1,200 Bbls/d	April through June 2004	U.S. $25.50	($383,485)
1,380 Bbls/d	July through September 2004	U.S. $22.70	($487,748)
500 Bbls/d	July through September 2004	U.S. $24.56	($60,761)
1,325 Bbls/d	October through December 2004	U.S. $22.54	($409,012)
500 Bbls/d	October through December 2004	U.S. $24.03	($61,452)
500 Bbls/d	January through December 2005	U.S. $24.32	($19,931)
1,100 Bbls/d	January through March 2005	U.S. $22.38	($303,940)
1,030 Bbls/d	April through June 2005	U.S. $22.18	($282,152)
	Swaps based on the Lloydminster Blend Crude differential		
2,000 Bbls/d	January through December 2004	U.S. ($7.75)	$1,731,396
1,100 Bbls/d	January through December 2004	U.S. ($8.20)	$643,090

Sold Put	Term	Price per Barrel	Mark to Market Loss
500 Bbls/d	January through December 2004	Short put Cdn $15.50	($44,522)
1,000 Bbls/d	January through December 2004	Short put Cdn $18.00	($173,140)

Collars	Term	Price per Barrel	Mark to Market Gain (Loss)
500 Bbls/d	July through September 2003	Cdn $35.40 – 38.40	($79,059)
500 Bbls/d	October through December 2003	Cdn $35.50 – 37.35	($44,797)
1,000 Bbls/d	January through December 2004	U.S. $23.00 – 27.95	$0

The Trust has also entered into a physical contract to deliver 6,000 Bbls/d of Lloydminster blend crude oil to the vendor of the property until December 31, 2003. This requires the Trust to purchase approximately 1,000 Bbls/d of diluents to blend with its production to meet the oil quality requirements at the delivery point. Under the contract, the Trust is paid a price equal to the NYMEX calendar WTI price less a fixed differential of U.S. $8.23 per Bbl, such price not to be less than U.S. $14.40 per Bbl or greater than U.S. $17.24 per Bbl.

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations to fix the cost of future electricity usage as at June 30, 2003:

Swaps	Term	Price per Megawatt	Mark to Market Gain (Loss)
5MW	January through December 2003	Cdn $46.30	$308,790
5MW	January through December 2004	Cdn $46.00	$32,850
5MW	January through December 2004	Cdn. $46.00	$32,850
5MW	January through December 2005	Cdn $43.00	($21,900)
9.75MW	April 2003 through March 2006	Cdn $44.50	$916,022

At June 30, 2003 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations was approximately $1,704,799. Harvest Operations Corp. has provided a deposit to the counterparties with some of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at June 30, 2003, this amount totaled $1,733,008 and is recorded in the prepaid expense and deposits balance.

7. Change in non-cash working capital

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Changes in non-cash working capital items:		
Accounts receivable	$ (2,958,028)	$ (1,810,351)
Prepaid expenses and deposits	(850,833)	(1,834,215)
Accounts payable and accrued liabilities	(1,575,528)	1,711,765
Cash distributions payable	224,523	585,010
Accrued interest payable	(459,367)	420,480
Large corporation taxes payable	(10,398)	(46,643)
	$ (5,629,631)	$ (973,954)
Changes relating to operating activities	$ (4,415,339)	$ 868,612
Changes relating to financing activities	224,523	585,010
Changes relating to investing activities	(1,438,815)	(2,427,576)
	$ (5,629,631)	$ (973,954)

8. Subsequent events

On July 14, 2003, the Trust announced a cash distribution of $0.20 per unit to the unitholders of record on July 31, 2003. The distribution was paid on August 15, 2003 and consisted of $1,478,783 in cash and 92,818 trust units issued for $989,612 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

On July 15, 2003, the Trust paid the $0.20 per unit distribution announced on June 16, 2003, for unitholders' of record as at June 30, 2003. The distribution paid consisted of $1,457,793 in cash and 104,425 trust units issued for $989,718 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

During the period from July 15 to July 18, 2003, the Trust issued 31,000 additional trust unit rights to employees of Harvest Operations Corp. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The average exercise price of the rights granted was $10.23. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. All of the trust unit rights outstanding vest equally over the next four years on their anniversary date.

On July 28, 2003 the Trust entered into the Equity Bridge Agreements (the "Agreement") with a corporation controlled by a Director of Harvest Operations Corp and a Director of Harvest Operations Corp. The Agreement provides for advances of up to $40 million, with interest paid in arrears quarterly at a rate of 10% per annum. The principle is to be repaid in full by January 1, 2005 or, at the Trust's option, any portion of the principle may be repaid at any time during the term. The Trust also has the option to repay the accrued interest and the principle at the maturity date in trust units. The option to repay in trust units is based upon the equivalent number of trust units using 90% of the immediately preceding ten-day weighted average trading price of the trust units on the TSX. On July 29, 2003 the Trust was advanced $11 million under the Agreement to finance the deposit to acquire producing oil properties in Southeastern Saskatchewan. On September 29, 2003 the Trust was advanced an additional $22.5 million under the Agreement to be used to assist the Corporation in the September 30, 2003 payout of its existing credit facility. On October 1, 2003 the Trust paid interest of $205,205 in respect of amounts advanced and outstanding over the July 29, 2003 to September 30, 2003 period.

On September 29, 2003 the Trust also entered into Bridge Agreements (the "Bridge") with a corporation controlled by a Director of Harvest Operations Corp and a Director of Harvest Operations Corp. The Bridge provides for advances of up to $30 million, with interest paid in arrears quarterly at a rate of 10% per annum. The principle is to be repaid in full by January 1, 2005. On September 29, 2003 the Trust was advanced $25 million under the Bridge to be used to assist the Corporation in the September 30, 2003 payout of its existing credit facility. On October 1, 2003 the Trust repaid $11 million in principle and paid interest of $13,699 in respect of amounts advanced and outstanding over the September 29, 2003 to September 30, 2003 period. The remaining $14 million in advances plus accrued interest under the Bridge will be repaid with proceeds from the offering of units or drawings on the new bank facility.

Subsequent to June 30, 2003 the Corporation accepted a term sheet for a new bank facility with a syndicate of Canadian chartered banks (the "New Bank Facility") which is expected to be available on the completion of the acquisition of the New Properties. The New Bank Facility is a revolving reducing demand loan of $105 million with availability reducing by $4.5 million on the last day of each calendar month starting July 31, 2003. Interest will be payable at variable rates based on the lenders' prime rates or market rates for bankers' acceptances plus a spread adjusted for changes in certain financial ratios. In addition, on October 3, 2003 the Corporation entered into an interim bank facility (the "Interim Facility") and subsequently paid $2,902,990 in borrowings and unpaid interest to terminate the Westcastle Energy Inc. bank credit facility. Borrowings under the Interim Facility bear interest at the bank prime rate plus one-half percent. Any amounts drawn on the Interim Facility will be repaid with drawings on the New Bank Facility.

On September 30, 2003 Harvest Operations Corp. terminated its existing credit facility with the payment of $48,113,175 to repay the outstanding borrowings, accrued and unpaid interest and other costs. Funds in respect of the amount paid out were provided by the Trust from advances under the Equity Bridge Agreement and Bridge Agreement and $613,175 of Harvest Operations Corp. working capital.

On October 1, 2003 Harvest Operations Corp. entered into an agreement to acquire producing oil properties in Southeastern Saskatchewan for a purchase price of approximately $81.1 million including closing adjustments and costs of $2 million.

On July 31, 2003, Harvest Operations Corp. entered into an electricity purchase agreement whereby 5 MW per hour will be provided at a price of $45.50 per MW from January 1, 2004 to January 1, 2005, and an electrical price based heat rate of 8.40 GJ/MWh from January 1, 2005 to January 1, 2006.

On August 20, 2003, the Trust announced a cash distribution of $0.20 per unit to the unitholders of record on August 29, 2003. The distribution that will be paid on September 15, 2003 is $2,486,959.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations Corp. subsequent to June 30, 2003, that have fixed future sales and purchase prices:

Trade Date	Buy (Sell) Put	Term	Price per Barrel
July 11, 2003	(1,000 Bbls/d)	January through December 2004	USD $18.00
July 11, 2003	1,000 Bbls/d	January through December 2004	USD $25.00

Trade Date	Call	Term	Price per Barrel
July 11, 2003	(1,000 Bbls/d)	January through December 2004	USD $28.25

On October 7, 2003 the Trust entered into an underwriting agreement for the issue of 3,750,000 trust units at an issue price of $12 per unit for gross proceeds of $45 million.

kpmg

Consolidated Financial Statements of

Harvest Energy Trust

December 31, 2002

Auditors' Report to the Trustee of Harvest Energy Trust and Directors of Harvest Operations Corp.

We have audited the consolidated balance sheet of Harvest Energy Trust as at December 31, 2002 and the consolidated statement of income and accumulated income and cash flows for the period from July 10, 2002 (date of formation) to December 31, 2002. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements presents fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and the results of its operations and its cash flows for the period from July 10, 2002 (date of formation) to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
March 21, 2003

Harvest Energy Trust

Consolidated Balance Sheet

	December 31, 2002
Assets	
Current assets	
Cash and short-term investments	$ 4,502,947
Accounts receivable	13,577,870
Prepaid expenses	409,573
	18,490,390
Deferred financing charges, net of amortization	2,209,792
Restoration fund *[Note 3]*	125,000
Future income tax *[Note 9]*	1,272,000
Property, plant and equipment, net *[Note 4]*	71,631,507
	$ 93,728,689
Liabilities and Unitholders' Equity	
Current liabilities	
Accounts payable and accrued liabilities	$ 5,593,405
Cash distributions payable	1,862,500
Accrued interest payable	389,349
Large corporation taxes payable	46,771
	7,892,025
Long-term debt *[Note 5]*	45,286,396
Site restoration and reclamation *[Note 3]*	544,178
	53,722,599
Commitments and contingencies [Note 13]	
Unitholders' equity	
Unitholders' capital *[Note 6]*	36,727,997
Accumulated income	5,136,093
Contributed surplus *[Note 7]*	4,500
Accumulated cash distributions	(1,862,500)
	40,006,090
	$ 93,728,689

Subsequent events [Note 12]

See accompanying notes to consolidated financial statements.
Approved by the Board of Directors:

"John A. Brussa" Director

"Hector J. McFadyen" Director

Harvest Energy Trust

Consolidated Statement of Income and Accumulated Income

For the period from July 10 (date of formation) to December 31, 2002

Revenues	
Oil and natural gas sales, net of hedging	$ 21,699,861
Royalties	(2,864,411)
Royalty income	119,982
	18,955,432
Expenses	
Operating	6,396,294
Interest and amortization of financing charges	2,046,406
Interest on long-term debt	599,137
General and administrative	576,780
Site restoration and reclamation	544,178
Depletion, depreciation and amortization	5,136,829
Foreign exchange gain	(255,056)
	15,044,568
Income before taxes	3,910,864
Taxes	
Large corporation taxes	46,771
Future tax recovery *[Note 9]*	(1,272,000)
Net income for the period, being accumulated income	$ 5,136,093
Income per trust unit, basic *[Note 6]*	$ 3.69
Income per trust unit, diluted *[Note 6]*	$ 3.46

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Cash Flows

Period from July 10 (date of formation) to December 31, 2002	
Cash provided by (used in)	
Operations	
Net income for the period	$ 5,136,093
Add items not involving cash:	
Depletion, depreciation and amortization	5,136,829
Amortization of finance charges	209,788
Site restoration and reclamation	544,178
Foreign exchange gain	(255,056)
Unit based compensation	4,500
Future tax recovery	(1,272,000)
Cash flow from operations	9,504,332
Change in non-cash working capital *[Note 11]*	(6,974,243)
	2,530,089
Financing	
Issue of trust units, net of costs	31,727,997
Deferred charges	(2,419,580)
Initial financing	55,041,491
Repayment of initial financing	(55,041,491)
Issuance of debentures	5,000,000
Issuance of long-term debt	60,202,789
Repayment of long-term debt	(14,661,337)
Change in non-cash working capital *[Note 11]*	781,049
	80,630,918
Investing	
Acquisition of properties	(76,153,324)
Additions to property, plant and equipment	(770,162)
Proceeds on disposition of property, plant and equipment	155,150
Reclamation fund	(125,000)
Change in non-cash working capital *[Note 11]*	(1,764,724)
	(78,658,060)
Increase in cash and short-term investments	4,502,947
Cash and short-term investments, beginning of period	–
Cash and short-term investments, end of period	$ 4,502,947
Cash interest payments	$ 1,886,921
Cash tax payments	$ –
Cash distribution per trust unit	$ 0.20

See accompanying notes to consolidated financial statements.

1. Structure of the trust

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust formed under the laws of Alberta. Pursuant to a trust indenture and an administration agreement, the Trust is managed by its wholly owned subsidiary, Harvest Operations Corp. ("Harvest Operations"). The Trust acquires and holds net profit interests in oil and natural gas properties acquired and held by Harvest Operations.

The beneficiaries of the Trust are the holders of trust units. The Trust makes monthly distributions of its distributable cash to unitholders of record on the last day of each calendar month. The amount of the distributions per trust unit are equal to the pro rata share of the net income of the Trust (including direct royalties received, net profit interests in the oil and natural gas properties and crown charges that are not deductible for income tax purposes of Harvest Operations), dividends of Harvest Operations, Alberta Royalty Tax Credits received less expenses (including interest and net debt repayments) and net realized capital gains of the Trust less an appropriate working capital reserve.

2. Significant accounting policies

These consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

(a) Consolidation

These consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiary Harvest Operations. All inter-entity transactions and balances have been eliminated upon consolidation.

(b) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Specifically, amounts recorded for depletion, depreciation, amortization and site restoration and reclamation and amounts used for the ceiling test calculation are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates are subject to measurement uncertainty.

(c) Revenue recognition

Revenues associated with the sale of the Harvest Operation's crude oil, natural gas and natural gas liquids are recognized when title passes from Harvest Operations to its customer.

(d) Cash and short-term investments

Short-term investments with maturities less than three months are considered to be cash equivalents and are recorded at cost, which approximates market value.

(e) Joint venture accounting

Harvest Operations conducts substantially all of its oil and natural gas production activities through joint ventures, and the accounts reflect only their proportionate interest in such activities.

(f) Property, plant and equipment

The Trust follows the full cost method of accounting. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost center. Maintenance and repairs are charged against income. Renewals and enhancements that extend the economic life of the capital assets are capitalized.

Gains and losses are not recognized on disposition of oil and natural gas properties unless that disposition would alter the rate of depletion by 20% or more.

Ceiling test

The Trust places a limit on the aggregate cost of capital assets, which may be carried forward for depletion against net revenues of future periods (the ceiling test). The ceiling test is a cost recovery test whereby the capitalized costs, less accumulated depletion and site restoration and the lower of cost and market value of unproved land, are limited to an amount equal to estimated undiscounted future net revenues from proved reserves, less general and administrative expenses, site restoration, management fees, future financing costs and applicable income taxes. Costs and prices at the balance sheet date are used. Any costs carried on the balance sheet in excess of the ceiling test limitation are charged to income.

Site restoration and reclamation provision

The Trust provides for the cost of future site restoration and reclamation, based on estimates by management, using the unit-of-production method. Actual site restoration costs are charged against the accumulated liability.

Depletion, depreciation and amortization

Provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production method, based on proved reserves before royalties as estimated by independent petroleum engineers. The basis used for the calculation of the provision is the capitalized costs of petroleum and natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of oil.

Depreciation and amortization of office furniture and equipment is provided for at rates ranging from 20% to 33% per annum.

(g) Income taxes

The Trust is a taxable entity under the *Income Tax Act (Canada)* and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust plans to distribute all of its taxable income to the unitholders and meets the requirements of the *Income Tax Act (Canada)* applicable to a Trust, the Trust makes provision for income taxes on the taxes payable basis.

Harvest Operations follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in its financial statements and its respective tax base, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future tax

liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

(h) Unit-based compensation

The Trust uses the intrinsic value based method of accounting for the Trust Unit incentive plan [Note 7]. Under the terms of the plan, the exercise price of rights granted may be reduced in future periods based on the distributions made to Trust unitholders. The Trust does not recognize compensation expense on the issuance of rights to employees and directors as the exercise price of rights equals the market price on the day of the grant. Rights issued to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation.

(i) Deferred financing charges

Deferred financing charges relate to costs incurred on the issuance of debt and are amortized on a straight-line basis over the term of the debt, and are included in the associated interest expense.

(j) Financial instruments

Harvest Operations enters into financial instruments to manage its exposure to adverse fluctuations in commodity prices, foreign currency exchange rates, electricity costs and interest rates. Harvest Operation's policy is not to utilize derivative financial instruments for trading or speculative purposes. Realized gains or losses on financial instruments that are designated and assessed effective as hedges are recognized in income concurrently with the underlying hedged transaction. If the hedge of an anticipated transaction is terminated or ceases to be effective, the associated gain or loss at that date is deferred and recognized concurrently with the anticipated transaction. Subsequent changes in value of the financial instruments are reflected in income.

(k) Foreign currency translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rate of exchange. Translation gains and losses are included in income in the period in which they arise.

3. Site restoration and reclamation

Site restoration involves the surface clean up and reclamation of well site and field production facilities. In addition, certain plant facilities will require decommissioning, which involves dismantlement of facilities as well as the decontamination and reclamation of these lands. Total estimated future costs, net of salvage value, are approximately $9,213,808, of which $544,178 has been accrued to December 31, 2002. The board of directors has established a fund to ensure that cash is available to carry out the future site restoration and reclamation work. In 2002, $125,000 has been contributed to this fund.

4. Property, plant and equipment

	Cost	Accumulated depletion, depreciation and amortization	Net book value
Oil and natural gas properties	$ 55,188,754	$ (3,841,661)	$ 51,347,093
Production facilities and equipment	21,343,287	(1,271,752)	20,071,535
Office furniture and equipment	236,295	(23,416)	212,879
	$ 76,768,336	$ (5,136,829)	$ 71,631,507

General and administrative costs of $174,425 have been capitalized during the period ended December 31, 2002.

All costs are subject to depletion and depreciation at December 31, 2002. In addition, future development costs of $9,857,300 are included in depletion and depreciation calculations at December 31, 2002.

In accordance with Canadian GAAP, the Trust has performed a ceiling test as at December 31, 2002. Using December 31, 2002 commodity prices of WTI U.S. $31.23 per barrel for crude oil and AECO $5.20 per mcf for natural gas, resulted in a ceiling test excess.

5. Long-term debt

On November 14, 2002, Harvest Operations entered into a term borrowing base credit facility for U.S. $60 million. This facility has an initial borrowing base of U.S. $38 million, bears interest at the lender's prime rate plus an applicable margin in the case of a base rate loan, and at a LIBOR rate or Bankers Acceptance stamping fee plus an applicable margin in the case of a Eurodollar loan or Bankers Acceptance loan. The applicable margin is 1.125% or 1.875% for a base rate loan and 2.125% or 2.875% for a Eurodollar loan or Bankers Acceptance loan, depending on the amount of the borrowing base that is drawn. The effective interest rate for this facility was 5.35% for the period ended December 31, 2002. To secure the credit facility, Harvest Operation granted the lender a first priority lien on all of its assets. Certain restrictive covenants, including a requirement that Harvest Operations maintain price hedging agreements for not less than 67% of its expected production, and financial ratios are required to be maintained for the purpose of measuring Harvest Operation's ability to meet its obligation under the credit agreement. Accrued interest is due and payable quarterly. The facility will revolve until April 30, 2004 at which time any outstanding principal and interest balances must be repaid.

6. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

Each trust unitholder is entitled to a beneficiary interest in any distribution of the Trust and in any net assets in the event of termination or wind-up. Trust units are redeemable at any time at the option of the holder. The redemption price is equal to the lesser of 95% of the average market price of the trust units during a 10 day period commencing immediately after the redemption date and the closing market price on the redemption date. The total amount payable by the Trust in respect of redemptions in any calendar month shall not exceed $100,000. To the extent that a unitholder is entitled to a redemption payment, it will be satisfied by a cash payment from the Trust or by the Trust distributing a pro-rata number of Harvest Operations notes or distributing its own notes.

(b) Issued

	Number of Units	Amount $
Issued for cash on formation (i)	100	100
Initial public offering (ii)	4,312,500	34,500,000
Settlement of debenture (iii)	5,000,000	5,000,000
Cancel the initial units issued on formation (i)	(100)	(100)
Unit issue costs	-	(2,772,003)
As at December 31, 2002	9,312,500	36,727,997

(i) On July 10, 2002, the Trust issued 100 units for cash proceeds of $100. As per the agreement on the initial issuance, the units were cancelled upon the completion of the initial public offering on December 5, 2002.

(ii) On December 5, 2002, the Trust issued 3,750,000 trust units for $27.6 million, net of a 6% underwriters' fee and $702,003 of issue costs. The net proceeds were used to fully repay a loan from a corporation controlled by a director of Harvest Operations and partially repay the bank loans. In conjunction with this initial public offering, the Trust granted the underwriters an option to purchase up to an additional 562,500 trust units at a price of $8.00 per unit. On December 17, 2002, the underwriters exercised the option; the net proceeds were used to partially repay the bank loans.

(iii) Upon completion of the initial public offering the Trust paid the trust debenture principal and interest thereon, by the issuance of 5,000,000 trust units and a cash payment of $34,829.

(c) Per unit information

The following table summarizes the trust units used in calculating income per trust unit.

Period ended December 31, 2002	
Weighted average trust units outstanding, basic	1,391,608
Effect of trust unit rights	87,500
Weighted average trust units outstanding, diluted	1,479,108

The income for the diluted income per trust unit determined includes the effect of $17,500 on trust unit distributions.

7. Trust unit incentive plan

A Trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 875,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust unit rights #	**Weighted average exercise price** $
Granted on November 25, 2002	787,500	8.00
Reduction in exercise price due to December 2002 distribution	-	(0.20)
Outstanding, December 31, 2002	787,500	7.80

All of the trust unit rights outstanding vest equally over the next four years on their anniversary date.

Under CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based payments", the Trust has chosen not to recognize compensation expense when trust unit rights are granted to employees and directors under the trust unit incentive plan with no cash settlement features. The fair value of trust unit rights issued to directors, officers and employees has been determined using a binomial option pricing model. The binomial model has been utilized by the Trust as it allows the calculation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to the date of vesting.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

Expected volatility	25.6%
Risk free interest rate	3%
Expected life of the trust unit rights	4 years
Estimated annual distributions per unit	$2.40

For the purposes of pro forma disclosures, the estimated fair value of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust amounts would have been accounted for as follows:

Net income	As reported	$5,136,093
	Pro forma	$4,969,520
Income per unit – basic	As reported	$3.69
	Pro forma	$3.57
Income per unit – diluted	As reported	$3.46
	Pro forma	$3.35

During the period, the Trust has recognized $4,500 in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income, for trust unit rights issued to non-employees.

8. Related party transactions

A corporation controlled by a director of Harvest Operations had advanced and was repaid $30,971,491 during the period ended December 31, 2002. The loans bore interest at a rate of 12% per annum and were unsecured. The corporation was granted warrants to purchase 150,000 trust units at $1.00 per unit as a fee for providing the credit facility. The warrants were exercised subsequent to year end. The Trust paid $1,215,891 of interest on the loan during the period ended December 31, 2002.

Certain officers and directors of Harvest Operations and their associates provided $3,837,500 of the $5,000,000 of funds obtained pursuant to a debenture issued and repaid during the period ended December 31, 2002. The debenture bore interest at a rate of 2.25% per annum and was unsecured The Trust paid $26,731 of interest on the debenture during the period ended December 31, 2002.

As at December 31, 2002, the financial derivatives [Note 10] were secured by a $3,000,000 personal guarantee provided by a director of Harvest Operations.

9. Income taxes

The provisions for future income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates to the reported income before taxes as follows:

Income before taxes	$ 3,910,864
Computed income tax expense at the statutory rate of 42.1%	1,646,473
Amount included in Trust income	(2,912,280)
	(1,265,807)
Increase (decrease) resulting from:	
Non-deductible crown royalties and other payments	9,400
Federal resource allowance	(17,000)
Other	1,407
Future income taxes	$ (1,272,000)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities of Harvest Operations for financial reporting purposes and the amounts of used for income tax purposes. The components of the Harvest Operation's future tax assets are as follows:

Future tax assets:	
Tax pools of oil and natural gas in excess of net book value	$ 552,700
Resource allowance	172,000
Tax loss carry forwards	547,300
Net future tax asset	$ 1,272,000

At December 31, 2002, the Trust has tax pools of aggregating $63,000,000, including $12,000,000 in non-capital losses expiring in 2009. The tax pools exceed the corresponding book values by approximately $18,000,000.

At December 31, 2002, Harvest Operations has tax pools aggregating $32,000,000, including $1,300,000 in non-capital losses expiring in 2009. The tax pools exceed the corresponding book values by approximately $3,500,000.

10. Financial instruments

The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.

(a) Fair values

Financial instruments of the Trust consist mainly of cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, distributions payable, large corporation taxes payable and

long-term debt. As at December 31, 2002, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair value.

(b) Interest rate risk

The Trust is exposed to interest rate risk on its long-term debt.

(c) Credit risk

Substantially all of the accounts receivable are due from customers in the oil and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer, which includes a significant number of companies engaged in joint operations with the Trust. The Trust routinely assesses the financial strength of its partners and customers, including parties involved in the marketing or other commodity arrangements. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

(d) *Commodity risk management*

The bank loan agreement requires the Trust to maintain hedging arrangements of not less than two thirds of its expected production volumes. The Trust uses oil sales contracts and derivative financial instruments to comply with this requirement. Under the terms of some of the derivative instruments, Harvest Operations is required to provide security from time to time based on the underlying market commodity price of those contracts.

The following is a summary of the oil sales contracts with price swap or collar features as at December 31, 2002, that have fixed future sales prices:

Swaps	Term	Price per Barrel	Mark to Market Gain (Loss) $
1,000 Bbls/d	January through March 2003	Cdn $38.30	(826,311)
1,000 Bbls/d	April through June 2003	Cdn $37.59	(513,586)
1,000 Bbls/d	July through September 2003	Cdn $37.10	(298,033)
1,000 Bbls/d	October through December 2003	Cdn $36.63	(197,719)
200 Bbls/d	January through March 2003	U.S. $24.95	(146,191)
200 Bbls/d	April through June 2003	U.S. $24.39	(86,590)
1,510 Bbls/d	January through March 2004	U.S. $23.23	(133,207)
1,300 Bbls/d	January through March 2004	U.S. $24.33	88,347
1,430 Bbls/d	April through June 2004	U.S. $22.93	(89,462)
1,380 Bbls/d	July through September 2004	U.S. $22.70	(91,323)
1,325 Bbls/d	October through December 2004	U.S. $22.54	(97,395)
1,100 Bbls/d	January through March 2005	U.S. $22.38	(93,532)
1,030 Bbls/d	April through June 2005	U.S. $22.18	(112,047)

Collars	Term	Price per Barrel	Mark to Market Gain (Loss) $
500 Bbls/d	January through March 2003	Cdn $35.00 – 41.30	(278,156)
500 Bbls/d	April through June 2003	Cdn $35.00 – 39.60	(165,338)
500 Bbls/d	July through September 2003	Cdn $35.40 – 38.40	(89,217)
500 Bbls/d	October through December 2003	Cdn $35.50 – 37.35	(65,740)

The Trust has also entered into a physical contract to deliver 6,000 Bbls/d of Lloydminster blend crude oil to the vendor of the property until December 31, 2003. This requires the Trust to purchase approximately 1,000 Bbls/d of diluents to blend with its production to meet the oil quality requirements at the delivery point. Under the contract, the Trust is paid a price equal to the NYMEX calendar WTI price less a fixed differential of U.S. $8.23 per Bbl, such price not to be less than U.S. $14.40 per Bbl or greater than U.S. $17.24 per Bbl.

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations to fix the cost of future electricity usage as at December 31, 2002:

Swaps	Term	Price per Megawatt	Mark to Market Gain (Loss) $
5MW	January through December 2003	Cdn $46.30	63,072

At December 31, 2002 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations was approximately $3,123,000.

11. Change in non-cash working capital

Changes in non-cash working capital items:	
Accounts receivable	$(13,577,870)
Prepaid expenses	(409,573)
Accounts payable and accrued liabilities	5,593,405
Accrued interest payable	389,349
Large corporation taxes payable	46,771
	$ (7,957,918)
Changes relating to operating activities	$ (6,974,243)
Changes relating to financing activities	781,049
Changes relating to investing activities	(1,764,724)
	$ (7,957,918)

12. Subsequent events

On January 15, 2003, the Trust announced a cash distribution of $0.20 per trust unit to the unitholders of record on January 31, 2003. The distribution was paid on February 17, 2003. On February 17, 2003, 79,208 trust units were issued for $794,650 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plans.

On January 24, 2003, 150,000 trust units were issued to a corporation controlled by a director of Harvest Operations on the exercise of a warrant. The $150,000 in proceeds was added to working capital.

On January 24, 2003, 32,500 trust unit rights were issued to employees under the Trust unit incentive plan with an exercise price of $10.21 per unit. The trust unit rights vest equally over the next four years on their anniversary date.

On January 29, 2003, Harvest Operations entered into an electricity purchase agreement whereby 5 MW per hour will be provided at a price of $46 per MW from January 1, 2004 to January 1, 2005.

On February 4, 2003, pursuant to an underwriting agreement dated January 26, 2003, the Trust issued 1,500,000 special warrants that are exercisable into 1,500,000 trust units for $14,050,000, net of a 5% underwriters' fee and approximately $200,000 of issue costs. Subsequent to the exercising of these rights, the net proceeds were added to working capital and used to partially repay the long-term debt.

On February 8, 2003, the Trust announced a cash distribution of $0.20 per unit to the unitholders of record on February 28, 2003. The distribution was paid on March 17, 2003. On March 17, 2003, 73,230 trust units were issued for $780,223 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

On February 14, 2003, 34,500 trust unit rights were issued to directors under the Trust unit incentive plan with an exercise price of $10.75 per unit. The trust unit rights vest equally over the next four years on their anniversary date.

On February 26, 2003, the personal guarantee provided by a director for the financial derivative contracts in place was replaced by cash on account of approximately U.S. $2,163,000 from Harvest Operations.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations subsequent to December 31, 2002, that have fixed future sales prices:

Trade Date	Swaps	Term	Price per Barrel
January 14, 2003	1,300 Bbls/d	January through March 2004	USD $24.33
February 26, 2003	1,200 Bbls/d	April through June, 2004	USD $25.50
February 26, 2003	500 Bbls/d	July through September, 2004	USD $24.56
February 26, 2003	500 Bbls/d	October through December, 2004	USD $24.03
March 21, 2003	500 Bbls/d	January through December, 2004	USD $24.12

Associated with the swap agreement entered into on March 21, 2003, Harvest Operations sold a put agreement to the counterparty for 500 Bbls/day at U.S. $15.50.

13. Commitments and contingencies

The vendor of certain properties purchased by Harvest Operations has indicated its intent to charge an additional $5.8 million for the properties purchased. Management believes that such amount is not owing to the vendor and accordingly, the additional amount has not been included in the cost of the purchase. This dispute is expected to be resolved through an arbitration process and any amount paid and not recoverable will be recorded as capital assets upon settlement.

COMPILATION REPORT

To the Trustee of Harvest Energy Trust and the Directors of Harvest Operations Corp.

We have read the accompanying unaudited pro forma consolidated balance sheet of Harvest Energy Trust (the "Trust") as at June 30, 2003 and the unaudited pro forma consolidated statements of income for the six-month period ended June 30, 2003 and for the year ended December 31, 2002, and have performed the following procedures:

1. Compared the figures in the columns captioned "Harvest Energy Trust" to the unaudited consolidated financial statements of the Trust as at June 30, 2003 and the six-month period ended June 30, 2003, and to the audited consolidated financial statements of the Trust for the period ended December 31, 2002, respectively and found them to be in agreement.

2. Compared the figures in the columns captioned "Initial and Additional Properties" to the unaudited schedules of revenues and expenses for periods from January 1, 2002 to the respective dates of the completion of the acquisitions and found them to be in agreement.

3. Compared the figures in the columns captioned "New Properties" to the unaudited schedule of revenue and expenses for the six-month period ended June 30, 2003, and to the audited consolidated schedule of revenue and expenses for the year ended December 31, 2002, respectively and found them to be in agreement.

4. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

   (a) The basis for the determination of the pro forma adjustments; and

   (b) Whether the pro forma consolidated financial statements comply in all material respects with the applicable regulatory requirements.

   The officers:

   (a) Described to us the basis for determination of the pro forma adjustments, and

   (b) Stated that the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

5. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. *Recalculated the application of the pro forma adjustments to the aggregate of the amounts in* the other columns as at June 30, 2003 and for the six-month period ended June 30, 2003 and *the year ended December* 31, 2002 *and found the amounts in the column captioned to* "Pro forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
October 7, 2003

HARVEST ENERGY TRUST

Pro Forma Consolidated Balance Sheet

As at June 30, 2003
(Unaudited)

	Harvest Energy Trust	Adjustments	Notes	Pro Forma Consolidated
Assets				
Current assets:				
Cash and short-term investments	$ 1,180,609	$ –		$ 1,180,609
Accounts receivable	16,224,404	–		16,224,404
Prepaid expenses	2,398,553	–		2,398,553
	19,803,566	–		19,803,566
Capital assets	97,876,800	81,100,000	2(a)	178,976,800
Deferred financing charges	1,406,840	–		1,406,840
Future income tax asset	1,034,476	–		1,034,476
	$ 120,121,682	$ 81,100,000		$ 201,221,682
Liabilities and Unitholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$ 10,063,054	$ –	2(a)(d)	$ 10,063,054
Cash distribution payable	2,447,510	–		2,447,510
Accrued interest payable	809,829	–		809,829
Demand loan	45,557,388	15,000,000	2(d)	60,557,388
Promissory note payable	850,000	(850,000)	2(d)	-
	59,727,781	14,150,000		73,877,781
Site restoration and reclamation provision	1,917,018	–		1,917,018
	61,644,799	14,150,000		75,794,799
Unitholders' equity:				
Unitholders' capital	63,273,216	41,950,000	2(b)	105,223,216
Equity Bridge Facility	–	25,000,000	2(c)	25,000,000
Accumulated income	10,052,141	–		10,052,141
Contributed surplus	29,455	–		29,455
Accumulated cash distributions	(14,877,929)	–		(14,877,929)
	58,476,883	66,950,000		125,426,883
	$ 120,121,682	$ 81,100,000		$ 201,221,682

See accompanying notes to pro forma consolidated financial statements.

HARVEST ENERGY TRUST

Pro Forma Consolidated Statement of Income

Six month period ended June 30, 2003
(Unaudited)

	Harvest Energy Trust	New Properties	Adjustments	Notes	Pro Forma Consolidated
Revenue:					
Petroleum and natural gas sale	$ 50,869,382	$ 40,370,829	$	3(b)	$ 91,240,211
Hedging loss	(12,296,276)				(12,296,276)
Royalty income	170,133				170,133
Royalties	(6,382,776)	(8,442,778)		3(b)	(14,825,554)
	32,360,463	31,928,051	–		64,288,514
Expenses:					
Operating	13,400,411	12,694,582		3(b)	26,094,993
General and administrative	1,519,653				1,519,653
Interest and amortization of deferred financing charges	2,190,728		338,388	3(f)	2,529,116
Site restoration	1,383,804		1,035,679	3(d)	2,419,483
Depletion, depreciation and amortization	12,148,215		2,194,002	3(c)	14,342,217
Foreign exchange gain	(3,487,457)		–		(3,487,457)
	27,155,354	12,694,582	3,568,069		43,418,005
Income (loss) before taxes	5,205,109	19,233,469	(3,568,069)		20,870,509
Taxes:					
Large corporation taxes	51,538		100,000	3(g)	151,538
Future tax expense	237,524		2,492,209	3(g)	2,729,733
	289,062	–	2,592,209		2,881,271
Net income (loss)	$ 4,916,047	$ 19,233,469	$ 6,160,278		$ 17,989,238
Net income per trust unit:					
Basic	$ 0.68			3(h)	$ 1.14
Diluted	$ 0.64			3(h)	$ 1.14

See accompanying notes to pro forma consolidated financial statements.

HARVEST ENERGY TRUST

Pro Forma Consolidated Statement of Income

Year ended December 31, 2002
(Unaudited)

	Harvest Energy Trust	Initial and Additional Properties	New Properties	Adjustments	Notes	Pro Forma Consolidated
Revenue:						
Petroleum and natural gas sale	$ 21,699,861	$ 76,362,314	$ 85,270,787		3(a)(b)	$ 183,332,962
Royalties	(2,864,411)	(9,140,164)	(18,163,421)		3(a)(b)	(30,167,996)
Royalty income	119,982					119,982
	18,955,432	67,222,150	67,107,366			153,284,948
Expenses:						
Operating	6,396,294	20,241,079	24,688,372		3(b)(c)	51,325,745
General and administrative	576,780			4,796,947	3(e)	5,373,727
Interest and amortization of deferred financing charges	2,645,543			2,509,597	3(f)	5,155,140
Site restoration	544,178			3,413,465	3(d)	3,957,643
Depletion, depreciation and amortization	5,136,829			21,248,481	3(c)	26,385,310
Foreign exchange gain	(255,056)					(255,056)
	15,044,568	20,241,079	24,688,372	31,968,490		91,942,509
Income (loss) before taxes	3,910,864	46,981,071	42,418,994	(31,968,490)		61,342,439
Taxes:						
Large corporation taxes	46,771			200,000	3(g)	246,771
Future tax recovery	(1,272,000)			6,619,872	3(g)	5,347,872
	(1,225,229)	–	–	6,819,872		5,594,643
Net income (loss)	$ 5,136,093	$ 46,981,071	$ 42,418,994	$ 38,788,362		$ 55,747,796
Net income per trust unit:						
Basic	$ 3.69				3(h)	$ 4.08
Diluted	$ 3.46				3(h)	$ 3.47

See accompanying notes to pro forma consolidated financial statements.

1. Basis of presentation:

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust formed under the laws of Alberta. Pursuant to a trust indenture and an administration agreement, the Trust is managed by its wholly owned subsidiary, Harvest Operations Corp (the "Corporation"). The Trust acquires and holds net profits interests in oil and gas properties acquired and held by the Corporation.

The accompanying unaudited pro forma consolidated financial statements have been prepared by the management of the Corporation in accordance with accounting principles generally accepted in Canada. In the opinion of management, the pro forma consolidated financial statements include all material adjustments necessary for fair presentation in accordance with generally accepted accounting principles in Canada.

The pro forma financial statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

The Trust was formed on July 10, 2002 and the Corporation acquired certain direct royalties and properties from a major oil and gas producer for an aggregate purchase price of $26.1 million (the "Initial Properties"). On November 15, 2002, the Corporation completed the acquisition of certain direct royalties and properties from a senior oil and gas producer for an aggregate purchase price of $78.1 million (the "Additional Properties"). On October 1, 2003 the Trust and the Corporation entered into an agreement to acquire properties from a third party (the "New Properties"). The cost to the Corporation is estimated to be approximately $81.1 million including the closing adjustments and estimated transaction costs of approximately $2 million.

The unaudited pro-forma consolidated balance sheet as at June 30, 2003 has been based on the unaudited balance sheet of the Trust as at June 30, 2003. The unaudited pro forma consolidated statement of income for the six-month period ended June 30, 2003 has been based on:

- The unaudited statement of income and accumulated income of the Trust for the six-month period ended June 30, 2003; and
- the unaudited schedule of revenue and expenses for the New Properties for the six-month period ended June 30, 2003.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2002 has been based on:

- The audited statement of income and accumulated income of the Trust for the period from formation on July 10, 2002 to December 31, 2002;

1. Basis of presentation (continued):

- the unaudited schedule of revenue and expenses for the Initial Properties and the Additional Properties for the periods from January 1, 2002 to the date of completion of the respective acquisitions; and
- the audited schedule of revenue and expenses for the New Properties for the year ended December 31, 2002.

The pro forma financial statements should be read in conjunction with the financial statements and notes thereto included in this prospectus.

2. Pro forma consolidated balance sheet assumptions and adjustments:

The unaudited pro forma consolidated balance sheet gives effect to the following transactions and assumptions as if they had occurred on June 30, 2003:

(a) Acquisition of New Properties:

On October 1, 2003 the Trust and the Corporation entered into an agreement to acquire its interest in the New Properties for a purchase price of $81.1 million including closing adjustments and estimated transaction costs of approximately $2 million

(b) Issue of Trust Units:

On October 7, 2003, the Trust entered into an underwriting agreement for the issue of 3,750,000 trust units at an issue price of $12 per unit for gross proceeds of $45 million. The net proceeds are estimated to be $41.95 million after deduction of the underwriters' commission at 6% and costs of $0.35 million.

(c) Equity Bridge Agreement:

On July 28, 2003, the Trust entered into an equity bridge agreement with Caribou Capital Corp. (a private corporation controlled by a Director of Harvest Operations Corp.) and a Director of Harvest Operations Corp. (the "Equity Bridge Agreement") that provides up to $40 million to the Trust to assist with the acquisition of the New Properties. Under the terms of the Equity Bridge Agreement, interest is payable quarterly and calculated daily at a fixed rate of 10% per annum. The Trust has the option to settle the quarterly interest payments, and the principal amounts at any time, with cash or the issue of trust units. The number of trust units to be issued to settle the interest payments or principal amount is equivalent to the amount being settled divided by 90% of an ten-day weighted average trading price of the trust units.

2. Pro forma consolidated balance sheet assumptions and adjustments (continued):

(c) Equity Bridge Agreement (continued):

For purposes of this pro forma consolidated balance sheet, it has been assumed that $25 million will be drawn on this facility at the time of the acquisition of the New Properties.

As the Trust has the ability to settle the interest and principal amounts outstanding under the Equity Bridge Agreement through the issue of trust units, the amounts drawn have been presented in Unitholders' Equity in these pro forma financial statements. The corresponding interest amounts will be presented as a direct charge to accumulated income rather than as a deduction in determining income for the applicable periods. The Corporation also executed bridge notes from the same parties as with the Equity Bridge Agreement. Amounts drawn on these bridge notes will be repaid with proceeds from the offering of units or drawings on the new bank facility.

(d) Additional bank borrowings:

For purposes of this pro forma consolidated balance sheet, it has been assumed that the cost of the New Properties, less the proceeds from the issue of additional trust units and drawings under the Equity Bridge Agreement, will initially be financed through additional drawings on the bank facility as follows:

Net cost of New Properties (excluding acquisition costs which have been included in accounts payable)	$	81,100,000
Net proceeds from issue of trust units		(41,950,000)
Amounts drawn on Equity Bridge Agreement		(25,000,000)
Repayment of promissory notes		850,000
Net additional bank borrowing	$	15,000,000

Subsequent to June 30, 2003 the Corporation accepted a term sheet for a new bank facility with a syndicate of Canadian chartered banks (the "New Bank Facility") which is expected to be available on the completion of the acquisition of the New Properties. The New Bank Facility is a revolving reducing demand loan of $105 million with availability reducing by $4.5 million on the last day of each calendar month starting July 31, 2003. Interest will be payable at variable rates based on the lenders' prime rates or market rates for bankers' acceptances plus a spread adjusted for changes in certain financial ratios. In addition, on October 3, 2003 the Corporation entered into an interim bank facility. Any amounts drawn on the interim bank facility will be repaid with drawings on the New Bank Facility.

3. Pro forma consolidated statement of income and assumptions and adjustments:

The pro forma consolidated statements of income for the six month period ended June 30, 2003 and the year ended December 31, 2002 have been prepared assuming that the transactions described in notes 1 and 2 were completed on January 1, 2002 as follows:

(a) Acquisition of Initial and Additional Properties:

As described in note 1, the Corporation completed two major acquisitions during 2002. The following revenues and expenses for the periods from January 1, 2002 to the dates of the completion of the respective acquisitions have been included in the pro forma consolidated statement of income for the year ended December 31, 2002 as follows:

	Initial Properties Six months ended June 30, 2002	Additional Properties Nine months ended September 30, 2002	Additional Properties Period from October 1, to November 15, 2002	Total Pro forma Adjustment
Revenue	$13,935,019	$55,459,785	$ 6,967,510	$76,362,314
Royalties	(1,210,816)	(7,323,940)	(605,408)	(9,140,164)
	12,724,203	48,135,845	6,362,102	67,222,150
Operating costs	5,050,362	12,665,536	2,525,181	20,241,079
Operating income	$ 7,673,841	$35,470,309	$ 3,836,921	$46,981,071

As the acquisitions of the Initial and Additional Properties were completed prior to January 1, 2003, no pro forma adjustments are required for these properties for the six month period ended June 30, 2003

(b) Acquisition of New Properties:

The amounts included in the pro forma consolidated statement of income for the revenue, royalties and operating costs for the New Properties for the year ended December 31, 2002 have been derived from the schedule of revenue and expenses for the respective periods.

(c) Depletion, depreciation and amortizations:

The pro forma adjustments for depletion, depreciation and amortization have been determined using the full cost method of accounting based on combined proved reserves, future development costs and production volumes and incorporation of the costs of acquiring the New Properties (including estimated future development costs of $10 million).

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3. Pro forma consolidated statement of income and assumptions and adjustments (continued):

(d) Provision for future site restoration and reclamation costs:

The pro forma consolidated statements of income include adjustments to the provision for future site restoration and reclamation costs determined on the basis of the rate per unit of production recorded by the Trust and the pro forma production volumes.

(e) General and administrative costs:

The Trust was created during 2002 and did not complete the second of its major acquisitions until late in the 2002. The amounts recorded for general and administrative costs for the year ended December 31, 2002 have been adjusted to an amount determined on the basis of the actual costs incurred per unit of production and the pro forma production volumes. As the Trust was fully operational during the entire six month period ended June 30, 2003, no adjustments have been recorded for general and administrative costs for that period.

(f) Interest and amortization of deferred financing charges:

As discussed above, the Trust completed two major property acquisitions during the year ended December 31, 2002. The revenue and expenses for the Initial and Additional properties for the period from January 1, 2002 to the date of the completion of the respective acquisitions have been included as a pro forma adjustment as described above. The interest expense for the year ended December 31, 2002 has been adjusted to an amount determined on the basis of the debt outstanding at the end of the year and the applicable interest rates for the period, and the interest that would be applicable to the additional bank borrowings that would result from the acquisition of the New Properties as if that transaction was completed on January 1, 2002. The amount recorded for the amortization of the deferred financing charge has been adjusted to reflect the amount for a full year.

As the acquisition of the Initial and Additional Properties was completed prior to January 1, 2003, no adjustment is required for interest expense for that period or for the amortization of the deferred financing charge. The interest expense has been adjusted for the interest that would be applicable to the additional bank borrowings that would result from the acquisition of the New Properties as if that transaction was completed prior to the beginning of the period.

As the Trust has the ability to settle the interest and principal amounts outstanding under the Equity Bridge Agreement through the issue of trust units, the amounts drawn have been presented in Unitholders' Equity in these pro forma financial statements. The corresponding interest amounts of $2.5 million for the year ended December 31, 2002 and $1.25 million for the six month period ended June 30, 2003 will be presented as a direct charge to accumulated income rather than as a deduction in determining income for the applicable periods.

3. Pro forma consolidated statement of income and assumptions and adjustments (continued):

(g) Taxes:

Large Corporation Tax has been adjusted for each period for the tax that would be applicable to the additional capital resulting from the acquisition of the New Properties.

For income tax purposes, the Trust is able to, and intends to, claim a deduction for all amounts paid or payable to unitholders, and then to allocate the remaining income, if any, to the unitholders. However, the pro forma adjustment for future income taxes has been based on the assumption that 50% of the incremental cash flow would have been paid by the Corporation to the Trust as a royalty payment.

(h) Income per trust unit:

For the year ended December 31, 2002 the number of trust units expected to be issued under the terms of the underwriting agreement dated October 7, 2003 were assumed to be issued at the beginning of the year. This includes the trust units issued on the settlement of loans entered into on the acquisition of the Initial Properties. The pro forma income available to unitholders was reduced by the interest applicable to amounts drawn under the Equity Bridge Agreement.

The diluted weighted average number of trust units for the year ended December 31, 2002 included 300,000 trust units with respect to the trust unit incentive plan and 2,694,256 trust units with respect to the settlement of the amounts assumed to drawn under the Equity Bridge Agreement.

For the six month period ended June 30, 2003, the number of trust units included in the basic weighted average number outstanding for the period was based on the weighted average number of trust units actually outstanding for the period and the 3,750,000 trust units expected to be issued under the terms of the underwriting agreement dated October 7, 2003. The pro forma income available to unitholders was reduced by the interest applicable to amounts drawn under the Equity Bridge Agreement.

The diluted weighted average number of trust units for the six month period ended June 30, 2003 included 300,000 trust units with respect to the trust unit incentive plan and 2,694,256 trust units with respect to the settlement of the amounts assumed to be drawn under the Equity Bridge Agreement.

CERTIFICATE OF THE TRUST AND PROMOTERS

Dated: October 7, 2003

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta) by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Section 63 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island) and by Part XIV of *The Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder. This prospectus does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

HARVEST ENERGY TRUST
By: Harvest Operations Corp.

(Signed) "*Jacob Roorda*"
President and as chief executive officer

(Signed) "*David M. Fisher*"
Vice President, Finance and as chief financial officer

On behalf of the Board of Directors

(Signed) "*M. Bruce Chernoff*"
Director

(Signed) "*Hank B. Swartout*"
Director

PROMOTERS

(Signed) "*M. Bruce Chernoff*"

(Signed) "*Kevin A. Bennett*"

CERTIFICATE OF THE UNDERWRITERS

Dated: October 7, 2003

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Section 64 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island) and by Part XIV of *The Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder. To our knowledge, this prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Quebec) and the regulations thereunder.

National Bank Financial Inc.

By: (signed) "*L. Trevor Anderson*"

CIBC World Markets Inc.

By: (signed) "*T. Timothy Kitchen*"

FirstEnergy Capital Corp.

By: (signed) "*Nicholas J. Johnson*"

Haywood Securities Inc.

By: (signed) "*David G. McGorman*"